As confidentially submitted to the Securities and Exchange Commission on March 30, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SatixFy Communications Ltd.
(Exact Name of Registrant as Specified in Its Charter)

State of Israel	3663	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
SatixFy Communications Ltd.
12 Hamada St., Rehovot 670315
Israel
+(972) 8-939-3200
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

COGENCY GLOBAL INC.
122 East 42nd Street, 18th Floor
New York, NY 10168
Telephone: (800) 221- 0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Brian Wolfe Michael Kaplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Telephone: 212-450-4000	Richard J. Mann Perry Wildes Gross Law Firm 1 Azrieli Center, Round Tower Tel Aviv 6701101 Israel	Larry P. Medvinsky David Slotkin Morrison & Foerster LLP 250 West 55th Street New York, NY 10019 (212) 468-8000	Clifford M. J. Felig Jonathan M. Nathan Meitar Law Offices 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Tel: (+972) (3) 610-3100

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and all other conditions to the proposed Business Combination described herein have been satisfied or waived.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this proxy statement/prospectus is not complete and may be changed. SatixFy Communications Ltd. may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is effective. This proxy statement/prospectus is neither an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted. Any representation to the contrary is a criminal offense.
PRELIMINARY PROXY STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION DATED    , 2022
PROXY STATEMENT/PROSPECTUS

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING
OF
ENDURANCE ACQUISITION CORP.
PROSPECTUS FOR UP TO         ORDINARY SHARES,
WARRANTS,
AND       ORDINARY SHARES UNDERLYING WARRANTS
OF
SATIXFY COMMUNICATIONS LTD.
The board of directors of Endurance Acquisition Corp., a Cayman Islands exempted company (“EDNCU”), has unanimously approved the business combination agreement (the “Business Combination Agreement”), dated as of March 8, 2022, by and among EDNCU, SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (the “Company” or “SatixFy”) and SatixFy MS, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”). Pursuant to the Business Combination Agreement, Merger Sub will merge with and into EDNCU, with EDNCU surviving the merger (the “Business Combination”). As a result of the Business Combination, and upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement (the “Transactions”), EDNCU will become a wholly owned subsidiary of SatixFy, with the shareholders and warrantholders of EDNCU becoming shareholders and warrantholders of SatixFy.
Prior to the effective time of the Business Combination (the “Effective Time”), SatixFy intends to (a) have each of its preferred shares issued and outstanding at the end of the date immediately prior to the date (the “Closing Date”) of the closing of the Business Combination (the “Closing”) converted into and become one SatixFy ordinary share effective as of the end of such date (the “SatixFy Ordinary Shares”), and (b) effect a recapitalization, by a stock split, stock issuance or share consolidation of each SatixFy Ordinary Share issued and outstanding, that will result in the implied value of the outstanding SatixFy Ordinary Shares as of the Effective Time (including the aggregate number of SatixFy Ordinary Shares subject to vested SatixFy Options and SatixFy warrants (each outstanding prior to the Effective Time), but excluding any SatixFy Ordinary Shares or other capital stock of SatixFy issued or issuable to the PIPE Investors (as defined below) or in connection with the Debt Financing (as defined below), the Backstop Facility (as defined below, and if entered into prior to the Effective Time), the Equity Line of Credit (as defined below) or any Permitted Interim Financing (as defined below, and if entered into prior to the Effective Time), a $10.00 value per SatixFy Ordinary Share based on a pre-deal equity value of $500 million) (the “Pre-Closing Recapitalization”).
Immediately following the Pre-Closing Recapitalization but prior to the Effective Time, each SatixFy Option outstanding and unexercised immediately prior to the Effective Time, will be adjusted by multiplying the number of SatixFy Ordinary Shares subject to such option by the Exchange Ratio (as defined herein) and the per share exercise price will be determined by dividing the exercise price of such option immediately prior to the Effective Time by the Exchange Ratio. In addition, immediately following the Pre-Closing Recapitalization but prior to the Effective Time, substantially all of the SatixFy warrants will be adjusted by multiplying the number of SatixFy Ordinary Shares subject to such warrant by the Exchange Ratio and the per share exercise price will be determined by dividing the per share exercise price of such warrant immediately prior to the Effective Time by the Exchange Ratio. Each of the SatixFy warrants issued and outstanding, except for certain warrants held by a warrantholder that elected to have its warrants exercised for cash, will be exercised on a cashless basis assuming a then price per share equal to $10.00, and no SatixFy warrants shall survive after the Effective Time and any remaining warrants will be settled for cash.
Pursuant to the Business Combination Agreement and assuming the Pre-Closing Recapitalization has occurred, at the Effective Time, (i) each outstanding EDNCU ordinary share (the “EDNCU ordinary shares”), par value $0.0001 per share (excluding treasury shares, redeeming EDNCU Public Shares (as defined herein) and Dissenting EDNCU Shares (as defined herein)), will be exchanged for one SatixFy Ordinary Share and (ii) each outstanding EDNCU warrant (the “EDNCU warrants”) will be assumed by SatixFy and will become a warrant exercisable for one SatixFy

Ordinary Share (the “SatixFy Warrants”) (subject the terms and conditions of the SatixFy Warrant Assumption Agreement (as defined below)). Upon consummation of the Business Combination, assuming none of the holders of EDNCU Class A ordinary shares (the “EDNCU Public Shareholders”) issued in EDNCU’s initial public offering (the “EDNCU IPO”) demand redemption pursuant to EDNCU’s amended and restated memorandum and articles of association (the “EDNCU Articles”) and that there are no Dissenting EDNCU Shareholders (as defined below) and excluding the potential dilutive impact of any Permitted Interim Financing (as defined below), the shareholders of SatixFy (including certain members of SatixFy’s management) are expected to own approximately 71.9% of the SatixFy Ordinary Shares, Endurance Antarctica Partners, LLC (the “Sponsor”) is expected to own approximately 4.0% of the SatixFy Ordinary Shares and the EDNCU Public Shareholders (together with holders of Founder Shares other than the Sponsor) and the PIPE Investors (as defined below) are expected to own approximately 21.2% and 2.9% of the outstanding SatixFy Ordinary Shares, respectively. The ownership percentages set forth above do not take into account any warrants that will be outstanding as of the Closing and may be exercised thereafter or any transactions that may be entered into after the date hereof.
Concurrently with the execution of the Business Combination Agreement, EDNCU and SatixFy entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and SatixFy agreed to issue and sell to the PIPE Investors, immediately prior to the closing of the Business Combination, an aggregate of 2,910,000 SatixFy units (the “PIPE Units”) consisting of (i) one SatixFy Ordinary Share (the “PIPE Shares”) and (ii) one-half of one redeemable warrant exercisable for one SatixFy Ordinary Share at a price of $11.50 per share (the “PIPE Warrants”) for a purchase price of $10.00 per unit, for gross proceeds of $29,100,000, on the terms and subject to the conditions set forth in the applicable Subscription Agreements. Affiliates of the Sponsor agreed to purchase $10,000,000 of PIPE Units pursuant to the Subscription Agreements on the same terms and conditions as all other PIPE Investors. The SatixFy Ordinary Shares and the PIPE Warrants which comprise the PIPE Units are not attached and will trade separately without any instruction or detachment obligations on the part of SatixFy, the PIPE Investors or the warrant agent for the PIPE Warrants.
Prior to the execution of the Business Combination Agreement, SatixFy entered into a credit facility pursuant to which SatixFy borrowed $55,000,000 (the “Debt Financing”). Further, concurrently with the execution of the Business Combination Agreement, SatixFy entered into an equity line of credit purchase agreement and related registration rights agreement with CF Principal Investments LLC, a Delaware limited liability company and an affiliate of Cantor Fitzgerald & Co. (“CF Principal Investments”), pursuant to which SatixFy may issue up to $75,000,000 of SatixFy Ordinary Shares following the closing of the Business Combination (the “Equity Line of Credit”).
Immediately following the Effective Time, SatixFy will issue a total of 27,500,000 price adjustment shares (the “Price Adjustment Shares”) with SatixFy’s founders receiving 27,000,000 Price Adjustment Shares and the Sponsor receiving 500,000 Price Adjustment Shares. See “Security Ownership of Certain Beneficial Owners and Management of EDNCU, SatixFy and the Combined Company” for more information. The Price Adjustment Shares vest at three price adjustment achievement dates: (i) one-third of the Price Adjustment Shares will vest if at any time 150 days after the Closing and within the 10-year period following the closing, the volume weighted average price (“VWAP”) of SatixFy Ordinary Shares is greater than or equal to $12.50 for any seven (7) trading days within a period of 30 consecutive trading days, (ii) one-third of the Price Adjustment Shares will vest if at any time 150 days after the Closing and within the 10-year period following the closing, the VWAP of SatixFy Ordinary Shares is greater than or equal to $14.00 for any seven (7) trading days within a period of 30 consecutive trading days and (iii) one-third of the Price Adjustment Shares will vest if at any time 150 days after the Closing and within the 10-year period following the closing, the VWAP of SatixFy Ordinary Shares is greater than or equal to $15.50 for any seven (7) trading days within a period of 30 consecutive trading days.
The Sponsor has entered into a letter agreement with the Company and EDNCU (the “Sponsor Letter Agreement”), pursuant to which it has agreed to, among other things, vote all of the Founder Shares and any other equity securities of EDNCU beneficially owned by it in favor of the Business Combination and each other proposal related to the Business Combination at the extraordinary general meeting to approve the Business Combination, and to appear at such meeting for the purpose of establishing a quorum. The Sponsor agreed not to redeem any EDNCU ordinary shares in connection with any shareholder approval of the Business Combination and to waive anti-dilution protections. Additionally, certain shareholders of SatixFy representing the requisite percentage for approval by SatixFy entered into transaction support agreements (the “SatixFy Transaction Support Agreements”) with EDNCU and SatixFy, pursuant to which, among other things, they agreed to vote (or cause to be voted, as applicable) the covered shares in favor of all of the matters, actions and proposals necessary to consummate the Transactions contemplated by the Business Combination Agreement.
This proxy statement/prospectus covers the SatixFy Ordinary Shares and SatixFy Warrants issuable to the shareholders and warrantholders of EDNCU as described above. Accordingly, we are registering up to an aggregate of           SatixFy Ordinary Shares,           SatixFy Warrants, and           SatixFy Ordinary Shares issuable upon the exercise of the SatixFy Warrants. We are not registering the SatixFy Ordinary Shares currently owned by the existing SatixFy shareholders, the PIPE Shares and PIPE Warrants (including any SatixFy Ordinary Shares underlying such PIPE Warrants) issuable to the PIPE Investors, the Price Adjustment Shares or any SatixFy Ordinary Shares issuable under the Equity Line of Credit.

Proposals to approve the Business Combination Agreement, the Merger Proposal and the other matters discussed in this proxy statement/prospectus will be presented at the extraordinary general meeting of EDNCU shareholders scheduled to be held on      , 2022 in virtual format.
Although SatixFy is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the consummation of the Business Combination, SatixFy will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). SatixFy intends to apply for listing of the SatixFy Ordinary Shares and the SatixFy Public Warrants on Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “SATX” and “SATXW,” respectively, to be effective at the consummation of the Business Combination. It is a condition of the consummation of the Transactions that the SatixFy Ordinary Shares are approved for listing on Nasdaq (subject only to official notice of issuance thereof and round lot holder requirements) or another national securities exchange. While trading on Nasdaq is expected to begin on the first business day following the date of completion of the Business Combination, there can be no assurance that SatixFy’s securities will be listed on Nasdaq or another national securities exchange or that a viable and active trading market will develop.
SatixFy will be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.
SatixFy will also be a “foreign private issuer” as defined under the U.S. federal securities laws and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, SatixFy’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, SatixFy will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.
The accompanying proxy statement/prospectus provides EDNCU shareholders with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of EDNCU. We encourage you to read the entire accompanying proxy statement/prospectus, including the annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 46 of the accompanying proxy statement/prospectus.
None of the Securities and Exchange Commission, the Israel Securities Authority or any state securities commission has approved or disapproved of the securities to be issued in connection with the Business Combination, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated           , 2022, and is first being mailed to EDNCU shareholders on or about           , 2022.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS OF ENDURANCE ACQUISITION CORP.
TO BE HELD ON           , 2022
TO THE SHAREHOLDERS OF ENDURANCE ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Endurance Acquisition Corp., a Cayman Islands exempted company (“EDNCU”), will be held at      a.m. Eastern Time, on      , 2022 and on such other date and at such other place to which the meeting may be adjourned. The extraordinary general meeting will be a virtual meeting conducted via live audio webcast at https://      . For the purposes of Cayman Islands law and the amended and restated memorandum and articles of association of EDNCU (the “EDNCU Articles”), the physical location of the meeting shall be at the offices of Morrison & Foerster LLP at 250 West 55th Street, New York, New York 10019. You are cordially invited to attend and participate in the extraordinary general meeting online by visiting https://       and using a control number assigned by Continental Stock Transfer & Trust Company, the transfer agent to EDNCU. To register and receive access to the virtual meeting, registered shareholders and beneficial holders of shares (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the attached proxy statement/prospectus of which this notice forms a part. The extraordinary general meeting will be held in order to consider and vote on the following proposals:
1.
Proposal No. 1 — The Business Combination Proposal — An ordinary resolution to ratify, approve and adopt the Business Combination Agreement, dated as of March 8, 2022 (as it may be amended and/or restated from time to time, the “Business Combination Agreement” and to which the form of Plan of Merger required by the Companies Act (As Revised) of the Cayman Islands (the “Plan of Merger”) is appended), a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein (the “Transactions”), including the business combination (the “Business Combination”) whereby SatixFy MS, a Cayman Islands exempted company (“Merger Sub”) and a direct, wholly owned subsidiary of SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (“SatixFy”), will merge with and into EDNCU with EDNCU surviving the merger as a wholly owned subsidiary of SatixFy (the “Business Combination Proposal”); and

2.
Proposal No. 2 — The Merger Proposal — A special resolution to authorize and approve the Plan of Merger and the merger of Merger Sub with and into EDNCU, with EDNCU surviving the merger as a wholly-owned subsidiary of SatixFy, and the issuance of SatixFy Ordinary Shares to EDNCU shareholders as merger consideration (the “Merger Proposal”); and

3.
Proposal No. 3 — The Adjournment Proposal — An ordinary resolution to approve the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve the Business Combination Proposal or Merger Proposal or in order to seek withdrawals if EDNCU Public Shareholders have elected to redeem an amount of Class A ordinary shares, par value $0.0001 per share, of EDNCU (“EDNCU Class A ordinary shares”) such that EDNCU reasonably expects the minimum available cash condition contained in the Business Combination Agreement would not be satisfied (the “Adjournment Proposal”).

We also will transact any other business as may properly come before the extraordinary general meeting or any adjournment or postponement thereof.
The full text of the resolutions to be voted on at the extraordinary general meeting is as follows:
Resolution No. 1 — The Business Combination Proposal
“RESOLVED, as an ordinary resolution, that Endurance Acquisition Corp.’s (“EDNCU”) entry into the Business Combination Agreement, dated as of March 8, 2022 (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among EDNCU, SatixFy MS (“Merger Sub”), and SatixFy Communications Ltd. (“SatixFy”), pursuant to which, among other things, Merger

Sub will merge with and into EDNCU, with EDNCU surviving the merger as a wholly owned subsidiary of SatixFy in accordance with the terms and subject to the conditions of the Business Combination Agreement, and the transactions contemplated by the Business Combination Agreement each be and are hereby authorized, approved, ratified and confirmed in all respects.”
Resolution No. 2 — The Merger Proposal
“RESOLVED, as a special resolution, that:
(1)
the Plan of Merger, by and among Endurance Acquisition Corp. (“EDNCU”), SatixFy MS (“Merger Sub”), and SatixFy Communications Ltd. (“SatixFy”), substantially in the form appended to the Business Combination Agreement, dated as of March 8, 2022, by and among EDNCU, Merger Sub and SatixFy, (the “Plan of Merger”) be and is hereby authorized and approved in all respects;

(2)
EDNCU be authorized to merge with Merger Sub (the “Business Combination”) so that EDNCU be the surviving company (surviving the Business Combination as a wholly owned subsidiary of SatixFy, in accordance with the terms and subject to the conditions of the Business Combination Agreement and Plan of Merger) and all the undertaking, property and liabilities of Merger Sub shall vest in EDNCU by virtue of the merger pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”);

(3)
EDNCU be authorized to enter into the Plan of Merger;

(4)
there being no holders of any outstanding security interest granted by EDNCU immediately prior to the Effective Time (as defined in the Plan of Merger), the Plan of Merger be executed by any one director on behalf of EDNCU and any director or delegate or agent thereof be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands;

(5)
as at the Effective Time, the Memorandum and Articles of Association of EDNCU will be in the form attached to the Plan of Merger; and

(6)
all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these Resolutions by any director or officer of EDNCU in connection with the transactions contemplated by these resolutions be approved, ratified and confirmed in all respects.”

Resolution No. 3 — The Adjournment Proposal
“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting or to seek withdrawals if EDNCU’s public shareholders have elected to redeem an amount of Class A ordinary shares, par value $0.0001 per share, such that EDNCU reasonably expects the minimum available cash condition contained in the Business Combination Agreement, dated as of March 8, 2022 (as it may be amended and/or restated from time to time), by and among Endurance Acquisition Corp. (“EDNCU”) , SatixFy MS, and SatixFy Communications Ltd. would not be satisfied, be and is hereby approved.”
The Sponsor has entered into the Sponsor Letter Agreement, pursuant to which it has agreed to, among other things, vote all of the Founder Shares and any other equity securities of EDNCU beneficially owned by it in favor of the Business Combination and each other proposal related to the Business Combination at the extraordinary general meeting to approve the Business Combination, and to appear at such meeting for the purpose of establishing a quorum. Additionally, the Sponsor agreed not to redeem any EDNCU ordinary shares in connection with any shareholder approval of the Business Combination and to waive anti-dilution protections.
The closing of the Business Combination is conditioned on approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

The items of business listed above are more fully described elsewhere in the attached proxy statement/prospectus, of which this notice forms a part. Whether or not you intend to attend the extraordinary general meeting, we urge you to read the attached proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements, before voting. IN PARTICULAR, WE URGE YOU TO CAREFULLY READ THE SECTION IN THE PROXY STATEMENT/PROSPECTUS ENTITLED “RISK FACTORS.”
Only holders of record of EDNCU ordinary shares, par value $0.0001 per share, at the close of business on      , 2022 (the “record date”) are entitled to notice of the extraordinary general meeting and to vote and have their votes counted at the extraordinary general meeting and any adjournments or postponements of the extraordinary general meeting.
After careful consideration, EDNCU’s board of directors has determined that each of the proposals listed is in the best interests of EDNCU and unanimously recommends that you vote or give instruction to vote “FOR” each of the proposals set forth above. When you consider the recommendations of EDNCU’s board of directors, you should keep in mind that EDNCU’s directors and officers may have interests in the Business Combination that conflict with, or are different from, your interests as a shareholder of EDNCU. See the section entitled “Proposal One — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”
All EDNCU shareholders at the close of business on the record date are cordially invited to attend the extraordinary general meeting, which will be held virtually over the Internet via live audio webcast by visiting https://           and using a control number assigned by Continental Stock Transfer & Trust Company, the transfer agent to EDNCU. To ensure your representation at the extraordinary general meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible in the pre-addressed postage paid envelope provided and, in any event so as to be received by EDNCU no later than at                 a.m. Eastern Time, on                 , 2022, being 48 hours before the time appointed for the holding of the extraordinary general meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting). If you are a holder of record of EDNCU ordinary shares at the close of business on the record date, you may also cast your vote at the extraordinary general meeting. If you hold your EDNCU ordinary shares in “street name”, which means your shares are held in an account at a brokerage firm or bank, you must instruct your broker, bank or nominee on how to vote your shares or, if you wish to attend and vote at the extraordinary general meeting, you must obtain a legal proxy from the shareholder of record and e-mail a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the extraordinary general meeting. Holders should contact their broker or bank for instructions regarding obtaining a legal proxy. Holders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the extraordinary general meeting virtually. You will receive an e-mail prior to the meeting with a link and instructions for entering the extraordinary general meeting.
A complete list of EDNCU shareholders of record entitled to vote at the extraordinary general meeting will be available for ten days before the extraordinary general meeting at the principal executive offices of EDNCU for inspection by shareholders during business hours for any purpose germane to the extraordinary general meeting.
Voting on all resolutions at the extraordinary general meeting will be conducted by way of a poll rather than on a show of hands. On a poll, votes are counted according to the number of EDNCU ordinary shares registered in each shareholder’s name which are voted, with each EDNCU ordinary share carrying one vote.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the extraordinary general meeting, please complete, sign, date and return the enclosed proxy card as soon as possible in the pre-addressed postage paid envelope provided. Submitting a proxy now will NOT prevent you from being able to attend and vote in person at the extraordinary general meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker or bank to ensure that votes related to the shares you beneficially own are properly voted and counted.
If you have any questions or need assistance voting your EDNCU ordinary shares, please contact           . Questions can also be sent by email to           . This notice of extraordinary general meeting is and the proxy statement/prospectus relating to the Business Combination will be available at https://           .

Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors Chandra R. Patel Chairman of the Board
           , 2022
IF YOU RETURN YOUR SIGNED PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS PRESENTED AT THE EXTRAORDINARY GENERAL MEETING.
ALL HOLDERS OF EDNCU CLASS A ORDINARY SHARES ISSUED IN THE EDNCU IPO (THE “EDNCU PUBLIC SHARES”) HAVE THE RIGHT TO HAVE THEIR EDNCU PUBLIC SHARES REDEEMED FOR CASH IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION. EDNCU PUBLIC SHAREHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL, TO VOTE ON THE BUSINESS COMBINATION PROPOSAL AT ALL, OR TO BE HOLDERS OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR EDNCU PUBLIC SHARES REDEEMED FOR CASH.
THIS MEANS THAT ANY EDNCU PUBLIC SHAREHOLDER HOLDING EDNCU PUBLIC SHARES MAY EXERCISE REDEMPTION RIGHTS REGARDLESS OF WHETHER THEY ARE EVEN ENTITLED TO VOTE ON THE BUSINESS COMBINATION PROPOSAL.
TO EXERCISE REDEMPTION RIGHTS, EDNCU PUBLIC SHAREHOLDERS MUST DEMAND THAT EDNCU REDEEM THEIR EDNCU PUBLIC SHARES AND TENDER THEIR EDNCU PUBLIC SHARES TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, EDNCU’S TRANSFER AGENT, NO LATER THAN TWO (2) BUSINESS DAYS PRIOR TO THE EXTRAORDINARY GENERAL MEETING.
EDNCU PUBLIC SHAREHOLDERS MAY TENDER THEIR EDNCU PUBLIC SHARES BY EITHER DELIVERING THEIR SHARE CERTIFICATES (IF ANY) TO THE TRANSFER AGENT OR BY DELIVERING THEIR EDNCU PUBLIC SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN (DWAC) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE EDNCU PUBLIC SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF EDNCU SHAREHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.
The attached proxy statement/prospectus is dated      , 2022 and is first being mailed to EDNCU shareholders on or about      , 2022.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms a part of a registration statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”), by SatixFy, constitutes a prospectus of SatixFy under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the SatixFy Ordinary Shares to be issued to EDNCU shareholders in connection with the Business Combination, as well as the SatixFy Warrants to acquire SatixFy Ordinary Shares to be issued to EDNCU warrant holders and the SatixFy Ordinary Shares underlying such warrants.
This proxy statement/prospectus also constitutes a proxy statement of EDNCU under Section 14(a) of the Securities Exchange Act, and the rules promulgated thereunder, and a notice of meeting with respect to the extraordinary general meeting of EDNCU shareholders to consider and vote upon the proposals to adopt the Business Combination Proposal (as described herein), to adopt the Merger Proposal (as described herein) and, if necessary, to adopt the Adjournment Proposal (as described herein).
Unless otherwise indicated or the context otherwise requires, all references in this proxy statement/prospectus to the terms “SatixFy,” the “Company,” “we,” “us” and “our” refer to SatixFy Communications Ltd., together with its subsidiaries. All references in this proxy statement/prospectus to “EDNCU” refer to Endurance Acquisition Corp.
INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained in this proxy statement/prospectus concerning SatixFy’s industry and the regions in which it operates, including SatixFy’s general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and other industry publications, surveys and forecasts. SatixFy has not independently verified the accuracy or completeness of any third-party information. Similarly, internal surveys, industry forecasts and market research, which SatixFy believes to be reliable based upon its management’s knowledge of the industry, have not been independently verified. While SatixFy believes that the market data, industry forecasts and similar information included in this proxy statement/prospectus are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of SatixFy’s future performance and growth objectives and the future performance of its industry and the markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements; Market, Ranking and Other Industry Data” and “SatixFy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.
TRADEMARKS, TRADE NAMES AND SERVICE MARKS
This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SELECTED DEFINITIONS
“A&R Articles of
Association”
means the second amended and restated articles of association of SatixFy, attached to this registration statement as Annex B.
“A&R Registration Rights Agreement”
means the amended and restated registration rights agreement, dated as of March 8, 2022 by and among EDNCU, the Sponsor and Cantor.
“A&R Shareholders’
Agreement”
means the amended and restated shareholders’ agreement, dated as of March 8, 2022, by and among SatixFy, the Sponsor and certain shareholders of SatixFy.
“Aggregate Vested Company Option Exercise Price”
means the aggregate amount of the exercise price that would be paid to SatixFy in respect of all vested options to purchase SatixFy Ordinary Shares if all vested options to purchase SatixFy Ordinary Shares were exercised in full immediately prior to the Effective Time (without giving effect to any “net” exercise or similar concept).
“Aggregate Warrant Exercise Price”
means the aggregate amount of the exercise price that would be paid to SatixFy in respect of all exercisable warrants to purchase SatixFy Ordinary Shares prior to the Business Combination if all exercisable warrants to purchase SatixFy Ordinary Shares were exercised in full immediately prior to the Effective Time (without giving effect to any “net” exercise or similar concept).
“Aggregate Transaction Proceeds”
means, for purposes of the Business Combination Agreement, except as otherwise specified herein, an amount equal to (a) the aggregate cash proceeds available for release to EDNCU from the Trust Account in connection with the Transactions after taking into account all redemptions of EDNCU Public Shares, but before the release of any other funds, minus (b) expenses of EDNCU related to the Business Combination and the Transactions, minus (c) expenses of the Company related to the Business Combination and the Transactions, plus (d) the aggregate proceeds from the Debt Financing less cash expenses incurred by SatixFy in connection with the Debt Financing, plus (e) the aggregate proceeds received by SatixFy pursuant to any equity or equity-linked sale of securities of SatixFy after the signing of the Business Combination Agreement and prior to the Effective Time less cash expenses incurred by SatixFy in connection with such Permitted Interim Financing, plus (f) the aggregate proceeds received by SatixFy in connection with the Closing from the PIPE Financing, plus (g) the aggregate proceeds received by or available to SatixFy under the Backstop Facility, if the Backstop Facility has been entered into prior to or concurrently with the Effective Time, less cash expenses incurred by SatixFy in connection therewith, plus (h) $37,500,000 attributable to securities that can be sold pursuant to the Equity Line of Credit.
“Ancillary Documents”
means the Sponsor Letter Agreement, the Subscription Agreements, the Support Agreements, the A&R Shareholders’ Agreement, the A&R Registration Rights Agreement, and each other agreement, document, instrument and/or certificate contemplated by the

Business Combination Agreement executed or to be executed in connection with the transactions contemplated thereby.
“Backstop Facility”
means, as provided in the Business Combination Agreement, a revolving credit agreement between SatixFy and the institutional lender and its affiliates that are lenders under the Debt Financing that SatixFy and EDNCU shall use commercially reasonable efforts to enter into and pursuant to which SatixFy may borrow from time to time up to $25,000,000.
“Business Combination”
means the merger contemplated by the Business Combination Agreement, whereby Merger Sub will merge with and into EDNCU, with EDNCU surviving the merger as a wholly owned subsidiary of SatixFy, and the other transactions contemplated by the Business Combination Agreement.
“Business Combination Agreement”
means the Business Combination Agreement, dated as of March 8, 2022 (as may be amended, supplemented, or otherwise modified from time to time), by and among SatixFy, EDNCU and Merger Sub.
“Cantor”
means Cantor Fitzgerald & Co.
“Cayman Companies Law”
means the Cayman Islands’ Companies Act (As Revised), as amended from time to time.
“CF Purchase Agreement”
means that certain equity line of credit purchase agreement, dated as of March 8, 2022, by and between SatixFy and CF Principal Investments LLC, an affiliate of Cantor.
“CF Registration Rights Agreement”
means that certain registration rights agreement, dated as of March 8, 2022, by and between SatixFy and CF Principal Investments LLC, an affiliate of Cantor.
“Closing”
means the closing of the Business Combination.
“Closing Date”
means the date of the Closing.
“Continental”
means Continental Stock Transfer & Trust Company, the transfer agent for EDNCU, the warrant agent for the EDNCU warrants and the warrant agent for the SatixFy Warrants.
“Debt Financing”
means a credit facility, by and among SatixFy and an institutional lender and its affiliates, pursuant to the 2022 Credit Agreement, under which SatixFy borrowed $55,000,000 in February 2022.
“DGCL”
means the Delaware General Corporation Law, as amended.
“Dissent Rights”
means the right of each holder of record of EDNCU ordinary shares to dissent in respect of the Business Combination pursuant to Section 238 of the Cayman Companies Law.
“Dissenting EDNCU Shareholders”
means holders of Dissenting EDNCU Shares.
“Dissenting EDNCU Shares”
means EDNCU ordinary shares that are (i) issued and outstanding immediately prior to the Effective Time and (ii) held by EDNCU shareholders who have validly exercised their Dissent Rights (and have not waived, withdrawn, lost or failed to perfect such rights).
“EDNCU”
means Endurance Acquisition Corp., a Cayman Islands exempted company.

“EDNCU Articles”
means EDNCU’s amended and restated memorandum and articles of association adopted by special resolution dated September 14, 2021.
“EDNCU Class A ordinary shares”
means Class A ordinary shares, par value $0.0001 per share, of EDNCU.
“EDNCU Class B ordinary shares”
means the Class B ordinary shares, par value $0.0001 per share, of EDNCU.
“EDNCU IPO”
means the initial public offering of EDNCU, which was consummated on September 17, 2021.
“EDNCU ordinary shares”
means the EDNCU Class A ordinary shares and the EDNCU Class B ordinary shares.
“EDNCU Units”
means the 20,000,000 units sold as part of the EDNCU IPO, each consisting of one (1) EDNCU Class A ordinary share and one-half (1∕2) of one (1) EDNCU Public Warrant.
“EDNCU Public
Shareholders”
means all holders of EDNCU Public Shares.
“EDNCU Public Shares”
means the EDNCU Class A ordinary shares issued as part of the EDNCU Units in the EDNCU IPO.
“EDNCU Private Warrants”
means the 7,630,000 private warrants of EDNCU, each entitling the holder thereof to purchase one (1) EDNCU Class A ordinary share at a price of $11.50 per share, subject to adjustment, in accordance with terms with respect to the private warrants of EDNCU, sold to the Sponsor and Cantor in a private placement in connection with the EDNCU IPO.
“EDNCU Public Warrants”
means each one (1) warrant of EDNCU entitling the holder thereof to purchase one (1) EDNCU Class A ordinary share at a price of $11.50 per share, subject to adjustment, in accordance with the terms with respect to the public warrants of EDNCU issued as part of the EDNCU Units in the EDNCU IPO.
“EDNCU warrants”
means the EDNCU Private Warrants and EDNCU Public Warrants, collectively.
“Effective Time”
means the effective time of the Business Combination.
“Equity Line of Credit”
means the CF Purchase Agreement and the CF Registration Rights Agreement, pursuant to which SatixFy may issue up to $75,000,000 of SatixFy Ordinary Shares following the closing of the Business Combination.
“Exchange Act”
means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio”
means (a) (i) $500,000,000.00, plus (ii) the Aggregate Vested Company Option Exercise Price, plus (iii) the Aggregate Warrant Exercise Price, divided by (b) $10.00, which number shall be calculated and determined by the Company in accordance with the terms of the Business Combination Agreement.
“Existing EDNCU Warrant Agreement”
means that certain warrant agreement, dated as of September 14, 2021, between EDNCU and Continental, as warrant agent.

“Founder Shares”
means the EDNCU Class B ordinary shares which were originally acquired by the Sponsor for an aggregate purchase price of $25,000 prior to the EDNCU IPO.
“Fully Diluted Company Capitalization”
means, without duplication, the sum of (a) the aggregate number of SatixFy Ordinary Shares outstanding as of immediately prior to the consummation of the Pre-Closing Recapitalization (and after, for the avoidance of doubt, giving effect to the Company Preferred Share Conversion, but excluding any SatixFy Ordinary Shares held by SatixFy in treasury), (b) the aggregate number of SatixFy Ordinary Shares subject to vested SatixFy Options as of immediately prior to the consummation of the Pre-Closing Recapitalization, and (c) the aggregate number of SatixFy Ordinary Shares issuable upon exercise of the SatixFy warrants as of immediately prior to the consummation of the Pre-Closing Recapitalization (and excluding, for the avoidance of doubt, any SatixFy warrant that has been exercised prior to such time in accordance with its terms either for SatixFy Ordinary Shares or a cash payment in accordance with the terms thereof). For the avoidance of doubt, the Fully Diluted Company Capitalization shall not include any SatixFy Ordinary Shares or other capital stock of SatixFy issued or issuable in connection with the PIPE Financing, the Debt Financing, the Backstop Facility, the Equity Line of Credit or any Permitted Interim Financing.
“IFRS”
means International Financial Reporting Standards as issued by the International Accounting Standards Board.
“Israeli Companies Law”
means the Israeli Companies Law, 5759-1999, as amended.
“Merger Sub”
means SatixFy MS, a Cayman Islands exempted company and a direct, wholly owned subsidiary of SatixFy.
“PCAOB”
means the Public Company Accounting Oversight Board.
“Permitted Interim
Financing”
means any interim financing by SatixFy, pursuant to equity or equity-linked sale of securities of SatixFy, taking place between the signing of the Business Combination Agreement and the closing of the Business Combination, at a discount of up to 20% of the Company Share Value (as defined in the Business Combination Agreement).
“PIPE Financing”
means the issuance and sale of the number of PIPE Units set forth in the applicable Subscription Agreements to the PIPE Investors in private placements.
“PIPE Financing Amount”
means the aggregate purchase price under all Subscription Agreements.
“PIPE Investors”
means certain accredited investors that entered into the Subscription Agreements providing for the purchase of PIPE Units at a price per unit of $10.00.
“PIPE Shares”
means the SatixFy Ordinary Shares to be purchased by the PIPE Investors pursuant to the Subscription Agreements as part of the PIPE Units.
“PIPE Units”
means each unit, consisting of one (1) PIPE Share and one-half (1∕2) of one (1) PIPE Warrant, to be purchased by the PIPE Investors pursuant to the Subscription Agreements for a purchase price of $10.00 per unit.
“PIPE Warrant”
means each warrant of SatixFy entitling the holder thereof to purchase one (1) SatixFy Ordinary Share at a price of $11.50 per share, subject to adjustment and on the terms and subject to the limitations described in the PIPE Warrant Agreement, to be purchased by the PIPE Investors as part of the PIPE Units to be issued pursuant to the Subscription Agreements.
“PIPE Warrant Agreement”
means the warrant agreement, dated the Closing Date, between SatixFy and Continental, as warrant agent, in connection with the PIPE Financing.
“Pre-Closing
Recapitalization”
means the conversion, by stock split, stock issuance or share consolidation, of each SatixFy Ordinary Share issued and outstanding immediately following the Preferred Shared Conversion, but prior to the Effective Time, into a number of SatixFy Ordinary Shares determined by multiplying each such SatixFy Ordinary Share by the Exchange Ratio as described in the Business Combination Agreement.
“Preferred Share Conversion”
means the conversion of each SatixFy Preferred Share issued and outstanding at the end of the date immediately prior to the Closing Date into one (1) SatixFy Ordinary Share, effective as of the end of such date immediately prior to the Closing Date, as described in the Business Combination Agreement.
“SatixFy”
means SatixFy Communications Ltd. and its consolidated subsidiaries, unless the context requires otherwise.
“SatixFy Existing Warrant Exercise”
means the net-share exercise on a cashless basis (as contemplated by the Business Combination Agreement) of each warrant of SatixFy issued and outstanding prior to the Effective Time (excluding, for the avoidance of doubt, any warrant of SatixFy that has been exercised prior to such time in accordance with its terms either for ordinary shares or a cash payment in accordance with the terms thereof) into SatixFy Ordinary Shares in accordance with the terms of the agreements governing the warrants of SatixFy, pursuant to which SatixFy shall withhold a number of SatixFy Ordinary Shares issuable upon such exercise in order to satisfy the exercise price applicable to such warrants of SatixFy assuming a then price per share equal to $10.00, as contemplated by the Business Combination Agreement.
“SatixFy Options”
means, as of the relevant date, each SatixFy option award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of SatixFy or its subsidiaries of rights of any kind to purchase any equity security of SatixFy or its subsidiaries under the 2020 Share Award Plan.
“SatixFy Ordinary Shares”
means each ordinary share of SatixFy, no par value per share.
“SatixFy Preferred Shares”
means, collectively, Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares of SatixFy, in each case NIS 0.0001 par value per share.
“SatixFy Private Warrants”
means each warrant of SatixFy assumed as part of the Business Combination entitling the holder thereof to purchase one (1) SatixFy

Ordinary Share on substantially the same terms and conditions with respect to the EDNCU Private Warrants.
“SatixFy Public Warrants”
means each warrant of SatixFy assumed as part of the Business Combination entitling the holder thereof to purchase one (1) SatixFy Ordinary Share on substantially the same terms and conditions with respect to the EDNCU Public Warrants.
“SatixFy Transaction Support Agreement”
means each transaction support agreement, dated March 8, 2022, by and among SatixFy, EDNCU and certain shareholders of SatixFy.
“SatixFy Warrants”
means the SatixFy Public Warrants, the SatixFy Private Warrants and the PIPE Warrants, collectively.
“SatixFy Warrant Assumption Agreement”
means that certain warrant assignment, assumption and amendment agreement, dated          , 2022, by and among SatixFy, EDNCU and Continental.
“SEC”
means the U.S. Securities and Exchange Commission.
“Securities Act”
means the Securities Act of 1933, as amended.
“Sponsor”
means Endurance Antarctica Partners, LLC, a Cayman Islands limited liability company.
“Sponsor Letter Agreement”
means that certain sponsor letter agreement, dated March 8, 2022, by and among the Sponsor, EDNCU and SatixFy.
“Subscription Agreements”
means the subscription agreements, each dated as of March 8, 2022, by and among SatixFy, EDNCU and each of the PIPE Investors, providing for the purchase by the PIPE Investors at the Effective Time of the number of PIPE Units set forth in the applicable Subscription Agreement at a price per unit of $10.00.
“Support Agreements”
means the SatixFy Transaction Support Agreement and the Sponsor Letter Agreement, collectively.
“Transactions”
means the transactions contemplated by the Business Combination Agreement and the Ancillary Documents.
“Trust Account”
means the trust account established in connection with the EDNCU IPO for the benefit of the EDNCU Public Shareholders maintained by Continental, acting as trustee.
“2020 Share Award Plan”
means SatixFy’s 2020 Share Award Plan that provides for the award to any current or former director, manager, officer, employee, or individual independent contractor or service provider of SatixFy or its subsidiaries of rights of any kind to receive Equity Securities of SatixFy or its subsidiaries or benefits measured in whole or in part by reference to equity securities of SatixFy or its subsidiaries.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE EXTRAORDINARY GENERAL MEETING
The questions and answers below highlight only selected information set forth elsewhere in this proxy statement/prospectus and only briefly address some commonly asked questions about the extraordinary general meeting and the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that may be important to EDNCU shareholders. EDNCU shareholders are urged to carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting.
Q:
Why am I receiving this proxy statement/prospectus?

A:
EDNCU and SatixFy have agreed to a business combination under the terms of the Business Combination Agreement that is described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, and EDNCU encourages its shareholders to read it in its entirety. EDNCU’s shareholders are being asked to consider and vote upon a proposal to approve the Business Combination Agreement, which, among other things, provides for Merger Sub to be merged with and into EDNCU with EDNCU surviving the Business Combination as a wholly owned subsidiary of SatixFy, and the other Transactions contemplated by the Business Combination Agreement. See “Proposal One — The Business Combination Proposal” and “Proposal Two-The Merger Proposal” for more information.

Q:
Are there any other matters being presented to shareholders at the meeting?

A:
In addition to voting on the Business Combination Proposal, the shareholders of EDNCU will vote on the following proposals:

•
The Merger Proposal — To consider and vote upon a proposal to approve and authorize the Plan of Merger by and among EDNCU, Merger Sub and SatixFy, substantially in the form attached to this proxy statement/prospectus as Annex    . See the section of this proxy statement/prospectus titled “Proposal Two — The Merger Proposal.”

•
The Adjournment Proposal — To consider and vote upon a proposal to adjourn the extraordinary general meeting to a later date or dates, to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to adopt the Business Combination Agreement or to seek withdrawals if EDNCU Public Shareholders have elected to redeem an amount of EDNCU Public Shares such that EDNCU reasonably expects the minimum available cash condition contained in the Business Combination Agreement would not be satisfied. See the section of this proxy statement/prospectus titled “Proposal Three — The Adjournment Proposal.”

EDNCU will hold the extraordinary general meeting of its shareholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders should read it carefully.
Consummation of the Business Combination is conditioned on approval of the Business Combination Proposal and the Merger Proposal. If either the Business Combination Proposal or the Merger Proposal is not approved and the applicable closing condition in the Business Combination Agreement is not waived, then EDNCU will not consummate the Business Combination. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.
The vote of shareholders is important. Regardless of how many shares you own, you are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:
Why am I receiving this proxy statement/prospectus if I only own EDNCU warrants?

A:
The EDNCU warrants will become exercisable following the Business Combination and will entitle holders to purchase SatixFy Ordinary Shares, as described in more detail herein. This proxy statement/prospectus includes important information about SatixFy and the business of SatixFy and its subsidiaries following the closing of the Business Combination. Because holders of EDNCU warrants will be entitled to purchase SatixFy Ordinary Shares after the closing of the Business Combination, we urge you to read the information contained in this proxy statement/prospectus carefully.

Q:
What will happen to EDNCU’s securities upon consummation of the Business Combination?

A:
EDNCU Units, EDNCU Public Shares and the EDNCU Public Warrants are currently listed on Nasdaq under the symbols EDNCU, EDNC and EDNCW, respectively. EDNCU’s securities will cease trading upon the Effective Time. If you own EDNCU Units, immediately prior to the Effective Time your EDNCU Units will split into the underlying EDNCU Public Shares and EDNCU Public Warrants, and you will receive SatixFy Ordinary Shares in exchange for your EDNCU Class A ordinary shares and your EDNCU warrants will be assumed by SatixFy and become SatixFy Warrants as described herein. SatixFy intends to apply for listing of the SatixFy Ordinary Shares and the SatixFy Public Warrants on Nasdaq under the proposed symbols “SATX” and “SATXW,” respectively, to be effective upon the Effective Time. While trading on Nasdaq is expected to begin on the first business day following the consummation of the Business Combination, there can be no assurance that SatixFy’s securities will be listed on Nasdaq or another national securities exchange or that a viable and active trading market will develop. See “Risk Factors — Risks Related to Ownership of the Company’s Shares” for more information.

Q:
Why is EDNCU proposing the Business Combination?

A:
EDNCU was organized to effect a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities.

On September 17, 2021, EDNCU consummated the EDNCU IPO of 20,000,000 units, with each unit consisting of one EDNCU Class A ordinary share and one-half of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one whole EDNCU Class A ordinary share at a price of $11.50 per share, exercisable 30 days after the completion of the initial business combination. The units from the EDNCU IPO were sold at an offering price of $10.00 per unit, generating total gross proceeds of $200,000,000. Simultaneously with the closing of the EDNCU IPO, EDNCU completed the private sale of an aggregate of 7,630,000 EDNCU Private Warrants, for $1.00 per warrant, in a private placement to the Sponsor, which purchased 6,630,000 EDNCU Private Warrants, and Cantor, the representative of the underwriters of the EDNCU IPO, which purchased 1,000,000 EDNCU Private Warrants, generating gross proceeds to EDNCU of $7,630,000 in the aggregate. A total of $201,000,000, comprised of the net proceeds of the EDNCU IPO and the sale of the EDNCU Private Warrants was deposited into the Trust Account, net of underwriting discounts and commissions and other costs and expenses, which became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. As of the record date, there was approximately $      held in the Trust Account.
SatixFy is a vertically integrated communications systems provider using its own semiconductors, focused on designing chips and systems that serve the entire satellite communications value chain — from the satellite payload to user terminals. SatixFy creates chip technologies capable of enabling satellite based broadband delivery to markets around the world. SatixFy believes it is the only vertically integrated maker of satellite communications systems providing products across the entire satellite communications value chain. All of its systems integrate its proprietary semiconductor chips, of which we are a fabless manufacturer. SatixFy designs its chips, codes its software and design end-to-end communications systems for use in various satellite communications applications.

EDNCU believes SatixFy is a company with an appealing market opportunity and growth profile, a strong position in its industry and a compelling valuation. As a result, EDNCU believes that the Business Combination will provide EDNCU shareholders with an opportunity to participate in the ownership of a company with significant growth potential. See the section entitled “Proposal One — The Business Combination Proposal — EDNCU’s Board of Directors’ Reasons for the Business Combination and Recommendation of the Board of Directors.”
Q:
Did EDNCU’s board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:
No. EDNCU’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Accordingly, investors will be relying solely on the judgment of EDNCU’s management, board of directors and its advisors in valuing SatixFy and will be assuming the risk that the EDNCU board of directors may not have properly valued the business. However, EDNCU’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and have substantial experience with mergers and acquisitions. Furthermore, in analyzing the Business Combination, EDNCU’s management, legal advisors and financial advisor conducted significant due diligence on SatixFy. The EDNCU board of directors also received valuation advice and input from EDNCU’s management and EDNCU’s financial advisor. Based on the foregoing, EDNCU’s board of directors concluded that its members’ collective experience and backgrounds, together with the experience and sector expertise of EDNCU’s advisors, enabled it to make the necessary analyses and determinations regarding the Business Combination, including that the Business Combination was in the best interests of EDNCU and that SatixFy’s fair market value was at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into the Business Combination. Additionally, concurrently with the execution of the Business Combination Agreement, the PIPE Investors entered into the Subscription Agreements, which provide for the purchase by the PIPE Investors at the Effective Time of an aggregate of 2,910,000 PIPE Units for gross proceeds to SatixFy of $29.1 million. Affiliates of the Sponsor agreed to purchase $10,000,000 of SatixFy units pursuant to the Subscription Agreements on the same terms and conditions as all other PIPE Investors.

There can be no assurance, however, that EDNCU’s board of directors was correct in its assessment of the Business Combination. For a complete discussion of the factors utilized by EDNCU’s board of directors in approving the Business Combination, see the section entitled “Proposal One — The Business Combination Proposal.”
Q:
Do I have redemption rights?

A:
If you are a holder of EDNCU Public Shares, you have the right to demand that EDNCU redeem such shares for a pro rata portion of the cash held in the Trust Account, calculated as of two (2) business days prior to the consummation of the Business Combination in accordance with the EDNCU Articles. We sometimes refer to these rights to demand redemption of the EDNCU Public Shares as “redemption rights.”

Notwithstanding the foregoing, an EDNCU Public Shareholder, together with any affiliate of his or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the EDNCU Public Shares. Accordingly, all EDNCU Public Shares in excess of 15% held by an EDNCU Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.
Under the EDNCU Articles, the Business Combination may not be consummated if EDNCU has net tangible assets of less than $5,000,001 either immediately prior to or upon consummation of the Business Combination after taking into account the redemption for cash of all EDNCU Public Shares properly demanded to be redeemed by EDNCU Public Shareholders. Pursuant to the Business Combination Agreement, SatixFy shall not be obligated to consummate the Transactions unless such Transactions will yield to SatixFy at least $115,000,000 Aggregate Transaction Proceeds.

Q:
How do I exercise my redemption rights?

A:
A holder of EDNCU Public Shares may exercise redemption rights regardless of whether it votes for or against the Business Combination Proposal or does not vote on such proposal at all, or if it is a holder of EDNCU Public Shares on the record date. If you are a holder of EDNCU Public Shares and wish to exercise your redemption rights, you must:

•
submit a written request to Continental, EDNCU’s transfer agent, in which you (i) request that EDNCU redeem all or a portion of your EDNCU Public Shares for cash, and (ii) identify yourself as the beneficial holder of EDNCU Public Shares and provide your legal name, phone number and address; and

•
either tender your share certificates (if any) to Continental, EDNCU’s transfer agent, or deliver your EDNCU Public Shares to the transfer agent electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian (“DWAC”) System.

Holders must complete the procedures for electing to redeem their EDNCU Public Shares in the manner described above no later than           ,2022 (two (2) business days prior to the extraordinary general meeting), in order for their EDNCU Public Shares to be redeemed. If you hold the shares in “street name”, you will have to coordinate with your broker, bank or nominee to have the EDNCU Public Shares you beneficially own certificated or delivered electronically. Any holder of EDNCU Public Shares seeking redemption will be entitled to a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was $      , or $      per share, as of the record date), less any owed but unpaid taxes on the funds in the Trust Account, calculated as of two (2) business days prior to the consummation of the Business Combination. Such amount will be paid promptly upon consummation of the Business Combination. There are currently no owed but unpaid income taxes on the funds in the Trust Account.
Any request for redemption, once made by a holder of EDNCU Public Shares, may be withdrawn at any time prior to the time the vote is taken with respect to the Business Combination Proposal at the extraordinary general meeting. If you deliver your EDNCU Public Shares for redemption to EDNCU’s transfer agent and later decide prior to the extraordinary general meeting not to elect redemption, you may request that EDNCU’s transfer agent return the shares (physically or electronically). You may make such request by contacting EDNCU’s transfer agent at the address listed at the end of this section.
No demand for redemption will be honored unless the holder’s EDNCU Public Shares have been delivered (either physically or electronically) to the transfer agent in the manner described above no later than two (2) business days prior to the extraordinary general meeting.
EDNCU’s transfer agent can be contacted at the following address:
Continental Stock Transfer & Trust Company
1 State Street — 30th Floor
New York, New York 10004
Attn:
Email:
If you are a holder of EDNCU Public Shares (including through the ownership of EDNCU Units) and you exercise your redemption rights, it will not result in the loss of any EDNCU warrants that you may hold (including those contained in any EDNCU Units you hold). Your whole warrants will become exercisable to purchase one SatixFy Ordinary Share following consummation of the Business Combination; provided, however, that such warrants are out of the money when the SatixFy Ordinary Shares trade below $11.50.
Q:
Do I have appraisal rights if I object to the proposed Business Combination?

A:
Holders of record of EDNCU ordinary shares may have appraisal rights in connection with the Business Combination under the Cayman Companies Law. Holders of record of EDNCU ordinary shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its EDNCU ordinary shares must give written objection to the Business Combination to EDNCU prior to the shareholder vote to approve the Business Combination and follow the procedures set out in Section 238 of the Cayman Companies Law, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Law which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. These statutory appraisal rights are separate to and mutually exclusive of the right of EDNCU Public Shareholders to demand that their EDNCU Public Shares are redeemed for cash for a pro rata share of the funds on deposit in the Trust Account in accordance with the EDNCU Articles. It is possible that if an EDNCU Public Shareholder exercises appraisal rights, the fair value of the EDNCU ordinary shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than such holder would obtain if he, she, or it exercised his, her or its redemption rights as described herein. EDNCU believes that such fair value would equal the amount that EDNCU Public Shareholders would obtain if they exercise their redemption rights as described herein. EDNCU shareholders need not vote against any of the proposals at the extraordinary general meeting in order to exercise Dissent Rights. An EDNCU shareholder which elects to exercise Dissent Rights must do so in respect of all of the EDNCU ordinary shares that person holds and will lose their right to exercise their redemption rights as described herein. See the section of this proxy statement/prospectus titled “Extraordinary General Meeting of EDNCU Shareholders — Appraisal Rights under the Cayman Companies Law.”
EDNCU shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Law.
Q:
Can I exercise redemption rights and dissenter rights under the Cayman Companies Law?

A:
No. Any EDNCU Public Shareholder who elects to exercise Dissent Rights (which dissenter rights are discussed in the section titled “Do I have appraisal rights if I object to the proposed Business Combination?”) will lose their right to have their EDNCU Public Shares redeemed in accordance with the EDNCU Articles. The certainty provided by the redemption process may be preferable for EDNCU Public Shareholders wishing to exchange their EDNCU Public Shares for cash. This is because Dissent Rights may be lost or extinguished, including where EDNCU and the other parties to the Business Combination Agreement determine to delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Companies Law, in which case any EDNCU Public Shareholder who has sought to exercise Dissent Rights would only be entitled to receive the merger consideration comprising one SatixFy Ordinary Share for each of their EDNCU Public Shares.

Q:
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:
The net proceeds of the EDNCU IPO and a portion of the amount raised from the private placement of EDNCU warrants for a total of $201,000,000, was placed in the Trust Account immediately following the EDNCU IPO. After consummation of the Business Combination, the funds in the Trust Account will be used to pay, on a pro rata basis, EDNCU Public Shareholders who exercise redemption rights and fees and expenses incurred in connection with the Business Combination (including aggregate fees to the underwriter of the EDNCU IPO as deferred underwriting commissions). Any remaining cash will be used for SatixFy’s working capital and general corporate purposes.

Q:
What happens if a substantial number of public shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:
EDNCU Public Shareholders may vote in favor of the Business Combination and still exercise their redemption rights, although they are not required to vote in any way to exercise such redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of EDNCU Public Shareholders are substantially reduced as a result of redemptions by EDNCU Public Shareholders. To the extent that there are fewer EDNCU Public

Shares and EDNCU Public Shareholders, the trading market for SatixFy Ordinary Shares may be less liquid than the market was for EDNCU prior to the Transactions and SatixFy may not be able to meet the listing standards of Nasdaq or another national securities exchange. In addition, to the extent of any redemptions, fewer funds from the Trust Account would be available to SatixFy to be used in its business following the consummation of the Business Combination. Pursuant to the Business Combination Agreement, the Company shall not be obligated to consummate the Transactions unless such Transactions will yield to the Company at least $115,000,000 Aggregate Transaction Proceeds.
Q:
What happens if the Business Combination is not consummated?

A:
If EDNCU does not complete the Business Combination with SatixFy for whatever reason, EDNCU would search for another target business with which to complete a business combination. If EDNCU does not complete the Business Combination with SatixFy or another business combination by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles), EDNCU will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding EDNCU Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding EDNCU Public Shares, which redemption will completely extinguish EDNCU Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law and, subject to the approval of its remaining shareholders and EDNCU’s board of directors and applicable law, dissolving and liquidating. The Sponsor and EDNCU’s officers and directors have waived their redemption rights with respect to their Founder Shares in the event a business combination is not effected in the required time period and, accordingly, their Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to EDNCU’s outstanding warrants. Accordingly, the EDNCU warrants will expire worthless.

Q:
How do the Sponsor, the officers and directors and advisors of EDNCU and the anchor investors intend to vote on the proposals?

A:
The Sponsor and EDNCU’s officers, directors and advisors have agreed to vote any EDNCU equity securities, including the Founder Shares, held by them in favor of the Business Combination. Additionally, the anchor investors in the EDNCU IPO that received Founder Shares (the “anchor investors”) have agreed to vote any Founder Shares held by them in favor of the Business Combination. These holders own and are entitled to vote an aggregate of 20.0% of the outstanding EDNCU ordinary shares. These holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. Assuming only a majority of all the EDNCU ordinary shares entitled to vote at the meeting are represented at the extraordinary general meeting in person or by proxy, in addition to the EDNCU ordinary shares held by the Sponsor, EDNCU directors and advisors and the anchor investors, EDNCU would need 3,333,334 EDNCU Public Shares, or approximately 16.7%, of the 20,000,000 issued and outstanding EDNCU Public Shares to be voted in favor of the Merger Proposal and 1,250,001 EDNCU Public Shares, or approximately 6.3%, of the 20,000,000 issued and outstanding EDNCU Public Shares to be voted in favor of the Business Combination Proposal and the Adjournment Proposal in order for them to be approved. Assuming all of the EDNCU Public Shares entitled to vote at the extraordinary general meeting are represented at the extraordinary general meeting in person or by proxy, in addition to the EDNCU ordinary shares held by the Sponsor, EDNCU directors and advisors and the anchor investors, EDNCU would need 11,666,667 EDNCU Public Shares, or approximately 58.3%, of the 20,000,000 issued and outstanding EDNCU Public Shares to be voted in favor of the Merger Proposal and 7,500,001 EDNCU Public Shares, or approximately 37.5%, of the 20,000,000 issued and outstanding EDNCU Public Shares to be voted in favor of the Business Combination Proposal and the Adjournment Proposal in order for them to be approved.

Q:
What equity stake will current SatixFy shareholders and current EDNCU shareholders hold in the combined company immediately after the completion of the Business Combination, and what effect will potential sources of dilution have on the same?

A:
The following table presents the anticipated share ownership of various holders of SatixFy Ordinary Shares after the completion of the Business Combination, based on the assumption that no additional equity securities of SatixFy will be issued at or prior to Closing other than as included in the table, and that there are no Dissenting EDNCU Shareholders, under the following redemption scenarios:

•
Assuming No Redemptions:   This presentation assumes that no EDNCU Public Shareholder exercises redemption rights with respect to their EDNCU Public Shares, and there are no Dissenting EDNCU Shareholders.

•
Assuming 50% Redemptions:   This presentation assumes that EDNCU Public Shareholders holding 10,000,000 EDNCU Public Shares will exercise their redemption rights for approximately $100.05 million of the $201.0 million of funds in the Trust Account, and there are no Dissenting EDNCU Shareholders.

•
Assuming Maximum Redemptions:   This presentation assumes that EDNCU Public Shareholders holding                   EDNCU Public Shares will exercise their redemption rights for approximately $       million of the $201.0 million of funds in the Trust Account, which is the maximum number of EDNCU Public Shares that could be redeemed by EDNCU Public Shareholders that allows the consummation of the Business Combination, which is not required to be consummated if, upon consummation of the Business Combination, the Aggregate Transaction Proceeds would not be greater than or equal to $115,000,000 (the “Minimum Cash Condition”), and such number of EDNCU Public Shares that could be redeemed in connection with the Business Combination is calculated based on an assumed redemption price of $10.00 per share and a Trust Account balance of $201.0 million as of the date of this proxy statement/prospectus (the “Maximum Redemption”). The Aggregate Transaction Proceeds for purposes of the Maximum Redemption scenario have been calculated assuming (i) $29.1 million in aggregate proceeds from the PIPE Financing, (ii) $37.5 million of the up to $75 million in potential proceeds from the sale of Ordinary Shares available to SatixFy under the Equity Line of Credit (whether or not SatixFy issues any such shares, this assumption is required under the terms of the Business Combination Agreement to determine the Minimum Cash Condition), (iii) $55.0 million in gross loan proceeds under the 2022 Credit Agreement, which were borrowed by SatixFy in February 2022, and (iv) the deduction of an estimated aggregate of $      million in fees and expenses related to the Transactions paid or payable by SatixFy and EDNCU (and not including any amount of the Backstop Facility or any Permitted Interim Financing), which have not been entered into as of the date of this proxy statement/prospectus). Furthermore, EDNCU will only proceed with the Business Combination if it will have net tangible assets of at least $5,000,001 upon consummation of the Business Combination (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act (or any successor rule)).

The table below also gives effect to the Preferred Share Conversion, the SatixFy Existing Warrant Exercise and the Pre-Closing Recapitalization. The table below also includes the Price Adjustment Shares and Unvested Sponsor Interests, as described in the footnotes below, both of which are entitled to voting and economic rights, but are not included in the calculation of pro forma basic loss per share because they remain subject to vesting and forfeiture and are not reflected in the calculation of pro forma diluted loss per share because the effect of their inclusion would be anti-dilutive. See “Unaudited Pro Form Condensed Combined Financial Information.” This information should be read together with the pro forma combined financial information in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%
SatixFy Ordinary Shares:(1)
EDNCU Public Shareholders(2)	21,430,000	21.2%	11,430,000	12.5%		%
The Sponsor(3)	4,070,000	4.0%	4,070,000	4.5%	4,070,000	%
PIPE Investors	2,910,000	2.9%	2,910,000	3.2%	2,910,000	%
Existing SatixFy shareholders(4)	72,570,508	71.9%	72,570,508	79.7%	72,570,508	%
Total SatixFy Ordinary Shares outstanding at the Closing	100,980,508	100.0%	90,980,508	100.0%		100.0%
Per Share Equity Value of SatixFy Ordinary Shares outstanding at the Closing(5)	$10.00		$10.00		$10.00

(1)
The calculation of outstanding shares gives effect to the SatixFy Existing Warrant Exercise and includes the Price Adjustment Shares subject to vesting and forfeiture, but excludes in all scenarios SatixFy Ordinary Shares underlying the SatixFy Warrants, SatixFy Ordinary Shares underlying SatixFy Options to purchase SatixFy Ordinary Shares, any additional equity grants under the 2020 Share Award Plan after the date of the Business Combination Agreement and any SatixFy Ordinary Shares that may be issued pursuant to the Equity Line of Credit.

(2)
Includes, in all scenarios, 1,430,000 Founder Shares that are not held by the Sponsor. The remainder are EDNCU Public Shares.

(3)
Includes, in both scenarios, (1) 3,570,000 Founder Shares held by the Sponsor, including 357,000 Unvested Sponsor Interests, which would remain subject to vesting and forfeiture in the Maximum Redemption Scenario, and (2) 500,000 Price Adjustment Shares to be issued to the Sponsor immediately following the Effective Time, which remain subject to vesting and forfeiture. “The Business Combination Agreement — Consideration and Effects of the Business Combination — Price Adjustment Shares.” Also includes, in both scenarios, 391,731 Escrow Shares attributable to the Sponsor in the Business Combination that may be released from the Escrow Account to the PIPE Investors if certain share price targets are not met. See “Agreements Entered Into in Connection with the Business Combination Agreement — Subscription Agreements.”

(4)
Calculated based on (1) 44,797,289 SatixFy Ordinary Shares issued and outstanding as of December 31, 2021, after giving effect to the Preferred Share Conversion, (2) the application of the approximately 1.42:1 Exchange Ratio in the Pre-Closing Recapitalization, (3) the issuance of 773,219 SatixFy Ordinary Shares in the SatixFy Existing Warrant Exercise and (4) the issuance of 27,000,000 Price Adjustment Shares, which remain subject to vesting and forfeiture, to SatixFy’s founders. The Price Adjustment Shares shall be issued immediately following the Closing, one-third of which will vest if at any time 150 days after the Closing and within the 10-year period following the closing, the VWAP of SatixFy Ordinary Shares is greater than or equal to $12.50, $14.00 and $15.50 for any seven (7) trading days within a period of 30 consecutive trading days. Also includes, in both scenarios, 1,175,192 Escrow Shares issuable to SatixFy’s existing shareholders in the Business Combination that may be released from the Escrow Account to the PIPE Investors if certain share price targets are not met. See “Agreements Entered Into in Connection with the Business Combination Agreement — Subscription Agreements.”

(5)
In each of the No Redemptions, 50% Redemptions and Maximum Redemptions scenarios, the per share equity value of SatixFy Ordinary Shares will be assumed to be $10.00 at the Closing in accordance with the terms of the Business Combination Agreement.

If the actual facts are different than the assumptions laid out above, the anticipated share ownership of various holders of SatixFy Ordinary Shares after the completion of the Business Combination will be different. SatixFy shareholders would experience dilution to the extent SatixFy issues additional shares after Closing. In addition, the table above excludes certain potential sources of dilution, namely, (i) SatixFy Ordinary Shares underlying the SatixFy Public Warrants, the SatixFy Private Warrants and the PIPE Warrants, (ii) SatixFy Ordinary Shares underlying vested and unvested options to purchase

SatixFy Ordinary Shares, (iii) SatixFy Ordinary Shares eligible to be issued under the Equity Line of Credit following the Closing, and (iv) any additional equity grants under the 2020 Share Award Plan after the date of the Business Combination Agreement. The following table gives effect to the Preferred Share Conversion, the SatixFy Existing Warrant Exercise, the Pre-Closing Recapitalization, the Business Combination and the other Transactions and subsequently presents the anticipated total share ownership of various holders of SatixFy Ordinary Shares after the completion of the Business Combination and the other Transactions, assuming the issuance of all such shares referred to in (i)-(iii) above, assuming that no additional equity securities of SatixFy will be issued at or prior to Closing, and that there are no Dissenting EDNCU Shareholders, under the following redemption scenarios:
	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%
Total SatixFy Ordinary Shares outstanding at Closing(1)
Potential sources of dilution:
Shares underlying SatixFy Public Warrants(2)	10,000,000	%	10,000,000	%	10,000,000	%
Shares underlying SatixFy Private Warrants(3)	7,630,000	%	7,630,000	%	7,630,000	%
Shares underlying PIPE Warrants(4)	1,455,000	%	1,455,000	%	1,455,000	%
Shares underlying SatixFy Options(5)		%		%		%
Shares eligible to be issued under the Equity Line of Credit (assuming VWAP of $10.00 per share)(6)	7,731,958	%	7,731,958	%	7,731,958	%
Total Potential SatixFy Ordinary Shares outstanding at Closing (reflecting potential sources of dilution)		100.0%		100.0%		100.0%
Holders of SatixFy Ordinary Shares reflecting potential sources of dilution:
Existing EDNCU shareholders(7)	32,430,000
The Sponsor(8)	10,700,000		10,700,000		10,700,000
PIPE Investors	4,365,000		4,365,000		4,365,000
Existing SatixFy shareholders(9)
Investor under the Equity Line of Credit	7,731,958		7,731,958		7,731,958
Per Share Equity Value of SatixFy Ordinary Shares outstanding at Closing(10)	$10.00		$10.00		$10.00

(1)
Includes 27,000,000 Price Adjustment Shares to be issued to SatixFy’s founders and 500,000 Price Adjustment Shares to be issued to the Sponsor, subject to vesting and forfeiture. See “Security Ownership of Certain Beneficial Owners and Management of EDNCU, SatixFy and the Combined Company” for more information.

(2)
The EDNCU Public Warrants are redeemable warrants issued in the EDNCU IPO, each entitling its holder to purchase one EDNCU Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment. In connection with the Business Combination, such warrants be assumed by SatixFy and will become a warrant exercisable for one SatixFy Ordinary Share. Based upon the closing price of

$      per EDNCU warrant for the EDNCU Public Warrants on Nasdaq on           2022, the value of the total outstanding EDNCU Public Warrants would be $      .
(3)
The EDNCU Private Warrants are warrants sold to the Sponsor and Cantor in the private placement consummated concurrently with the EDNCU IPO, each entitling its holder to purchase one EDNCU Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment. In connection with the Business Combination, such warrants will be assumed by SatixFy and converted into a corresponding warrant exercisable for SatixFy Ordinary Shares. Based upon the closing price of $      per EDNCU warrant for the EDNCU Public Warrants on Nasdaq on           2022, the implied value (without giving effect to any liquidity discount) of the total outstanding EDNCU Private Warrants would be $      .

(4)
The PIPE Warrants are warrants sold to the PIPE Investors in the PIPE Financing, each entitling its holder to purchase one SatixFy Ordinary Share at an exercise price of $11.50 per share, subject to adjustment.

(5)
Includes both vested and unvested SatixFy Options. Based on           SatixFy Options outstanding as of the date of the Business Combination Agreement, of which                 were vested, and giving effect to the approximately           :1 Exchange Ratio (and any applicable contractual adjustments) in the Pre-Closing Recapitalization.

(6)
The Equity Line of Credit provides for a total issuance by SatixFy to the investor thereunder of up to $75.0 million aggregate principal amount of SatixFy Ordinary Shares. For purposes of indicating potential dilution, we have assumed that the VWAP of the SatixFy Ordinary Shares, as calculated pursuant to the Equity Line of Credit, is $10.00 per share.

(7)
Excluding the Sponsor and including 10,000,000 SatixFy Ordinary Shares underlying the SatixFy Public Warrants and the SatixFy Private Warrants held by Cantor and Founder Shares not held by the Sponsor.

(8)
Including 3,570,000 SatixFy Ordinary Shares (           of which are subject to vesting) received in the Business Combination, 6,630,000 SatixFy Ordinary Shares underlying SatixFy Private Warrants held by the Sponsor, and 500,000 Price Adjustment Shares that, after the completion of the Business Combination, will be subject to vesting and forfeiture.

(9)
Includes 27,000,000 Price Adjustment Shares to be issued to SatixFy’s founders.

(10)
Reflects the per share equity value of SatixFy Ordinary Shares, which will be deemed to be $10.00 at Closing in accordance with the terms of the Business Combination Agreement.

Q:
What is the effective underwriting fee that will be received by the underwriter for the EDNCU IPO?

A:
Upon the completion of the Business Combination the deferred underwriting commissions in connection with the EDNCU IPO will be released to the underwriters. Pursuant to a side letter agreement executed in connection with the execution of the Business Combination Agreement, the deferred underwriting commissions were reduced from $9,000,000 in the aggregate to $6,150,000 in the aggregate (the “Deferred Underwriting Commission”). However, in the event that the Proceeds involved in the Business Combination are in excess of $40,000,000 and less than or equal to $100,000,000, the Deferred Underwriting Commission shall be increased by an amount (the “Incremental Deferred Underwriting Commission”) of up to $2,850,000 proportionately with the amount that the Proceeds that exceed $40,000,000 based on linear interpolation; provided, however, that in the event that the Proceeds involved in the Business Combination are in excess of $100,000,000, then the Incremental Deferred Underwriting Commission shall be $2,850,000 which would provide for a maximum Deferred Underwriting Commission of $9.0 million. For purposes of the Deferred Underwriting Commission, “Proceeds” means an amount equal to (i) the aggregate cash proceeds to be released to EDNCU from the Trust Account and then directed to SatixFy from EDNCU as of the consummation of the Business Combination (for the avoidance of doubt, after any amounts required to be paid to EDNCU Public Shareholders in connection with the exercise of their redemption rights and payment of the Deferred Underwriting Commission and certain other expenses) plus (ii) the aggregate proceeds received by EDNCU in connection with the PIPE Financing, minus (iii) up to $30,000,000 of the aggregate amount of expenses incurred in connection with the Transactions contemplated by the Business Combination Agreement, but excluding for this purpose (x) the cost of obtaining any directors and officers insurance, and (y) any expenses incurred in connection with the Equity Line of Credit. The total Proceeds involved in the Business Combination, and therefore the effective underwriting fee incurred in connection with the ENDCU IPO, will, in part, depend on the the level of redemptions by EDNCU Public Shareholders:
•
Assuming No Redemptions:   The underwriter for the EDNCU IPO will receive deferred commissions of $9,000,000 and total commissions of $13,000,000. Based on the approximately $201.0 million in the trust account as of            , 2022, the deferred underwriting commissions and total underwriter commissions would represent an effective underwriting fee of approximately       % and       %, respectively. See “Unaudited Pro Forma Condensed Combined Financial Information — Pro Forma Presentation” for more information on the assumptions underlying this no redemption scenario.

•
Assuming 50% Redemptions:   Assuming that EDNCU Public Shareholders holding 10,000,000 EDNCU Public Shares will exercise their redemption rights for approximately $100.50 million of the $201.0 million of funds in the Trust Account, the funds remaining in the Trust Account following such redemption would be approximately $       million. The underwriter for the EDNCU IPO will receive deferred commissions of $       and total commissions of $      . The deferred underwriting commissions and total underwriter commissions would represent an effective underwriting fee of approximately       % and       %, respectively.

•
Assuming Maximum Redemptions:   Assuming that EDNCU Public Shareholders holding        EDNCU Public Shares will exercise their redemption rights for approximately $       million of the $201.0 million of funds in the Trust Account, the funds remaining in the Trust Account following such redemption would be approximately $       million. The underwriter for the EDNCU IPO will receive deferred commissions of $       and total commissions of $      . The deferred underwriting commissions and total underwriter commissions would represent an effective underwriting fee of approximately       % and       %, respectively. See “Unaudited Pro Forma Condensed Combined Financial Information — Pro Forma Presentation” for more information on the assumptions underlying this maximum redemption scenario.

Q:
What factors did EDNCU’s board consider in evaluating the Business Combination?

A:
EDNCU’s board of directors considered a number of factors pertaining to the Business Combination Agreement, the Business Combination and the Transactions as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

•
Large and Growing Market.   The launch of tens of thousands of new Low Earth Orbit broadband satellites, the updating of airplane communications and the roll out of 5G satellite communications over the next few years provides SatixFy the opportunity to grow its business;

•
Strong and Differentiated Product Offering.   SatixFy offers high-quality chips, low-cost user terminals, modems, antennas, satellite payloads and other products, and EDNCU management believes SatixFy is the only vertically integrated semiconductor chip company whose technology addresses the entire satellite communications value chain;

•
Vertical Integration.   SatixFy designs its chips, builds its products, codes its software and designs end-to-end systems that use its technologies to produce systems with higher capacity, lower power, lower weight and lower costs than competing solutions which allows SatixFy to benefit from economics across the value chain;

•
Robust Technology Investment.   SatixFy has, and continues to,  heavily invest in research and development of its technologies to improve its leadership position that would take competitors years to replicate;

•
Validation of Technology.   SatixFy has acquired well known customers in its product areas and markets;

•
Significant Revenue Visibility.   Much of SatixFy’s projected revenue in 2022 and 2023 are driven by existing contracts or new contracts with existing customers;

•
Experienced Leadership Team with a Proven Track Record.   SatixFy is led by an experienced management team in SatixFy’s industry, with deep prior experience in founding and operating public satellite communications companies;

•
Platform for Future Development and Expansion.   SatixFy’s potential public company status following the consummation of the Business Combination, together with the capital to be provided to SatixFy in connection with the Business Combination, is expected to provide SatixFy with an optimal platform and strong financial foundation for further developing its technology and accelerating, streamlining production of its products and increasing sales and marketing efforts;

•
Attractive Valuation.   EDNCU’s board of directors believes SatixFy’s implied valuation following the Business Combination relative to the current valuations experienced by comparable publicly traded companies in the vehicle data services sector is favorable for EDNCU.

•
Due Diligence.   EDNCU’s due diligence examinations of SatixFy and discussions with SatixFy’s management and financial and legal advisors.

•
Negotiated Transaction.   The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between EDNCU and SatixFy.

•
Lock-Up.   Certain shareholders of SatixFy have agreed to be subject to a one-hundred and eighty (180) day lockup in respect of their SatixFy Ordinary Shares; and

•
Other Alternatives.   EDNCU’s board of directors’ belief, after a review of other business combination opportunities reasonably available to EDNCU, that the Business Combination represents the best potential business combination reasonably available to EDNCU and an attractive opportunity for EDNCU’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential combination targets, and EDNCU’s board of directors’ belief that such process has not presented a better alternative.

EDNCU’s board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:
•
Future Financial Performance.   The risk that future financial performance may not meet expectations due to factors within SatixFy’s control or out of SatixFy’s control, including due to economic cycles, macroeconomic factors and the COVID-19 pandemic;

•
Product Performance.   The risk that new chips coming into production in 2022 will not perform as expected which would impact all key revenue segments (aero, terminals, chips and payload);

•
Conversion of development revenue into product revenue.   53% of 2022 estimated revenue is from non-recurring sources which declines to 14% by 2024. If product revenue is not generated to replace and expand this non-recurring revenue, the financial performance of SatixFy would be impacted;

•
Scaling of Sales and Marketing Teams.   The sales and marketing teams need to be effectively increased to generate additional product revenue;

•
Potential Supply Chain Issues.   SatixFy is reliant on third parties to manufacture its chips and certain other equipment and any delays or significant cost increases could affect financial performance of SatixFy;

•
Systems Update.   The need to recruit additional finance and accounting personnel and complete the readiness of SatixFy’s financial systems and operations to the standard necessary for a public company;

•
Competition.   Competition in SatixFy’s industry is intense, which may cause reductions in the price SatixFy can charge or the demand SatixFy can generate for its products and services, thereby potentially lowering SatixFy’s profits;

•
Supply & Demand Issues.   If SatixFy fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand;

•
Customer Relationships.   Disruptions in relationships with any of SatixFy’s key customers;

•
Macroeconomic Risks.   Macroeconomic uncertainty and the effects it could have on SatixFy’s revenues;

•
Benefits Not Achieved.   The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

•
Redemption Risk.   The potential that a significant number of EDNCU Public Shareholders elect to redeem their EDNCU Public Shares prior to the consummation of the Business Combination and pursuant to the EDNCU Articles, which would potentially make the Business Combination more difficult or impossible to complete;

•
Shareholder Vote.   The risk that EDNCU shareholders may fail to provide the respective votes necessary to effect the Business Combination;

•
Closing Conditions.   The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within EDNCU’s control;

•
No Third-Party Valuation.   The risk that EDNCU did not obtain a third-party valuation or fairness opinion in connection with the Business Combination;

•
Liquidation of EDNCU.   The risks and costs to EDNCU if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in EDNCU being unable to effect a business combination by March 17, 2023;

•
EDNCU Shareholders Receiving Minority Position.   The fact that existing EDNCU shareholders will hold a minority position in the combined company; and

•
Fees and Expenses.   The fees and expenses associated with completing the Business Combination.

EDNCU’s board of directors concluded that the potential benefits that it expected EDNCU to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination Agreement, the Business Combination and the Transactions. Accordingly, EDNCU’s board of directors unanimously determined that the Business Combination Agreement, the Business Combination and the Transactions contemplated therein were advisable and in the best interests of EDNCU. See the section entitled “Proposal One — The Business Combination Proposal — EDNCU’s Board of Directors’ Reasons for the Business Combination and Recommendation of the Board of Directors.”
Q:
What interests do the Sponsor and the current officers and directors of EDNCU have in the Business Combination?

A:
In considering the recommendation of EDNCU’s board of directors to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of EDNCU’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally. EDNCU’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, in recommending to shareholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact that:

•
If the Business Combination with SatixFy or another business combination is not consummated by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles), EDNCU will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding EDNCU Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding EDNCU Public Shares, which redemption will completely extinguish EDNCU Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and, subject to the approval of its remaining shareholders and EDNCU’s board of directors and applicable law, dissolving and liquidating. In such event, the 5,000,000 Founder Shares (of which the Sponsor still holds 3,570,000 Founder Shares, and the directors and advisors collectively hold 180,000 Founder Shares), which were originally acquired by the Sponsor for $25,000, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such Founder Shares had an aggregate market value of $      million based upon the closing price of EDNCU Public Shares of $      per share on Nasdaq on           , 2022. On the other hand, if the Business Combination is consummated, each EDNCU ordinary share (including such Founder Shares) will be converted into one SatixFy Ordinary Share subject to adjustment described herein.
•
The Sponsor has spent $25,000 to purchase 5,000,000 Founder Shares (of which it still holds 3,570,000 Founder Shares) and $6,630,000 to purchase 6,630,000 EDNCU Private Warrants in a private placement from EDNCU for $1.00 per private warrant. The Founder Shares held by the Sponsor had an aggregate value of $      million based upon the closing price of the EDNCU Public Shares of $      per share on Nasdaq on           , 2022 and the EDNCU Private Warrants had an aggregate market value of $      million based upon the closing price of EDNCU Public Warrants of $      per EDNCU warrant on Nasdaq on           , 2022. The Founder Shares and the EDNCU Private Warrants will become worthless if EDNCU does not consummate a business combination by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles).

•
The Sponsor will receive 500,000 Price Adjustment Shares that will vest at three price adjustment achievement dates. See “The Business Combination Agreement — Consideration and Effects of the Business Combination — Price Adjustment Shares” for more information about the achievement dates.

•
Pursuant to the Unit Subscription Agreements and after the Closing, if the average trading price of the SatixFy Ordinary Shares during the thirty (30) consecutive days ending on the sixtieth (60th) day after the effectiveness of the resale registration statement that will register the PIPE Shares and PIPE Warrants is less than $10.00 per share, there shall be an adjustment such that the Sponsor shall forfeit, and the PIPE Investors (which includes an affiliate of the Sponsor) shall be entitled to receive at the Closing, up to 391,731 SatixFy Ordinary Shares that were issued to the Sponsor and put into the Escrow Account. All such shares will be released from the Escrow Account to the PIPE Investors by the Sponsor if the trading price of the SatixFy Ordinary Shares is $6.50 or lower during the applicable measurement period. Additionally, existing SatixFy shareholders contributed 1,175,192 SatixFy Ordinary Shares otherwise issuable to them upon Closing that are subject to release from escrow to the PIPE Investors on the same terms as the shares contributed by the Sponsor (including forfeiture to the affiliate of the Sponsor that is participating in the PIPE Financing). If the average trading price of the SatixFy Ordinary Shares during the period described above is equal to or greater than $10.00 per share, the Sponsor and the SatixFy shareholders shall have the above mentioned shares returned to them from the Escrow Account.

•
The Sponsor will be subject to a one hundred eighty (180) day lock-up on sales of SatixFy Ordinary Shares after the Closing, which has been reduced from the EDNCU IPO.

•
If EDNCU is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by EDNCU for services rendered or contracted for or products sold to EDNCU. If EDNCU consummates a business combination, on the other hand, EDNCU will be liable for all such claims.

•
The Sponsor and EDNCU’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on EDNCU’s behalf, such as identifying and investigating possible business targets and business combinations. However, if EDNCU fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, EDNCU may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles). As of the record date, the Sponsor and EDNCU’s officers and directors and their affiliates had incurred approximately $      of unpaid reimbursable expenses.
•
The Business Combination Agreement provides for the continued indemnification of EDNCU’s current directors and officers and the continuation of directors’ and officers’ liability insurance covering EDNCU’s current directors and officers.

•
EDNCU’s Sponsor, officers and directors (or their affiliates) may make loans from time to time to EDNCU to fund certain capital requirements. If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to EDNCU outside of the Trust Account.

•
The Sponsor has designated Richard C. Davis, to serve as a member of the board of directors of SatixFy following the closing of the Business Combination and, therefore, in the future Mr. Davis will receive any cash fees, stock options or stock awards that SatixFy’s board of directors determines to pay to its non-executive directors.

•
Affiliates of the Sponsor have agreed to invest an aggregate amount of $10.0 million to purchase 1,000,000 PIPE Units in connection with the PIPE Financing to be completed at the closing of the Business Combination.

•
The Sponsor will benefit financially from the completion of any business combination even if the stock price declines after such business combination, generating a negative return for other shareholders. The Sponsor will lose substantially all of its investment in EDNCU and will not be reimbursed for any out-of- pocket expenses if an initial business combination is not completed prior to March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles). Thus, if the proposed Business Combination with SatixFy is not consummated, EDNCU may seek to complete a business combination with a less favorable target company or on terms less favorable to EDNCU shareholders rather than choose to dissolve and liquidate.

•
The Sponsor paid an aggregate of $25,000 for 5,000,000 Founder Shares (of which it still holds 3,570,000 Founder Shares), which had an aggregate market value of $      million based upon the closing price of $      per share on Nasdaq on           , 2022. If the proposed Business Combination with SatixFy is consummated, the Sponsor may still earn a positive rate of return on its investment, even if other shareholders experience a negative rate of return post-Business Combination.

Q:
When do you expect the Business Combination to be completed?

A:
It is currently anticipated that the Business Combination will be consummated promptly following the EDNCU extraordinary general meeting, which is set for           , 2022; however, such meeting could be adjourned or postponed to a later date, as described above. The Closing is also subject to the approval of the holders of SatixFy Ordinary Shares, SatixFy Preferred Shares and certain individual holders of SatixFy Preferred Shares, as well as other customary closing conditions. For a description of the conditions for the completion of the Business Combination, see the section entitled “The Business Combination Agreement — Conditions to Closing of the Transactions.”

Q:
What do I need to do now?

A:
EDNCU urges you to carefully read and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder and/or a warrant holder of EDNCU. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:
When and where will the extraordinary general meeting take place?

A:
The extraordinary general meeting will be held on           , 2022, at a.m., Eastern Time, solely over the Internet by means of a live audio webcast. You may attend the extraordinary general meeting webcast by accessing the web portal located at https://           and following the instructions set

forth below. In order to maintain the interactive nature of the extraordinary general meeting, virtual attendees who have registered for the meeting and entered a valid control number will be able to:
•
vote via the web portal during the extraordinary general meeting webcast; and

•
submit questions or comments to EDNCU’s directors and officers during the extraordinary general meeting by typing in the “Submit a question” box.

A separate conference line to allow participants to communicate with each other during the extraordinary general meeting will also be made available.
Q:
How do I attend the Extraordinary General Meeting?

A:
The extraordinary general meeting will be held virtually. To register for and attend the extraordinary general meeting, please follow these instructions as applicable to the nature of your ownership of EDNCU ordinary shares:

•
Shares Held of Record.   If you are a record holder, and you wish to attend the virtual extraordinary general meeting, go to https://           , enter the control number you received on your proxy card or notice of the meeting and click on the “Click here to register for the online meeting” link at the top of the page. Immediately prior to the start of the extraordinary general meeting, you will need to log back into the meeting site using your control number.

•
Shares Held in Street Name.   If you hold your shares in “street” name, which means your shares are held of record by a broker, bank or nominee, and you wish to attend the virtual extraordinary general meeting, you must obtain a legal proxy from the shareholder of record and e-mail a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the extraordinary general meeting. Holders should contact their bank, broker or other nominee for instructions regarding obtaining a proxy. Holders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the extraordinary general meeting. You will receive an e-mail prior to the meeting with a link and instructions for entering the extraordinary general meeting. “Street” name holders should contact Continental on or before           , 2022.

EDNCU shareholders will also have the option to listen to the extraordinary general meeting by telephone by calling:
•
Within the U.S. and Canada:      (toll-free)

•
Outside of the U.S. and Canada:      (standard rates apply)

The passcode for telephone access is           . You will not be able to vote or submit questions unless you register for and log in to the extraordinary general meeting webcast as described above.
Q:
How do I vote?

A:
If you are a holder of record of EDNCU ordinary shares at the close of business on the record date, there are two ways to vote your EDNCU ordinary shares at the extraordinary general meeting:

•
By Mail.   You may vote by proxy by completing the enclosed proxy card and returning it in the postage-paid return envelope and, in any event so as to be received by EDNCU no later than at                 a.m. Eastern Time, on                 , 2022, being 48 hours before the time appointed for the holding of the extraordinary general meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting). If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted “FOR” all of the proposals in accordance with the recommendation of EDNCU’s board of directors. Proxy cards received after a matter has been voted upon at the extraordinary general meeting will not be counted.

•
In Person.   You may attend the extraordinary general meeting virtually over the Internet by joining the live audio webcast and voting electronically by submitting a ballot through the web portal during the extraordinary general meeting webcast. You may attend the extraordinary general meeting webcast by accessing the web portal located at https://           and following the instructions set forth on your proxy card. See “Questions and Answers about the Business Combination and the Extraordinary General Meeting — When and where will the extraordinary general meeting take place?” for more information.
If you hold your EDNCU ordinary shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the EDNCU ordinary shares you beneficially own are properly counted. If you hold your EDNCU ordinary shares in “street name” and you wish to attend the extraordinary general meeting virtually and vote, you must obtain a legal proxy from the shareholder of record and e-mail a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the extraordinary general meeting. Holders should contact their broker, bank or nominee for instructions regarding obtaining a proxy. Holders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the extraordinary general meeting. You will receive an e-mail prior to the meeting with a link and instructions for entering the extraordinary general meeting. “Street name” holders should contact Continental Stock Transfer & Trust Company on or before            , 2022.
Q:
If my EDNCU Public Shares are held in “street name,” will my broker, bank or nominee automatically vote my EDNCU Public Shares for me?

A:
No. Your broker, bank or other nominee cannot vote your EDNCU Public Shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. Broker non-votes are shares held in “street name” by brokers, banks and other nominees that are present or represented by proxy at the meeting, but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and such broker, bank or other nominee does not have discretionary voting power on such proposal. Because, under Nasdaq rules, brokers, banks and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the three proposals described in this proxy statement/prospectus if a beneficial owner of EDNCU Public Shares held in “street name” does not give voting instructions to the broker, bank or other nominee, then those shares will not be permitted under Nasdaq rules to be voted at the meeting, and thus will not be counted as present or represented by proxy at the meeting.

Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. If you are a holder of record of EDNCU ordinary shares and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•
you may send another proxy card to EDNCU’s transfer agent with a later date so that it is received no later than at                 a.m. Eastern Time, on                 , 2022, being 48 hours before the time appointed for the holding of the extraordinary general meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting);

•
you may notify EDNCU’s transfer agent in writing, prior to the vote at the extraordinary general meeting, that you have revoked your proxy; or

•
you may attend the live audio webcast of the extraordinary general meeting and vote electronically, although your attendance alone will not revoke any proxy that you have previously given.

If you hold your EDNCU ordinary shares in “street name,” you may submit new instructions on how to vote your shares by contacting your broker, bank or other nominee. If you hold your shares in “street name” and wish to virtually attend the extraordinary general meeting and vote through the web portal, you must obtain a legal proxy from your broker, bank or nominee.

Q:
What constitutes a quorum for the extraordinary general meeting?

A:
A quorum is the minimum number of EDNCU ordinary shares that must be present to hold a valid meeting. A quorum will be present at the EDNCU extraordinary general meeting if a majority of the voting power of the issued and outstanding EDNCU ordinary shares entitled to vote at the meeting are represented at the virtual extraordinary general meeting or by proxy. As of the record date, 12,500,001 EDNCU ordinary shares would be required to achieve a quorum. Abstentions will be counted as present for purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum. The Sponsor is a record holder and is entitled to vote an aggregate of approximately 14.3% of the issued and outstanding EDNCU ordinary shares. The Sponsor has agreed to appear at the extraordinary general meeting to establish a quorum for the purpose of approving the proposals. In addition to the EDNCU ordinary shares held by the Sponsor, EDNCU would need 8,930,001 EDNCU ordinary shares, or approximately 35.7%, of the 25,000,000 issued and outstanding EDNCU ordinary shares to appear at the meeting in order to establish a quorum.

Q:
What shareholder vote thresholds are required for the approval of each proposal brought before the extraordinary general meeting?

A:
The proposals to be presented at the extraordinary general meeting will require the following votes:

•
Business Combination Proposal — The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the EDNCU Articles, being the affirmative vote of shareholders holding a majority of the EDNCU ordinary shares which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present. The Transactions will not be consummated if EDNCU has less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to or upon consummation of the Transactions.

•
Merger Proposal — The approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the EDNCU Articles, being the affirmative vote of shareholders holding at least two-thirds of the EDNCU ordinary shares which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.

•
Adjournment Proposal — The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the EDNCU Articles, being the affirmative vote of shareholders holding a majority of the EDNCU ordinary shares which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.

The Sponsor, EDNCU’s officers, directors and advisors and the anchor investors in the EDNCU IPO that received Founder Shares are record holders and are entitled to vote an aggregate of 20.0% of the issued and outstanding EDNCU ordinary shares. The Sponsor and EDNCU’s officers, directors and advisors have agreed to vote any EDNCU equity securities, including the Founder Shares, held by them in favor of the Business Combination. Additionally, the anchor investors have agreed to vote any Founder Shares held by them in favor of the Business Combination. Assuming only a majority of all the EDNCU ordinary shares entitled to vote at the meeting are represented at the extraordinary general meeting in person or by proxy, in addition to the Founder Shares held by the Sponsor, EDNCU directors and advisors and the anchor investors, EDNCU would need 3,333,334 EDNCU Public Shares, or approximately 16.7%, of the 20,000,000 issued and outstanding EDNCU Public Shares to be voted in favor of the Merger Proposal and 1,250,001 EDNCU Public Shares, or approximately 6.3%, of the 20,000,000 issued and outstanding EDNCU Public Shares to be voted in favor of the Business Combination Proposal and the Adjournment Proposal in order for them to be approved. Assuming all of the EDNCU Public Shares entitled to vote at the extraordinary general meeting are represented at the extraordinary general meeting in person or by proxy, in addition to the EDNCU ordinary Shares held by the Sponsor, EDNCU directors and advisors and the anchor investors, EDNCU would need 11,666,667 EDNCU Public Shares, or approximately 58.3%, of the 20,000,000 issued and outstanding EDNCU Public Shares to be voted in favor of the Merger Proposal and 7,500,001 EDNCU Public Shares, or approximately 37.5%, of the 20,000,000 issued and outstanding EDNCU Public Shares to be voted in favor of the Business Combination Proposal and the Adjournment Proposal in order for them to be approved. We also will transact any other business as may properly come before the extraordinary general meeting or any adjournment or postponement thereof.
The closing of the Business Combination is conditioned on approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.
Brokers are not entitled to vote on the Business Combination Proposal, the Merger Proposal or the Adjournment Proposal absent voting instructions from the beneficial holder. Because, under Nasdaq rules, brokers, banks and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the three proposals described in this proxy statement/prospectus, if a beneficial owner of EDNCU Public Shares held in “street name” does not give voting instructions to the broker, bank or other nominee, then those shares will not be permitted under Nasdaq rules to be voted at the meeting, and thus will not be counted as present or represented by proxy at the meeting.
Q:
What happens if I fail to take any action with respect to the extraordinary general meeting?

A:
If you fail to take any action with respect to the extraordinary general meeting and fail to redeem your EDNCU Public Shares following the procedure described in this proxy statement/prospectus and the Business Combination is approved by the EDNCU shareholders and consummated, you will become a shareholder of SatixFy.

If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will continue to be a shareholder and/or warrant holder of EDNCU, as applicable, and EDNCU will continue to search for another target business with which to complete an initial business combination. If EDNCU does not complete an initial business combination by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles), EDNCU will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding EDNCU Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding EDNCU Public Shares, which redemption will completely extinguish EDNCU Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and, subject to the approval of its remaining shareholders and EDNCU’s board of directors and applicable law, dissolving and liquidating.
Q:
What should I do with my share and/or warrant certificates?

A:
Warrant holders and those EDNCU Public Shareholders who do not elect to have their EDNCU Public Shares redeemed for a pro rata share of the Trust Account should wait for instructions from EDNCU’s transfer agent regarding what to do with their certificates. EDNCU Public Shareholders who exercise their redemption rights must deliver their share certificates to EDNCU’s transfer agent (either physically or electronically) no later than two (2) business days prior to the extraordinary general meeting as described above.

Upon consummation of the Transactions, the EDNCU warrants, by their terms, will entitle holders to purchase shares of SatixFy. Therefore, warrant holders need not deliver their warrants to EDNCU or SatixFy at that time.
Q:
What should I do if I receive more than one set of voting materials?

A:
Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your EDNCU ordinary shares.

Q:
What are the U.S. federal income tax consequences to me if I exercise my redemption rights?

A:
A U.S. Holder (as defined below) who exercises its redemption rights will receive cash in exchange for the tendered shares, and either will be considered for U.S. federal income tax purposes to have made a sale or exchange of the tendered shares, or will be considered for U.S. federal income tax purposes to have received a distribution with respect to such shares that may be treated as: (i) dividend income, (ii) a nontaxable recovery of basis in its investment in the tendered shares, or (iii) gain (but not loss) as if the shares with respect to which the distribution was made had been sold. See the section entitled “U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Holders Exercising Redemption Rights with Respect to EDNCU ordinary shares.”

Q:
What are the U.S. federal income tax consequences of the Business Combination to me?

A:
It is intended that the Business Combination qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”) with respect to U.S. Holders of the EDNCU ordinary shares and/or EDNCU warrants. However, there are significant factual and legal uncertainties as to whether the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If any requirement for the Business Combination to qualify as a “reorganization” within the meaning of Section 368(a) of the Code is not met, then a U.S. Holder of EDNCU ordinary shares and/or EDNCU warrants generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value of SatixFy Ordinary Shares and/or SatixFy Warrants, as applicable, received in the Business Combination, over such U.S. Holder’s aggregate tax basis in the corresponding EDNCU ordinary shares and/or EDNCU warrants surrendered by such U.S. Holder in the Business Combination. Even if the Business Combination otherwise qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. Holders may be required to recognize gain (but not loss) on account of the application of the Passive Foreign Investment Company (“PFIC”) rules, as described in more detail below under “U.S. Federal Income Tax Considerations — U.S. Holders — The Business Combination — Application of the PFIC Rules to the Business Combination.”

U.S. Holders of EDNCU ordinary shares and/or EDNCU warrants should consult their tax advisors to determine the tax consequences if the Business Combination does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the application of the PFIC rules to their specific situation in connection with the Business Combination.
Q:
Who can help answer my questions?

A:
If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

Endurance Acquisition Corp.
630 Fifth Avenue, 20th Floor
New York, NY 10111
Tel: (646) 585-8975
Attn:
Email: info@enduranceacquistion.com
You may also contact the proxy solicitor for EDNCU at:
You may also obtain additional information about EDNCU from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of EDNCU Public Shares and you intend to seek redemption of your shares, you will need to deliver your shares (either physically or electronically) to EDNCU’s transfer agent at the address below at least two (2) business days prior to the vote at the extraordinary general meeting. If you have questions regarding the certification of your position or delivery of your shares, please contact:
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
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SUMMARY
This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You should carefully read the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus, including the annexes, to fully understand the Business Combination Agreement, the Business Combination and the other matters being considered at the extraordinary general meeting of EDNCU shareholders. For additional information, see “Where You Can Find More Information” beginning on page 308. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.
The Parties to the Business Combination
SatixFy Communications Ltd.
SatixFy is a vertically integrated satellite communications systems provider using its own semiconductors, focused on designing chips and systems that serve the entire satellite communications value chain — from the satellite payload to user terminals. SatixFy creates chip technologies capable of enabling satellite-based broadband delivery to markets around the world. Since SatixFy commenced operations in June 2012, through December 31, 2021 it has invested over $180 million in research and development to create what we believe are the most advanced satellite communications and ground terminal chips in the world.
SatixFy develops advanced Application-Specific and Radio Frequency Integrated Circuit chips based on technology designed to meet the requirements of a variety of satellite communications applications, mainly for Low Earth Orbit, Medium Earth Orbit (“MEO”) and Geostationary (“GEO”) satellite communications systems, Aerospace/In Flight Connectivity systems and Communications — on-the-Move applications such as public transportation and maritime connectivity. Our chip technology supports Electronically Steered Multibeam Antennas, digital beamforming and beam-hopping, on-board processing for payloads and Software Defined Radio modems — each of which will be critical for providing optimized access to Low Earth Orbit (“LEO”) satellite constellations.
SatixFy was organized as a limited liability company organized under the laws of the State of Israel in June 2012. The mailing address of SatixFy’s principal executive office is c/o SatixFy Communications Ltd., Attention: Legal, 12 Hamada St., Rehovot 670315 Israel and its telephone number is +(972) 8-939-3200.
EDNCU Acquisition Corp.
EDNCU was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. EDNCU was incorporated as a Cayman Islands exempted company on April 23, 2021.
On September 17, 2021, EDNCU consummated the EDNCU IPO of 20,000,000 units, with each unit consisting of one (1) EDNCU Class A ordinary share and one-half (1/2) of one (1) EDNCU Public Warrant, with each whole warrant entitling the holder thereof to purchase one whole Class A Ordinary Share at a price of $11.50 per share. The EDNCU Public Warrants will become exercisable 30 days after the completion of our initial business combination, and will expire five years after the completion of the initial business combination or earlier upon redemption or EDNCU’s liquidation. The units from the EDNCU IPO were sold at an offering price of $10.00 per unit, generating total gross proceeds of $200,000,000. Simultaneously with the closing of the EDNCU IPO, EDNCU completed the private sale of an aggregate of 7,630,000 EDNCU Private Warrants in a private placement to the Sponsor, which purchased 6,630,000 EDNCU Private Warrants, and Cantor, the representative of the underwriters, which purchased 1,000,000 EDNCU Private Warrants, generating gross proceeds to EDNCU of $7,630,000 in the aggregate. A total of $201,000,000, comprised of the net proceeds of the EDNCU IPO and the sale of the private placement warrants was deposited into the Trust Account, net of underwriting discounts and commissions and other costs and expenses, which became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. As of the record date, there was approximately $      held in the Trust Account.
EDNCU Units, EDNCU Public Shares and the EDNCU Public Warrants are currently listed on Nasdaq under the symbols “EDNCU,” “EDNC” and “EDNCW,” respectively.

The mailing address of EDNCU’s principal executive office is 630 Fifth Avenue, 20th Floor, New York, NY, 10111 and its telephone number is (646) 585-8975.
SatixFy MS
Merger Sub is a newly formed Cayman Islands exempted company and a direct, wholly owned subsidiary of SatixFy. Merger Sub was formed solely for the purpose of effecting the Transactions and has not carried on any activities other than those in connection with the Transactions. The address and telephone number for Merger Sub’s principal executive offices are the same as those for SatixFy.
Business Combination Agreement (page 141)
The terms and conditions of the merger of Merger Sub with and into EDNCU, with EDNCU surviving the merger as a wholly owned subsidiary of SatixFy, are contained in the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Business Combination Agreement carefully, as it is the legal document that governs the Business Combination.
Pro Forma Capitalization
The pro forma equity valuation of SatixFy upon consummation of the Transactions is estimated to be approximately $813 million. We estimate that, immediately after the Closing, assuming none of the EDNCU Public Shareholders demand redemption pursuant to the EDNCU Articles and that there are no Dissenting EDNCU Shareholders and excluding the potential dilutive impact of any Permitted Interim Financing, the Equity Line of Credit or SatixFy Warrants, the existing shareholders of SatixFy will own approximately 71.9% of the outstanding SatixFy Ordinary Shares, EDNCU Public Shareholders (together with holders of Founder Shares other than the Sponsor) will own approximately 21.2% of the outstanding SatixFy Ordinary Shares, the Sponsor will own approximately 4.0% of the outstanding SatixFy Ordinary Shares and the PIPE Investors will own approximately 2.9% of the outstanding SatixFy Ordinary Shares. Assuming maximum redemption by EDNCU Public Shareholders and excluding the potential dilutive impact of any Permitted Interim Financing, the Equity Line of Credit or SatixFy Warrants, it is anticipated that the existing shareholders of SatixFy will own approximately    % of the outstanding SatixFy Ordinary Shares, EDNCU Public Shareholders will own approximately    % of the outstanding SatixFy Ordinary Shares and the Sponsor (together with other holders of Founder Shares) will own approximately    % of the outstanding SatixFy Ordinary Shares. Both scenarios reflect the Price Adjustment Shares and Unvested Sponsor Interests, all of which are entitled to voting and economic rights, but are not included in the calculation of pro forma basic loss per share because they remain subject to vesting and forfeiture and are not reflected in the calculation of pro forma diluted loss per share because the effect of their inclusion would be anti-dilutive. See “Unaudited Pro Form Condensed Combined Financial Information.”
Merger Consideration
On March 8, 2022, EDNCU entered into the Business Combination Agreement with SatixFy and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub will merge with and into EDNCU, with EDNCU surviving the merger. As a result of the Business Combination, and upon consummation of the Business Combination and the Transactions, EDNCU will become a wholly owned subsidiary of SatixFy, with the shareholders of EDNCU becoming shareholders of SatixFy.
Prior to the Effective Time, each SatixFy Preferred Share will be converted into one SatixFy Ordinary Share. Immediately following the Preferred Share Conversion, but prior to the Effective Time, SatixFy will effect the Pre-Closing Recapitalization, pursuant to which each issued and outstanding SatixFy Ordinary Share will be converted into a number of SatixFy Ordinary Shares determined by multiplying each such SatixFy Ordinary Share by multiplying each such SatixFy Ordinary Share by the quotient of (a) the Adjusted Equity Value per share and (b) $10.00. The Adjusted Equity Value per share is calculated as (a) $500,000,000 plus (ii) the Aggregate Vested Company Option Price, plus (iii) Aggregated Warrant Exercise Price, divided by (b) the Fully Diluted Company Capitalization. Additionally, immediately following the Pre-Closing Recapitalization but prior to the Effective Time, each SatixFy Option outstanding and unexercised immediately prior to the Effective Time, will be adjusted by multiplying the number of SatixFy Ordinary

Shares subject to such option by the Exchange Ratio and the per share exercise price will determined by dividing the exercise price of such option immediately prior to the Effective Time by the Exchange Ratio. In addition, immediately following the Pre-Closing Recapitalization but prior to the Effective Time, each SatixFy warrant outstanding prior to the Effective Time will be adjusted by multiplying the number of SatixFy Ordinary Shares subject to such warrant by the Exchange Ratio and the per share exercise price will be determined by dividing the per share exercise price of such warrant immediately prior to the Effective Time by the Exchange Ratio. Nearly all SatixFy warrants issued and outstanding prior to the Effective Time will be exercised on a cashless basis assuming a then price per share equal to $10.00, and no SatixFy warrants shall survive after the Effective Time with any other warrant being cashed out.
Pursuant to the Business Combination Agreement and assuming the Pre-Closing Recapitalization has occurred, at the Effective Time, (i) each EDNCU ordinary share (excluding treasury shares, redeeming EDNCU Public Shares and Dissenting EDNCU Shares), will be exchanged for one SatixFy Ordinary Share and (ii) each outstanding EDNCU warrant will be assumed by SatixFy and will become a warrant exercisable for one SatixFy Ordinary Share (subject the terms and conditions of the SatixFy Warrant Assumption Agreement). Upon consummation of the Business Combination, assuming none of the EDNCU Public Shareholders demand redemption pursuant to the EDNCU Articles and that there are no Dissenting EDNCU Shareholders and excluding the potential dilutive impact of any Permitted Interim Financing, the shareholders of SatixFy (including certain members of SatixFy’s management) are expected to own approximately 71.9% of the SatixFy Ordinary Shares (including the Price Adjustment Shares), the Sponsor is expected to own approximately 4.0% of the SatixFy Ordinary Shares (including the Price Adjustment Shares) and the EDNCU Public Shareholders (together with holders of Founder Shares other than the Sponsor) and the PIPE Investors are expected to own approximately 21.2% and 2.9% of the outstanding SatixFy Ordinary Shares, respectively. The ownership percentages set forth above do not take into account any warrants that will be outstanding as of the closing and may be exercised thereafter, any draws on the Equity Line of Credit or any Permitted Interim Financing or any transactions that may be entered into after the date hereof.
Agreements Entered Into in Connection with the Business Combination Agreement (page 158)
Subscription Agreements
Concurrently with the execution of the Business Combination Agreement, EDNCU and SatixFy entered into Subscription Agreements with certain investors. Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and SatixFy agreed to issue and sell to the PIPE Investors, immediately prior to the closing of the Business Combination, an aggregate of 2,910,000 PIPE Units consisting of (i) one PIPE Share and (ii) one-half of one PIPE Warrant exercisable for one SatixFy Ordinary Share at a price of $11.50 per share for a purchase price of $10.00 per unit, for gross proceeds of $29,100,000, on the terms and subject to the conditions set forth in the applicable Subscription Agreement. Affiliates of the Sponsor agreed to purchase $10,000,000 of SatixFy units pursuant to the Subscription Agreements on the same terms and conditions as all other PIPE Investors. The ordinary shares and the warrants which comprise the units are not attached and will trade separately without any instruction or detachment obligations on the part of SatixFy, the PIPE Investors or the warrant agent.
The warrants will be issued in the form attached as an exhibit to the PIPE Warrant Agreement. Each whole warrant entitles the holder to one SatixFy ordinary share with an exercise price $11.50 per share. The PIPE Warrants are also subject to adjustment for other customary adjustments for stock dividends, stock splits and similar corporate actions. The PIPE Warrants will be exercisable for a period of five years following the closing. The terms of the PIPE Warrants are substantially the same as the existing EDNCU warrants.
Pursuant to the terms of the Subscription Agreements, SatixFy will deliver 1,175,192 ordinary shares issuable to SatixFy shareholders and 391,731 ordinary shares on behalf of the Sponsor into an escrow account (collectively, the “Escrow Shares”). To the extent that pursuant to the terms of the Subscription Agreements, any amount of Sponsor Interests deposited into the Escrow Account pursuant to Section 2 of the Subscription Agreements are released from the escrow account to a PIPE Investor pursuant to the terms of Section 2 of the Subscription Agreements (the “Forfeiture” and such forfeited Sponsor Interests, the “Forfeited Sponsor Interests”), then an amount of Unvested Sponsor Interests (as defined below) that remain subject to vesting equal to the Forfeited Sponsor Interests shall vest effective as of the date any such Forfeited Sponsor Interests are released from the Escrow Account to a PIPE Investor, which Unvested Sponsor Interests shall vest on a pro rata basis as between the Unvested Sponsor Interests subject to vesting at each of the three measurement periods.
As described above, pursuant to the terms of the Subscription Agreements, SatixFy will deliver the Escrow Shares into the escrow account. For the purpose of the Subscription Agreements, the PIPE VWAP means the per share volume weighted average price of the SatixFy Ordinary Shares (the “PIPE VWAP”) and the measurement period means the period of thirty (30) consecutive calendar days ending on the sixtieth (60th) day after the Effectiveness Date of the Registration Statement (the “PIPE Measurement Period,” collectively the “PIPE Measurement Period VWAP”). The Escrow Shares will be released in pro rata portions as follows:
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In the event that the PIPE Measurement Period VWAP, is less than $10.00 per ordinary share, then the PIPE Investor shall be entitled to receive ordinary shares equal to the product of (x) the number of shares issued to the PIPE Investor at the closing as part of the units held through the last date of the PIPE Measurement Period (the “PIPE Measurement Date”), multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the PIPE Measurement Period VWAP and (B) the denominator of which is the PIPE Measurement Period VWAP. In the event that the PIPE Measurement Period VWAP is less than $6.50, the PIPE Measurement Period VWAP, for the purposes of this calculation shall be deemed to be $6.50.

•
In the event that the PIPE Measurement Period VWAP is equal to or more than $10.00 per ordinary share, all Escrow Shares will be released to the Sponsor and SatixFy shareholders, respectively.

The sale of units to the PIPE Investors pursuant to the Subscription Agreements will be consummated substantially concurrently with the closing of the Business Combination. The Subscription Agreements contain customary representations and warranties of SatixFy, EDNCU, and each PIPE Investor and contains customary conditions to closing, including the consummation of the Transactions.
SatixFy agreed to file a registration statement registering the resale of the PIPE Shares, the PIPE Warrants and the ordinary shares underlying the PIPE Warrants within thirty (30) days after consummation of the Transactions.
PIPE Warrant Agreement
Upon the closing of the Business Combination, and in connection with the Subscription Agreements pursuant to which SatixFy has agreed to sell the PIPE Units to the PIPE Investors, SatixFy and Continental will enter into a warrant agreement, pursuant to which SatixFy will issue 1,455,000 SatixFy Warrants, each entitling the warrant holder to purchase one (1) SatixFy Ordinary Share at an exercise price of $11.50 per share, subject to adjustment and on the terms and subject to the limitations described therein. The PIPE Warrants will be issued on terms identical to the EDNCU Public Warrants (and, accordingly, the SatixFy Public Warrants, via the SatixFy Warrant Agreement) in all material respects, except that (i) the PIPE Warrants will bear a unique CUSIP identifier, (ii) the PIPE Warrants will be subject to the resale restrictions and registration rights set forth in the Subscription Agreements, and (iii) the PIPE Warrants will bear a book-entry restrictive legend until registered with the SEC under an effective registration statement.
Amended and Restated Shareholders’ Agreement
Concurrently with the execution of the Business Combination Agreement, SatixFy, the Sponsor, EDNCU, the directors and advisors of EDNCU and certain security holders of SatixFy entered into the A&R Shareholders’ Agreement pursuant to which various parties to the A&R Shareholders’ Agreement will be entitled customary demand and/or piggyback registration rights, in each case subject to certain limitations set forth in the A&R Shareholders’ Agreement. In addition, the A&R Shareholders’ Agreement provides that SatixFy will pay certain expenses relating to such registrations and indemnify the security holders against certain liabilities. The rights granted under the A&R Shareholders’ Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to SatixFy securities, and all such prior agreements shall be terminated. In addition, pursuant to the Amended and Restated Registration Rights

Agreement of EDNCU (the “A&R Registration Rights Agreement”), the holders thereof agreed to the same registration rights granted to the A&R Shareholders Agreement and to be treated as if they were a holder thereunder.
Additionally, under the A&R Shareholders’ Agreement, the shareholders of SatixFy who are a party thereto have agreed, and (the directors and advisors of EDNCU have agreed) not to transfer their SatixFy ordinary shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter. In SatixFy’s amended and restated articles of association, the shareholders of SatixFy who are shareholders immediately prior to the closing date of the Business Combination are not permitted to transfer their SatixFy ordinary shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter. Pursuant to the A&R Registration Rights Agreement, the holders thereof have agreed not to transfer their SatixFy Ordinary Shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Letter Agreement in favor of SatixFy and EDNCU, pursuant to which it has agreed to (i) vote all of the Founder Shares and any other equity securities of EDNCU beneficially owned by it in favor of the Business Combination and each other proposal related to the Business Combination proposed by the EDNCU board of directors at the extraordinary general meeting of EDNCU shareholders called to approve the Business Combination, (ii) appear at such meeting for the purpose of establishing a quorum, (iii) vote all such shares against any action that would reasonably be expected to materially impede, interfere with, delay, postpone, or adversely affect the Business Combination or any of the other Transactions contemplated by the Business Combination Agreement, (iv) not to transfer, assign, or sell such EDNCU shares and warrants (or shares and warrants of SatixFy issuable to it upon consummation of the Business Combination) it owns (the “Sponsor Interests”) (a) prior to the consummation of the Business Combination, except to certain permitted transferees, and (b) for a period of one hundred eighty (180) days following the closing date of the Business Combination, subject to certain exceptions, and (v) waive any adjustment to the Initial Conversion Ratio (as defined in the EDNCU Articles) that would otherwise apply pursuant to the amended and restated memorandum and articles of association, and to any other anti-dilution protections or other rights with respect to the Founder Shares or otherwise, as a result of the Transactions. Additionally, the Sponsor agreed not to redeem any EDNCU ordinary shares in connection with any shareholder approval of the Business Combination and to waive anti-dilution protections.
The Sponsor has agreed that if the Aggregate Transaction Proceeds immediately prior to the Effective Time are equal to or greater than $115,000,000 but less than $145,000,000 then up to 10% of the Sponsor Interests will be subject to the vesting provisions set forth below. If the Aggregate Transaction Proceeds are less than $115,000,000, then an additional 30% of the Sponsor Interests shall be subject to the vesting provisions set forth below. All shares and warrants subject to such vesting shall be referred to as the “Unvested Sponsor Interests”:
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One-third of the Unvested Sponsor Interests will vest if at any time 150 days after closing and within the 5 year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $12.50 for any seven (7) trading days within a period of 30 consecutive trading days.

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One-third of the Unvested Sponsor Interests will vest if at any time 150 days after closing and within the 5 year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $14.00 for any seven (7) trading days within a period of 30 consecutive trading days.

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One-third of the Unvested Sponsor Interests will vest if at any time 150 days after closing and within the 5 year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $15.50 for any seven (7) trading days within a period of 30 consecutive trading days.

In the event of a SatixFy change in control transaction within five years following the closing of the Business Combination, all of the Unvested Sponsor Interests not earlier vested will vest immediately prior to the closing of such change in control. If the aforementioned conditions are not met within five years following the closing of the Business Combination, all of the Unvested Sponsor Interests not earlier vested will be forfeited. Additionally, to the extent the Sponsor forfeits any Escrow Shares (as defined and described above under “— Subscription Agreements”) to the PIPE Investors, an equal number of the Unvested Sponsor Interests will vest immediately.
The Aggregate Transaction Proceeds for purposes of the Sponsor Letter Agreement are calculated as (i) the aggregate amount remaining in the Trust Account after taking into account all redemptions, minus (ii) expenses of EDNCU related to the Business Combination and Transactions, minus (iii) expenses of the Company related to the Business Combination and the Transactions, plus (iv) the aggregate proceeds to SatixFy from Debt Financing less cash expenses, plus (v) the aggregate proceeds received by SatixFy pursuant to any Permitted Interim Financing by SatixFy from any investor with whom the Sponsor or such affiliate has a material relationship and that is first identified to SatixFy by Sponsor or such affiliate less cash expenses, plus (vi) the aggregate proceeds to SatixFy from the PIPE Financing less cash expenses, plus (vii) the aggregate proceeds received from any Backstop Facility, if entered into prior to or concurrently with the Effective Time, and plus (viii) $37,500,000 attributable to SatixFy’s securities that can be sold pursuant to the Equity Line of Credit (as defined above).
SatixFy Transaction Support Agreements
Concurrently with the execution of the Business Combination Agreement, certain shareholders of SatixFy entered into the SatixFy Transaction Support Agreements with EDNCU and SatixFy, pursuant to which, among other things, they agreed to (i) vote (or cause to be voted, as applicable) the covered shares in favor of all of the matters, actions and proposals necessary to consummate the Transactions contemplated by the Business Combination Agreement, (ii) appear at such meeting or otherwise cause the covered shares to be counted as present at the SatixFy shareholder meeting for purposes of constituting a quorum, (iii) vote (or cause to be voted, as applicable) the covered shares against any proposals which are in competition with or materially inconsistent with, the Business Combination Agreement, not to transfer, assign, or sell their respective shares, except to certain permitted transferees, prior to the consummation of the Transactions and (iv) consent to the transactions contemplated by the Business Combination Agreement. Further, as noted earlier and agreed to in the Transaction Support Agreements, the SatixFy shareholders agree not to transfer their SatixFy ordinary shares, except to certain permitted transferees and subject to the amended and restated articles of association of SatixFy. The SatixFy shareholders who entered into the SatixFy Transaction Support Agreements represent the requisite percentage of the vote need to approve all such actions subject to a vote. The SatixFy warrant holders have also agreed to the treatment of warrants set forth in the Business Combination Agreement or have otherwise exercised such warrants prior to the date hereof.
The SatixFy shareholders who entered into the SatixFy Transaction Support Agreements represent the requisite percentage of the vote need to approve all such actions subject to a vote of shareholders of SatixFy.
SatixFy Warrant Assumption Agreement
Upon the closing of the Business Combination, SatixFy, EDNCU and Continental, as warrant agent, will enter into the SatixFy Warrant Assumption Agreement. Such agreement will amend and restate the Existing EDNCU Warrant Agreement between EDNCU and Continental, to provide for the assignment by EDNCU of all its rights, title and interest in the outstanding warrants of EDNCU to, and the assumption of such warrants by, SatixFy. Pursuant to the SatixFy Warrant Agreement, all EDNCU warrants under the Existing EDNCU Warrant Agreement will no longer be exercisable for EDNCU Class A ordinary shares, but instead will be exercisable for SatixFy Ordinary Shares.
Equity Line of Credit
Concurrently with the execution of the Business Combination Agreement, SatixFy and CF Principal Investments entered into that certain CF Purchase Agreement and that certain CF Registration Rights Agreement in connection with the Equity Line of Credit. Pursuant to the CF Purchase Agreement, following the Closing, the Company has the right to sell to CF Principal Investments up to the lesser of (i) $75,000,000 of newly issued SatixFy Ordinary Shares and (ii) the number of shares equal to 19.99% of the voting power or number of SatixFy Ordinary Shares issued and outstanding after giving effect to the Business

Combination and other transactions contemplated by the Business Combination Agreement (the “Exchange Cap”), subject to certain exceptions as provided in the CF Purchase Agreement.
Upon the satisfaction of the conditions to CF Principal Investments’ purchase obligation set forth in the CF Purchase Agreement (the “Commencement”), including, pursuant to the CF Registration Rights Agreement, having a registration statement covering the resale of the shares to be purchased pursuant to the CF Purchase Agreement declared effective by the SEC and a final prospectus relating thereto filed with the SEC, SatixFy will have the right, but not the obligation, from time to time at its sole discretion over the 36-month period from and after the Commencement, to direct CF Principal Investments to purchase up to a specified maximum amount of its ordinary shares as set forth in the Purchase Agreement by delivering written notice to CF Principal Investments prior to the commencement of trading of the SatixFy Ordinary Shares on Nasdaq on any trading day, so long as all of its ordinary shares subject to all prior purchases by CF Principal Investments under the CF Purchase Agreement have theretofore been received by CF Principal Investments electronically as set forth in the CF Purchase Agreement. The purchase price of the ordinary shares that SatixFy may elect to sell to CF Principal Investments pursuant to the CF Purchase Agreement will be determined by reference to the VWAP defined for this agreement of the SatixFy Ordinary Shares on the date of purchase, which is when SatixFy has timely delivered written notice to CF Principal Investments directing it to purchase its ordinary shares under the CF Purchase Agreement, less a fixed 3.0% discount to such VWAP.
From and after Commencement, SatixFy will control the timing and amount of any sales of its ordinary shares to CF Principal Investments. Actual sales of its ordinary shares to CF Principal Investments under the CF Purchase Agreement will depend on a variety of factors to be determined by SatixFy from time to time, including, among other things, market conditions, the trading price of its ordinary shares and SatixFy’s needs for financing resources. The availability of the Equity Line of Credit is conditioned upon the concurrent consummation of the transactions contemplated by the Business Combination Agreement.
Amended and Restated Registration Rights Agreement
Concurrently with the execution of the Business Combination Agreement, EDNCU, the Sponsor and Cantor will enter into the A&R Registration Rights Agreement pursuant to which, following completion of the Transactions, the parties to the A&R Registration Rights Agreement will receive the same registration rights as those persons party to the A&R Shareholders’ Agreement. The parties to the A&R Registration Rights Agreement will also be entitled customary demand and/or piggyback registration rights, in each case subject to certain limitations consistent with A&R Shareholders’ Agreement. The rights granted under the A&R Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to SatixFy or EDNCU securities, and all such prior agreements shall be terminated.
Debt Financing
On February 1, 2022, SatixFy entered into a credit agreement with Wilmington Savings Fund Society, FSB, as administrative agent (the “Agent”) and the lenders thereunder, each of which is an affiliate of Francisco Partners (the “2022 Credit Agreement”), pursuant to which it borrowed an aggregate principal amount of $55 million in term loans, which are guaranteed by its subsidiaries SatixFy Israel Ltd, SatixFy UK Limited and SatixFy Space Systems UK Ltd. (the “Guarantors”). The obligations under the 2022 Credit Agreement are secured by a lien and security interest over substantially all of SatixFy’s and the Guarantors’ assets. The 2022 Credit Agreement provides that the term loan matures on February 1, 2026, unless the Business Combination is not consummated by February 1, 2023, in which case the loan matures on August 1, 2024 (or August 1, 2025, if certain financial conditions are met). The loan bears interest at a rate of 9.5% per annum, unless the Business Combination is not consummated by February 1, 2023, in which case the interest rate shall automatically increase by 1.00% to 10.50% on March 31, 2024 and by 1.00% to 11.50% on March 31, 2025. Until the earlier of February 1, 2023 or the consummation of the Business Combination, SatixFy may elect to have up to 100% of any outstanding interest amounts due added to the balance of the term loan in lieu of a cash payment. If the Business Combination has not yet been consummated, SatixFy may elect to have up to 75% of any outstanding interest amounts that become due between February 1, 2023 and February 1, 2024, and 50% of any outstanding interest amounts that become due after February 1, 2024, added to the balance of the term loan in lieu of a cash payment. Upon the consummation of the

Business Combination, SatixFy is required to make all interest payments in cash. The 2022 Credit Agreement contains customary covenants that restrict the way in which SatixFy may conduct its business and its ability to take certain actions. In particular, it limits SatixFy’s ability to incur additional indebtedness or liens, dispose of assets to third parties and places restrictions on its ability to repurchase shares or pay dividends. The 2022 Credit Agreement also imposes a financial maintenance covenant, requiring that, for so long as SatixFy has a leverage ratio of total debt to Consolidated Adjusted EBITDA (as defined in the 2022 Credit Agreement) greater than or equal to 6.00 to 1.00, SatixFy must maintain a minimum cash balance of $10 million plus an amount sufficient to cover it and its subsidiaries’ accounts payable that are past 60 days due, which cash is held in deposit accounts subject to a security interest in favor of the Agent for the benefit of the lenders. The 2022 Credit Agreement also contains customary events of default, which provide that the lenders are entitled to automatically accelerate payment of the loans upon the occurrence of an event of default.
In connection with the 2022 Credit Agreement, SatixFy also entered into an equity grant agreement, dated February 1, 2022, pursuant to which it issued 808,907 SatixFy Ordinary Shares (before giving effect to the Pre-Closing Recapitalization) to the lenders under the 2022 Credit Agreement in consideration for the funds borrowed thereunder.
The Proposals (page 103)
At the extraordinary general meeting, EDNCU shareholders will be asked to consider and vote on the following proposals:
1.
The Business Combination Proposal — An ordinary resolution to ratify, approve and adopt the Business Combination Agreement, dated as of March 8, 2022 (as it may be amended and/or restated from time to time) and to which the form of Plan of Merger required by the Cayman Companies Law is appended, a copy of which is attached to this proxy statement/prospectus as Annex A, and the Transactions contemplated therein, including the Business Combination whereby Merger Sub a direct, wholly owned subsidiary of SatixFy, will merge with and into EDNCU with EDNCU surviving the merger as a wholly owned subsidiary of SatixFy;

2.
The Merger Proposal — A special resolution to authorize and approve the Plan of Merger and the merger of Merger Sub with and into EDNCU, with EDNCU surviving the merger as a wholly-owned subsidiary of SatixFy, and the issuance of SatixFy Ordinary Shares to EDNCU shareholders as merger consideration; and

3.
The Adjournment Proposal — An ordinary resolution to approve the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve the Business Combination Proposal or Merger Proposal or in order to seek withdrawals if EDNCU Public Shareholders have elected to redeem an amount of EDNCU Public Shares such that EDNCU reasonably expects the minimum available cash condition contained in the Business Combination Agreement would not be satisfied.

We also will transact any other business as may properly come before the extraordinary general meeting or any adjournment or postponement thereof.
The closing of the Business Combination is conditioned on approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.
See the section of this proxy statement/prospectus titled “Proposal One — The Business Combination Proposal,” “Proposal Two — The Merger Proposal” and “Proposal Three — The Adjournment Proposal.”
Date, Time and Place of Extraordinary General Meeting of EDNCU’s Shareholders (page 103)
The extraordinary general meeting of EDNCU will be held at        a.m. Eastern Time, on      , 2022 and on such other date and at such other place to which the meeting may be adjourned. The meeting will be a virtual meeting conducted via live audio webcast. For the purposes of Cayman Islands law and the EDNCU Articles, the physical location of the meeting shall be at the offices of Morrison & Foerster LLP at 250 West 55th Street, New York, New York 10019. You are cordially invited to attend and participate in the extraordinary general meeting online by visiting https://      and using a control number assigned by Continental, the transfer agent to EDNCU. To register and receive access to the virtual meeting, registered shareholders and beneficial holders of EDNCU ordinary shares (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.
Voting Power; Record Date (page 104)
EDNCU shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned EDNCU ordinary shares at the close of business on        , 2022, which is the record date for the extraordinary general meeting. Shareholders will have one vote for each EDNCU ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. EDNCU’s warrants do not have voting rights. On the record date, there were 25,000,000 EDNCU ordinary shares outstanding, of which 20,000,000 were EDNCU Public Shares.
Redemption Rights (page 107)
EDNCU Public Shareholders may seek to redeem their EDNCU Public Shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any EDNCU Public Shareholder may demand that EDNCU redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was $      per share as of      , 2022, the extraordinary general meeting record date), calculated as of two (2) business days prior to the anticipated consummation of the Business Combination in accordance with the EDNCU Articles. If a holder properly seeks redemption as described in this section and the Business Combination with SatixFy is consummated, EDNCU will redeem these shares for a pro rata portion of funds deposited in the Trust Account calculated in accordance with the EDNCU Articles, and the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, an EDNCU Public Shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the EDNCU Public Shares. Accordingly, all EDNCU Public Shares in excess of 15% held by an EDNCU Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.
The Sponsor and the EDNCU officers, directors and advisors have entered into a letter agreement with EDNCU, pursuant to which they have agreed to waive their redemption rights with respect to their Founder Shares and any EDNCU Class A ordinary shares they may hold in connection with the completion of the Business Combination. See “Agreements Entered Into In Connection With The Business Combination Agreement — Sponsor Letter Agreement.”
Holders may demand redemption by delivering their EDNCU Public Shares, either physically or electronically using Depository Trust Company’s DWAC System, to EDNCU’s transfer agent no later than           , 2022 (two (2) business days prior to the extraordinary general meeting). If you hold the shares in “street name,” you will have to coordinate with your broker to have the EDNCU Public Shares you beneficially own certificated or delivered electronically. Holders of EDNCU Units must elect to separate the EDNCU Units into the underlying EDNCU Public Shares and the EDNCU Public Warrants prior to exercising redemption rights with respect to the EDNCU Public Shares. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to

EDNCU Public Shareholders for the return of their shares. See “Extraordinary General Meeting of EDNCU Shareholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to convert your EDNCU Public Shares into cash.
Any request for redemption, once made by an EDNCU Public Shareholder, may be withdrawn at any time prior to the time the vote is taken with respect to the Business Combination Proposal at the extraordinary general meeting. If you deliver your EDNCU Public Shares for redemption to EDNCU’s transfer agent and later decide prior to the extraordinary general meeting not to elect redemption, you may request that EDNCU’s transfer agent return the shares (physically or electronically). You may make such request by contacting EDNCU’s transfer agent at the address listed at the end of this section.
Holders of EDNCU warrants will not have redemption rights with respect to the warrants.
Appraisal Rights under the Cayman Companies Law (page 108)
Holders of record of EDNCU ordinary shares may have appraisal rights in connection with the Business Combination under the Cayman Companies Law. Holders of record of EDNCU ordinary shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its EDNCU ordinary shares must give written objection to the Business Combination to EDNCU prior to the shareholder vote to approve the Business Combination and follow the procedures set out in Section 238 of the Cayman Companies Law, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Law which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. These statutory appraisal rights are separate to and mutually exclusive of the right of EDNCU Public Shareholders to demand that their EDNCU Public Shares are redeemed for cash for a pro rata share of the funds on deposit in the Trust Account in accordance with the EDNCU Articles. It is possible that if an EDNCU Public Shareholder exercises appraisal rights, the fair value of the EDNCU ordinary shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than such holder would obtain if he, she, or it exercised his, her or its redemption rights as described herein. EDNCU believes that such fair value would equal the amount that EDNCU Public Shareholders would obtain if they exercise their redemption rights as described herein. EDNCU shareholders need not vote against any of the proposals at the extraordinary general meeting in order to exercise Dissent Rights. An EDNCU shareholder which elects to exercise Dissent Rights must do so in respect of all of the EDNCU ordinary shares that person holds and will lose their right to exercise their redemption rights as described herein. See the section of this proxy statement/prospectus titled “Extraordinary General Meeting of EDNCU Shareholders — Appraisal Rights under the Cayman Companies Law.”
EDNCU shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Law.
EDNCU’s Board of Directors’ Reasons for the Business Combination (page 124)
EDNCU’s board of directors, in evaluating the Business Combination, consulted with EDNCU’s management and financial and legal advisors. In reaching its unanimous resolution (i) that the Business Combination Agreement, the Business Combination and the Transactions contemplated thereby are advisable and in the best interests of EDNCU and (ii) to recommend that the shareholders adopt the Business Combination Agreement and approve the Business Combination and the Transactions contemplated thereby, EDNCU’s board of directors considered a range of factors, including, but not limited to, the factors discussed in the section referenced below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination Agreement, the Business Combination and the Transactions, EDNCU’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. EDNCU’s board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of EDNCU’s reasons for the Business Combination and all other information presented in this section and the section referenced below is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements; Market, Ranking and Other Industry Data.”
In approving the Business Combination Agreement, the Business Combination and the Transactions, EDNCU’s board of directors determined not to obtain a fairness opinion. The officers and directors of EDNCU have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background and sector expertise enabled them to make the necessary analyses and determinations regarding the Business Combination Agreement, the Business Combination and the Transactions. In addition, EDNCU’s officers and directors have substantial experience with mergers and acquisitions.
In evaluating the Business Combination Agreement, the Business Combination and the Transactions, EDNCU’s board of directors consulted with EDNCU’s management, financial, legal and capital markets advisors and discussed with EDNCU’s management various industry, commercial, operational and financial information of SatixFy. In addition, EDNCU’s management, with the assistance of EDNCU’s legal, commercial and financial advisors, conducted an extensive financial, operational, industry and legal due diligence review of SatixFy.
EDNCU’s board of directors considered a number of factors pertaining to the Business Combination Agreement, the Business Combination and the Transactions as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby. EDNCU’s board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination.
EDNCU’s board of directors concluded that the potential benefits that it expected EDNCU to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination Agreement, the Business Combination and the Transactions. Accordingly, EDNCU’s board of directors unanimously determined that the Business Combination Agreement, the Business Combination and the Transactions contemplated therein were advisable and in the best interests of EDNCU. See the section of this proxy statement/prospectus titled “Proposal One — The Business Combination Proposal — EDNCU’s Board of Directors’ Reasons for the Business Combination.”
Interests of EDNCU’s Directors and Officers in the Business Combination (page 110)
In considering the recommendation of EDNCU’s board of directors to vote in favor of approval of the Business Combination, EDNCU shareholders should keep in mind that the Sponsor and EDNCU’s directors and executive officers, and entities affiliates with them, have interests in such proposals that are different from, or in addition to, those of EDNCU’s shareholders generally. In particular:
•
If the Business Combination with SatixFy or another business combination is not consummated by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles), EDNCU will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding EDNCU Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding EDNCU Public Shares, which redemption will completely extinguish EDNCU Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and, subject to the approval of its remaining shareholders and EDNCU’s board of directors and applicable law, dissolving and liquidating. In such event, the 5,000,000 Founder Shares (of which the Sponsor still holds 3,570,000 Founder Shares, and the directors and advisors collectively hold 180,000 Founder Shares), which were originally acquired by the Sponsor for $25,000, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. The 3,570,000 Founder Shares had an aggregate market value of $      million based upon the closing price of EDNCU Public Shares of $      per share on Nasdaq on           , 2022. On the other hand, if the Business Combination is consummated, each EDNCU ordinary share (including such Founder Shares) will be converted into one SatixFy Ordinary Share subject to adjustment described herein.

•
The Sponsor has spent $25,000 to purchase 5,000,000 Founder Shares (of which it still holds 3,570,000 Founder Shares) and $6,630,000 to purchase 6,630,000 EDNCU Private Warrants in a private placement from EDNCU for $1.00 per private warrant. The Founder Shares held by the Sponsor had an aggregate value of $      million based upon the closing price of the EDNCU Public Shares of        per share on Nasdaq on           , 2022 and the EDNCU Private Warrants had an aggregate market value of $      million based upon the closing price of the EDNCU Public Warrants of $      per EDNCU warrant on Nasdaq on           , 2022. The Founder Shares and the EDNCU Private Warrants will become worthless if EDNCU does not consummate a business combination by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles).

•
The Sponsor will receive 500,000 Price Adjustment Shares that will vest at three price adjustment achievement dates. See “The Business Combination Agreement — Consideration and Effects of the Business Combination — Price Adjustment Shares” for more information about the achievement dates.

•
Pursuant to the Unit Subscription Agreements and after the Closing, if the average trading price of the SatixFy Ordinary Shares during the thirty (30) consecutive days ending on the sixtieth (60th) day after the effectiveness of the resale registration statement that will register the PIPE Shares and PIPE Warrants is less than $10.00 per share, there shall be an adjustment such that the Sponsor shall forfeit, and the PIPE Investors (which includes an affiliate of the Sponsor) shall be entitled to receive at the Closing, up to 391,731 SatixFy Ordinary Shares that were issued to the Sponsor and put into the Escrow Account. All such shares will be released from the Escrow Account to the PIPE Investors by the Sponsor if the trading price of the SatixFy Ordinary Shares is $6.50 or lower during the applicable measurement period. Additionally, existing SatixFy shareholders contributed 1,175,192 SatixFy Ordinary Shares otherwise issuable to them upon Closing that are subject to release from escrow to the PIPE Investors on the same terms as the shares contributed by the Sponsor (including forfeiture to the affiliate of the Sponsor that is participating in the PIPE Financing). If the average trading price of the SatixFy Ordinary Shares during the period described above is equal to or greater than $10.00 per share, the Sponsor and the SatixFy shareholders shall have the above mentioned shares returned to them from the Escrow Account.

•
The Sponsor will be subject to a one hundred eighty (180) day lock-up on sales of SatixFy Ordinary Shares after the Closing, which has been reduced from the EDNCU IPO.

•
If EDNCU is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by EDNCU for services rendered or contracted for or products sold to EDNCU. If EDNCU consummates a business combination, on the other hand, EDNCU will be liable for all such claims.

•
The Sponsor and EDNCU’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on EDNCU’s behalf, such as identifying and investigating possible business targets and business combinations. However, if EDNCU fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, EDNCU may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles). As of the record date, the Sponsor and EDNCU’s officers and directors and their affiliates had incurred approximately $      of unpaid reimbursable expenses.

•
The Business Combination Agreement provides for the continued indemnification of EDNCU’s current directors and officers and the continuation of directors’ and officers’ liability insurance covering EDNCU’s current directors and officers.

•
EDNCU’s Sponsor, officers and directors (or their affiliates) may make loans from time to time to EDNCU to fund certain capital requirements. If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to EDNCU outside of the Trust Account.

•
The Sponsor has designated Richard C. Davis, to serve as a member of the board of directors of SatixFy following the closing of the Business Combination and, therefore, in the future Mr. Davis will receive any cash fees, stock options or stock awards that SatixFy’s board of directors determines to pay to its non-executive directors.

•
Affiliates of the Sponsor have agreed to invest an aggregate amount of $10.0 million to purchase 1,000,000 PIPE Units in connection with the PIPE Financing to be completed at the closing of the Business Combination.

•
The Sponsor will benefit financially from the completion of any business combination even if the stock price declines after the Business Combination, generating a negative return for other shareholders. The Sponsor will lose substantially all of its investment in EDNCU and will not be reimbursed for any out-of- pocket expenses if an initial business combination is not completed prior to March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles). Thus, if the proposed Business Combination with SatixFy is not consummated, EDNCU may seek to complete a business combination with a less favorable target company or on terms less favorable to EDNCU shareholders rather than choose to dissolve and liquidate.

•
The Sponsor paid an aggregate of $25,000 for 5,000,000 Founder Shares (of which it still holds 3,570,000 Founder Shares), which had an aggregate market value of $      million based upon the closing price of $      per share on Nasdaq on           , 2022. If the proposed Business Combination with SatixFy is consummated, the Sponsor may still earn a positive rate of return on its investment, even if other shareholders experience a negative rate of return post-Business Combination.

Recommendation to EDNCU Shareholders (page 104)
EDNCU’s board of directors has determined that each of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal to be presented at the extraordinary general meeting is in the best interests of EDNCU and recommended that EDNCU shareholders vote “FOR” the Business Combination proposal, “FOR” the Merger Proposal and “FOR” the Adjournment Proposal, if presented.
U.S. Federal Income Tax Considerations (page 254)
For a description of material U.S. federal income tax consequences of the Business Combination, the exercise of redemption rights in respect of EDNCU ordinary shares and the ownership and disposition of SatixFy Ordinary Shares and/or SatixFy Warrants, please see “U.S. Federal Income Tax Considerations”.
Certain Material Israeli Tax Considerations (page 265)
For a description of certain material Israeli tax consequences of the ownership and disposition of SatixFy Ordinary Shares and/or SatixFy warrants, please see “Certain Material Israeli Tax Considerations”.
Anticipated Accounting Treatment (page 134)
The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, EDNCU will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of SatixFy issuing shares in the Business Combination for the net assets of EDNCU as of the Closing, accompanied by a recapitalization. The net assets of EDNCU will be stated at historical cost, with no goodwill or other intangible assets recorded.
SatixFy has determined that it will be the accounting acquirer based on evaluation of the following facts and circumstances:
•
SatixFy’s existing shareholders will have the greatest voting interest in the combined entity under both the No Redemption and Maximum Redemption (both terms, as defined below) scenarios.

•
SatixFy’s directors will represent the majority of the board of directors of the combined company following the consummation of the Business Combination;

•
SatixFy’s senior management will be the senior management of the combined company following the consummation of the Business Combination; and

•
SatixFy is the larger entity based on historical operating activity and its employee base.

The Business Combination, which is not within the scope of IFRS 3 since EDNCU does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of SatixFy Ordinary Shares issued over the fair value of EDNCU’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.
Comparison of Rights of Shareholders of EDNCU and Shareholders of SatixFy (page 291)
If the Business Combination is successfully completed, holders of EDNCU ordinary shares will become holders of SatixFy Ordinary Shares and their rights as shareholders will be governed by SatixFy’s organizational documents. There are also differences between the laws governing EDNCU, a Cayman Islands exempted company, and SatixFy, an Israeli company. Please see “Comparison of Rights of SatixFy Shareholders and EDNCU Shareholders” for more information.
Emerging Growth Company
Each of EDNCU and SatixFy is, and, following the Business Combination, SatixFy is expected to be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, SatixFy will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and reduced disclosure obligations, including with regard to executive compensation (for which SatixFy will also be eligible so long as it remains a foreign private issuer and such reduced disclosure is permitted by Israeli standards). If some investors find SatixFy’s securities less attractive as a result, there may be a less active trading market for SatixFy’s securities and the prices of SatixFy’s securities may be more volatile.
We are an emerging growth company, as defined in Section 102(b)(1) of the JOBS Act. The JOBS Act exempts emerging growth companies from certain SEC disclosure requirements and standard and we intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, (2) presenting only two years of audited consolidated financial statements until we file our first annual report with the SEC, including in this proxy statement/prospectus, and (3) not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or current or future PCAOB rules requiring supplements to the auditor’s report providing additional information about the audit and the consolidated financial statements (critical audit matters or auditor discussion and analysis). Although under the JOBS Act emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies, this exemption does not apply to companies, such as us, reporting under IFRS since IFRS does not provide for different transition periods for public and private companies.
SatixFy will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the date on which SatixFy Ordinary Shares were offered in exchange for EDNCU ordinary shares in connection with the Transactions, (b) in which SatixFy has total annual gross revenue of at least $1.07 billion, or (c) in which SatixFy is deemed to be a large accelerated filer, which means that SatixFy has been a reporting company for at least 12 months, has filed an annual report and the market value of SatixFy’s common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which SatixFy has issued more than $1.00 billion in non-convertible debt securities during the prior rolling three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign Private Issuer
As a “foreign private issuer” within the meaning of the rules under the U.S. federal securities laws, SatixFy will be subject to different U.S. securities laws than domestic U.S. issuers and, as such, SatixFy will be permitted to follow the corporate governance practices of its home country, Israel, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies (although SatixFy intends to comply with many of these rules). As a result, SatixFy’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. The rules governing the information that SatixFy must disclose differ from those governing U.S. companies pursuant to the Exchange Act. SatixFy will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.
Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” SatixFy’s officers and directors and holders of more than 10% of the issued and outstanding SatixFy Ordinary Shares, will be exempt from the rules under the Exchange Act requiring insiders to report purchases and sales of ordinary shares as well as from Section 16 short swing profit reporting and liability. See “Risk Factors — Risks Related to Being a Public Company — We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer” and “Management Following the Business Combination — Corporate Governance Practices.”
Regulatory Matters
The parties to the Business Combination Agreement have determined that the business combination does not require a notification and report form to be filed in connection with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and accordingly have waived such condition. Accordingly, the business combination is not subject to any federal or state regulatory requirement or approval, except for the filings with the SEC, Nasdaq, Israel and the Cayman Islands, in each case, that are necessary to effectuate the Business Combination. It is presently contemplated that if any additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Summary Risk Factors
You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors”. Such risks include, but are not limited to:
•
SatixFy is an early stage company that has not demonstrated a sustained ability to generate predictable revenues. If SatixFy does not generate revenue as expected, its financial condition will be materially and adversely affected.

•
The global COVID-19 pandemic has harmed and could continue to harm SatixFy’s business, financial condition, and results of operations.

•
SatixFy may face increased risks and costs associated with volatility in labor or component prices or as a result of supply chain or procurement disruptions, which may adversely affect its operations.

•
Obtaining customer contracts may require SatixFy to participate in lengthy competitive selection processes that require it to incur significant costs.

•
Some of SatixFy’s customers may require its chips and satellite communications systems to undergo a demonstration process that does not assure future sales or customer contracts.

•
SatixFy generates a significant percentage of its revenue from certain key customers, and anticipate this concentration will continue for the foreseeable future, and the loss of one or more of its key customers could negatively affect its business and operating results.

•
SatixFy may not be able to continue to develop its technology or develop new technologies for its existing and new satellite communications systems.

•
Deterioration of the financial conditions of SatixFy’s customers could adversely affect its operating results.

•
SatixFy operates in a highly competitive industry and may be unsuccessful in effectively competing in the future.

•
SatixFy has incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability.

•
SatixFy may not be able to generate sufficient cash to service its indebtedness.

•
SatixFy may need to raise additional capital to develop its technology and chips and satellite communications systems. If SatixFy fails to raise sufficient capital or is unable to do so on favorable terms, it might not be able to make the necessary investments in technology development and its operating results may be harmed.

•
SatixFy’s estimates, including market opportunity estimates and growth forecasts, are subject to inherent challenges in measurement and significant uncertainty, and real or perceived inaccuracies in those metrics and estimates may harm its reputation and negatively affect its business.

•
SatixFy’s results of operations may vary significantly from its expectations or guidance.

•
SatixFy may not be able to comply with its contracts with customers, and non-compliance may harm its operations and expose it to potential third-party claims for damages.

•
Loss of key employees and the inability to continuously recruit and retain qualified employees could hurt SatixFy’s competitive position.

•
SatixFy relies on third parties for manufacturing of its products. SatixFy does not have long-term supply contracts with its foundry or most of its third-party manufacturing vendors, and they may not allocate sufficient capacity to SatixFy at reasonable prices to meet future demands for its solutions.

•
SatixFy’s business is subject to a wide range of laws and regulations, many of which are continuously evolving, and failure to comply with such laws and regulations could harm its business, financial condition and operating results.

•
SatixFy is subject to risks from its international operations.

•
SatixFy relies on its intellectual property and proprietary rights and may be unable to adequately obtain, maintain, enforce, defend or protect its intellectual property and proprietary rights, including against unauthorized use by third parties.

•
SatixFy relies on the availability of third-party licenses of intellectual property, and if it fails to comply with its obligations under such agreements or is unable to extend its existing third-party licenses or enter into new third-party licenses on reasonable terms or at all, it could have a material adverse effect on its business, operating results and financial condition.

•
Defects, errors or other performance problems in SatixFy’s software or hardware, or the third-party software or hardware on which it relies, could harm SatixFy’s reputation, result in significant costs to SatixFy, impair its ability to sell its systems and subject it to substantial liability.

•
SatixFy is subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which can increase the cost of doing business, compliance risks and potential liability.

•
Changes in SatixFy’s effective tax rate may adversely impact its results of operations.

•
Exchange rate fluctuations between the U.S. dollar, the British pound, the Euro and other foreign currencies may negatively affect SatixFy’s future revenues.

•
The listing of the SatixFy Ordinary Shares and the SatixFy Public Warrants on Nasdaq will not benefit from the process undertaken in connection with an underwritten initial public offering, which could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for SatixFy’s securities.

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SatixFy’s senior management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of its business.

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An active trading market for SatixFy’s equity securities may not develop or may not be sustained to provide adequate liquidity.

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Investors’ rights and responsibilities as SatixFy’s shareholders will be governed by Israeli law, which differs in some respects from the rights and responsibilities of shareholders of non-Israeli companies.

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The market price of SatixFy’s equity securities may be volatile, and your investment could suffer or decline in value.

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SatixFy is expected to be an “emerging growth company” and avail itself of the reduced disclosure requirements applicable to emerging growth companies, which could make its equity securities less attractive to investors.

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SatixFy may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

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The consummation of the Business Combination is expected to be subject to a number of conditions, many of which will be beyond the control of SatixFy and EDNCU, including the approval of the shareholders of EDNCU.

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EDNCU and SatixFy will incur significant transaction and transition costs in connection with the Business Combination.

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The other matters described in the section titled “Risk Factors”.

PRICE RANGE OF SECURITIES AND DIVIDENDS
EDNCU
EDNCU Units, EDNCU Public Shares and the EDNCU Public Warrants are currently listed on Nasdaq under the symbols “EDNCU”, “EDNC” and “EDNCW”, respectively. EDNCU Units commenced trading on Nasdaq on September 15, 2021. EDNCU Public Shares and the EDNCU Public Warrants commenced trading on Nasdaq on November 5, 2021. The closing price of the EDNCU Units and EDNCU Public Shares on March 7, 2022, the last trading day before announcement of the execution of the Business Combination Agreement, was $9.86 and $9.77, respectively. As of March 7, 2022, there had been no trading price established for the EDNCU Public Warrants. As of         , 2022, the record date for the extraordinary general meeting of EDNCU shareholders, the closing price for each EDNCU Unit, EDNCU Public Share and EDNCU Public Warrant was $      , $      , and $      , respectively.
Holders
At the close of business on the record date, there were         holders of record of EDNCU Units, 1 holder of record of EDNCU Class A ordinary shares,         holders of EDNCU Class B ordinary shares and         holders of record of EDNCU warrants. These numbers are not representative of the number of beneficial holders of EDNCU Class A ordinary shares, nor is it representative of where such beneficial holders reside, since all of these EDNCU Class A ordinary shares held of record in the United States were held through CEDE & Co., the nominee company of the Depository Trust Company, on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.
Dividends
EDNCU has not paid any dividends to its shareholders.
SatixFy
Market Price of SatixFy Ordinary Shares
Historical market price information regarding SatixFy is not provided because there is no public market for its securities. SatixFy is applying to list the SatixFy Ordinary Shares and the SatixFy Public Warrants on Nasdaq upon the Effective Time under the ticker symbols “SATX” and “SATXW,” respectively.
Holders
As of the date of this proxy statement/prospectus, SatixFy had 39 holders of record.
Dividends
SatixFy has not paid any dividends to its shareholders. Following the completion of the Business Combination, SatixFy’s board of directors will consider whether or not to institute a dividend policy. It is presently intended that SatixFy will retain its earnings for use in business operations and, accordingly, it is not anticipated that SatixFy’s board of directors will declare dividends in the foreseeable future.

RISK FACTORS
If the Business Combination is completed, SatixFy will operate in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond its control. You should carefully consider the risks described below before voting your shares. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, SatixFy’s business, financial condition or results of operations could be seriously harmed. If that happens, the trading price of SatixFy’s ordinary shares or, if the Business Combination is not consummated, EDNCU ordinary shares and other securities could decline, and you may lose part or all of the value of any SatixFy Ordinary Shares or, if the Business Combination is not consummated, of any EDNCU ordinary shares or securities convertible or exchangeable for EDNCU ordinary shares that you hold. Additional risks and uncertainties not presently known to SatixFy and EDNCU or that they do not currently believe are important to an investor, if they materialize, also may adversely affect SatixFy’s business or the Business Combination. The following discussion should be read in conjunction with SatixFy’s financial statements and notes thereto included herein. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to SatixFy’s Business, Operations and Industry
We are an early stage company that has not demonstrated a sustained ability to generate predictable revenues. If we do not generate revenue as expected, our financial condition will be materially and adversely affected.
Since inception, we have devoted substantially all of our resources to designing, developing and manufacturing our chips and satellite communications systems and technology, enhancing our engineering capabilities, building our business and establishing relations with our customers, raising capital and providing general and administrative support for these operations. We have not demonstrated a sustained ability to generate predictable or sustained revenue from our satellite communications systems and chips or convert sufficient leads into commercial engagements. Consequently, any assessment you make about our current business or future success or viability may not be as accurate as it could be if we had a longer operating history. Further, our limited financial track record, without meaningful revenue from our expected future principal business, is of limited reference value for your assessment of our business and future prospects.
We incurred losses of approximately $      million and $17.6 million for the years ended December 31, 2021 and 2020, respectively. We expect to continue to incur losses until we are able to onboard a sufficient number of customers and contracts, and launch and scale a sufficient number of our satellite communications systems and related products to become profitable. As we work to transition from technology and product development activities to commercial production and sales, it is difficult to forecast our future results. Although we have several customer contracts, we have limited insight into trends that may emerge and affect our business, including our ability to attract and retain customers, the amount of revenue we will generate from our customers and the competition we will face. If our revenue grows slower than we anticipate or we otherwise fall materially short of our forecasts and expectations, we may not be able to achieve profitability and our financial condition will be materially and adversely affected which could cause our share price to decline and investors to lose confidence in us.
The global COVID-19 pandemic has harmed and could continue to harm our business, financial condition, and results of operations.
On March 11, 2020, the World Health Organization designated the outbreak of a novel strain of coronavirus (“COVID-19”) as a global pandemic. The COVID-19 pandemic has hindered the movement of people and goods worldwide, and many governments instituted restrictions on work and travel. Governments, non-governmental organizations and private sector entities have also issued and may continue to issue non-binding advisories or recommendations regarding air travel or other social distancing measures, including limitations on the number of persons that should be present at public gatherings. We took precautionary measures intended to help minimize the risk of the virus to our employees, including requiring some of our employees to work remotely and suspending all non-essential travel.
Among other things, the COVID-19 pandemic has caused a significant decline in aviation travel, which has resulted in several project delays in relation to In Flight Connectivity (“IFC”) and has adversely affected our business and results since 2020. Beginning in the first quarter of 2020, several opportunities at different stages of negotiations were postponed and exhibitions and sales meetings were canceled. In addition, work on many of our current projects was delayed, as more than 50% of our employees worked from home during a period of over eight months. This led to delays in project schedules, and several of our customers put current projects on hold or postponed anticipated projects in light of uncertainties surrounding the air travel industry and demand for satellite communications-related products and services.
Additionally, many manufacturing businesses globally are currently experiencing supply chain issues with respect to electronic components and other materials and labor used in their production processes, which is due to a complex array of factors, including the COVID-19 pandemic. Supply chain issues experienced by suppliers that we rely on has resulted, and may in the future result in, delays in our ability to meet obligations under our contracts. See “— We may face increased risks and costs associated with volatility in labor or component prices or as a result of supply chain or procurement disruptions, which may adversely affect our operations.”
Our customers’ businesses or cash flows have been and may continue to be negatively impacted by COVID-19, which may lead them to continue to delay upgrading their existing satellite communications systems or lead them to delay the advancement of their satellite communications projects, seek adjustments to payment terms or delay making payments or default on their payables, any of which may impact the timely receipt and/or collectability of our receivables. The economic uncertainty caused by the COVID-19 pandemic may continue to make it difficult for us to forecast revenue and operating results and to make decisions regarding operational cost structures and investments. We have committed, and we plan to continue to commit, resources to grow our business, including to expand our technology development, international presence and employee base, and such investments may not yield anticipated returns, particularly if worldwide business activity continues to be impacted by the COVID-19 pandemic.
At this time, we are unable to predict whether the COVID-19 pandemic will result in long-term changes to business practices, including but not limited to a long-term reduction in air travel as a result of increased usage of “virtual” and “teleconferencing” products, which could lead to a decline in demand for air travel and IFC services. The full extent of the ongoing impact of the COVID-19 pandemic on our longer-term operational and financial performance will depend on future developments, many of which are outside of our control. Our ability to predict the impact of the COVID-19 pandemic on our business in future periods remains limited and the pandemic’s full effect on our business is unlikely to be fully realized, or reflected in our financial results, until future periods.
We may face increased risks and costs associated with volatility in labor or component prices or as a result of supply chain or procurement disruptions, which may adversely affect our operations.
Our chips and satellite communications systems, including the manufactured electronic components used in our satellite communications systems, are manufactured by third parties in several countries in Europe and in the Far East using inputs, such as silicon wafers, laminate substrates, gold, copper, lead frames, mold compound, ceramic packages and various chemicals and gases as well as other production supplies used in our manufacturing processes. Additionally, worldwide manufacturing capacity for chips is relatively inelastic. If the demand for chips or assembly material exceeds market supply, our supply of chips could quickly become limited or prohibitively expensive. The current global shortage in semiconductor and electronic components, resulting mainly from macro trends such as strong demand for 5G devices and high performance computing, as well as the impact of the COVID-19 pandemic, has resulted in disruptions in our supply chain and in the operations of our suppliers and customers. If this capacity shortage continues for an extensive period of time, it could negatively impact our ability to meet our customer’s demand for our chips and satellite communications systems and have an adverse impact on our revenue, results of operations and customer relationships.
Many of the manufacturers of our chips and satellite communications systems components are located outside of the jurisdictions in which we have facilities and sites, necessitating international shipping. Supply chain disruptions have occurred, and may continue to occur from time to time due to a range of factors beyond our control, including, but not limited to, COVID-19 related restrictions and quarantine mandates, international conflicts (such as Russia’s invasion of Ukraine), climate change, increased costs of labor, freight cost and raw material price fluctuations or a shortage of qualified workers. Such supply chain disruptions could materially impact our operating performance and financial position, if deliveries to us are delayed. For example, on March 3, 2022, OneWeb, one of our significant customers, announced that it was suspending all satellite launches from Russia’s Baikonur Cosmodrome and recently announced that it would partner with SpaceX, which may result in a significant delay of its test launch of satellites equipped with our payload products if it is unable to transition its expected satellite launches on a timely basis.
Additionally, the third-party manufacturers, suppliers and distributors that we contract with are susceptible to losses and interruptions caused by factors outside of their control, such as COVID-19 related restrictions and quarantine directives, floods, hurricanes, earthquakes, typhoons, volcanic eruptions, and similar natural disasters, as well as power outages, telecommunications failures, industrial accidents, geopolitical instability (including instability caused by international conflict, such as Russia’s invasion of Ukraine), health and safety epidemics and similar events. The occurrence of natural disasters in any of the regions in which these third-party service providers operate could severely disrupt the operation of our business by negatively impacting our supply chain, our ability to deliver products, and the cost of our products. Such events can negatively impact revenue and earnings and can significantly impact cash flow, both from decreased revenue and from increased costs associated with the event. In addition, these events could cause consumer confidence and spending to decrease or result in increased volatility to the U.S. and worldwide economies.
We rely on third parties for manufacturing of our chips and other satellite communications system components. We do not have long-term supply contracts with our foundry or most of our third-party manufacturing vendors, and they may not allocate sufficient capacity to us at reasonable prices to meet future demands for our solutions.
The semiconductor industry is subject to intense competitive market pressure. Accordingly, any increase in the cost of our chips or satellite communications systems, whether by adverse purchase price variances or adverse manufacturing cost variances, will reduce our gross margins and operating profit. We currently rely on third parties for a substantial amount of our manufacturing operations. If one or more of these vendors terminates its relationship with us, or if they fail to produce and deliver our products according to our requested demands in specification, quantity, cost and time, our ability to ship our chips or satellite communications systems to our customers on time and in the quantity required could be adversely affected, which in turn could cause an unanticipated decline in our sales and damage our customer relationships.
Currently, the majority of our chips are supplied by a single foundry, GlobalFoundries. We obtain manufacturing services from our foundry vendor and negotiate pricing on a purchase order-by-purchase order basis. We do not have contractual assurances from our foundry vendor that adequate capacity will be available to us when we need it or to meet our anticipated future demand for chips. Moreover, availability of capacity at our foundry vendor has tightened recently due to unprecedented levels of demand. If this trend continues, it could limit the volume of chips and satellite communications systems we can produce and/or delay production of new chips or satellite communications systems, both of which would negatively impact our business. If these conditions continue for a substantial period or worsen, our ability to meet our anticipated demand for our solutions could be impacted which, in turn, could negatively impact our operations and financial results.
Our foundry vendor may also allocate capacity to the production of other companies’ products while reducing deliveries to us on short notice. In particular, other companies that are larger and better financed than we are or that have long-term agreements with our foundry vendor may cause our foundry vendor or assembly and test vendors to reallocate capacity to them, decreasing the capacity available to us. The unavailability of our foundry could significantly impact our ability to produce our chips or satellite communications systems or delay production, which would negatively impact our business. Additionally, the majority of our chips are designed to be compatible with the manufacturing processes and equipment employed by GlobalFoundries and switching to a new foundry vendor for these chips may require significant cost and time.
We currently do not have long-term supply contracts with most of our other third-party vendors, and we negotiate pricing with our main vendors on a purchase order-by-purchase order basis. Therefore, they are not obligated to perform services or supply product to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. The ability of our vendors to provide us with products or services is limited by their available capacity, existing obligations and technological capabilities.
If we need to contract additional third party vendors or sub-contractors, we may not be able to do so cost-effectively or on a timely basis, if at all.
Obtaining customer contracts may require us to participate in lengthy competitive selection processes that require us to incur significant costs.
We expect to sell our satellite communications systems for integration into our customers’ systems primarily at the design stage. These efforts to achieve design wins may be lengthy, and may require us to incur both design and development costs or dedicate scarce engineering resources in pursuit of a single customer opportunity. We may not prevail in the competitive selection process, and even when we do achieve a design win, we may never generate any product development or product sale revenue despite incurring development expenditures. For example, in the past we had achieved certain design wins and projected substantial future revenue as a result of such design wins. Subsequently, based on factors outside of our control, the applicable end customers delayed or cancelled the projects, resulting in a loss of projected revenue. In addition, even if a customer designs one of our chips or satellite communications systems into one of its systems, we cannot be assured that we will secure new design wins from that customer for future systems. Further, even after securing a design win, we have experienced and may again experience delays in generating revenue from our chips and satellite communications systems as a result of the lengthy product development cycle typically required, if we generate any revenue at all as a result of any such design win.
Our customers may take a considerable amount of time to evaluate our chips and satellite communications systems. The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail or delay its product plans, causing us to lose anticipated sales. In addition, any delay or cancellation of a customer’s plans could harm our financial results. If we are unable to generate revenue after incurring substantial expenses to develop any of our solutions, our business would suffer.
Some of our customers may require our chips and satellite communications systems to undergo a demonstration process that does not assure future sales or customer contracts.
Prior to purchasing our chips or satellite communications systems, some of our customers may require that our chips or satellite communications systems undergo extensive demonstration processes, which may involve the testing of our chips or satellite communications systems in the customers’ systems or via a prototype demonstration. We may also undertake to commit resources to prepare a demonstration for a prospective costumer, in which case we would bear the expenses of the demonstration. The demonstration process varies by the customer and the product, and may take several months. The demonstration of a chip or satellite communications system to a customer does not assure any sales of the chip or the satellite communications system to that customer. After demonstration of our chip or satellite communications system and entry into an agreement for the development of a satellite communications system or sale of a chip, it can take several months or more before the customer commences volume production of components or systems that incorporate our satellite communications systems or chips. Despite these uncertainties, we may devote substantial resources, including design, engineering, sales, marketing and management efforts, to demonstrate our chips or satellite communications systems to customers in anticipation of sales and without an expectation of reimbursement of these costs or generating future revenues and gross profits from the projected sale of the chips or satellite communications systems.
We generate a significant percentage of our revenue from certain key customers, and anticipate this concentration will continue for the foreseeable future, and the loss of one or more of our key customers could negatively affect our business and operating results.
We derive a significant portion of our revenue from a limited number of customers and, because the satellite communications industry is characterized by a relatively small number of large players, we anticipate that this customer concentration will continue for the foreseeable future. Collectively, our three largest customers accounted for, in the aggregate, approximately    % and 97% of our revenues in the years ended December 31, 2021 and December 31, 2020, respectively. If we fail to deliver upon contracts with these three customers, or upon the contracts of other large customers, or if demand by these customers for our chips and satellite communications systems decreases substantially, our revenues and operating results could be materially adversely affected.
In connection with our contracts and arrangements with our largest customers, we have agreed and may in the future agree to certain restrictions on the sale and license of the developed product and systems to secure the contract and necessary collaboration for the project. Of our three top customers, Jet Talk, our joint venture which is accounted for as an equity method investee in our financial statements and in which we own a 51% equity stake but which we do not control, accounted for approximately    % and 68% of our revenues in the years ended December 31, 2021 and December 31, 2020, respectively, all of which was revenue for the provision of research and development services. We have two contracts with Jet Talk, both related to the development of an Aero/IFC satellite communications terminal for commercial aircraft, which under our joint venture agreement Jet Talk will have the exclusive right to commercialize and sell to the commercial aviation market.
Our customers’ continued success will depend in large part on growth within their respective markets. Demand in these markets fluctuates significantly, driven by the development of new technologies and prevailing economic conditions. Factors affecting these markets could seriously harm our customers and, as a result, harm us, including:
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the effects of catastrophic and other disruptive events at our customers’ operational sites or targeted markets including, but not limited to, natural disasters, telecommunications failures, geopolitical instability caused by international conflict, including Russia’s invasion of Ukraine in February 2022, cyber-attacks, terrorist attacks, pandemics, epidemics or other outbreaks of infectious disease, including the current COVID-19 pandemic, breaches of security or loss of critical data;

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increased costs associated with potential disruptions to our or our customers’ supply chain and other manufacturing and production operations;

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the deterioration of our customers’ financial condition;

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delays and project cancellations as a result of design flaws in the chips and communications systems developed by us or our customers;

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the inability of our customers to dedicate the resources necessary to promote and commercialize their products;

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the inability of our customers to adapt to changing technological demands resulting in their products becoming obsolete; and

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the failure of our satellite communications systems or our customers’ products to achieve market success and gain market acceptance.

Any slowdown or a disruption in the growth of these markets could adversely affect our financial condition and results of operations.
The success of our business is highly dependent on our ability to effectively market and sell our technologies and to convert contracted revenues and our pipeline of potential contracts into actual revenues, which can be a costly process.
To date, we have relied heavily on equity and debt financing to fund our business and operations, and we are currently generating revenue from a limited number of customer contracts. See “Risk Factors — We generate a significant percentage of our sales from certain key customers and the loss of one or more of our key customers could negatively affect our business and operating results.” Our success will be highly dependent on our ability to retain and expand our business with existing customers and convert our pipeline of potential contracts into revenues. If we fail to sign contracts with at least some of the customers envisaged in our pipeline, particularly with large customers over the next years when any large contract would significantly impact our revenues and financial results, and grow sufficient business volume with such customers, our business, financial condition and results of operations will be materially and adversely affected.

Our ability to establish and expand our customer relationships is subject to several factors, including, among other things, our ability to overcome customer concerns relating to our lack of experience or track record in providing chips and satellite communications systems to customers in the same industry, competition from more experienced service providers, and our customers’ level of satisfaction with our technology, chips, satellite communications systems and services.
If our satellite communications systems or chips fail to perform as expected or their commercial availability or production is significantly delayed as compared to the timelines we establish with our customers, our business, financial condition and results of operations may be harmed.
It is difficult to predict our future revenues and appropriately budget for our expenses, and we have no control over, and may have limited insight into, certain trends that may emerge and affect our business. The projected financial information appearing elsewhere in this proxy statement/prospectus was prepared by our management in connection with the Business Combination and reflects current estimates of future performance. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results, prospects and financial position could be materially and adversely affected.
We may not be able to continue to develop our technology or develop new technologies for our existing and new satellite communications systems.
The satellite communications industry is subject to rapid technological changes, new and enhanced product introductions, product obsolescence and changes in user requirements. Our ability to compete successfully in the satellite communications market depends on our ability to successfully enhance our existing technology and develop new chips and satellite communications systems that are responsive to the latest technological advances. Our ability to continue to enhance our existing technology, or develop new technology that is responsive to changing technological requirements and suitable for the needs of market participants, depends on a number of factors, including the following:
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our ability to anticipate the needs of the market for new generations of satellite communications digital chip technology;

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our ability to continue funding and to maintain our current research and development activities, particularly the development of enhancements to our chips and systems;

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our ability to successfully integrate our advanced technologies and system design architectures into satellite communications systems that are compatible with our customers’ infrastructure;

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our ability to develop and introduce timely and on-budget new satellite communications systems that meet the market’s technological requirements;

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our ability to establish close working relationships with our customers and to have them integrate our satellite communications systems in their design of new communications systems;

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our ability to maintain intellectual properties rights, whether proprietary or third party, that are necessary to our research and development activities, such as chip development software;

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our ability to gain access to the proprietary waveforms that potential customers utilize; and

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our ability to obtain funding for continuing our technology and product development.

Some of our chips and satellite communications systems are in the development or engineering (involving the customization of a developed product to the customer’s specifications) stage with limited or no sales to date, and we cannot assure that our chips and satellite communications systems will be successful. If we are unable to design and develop new chips and satellite communications systems that are compatible with current technological needs, it could materially harm our business, financial condition and results of operations.
We will be reliant on our joint venture partner, ST Electronics (Satcom & Sensor Systems) Pte Ltd. (“STE”), for the success of Jet Talk joint venture and, therefore, our Aero/IFC terminals business.
In 2018, we established a joint venture, Jet Talk, with STE. We hold 51% of the equity in Jet Talk and our joint venture partner, STE, participates in significant financial and operational decisions, including participating in the appointment of Jet Talk’s chief executive officer and direct Jet Talk’s R&D (which is performed by us), marketing activities, and funding. We are developing our Aero/IFC satellite communications terminal for commercial aircraft under agreements with Jet Talk and, under our joint venture agreement with STE, Jet Talk will have the exclusive right to commercialize and sell our Aero-IFC terminals and related products to the commercial aviation market. We believe that the Aero/IFC sector is likely to represent a substantial portion of our future business and revenues, most of which are likely to be driven by the commercial aviation market. Accordingly, we expect to rely primarily on STE for managing Jet Talk and directing the marketing and sale of our Aero/IFC terminals. While we believe our interests are aligned with STE’s, these interests may diverge in the future, including as a result of STE pursuing a different strategy, developing its own competing product, selling or exiting its aerospace business, or other reasons outside of our control. If any of these things were to occur, we would have to replace STE as a partner or expand our own sales and marketing resources, which could increase our costs and materially adversely affect our results of operations.
Additionally, once we complete the development of and are able to commercialize our Aero/IFC satellite communications terminals, the revenues and margins attributable to such sales will not be fully reflected in our consolidated financial statements, which will instead reflect our sales of products and services to Jet Talk and our equity in Jet Talk’s net income or loss for each reporting period. This may make it more difficult for investors and analysts to analyze our business and performance trends relative to companies that consolidate their material operations. See Note 8 to SatixFy’s consolidated financial statements included elsewhere in this proxy statement/prospectus.
Deterioration of the financial condition of our customers could adversely affect our operating results.
Deterioration of the financial condition of our customers could adversely impact our collection of accounts receivable. In particular, the COVID-19 pandemic has impacted the financial performance of many of our customers, in part due to significant slowdown in commercial air traffic and reduced demand for products and services for commercial aviation markets. Collectively, our three largest customers accounted for approximately    % and 97% of our revenue for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, accounts receivable with these customers were approximately $      million. We regularly review the collectability and creditworthiness of our customers to determine an appropriate allowance for credit losses. Based on our review of our customers, we currently have only immaterial reserves for uncollectible accounts. If our uncollectible accounts, however, were to exceed our current or future allowance for credit losses, our operating results would be negatively impacted.
We operate in a highly competitive industry and may be unsuccessful in effectively competing in the future.
We operate in the highly competitive and rapidly developing industry of satellite communications, and we face intense worldwide competition in the introduction of new chips and satellite communications systems. Our customers’ selection processes are typically highly competitive, and our chips and satellite communications systems may not be included in the next generation of their products and systems.
We compete with various companies across the various satellite communications industry’s segments we serve. In addition to our direct competitors, some of our customers and suppliers also compete with us to some extent by designing and manufacturing their own satellite communications systems. We face intense competition to introduce new technologies and satellite communications systems, and to competitively price our chips and satellite communications systems. Many of our current and potential competitors have existing customer relationships, established patents and other intellectual property, greater access to capital, advanced manufacturing capabilities and substantial technological resources. We may not be able to compete successfully against current or future competitors, which would adversely affect our business, financial condition and results of operations.
Pricing at too high a level could adversely affect our ability to gain new customers and retain current customers, while increased competition could force us to lower our prices or lose market position and could adversely affect growth prospects and profitability. Relatedly, if we are unable to deliver on our contracts with our existing customers for any reason or if we fail to meet customer needs and expectations, we may lose our existing contracts or our reputation could be harmed, either of which would have a material adverse effect on our business, operations and financial condition.

If the satellite communications markets fail to grow, our business could be materially harmed.
We develop and market satellite communications systems and digital chips across the value chain for the satellite communications industry. The industry is undergoing a dramatic transformation due to lower cost solutions and miniaturization as well as introduction of new technologies and manufacturing practices. Demand for large GEO communication satellites has fallen as new satellite operators prepare to launch constellations of hundreds or thousands of smaller, lower cost LEO and MEO broadband satellites, increasing the need for chips and products that are small in size, low in weight, with low power consumption and low cost. Because the industry is constantly changing, it is difficult to predict the rate at which these markets will grow or decline.
If the markets for commercial satellite communications systems fail to grow, or if we fail to penetrate the market for LEO satellites, or if LEO satellite operators to whom we are targeting for the sale of our satellite communications systems do not successfully deploy their satellites, or fail to build their clientele in a reasonable period, our business could be materially harmed. Additionally, if we fail to penetrate the market for IFC systems, or if airline operators or service providers to whom we are targeting for the sale of our IFC systems do not select our IFC system, or decide not to pursue IFC upgrade, our business could be materially harmed. A significant decline or a delay in the growth in these two markets, could materially harm our business and impair the value of our shares.
We have incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability.
We have incurred net losses and had net cash outflows from operating activities in each year since 2012, when we commenced operations. We have invested and continue to invest significantly in our business, including in technology research and development and the recruitment of quality industry talent. As of December 31, 2021, we have invested over $180 million in research and development, a substantial portion of which has been defrayed by government and public entity grants.
We have based some of our plans, budgets and financial projections on assumptions that may prove to be wrong, and we may be required to utilize our available capital resources sooner than we expect. Changing circumstances could also cause us to consume capital faster than we currently anticipate, and we may need to spend more than currently expected. The timing of the completion of the development and engineering of our satellite communications systems that are expected to drive our future results is uncertain. The commercialization of these products may also entail unpredictable costs and is subject to significant risks, uncertainties and contingencies, many of which are beyond our control. Certain of these risks and uncertainties include, but are not limited to, changing business conditions, continued supply chain challenges, other disruptions due to the COVID-19 pandemic and governmental responses thereto, competitive pressures, regulatory developments or the cessation of public sector research and development funding, among other potential developments. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. Debt financing could contain restrictive covenants relating to financial and operational matters including restrictions on the ability to incur additional secured or unsecured indebtedness that may make it more difficult to obtain additional capital with which to pursue business opportunities. If financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or scale back our operations, which could have a material adverse impact on our business and financial prospects.
In addition, as of December 31, 2021, we had debt of $      million and our liabilities exceeded our assets by $      million. As a result of the capital and indebtedness we have raised and the cash and cash equivalents we have on hand, together with an assessment of our business plans, budgets and forecasts, our management has concluded that it is appropriate for our consolidated financial statements to be prepared on a “going concern” basis. Any failure to increase our revenue, manage the increase in our operating expenses, continue to raise capital, manage our liquidity or otherwise manage the effects of net liabilities, net losses and net cash outflows, could prevent us from continuing as a going concern or achieving or maintaining profitability.

We may not be able to generate sufficient cash to service our indebtedness.
We have a high amount of debt relative to our earnings. Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. On a pro forma basis, assuming the consummation of the Business Combination and the other Transactions (as defined below in the section of this proxy statement/prospectus titled “Unaudited Pro Form Condensed Combined Financial Information”), we would have had approximately $      million in indebtedness as of December 31, 2021 and pro forma financial expenses of $      million for the year then ended. Accordingly, we will need to generate significant cash flows from operations, or obtain new capital, in the future to meet our debt service requirements. Additionally, the 2022 Credit Agreement contains customary covenants that limit our ability to incur additional indebtedness or liens or dispose of our assets, which may impair our ability to meet our debt service requirements. The 2022 Credit Agreement also imposes a financial maintenance covenant, requiring that, for so long as we have a leverage ratio of total debt to Consolidated Adjusted EBITDA (as defined in the 2022 Credit Agreement) greater than or equal to 6.00x to 1.00x, we must maintain a minimum cash balance of $10 million plus an amount sufficient to cover our and our subsidiaries’ accounts payable that are past 60 days due, which cash is held in deposit accounts subject to a security interest in favor of the Agent for the benefit of the lenders. Moreover, if we are unable to generate sufficient cash flows it may make it more difficult for us to obtain future financing on terms that are acceptable to us, or at all.
We may need to raise additional capital to develop our technology and chips and satellite communications systems. If we fail to raise sufficient capital or are unable to do so on favorable terms, we might not be able to make the necessary investments in technology development and our operating results may be harmed.
The satellite communications industry is subject to rapid technological changes, new and enhanced product introductions, product obsolescence and changes in user requirements, and we plan to continue to make significant investments in next-generation satellite communications technologies in order meet industry developed requirements. The development of these next-generation technologies may require additional debt and/or equity financing, which could impair the value of our ordinary shares, dilute existing shareholders’ ownership interests and impose restrictions on us. In addition, we cannot be certain that we will be able to secure such financing on commercially reasonable terms or at all. Our inability to raise sufficient capital on reasonable terms may adversely affect our ability to develop new technologies and chips and satellite communications systems, which could adversely affect our business, financial condition and results of operations.
Our estimates, including market opportunity estimates and growth forecasts, are subject to inherent challenges in measurement and significant uncertainty, and real or perceived inaccuracies in those metrics and estimates may harm our reputation and negatively affect our business.
We track certain key metrics and market data, including, among others, our potential contract revenue pipeline and estimated demand for communication satellites, particularly LEO satellites, which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies or the assumptions on which we rely. Our methodologies for tracking these data may change over time, which could result in changes to our metrics, including the metrics we publicly disclose. While our key metrics and market data are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring our performance. For example, the accuracy of our projected potential contract revenue pipeline could be impacted by developments outside of our control, such as changes in customers’ plans, supply chain difficulties and the availability of alternative products. In addition, limitations with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our estimates of operating metrics and market data are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our business, financial condition, results of operations and prospects could be materially and adversely affected.
Additionally, industry data, forecasts, estimates and projections included elsewhere in this proxy statement/prospectus are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. Certain facts, forecasts and other statistics relating to the industries in which we compete have been derived from various public data sources, including third-party industry reports and analyses. Accordingly, our use of the terms referring to our markets and industries such as, satellite communications systems, chips, IFC, Communications-On-The-Move (“COTM”), and satellite-enabled Internet-of-Things (“S-IoT”) and machine-to-machine (“M2M”) markets may be subject to interpretation, and the resulting industry data, projections and estimates are inherently uncertain. You should not place undue reliance on such information. In addition, our industry data and market share data should be interpreted in light of the defined markets in which we operate. Any discrepancy in the interpretation thereof could lead to varying industry data, measurements, forecasts and estimates. For these reasons and due to the nature of market research methodologies, you should not place undue reliance on such information as a basis for making, or refraining from making, your investment decision.
Furthermore, we do not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of our future performance, revenue, financial condition or other results. None of the projections included elsewhere in this proxy statement/prospectus or forecasts included in this proxy statement/prospectus have been prepared with a view toward public disclosure (other than to certain parties involved in the Business Combination) or complying with SEC guidelines or IFRS. The projections included elsewhere in this proxy statement/prospectus are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. The projections included elsewhere in this proxy statement/prospectus also reflect numerous estimates and assumptions, including, but not limited to, general business, economic, regulatory, market and financial conditions, as well as assumptions about competition, future industry performance and matters specific to our business. Important factors that may affect actual results and results of our operations following the Business Combination, or could lead to such projections and forecasts not being achieved include, but are not limited to: competition, our ability to execute our growth strategies, regulatory factors, the impact of the ongoing COVID-19 pandemic and other factors discussed in this “Risk Factors” section.
Our results of operations may vary significantly from our expectations or guidance.
Our revenue, margins and other operating results depend on demand for our chips and satellite communications systems. A decline in demand for such products as a result of economic conditions or for other reasons could materially adversely impact our revenue and profitability. Our future operating results will depend on many factors, including the following:
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our ability to timely introduce to the market our current chips and satellite communications systems;

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our ability to develop new chips and satellite communications systems that respond to customer requirements.

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changes in cost estimates and cost overruns associate with our development projects;

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changes in demand for, and market conditions of, our chips and satellite communications systems;

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the ability of third-party foundries and other third-party suppliers to manufacture, assemble and test our chips and satellite communications systems in a timely and cost-effective manner;

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the discovery of defects or errors in our hardware or software after delivery to customers;

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our ability to achieve cost savings and improve yields and margins on our new and existing products;

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our ability to utilize our capacity efficiently or to adjust such capacity in response to customer demand;

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our ability to realize the expected benefits of any acquisitions or strategic investments;

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business, political and macroeconomic changes, including trade disputes and downturns in the semiconductor and the satellite communications industries and the overall global economy; and

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changes in consumer confidence caused by many factors, including changes in interest rates, credit markets, expectations for inflation, unemployment levels, and energy or other commodity prices.

Our future operating results could be adversely affected by one or more factors, including any of the above factors, which may also damage our reputation, reduce customer satisfaction, cause the loss of existing customers, result in a failure to attract new customers, result in a failure to achieve market acceptance for our chips and satellite communications systems, result in cancellation of orders and loss of revenues, reduce our backlog and our market share, increase our service and warranty costs, divert development resources, lead to legal actions by our customers, result in product returns or recalls and increase our insurance premiums. In addition, any prolonged adverse effect on our revenue could alter our anticipated working capital needs and interfere with our short-term and long-term business strategies.
If we are unable to manage our growth effectively, our business and financial results may be adversely affected.
To continue to grow, we must continue to expand our operational, engineering, sales and marketing efforts, accounting and financial systems, procedures, controls and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected. If we fail to adequately manage our growth effectively, improve our operational, financial and management information systems, or effectively train, motivate and manage our new and future employees, it could adversely affect our business, financial condition and results of operations.
We may not benefit from our investment in the development of new technologies and satellite communications systems.
The time from conception to launch of a new chip or a satellite communications systems may be several years, thereby delaying our ability to realize the benefits of our investments in new technologies. In addition, we may lose our investment in new chips or satellite communications systems that we develop if by the time we launch the new chips or satellite communications systems they are no longer responsive to market needs or have become obsolete due to technological changes, the introduction of new and superior technology or product or changes in customer needs. For example, the satellite communications industry and the IFC customers we serve, or may serve in the future, will likely experience increased market pressure from telecommunication-based connectivity providers as 5G broadband coverage increases. A decrease in demand for satellite communications connectivity solutions, including as a result of increased demand for 5G connectivity, would likely have an adverse effect on such IFC customers’ businesses, which may in turn have an adverse effect on our business and operations. We may also experience design, procurement and manufacturing difficulties that could delay or prevent us from successfully launching new chips and satellite communications systems. Any delays could result in increased costs of development, reducing the benefits from the launch of new chips or satellite communications systems. If we are not able to benefit from our investments in new technologies and satellite communications systems, or if we experience delays or other difficulties, our business, financial condition and results of operations could be adversely affected.
We developed our chip set with the help of substantial grants from the European Space Agency (“ESA”), sponsored by the U.K. Space Agency (“UKSA”), through ESA’s Advanced Research in Telecommunication Systems (ARTES) program, which have amounted to over $70 million through December 31, 2021. In connection with the ESA grants, which are intended to fund 50%-75% of the cost of development and manufacturing of the integrated chip sets and the communications systems, our agreement stipulates that the resulting intellectual property will be available to ESA on a free, worldwide license for its own programs. In addition, ESA can require us to license the intellectual property to certain bodies that are part of specified ESA programs, for ESA’s own requirements on acceptable commercial terms, and can also require us to license the intellectual property to any other third party for purposes other than ESA’s requirements, subject to our approval that such other purposes do not contradict our commercial interests. Although ESA has not yet indicated an intention to exercise its right to require us to license our intellectual property to other parties, it may do so in the future, which may require us to agree to contractual terms that are less favorable than what we may otherwise agree to in other customer contracts.
We may not be able to comply with our contracts with customers, and non-compliance may harm our operations and expose us to potential third-party claims for damages.
A significant portion of our revenue is derived from commercial contracts with customers for the development and delivery of satellite communications systems. These contracts typically contain strict performance requirements and project milestones. We may not be able to comply with these performance requirements or meet these project milestones in the future. If we are unable to comply with these performance requirements or meet these milestones, our customers may terminate these contracts and, under some circumstances, recover damages or other penalties from us. Any termination of these contracts could materially reduce our revenues and adversely affect our business, financial condition and results of operations.
Loss of key employees and the inability to continuously recruit and retain qualified employees could hurt our competitive position.
We depend on a limited number of key technical, marketing and management personnel to manage and operate our business. In particular, we believe our success depends to a significant degree on our ability to attract and retain highly skilled engineers to facilitate the enhancement of our existing technologies and the development of new chips and satellite communications systems.
In order to compete effectively, we must:
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hire and retain qualified professionals;

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continue to develop leaders for key business units and functions; and

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train and motivate our employee base.

The competition for qualified personnel is intense, and the number of candidates with relevant experience, particularly in radio-frequency device and satellite communications systems development and engineering, integrated circuit and technical pre and post-sale support, is limited. Changes in employment-related laws and regulations may also result in increased operating costs and less flexibility in how we meet our changing workforce needs. We cannot assure that we will be able to attract and retain skilled personnel in the future, which could harm our business and our results of operations.
Due to intense competition for highly skilled personnel in Israel, we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.
Our principal research and development activities are conducted from our office in Israel and we face significant competition for suitably skilled software engineers, electrical engineers working in digital signal processing and developers in this region. The Israeli high-tech industry has experienced significant economic growth, with 72 initial public offerings and special purpose acquisition company (“SPAC”) transactions in 2021, amounting to a value of approximately $71 billion, as reported on December 15, 2021 by PwC Israel in its annual tech exits report, up significantly from 19 offerings in 2020 at a total value of $9.3 billion. This accelerated economic growth of Israeli tech companies led to a sudden surplus of job opportunities and intense competition between Israeli-based employers to attract locally qualified employees. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled personnel. As of January 2022 and despite concerted efforts by Israeli companies to recruit qualified talent, there were a reported 21,000 open positions in the Israeli high-tech industry, according to a survey published by Ethosia. Many of the companies with whom we compete for experienced personnel have greater resources than we do and we may not succeed in recruiting additional experienced or professional personnel, retaining current personnel or effectively replacing current personnel who may depart with qualified or effective successors.
Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. There can be no assurance that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.
We are dependent on our senior management and other key personnel for the success of our business.
We depend on the services of our senior management team and other key personnel. The loss of the services of any member of senior management or a key employee could have an adverse effect on our business.

We may not be able to locate, attract or employ on acceptable terms qualified replacements for senior management or other key employees if their services are no longer available.
Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation is a critical factor in our relationships with customers, employees, governments, suppliers and other stakeholders. Incidents involving product quality, security, or safety issues, allegations of unethical behavior or misconduct or legal noncompliance, internal control failures, data or privacy breaches, workplace safety incidents, environmental incidents, the use of our chips or satellite communications systems for illegal or objectionable applications, negative media reports, the conduct of our suppliers or representatives, and other issues or incidents that, whether actual or perceived, may result in adverse publicity and harm to our reputation. In addition, if we fail to respond quickly and effectively to address such incidents, the ensuing negative public reaction could harm our reputation and lead to litigation or subject us to regulatory actions or restrictions. Damage to our reputation could harm customer relations, reduce demand for our chips or satellite communications systems, reduce investor confidence in us, and may also damage our ability to compete for highly skilled employees. Repairing our reputation may be difficult, time-consuming and expensive.
Our customers’ satellite communications projects incorporate components supplied by multiple third parties, and a supply shortage or delay in delivery of these components could delay orders for our systems by our customers.
Our customers purchase components or services used in the manufacture of their satellite communications projects from various sources of supply, often involving several specialized components or service providers. Any supply shortage or delay in delivery by third-party component suppliers, or a third-party supplier or service provider’s cessation or shut down of its business, may prevent or delay production of our customers’ systems or products. As a result of delays in delivery or supply shortages of third-party components or services, orders for our chips or satellite communications systems may be delayed or canceled and our business may be harmed. In addition, the semiconductor industry is currently experiencing a shortage on manufacturing capacity due to unprecedented levels of demand, which has impacted, and may continue to impact, our customers’ ability to build their products and negatively impact our customers’ demand for our solutions.
We rely on a third-party vendor to supply chip development software to us for the development of our new chips and satellite communications systems, and we may be unable to obtain the tools necessary to develop or enhance new or existing chips or satellite communications products.
We rely on third-party chip development software (i.e., EDA tools) to assist us in the design, simulation and verification of new chips or chip enhancements. To bring new chips or chip enhancements to market in a timely manner, or at all, we need development software that is sophisticated enough or technologically advanced enough to complete our design, simulations and verifications.
Because of the importance of chip development software to the development and enhancement of our chips and satellite communications systems, our relationships with leaders in the computer-aided design industry, such as Cadence Design Systems, Inc. and Siemens, are critical to us. If these relationships are not successful, we may be unable to develop new chips or satellite communications systems, or enhancements to these products, in a timely manner, which could result in a loss of market share, a decrease in revenue or negatively impact our operating results.
Any disruption to the operations of our third-party contractors and their suppliers could cause significant delays in the production or delivery of our chips and satellite communications systems.
Our operations could be harmed if manufacturing, logistics or other operations of our third-party contractors or their suppliers are disrupted for any reason, including natural disasters, severe storms, other negative impacts from climate change, information technology system failures or other cyber event, geopolitical instability, military actions or environmental, public health or regulatory issues. The majority of our chips and satellite communications systems are manufactured by or use components from third-party contractors located in Europe and Far East. Any disruption resulting from such events in the regions in which our suppliers operate could cause significant delays in the production or shipment of our chips or satellite communications systems until we are able to shift our manufacturing, from the affected contractor to another third-party vendor. We may not be able to obtain alternate capacity on favorable terms, or at all which could adversely affect our financial condition and results of operations.
We may in the future invest significant resources in developing new products or service offerings and exploring the application of our proprietary technologies for other uses and those opportunities may never materialize.
While our primary focus for the foreseeable future will be on acquiring customers, commercializing our satellite communications systems and developing our proprietary chip technologies for application in satellite communications systems, we may also invest significant resources in the future in developing new technologies, products and offerings. However, we may not realize the expected benefits of these investments. Such technologies, services, products and offerings are unproven and may never materialize or be commercialized in a way that would allow us to generate material revenues from them. If such technologies, products and offerings become viable in the future, we may be subject to competition from our competitors, some of which may have substantially greater monetary and knowledge resources than we have and expect to have in the future to devote to the development of these technologies.
New research and development initiatives may also have a high degree of risk and involve unproven business strategies and technologies with which we have limited experience. They may involve claims and liabilities, expenses, regulatory challenges and other risks that we may not be able to anticipate. There can be no assurance that such initiatives will yield technologies or products for which there is customer demand or that any such demand will be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. Further, any such research and development efforts could distract management from our then current operations, and would divert capital and other resources from our more established technologies and products. Even if we were to be successful in developing new technologies, products or offerings, regulatory authorities may subject us to new rules or restrictions in response to our innovations that may increase our expenses or prevent us from successfully commercializing such new technologies, products or offerings.
We are subject to warranty claims, product recalls and product liability claims and may be adversely affected by unfavorable court decisions or legal settlements.
From time to time, we may be subject to warranty or product liability claims as a result of defects in our chips or satellite communications systems that could lead to significant expense.
If we or one of our customers recalls any of our chips or satellite communications systems or a customer recalls any of its products containing one of our chips, we may incur significant costs and expenses, including replacement costs, direct and indirect product recall-related costs, diversion of technical and other resources and reputational harm. Our customer contracts typically contain warranty and indemnification provisions, and in certain cases may also contain liquidated damages provisions related to product delivery obligations. The potential liabilities associated with such provisions are significant, and in some cases, including in agreements with some of our largest customers, are potentially unlimited. Any such liabilities may greatly exceed any revenue we receive from the sale of the relevant products. Costs, payments or damages incurred or paid by us in connection with warranty and product liability claims and product recalls could materially and adversely affect our financial condition and results of operations.
We are subject to risks from our international operations.
We operate globally with several operational centers in Israel, the United Kingdom, the U.S. and Bulgaria, and have customers, potential customers and suppliers across different regions of the world. We are also developing our business across several international markets, where each country in which our customers plan to launch their projects has different infrastructure, regulations, systems and customer expectations, all of which requires more investment by us than if we only operated in one country. As a result, we are subject to regulatory, geopolitical and other risks associated with doing business internationally, including:
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global and local economic, social and political conditions and uncertainty;

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currency controls and fluctuations;

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formal or informal imposition of export, import or doing-business regulations, including trade sanctions, tariffs and other related restrictions;

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compliance with laws and regulations that differ among jurisdictions, including those covering taxes, intellectual property ownership and infringement, export control regulations, anti-corruption and anti-bribery, antitrust and competition, data privacy, and environment, health, and safely;

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labor market conditions and workers’ rights affecting our operations; and

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occurrences of geopolitical crises such as terrorist activity, armed conflict, civil or military unrest or political instability, which may disrupt our operations — for example, the armed conflict between Russia and Ukraine could lead to regional and/or global instability, as well as adversely affect supply chains as well as commodity and other financial markets or economic conditions. The U.S., EU, the United Kingdom, Switzerland and other countries have imposed, and may further impose, financial and economic sanctions and export controls targeting certain Russian entities and/or individuals, and we, or our customers, may face restrictions on engaging with certain businesses due to any current or impending sanctions and laws, which could adversely affect our business.

These and other factors could harm our operations and materially impact our business, results of operations and financial condition.
Risks Related to Litigation, Laws and Regulation and Governmental Matters
Our business is subject to a wide range of laws and regulations, many of which are continuously evolving, and failure to comply with such laws and regulations could harm our business, financial condition and operating results.
We are subject to environmental, labor, health, safety and other laws and regulations in Israel, the United Kingdom, the United States and other jurisdictions in which we operate or sell our chips and satellite communications systems. We are also required to obtain authorizations or licenses from governmental authorities for certain of our operations, including with respect to regulatory approval of our Aero products for installation on commercial aircraft, and have to protect our intellectual property worldwide. In the jurisdictions where we operate, we need to comply with differing standards and varying practices of regulatory, tax, judicial and administrative bodies.
Our business environment is also subject to many business uncertainties, resulting from the following international risks:
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negative economic developments in economies around the world and the instability of governments;

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social and political instability in the countries in which we operate;

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pandemics or national and international environmental, nuclear or other disasters, which may adversely affect our workforce, as well as our local suppliers and customers;

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adverse changes in governmental policies, especially those affecting trade and investment;

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foreign currency exchange, in particular with respect to the U.S. dollar, the Euro, the British pound sterling, the Israeli Shekel, and transfer restrictions, in particular in Russia and China; and

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threats that our operations or property could be subject to nationalization and expropriation.

No assurance can be given that we have been or will be at all times in complete compliance with the laws and regulations to which we are subject or that we have obtained or will obtain the permits and other authorizations or licenses that we need. If we violate or fail to comply with laws, regulations, permits and other authorizations or licenses, we could be fined or otherwise sanctioned by regulators. In addition, if any of the international business risks materialize or become worse, they could also have a material adverse effect on our business, financial condition and results of operations.

Changes in government trade policies, including the imposition of export restrictions, could limit our ability to sell our chips and satellite communications systems to certain customers, which may materially and adversely affect our sales and results of operations.
We are subject to United Kingdom, Israeli and, to a certain extent, the US export control and economic sanctions laws, which prohibit the shipment of certain products to embargoed or sanctioned countries and regions, governments and persons. In addition, we incorporate encryption capabilities into certain of our products, and these products are subject to Israel export control requirements that control the use, import and export of encryption technology.
Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations.
The loss of customers or the imposition of restrictions on our ability to sell products to customers as a result of export restrictions or other regulatory actions could materially adversely affect our sales, business and results of operations.
We have received grants from the Israeli Innovation Authority government that require us to meet several specified conditions and may restrict our ability to manufacture some product candidates and transfer relevant know-how outside of Israel.
We have received grants from the government of Israel through the National Authority for Technological Innovation (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry) (the “Israel Innovation Authority” or “IIA”) under several research and development programs funded by the IIA (the “Approved Programs”), in an aggregate amount of $6.1 million for the financing of our research and development expenditures in Israel. These IIA grants are comprised of $3.3 million royalty-bearing grants which are related to certain elements of the SX-3000 chip, which currently forms a nominal part of our activities, and $2.8 million of non-royalty-bearing grants which are related to several consortium programs (with participation of academic institutions and the industry) for the developing of related ASIC manufacturing technologies. We are required to pay the IIA royalties from the revenues generated from the sale of products (and related services) or services using the IIA royalty-bearing grants we received under certain Approved Programs at rates which are determined under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, and related rules, guidelines and regulations (the “Innovation Law”), up to the aggregate amount of the total grants received by the IIA, plus annual interest at an annual rate based on the 12-month LIBOR. In this regard, the United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced that it will no longer persuade or require banks to submit rates for LIBOR after January 1, 2022. To date, the IIA has not issued any clarification regarding an alternative interest to be used instead of the LIBOR. Accordingly, there is an uncertainty regarding the interest accrued to the IIA grants.
As we received grants from the IIA, we are subject to certain restrictions under the Innovation Law. These restrictions may impair our ability to perform or outsource manufacturing activities outside of Israel, grant licenses for R&D purposes or otherwise transfer outside of Israel, in each case, without the approval of the IIA, the intellectual property and other know-how resulting, directly or indirectly, in whole or in part, in accordance with or as a result of, research and development activities made according to the Approved Programs, as well as any rights associated with such know-how (including later developments which derive from, are based on, or constitute improvements or modifications of, such know-how) (the “IIA Funded Know-How”). We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of IIA Funded Know-How pursuant to a merger or similar transaction, or in the event we undertake a transaction involving the licensing of IIA Funded Know-How for R&D purposes to a non-Israeli entity, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the IIA. Any approval with respect to such transactions, if given, will generally be subject to additional financial obligations, calculated according to formulas provided under the IIA’s rules and guidelines.

Failure to comply with the requirements under the Innovation Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.
The restrictions under the Innovation Law generally continue to apply even after payment of the full amount of royalties payable pursuant to the grants. In addition, the government of the State of Israel may from time to time audit sales of products which it claims incorporate IIA Funded Know-How and this may lead to additional royalties being payable on additional product candidates, and may subject such products to the restrictions and obligations specified hereunder.
See “Business — Grants from the Israel Innovation Authority” for additional information.
The United Kingdom’s decision to exit from the European Union (the “EU”) has had, and may continue to have, uncertain effects on our business.
On December 31, 2020 the transition period following the United Kingdom’s departure from the EU (“Brexit”) ended. On December 24, 2020, the United Kingdom and the EU agreed to a trade and cooperation agreement (the “Trade and Cooperation Agreement”), in relation to the United Kingdom’s withdrawal from the EU which will enter into force on the first day of the month following that in which the United Kingdom and the EU have notified each other that they have completed their respective internal requirements and procedures for establishing their consent to be bound. The Trade and Cooperation Agreement took full effect on February 28, 2021 and provided for, among other things, zero-rate tariffs and zero quotas on the movement of goods between the United Kingdom and the EU.
We have significant operations in the United Kingdom and Bulgaria and cannot predict whether or not the United Kingdom will significantly alter its current laws and regulations in respect of the satellite communications and semiconductor industry and, if so, what impact any such alteration would have on us or our business. Moreover, we cannot predict the impact that Brexit will have on (i) the marketing of our chips or satellite communications systems or (ii) the process to obtain regulatory approval in the United Kingdom for our business, chips or satellite communications systems. As a result of Brexit, we may experience adverse impacts on customer demand and profitability in the United Kingdom and other markets. Depending on the terms of Brexit and any subsequent trade agreement, the United Kingdom could also lose access to the single EU market, or specific countries in the EU, resulting in a negative impact on the general and economic conditions in the United Kingdom and the EU. Changes may occur in regulations that we are required to comply with as well as amendments to treaties governing tax, duties, tariffs, etc. which could adversely impact our operations and require us to modify our financial and supply arrangements. For example, the imposition of any import restrictions and duties levied on our chips and satellite communications systems may make our chips and satellite communications systems more expensive and less competitive from a pricing perspective. To avoid such impacts, we may have to restructure or relocate some of our operations which would be costly and negatively impact our profitability and cash flow.
Additionally, political instability in the EU as a result of Brexit may result in a material negative effect on credit markets, currency exchange rates and foreign direct investments and any subsequent trade agreement in the EU and UK. This deterioration in economic conditions could result in increased unemployment rates, increased short- and long-term interest rates, adverse movements in exchange rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes.
Furthermore, as a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership with the EU. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the EU would have and how such withdrawal would affect us, and the full extent to which our business could be adversely affected.
Risks Related to Intellectual Property, Information Technology, Data Privacy and Cybersecurity
We rely on our intellectual property and proprietary rights and may be unable to adequately obtain, maintain, enforce, defend or protect our intellectual property and proprietary rights, including against unauthorized use by third parties.
We rely on a combination of patent, trademark, copyright and trade secret laws, as well as contractual rights and confidentiality procedures to protect our intellectual property and proprietary rights. We seek to maintain the confidentiality of our trade secrets and confidential information through nondisclosure policies, the use of appropriate confidentiality agreements and other security measures.
We have registered a number of patents worldwide and have a number of patent applications pending determination, including provisional patent applications for which we are considering whether to file a non-provisional patent application. We cannot be certain that patents will be issued from any of our pending patent applications or that patents will be issued in all countries where our systems may be sold. Further, we cannot be certain that any claims allowed from pending applications will be of sufficient scope or strength to provide meaningful protection against our competitors in any particular jurisdiction. Our competitors may also be able to design around our patents. Additionally, we have not applied for patents with respect to certain of our products, and cannot ensure that any patent applications for such products will be made by us or that, if they are made, they will be granted. There can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to our systems and compete with our business or that unauthorized parties may attempt to copy aspects of our systems and use information that we consider proprietary. In addition, our patents and other intellectual property rights can be challenged, narrowed or rendered invalid or unenforceable, including through interference proceedings, reexamination proceedings, post-grant review, inter partes review and derivation proceedings before the United States Patent and Trademark Office and similar proceedings in foreign jurisdictions, such as oppositions before the European Patent Office. Any of the foregoing could potentially result in the loss of some of our competitive advantage and a decrease in revenue which would adversely affect our business, prospects, financial condition and operating results.
Additionally, we have not registered the right to use the SatixFy trademark, and cannot ensure that any such trademark registrations for the SatixFy name will be made by us or that, if they are made, they will be granted. Unregistered, or common law, trademarks may be more difficult to enforce than registered trademarks in the United States because they are not entitled to, among other things, a presumption of ownership and exclusive rights on a nationwide basis, and certain statutory remedies (including the right to record the trademarks with the U.S. Customs and Border Patrol to block importation of infringing goods from overseas). Moreover, there are jurisdictions that do not recognize unregistered trademark rights, and third parties in these jurisdictions may register trademarks similar or identical to our own and sue us to preclude our use of the SatixFy name. The rights of a common law trademark are also limited to the geographic area in which the trademark is actually used. Even where we have effectively secured statutory protection for our use of the SatixFy name, our competitors and other third parties may infringe, misappropriate or otherwise violate our intellectual property, and in the course of litigation, such competitors and other third parties may attempt to challenge the breadth of our ability to prevent others from using similar trademarks. If such challenges were to be successful, less ability to prevent others from using similar trademarks may ultimately result in a reduced distinctiveness of our brand.
We may, over time, strategically increase our intellectual property investment through additional patent, trademark, copyright and other intellectual property filings, which could be expensive and time-consuming and are not guaranteed to result in the issuance of registrations. Even if we are successful in obtaining a particular patent, trademark or copyright registration, it is expensive to enforce our rights, including through maintenance costs, monitoring, sending demand letters, initiating administrative proceedings and filing lawsuits. In addition to registering material and eligible intellectual property, we rely to a degree on contractual restrictions to prevent others from exploiting our intellectual property rights. However, the enforceability of these provisions is subject to various state and federal laws, and is therefore uncertain.
Our reliance on unpatented proprietary information, such as trade secrets and confidential information, depends in part on agreements we have in place with employees, independent contractors and other third parties that allocate ownership of intellectual property and place restrictions on the use and disclosure of this intellectual property and confidential information. These agreements may be insufficient or may be breached, in either case potentially resulting in the unauthorized use or disclosure of our trade secrets and other intellectual property and confidential information, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property, and we cannot be certain that we will have adequate remedies for any breach. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or other intellectual property or confidential information or otherwise developed intellectual property for us. Individuals and entities not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Additionally, to the extent that our employees, independent contractors, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.
In addition, the laws of some countries in which our systems are developed, manufactured or sold may not adequately protect our systems or intellectual property or proprietary rights. Furthermore, recent changes to U.S. intellectual property laws may jeopardize the enforceability and validity of our intellectual property portfolio. This increases the possibility of infringement, misappropriation or other violations of our intellectual property and proprietary rights in our technology and systems. Although we intend to vigorously defend our intellectual property and proprietary rights, we may not be able to prevent the infringement, misappropriation or other violation of our intellectual property and proprietary rights in our technology and systems. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. Any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Additionally, our competitors may be able to independently develop non-infringing technologies that are substantially equivalent or superior to ours.
We have in the past, and may in the future, engage in legal action to enforce, defend or protect our intellectual property and proprietary rights. Our efforts to enforce our intellectual property rights in this manner may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Generally, intellectual property litigation is both expensive, time-consuming and unpredictable. Our involvement in intellectual property litigation could divert the attention of our management and technical personnel, expose us to significant liability and have a material, adverse effect on our business.
We may be subject to claims of infringement, misappropriation or other violations of third-party intellectual property or proprietary rights.
The industries in which we compete are characterized by rapidly changing technologies, a large number of patents, and claims and related litigation regarding patent and other intellectual property rights. Third parties have in the past, and may in the future, assert claims that our systems infringed, misappropriated or otherwise violated their patent or other intellectual property or proprietary rights. This risk has been amplified by the increase in “non-practicing entities” or patent holding companies that seek to monetize patents they have purchased or otherwise obtained and whose sole or primary business is to assert such claims. Such assertions could lead to expensive, time-consuming and unpredictable litigation, diverting the attention of management and technical personnel. Even if we believe that intellectual property related-claims are without merit, litigation may be necessary to determine the scope and validity of intellectual property or proprietary rights of others or to protect or enforce our intellectual property rights. An unsuccessful result in any such litigation could have adverse effects on our business, which may include substantial damages, exclusion orders, royalty payments to third parties, injunctions requiring us to, among other things, stop using our intellectual property or rebrand or redesign our systems, stop providing our systems, and indemnification obligations that we have with certain parties with whom we have commercial relationships. Moreover, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a third-party’s patent. In addition, if one of our customers or another supplier to one of our customers are alleged or found to be infringing, misappropriating or otherwise violating any third-party intellectual property or proprietary rights, such finding could expose us to legal claims and otherwise adversely affect the demand for our systems.
We rely on the availability of third-party licenses of intellectual property, and if we fail to comply with our obligations under such agreements or are unable to extend our existing third-party licenses or enter into new third-party licenses on reasonable terms or at all, it could have a material adverse effect on our business, operating results and financial condition.
Many of our systems are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various elements of the technology used to develop these systems or our future systems. While we believe, based upon past experience and standard industry practice, that such licenses generally could be obtained on commercially reasonable terms, we cannot assure that our existing or future third-party licenses will be available to us on commercially reasonable terms, if at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, in return for the use of a third party’s intellectual property, we may agree to pay the licensor royalties based on sales of our systems. Royalties are a component of cost of systems and affect the margins on our systems.
Further, if we fail to comply with any of our obligations under such agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our systems or inhibit our ability to commercialize future systems. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed intellectual property rights against infringing third parties, if the licensed software or other intellectual property rights are found to be infringing third-party rights, or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property, or increase what we believe to be our financial or other obligations under the relevant agreement. Additionally, third parties from whom we currently license intellectual property rights and technology could refuse to renew our agreements upon their expiration or could impose additional terms and fees that we otherwise would not deem acceptable requiring us to obtain the intellectual property from another third party, if any is available, or to pay increased licensing fees or be subject to additional restrictions on our use of such third party intellectual property. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing our systems. Our inability to maintain or obtain any third-party license required to sell or develop our systems and product enhancements, or the need to engage in litigation regarding our third-party licenses, could have a material adverse effect on our business, operating results and financial condition.
We use open source software in our systems, which could negatively affect our ability to offer our systems and subject us to litigation and other actions.
We rely on some open source in the development of our chips for the purpose of activating and operating the chips, and may continue to rely on similar licenses. Third parties may assert a copyright claim against us regarding our use of such software or libraries, including asserting its ownership of, or demanding release of, the open source software or derivative works that we have developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. We may also be forced to purchase a costly license or cease offering the implicated systems unless and until we can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and we may not be able to complete the re-engineering process successfully. Like any other intellectual property claim or litigation, such claims could lead to the adverse results listed above. However, the terms of many open source licenses have not been interpreted by the courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our systems. In addition, some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. As a result, use of such software or libraries by us may also force us to provide third parties, at no cost, the source code to our systems. Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. While we monitor our use of open source software and do not believe that our use of such software would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Any of these risks could be difficult to eliminate or manage and may decrease revenue and lessen any competitive advantage we have due to the secrecy of its source code.
We may be obligated to disclose our proprietary source code to certain of our customers, which may limit our ability to protect our intellectual property and proprietary rights.
In limited circumstances, our customer agreements may contain provisions permitting the customer to become a party to, or a beneficiary of, a source code escrow agreement under which we place the proprietary source code for certain of our systems in escrow with a third party. Under these source code escrow agreements, our source code may be released to the customer upon the occurrence of specified events, such as in situations of our bankruptcy or insolvency. Disclosing the content of our source code may limit the intellectual property protection we can obtain or maintain for our source code or our systems containing that source code and may facilitate intellectual property infringement, misappropriation or other violation claims against us. Following any such release, we cannot be certain that customers will comply with the restrictions on their use of the source code and we may be unable to monitor and prevent unauthorized disclosure of such source code by customers. Any increase in the number of people familiar with our source code as a result of any such release also may increase the risk of a successful hacking attempt. Any of these circumstances could result in a material adverse effect on our business, financial condition and results of operations.
Defects, errors or other performance problems in our software or hardware, or the third-party software or hardware on which we rely, could harm our reputation, result in significant costs to us, impair our ability to sell our systems and subject us to substantial liability.
Our software and hardware, and those of third parties on which we rely, is complex and may contain defects or errors when implemented or when new functionality is released, as we may modify, enhance, upgrade and implement new systems, procedures and controls to reflect changes in our business, technological advancements and changing industry trends. Despite our testing, from time to time we have discovered and may in the future discover defects or errors in our software and hardware. Any performance problems or defects in our software or hardware, or those of third parties on which we rely, could materially and adversely affect our business, financial condition and results of operations. Defects, errors or other similar performance problems or disruptions, whether in connection with day-to-day operations or otherwise, could be costly for us, damage our customers’ businesses, harm our reputation and result in reduced sales or a loss of, or delay in, the market acceptance of our systems. In addition, if we have any such errors, defects or other performance problems, our clients could seek to terminate their contracts, delay or withhold payment or make claims against us. Any of these actions could result in liability, lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation or adverse publicity, which could materially and adversely affect our business, financial condition and results of operations.
Cybersecurity breaches, attacks and other similar incidents, as well as other disruptions, could compromise our confidential and proprietary information, including personal information, and expose us to liability and regulatory fines, increase our expenses, or result in legal or regulatory proceedings, which would cause our business and reputation to suffer.
We rely on trade secrets, technical know-how and other unpatented confidential and proprietary information relating to our product development and production activities to provide us with competitive advantages. We also collect, maintain and otherwise process certain sensitive and other personal information regarding our employees, as well as contact information of our customers and service providers, in the ordinary course of business. One of the ways we protect this information is by entering into confidentiality agreements with our employees, consultants, customers, suppliers, strategic partners and other third parties with which we do business. We also design our computer networks and implement various procedures to restrict unauthorized access to dissemination of our confidential and proprietary information.
We, and our service providers which may have access to any such information, face various internal and external cybersecurity threats and risks. For example, current, departing or former employees or other individuals or third parties with which we do business could attempt to improperly use or access our computer systems and networks, or those of our service providers, to copy, obtain or misappropriate our confidential or proprietary information, including personal information, or otherwise interrupt our business. Additionally, like others, we and our service providers are subject to significant system or network or computer system disruptions from numerous causes, including cybersecurity breaches, attacks or other similar incidents, facility access issues, new system implementations, human error, fraud, energy blackouts, theft, fire, power loss, telecommunications failure or a similar catastrophic event. Moreover, computer viruses, worms, malware, ransomware, phishing, spoofing, malicious or destructive code, social engineering, denial-of-service attacks, and other cyber-attacks have become more prevalent and sophisticated in recent years. Attacks of this nature may be conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation states, nation state-supported actors, and others. We have been subject to attempted cyberattacks in the past, including attempted phishing attacks, and may continue to be subject to such attacks in the future. While we defend against these threats and risks on a daily basis, we do not believe that any such incidents to date have caused us any material damage. Because the techniques used by computer hackers and others to access or sabotage networks and computer systems constantly evolve and generally are not recognized until launched against a target, we and our service providers may be unable to anticipate, detect, react to, counter or ameliorate all of these techniques or remediate any incident as a result therefrom. Further, the COVID-19 pandemic has increased cybersecurity risk due to increased online and remote activity. As a result, our and our customers’ and employees’ confidential and proprietary information, including personal information, may be subject to unauthorized release, accessing, gathering, monitoring, loss, destruction, modification, acquisition, transfer, use or other processing, and the impact of any future incident cannot be predicted. While we generally perform cybersecurity diligence on our key service providers, because we do not control our service providers and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for cybersecurity breaches, attacks or other similar incidents attributed to our service providers as they relate to the information we share with them.
We routinely implement improvements to our network security safeguards and we are devoting increasing resources designed to protect the security of our information technology systems. We cannot, however, assure that such safeguards or system improvements will be sufficient to prevent or limit a cybersecurity breach, attack or other similar incident or network or computer system disruption, or the damage resulting therefrom. We may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate or remediate any cybersecurity vulnerabilities, breaches, attacks or other similar incidents. Any cybersecurity incident, attack or other similar incident, or our failure to make adequate or timely disclosures to the public, regulators, or law enforcement agencies following any such event, could harm our competitive position, result in violations of applicable data privacy or cybersecurity laws or regulations, result in a loss of customer confidence in the adequacy of our threat mitigation and detection processes and procedures, cause us to incur significant costs to remedy the damages caused by the incident or defend legal claims, subject us to additional regulatory scrutiny, expose us to civil litigation, fines, damages or injunctions, cause disruption to our business activities, divert management attention and other resources or otherwise adversely affect our internal operations and reputation or degrade our financial results.
The costs related to cybersecurity breaches, attacks or other similar incidents or network or computer system disruptions typically would not be fully insured or indemnified by others. We cannot ensure that any limitations of liability provisions in our agreements with customers, service providers and other third parties with which we do business would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a cybersecurity breach, attack or other similar incident. We do not currently maintain cybersecurity insurance, and therefore the successful assertion of one or more large claims against us in connection with a cybersecurity breach, attack or other similar incident could adversely affect our business and financial condition.
We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which can increase the cost of doing business, compliance risks and potential liability.
In the ordinary course of our business, we collect, use, transfer, store, maintain and otherwise process certain sensitive and other personal information regarding our employees, and contact information of our customers and service providers, that is subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity. Ensuring that our collection, use, transfer, storage, maintenance and other processing of personal information complies with applicable laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity in relevant jurisdictions can increase operating costs, impact the development of new systems, and reduce operational efficiency. Global legislation, enforcement, and policy activity in this area is rapidly expanding and creating a complex regulatory compliance environment. Any actual or perceived mishandling or misuse of the personal information by us or a third party with which we are affiliated, including payrolls providers and other service providers that have access to sensitive and other personal information, could result in litigation, regulatory fines, penalties or other sanctions, damage to our reputation, disruption of our business activities, and significantly increased business and cybersecurity costs or costs related to defending legal claims.
Internationally, many jurisdictions have established data privacy and cybersecurity legal frameworks with which we may need to comply. For example, the EU has adopted the General Data Protection Regulation (“GDPR”), which requires covered businesses to comply with rules regarding the processing of personal data, including its use, protection and the ability of persons whose personal data is processed to access, to correct or delete personal data about themselves. Failure to meet GDPR requirements could result in penalties of up to 4% of annual worldwide turnover or EUR 20 million (UK£17.5 million) (whichever is the greater). Additionally, the U.K. General Data Protection Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law) went into effect following Brexit. While the GDPR and the U.K. GDPR are substantially the same, going forward there is increasing risk for divergence in application, interpretation and enforcement of the data privacy and cybersecurity laws and regulations as between the EU and the United Kingdom, which may result in greater operational burdens, costs and compliance risks. Additionally, the GDPR and the U.K. GDPR include certain limitations and stringent obligations with respect to the transfer of personal data from the EU and the United Kingdom to third countries (including the United States), and the mechanisms to comply with such obligations are also in considerable flux and may lead to greater operational burdens, costs and compliance risks.
At the federal level, we are subject to the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to data privacy and cybersecurity. Moreover, the United States Congress has recently considered, and is currently considering, various proposals for more comprehensive data privacy and cybersecurity legislation, to which we may be subject if passed. Data privacy and cybersecurity are also areas of increasing state legislative focus and we are, or may in the future become, subject to various state laws and regulations regarding data privacy and cybersecurity. For example, the California Consumer Protection Act of 2018 (the “CCPA”), which became effective on January 1, 2020, applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CCPA gives California residents certain rights with respect to personal information collected about them. Further, effective in most material respects starting on January 1, 2023, the California Privacy Rights Act (“CPRA”) (which was passed via a ballot initiative as part of the November 2020 election) will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. Other states where we do business, or may in the future do business, or from which we otherwise collect, or may in the future otherwise collect, personal information of residents have adopted or are considering adopting similar laws. Laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. Certain state laws and regulations may be more stringent, broader in scope, or offer greater individual rights, with respect to personal information than international, federal or other state laws and regulations, and such laws and regulations may differ from each other, which may complicate compliance efforts and increase compliance costs. The interpretation and application of international, federal and state laws and regulations relating to data privacy and cybersecurity are often uncertain and fluid, and may be interpreted and applied in a manner that is inconsistent with our data practices.
Further, while we strive to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, regulations, rules and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy or cybersecurity. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other documentation that provide promises and assurances about privacy and cybersecurity can subject us to potential federal or state action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.
Any failure or perceived or inadvertent failure by us to comply with our privacy policies, or existing or new laws, regulations, rules, standards or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information, may result in substantial costs, time and other resources, orders to stop or modify the alleged non-compliant activity, proceedings or actions against us by governmental entities or others, legal liability, audits, regulatory inquiries, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions and costly litigation (including class actions). Any of the foregoing could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our systems, and ultimately result in the imposition of liability, any of which could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Tax and Accounting
Changes in our effective tax rate may adversely impact our results of operations.
We are subject to taxation in Israel, the United Kingdom., the U.S. and Bulgaria. Our effective tax rate is subject to fluctuations, as it is impacted by a number of factors, including the following:
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changes in our overall profitability and the amount of profit determined to be earned and taxed in jurisdictions with differing statutory tax rates;

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the resolution of issues arising from tax audits with various tax authorities;

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the impact of transfer pricing policies;

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changes in the valuation of either our gross deferred tax assets or gross deferred tax liabilities;

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changes in expenses not deductible for tax purposes;

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changes in available tax credits; and

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changes in tax laws or the interpretation of such tax laws, and changes in generally accepted accounting principles.

Any significant increase in our future effective tax rates could reduce net income for future periods.
Exchange rate fluctuations between the U.S. dollar, the British pound, the Euro and other foreign currencies may negatively affect our future revenues.
Our results of operations are affected by movements in currency exchange rates. The functional currency for our operations is the U.S. dollar. Our revenue is primarily denominated in Euro and British pound. Our operating expenses and certain working capital items are denominated in the local currencies and therefore are affected by changes in the U.S. dollar exchange rate. Due to the constantly changing currency exposures to which we are subject and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. See “— The United Kingdom’s decision to exit from the European Union (the “EU”) has had, and may continue to have, uncertain effects on our business.” In addition, our exposure to various currencies may increase or decrease over time as the volume of our business fluctuates in the countries where we have operations, and these changes could have a material impact on our financial results.
Changes to tax laws or regulations in Israel, the United Kingdom, the EU and other jurisdictions expose us to tax uncertainties and could adversely affect our results of operations or financial condition.
As a multinational business, operating in multiple jurisdiction such as Israel, the United Kingdom and the EU, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. Changes to tax laws or regulations in the jurisdictions in which we operate, or in the interpretation of such laws or regulations, could, significantly increase our effective tax rate and reduce our cash flow from operating activities, and otherwise have a material adverse effect on our financial condition. Since a significant portion of our operations are located in Israel and the United Kingdom, changes in tax laws or regulations in Israel or the United Kingdom could significantly affect our operating results. Further changes in the tax laws of foreign jurisdictions could arise, in particular, as a result of different initiatives undertaken by the Organization for Economic Co-operation and Development (the “OECD”). Any changes in the OECD policy or recommendations, if adopted, could increase tax uncertainty and may adversely affect our provision for income taxes and increase our tax liabilities. In addition, other factors or events, including business combinations and investment transactions, changes in the valuation of our deferred tax assets and liabilities, adjustments to taxes upon finalization of various tax returns or as a result of deficiencies asserted by taxing authorities, increases in expenses not deductible for tax purposes, changes in available tax credits, changes in transfer pricing methodologies, other changes in the apportionment of our income and other activities among tax jurisdictions, and changes in tax rates, could also increase our effective tax rate.
We are subject to regular review and audit by Israeli, the United Kingdom and other foreign tax authorities. Although we believe our tax estimates are reasonable, the authorities in these jurisdictions could review our tax returns and impose additional taxes, interest, linkage and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could materially affect our income tax provision, net income, or cash flows in the period or periods for which such determination and settlement is made. We may also be liable for taxes in connection with businesses we acquire. Our determinations are not binding on any taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Transfer pricing rules may adversely affect our corporate income tax expense.
Many of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require contemporaneous documentation establishing that all transactions with non-resident related parties be priced using arm’s length pricing principles. The tax authorities in these jurisdictions could challenge our related party transfer pricing policies and as a consequence the tax treatment of corresponding expenses and income. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these tax authorities are successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, and penalties and interest related thereto, which may have a significant impact on our results of operations and financial condition.
If we or any of our subsidiaries are characterized as a PFIC for U.S. federal income tax purposes, U.S. investors may suffer adverse tax consequences.
A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50%

of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income (including cash). For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, we do not believe we will be treated as a PFIC for the taxable year that includes the Business Combination. However, there can be no assurances in this regard or any assurances that we will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Services (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.
Whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our and our subsidiaries’ income and assets. Changes in the composition of our and our subsidiaries’ income or assets may cause us to be or become a PFIC for the current or subsequent taxable years. Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.
If we are a PFIC for any taxable year, a U.S. investor who owns our ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Taxation — U.S. Federal Income Tax Considerations — Ownership and Disposition of SatixFy Ordinary Shares and SatixFy Warrants by U.S. Holders — Passive Foreign Investment Company Rules.” U.S. investors who own our ordinary shares and/or warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.
If a U.S. investor is treated for U.S. federal income tax purposes as owning at least 10% of the SatixFy Ordinary Shares, such U.S. investor may be subject to adverse U.S. federal income tax consequences.
For U.S. federal income tax purposes, if a U.S. investor who is a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such U.S. investor may be treated as a “United States shareholder” with respect to us, or any of our non-U.S. subsidiaries. A non-U.S. corporation is considered a controlled foreign corporation if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation is owner, or is considered as owned by applying certain constructive ownership rules, by United States shareholders on any day during the taxable year of such non-U.S. corporation. If we have one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as a controlled foreign corporation regardless of whether we are treated as a controlled foreign corporation (although there are recently promulgated final and currently proposed Treasury regulations that may limit the application of these rules in certain circumstances).
Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. We cannot provide any assurances that we will assist U.S. investors in determining whether we or any of our non-U.S. subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if we, or any of our non-U.S. subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. U.S. investors who hold 10% or more of the combined voting power or value of our ordinary shares are strongly encouraged to consult their own advisors regarding the U.S. tax consequences of owning or disposing of our ordinary shares.
Risks Related to Being a Public Company
The listing of the SatixFy Ordinary Shares and the SatixFy Public Warrants on Nasdaq will not benefit from the process undertaken in connection with an underwritten initial public offering, which could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities.
We will apply to list the SatixFy Ordinary Shares and the SatixFy Public Warrants on Nasdaq under the symbols “SATX” and “SATXW,” respectively, to be effective at the Closing. Unlike an underwritten initial public offering of our securities, the initial listing of our securities as a result of the Business Combination will not benefit from the following:
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the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed securities;

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underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing; and

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underwriter due diligence review of the offering and potential liability for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel.

The lack of such a process in connection with the listing of our securities could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities during the period immediately following the listing than in connection with an underwritten initial public offering.
We will incur increased expenses as a result of being a public company, and our current resources may not be sufficient to fulfill our public company obligations.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board.
We continue to evaluate these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the year following our first annual report required to be filed with the SEC. To achieve compliance with Section 404 of the Sarbanes-Oxley Act within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.
We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of the SatixFy Ordinary Shares could be negatively affected, and we could become subject to litigation including shareholder suits or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business and share price.
As a private company, we have not been required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes Oxley Act. As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing, implementing, testing and maintaining effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting.
It is possible that our internal control over financial reporting is not effective because it cannot detect or prevent material errors at a reasonable level of assurance. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and adversely affect our operating results. In addition, we will be required, pursuant to Section 404, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation and testing. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, once we are no longer an emerging growth company, we will be required to include in the annual reports that we file with the SEC an attestation report on our internal control over financial reporting issued by our independent registered public accounting firm, pursuant to Section 404 of the Sarbanes-Oxley Act.
Furthermore, as a public company, we may, during the course of our testing of our internal controls over financial reporting, or during the subsequent testing by our independent registered public accounting firm, identify deficiencies which would have to be remediated to satisfy the SEC rules for certification of our internal controls over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC significant deficiencies or material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal controls over financial reporting are effective, and would preclude our independent auditors from issuing an unqualified opinion that our internal controls over financial reporting are effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in the accuracy and completeness of our financial reporting and may negatively affect the trading price of the SatixFy Ordinary Shares, and we could be subject to sanctions or investigations by regulatory authorities. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal controls over financial reporting, it could negatively impact our business, results of operations and reputation.
Our senior management team has limited experience managing a public company, and regulatory compliance may divert our attention from the day-to-day management of our business.
Some members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. As a public company, we are subject to significant obligations relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage such obligations. These obligations and scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.
An active trading market for our equity securities may not develop or may not be sustained to provide adequate liquidity.
An active trading market may not be sustained for the SatixFy Ordinary Shares. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling ordinary shares and may impair our ability to acquire other companies by using our shares as consideration.
We could be the subject of securities class action litigation due to future share price volatility, which could divert management’s attention and materially and adversely affect our business, financial position, results of operations and cash flows.
The trading prices of SatixFy Ordinary Shares and SatixFy Warrants may be volatile and, in the past, companies that have experienced volatility in the trading price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could adversely affect our business, financial condition and results of operations.
Future sales of equity securities by existing shareholders or by us, or future dilutive issuances of equity securities by us, could adversely affect prevailing market prices for our equity securities.
Immediately following completion of the Business Combination and other Transactions, we will have ordinary shares outstanding, assuming no redemptions. Sales by us or our shareholders of a substantial number of ordinary shares, the issuance of ordinary shares as consideration for acquisitions, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.
As of the date of this proxy statement/prospectus, there are           warrants to purchase EDNCU Class A ordinary shares, which are held by EDNCU’s Public Shareholders, and           warrants to purchase EDNCU Class A ordinary shares, which are held by the Sponsor and Cantor. Pursuant to the Business Combination Agreement, each EDNCU warrant outstanding will be assumed by SatixFy and on the same terms and conditions that applied to such EDNCU warrant and become exercisable within thirty days after the consummation of the Business Combination with an exercise price of $11.50 per SatixFy Ordinary Share. Additionally, pursuant to the PIPE Financing, at the Closing, we will issue 2,910,000 PIPE Units to the PIPE Investors, which include 1,455,000 SatixFy Warrants that are exercisable within thirty days after the consummation of the Business Combination with an exercise price of $11.50 per share. To the extent the above referenced warrants are exercised, additional shares will be issued, which will result in dilution to our shareholders and increase the number of our ordinary shares eligible for resale in the public market, which could have an adverse effect on the market price of our ordinary shares. Pursuant to the

Business Combination Agreement, 27,500,000 Price Adjustment Shares will be issued to SatixFy’s founders and the Sponsor. To the extent the Price Adjustment Shares vest upon the achievement of certain price thresholds as described herein, such Price Adjustment Shares will result in dilution to our shareholders and increase the number of our ordinary shares eligible for resale in the public market, which could have an adverse effect on the market price of our ordinary shares.
As of December 31, 2021, after giving pro forma effect to the Business Combination, we would have had up to $75 million aggregate principal amount of ordinary shares available for future issuance under the Equity Line of Credit to the investor thereunder. To the extent shares are issued and sold to the investor pursuant to the Equity Line of Credit, such issuance will result in permanent dilution to our shareholders and increase the number of our ordinary shares eligible for resale in the public market, which could have an adverse effect on the market price of our ordinary shares.
As of December 31, 2021, after giving pro forma effect to the Business Combination and other Transactions, we would have had ordinary shares available for future grant under our share option plans and                 ordinary shares that were subject to share options. Of this amount, after giving pro forma effect to the Business Combination and other Transactions,                 would have been vested and exercisable as of December 31, 2021. Subsequent to December 31, 2021, we granted           additional options to certain employees. These grants, and any additional grants that we make in the future, will result in dilution to our shareholders, which may be material and could cause the market price for our equity securities to decline.
Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our share price to decline.
We operate in a highly dynamic industry and our future operating results could be subject to significant fluctuations, particularly on a quarterly basis. Our quarterly revenues and operating results have fluctuated significantly in the past and may continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. As a result, accurately forecasting our operating results in any fiscal quarter is difficult. If our operating results do not meet the expectations of securities analysts and investors, our share price may decline.
Additional factors that can contribute to fluctuations in our operating results include:
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the rescheduling, increase, reduction or cancellation of significant customer orders;

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the timing of customer qualification of our products and commencement of volume sales by our customers of systems that include our products;

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the timing and amount of research and development and sales and marketing expenditures;

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the rate at which our present and future customers and end users adopt our technologies in our target end markets;

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the timing and success of the introduction of new products and technologies by us and our competitors, and the acceptance of our new products by our customers;

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our ability to anticipate changing customer product requirements; our gain or loss of one or more key customers;

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the availability, cost and quality of materials and components that we purchase from third-party vendors and any problems or delays in the manufacturing, testing or delivery of our products;

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the availability of production capacity at our third-party facilities or other third-party subcontractors and other interruptions in the supply chain, including as a result of materials shortages, bankruptcies or other causes;

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supply constraints for and changes in the cost of the other components incorporated into our customers’ products;

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our ability to reduce the manufacturing costs of our products;

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fluctuations in manufacturing yields;

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the changes in our product mix or customer mix;

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the timing of expenses related to the acquisition of technologies or businesses;

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product rates of return or price concessions in excess of those expected or forecasted;

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the emergence of new industry standards;

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product obsolescence;

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unexpected inventory write-downs or write-offs;

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costs associated with litigation over intellectual property rights and other litigation;

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the length and unpredictability of the purchasing and budgeting cycles of our customers;

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loss of key personnel or the inability to attract qualified engineers;

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the quality of our products and any remediation costs;

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adverse changes in economic conditions in the various markets where we or our customers have operations;

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the general industry conditions and seasonal patterns in our target end markets, particularly the satellite communications market;

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other conditions affecting the timing of customer orders or our ability to fill orders of customers subject to export control or economic sanctions; and

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geopolitical events, such as war, threat of war or terrorist actions, including the current armed conflict in Ukraine, or the occurrence of pandemics, epidemics or other outbreaks of disease, including the current COVID-19 pandemic, or natural disasters, and the impact of these events on the factors set forth above.

We may experience a delay in generating or recognizing revenues for a number of reasons. For example, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified timeframes without significant penalty. In addition, we maintain an infrastructure of facilities and human resources in several locations around the world and have a limited ability to reduce the expenses required to maintain such infrastructure. Accordingly, we believe that period-to-period comparisons of our results of operations should not solely be relied upon as indications of future performance. Any shortfall in revenues or net income from a previous quarter or from levels expected by the investment community could cause a decline in the trading price of our shares.
Risks Related to SatixFy’s Incorporation and Location in Israel
Conditions in Israel could adversely affect our business.
We are incorporated under the laws of the State of Israel, and our principal offices are located in Israel. Accordingly, political, economic and geo-political instability in Israel may affect our business.
Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or geo-political instability in the region continues or increases. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our business.
Investors’ rights and responsibilities as our shareholders will be governed by Israeli law, which differs in some respects from the rights and responsibilities of shareholders of non-Israeli companies.
We were incorporated under Israeli law and the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S. and other non-Israeli corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.
Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of the Business Combination may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.
Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of the Business Combination could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:
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the Israeli Companies Law regulates mergers and requires that a tender offer be effected when one or more shareholders propose to purchase shares that would result in it or them owning more than a specified percentage of shares in a company;

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the Israeli Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

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the Israeli Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

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our amended and restated articles of association, to be effective upon the closing of the Business Combination, divide our directors into three classes, each of which is elected once every three years;

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an amendment to our amended and restated articles of association, to be effective upon the closing of the Business Combination, generally requires, in addition to the approval of our board of directors, a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision empowering our board of directors to determine the size of the board, the provision dividing our directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a shareholder to require the Company to include a matter on the agenda for a general meeting of the shareholders, the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill vacancies on the board, requires, in addition to the approval of our board of directors, a vote of the holders of 66 2∕3% of our outstanding ordinary shares entitled to vote at a general meeting;

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our amended and restated articles of association, to be effective upon the closing of the Business Combination, do not permit a director to be removed except by a vote of the holders of at least 66 2∕3% of our outstanding shares entitled to vote at a general meeting of shareholders; and

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our amended and restated articles of association to be effective upon the closing of the Business Combination provide that director vacancies may be filled by our board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including, a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.
Our amended and restated articles of association to be effective upon the closing of the Business Combination provide that unless SatixFy consents otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between SatixFy and its shareholders under the Israeli Companies Law and the Israeli Securities Law, which could limit shareholders’ ability to bring claims and proceedings against, as well as obtain favorable judicial forum for disputes with SatixFy, its directors, officers and other employees.
Unless we agree otherwise, the competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of SatixFy, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of SatixFy to SatixFy or SatixFy’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law or the Israeli Securities Law. Such exclusive forum provision in our amended and restated articles of association will not relieve SatixFy of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of SatixFy will not be deemed to have waived SatixFy’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with SatixFy or its directors or other employees which may discourage lawsuits against SatixFy, its directors, officers and employees. The foregoing exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims for which the federal courts would have exclusive jurisdiction, whether by law (as is the case under the Exchange Act) or pursuant to our amended and restated articles of association, including claims under the Securities Act for which there is a separate exclusive forum provision in our amended and restated articles of association. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.
Our amended and restated articles of association to be effective upon the closing of the Business Combination provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act which could limit shareholders’ ability to obtain a favorable judicial forum for disputes with SatixFy or SatixFy’s directors, officers or employees and may impose additional litigation costs on our shareholders.
Our amended and restated articles of association to be effective upon the closing of the Business Combination provides that the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act or the federal forum provision in our amended and restated articles of association (the “Federal Forum Provision”). While the Federal Forum Provision does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs which may discourage the filing of claims under the Securities Act against SatixFy, its directors and officers. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of SatixFy’s securities shall be deemed to have notice of and consented to SatixFy’s Federal Forum Provision. Notwithstanding the foregoing, the shareholders of SatixFy will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.
Certain tax benefits that may be available to SatixFy, if obtained by SatixFy, would require it to continue to meet various conditions and may be terminated or reduced in the future, which could increase SatixFy’s costs and taxes.
We may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. If we obtain tax benefits under the “Preferred Technological Enterprises” regime then, in order to remain eligible for such tax benefits, we will need to continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income may be subject to the Israeli corporate tax rate of 23% in 2022 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Certain Material Israeli Tax Considerations.”
It may be difficult to enforce a U.S. judgment against SatixFy, its officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on SatixFy’s officers and directors.
Most of SatixFy’s directors or officers are not residents of the United States and most of their and SatixFy’s assets are located outside the United States. Service of process upon SatixFy or its non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against SatixFy or its non-U.S. directors and executive officers may be difficult to obtain within the United States, although our amended and restated articles of association to be effective upon the closing of the Business Combination provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against SatixFy or its non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against SatixFy or its non-U.S. officers and directors.
Moreover, an Israeli court will not enforce a non-Israeli judgment if, among other things, it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see “Enforceability of Civil Liabilities.”
Risks Related to Ownership of the Combined Company’s Shares
SatixFy’s amended and restated articles of association and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of the SatixFy Ordinary Shares.
Certain provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire SatixFy or for SatixFy’s shareholders to elect different individuals to its board of directors, even if doing so would be beneficial to its shareholders, and may limit the price that investors may be willing to pay in the future for the SatixFy Ordinary Shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions). Further, Israeli tax considerations may make potential transactions undesirable to SatixFy or to some of its shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. See the section titled “Certain Material Israeli Tax Considerations — Taxation of our shareholders.”
We do not intend to pay dividends for the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Consequently, you may be unable to realize a gain on your investment except by selling sell such shares after price appreciation, which may never occur.
SatixFy’s board of directors has sole discretion whether to pay dividends. If SatixFy’s board of directors decides to pay dividends, the form, frequency, and amount will depend upon its future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that its directors may deem relevant. The Israeli Companies Law, 5759-1999 imposes restrictions on SatixFy’s ability to declare and pay dividends. See the section titled “Description of SatixFy Ordinary Shares — Dividend and Liquidation Rights” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Certain Material Israeli Tax Considerations” for additional information.
The SatixFy Ordinary Shares and the SatixFy Public Warrants may not be listed on a national securities exchange after the Business Combination, which could limit investors’ ability to make transactions in such securities and subject SatixFy to additional trading restrictions.
We intend to apply to have the SatixFy Ordinary Shares and the SatixFy Public Warrants approved for listing on Nasdaq or another national securities exchange after the consummation of the Business Combination. We will be required to meet certain initial listing requirements to be listed, including having a minimum number of round lot shareholders. We may not be able to meet the initial listing requirements in connection with the Business Combination. Being listed on Nasdaq or another national securities exchange is a condition to closing and EDNCU would need to waive this condition if the SatixFy Ordinary Shares and the SatixFy Public Warrants are not listed on Nasdaq or another national securities exchange. Further, even if the SatixFy Ordinary Shares and the SatixFy Public Warrants are so listed, we may be unable to maintain the listing of such securities in the future. If we fail to meet the initial listing requirements and Nasdaq does not list the SatixFy Ordinary Shares and the SatixFy Public Warrants (and the related closing condition with respect to the listing of the SatixFy Ordinary Shares is waived by the parties), we could face significant material adverse consequences, including:
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a limited availability of market quotations for the SatixFy Ordinary Shares and the SatixFy Public Warrants;

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a reduced level of trading activity in the secondary trading market for the SatixFy Ordinary Shares and the SatixFy Public Warrants;

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a limited amount of news and analyst coverage for SatixFy;

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a decreased ability to issue additional securities or obtain additional financing in the future; and

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our securities would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on Nasdaq, in which case our securities would be subject to regulation in each state where we offer and sell securities.

The market price of our equity securities may be volatile, and your investment could suffer or decline in value.
The stock markets, including Nasdaq on which we intend to list the SatixFy Ordinary Shares and the SatixFy Public Warrants to be issued in the Business Combination under the symbols “SATX” and “SATXW,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for the SatixFy Ordinary Shares and SatixFy Warrants following the Business Combination, the market price of the SatixFy Ordinary Shares and SatixFy Warrants may be volatile and could decline significantly. In addition, the trading volume in the SatixFy Ordinary Shares and SatixFy Warrants may fluctuate and cause significant price variations to occur. If the market price of the SatixFy Ordinary Shares and SatixFy Warrants declines significantly, you may be unable to resell your shares or warrants at or above the market price of the SatixFy Ordinary Shares and SatixFy Warrants as of the date immediately following the consummation of the Business Combination. SatixFy and EDNCU cannot assure you that the market price of the SatixFy Ordinary Shares and SatixFy Warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:
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the realization of any of the risk factors presented in this proxy statement/prospectus;

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actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, earnings, results of operations, level of indebtedness, liquidity or financial condition;

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failure to comply with the requirements of Nasdaq;

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failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

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variance in our financial performance from the expectations of market analysts;

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announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

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changes in the prices of our products and services;

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commencement of, or involvement in, litigation involving us;

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future issuances, sales, repurchases or anticipated issuances, sales, resales or repurchases, of EDNCU’s securities including due to the expiration of contractual lock-up agreements;

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publication of research reports about us;

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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

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new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to us;

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market conditions in our industry;

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changes in key personnel;

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speculation in the press or investment community;

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changes in the estimation of the future size and growth rate of our markets; and

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broad disruptions in the financial markets, including sudden disruptions in the credit markets;

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actual, potential or perceived control, accounting or reporting problems;

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changes in accounting principles, policies and guidelines; and

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other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 pandemic), natural disasters, war, acts of terrorism or responses to these events.

In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been instituted against that company. If we were to be involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted, which would have a material adverse effect on us.
If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about SatixFy, its business, or its market, or if they change their recommendations regarding the SatixFy ordinary shares adversely, then the price and trading volume of the SatixFy Ordinary Shares could decline.
The trading market for the SatixFy Ordinary Shares will be influenced by the research and reports that industry or financial analysts publish about our business. We do not control these analysts, or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about the SatixFy Ordinary Shares will have relatively little experience with our business, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our business, our share price would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade the SatixFy Ordinary Shares or publish unfavorable research about it. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our share price or trading volume to decline.
Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our securities.
If, after listing, we fail to satisfy the continued listing requirements of Nasdaq such as any applicable corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of our securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if our securities were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.
We are expected to be an “emerging growth company” and avail ourselves of the reduced disclosure requirements applicable to emerging growth companies, which could make our equity securities less attractive to investors.
We expect to qualify as an “emerging growth company” as defined in the JOBS Act and remain an “emerging growth company” until the earliest to occur of:
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the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation);

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the last day of the fiscal year following the fifth anniversary of our initial registered offering;

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the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

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the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

The JOBS Act exempts emerging growth companies from certain SEC disclosure requirements and standard and we intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) presenting only two years of audited consolidated financial statements until we file our first annual report with the SEC, including in this proxy statement/prospectus, and (3) not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or current or future PCAOB rules requiring supplements to the auditor’s report providing additional information about the audit and the consolidated financial statements (critical audit matters or auditor discussion and analysis). Although under the JOBS Act emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies, this exemption does not apply to companies, such as us, reporting under IFRS since IFRS does not provide for different transition periods for public and private companies.
Investors may find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our hare trading price may be materially adversely affected and more volatile.
We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.
Because we qualify as a foreign private issuer under the federal securities laws and although we follow Israeli laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers will be required to file their annual report on Form 20-F by 120 days after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our shareholders, copies of which we are required to furnish to the SEC on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Israeli law or distribute to our shareholders and that is material to our company, you may not have the same protections afforded to shareholders of companies that are U.S. domestic issuers.
As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.
As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to certain Nasdaq rules, as further described in the section entitled “SatixFy’s Management Following the Business Combination — Corporate Governance Practices.” We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.
Risks Related to the Business Combination
If the PIPE Financing and/or the Backstop Facility are not consummated and SatixFy does not waive the Minimum Cash Condition, the Business Combination may be terminated.
As a condition to closing the Business Combination, the Business Combination Agreement provides that the Aggregate Transaction Proceeds must equal or exceed $115,000,000. Depending on the amount of redemptions by EDNCU shareholders, the funds from the PIPE Financing and/or the Backstop Facility may be required in order to consummate the Business Combination, unless such condition is waived. While the PIPE Investors have entered into the Subscription Agreements to purchase an aggregate of up to approximately 2,910,000 PIPE Units immediately prior to the Closing, there can be no assurance that such parties to the Subscription Agreements will perform their obligations under the Subscription Agreements. Additionally, there is no current commitment for the Backstop Facility. If the PIPE Financing and/or the Backstop Facility are not consummated and SatixFy does not waive the Minimum Cash Condition, the Business Combination may be terminated. See the section of this proxy statement/prospectus titled “Proposal One — The Business Combination” for a discussion of the Aggregate Transaction Proceeds.
EDNCU may not have sufficient funds to consummate the Business Combination.
As of December 31, 2021, EDNCU had approximately $510,165 available to it outside the Trust Account to fund its working capital requirements. If EDNCU is required to seek additional capital, it would need to borrow funds from the Sponsor, its management team or other third parties to operate or it may be forced to liquidate. None of such persons is under any obligation to advance funds to EDNCU in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to EDNCU upon completion of the Business Combination. If EDNCU is unable to consummate the Business Combination because it does not have sufficient funds available, EDNCU will be forced to cease operations and liquidate the Trust Account. Consequently, EDNCU’s public shareholders may receive less than $10.00 per share and their warrants will expire worthless.
If EDNCU’s Public Shareholders fail to properly demand redemption rights, they will not be entitled to convert their EDNCU ordinary shares into a pro rata portion of the Trust Account.
EDNCU shareholders holding EDNCU Public Shares may demand that EDNCU convert their EDNCU Public Shares into a pro rata portion of the Trust Account, calculated as of two (2) business days prior to the extraordinary general meeting. To demand redemption rights, EDNCU shareholders must deliver their shares (either physically or electronically) to EDNCU’s transfer agent no later than two (2) business days prior to the extraordinary general meeting. Any shareholder who fails to properly demand redemption rights by delivering his, her or its shares will not be entitled to convert his, her or its shares into a pro rata portion of the Trust Account. See the section of this proxy statement/prospectus titled “Extraordinary General Meeting of EDNCU Shareholders — Redemption Rights” for the procedures to be followed if you wish to exercise your redemption rights.
The consummation of the Business Combination is expected to be subject to a number of conditions, many of which will be beyond the control of SatixFy and EDNCU, including the approval of the shareholders of EDNCU.
The Business Combination is subject to a number of conditions, including the condition that EDNCU have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to or upon consummation of the Business Combination, that there is no legal prohibition against consummation of the Business Combination, that the SatixFy Ordinary Shares be approved for listing on Nasdaq subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders, receipt of shareholder approvals, continued effectiveness of the registration statement of which this proxy statement/prospectus is a part, the truth and accuracy of EDNCU’s and SatixFy’s representations and warranties made in the Business Combination

Agreement, the non-termination of the Business Combination Agreement and consummation of certain ancillary agreements. There are no assurances that all conditions to the Business Combination will be satisfied or that the conditions will be satisfied in the time frame expected.
If the conditions to the Business Combination are not met (and are not waived, to the extent waivable), either EDNCU or SatixFy may, subject to the terms and conditions of the Business Combination Agreement, terminate the Business Combination Agreement. See the section of this proxy statement/prospectus titled “The Business Combination Agreement — Termination.”
The exercise of EDNCU’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in EDNCU’s shareholders’ best interest.
In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require EDNCU to agree to amend the Business Combination Agreement, to consent to certain actions taken by SatixFy or to waive rights that EDNCU is entitled to under the Business Combination Agreement. Waivers may arise because of changes in the course of SatixFy’s business, a request by SatixFy to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on SatixFy’s business and would entitle EDNCU to terminate the Business Combination Agreement. In any of such circumstances, it would be at EDNCU’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors and officers described in the following risk factors may result in a conflict of interest on the part of one or more of the directors or officers between what he or they may believe is best for EDNCU and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, EDNCU does not believe there will be any changes or waivers that EDNCU’s directors and officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, EDNCU will circulate a new or amended proxy statement/prospectus and resolicit EDNCU’s shareholders if changes to the terms of the Business Combination that would have a material impact on its shareholders or represent a fundamental change in the proposals being voted upon.
Because EDNCU and Merger Sub are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, including in the event the Business Combination is not completed, and your ability to protect your rights through the U.S. federal courts may be limited.
Both EDNCU and Merger Sub are exempted companies incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon EDNCU’s and/or Merger Sub’s directors or officers, or to enforce judgments obtained in the United States courts against EDNCU’s and/or Merger Sub’s directors or officers.
The corporate affairs of both EDNCU and Merger Sub are governed by their respective amended and restated memorandum and articles of association, the Cayman Companies Law (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. EDNCU is also subject to the federal securities laws of the United States. The rights of EDNCU shareholders to take action against EDNCU’s directors, actions by minority EDNCU shareholders and the fiduciary responsibilities of EDNCU’s directors to EDNCU shareholders under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of EDNCU shareholders and the fiduciary responsibilities of EDNCU’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

EDNCU has been advised by Appleby, EDNCU’s Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against it judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against it predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
As a result of all of the above, EDNCU shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.
Future resales of the SatixFy Ordinary Shares issued in connection with the Business Combination may cause the market price of SatixFy Ordinary Shares to drop significantly, even if SatixFy’s business is doing well.
Concurrently with the execution of the Business Combination Agreement, SatixFy, certain shareholders of SatixFy, the Sponsor and the directors and advisors of EDNCU entered into the A&R Shareholders’ Agreement, providing such holders with customary demand registration rights and piggyback registration rights with respect to registration statements filed by SatixFy after the closing. In addition, pursuant to the A&R Registration Rights Agreement, the holders thereof agreed to the same registration rights granted to the A&R Shareholders Agreement and to be treated as if they were a holder thereunder. Under the A&R Shareholders’ Agreement, the shareholders of SatixFy party thereto (other than the Sponsor) have agreed not to transfer its SatixFy Ordinary Shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter. Additionally, pursuant to the A&R Registration Rights Agreement, the holders thereof have agreed not to transfer their SatixFy Ordinary Shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter. Pursuant to the Sponsor Letter Agreement, the Sponsor has agreed not to transfer EDNCU shares and warrants (or shares and warrants of SatixFy issuable to it upon consummation of the Business Combination) it owns, except to certain permitted transferees, prior to the consummation of the Business Combination and continuing until one hundred eighty (180) days following the closing date. See the sections of this proxy statement/prospectus titled “Agreements Entered Into in Connection with the Business Combination — Amended and Restated Shareholders’ Agreement,” “Agreements Entered Into in Connection with the Business Combination — Amended and Restated Registration Rights Agreement” and “Agreements Entered Into in Connection with the Business Combination — Sponsor Letter Agreement.”
Separately, the articles of association of SatixFy will be amended and restated as of the consummation of the Business Combination. Pursuant to such amendment, each shareholder of SatixFy as of immediately prior to such amendment will be restricted from transferring its SatixFy Ordinary Shares, except to certain permitted transferees, beginning on the date of such amendment and continuing for a period of one hundred eighty (180) days thereafter.
Upon expiration of the applicable lockup period and upon the effectiveness of any registration statement SatixFy files pursuant to the above-referenced A&R Shareholders’ Agreement, in a registered offering of securities pursuant to the Securities Act or otherwise in accordance with Rule 144 under the Securities Act, the SatixFy shareholders may sell large amounts of SatixFy Ordinary Shares and warrants in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of the SatixFy Ordinary Shares or the SatixFy Warrants or putting significant downward pressure on the price of the SatixFy Ordinary Shares or SatixFy Warrants. Additionally, downward pressure on the market price of the SatixFy Ordinary Shares or SatixFy Warrants likely will result from sales of SatixFy Ordinary Shares issued in connection with the exercise of warrants. Further, sales of SatixFy Ordinary Shares or SatixFy Warrants upon expiration of the applicable lockup period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Short sales of SatixFy Ordinary Shares or SatixFy Warrants could have a tendency to depress the price of the SatixFy Ordinary Shares or the SatixFy Warrants, respectively, which could increase the potential for short sales.
Additionally, through the Subscription Agreements, SatixFy has agreed with the PIPE Investors, including the Sponsor, to register the PIPE Shares on a resale registration statement following the closing of the Transactions. These shares will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of EDNCU’s “affiliates” as such term is defined in Rule 144 under the Securities Act. This additional liquidity in the market for SatixFy Ordinary Shares may lead to downward pressure on the market price of the SatixFy Ordinary Shares.
We cannot predict the size of future issuances of SatixFy Ordinary Shares or SatixFy Warrants or the effect, if any, that future issuances and sales of shares of SatixFy Ordinary Shares or SatixFy Warrants will have on the market price of the SatixFy Ordinary Shares or SatixFy Warrants. Sales of substantial amounts of SatixFy Ordinary Shares (including those shares issued in connection with the Business Combination), or the perception that such sales could occur, may adversely affect prevailing market prices of SatixFy Ordinary Shares or SatixFy Warrants.
EDNCU’s board of directors did not obtain a third-party fairness opinion in determining whether or not to proceed with the Business Combination.
EDNCU’s board of directors did not obtain a third-party fairness opinion in connection with their determination to approve the Business Combination. In analyzing the Business Combination, EDNCU’s board of directors and management conducted due diligence on SatixFy and researched the industry in which SatixFy operates and concluded that the Business Combination was in the best interests of EDNCU. Accordingly, investors will be relying solely on the judgment of EDNCU’s board of directors and management in valuing SatixFy’s business, and EDNCU’s board of directors and management may not have properly valued such business. The lack of a third-party fairness opinion may lead an increased number of shareholders to vote against the proposed Business Combination or demand redemption of their shares for cash, which could potentially impact EDNCU’s ability to consummate the Business Combination or adversely affect SatixFy’s liquidity following the consummation of the Business Combination.
EDNCU and SatixFy will incur significant transaction and transition costs in connection with the Business Combination.
EDNCU and SatixFy have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Transactions and operating as a public company following the consummation of the Transactions. All expenses incurred in connection with the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs or paid by SatixFy following the Closing.
Subsequent to the completion of the Business Combination, SatixFy may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and its ordinary share price, which could cause you to lose some or all of your investment.
Although EDNCU has conducted extensive due diligence on SatixFy, there is no assurance that this diligence surfaced all material issues that may be present in SatixFy’s business, that it has uncovered all material issues through a customary amount of due diligence, or that factors outside of SatixFy’s business and outside of its control will not later arise. As a result of these factors, SatixFy may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in its reporting losses. Even if EDNCU’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with EDNCU’s preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on SatixFy’s liquidity, the fact that SatixFy reports charges of this nature could contribute to negative market perceptions of it or its securities. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.
The SatixFy Ordinary Shares to be received by EDNCU’s shareholders as a result of the Business Combination will have different rights from EDNCU ordinary shares.
Following completion of the Business Combination, EDNCU’s shareholders will no longer be shareholders of EDNCU but will instead be shareholders of SatixFy. There will be important differences between current rights as an EDNCU shareholder and rights as a SatixFy shareholder. See the section of this proxy statement/prospectus titled “Comparison of Rights of SatixFy Shareholders and EDNCU Shareholders” for a discussion of the different rights associated with the SatixFy Ordinary Shares.
EDNCU’s shareholders will have a reduced ownership and voting interest after consummation of the Business Combination and will exercise less influence over management.
After the completion of the Business Combination, EDNCU’s shareholders will own a smaller percentage of SatixFy than they currently own of EDNCU. At the Closing, existing SatixFy shareholders would hold approximately    % of the issued and outstanding SatixFy Ordinary Shares and current shareholders of EDNCU (including the Sponsor) would hold approximately    % of the issued and outstanding SatixFy Ordinary Shares (assuming no holder of EDNCU ordinary shares exercises redemption rights as described in this proxy statement/prospectus and including Sponsor Interests that are subject to forfeiture, as described in the Subscription Agreements). Consequently, EDNCU’s shareholders, as a group, will have reduced ownership and voting power in the combined company compared to their ownership and voting power in EDNCU.
The directors of EDNCU have potential conflicts of interest in recommending that EDNCU shareholders vote in favor of approval of the Business Combination Agreement and the Transactions contemplated thereby, including the Business Combination, and approval of the other proposals described in this proxy statement/prospectus.
When considering the recommendation of the board of directors of EDNCU that EDNCU shareholders vote in favor of the approval of the Business Combination, EDNCU shareholders should be aware that EDNCU’s directors and executive officers, and entities affiliated with them, have interests in the Business Combination that may be different from, or in addition to, the interests of EDNCU shareholders generally. These interests include:
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If the Business Combination with SatixFy or another business combination is not consummated by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles), EDNCU will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding EDNCU Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding EDNCU Public Shares, which redemption will completely extinguish EDNCU Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and, subject to the approval of its remaining shareholders and EDNCU’s board of directors and applicable law, dissolving and liquidating. In such event, the 5,000,000 Founder Shares (of which the Sponsor still holds 3,570,000 Founder Shares, and the directors and advisors collectively hold 180,000 Founder Shares), which were originally acquired by the Sponsor for $25,000, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such Founder Shares had an aggregate market value of $      million based upon the closing price of EDNCU Public Shares of $      per share on Nasdaq on           , 2022. On the other hand, if the Business

Combination is consummated, each EDNCU ordinary share (including such Founder Shares) will be converted into one SatixFy Ordinary Share subject to adjustment described herein.
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The Sponsor has spent $25,000 to purchase 5,000,000 Founder Shares (of which it still holds 3,570,000 Founder Shares) and $6,630,000 to purchase 6,630,000 EDNCU Private Warrants in a private placement from EDNCU for $1.00 per private warrant. The Founder Shares held by the Sponsor had an aggregate value of $      million based upon the closing price of the EDNCU Public Shares of $      per share on Nasdaq on           , 2022 and the EDNCU Private Warrants had an aggregate market value of $      million based upon the closing price of EDNCU Public Warrants of $      per EDNCU warrant on Nasdaq on           , 2022. The Founder Shares and the EDNCU Private Warrants will become worthless if EDNCU does not consummate a business combination by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles).

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The Sponsor will receive 500,000 Price Adjustment Shares that will vest at three price adjustment achievement dates. See “The Business Combination Agreement — Consideration and Effects of the Business Combination — Price Adjustment Shares” for more information about the achievement dates.

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Pursuant to the Unit Subscription Agreements and after the Closing, if the average trading price of the SatixFy Ordinary Shares during the thirty (30) consecutive days ending on the sixtieth (60th) day after the effectiveness of the resale registration statement that will register the PIPE Shares and PIPE Warrants is less than $10.00 per share, there shall be an adjustment such that the Sponsor shall forfeit, and the PIPE Investors (which includes an affiliate of the Sponsor) shall be entitled to receive at the Closing, up to 391,731 SatixFy Ordinary Shares that were issued to the Sponsor and put into the Escrow Account. All such shares will be released from the Escrow Account to the PIPE Investors by the Sponsor if the trading price of the SatixFy Ordinary Shares is $6.50 or lower during the applicable measurement period. Additionally, existing SatixFy shareholders contributed 1,175,192 SatixFy Ordinary Shares otherwise issuable to them upon Closing that are subject release from escrow to the PIPE Investors on the same terms as the shares contributed by the Sponsor (including forfeiture to the affiliate of the Sponsor that is participating in the PIPE Financing). If the average trading price of the SatixFy Ordinary Shares during the period described above is equal to or greater than $10.00 per share, the Sponsor and the SatixFy shareholders shall have the above mentioned shares returned to them from the Escrow Account.

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The Sponsor will be subject to a one hundred eighty (180) day lock-up on sales of SatixFy Ordinary Shares after the Closing, which has been reduced from the EDNCU IPO.

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If EDNCU is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by EDNCU for services rendered or contracted for or products sold to EDNCU. If EDNCU consummates a business combination, on the other hand, EDNCU will be liable for all such claims.

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The Sponsor and EDNCU’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on EDNCU’s behalf, such as identifying and investigating possible business targets and business combinations. However, if EDNCU fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, EDNCU may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles). As of the record date, the Sponsor and EDNCU’s officers and directors and their affiliates had incurred approximately $      of unpaid reimbursable expenses.

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The Business Combination Agreement provides for the continued indemnification of EDNCU’s current directors and officers and the continuation of directors’ and officers’ liability insurance covering EDNCU’s current directors and officers.

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EDNCU’s Sponsor, officers and directors (or their affiliates) may make loans from time to time to EDNCU to fund certain capital requirements. If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to EDNCU outside of the Trust Account.

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The Sponsor has designated Richard C. Davis, to serve as a member of the board of directors of SatixFy following the closing of the Business Combination and, therefore, in the future Mr. Davis will receive any cash fees, stock options or stock awards that SatixFy’s board of directors determines to pay to its non-executive directors.

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Affiliates of the Sponsor have agreed to invest an aggregate amount of $10.0 million to purchase 1,000,000 PIPE Units in connection with the PIPE Financing to be completed at the closing of the Business Combination.

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The Sponsor will benefit financially from the completion of any business combination even if the stock price declines after the Business Combination, generating a negative return for other shareholders. The Sponsor will lose substantially all of its investment in EDNCU and will not be reimbursed for any out-of- pocket expenses if an initial business combination is not completed prior to March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles). Thus, if the proposed Business Combination with SatixFy is not consummated, EDNCU may seek to complete a business combination with a less favorable target company or on terms less favorable to EDNCU shareholders rather than choose to dissolve and liquidate.

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The Sponsor paid an aggregate of $25,000 for 5,000,000 Founder Shares (of which it still holds 3,570,000 Founder Shares), which had an aggregate market value of $      million based upon the closing price of $      per share on Nasdaq on           , 2022. If the proposed Business Combination with SatixFy is consummated, the Sponsor may still earn a positive rate of return on its investment, even if other shareholders experience a negative rate of return in post-Business Combination.

These financial interests of EDNCU’s officers and directors, and entities affiliated with them, may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation of the proposal to vote in favor of the Business Combination and other proposals to be presented to EDNCU shareholders.
EDNCU’s Sponsor, current directors’ and executive officers’ and affiliates own EDNCU ordinary shares and EDNCU Private Warrants that will be worthless if the Business Combination is not approved. Such interests may have influenced their decision to approve the Business Combination.
If the Business Combination with SatixFy or another business combination is not consummated by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles), EDNCU will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding EDNCU Public Shares for a pro rata portion of the funds held in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable) which redemption will completely extinguish the EDNCU Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and, subject to the approval of its remaining shareholders and EDNCU’s board of directors and applicable law, dissolving and liquidating. In such event, the 5,000,000 Founder Shares, which were originally acquired by the Sponsor (of which it still holds 3,570,000 Founder Shares) for $25,000, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Further, the Sponsor purchased an aggregate of 6,630,000 EDNCU Private Warrants in a private placement at a price of $1.00 per warrant, for an aggregate purchase price of $6,630,000. The EDNCU Private Warrants will become worthless if EDNCU does not consummate a business combination by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles). On the other hand, if the Business Combination is consummated, each outstanding EDNCU ordinary share (including the Founder Shares) will be converted into one SatixFy Ordinary Share subject to adjustment described herein, at the closing and each outstanding EDNCU warrant (including the EDNCU

Private Warrants) will become a SatixFy Warrant. Such Founder Shares and EDNCU Private Warrants had an aggregate market value of $      and $      , respectively, based upon the closing price of EDNCU Public Shares and the EDNCU Public Warrants of $      per share and $      per warrant, respectively, on Nasdaq on           , 2022.
In addition, affiliates of the Sponsor agreed to invest an aggregate of $10.0 million as part of the PIPE Financing, which investment will not take place if the Business Combination is not approved. These financial interests may have influenced the decision of EDNCU’s directors and officers to approve the Business Combination and to continue to pursue the Business Combination. In considering the recommendations of EDNCU’s board of directors to vote for the Business Combination Proposal and other proposals, its shareholders should consider these interests. See the section of this proxy statement/prospectus titled “Proposal One — The Business Combination Proposal — Interests of Certain Persons in the Transactions.”
SatixFy may redeem your unexpired SatixFy Warrants which are assumed as part of the Business Combination prior to their exercise at a time that is disadvantageous to you, thereby making your EDNCU warrants or SatixFy Warrants worth less.
Under the terms of the EDNCU Public Warrants, EDNCU will have the ability to redeem outstanding EDNCU Public Warrants at any time after they become exercisable and prior to their expiration. The SatixFy which are assumed as part of the Business Combination are expected to be exercisable 30 days after the closing of the Business Combination. When the SatixFy Warrants become redeemable by SatixFy, SatixFy may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding SatixFy Warrants could force holders (i) to exercise the SatixFy Warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell the SatixFy Warrants at the then-current market price when the holder might otherwise wish to hold its SatixFy Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding SatixFy Warrants are called for redemption, is likely to be substantially less than the market value of the SatixFy Warrants. The SatixFy Warrants exchanged for EDNCU warrants that were issued in a private placement are not expected to be redeemable by SatixFy so long as they are held by the Sponsor or its permitted transferees.
Even if EDNCU consummates the Business Combination, there can be no assurance that SatixFy Warrants which are assumed as part of the Business Combination will be in the money at the time they become exercisable or otherwise, and they may expire worthless.
The exercise price of the SatixFy Warrants to be issued in exchange for the outstanding EDNCU warrants is $11.50 per Class A Ordinary Share. There can be no assurance that the SatixFy Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the SatixFy Warrants may expire worthless.
The Sponsor, an affiliate of current officers and directors of EDNCU, is liable to ensure that proceeds of the Trust Account are not reduced by vendor claims in the event the Business Combination is not consummated. Such liability may have influenced EDNCU’s board of directors’ decision to pursue the Business Combination and EDNCU’s board of directors’ decision to approve it.
If the Business Combination or another business combination is not consummated by EDNCU on or before March 17, 2023, the Sponsor, an affiliate of current officers and directors of EDNCU, will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by EDNCU for services rendered or contracted for or for products sold to EDNCU, but only if such a vendor or target business has not executed a waiver agreement. If EDNCU consummates a business combination, on the other hand, EDNCU will be liable for all such claims. EDNCU has no reason to believe that the Sponsor will not be able to fulfill its indemnity obligations to EDNCU.
These obligations of the Sponsor may have influenced EDNCU’s board of directors’ decision to pursue the Business Combination with SatixFy or EDNCU’s board of directors’ decision to approve the Business Combination. In considering the recommendations of EDNCU’s board of directors to vote for the Business Combination Proposal and other proposals, shareholders should consider these interests. See the section of this proxy statement/prospectus titled “Proposal One — The Business Combination Proposal —Interests of Certain Persons in the Transactions.”
EDNCU’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to EDNCU’s Public Shareholders in the event a business combination is not consummated.
If proceeds in the Trust Account are reduced below $10.00 per public share and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, EDNCU’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While EDNCU currently expects that its independent directors would take legal action on EDNCU’s behalf against the Sponsor to enforce the Sponsor’s indemnification obligations, it is possible that EDNCU’s independent directors in exercising their business judgment may choose not to do so in any particular instance. If EDNCU’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to EDNCU’s Public Shareholders may be reduced below $10.00 per share.
Activities taken by existing EDNCU shareholders to increase the likelihood of approval of the Business Combination Proposal and other proposals could have a depressive effect on the EDNCU ordinary shares.
At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding EDNCU or its securities, the Sponsor, EDNCU’s officers and directors, SatixFy, SatixFy shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire EDNCU ordinary shares or vote their shares in favor of the Business Combination Proposal. The purpose of such purchases and other transactions would be to increase the likelihood of approval of the Business Combination and ensure that EDNCU has in excess of $5,000,001 of net assets to consummate the Business Combination where it appears that such requirement would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with SatixFy’s consent, the transfer to such investors or holders of shares or warrants owned by the Sponsor for nominal value. Entering into any such arrangements may have a depressive effect on the EDNCU ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase EDNCU ordinary shares at a price lower than market and may therefore be more likely to sell the EDNCU ordinary shares such investor or holder owns, either prior to or immediately after the extraordinary general meeting.
In addition, if such purchases are made, the public “float” of the SatixFy Ordinary Shares following the Business Combination and the number of beneficial holders of SatixFy securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of SatixFy securities on Nasdaq or another national securities exchange or reducing the liquidity of the trading market for the SatixFy Ordinary Shares.
The Business Combination may be completed even though material adverse effects may result from the announcement of the Business Combination, industry-wide changes and other causes.
In general, either EDNCU or SatixFy may refuse to complete the Business Combination if there is a material adverse effect affecting the other party between the signing date of the Business Combination Agreement and the planned closing. However, certain types of changes do not permit either party to refuse to consummate the Business Combination, even if such change could be said to have a material adverse effect on SatixFy or EDNCU, including, but not limited to the following events (except, in certain cases where the change has a disproportionate effect on a party):
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general business or economic conditions in or affecting the United States, Israel or any other jurisdiction in which the parties operate, or changes therein, or the global economy generally;

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acts of war, sabotage or terrorism (including cyberterrorism) in the United states, Israel, the United Kingdom, or any other jurisdiction in which the parties operate;

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changes in conditions of the financial, banking, capital or securities markets generally in the United States, Israel, the United Kingdom, or any other jurisdiction in which the parties operate, or changes therein, including changes in interest rates and changes in exchange rates;

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changes in any applicable laws, regulatory policies or IFRS or any guidance relating thereto or any official interpretation thereof;

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any change, event, effect or occurrence that is generally applicable to the industries or markets in which the parties operate; or

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changes attributable to the public announcement or pendency of the Transactions or the execution or performance of the Business Combination Agreement.

Furthermore, EDNCU or SatixFy may waive the occurrence of a material adverse effect affecting the other party. If a material adverse effect occurs and the parties still consummate the Business Combination, the market trading price of the SatixFy Ordinary Shares and SatixFy Warrants may suffer.
Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination.
Satisfying the conditions to, and completion of, the Business Combination may take longer than, and could cost more than, EDNCU expects. Any delay in completing or any additional conditions imposed in order to complete the Business Combination may materially adversely affect the benefits that EDNCU expects to achieve from the Business Combination.
SatixFy and EDNCU have no history operating as a combined company. The unaudited pro forma condensed combined financial information may not be an indication of SatixFy’s financial condition or results of operations following the Business Combination, and accordingly, you have limited financial information on which to evaluate SatixFy and your investment decision.
SatixFy and EDNCU have no prior history as a combined entity and their operations have not been previously managed on a combined basis. The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus has been prepared using the consolidated historical financial statements of EDNCU and SatixFy, and is presented for illustrative purposes only and should not be considered to be an indication of the results of operations including, without limitation, future revenue, or financial condition of EDNCU following the Business Combination. Certain adjustments and assumptions have been made regarding EDNCU after giving effect to the Business Combination. SatixFy and EDNCU believe these assumptions are reasonable, however, the information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments are difficult to make with accuracy. These assumptions may not prove to be accurate, and other factors may affect EDNCU’s results of operations or financial condition following the consummation of the Business Combination. For these and other reasons, the historical and pro forma condensed combined financial information included in this proxy statement/prospectus does not necessarily reflect SatixFy’s results of operations and financial condition and the actual financial condition and results of operations of SatixFy following the Business Combination may not be consistent with, or evident from, this pro forma financial information.
The projections and forecasts presented in this proxy statement/prospectus may not be an indication of the actual results of the transaction or SatixFy’s future results.
This proxy statement/prospectus contains projections and forecasts prepared by SatixFy. None of the projections and forecasts included in this proxy statement/prospectus have been prepared with a view toward public disclosure other than to certain parties involved in the Business Combination or toward complying with SEC guidelines or GAAP. The projections and forecasts were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of SatixFy and EDNCU and exclude, among other things, transaction-related expenses. Important factors that may affect actual results and results of SatixFy’s operations following the Business Combination, or could lead to such projections and forecasts not being achieved include, but are not limited to: client demand for SatixFy’s products, an evolving competitive landscape, rapid technological change, margin shifts in the industry, regulation changes in a highly regulated environment, successful management and retention of key personnel, unexpected expenses and general economic conditions. As such, these projections and forecasts may be inaccurate and should not be relied upon as an indicator of actual past or future results.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of, prior to the Business Combination, EDNCU’s securities or, following the Business Combination, SatixFy’s securities, may decline.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the EDNCU Public Shares prior to the consummation of the Business Combination may decline. The trading prices of the EDNCU Public Shares at the time of the Business Combination may vary significantly from their trading prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which EDNCU shareholders vote to approve the Business Combination. Because the number of SatixFy Ordinary Shares to be issued pursuant to the Business Combination Agreement will not be adjusted to reflect any changes in the market price of the EDNCU Public Shares, the trading price of SatixFy Ordinary Shares issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.
In addition, following the Business Combination, fluctuations in the trading price of SatixFy Ordinary Shares could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for SatixFy Ordinary Shares. Accordingly, the valuation ascribed to SatixFy in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for SatixFy’s securities develops and continues, the trading price of SatixFy Ordinary Shares following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond SatixFy’s control. Any of the factors listed below could have a material adverse effect on your investment in SatixFy Ordinary Shares and SatixFy Ordinary Shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of SatixFy Ordinary Shares may not recover and may experience a further decline.
Factors affecting the trading price of SatixFy Ordinary Shares may include:
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actual or anticipated fluctuations in SatixFy’s quarterly and annual financial results or the quarterly or annual financial results of companies perceived to be similar to SatixFy;

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changes in the market’s expectations about SatixFy’s operating results;

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success of competitors;

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SatixFy’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning SatixFy or the industries in which SatixFy operates in general;

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operating and share price performance of other companies that investors deem comparable to SatixFy;

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SatixFy’s ability to market new and enhanced products and services on a timely basis;

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changes in laws and regulations affecting SatixFy’s business;

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commencement of, or involvement in, litigation involving SatixFy;

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changes in SatixFy’s capital structure, such as future issuances of securities or the incurrence of additional debt;

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volume of SatixFy Ordinary Shares available for public sale;

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any major change in SatixFy’s board or management;

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sales of substantial amounts of SatixFy Ordinary Shares by SatixFy’s directors, executive officers or significant shareholders or the perception that such sales could occur;

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general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism; and

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occurrence of natural disasters, pandemics or other unanticipated catastrophes.

Broad market and industry factors may materially harm the trading price of SatixFy Ordinary Shares irrespective of SatixFy’s operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of SatixFy Ordinary Shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to SatixFy could depress its share price regardless of its business, prospects, financial conditions, or results of operations. A decline in the trading price of SatixFy Ordinary Shares also could adversely affect SatixFy’s ability to issue additional securities and its ability to obtain additional financing in the future.
If EDNCU is unable to complete the Business Combination or another business combination by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles), EDNCU will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding EDNCU Public Shares and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, EDNCU Public Shareholders may only receive $10.00 per share (or less than such amount in certain circumstances) and EDNCU warrants will expire worthless.
If EDNCU is unable to complete the Business Combination or another business combination within the required time period, EDNCU will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the EDNCU Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding EDNCU Public Shares, which redemption will completely extinguish EDNCU Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, EDNCU Public Shareholders may only receive $10.00 per share, and EDNCU warrants will expire worthless. In certain circumstances, EDNCU Public Shareholders may receive less than $10.00 per share on the redemption of their shares.
If the Business Combination is not completed, potential target businesses may have leverage over EDNCU in negotiating a business combination, EDNCU’s ability to conduct due diligence on a business combination as it approaches its dissolution deadline may decrease, and it may have insufficient working capital to continue to pursue potential target businesses, each of which could undermine its ability to complete a business combination on terms that would produce value for EDNCU shareholders.
Any potential target business with which EDNCU enters into negotiations concerning an initial business combination will be aware that, unless EDNCU amends its existing articles to extend its life and amend certain other agreements it has entered into, then EDNCU must complete its initial business combination by March 17, 2023. Consequently, if EDNCU is unable to complete this Business Combination, a potential target business may obtain leverage over it in negotiating an initial business combination, knowing that if EDNCU does not complete its initial business combination with that particular target business, it may be unable to complete its initial business combination with any target business. This risk will increase as EDNCU gets closer to the timeframe described above. In addition, EDNCU may have limited time to conduct due diligence and may enter into its initial business combination on terms that it would have rejected upon a more comprehensive investigation. Additionally, EDNCU may have insufficient working capital to continue efforts to pursue a business combination.

In the event of liquidation by EDNCU, third parties may bring claims against EDNCU and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by shareholders could be less than $10.00 per share.
Under the terms of EDNCU Articles, EDNCU must complete the Business Combination or another business combination by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles), or EDNCU must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding EDNCU Public Shares and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against EDNCU.
The Sponsor has agreed that it will be liable if and to the extent any claims by a third party (other than the independent auditors) for services rendered or products sold to EDNCU, or a prospective target business with which EDNCU has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.05 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the EDNCU IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. EDNCU has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of EDNCU and, therefore, the Sponsor may not be able to satisfy those obligations. None of the EDNCU’s other officers will indemnify it for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Additionally, if EDNCU is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if EDNCU otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in its bankruptcy estate.
EDNCU’s shareholders may be held liable for claims by third parties against EDNCU to the extent of distributions received by them.
If EDNCU is unable to complete the Business Combination or another business combination within the required time period, EDNCU will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding EDNCU Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to EDNCU to pay taxes (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then outstanding EDNCU Public Shares, which redemption will completely extinguish EDNCU Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of EDNCU’s remaining shareholders and its board of directors, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. EDNCU cannot assure you that it will properly assess all claims that may be potentially brought against EDNCU. As a result, EDNCU’s shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its shareholders may extend well beyond the third anniversary of the date of distribution. Accordingly, EDNCU cannot assure you that third parties will not seek to recover from its shareholders amounts owed to them by EDNCU.
Additionally, if EDNCU files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance or preference. As a result, a bankruptcy court could seek to recover some or all amounts received by EDNCU shareholders. Furthermore, the EDNCU board of directors may be viewed as having breached its fiduciary duty to its creditors and/or may have acted in bad faith, and thereby exposing itself and EDNCU to claims of punitive damages, by paying EDNCU Public Shareholders from the Trust Account prior to addressing the claims of creditors. EDNCU cannot assure you that claims will not be brought against it for these reasons.
EDNCU may be a target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into business combination agreements or similar agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on EDNCU’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Transactions, then that injunction may delay or prevent the Transactions from being completed. Currently, EDNCU is not aware of any securities class action lawsuits or derivative lawsuits being filed in connection with the Transactions.
If, before distributing the proceeds in the Trust Account to EDNCU shareholders, EDNCU files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of EDNCU shareholders and the per share amount that would otherwise be received by EDNCU shareholders in connection with its liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to EDNCU shareholders, EDNCU files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in EDNCU’s bankruptcy estate and subject to the claims of third-parties with priority over the claims of EDNCU shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by EDNCU shareholders in connection with EDNCU’s liquidation may be reduced. There will be no liquidating distributions with respect to EDNCU warrants, which will expire worthless.
The Sponsor, as well as EDNCU’s officers, directors and advisors and the anchor investors have agreed to vote in favor of the Business Combination, regardless of how the EDNCU Public Shareholders vote.
The Sponsor and EDNCU’s officers, directors and advisors have agreed to vote any EDNCU equity securities, including the Founder Shares, held by them in favor of the Business Combination. Additionally, the anchor investors have agreed to vote any Founder Shares held by them in favor of the Business Combination. These holders own and are entitled to vote an aggregate of 20.0% of the outstanding EDNCU ordinary shares. Accordingly, it is more likely that the necessary shareholder approval for the Business Combination Proposal and the other proposals will be received than would be the case if these holders agreed to vote their Founder Shares in accordance with the majority of the votes cast by EDNCU’s Public Shareholders.
Even if we consummate the Business Combination, there is no guarantee that the SatixFy Warrants will ever be in the money, and they may expire worthless and the terms of EDNCU’s warrants may be amended.
The exercise price for the SatixFy Warrants will be $11.50 per whole ordinary share, with each SatixFy Warrant exercisable for one SatixFy Ordinary Share. Upon consummation of the Business Combination, each EDNCU warrant will become one SatixFy Warrant. There is no guarantee that the SatixFy Warrants, following the Business Combination, will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.
The ongoing COVID-19 pandemic may materially and adversely affect EDNCU’s and SatixFy’s ability to consummate the Transactions.
The COVID-19 pandemic has resulted in governmental authorities worldwide implementing numerous measures to contain the virus, including travel restrictions, quarantines, shelter-in-place orders and business limitations and shutdowns. More generally, the pandemic raises the possibility of an extended global economic downturn and has caused volatility in financial markets. The pandemic may also amplify many of the other risks described in this proxy statement/prospectus.
EDNCU and SatixFy may be unable to complete the Transactions if concerns relating to COVID-19 continue to restrict the movement of people and cause further shutdowns or closures of businesses and other limitations. The extent to which COVID-19 impacts EDNCU’s and SatixFy’s ability to consummate the Transactions will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, EDNCU’s and SatixFy’s ability to consummate the Transactions may be materially and adversely affected.
If the Business Combination does not qualify as a “reorganization” for U.S. federal income tax purposes, holders of EDNCU Securities may be required to pay substantial U.S. federal income taxes.
It is intended that the Business Combination qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, there are significant factual and legal uncertainties as to such qualification. For example, under Section 368(a) of the Code, the acquiring corporation must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. However, there is an absence of guidance bearing directly on how certain requirements for Section 368(a) of the Code would apply in the case of an acquisition of a corporation with only investment type assets, such as EDNCU. Moreover, qualification of the Business Combination as a reorganization is based on certain facts which will not be known until or following the closing of the Business Combination, and the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and neither EDNCU nor SatixFy has requested or intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. Accordingly, no assurance can be given that the IRS will not challenge the Business Combination’s qualification as a “reorganization” within the meaning of Section 368(a) of the Code or that a court will not sustain such a challenge by the IRS.
If any requirement for the Business Combination to qualify as a “reorganization” within the meaning of Section 368(a) of the Code is not met, a U.S. Holder of EDNCU Securities generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value of SatixFy Ordinary Shares and/or SatixFy Warrants received by such U.S. Holder in the Business Combination over such U.S. Holder’s tax basis in the EDNCU Securities surrendered by such U.S. Holder in the Business Combination.
U.S. Holders of EDNCU Securities are urged to consult their own tax advisors to determine the tax consequences if the Business Combination does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
Risks Related to the Adjournment Proposal
If the Adjournment Proposal is not approved, EDNCU’s board of directors will not have the ability to adjourn the extraordinary general meeting to a later date.
If, at the extraordinary general meeting, the chairman presiding over the extraordinary general meeting determines that it would be in the best interests of EDNCU to adjourn the extraordinary general meeting to give EDNCU more time to consummate the Business Combination for whatever reason (such as if the Business Combination Proposal is not approved, or if EDNCU would have net tangible assets of less than $5,000,001 either immediately prior to or upon the consummation of the Transactions, or if additional time is needed to fulfil other closing conditions), the chairman presiding over the extraordinary general meeting will seek approval to adjourn the extraordinary general meeting to a later date or dates. If the Adjournment Proposal is not approved, the chairman will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes. In such event, the Business Combination would not be completed.

Risks Related to Redemption
The ability of EDNCU Public Shareholders to exercise redemption rights with respect to a large number of EDNCU shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem EDNCU ordinary shares.
The obligations of SatixFy and Merger Sub to consummate the Transactions is conditioned upon, among other things, the amount the Aggregate Transaction Proceeds being equal to or greater than $115,000,000. If the Business Combination is not consummated, you would not receive your pro rata portion of the Trust Account until the Trust Account is liquidated. If you are in need of immediate liquidity, you could attempt to sell your EDNCU ordinary shares in the open market; however, at such time EDNCU ordinary shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with EDNCU’s redemption until EDNCU liquidates or you are able to sell your EDNCU ordinary shares in the open market.
EDNCU Public Shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the EDNCU Public Shares.
An EDNCU Public Shareholder, together with any affiliate or any other person with whom such shareholder is acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the EDNCU Public Shares without the prior consent of EDNCU. Accordingly, if you hold more than 15% of the EDNCU Public Shares and the Business Combination Proposal is approved, you will not be able to seek redemption rights with respect to the full amount of your shares and may be forced to hold the shares in excess of 15% or sell them in the open market. EDNCU cannot assure you that the value of such excess shares will appreciate over time following a business combination or that the market price of EDNCU Public shares will exceed the per-share redemption price.
There is no guarantee that an EDNCU Public Shareholder’s decision to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.
There is no assurance as to the price at which an EDNCU Public Shareholder may be able to sell its EDNCU ordinary shares in the future following the completion of the Transactions or shares with respect to any alternative business combination. Certain events following the consummation of any initial business combination, including the Transactions, may cause an increase in the share price, and may result in a lower value realized now than an EDNCU Public Shareholder might realize in the future had the shareholder not redeemed his, her or its shares. Similarly, if an EDNCU Public Shareholder does not redeem its EDNCU Public Shares, such shareholder will bear the risk of ownership of the EDNCU Public Shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. An EDNCU shareholder should consult the shareholder’s tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS;
MARKET, RANKING AND OTHER INDUSTRY DATA
This proxy statement/prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding SatixFy’s, EDNCU’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, SatixFy’s or EDNCU’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company as set forth in the sections of this proxy statement/prospectus titled “SatixFy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “SatixFy’s Business” and “Proposal One — The Business Combination Proposal — Unaudited Prospective Financial Information of SatixFy.” Forward-looking statements also include statements regarding the expected benefits of the proposed Business Combination between SatixFy and EDNCU.
Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:
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SatixFy’s performance following the Business Combination;

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Unpredictability in the satellite communications industry;

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The effects of health epidemics, such as the recent global COVID-19 pandemic;

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The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which SatixFy operates;

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Competition in the satellite communications industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors;

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If SatixFy fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand;

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Disruptions in relationships with any one of SatixFy’s key customers;

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Disruptions in relationships with any one of SatixFy’s third-party manufacturers or suppliers;

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Any difficulty selling SatixFy’s products if customers do not design its products into their product offerings;

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SatixFy’s dependence on winning selection processes and gaining market acceptance of its technologies and products;

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Even if SatixFy succeeds in winning selection processes for its technologies and products, SatixFy may not generate timely or sufficient net sales or margins from those wins;

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SatixFy’s ability to execute its strategies, manage growth and maintain its corporate culture as it grows;

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Sustained yield problems or other delays in the manufacturing process of products;

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Changes in the need for capital and the availability of financing and capital to fund these needs;

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The transaction may not be completed on the terms or timeline currently contemplated, or at all, including because SatixFy and/or EDNCU may be unable to satisfy the conditions or obtain the approvals required to complete the transaction, or such approvals may contain material restrictions or conditions;

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SatixFy’s ability to complete the transaction;

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SatixFy’s ability to realize some or all of the anticipated benefits of the transaction;

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SatixFy’s estimates of its total addressable market and the demand for and pricing of its products and services;

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SatixFy’s ability to establish or maintain effective internal control over financial reporting;

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SatixFy’s ability to maintain existing relationships with EDNCU;

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SatixFy’s ability to retain key personnel and to replace such personnel on a timely basis or on acceptable terms;

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Exchange rate fluctuations;

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Changes in interest rates or rates of inflation;

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Legal, regulatory and other proceedings;

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Changes in applicable laws or regulations, or the application thereof on SatixFy;

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If EDNCU’s shareholders fail to properly demand redemption rights, they will not be entitled to convert their EDNCU ordinary shares into a pro rata portion of the Trust Account;

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EDNCU’s board of directors did not obtain a third-party fairness opinion in determining whether or not to proceed with the Business Combination;

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The financial and other interests of EDNCU’s board of directors may have influenced EDNCU’s board of directors’ decision to approve the Business Combination;

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The occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

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The SatixFy securities to be received by SatixFy’s shareholders as a result of the Business Combination will have different rights from EDNCU securities and EDNCU’s shareholders will have a reduced ownership and voting interest of the combined company after consummation of the Business Combination;

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SatixFy’s ability to initially list, and once listed, maintain the listing of its securities on Nasdaq following the Business Combination;

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The results of future financing efforts;

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The effects of catastrophic events, including war, terrorism and other international conflicts; and

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The other matters described in the section titled “Risk Factors”.

In addition, the Business Combination is subject to the satisfaction of the conditions to the completion of the Business Combination set forth in the Business Combination Agreement and the absence of events that could give rise to the termination of the Business Combination Agreement, the possibility that the Business Combination does not close, and risks that the proposed Business Combination disrupts current plans and operations and business relationships, or poses difficulties in attracting or retaining employees for SatixFy.
SatixFy and EDNCU caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this proxy statement/prospectus. Neither SatixFy nor EDNCU undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that SatixFy or EDNCU will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Business Combination, in EDNCU’s public filings with the SEC or, upon and following the consummation of the Business Combination, in SatixFy’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where You Can Find More Information.”
Market, ranking and industry data used throughout this proxy statement/prospectus, including statements regarding market size and technology adoption rates, is based on the good faith estimates of SatixFy’s management, which in turn are based upon SatixFy’s management’s review of internal surveys, independent industry surveys and publications, and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While SatixFy is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and “SatixFy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.

EXTRAORDINARY GENERAL MEETING OF EDNCU SHAREHOLDERS
General
EDNCU is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by its board of directors for use at the extraordinary general meeting of EDNCU and at any adjournment or postponement thereof. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the extraordinary general meeting.
Date, Time and Place
The extraordinary general meeting of EDNCU will be held at           a.m. Eastern Time, on      , 2022 and on such other date and at such other place to which the meeting may be adjourned. The meeting will be a virtual meeting conducted via live audio webcast. For the purposes of Cayman Islands law and the EDNCU Articles, the physical location of the meeting shall be at the offices of Morrison & Foerster LLP at 250 West 55th Street, New York, New York 10019. You are cordially invited to attend and participate in the extraordinary general meeting online by visiting https://           and using a control number assigned by Continental, the transfer agent to EDNCU. To register and receive access to the virtual meeting, registered shareholders and beneficial holders of EDNCU ordinary shares (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.
Purpose of the EDNCU Extraordinary General Meeting
At the extraordinary general meeting, EDNCU is asking its shareholders to approve:
Proposal No. 1 — The Business Combination Proposal — An ordinary resolution to ratify, approve and adopt the Business Combination Agreement, dated as of March 8, 2022 (as it may be amended and/or restated from time to time, the “Business Combination Agreement”, and to which the form of Plan of Merger required by the Companies Act (As Revised) of the Cayman Islands (the “Plan of Merger”) is appended), a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein (the “Transactions”), including the business combination (the “Business Combination”) whereby SatixFy MS, a Cayman Islands exempted company (“Merger Sub”) and a direct, wholly owned subsidiary of SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (“SatixFy”), will merge with and into EDNCU with EDNCU surviving the merger as a wholly owned subsidiary of SatixFy (the “Business Combination Proposal”); and
Proposal No. 2 — The Merger Proposal — A special resolution to authorize and approve the Plan of Merger and the merger of Merger Sub with and into EDNCU, with EDNCU surviving the merger as a wholly-owned subsidiary of SatixFy, and the issuance of SatixFy Ordinary Shares to EDNCU shareholders as merger consideration (the “Merger Proposal”); and
Proposal No. 3 — The Adjournment Proposal — An ordinary resolution to approve the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve the Business Combination Proposal or Merger Proposal or in order to seek withdrawals if EDNCU’s Public Shareholders have elected to redeem an amount of EDNCU Class A ordinary shares such that EDNCU reasonably expects the minimum available cash condition contained in the Business Combination Agreement would not be satisfied (the “Adjournment Proposal”).
Recommendation of EDNCU’s Board of Directors
EDNCU’s board of directors has unanimously determined that each of the proposals outlined above is in the best interests of EDNCU and recommended that EDNCU shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal and “FOR” the Adjournment Proposal, if presented.

Record Date; Persons Entitled to Vote
EDNCU shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned EDNCU ordinary shares at the close of business on           , 2022, which is the record date for the extraordinary general meeting. Shareholders will have one vote for each EDNCU ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. EDNCU’s warrants do not have voting rights. On the record date, there were 25,000,000 EDNCU ordinary shares outstanding, of which 20,000,000 were EDNCU Public Shares.
Quorum
A quorum is the minimum number of EDNCU ordinary shares that must be present to hold a valid meeting. A quorum will be present at the EDNCU extraordinary general meeting if a majority of the voting power of the issued and outstanding EDNCU ordinary shares entitled to vote at the meeting are represented at the extraordinary general meeting in person or by proxy. As of the record date, 12,500,001 EDNCU ordinary shares would be required to achieve a quorum. Abstentions will be counted as present for purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum. The Sponsor is a record holder and is entitled to vote an aggregate of approximately 14.3% of the issued and outstanding EDNCU ordinary shares. The Sponsor has agreed to appear at the extraordinary general meeting to establish a quorum for the purpose of approving the proposals. In addition to the EDNCU ordinary shares held by the Sponsor, EDNCU would need 8,930,001 EDNCU ordinary shares, or approximately 35.7%, of the 25,000,000 issued and outstanding EDNCU ordinary shares to appear at the meeting in order to establish a quorum.
Vote Required
The proposals to be presented at the extraordinary general meeting will require the following votes:
Business Combination Proposal — The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the EDNCU Articles, being the affirmative vote of shareholders holding a majority of the EDNCU ordinary shares which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present. The Transactions will not be consummated if EDNCU has less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to or upon consummation of the Transactions.
Merger Proposal — The approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the EDNCU Articles, being the affirmative vote of shareholders holding at least two-thirds of the EDNCU ordinary shares which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.
Adjournment Proposal — The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the EDNCU Articles, being the affirmative vote of shareholders holding a majority of the EDNCU ordinary shares which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.
The Sponsor, EDNCU’s officers, directors and advisors and the anchor investors in the EDNCU IPO that received Founder Shares are record holders and are entitled to vote an aggregate of 20.0% of the issued and outstanding EDNCU ordinary shares. The Sponsor and EDNCU’s officers, directors and advisors have agreed to vote any EDNCU equity securities, including the Founder Shares, held by them in favor of the Business Combination Proposal and the Merger Proposal. Additionally, the anchor investors have agreed to vote any Founder Shares held by them in favor of the Business Combination. Assuming only a majority of all the EDNCU ordinary shares entitled to vote at the meeting are represented at the extraordinary general meeting in person or by proxy, in addition to the Founder Shares held by the Sponsor, EDNCU directors and advisors and certain anchor investors in the EDNCU IPO, EDNCU would need 3,333,334 EDNCU Public Shares, or approximately 16.7%, of the 20,000,000 issued and outstanding EDNCU Public Shares to be voted in favor of the Merger Proposal and 1,250,001 EDNCU Public Shares, or approximately 6.3%, of the 20,000,000 issued and outstanding EDNCU Public Shares to be voted in favor of the Business Combination Proposal and the Adjournment Proposal in order for them to be approved. Assuming all of the EDNCU Public Shares entitled to vote at the extraordinary general meeting are represented at the extraordinary general meeting in person or by proxy, in addition to the EDNCU ordinary Shares held by the Sponsor, EDNCU directors and advisors and certain anchor investors in the EDNCU IPO, EDNCU would need 11,666,667 EDNCU Public Shares, or approximately 58.3%, of the 20,000,000 issued and outstanding EDNCU Public Shares to be voted in favor of the Merger Proposal and 7,500,001 EDNCU Public Shares, or approximately 37.5%, of the 20,000,000 issued and outstanding EDNCU Public Shares to be voted in favor of the Business Combination Proposal and the Adjournment Proposal in order for them to be approved.
Voting Your Shares — Shareholders of Record
If you are a holder of record of EDNCU ordinary shares at the close of business on the record date, there are two ways to vote your EDNCU ordinary shares at the extraordinary general meeting:
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By Mail. You may vote by proxy by completing the enclosed proxy card and returning it in the postage-paid return envelope and, in any event so as to be received by EDNCU no later than at     a.m. Eastern Time, on                 , 2022, being 48 hours before the time appointed for the holding of the extraordinary general meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting). If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted “FOR” all of the proposals in accordance with the recommendation of EDNCU’s board of directors. Proxy cards received after a matter has been voted upon at the extraordinary general meeting will not be counted.

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In Person. You may attend the extraordinary general meeting virtually over the Internet by joining the live audio webcast and voting electronically by submitting a ballot through the web portal during the extraordinary general meeting webcast. You may attend the extraordinary general meeting webcast by accessing the web portal located at https://           and following the instructions set forth on your proxy card. See “Questions and Answers about the Business Combination and the Extraordinary General Meeting — When and where will the extraordinary general meeting take place?” for more information.

Voting Your Shares — Beneficial Owners
If you hold your EDNCU ordinary shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the EDNCU ordinary shares you beneficially own are properly counted. If you hold your EDNCU ordinary shares in “street name” and you wish to attend the extraordinary general meeting virtually and vote, you must obtain a legal proxy from the shareholder of record and e-mail a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the extraordinary general meeting. Holders should contact their broker, bank or nominee for instructions regarding obtaining a proxy. Holders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the extraordinary general meeting. You will receive an e-mail prior to the meeting with a link and instructions for entering the extraordinary general meeting. “Street name” holders should contact Continental on or before            , 2022.
Abstentions and Broker Non-Votes
An abstention occurs when a shareholder attends a meeting, or is represented by proxy, but abstains from voting. At the meeting, abstentions will be counted as present for purposes of determining whether a quorum exists. Assuming that a quorum is present, an EDNCU shareholders’ abstention will have no effect on the outcome of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal.

Broker non-votes are shares held in “street name” by brokers, banks and other nominees that are present or represented by proxy at the meeting, but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and such broker, bank or other nominee does not have discretionary voting power on such proposal. Because, under Nasdaq rules, brokers, banks and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the three proposals described in this proxy statement/prospectus, if a beneficial owner of shares of EDNCU ordinary shares held in “street name” does not give voting instructions to the broker, bank or other nominee, then those shares will not be permitted under Nasdaq rules to be voted at the meeting, and thus will not be counted as present or represented by proxy at the meeting. The vote to approve the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal are based on the votes cast by the shareholders present or represented by proxy and entitled to vote at the meeting, not just the shares that are counted as present or represented by proxy at the meeting. As a result, assuming that a quorum is present, if you fail to issue voting instructions to your broker, bank or other nominee, it will have no effect on the outcome of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal.
Failure to Vote
If you are a holder of record of EDNCU ordinary shares and you do not sign and return your proxy card by mail or attend and vote at the extraordinary general meeting, your shares will not be voted at the meeting, will not be counted as present or represented by proxy at the meeting and will not be counted as present for purposes of determining whether a quorum exists.
As discussed above, under Nasdaq rules, brokers, banks and other nominees do not have discretionary voting authority with respect to any of the three proposals described in this proxy statement/prospectus. Accordingly, if you are the beneficial owner of shares held in “street name” and you do not issue voting instructions to your broker, bank or other nominee, your shares will not be voted at the meeting and will not be counted as present or represented by proxy at the meeting or counted as present for purposes of determining whether a quorum exists.
The vote to approve the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal is based on the votes cast by the shareholders present or represented by proxy and entitled to vote at the meeting, not just the shares that are counted as present or represented by proxy at the meeting. As a result, assuming that a quorum is present, if you fail to vote your shares, it will have no effect on the outcome of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal.
Revoking Your Proxy
If you are a holder of record of EDNCU ordinary shares and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
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you may send another proxy card to EDNCU’s transfer agent with a later date so that it is received no later than at                 a.m. Eastern Time, on                 , 2022, being 48 hours before the time appointed for the holding of the extraordinary general meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting);

•
you may notify EDNCU’s transfer agent in writing, prior to the vote at the extraordinary general meeting, that you have revoked your proxy; or

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you may attend the live audio webcast of the extraordinary general meeting and vote electronically, although your attendance alone will not revoke any proxy that you have previously given.

If you hold your EDNCU ordinary shares in “street name,” you may submit new instructions on how to vote your shares by contacting your broker, bank or other nominee. If you hold your EDNCU ordinary shares in “street name” and wish to virtually attend the extraordinary general meeting and vote through the web portal, you must obtain a legal proxy from your broker, bank or nominee.

Who Can Answer Your Questions About Voting Your Shares
If you are an EDNCU shareholder and have any questions about how to vote or direct a vote in respect of your EDNCU ordinary shares, you may call     , EDNCU’s proxy solicitor, at           .
Redemption Rights
EDNCU Public Shareholders may seek to redeem their EDNCU Public Shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any EDNCU Public Shareholder may demand that EDNCU redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was $      per share as of      , 2022, the extraordinary general meeting record date), calculated as of two (2) business days prior to the anticipated consummation of the Business Combination in accordance with the EDNCU Articles. If a holder properly seeks redemption as described in this section and the Business Combination with SatixFy is consummated, EDNCU will redeem these shares for a pro rata portion of funds deposited in the Trust Account calculated in accordance with the EDNCU Articles and the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, an EDNCU Public Shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the EDNCU Public Shares. Accordingly, all EDNCU Public Shares in excess of 15% held by an EDNCU Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.
The Sponsor and the EDNCU officers and directors have entered into a letter agreement with EDNCU, pursuant to which they have agreed to waive their redemption rights with respect to their Founder Shares and any EDNCU Class A ordinary shares they may hold in connection with the completion of the Business Combination. See “Agreements Entered Into In Connection With The Business Combination Agreement — Sponsor Letter Agreement.”
If you are a holder of EDNCU Public Shares and wish to exercise your redemption rights, you must:
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submit a written request to Continental, EDNCU’s transfer agent, in which you (i) request that EDNCU redeem all or a portion of your EDNCU Public Shares for cash, and (ii) identify yourself as the beneficial holder of the EDNCU Public Shares and provide your legal name, phone number and address; and

•
either tender your share certificates (if any) to Continental, EDNCU’s transfer agent, or deliver your EDNCU Public Shares to the transfer agent electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian (DWAC) System.

Holders must complete the procedures for electing to redeem their EDNCU Public Shares in the manner described above on           , 2022, two (2) business days prior to the extraordinary general meeting, in order for their EDNCU Public Shares to be redeemed. If you hold the shares in “street name”, you will have to coordinate with your broker, bank or nominee to have the EDNCU Public Shares you beneficially own certificated or delivered electronically.
Holders or EDNCU Units must elect to separate the EDNCU Units into the underlying EDNCU Public Shares and the EDNCU Public Warrants prior to exercising redemption rights with respect to the EDNCU Public Shares. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to EDNCU Public Shareholders for the return of their shares.

EDNCU’s transfer agent can be contacted at the following address:
Continental Stock Transfer & Trust Company
1 State Street — 30th Floor
New York, New York 10004
Attn:
Email:
Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if an EDNCU Public Shareholder delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically). Such a request must be made by contacting Continental, EDNCU’s transfer agent, at the phone number or address set out above.
If the Business Combination is not approved or completed for any reason, then EDNCU Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their EDNCU Public Shares for a full pro rata portion of the Trust Account, as applicable. In such case, EDNCU will promptly return any shares delivered by EDNCU Public Shareholders. If EDNCU would be left with less than $5,000,001 of net tangible assets as a result of the EDNCU Public Shareholders properly demanding redemption of their EDNCU Public Shares for cash, EDNCU will not be able to consummate the Business Combination.
The closing price of EDNCU Public Shares on      , 2022, the extraordinary general meeting record date, was $      . The cash held in the Trust Account on such date was approximately $      million ($ per public share). Prior to exercising redemption rights, EDNCU Public Shareholders should verify the market price of EDNCU Public Shares as they may receive higher proceeds from the sale of their EDNCU ordinary shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. EDNCU cannot assure its shareholders that they will be able to sell their EDNCU ordinary shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.
If an EDNCU Public Shareholder exercises his, her or its redemption rights, then he, she or it will be exchanging its EDNCU ordinary shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than                 , 2022 (two (2) business days prior to the extraordinary general meeting) by delivering your shares (either physically or electronically) to EDNCU’s transfer agent.
For a detailed discussion of the material U.S. federal income tax considerations for shareholders with respect to the exercise of these redemption rights, see “U.S. Federal Income Tax Consequences — U.S. Holders Exercising Redemption Rights with Respect to EDNCU ordinary shares” beginning on page 257. The consequences of a redemption to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.
Appraisal Rights under the Cayman Companies Law
Holders of record of EDNCU ordinary shares may have appraisal rights in connection with the Business Combination under the Cayman Companies Law. In this proxy statement/prospectus, these appraisal or dissent rights are sometimes referred to as “Dissent Rights.”
Holders of record of EDNCU ordinary shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its EDNCU ordinary shares must give written objection to the Business Combination to EDNCU prior to the shareholder vote to approve the Business Combination and follow the procedures set out in Section 238 of the Cayman Companies Law. These statutory appraisal rights are separate to and mutually exclusive of the right of EDNCU Public Shareholders to demand that their EDNCU Public Shares are redeemed for cash for a pro rata share of the funds on deposit in the Trust Account in accordance with the EDNCU Articles. It is possible that if an EDNCU Public Shareholder exercises appraisal rights, the fair value of the EDNCU ordinary shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than such holder would obtain if he, she, or it exercised his, her or its redemption rights as described herein. EDNCU believes that such fair value would equal the amount that EDNCU Public Shareholders would obtain if they exercise their redemption rights as described herein.
EDNCU shareholders need not vote against any of the proposals at the extraordinary general meeting in order to exercise Dissent Rights. An EDNCU shareholder which elects to exercise Dissent Rights must do so in respect of all of the EDNCU ordinary shares that person holds and will lose their right to exercise their redemption rights as described herein.
At the Effective Time, the Dissenting EDNCU Shares shall automatically be cancelled by virtue of the Business Combination, and each Dissenting EDNCU Shareholder will thereafter cease to have any rights with respect to such shares, except the right to be paid the fair value of such shares and such other rights as are granted by the Cayman Companies Law. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn, forfeited or lost his, her or its rights under Section 238 of the Cayman Companies Law (including in the circumstances described in the immediately following paragraph) or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Companies Law, then the right of such holder to be paid the fair value of such holder’s Dissenting EDNCU Shares under Section 238 of the Cayman Companies Law will cease, the shares will no longer be considered Dissenting EDNCU Shares and such holder’s former EDNCU ordinary shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration comprising one SatixFy Ordinary Share for each EDNCU ordinary share, without any interest thereon. As a result, such EDNCU shareholder would not receive any cash for their EDNCU ordinary shares and would become a shareholder of SatixFy.
In the event that any EDNCU shareholder delivers notice of their intention to exercise Dissent Rights, EDNCU, SatixFy and Merger Sub may, in their sole discretion, elect to delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Companies Law. Section 239 of the Cayman Companies Law states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. In circumstances where the limitation under Section 239 of the Cayman Companies Law is invoked, no Dissent Rights would be available to EDNCU shareholders, including those EDNCU shareholders who previously delivered a written objection to the Business Combination prior to the extraordinary general meeting and followed the procedures set out in Section 238 of the Cayman Companies Law in full up to such date, and such holder’s former EDNCU ordinary shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration comprising one SatixFy Ordinary Share for each EDNCU ordinary share, without any interest thereon. Accordingly, EDNCU shareholders are not expected to ultimately have any appraisal or dissent rights in respect of their EDNCU ordinary shares and the certainty provided by the redemption process may be preferable for EDNCU Pubic Shareholders wishing to exchange their public EDNCU Public Shares for cash.
Proxy Solicitation Costs
EDNCU is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone. EDNCU and its directors, officers and employees may also solicit proxies online. EDNCU will file with the SEC all scripts and other electronic communications as proxy soliciting materials. EDNCU will bear the cost of the solicitation.
EDNCU has hired           to assist in the proxy solicitation process. EDNCU will pay to           a fee of $      , plus disbursements.
EDNCU will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. EDNCU will reimburse them for their reasonable expenses.

Other Matters
As of the date of this proxy statement/prospectus, EDNCU’s board of directors does not know of any business to be presented at the extraordinary general meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the extraordinary general meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.
Interests of EDNCU’s Officers and Directors in the Transactions
In considering the recommendation of EDNCU’s board of directors to vote in favor of approval of the Business Combination, EDNCU shareholders should keep in mind that the Sponsor and EDNCU’s directors and executive officers, and entities affiliated with them, have interests in such proposals that are different from, or in addition to, those of EDNCU’s shareholders generally. In particular:
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If the Business Combination with SatixFy or another business combination is not consummated by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles), EDNCU will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding EDNCU Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding EDNCU Public Shares, which redemption will completely extinguish EDNCU Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and, subject to the approval of its remaining shareholders and EDNCU’s board of directors and applicable law, dissolving and liquidating. In such event, the 5,000,000 Founder Shares (of which the Sponsor still holds 3,570,000 Founder Shares, and the directors and advisors collectively hold 180,000 Founder Shares), which were originally acquired by the Sponsor for $25,000, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such Founder Shares had an aggregate market value of $      million based upon the closing price of the EDNCU Public Shares of $      per share on Nasdaq on           , 2022. On the other hand, if the Business Combination is consummated, each EDNCU ordinary share (including such Founder Shares) will be converted into one SatixFy Ordinary Share subject to adjustment described herein.

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The Sponsor has spent $25,000 to purchase 5,000,000 Founder Shares (of which it still holds 3,570,000 Founder Shares) and $6,630,000 to purchase 6,630,000 EDNCU Private Warrants in a private placement from EDNCU for $1.00 per private warrant. The Founder Shares held by the Sponsor had an aggregate value of $      million based upon the closing price of EDNCU Public Shares of $      per share on Nasdaq on           , 2022 and the EDNCU Private Warrants had an aggregate market value of $      million based upon the closing price of EDNCU Public Warrants of $      per EDNCU warrant on Nasdaq on           , 2022. The Founder Shares and the EDNCU Private Warrants will become worthless if EDNCU does not consummate a business combination by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles).

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The Sponsor will receive 500,000 Price Adjustment Shares that will vest at three price adjustment achievement dates. See “The Business Combination Agreement — Consideration and Effects of the Business Combination — Price Adjustment Shares” for more information about the achievement dates.

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Pursuant to the Unit Subscription Agreements and after the Closing, if the average trading price of the SatixFy Ordinary Shares during the thirty (30) consecutive days ending on the sixtieth (60th) day after the effectiveness of the resale registration statement that will register the PIPE Shares and PIPE Warrants is less than $10.00 per share, there shall be an adjustment such that the Sponsor shall forfeit, and the PIPE Investors (which includes an affiliate of the Sponsor) shall be entitled to receive at the Closing, up to 391,731 SatixFy Ordinary Shares that were issued to the Sponsor and put into the Escrow Account. All such shares will be released from the Escrow Account to the PIPE Investors by the Sponsor if the trading price of the SatixFy Ordinary Shares is $6.50 or lower during the applicable measurement period. Additionally, existing SatixFy shareholders contributed 1,175,192 SatixFy Ordinary Shares otherwise issuable to them upon Closing that are subject to release from escrow to the PIPE Investors on the same terms as the shares contributed by the Sponsor (including forfeiture to the affiliate of the Sponsor that is participating in the PIPE Financing). If the average trading price of the SatixFy Ordinary Shares during the period described above is equal to or greater than $10.00 per share, the Sponsor and the SatixFy shareholders shall have the above mentioned shares returned to them from the Escrow Account.
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The Sponsor will be subject to a one hundred eighty (180) day lock-up on sales of SatixFy Ordinary Shares after the Closing, which has been reduced from the EDNCU IPO.

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If EDNCU is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by EDNCU for services rendered or contracted for or products sold to EDNCU. If EDNCU consummates a business combination, on the other hand, EDNCU will be liable for all such claims.

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The Sponsor and EDNCU’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on EDNCU’s behalf, such as identifying and investigating possible business targets and business combinations. However, if EDNCU fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, EDNCU may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles). As of the record date, the Sponsor and EDNCU’s officers and directors and their affiliates had incurred approximately $      of unpaid reimbursable expenses.

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The Business Combination Agreement provides for the continued indemnification of EDNCU’s current directors and officers and the continuation of directors’ and officers’ liability insurance covering EDNCU’s current directors and officers.

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EDNCU’s Sponsor, officers and directors (or their affiliates) may make loans from time to time to EDNCU to fund certain capital requirements. If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to EDNCU outside of the Trust Account.

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The Sponsor has designated Richard C. Davis, to serve as a member of the board of directors of SatixFy following the closing of the Business Combination and, therefore, in the future Mr. Davis will receive any cash fees, stock options or stock awards that SatixFy’s board of directors determines to pay to its non-executive directors.

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Affiliates of the Sponsor have agreed to invest an aggregate amount of $10.0 million to purchase 1,000,000 PIPE Units in connection with the PIPE Financing to be completed at the closing of the Business Combination.

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The Sponsor will benefit financially from the completion of any business combination even if the stock price declines after the Business Combination, generating a negative return for other shareholders. The Sponsor will lose substantially all of its investment in EDNCU and will not be reimbursed for any out-of- pocket expenses if an initial business combination is not completed prior to March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles). Thus, if the proposed Business Combination with SatixFy is not consummated, EDNCU may seek to complete a business combination with a less favorable target company or on terms less favorable to EDNCU shareholders rather than choose to dissolve and liquidate.

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The Sponsor paid an aggregate of $25,000 for 5,000,000 Founder Shares (of which it still holds 3,570,000 Founder Shares), which had an aggregate market value of $      million based upon the closing price of $      per share on Nasdaq on           , 2022. If the proposed Business Combination with SatixFy is consummated, the Sponsor may still earn a positive rate of return on its investment, even if other shareholders experience a negative rate of return post-Business Combination.

Purchases of EDNCU Shares
At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding EDNCU or its securities, the Sponsor, EDNCU’s officers and directors, SatixFy, SatixFy shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire EDNCU ordinary shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with SatixFy’s consent, the transfer to such investors or holders of shares or warrants owned by the Sponsor for nominal value.
Entering into any such arrangements may have a depressive effect on EDNCU ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the extraordinary general meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such proposals would be approved. No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus by the Sponsor, EDNCU officers and directors, SatixFy, SatixFy shareholders or any of their respective affiliates. EDNCU will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL ONE — THE BUSINESS COMBINATION PROPOSAL
The following is a discussion of the proposed Business Combination and the Business Combination Agreement. This is a summary only and may not contain all of the information that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. EDNCU shareholders are urged to read this entire proxy statement/prospectus carefully, including the Business Combination Agreement, for a more complete understanding of the Business Combination.
General
Transaction Structure
The Business Combination Agreement provides for the merger of Merger Sub with and into EDNCU, with EDNCU surviving the Business Combination as a wholly owned subsidiary of SatixFy.
Pro Forma Capitalization
The pro forma equity valuation of SatixFy upon consummation of the Transactions is estimated to approximately $813 million, assuming no redemptions. We estimate that at the Effective Time, assuming none of the EDNCU Public Shareholders demand redemption of their EDNCU Public Shares pursuant to the EDNCU Articles and there are no Dissenting EDNCU Shareholders and excluding the potential dilutive impact of any Permitted Interim Financing, the shareholders of SatixFy are expected own approximately 71.9% of the outstanding SatixFy Ordinary Shares and the shareholders of EDNCU (including the Sponsor), and certain accredited investors purchasing PIPE Units will own the remaining SatixFy Ordinary Shares.
Business Combination Consideration
Prior to the Effective Time, each SatixFy Preferred Share issued and outstanding immediately prior to the Closing Date will be converted into one SatixFy Ordinary Share. Immediately following the Preferred Share Conversion, but prior to the Effective Time, each issued and outstanding SatixFy Ordinary Share will be converted into a number of SatixFy Ordinary Shares determined by multiplying each such SatixFy Ordinary Share by the Exchange Ratio. Additionally, immediately following the Pre-Closing Recapitalization but prior to the Effective Time, each SatixFy Option outstanding and unexercised immediately prior to the Effective Time, will be adjusted by multiplying the number of SatixFy Ordinary Shares subject to such option by the Exchange Ratio and the per share exercise price will determined by dividing the exercise price of such option immediately prior to the Effective Time by the Exchange Ratio. In addition, immediately following the Pre-Closing Recapitalization but prior to the Effective Time, each SatixFy warrant outstanding prior to the Effective Time will be adjusted by multiplying the number of SatixFy Ordinary Shares subject to such warrant by the Exchange Ratio and the per share exercise price will be determined by dividing the per share exercise price of such warrant immediately prior to the Effective Time by the Exchange Ratio. Nearly all SatixFy warrants issued and outstanding prior to the Effective Time will be exercised on a cashless basis assuming a then price per share equal to $10.00, and no SatixFy warrants shall survive after the Effective Time with any other warrant being cashed out.
Pursuant to the Business Combination Agreement and assuming the Pre-Closing Recapitalization has occurred, at the Effective Time, (i) each EDNCU ordinary share (excluding treasury shares, redeeming shares and dissenting shares), will be exchanged for one SatixFy Ordinary Share and (ii) each outstanding EDNCU warrant will be assumed by SatixFy and will become a warrant exercisable for one SatixFy Ordinary Share (subject the terms and conditions of the SatixFy Warrant Assumption Agreement). Upon consummation of the Business Combination, assuming none of the EDNCU Public Shareholders demand redemption pursuant to the EDNCU Articles and that there are no Dissenting EDNCU Shareholders and excluding the potential dilutive impact of any Permitted Interim Financing, the shareholders of SatixFy (including certain members of SatixFy’s management) are expected to own approximately 71.9% of the SatixFy Ordinary Shares (including the Price Adjustment Shares), the Sponsor is expected to own approximately 4.0% of the SatixFy Ordinary Shares (including the Price Adjustment Shares) and the EDNCU Public Shareholders (together with holders of Founder Shares other than the Sponsor) and the

PIPE Investors are expected to own approximately 21.2% and 2.9% of the outstanding SatixFy Ordinary Shares, respectively. The ownership percentages set forth above do not take into account any warrants that will be outstanding as of the closing and may be exercised thereafter, any shares underlying options, vested or unvested, that may be exercised hereafter or any transactions that may be entered into after the date hereof.
Background of the Business Combination
EDNCU is a blank check company incorporated on April 23, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or assets. The proposed Business Combination was the result of a search for a potential transaction using the network, investing and operating experience of EDNCU’s management team. The terms of the Business Combination Agreement were the result of extensive negotiations between EDNCU and SatixFy. The terms of the Business Combination Agreement and the other Ancillary Documents are the result of an arm’s-length negotiation between EDNCU and SatixFy and their respective representatives and advisors. The following is a brief description of the background of these negotiations, the Business Combination Agreement (and the Ancillary Documents) and the Business Combination.
The registration statement for the EDNCU IPO was declared effective on September 14, 2021. On September 17, 2021, EDNCU consummated the EDNCU IPO consisting of 20,000,000 units at $10.00 per unit generating aggregate gross proceeds of $200,000,000, before underwriting discounts and expenses. The underwriters did not exercise their over-allotment option. Simultaneously with the consummation of the EDNCU IPO, the Company consummated the private placement of 7,630,000 warrants in the aggregate to the Sponsor and Cantor at a price of $1.00 per warrant in a private placement, generating gross proceeds to the Company of $7,630,000. Following the closing of the EDNCU IPO on September 17, 2021, an amount equal to $201,000,000 from the net proceeds of the sale of the units in the EDNCU IPO and the sale of the private placement warrants to the Sponsor and Cantor was placed into the Trust Account.
Prior to the consummation of the EDNCU IPO, neither EDNCU, nor any authorized person on its behalf, initiated any substantive discussions, formal or otherwise, with respect to a business combination involving EDNCU.
After the completion of the EDNCU IPO, EDNCU considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of EDNCU contacted and were contacted by numerous individuals and entities who presented ideas for business combination opportunities, including financial advisors and companies operating in the data infrastructure and analytics areas, with a primary focus on space and wireless industries and related technology and services. EDNCU considered businesses that it believed had attractive long-term growth potential, were well-positioned within their industry, had an experienced management team, would benefit from being a public company such as access to a broader source of capital and greater visibility, and would benefit from the substantial operational experience and network of strategic relationships of EDNCU’s management team. Representatives of EDNCU engaged in extensive due diligence and multiple detailed discussions directly with the senior executives and/or stockholders of several potential business combination opportunities as part of its overall business combination evaluation process. In each case (other than SatixFy), following these additional discussions, negotiations and preliminary due diligence, EDNCU ultimately determined to abandon these other potential acquisition opportunities either because (i) the potential target pursued an alternative transaction or strategy or (ii) EDNCU concluded that the target business would not be a suitable acquisition at that time.
Due to the extensive background and experience of the EDNCU management team in the target industries, EDNCU was aware of potentially hundreds of companies from a wide range of industry segments within the Space-based technology area, including semiconductor and satellite private companies ranging from pre-revenue companies to those with significant existing revenue streams, that could be what EDNCU believed to be attractive investment opportunities. EDNCU put together an initial target list of 25 companies that represented the most attractive opportunities in EDNCU’s judgment and which EDNCU would pursue to discuss the potential for a business combination transaction due to many or all having the following characteristics: attractive long-term growth potential, being well-positioned within their industry, an experienced management team, potential benefits from being a public company such as access to a broader source of capital and greater visibility, and potential benefits from the substantial operational experience and network of strategic relationships of EDNCU’s management team. SatixFy was one of the companies at the top of that list due to work, not relating to activities of EDNCU, that members of EDNCU’s management team had done, or were currently doing in the industry in the ordinary course of business. In particular, EDNCU believed SatixFy had a strong management team, a high margin growth business with compelling intellectual property and was positioned, in EDNCU’s view, as the only technology company that could serve as a key enabler of the satellite communications systems currently under development in the market. In total, EDNCU had substantive discussions with 22 of those companies (including SatixFy) with respect to potential business combinations and discussed potential valuations and structures. EDNCU entered into customary Non-Disclosure Agreements (“NDAs”)’s with three companies, a regional GEO satellite orbit satellite operator (“Company A”), a satellite communications provider (“Company B”) and SatixFy.
Mr. Davis and Dr. Shaw first became aware of SatixFy in 2017 through their role with ArgoSat Consulting LLC (“ArgoSat”) while working with a Fortune 500 media company on negotiations with one of the world’s largest satellite fleet operators as a potential ground system solution for their fleet of non-GEO satellites. Over the next couple of years, such management members included SatixFy in client reports as being one of the leading ground system solution providers for non-GEO satellites. In 2019, as part of such management members work as Lenders’ Technical Advisor to a large LEO constellation, they were reintroduced to SatixFy as a technology solution that had been identified for their client’s system. In 2020, SatixFy announced the tape-out, successful testing and commercial availability of their SX-3099 chip, at which point they were selected to be the baseline solution for that operator’s ground systems.
On August 31, 2021, SatixFy entered into an engagement letter with Barclays Capital Inc. (“Barclays”) pursuant to which SatixFy engaged Barclays to provide, among other services, financial and capital markets advice on, and help negotiate, various different capital raise and corporate finance transactions, including potentially a business combination in which SatixFy and/or its subsidiaries would merge with or into another company or a special purpose acquisition vehicle or an affiliate thereof and which would constitute the “initial business combination” of the special purpose acquisition vehicle.
On September 1, 2021, ArgoSat was contacted by Barclays, financial advisor to SatixFy, to inquire as to whether ArgoSat could help SatixFy in their capital raising process. ArgoSat signed an NDA with SatixFy on September 7, 2021 and had an initial meeting with them on September 8, 2021 to understand SatixFy’s capital needs, goals and timelines. No additional diligence was conducted by ArgoSat during these conversations nor were there any discussions on valuation of SatixFy or about a potential business combination with EDNCU. This potential engagement with ArgoSat is part of its ordinary business activities including a working relationship with Barclays. On September 16, 2021, after the EDNCU IPO, ArgoSat discontinued these discussions as EDNCU identified SatixFy as a potential business combination partner and after SatixFy indicated on such date that they would be interested in having further discussions about a potential business combination with EDNCU. EDNCU determined that SatixFy was an attractive business combination partner due to EDNCU’s belief that SatixFy had a strong management team, a high margin growth business with compelling intellectual property and was positioned, in EDNCU’s view, as the only technology company that could serve as a key enabler of the satellite communications systems currently under development in the market.
On September 17, 2021, EDNCU signed a customary NDA with SatixFy and SatixFy began providing preliminary confidential information to EDNCU regarding SatixFy and its business operations, including information pertaining to SatixFy’s chip technology and market demand. Between September 20, 2021 and December 21, 2021, EDNCU and its advisors conducted business, technical, legal and financial diligence with respect to SatixFy and researched SatixFy’s industry and outlook.
Beginning on September 20, 2021 through October 27, 2021, at least twice weekly meetings via teleconference or video conferences were held among members of the EDNCU team including Richard Davis (Director and Chief Executive Officer), Graeme Shaw (Chief Technical Officer), Romeo Reyes (Chief Financial Officer), and Chandra Patel (Chairman of the Board) in order to discuss matters relating to EDNCU’s initial business combination. Initially, such meetings were intended to allow the EDNCU team to provide updates regarding the status of the evaluation of, and outreach to, potential business combination targets. Those meetings continued after October 27, 2021, during which the EDNCU team provided updates regarding the status of the potential business combination transaction with SatixFy, including with respect to the due diligence review being conducted by the EDNCU management team and EDNCU’s advisors, the negotiation of potential business combination terms and definitive transaction documents, the status of the PIPE Financing, and other related matters.
Beginning on September 20, 2021, discussions between Messrs. Patel, Davis, Reyes and Dr. Shaw of EDNCU, Yoel Gat, the Chief Executive Officer of SatixFy, and Yoav Leibovitch, the Chief Financial Officer of SatixFy, and their respective advisors occurred through multiple phone conversations, video conferences and email exchanges with respect to the merits of a possible business combination, including potential valuations and potential transaction structures. On September 22, 2021, there was an introductory diligence meeting between EDNCU management, Barclays and Mr. Leibovitch. From September 22, 2021 to October 27, 2021 (the date a non-binding (other than exclusivity) letter of intent (“LOI”) between EDNCU and SatixFy was signed), Messrs. Patel, Davis, Reyes and Dr. Shaw of EDNCU, Messrs. Gat and Leibovitch of SatixFy and their respective advisors had many virtual meetings, telephone conversations and email exchanges to discuss SatixFy’s business and operations, including its products, the competitive environment in which SatixFy operates its capital structure, certain financial aspects of its business and growth opportunities. They also discussed potential structures for a business combination. As these discussions progressed, both parties agreed that a business combination between EDNCU and SatixFy was intriguing and the parties further explored the possibility of a potential business combination transaction.
From September 20, 2021 through October 27, 2021, EDNCU and its advisors conducted preliminary business, technical, financial and legal due diligence with respect to SatixFy and researched SatixFy’s industry, customers and outlook.
On September 25, 2021, representatives of SatixFy emailed an initial draft of a non-binding LOI to Messrs. Patel, Davis, Reyes and Dr. Shaw of EDNCU which assumed, consistent with EDNCU management’s preliminary analysis of projected financial results of SatixFy and subject to further due diligence, an initial pre-money equity valuation of $985.0 million, pro forma enterprise value of $1.0895 billion and a pro forma equity value of $1.322 billion. The LOI also contemplated a PIPE Financing of $50.0 million as well as issuance of approximately 20.0 million Price Adjustment Shares to SatixFy’s founders, which additional Price Adjustment Shares will vest in three equal tranches based on the achievement of pre-determined share price milestones prior to the tenth anniversary of the Closing, which number of additional shares and share milestones were proposed by SatixFy, with the advice of its financial advisors, based on the valuation of SatixFy in the transaction and comparable de-SPAC precedent transactions involving similar arrangements reviewed by SatixFy and its financial advisors. The LOI also contemplated subjecting up to 40% of the founder shares of the Sponsor to vesting or forfeiture provisions based on amounts related to cash raised from the Trust Account after giving effect to redemptions, a minimum cash condition to SatixFy’s obligations to consummate the transaction of at least $100 million raised in the PIPE Financing or from the Trust Account (after giving effect to redemptions and expected transaction expenses) and an exclusivity period subject to a number of exceptions around SatixFy raising capital outside of the PIPE Financing. SatixFy was concerned that the business combination process would take many months and that SatixFy required capital sooner to continue its business plan and operations. The LOI was provided as a framework for preliminary discussions regarding specific terms of a potential business combination transaction and contemplated that the parties would agree to binding exclusivity from the execution of the LOI.
On September 27, 2021, EDNCU signed an NDA with Company A, which is a regional GEO satellite orbit satellite operator. Between October 1, 2021 and October 27, 2021, EDNCU conducted business, financial and technical diligence, engaged in diligence calls with Company A management to discuss Company A’s business outlook and strategy as well as its capital structure. Further discussions were terminated as Company A did not meet EDNCU’s criteria for a business combination at such time.
Discussions continued between the parties on the draft LOI including which entity should survive, pre-money equity valuations, and pre- and post-money enterprise valuations, the minimum cash condition and terms of a PIPE Financing, exclusivity terms and what ability SatixFy would retain to raise capital independent of the PIPE Financing. On September 28, 2021, the full Board of EDNCU met by video conference and among the topics discussed was a potential transaction with and the entering into exclusivity with SatixFy. Messrs. Davis, Reyes and Dr. Shaw discussed with the Board the preliminary terms set forth in the LOI, their initial view as to valuation, what work streams would be conducted to get to a potential execution of the LOI including diligence and analysis to be conducted and information on SatixFy’s business, products and markets.
On September 29, 2021, representatives of EDNCU sent to SatixFy a revised LOI draft, which contained revised terms including, among other proposals, a pre-money equity valuation of $985.0 million, pro forma enterprise value of $1.0515 billion and a pro forma equity value of $1.285 billion, a minimum cash condition to EDNCU’s obligations to consummate the transaction of at least $130 million of net cash raised in the PIPE Financing or from the Trust Account (after giving effect to redemptions), a revised minimum cash condition to SatixFy’s obligations to consummate the transaction of at least $100 million of net cash raise in the PIPE Financing or from the Trust Account (after giving effect to redemptions), that the Price Adjustment Shares to be issued to SatixFy’s founders and to vest upon achievement of pre-determined share price milestones would have to vest, if they vest at all, prior to the fifth anniversary of the Closing, changes to the amount of Sponsor shares subjected to vesting and the terms of the vesting for the Sponsor shares that would be subject to vesting requirements, the appointment of a director to SatixFy’s board by EDNCU, exclusivity terms and the ability for SatixFy to raise additional capital outside of the PIPE Financing. Over the next week, various members, including Messrs. Patel, Davis, Reyes and Dr. Shaw of EDNCU, Messrs. Gat and Leibovitch of SatixFy, representatives of Morrison & Foerster LLP (“Morrison & Foerster”), outside counsel to EDNCU, representatives of Barclays, and Davis Polk & Wardwell LLP (“Davis Polk”), outside counsel to SatixFy engaged in virtual meetings, calls and email exchanges to discuss the terms of the LOI, including valuation, the minimum cash condition, PIPE Financing terms, whether and on what terms an interim financing by SatixFy could occur, the term of Price Adjustment Shares to be issued to SatixFy’s founders and to vest upon achievement of pre-determined share price milestones as a means to agreement on valuation and terms of vesting that might apply to a portion of the Sponsor shares. Specifically, on September 30, 2021, representatives of Morrison & Foerster had a virtual meeting with representatives of Barclays and Davis Polk to discuss the structure and those identified transaction terms. On October 5, 2021, various representatives of the parties including, Messrs. Davis and Reyes of EDNCU, Messrs. Gat and Leibovitch of SatixFy, Morrison & Foerster, Barclays and Davis Polk held a virtual meeting at which the transaction structure, minimum cash condition, PIPE Financing, exclusivity, ability of SatixFy to continue to seek to raise capital outside of the exclusivity, Price Adjustment Shares and Sponsor vesting shares were discussed.
On October 7, 2021, representatives of SatixFy sent to EDNCU a revised draft of the LOI, which contained revised terms including, among other proposals, that the Price Adjustment Shares to be issued to SatixFy’s founders and to vest upon achievement of pre-determined share price milestones would have to vest, if they vest at all, prior to the eighth anniversary of the Closing, revising the duration of the proposed lock-up on the SatixFy equityholders and the Sponsor from twelve months to six months, revising the minimum cash condition to EDNCU’s obligations to consummate the transactions to be deemed to be satisfied in the event that SatixFy elects to convert certain forfeited Sponsor shares into additional Sponsor earnout shares, reducing the duration of the exclusivity commitment from sixty days to thirty days and revising the ability of SatixFy to continue to seek to raise capital outside of the exclusivity. Various conversations and email exchanges among Messrs. Davis, Reyes and Dr. Shaw of EDNCU, Messrs. Gat and Leibovitch of SatixFy, Morrison & Foerster, Davis Polk and Barclays took place regarding the valuation, minimum cash condition, PIPE Financing, exclusivity, ability of SatixFy to continue to seek to raise capital outside of the exclusivity and Sponsor vesting shares. On October 10, 2021, representatives of EDNCU sent a revised LOI to SatixFy with modified terms around the minimum cash position and how this condition would trigger termination rights and the vesting requirements of up to 40% of the founder shares. Various conversations and email exchanges among Messrs. Davis, Reyes and Dr. Shaw of EDNCU, Messrs. Gat and Leibovitch of SatixFy, Morrison & Foerster, Davis Polk and Barclays and their respective representatives took place between October 10, 2021 and October 21, 2021 regarding the valuation, minimum cash condition, PIPE Financing, exclusivity, ability of SatixFy to continue to seek to raise capital outside of the exclusivity, Price Adjustment Shares and Sponsor vesting shares. During these negotiations, EDNCU continued to apprise the Board regularly of any material developments regarding the negotiations with SatixFy and material matters relating to diligence.
On October 13, 2021, EDNCU began discussions with Francisco Partners (“Francisco”) about providing financing to SatixFy prior to the closing of a Business Combination. Mr. Davis introduced representatives of SatixFy to representatives of Francisco. The management of EDNCU had worked with the principals at Francisco for decades, and had recently supported them in diligence for a financing they were in the process of arranging for another space industry business combination. On October 19, 2021, EDNCU, Francisco and SatixFy had an initial discussion about Francisco providing financing to SatixFy in advance of a Business Combination. It was agreed that Francisco would enter into a Non-Disclosure Agreement and begin diligence on SatixFy. Francisco agreed, subject to diligence, to provide $55 million of financing pre-closing of the Business Combination, as well as potentially up to $25 million of additional financing at the time of the closing of the Business Combination.
On October 15, 2021, EDNCU received a form NDA from Company B, which is a satellite communications provider. On October 26, 2021, EDNCU entered into the NDA with Company B. Further discussions with Company B were terminated based on EDNCU’s decision to move forward with SatixFy on October 27, 2021.
On October 21, 2021, representatives of Endurance sent a further revised LOI to SatixFy modifying the ability of SatixFy to continue to seek to raise capital outside of the exclusivity. Various conversations and email exchanges among the parties and their respective representatives took place between October 21, 2021 and October 27, 2021 regarding the valuation, minimum cash condition, PIPE Financing, exclusivity, ability of SatixFy to continue to seek to raise capital outside of the exclusivity and Sponsor vesting shares (changing from shares being forfeited to being subject to vesting requirements).
On October 27, 2021, EDNCU held a meeting with its Board of Directors, with all directors in attendance, to approve the signing of the LOI for a Business Combination with SatixFy. EDNCU and Morrison & Foerster went through the results of its business and legal diligence to date and the material terms of the LOI (described below). The signing was unanimously approved and on October 27, 2021, EDNCU entered into the LOI with SatixFy. The LOI provided for (among other things):
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A pre-money equity valuation of $985 million, pro forma enterprise value of $1.0515 billion and a pro forma equity value of $1.285 billion.

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Issuance of 20.0 million Price Adjustment Shares to SatixFy’s founders, which additional shares would vest in three equal tranches if the closing price of the Company’s listed shares equals or exceeds $12.50, $14.00 and $15.50, respectively, (adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) in each case for any seven (7) trading days within any 30 consecutive trading day period commencing at least 150 days after the Closing and ending no later than the eighth (8th) anniversary of the Closing, which number of Price Adjustment Shares and share milestones were agreed by the parties, with the advice of their respective financial advisors, based on the valuation of SatixFy in the transaction and comparable de-SPAC precedent transactions involving similar arrangements reviewed by the parties and their respective financial advisors.

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An Earn-out for the Sponsors Founders Shares and Private Placement Warrants of up 10% of such interests if the minimum net cash amount at closing is between $130 million and $100 million, and an additional 30% of such interests if the minimum net cash amount at closing raised in the PIPE Financing or from the Trust Account (after giving effect to redemptions and net of transaction expenses) is below $100 million.

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A minimum cash condition to SatixFy’s obligations to consummate the transactions of $100 million (after payment of transaction expenses for both parties).

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The Board of Directors would consist of at least one member designated by EDNCU.

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A lock-up on the SatixFy Ordinary Shares held following the Closing by the current SatixFy shareholders and the Sponsor for six months.

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Thirty days of exclusivity (which would be automatically extended by 15 days if the parties are working in good faith to execute definitive agreements) during which both parties were restricted from having any conversations with a counterparty regarding a business combination. Importantly, this provision allowed the Company to have conversations with private investors about a private capital raise as long as it was not a Competing Transaction.

On October 27, 2021, representatives of SatixFy provided representatives of EDNCU and its outside legal counsel with access to further information in the online data room for purposes of conducting further due diligence review of SatixFy. Between October 27, 2021 and March 6, 2022, representatives of EDNCU (with the assistance of representatives of Truist Securities), Morrison & Foerster, Meitar and Cantor conducted further business, technical, financial, operational and legal due diligence based on information made available in the data room and through due diligence calls with representatives of SatixFy.
On November 3, 2021 SatixFy and EDNCU agreed to appoint Cantor as placement agent for the PIPE Financing, and Cantor sent a draft engagement letter. Between November 3, 2021 and December 3, 2021, representatives of SatixFy, EDNCU and Cantor negotiated the terms of engagement letter which was signed on December 3, 2021. Cantor served as an underwriter for EDNCU’s IPO. At that time, Barclays expected to act only as SatixFy’s advisor, and not participate in finding sources of capital for the PIPE Financing.
On November 5, 2021, EDNCU engaged Truist Securities, Inc. (“Truist Securities”) to provide certain financial advisory services in connection with the potential transaction, including assisting with EDNCU’s preparation of a financial model and helping negotiate the transaction. Truist Securities sent to EDNCU an initial engagement letter draft on November 17, 2021. Between November 17, 2021 and December 1, 2021, representatives of EDNCU and Truist Securities negotiated the terms of the engagement letter which was signed on December 1, 2021. Truist Securities served as an underwriter for the EDNCU IPO.
On November 12, 2021, a representative of Francisco and Mr. Leibovitch of SatixFy had an initial discussion about the terms of a $55 million debt financing to be consummated pre-closing of the Business Combination. On November 13, 2021, Francisco sent to SatixFy an initial term sheet presenting the potential terms for the Debt Financing, including fees, interest rate, OID terms, call protection, financial covenants, maturity, prepayment, collateral, rights to an equity grant and other standard terms (the “Initial Francisco Term Sheet”).
On November 19, 2021, EDNCU engaged the services of Meitar Law Offices (“Meitar”), as Israeli outside counsel and Appleby (“Appleby”), as Cayman outside counsel.
On November 13, 2021, Barclays sent to the Working Group an initial draft of the investor presentation for investors in the PIPE Financing. Between this date and December 3, 2021, when the presentation was sent to potential investors, multiple drafts of the presentation were distributed reflecting comments from, and conversations and meetings among, the Working Group. For purposes hereof, the term “Working Group” shall mean representatives of SatixFy, Barclays, Davis Polk, Gross & Co. (“Gross”), EDNCU, Morrison & Foerster, Cantor, Truist, Meitar and Appleby, as applicable.
On November 16, 2021, following unanimous approval of EDNCU’s Board of Directors, EDNCU and SatixFy entered into an extension of the LOI exclusivity for another 30 days.
On November 21, 2021, Barclays sent to the Working Group a draft of the wall cross script for potential investors in the PIPE Financing. The Working Group had several conversations and several drafts were exchanged before such script was finalized on November 22, 2021.
On November 22, 2021, Barclays and Cantor began selectively engaging with major institutional investors, in particular firms that had previously had constructive interactions with SatixFy, that could potentially act as anchor investors in the PIPE Financing. On November 27, 2021, Barclays shared with the Working Group a term sheet from an institutional investor that would act as an anchor investor in the PIPE Financing containing the terms on which they would be willing to invest in the PIPE Financing, including a price of $10 per unit consisting of one ordinary share of SatixFy and one-half of a warrant to purchase one ordinary share of SatixFy based on a pre-money equity valuation of $850 million, which was lower than the $985.0 million pre-money equity valuation provided for in the LOI, a description of certain downside protections on post-Closing trading of the ordinary shares consisting of the creation of an escrow of up to 4.04 million ordinary shares to be provided by the existing shareholders of SatixFy and by the Sponsor that would be released on a linear interpolation basis if the post-Closing shares of SatixFy traded below $10 per share, down to a floor of $6.50 per share over a measurement period. Representatives of EDNCU, SatixFy, Barclays and Cantor negotiated these terms with such investor, and representatives of EDNCU, Truist Securities and SatixFy negotiated these terms as between EDNCU and SatixFy. On

December 3, 2021, SatixFy and EDNCU agreed to such reduced valuation and to provide downside protection consisting of 4.04 million ordinary shares (the “PIPE Escrow Shares”) based on a PIPE Financing of $75.0 million with existing shareholders of SatixFy providing approximately 3.0 million PIPE Escrow Shares and the Sponsor providing approximately 1.0 million PIPE Escrow Shares. As part of these discussions and in exchange for agreeing to these terms, the Price Adjustment Shares were increased from 20.0 million Price Adjustment Shares to 25 million Price Adjustment Shares with (x) 24.5 million shares to be allocated to SatixFy’s founders and (y) 0.5 million shares to be allocated to the Sponsor in connection with agreeing to provide the PIPE Escrow Shares. Between this date and December 3, 2021, when the presentation was sent to potential investors, multiple drafts of the presentation were distributed reflecting comments from, and conversations and meetings among, the Working Group to reflect these revised terms.
In December 2021, SatixFy agreed to appoint Barclays as placement agent for the PIPE Financing, and, following the negotiation of the terms of the engagement letter, SatixFy entered into an engagement letter with Barclays in respect of the PIPE Financing on December 12, 2021. On January 18, 2022, following further discussion and negotiation, SatixFy and Barclays agreed to amend the existing engagement letter in respect of the PIPE Financing in order to add EDNCU as a party thereto.
On December 2, 2021, the placement agents began to wall-cross other potential investors and distribute the PIPE Financing presentation. Between December 7, 2021 and March 6, 2022, the placement agents, EDNCU and SatixFy had over 30 virtual meetings and phone conversations with potential investors. Davis Polk and Morrison & Foerster subsequently exchanged drafts of the form of Subscription Agreement to be used in the PIPE Financing. In mid-December, Barclays and Cantor made such agreement available to prospective investors and negotiated the terms of such agreement with prospective investors.
On December 12, 2021, Morrison & Foerster circulated an initial draft Business Combination Agreement to Davis Polk, which reflected the terms of the LOI. Until March 6, 2022, representatives of Morrison & Foerster and Davis Polk, on behalf of EDNCU and SatixFy, respectively, exchanged revised drafts of the Business Combination Agreement and the related Ancillary Documents, and engaged in negotiations of such documents and agreements. Over the same period, representatives of EDNCU and SatixFy, together with their respective outside legal counsels and financial advisors, as applicable, held numerous conference calls and video meetings and came to agreement on various outstanding terms regarding the potential business combination, including among others: (i) closing conditions including the minimum cash condition, (ii) the definition of Fully-Diluted Company Capitalization and how dilution from options, warrants, equity fees for loans, the PIPE Financing and the Permitted Interim Financing would be calculated, (iii) limitations on SatixFy’s conduct of its business between the date of the Business Combination Agreement and the Closing, including among others the ability of SatixFy to conduct Permitted Interim Financings, to enter into the Backstop Financing and Equity Line of Credit, the ability to issue options including in connection with the hiring a new SatixFy CEO and to enter into new service agreements with executive management of SatixFy, (iv) the overall suite of representations, warranties and covenants to be provided by each party under the Business Combination, (v) the terms and conditions of the Price Adjustment Shares and shares to be escrowed as down-side protection for investors in the PIPE Financing, (vi) corporate governance matters, including the appointment of a representative of the Sponsor as a director of SatixFy and which class such representative would be placed in, (vii) the Exchange Ratio and Transaction Consideration as a result of negotiated changes to the valuation, (viii) registration rights and (ix) certain termination rights. For further information related to the final resolution of items (i) through (ix), please see the section entitled “The Business Combination.”
Additionally between December 12, 2021 and March 6, 2022, representatives of Morrison & Foerster and Davis Polk, respectively, circulated drafts of the Ancillary Documents including (i) the Sponsor letter agreement, pursuant to which the Sponsor would agree, among other things, to vote for the Business Combination and Transactions and to a lock-up of its shares and warrants for a period of 180 days following the Closing, (ii) the SatixFy transaction support agreements of existing shareholders and equity holders of SatixFy representing the required approvals for the various approvals of the holders of each of the ordinary shares and preferred shares of SatixFy, respectively, and of three preferred holders that hold individual approval rights for the Business Combination and the Transactions, (iii) the amended and restated shareholders agreement which provides for, among other things, registration rights for the holders thereof (existing shareholders and equity holders of SatixFy, the Sponsor and related parties, the directors and advisors to EDNCU and Cantor) and for a lockup of such holders’ shares and warrants for a period of 180 days following the Closing, (iv) the disclosure schedules to the Business Combination Agreement for each of EDNCU and SatixFy, (v) the amended and restated registration rights agreement of EDNCU effectively making the holders of such agreement holders under the amended and restated shareholders’ agreement, (vi) the merger agreement between EDNCU, SatixFy and SatixFy MS, the merger subsidiary of SatixFy,
(vii) the warrant assumption agreement whereby SatixFy will assume the outstanding warrants of EDNCU at Closing, (viii) the PIPE Warrant Agreement providing for the terms of the warrants to be issued to the investors in the PIPE Financing and their related registration rights agreements and (ix) the amended and restated articles of association for SatixFy following the Closing. See the section entitled “The Business Combination.” Over the same period, representatives of EDNCU and SatixFy together with, as applicable, their respective outside legal counsels and financial advisors, held numerous conference calls and video meetings and came to agreement on various outstanding terms regarding the potential business combination including, among others, the items detailed in the prior paragraph.
On December 14, 2021, following various conversations and email exchanges among Mr. Leibovitch of SatixFy, a representative of Francisco and Davis Polk regarding the Initial Francisco Term Sheet and the terms of the Debt Financing, Francisco sent to SatixFy an updated term sheet presenting updated terms of the Debt Financing, subject to ongoing due diligence of Francisco. From December 14, 2021 to
December 31, 2021, representatives of SatixFy provided representatives of Francisco and its outside legal counsel with access to further information in the online data room for purposes of conducting further due diligence review of SatixFy.
Also on December 14, 2021, EDNCU’s CTO (Dr. Graeme Shaw) attended the Detail Design Review (DDR)for the “PL3099” experimental satellite payload that SatixFy and OneWeb plan to launch on the OneWeb satellite platform in the summer 2022. This all-day design review was held for the benefit of the European Space Agency, who have funded the mission. The PL3099 satellite payload incorporates prototype versions of all of the key features of SatixFy’s advanced payload design, including the electronically steerable antenna and on-board processor. Dr. Shaw was invited to attend by the SatixFy and OneWeb project teams, who are familiar with his experience in technical diligence roles and have worked with him on prior projects. The payload design passed the gate to move forward toward the hardware integration phase.
On January 4, 2022, Latham & Watkins LLP (“Latham”), as legal advisors to Francisco, circulated an initial draft credit agreement to Davis Polk. Between January 4, 2022 and February 1, 2022, representatives of Francisco and SatixFy negotiated the terms of the credit facility and certain related agreements.
On December 22, 2021, following unanimous approval of EDNCU’s Board of Directors, EDNCU and SatixFy entered into a second extension of the LOI exclusivity through January 24, 2022.
On January 12, 2022, Cantor sent EDNCU a term sheet regarding the Equity Line of Credit of up to $150 million such that SatixFy would be able to issue common equity to an affiliate of Cantor at SatixFy’s option. In addition, Cantor indicated it was willing to invest $10 million in the PIPE Financing on the same terms and conditions as were being offered to the investors. At that point, Antarctica Capital, an affiliate of the Sponsor, also agreed to participate for $10 million in the PIPE Financing under the same terms.
On January 14, 2022, Cantor sent a revised term sheet for the Equity Line of Credit. Between
January 14, 2022 and February 1, 2022, representatives of King and Spalding LLP (“King and Spalding”), counsel to Cantor for the Equity Line of Credit, Davis Polk and Morrison & Foerster exchanged drafts and negotiated the term sheet. On February 2, 2022, Cantor and SatixFy generally agreed upon the term sheet.
On January 24, 2022, EDNCU and SatixFy agreed via e-mail to exercise the additional fifteen day exclusivity extension in the LOI through February 8, 2022.
On January 28, 2022, representatives of Barclays notified the Working Group that the potential anchor investor for the PIPE Financing had indicated it would not participate due to market conditions. At this point EDNCU believed that, because of market conditions it was likely that the PIPE Financing would be less than the $50 million anticipated in the original LOI. However, given the capital needs of the Company, the Debt Financing, the potential Backstop Financing, the $20 million in indicated interest from Antarctica

Capital and Cantor, and the Equity Line of Credit, it was determined that even with significant redemptions SatixFy would raise sufficient capital to close the Business Combination.
On February 1, 2022, SatixFy entered into the 2022 Credit Agreement and related agreements in connection with the Debt Financing with Francisco pursuant to which Francisco would provide $55 million which SatixFy would use to pay off existing debt as well as for general corporate purposes. The 2022 Credit Agreement provides that SatixFy may enter into the Business Combination with EDNCU (the “Qualifying SPAC Transaction”), provided, among other things, that the minimum cash condition for the Qualifying SPAC Transaction be no more than $115 million (inclusive of the cash borrowed under the 2022 Credit Agreement). Following the disclosure of this to EDNCU, it was agreed that the minimum cash condition in the BCA would mirror this provision. In connection with the Debt Financing, SatixFy and Francisco entered into an Equity Grant Agreement pursuant to which, among other things, Francisco was issued, on February 1, 2022, 808,907 SatixFy Ordinary Shares (before giving effect to the Pre-Closing Recapitalization).
On February 7, 2022, following unanimous approval of EDNCU’s Board of Directors, EDNCU and SatixFy entered into another extension of the LOI exclusivity through February 23, 2022.
In early February of 2022, based on potential timing issues in connection with the production of SatixFy’s chips due to global supply-chain issues affecting major global chip suppliers, feedback from potential investors in the PIPE Financing and general market conditions, Messrs. Davis, Reyes and
Dr. Shaw of EDNCU, Messrs. Gat and Leibovitch of SatixFy over the course of several meetings and conversations decided to (i) decrease the pre-money equity valuation of SatixFy to $600 million,
(ii) increase the Price Adjustment Shares from 25 million shares to 27.5 million shares, (iii) modify the definition of Aggregate Transaction Proceeds to be consistent with the Credit Agreement and (iv) reduce the projected amount to be raised in the PIPE Financing to $30.0 million. In addition, representatives of SatixFy and Endurance had discussions with each of Barclays (with respect to their engagement as financial advisor to SatixFy and their engagement as PIPE Financing placement agent to SatixFy and Endurance), Cantor (with respect to the deferred underwriting fees due to them pursuant to the IPO underwriting agreement and their engagement as PIPE Financing placement agent to SatixFy and Endurance) and Truist Securities (with respect to deferred underwriting fees due to them pursuant to the IPO underwriting agreement and their engagement as financial advisor to Endurance) to negotiate fee reductions which were negotiated over the next several weeks through a series of side letters which were executed concurrently with the Business Combination Agreement. Further, over the following week, representatives of SatixFy and EDNCU further agreed to the following changes: (i) a reduction of the pre-money equity valuation to $500.0 million, (ii) the definition of fully-diluted under the BCA with respect to how unvested SatixFy options and SatixFy warrants would be treated, (iii) further changes to the definition of Aggregate Transaction Proceeds clarifying the Debt Financing, the Backstop Financing (if the Backstop Financing is consummated at or prior to the Effective Time), Permitted Interim Financings (to the extent consummated at or prior to the Effective Time) and $37.5 million of the Equity Facility which will be included in the calculation of this amount, (iv) changed the range of Aggregate Transaction Proceeds applied to determine which portion of the Sponsor Interests would be deemed to be Unvested Sponsor Interests to Aggregate Transaction Proceeds equal to or greater than $115 million but less than $145 million as well as conforming changes to the definition of Aggregate Transaction Proceeds used to determine these thresholds and (v) certain changes to the compensation of the executive officers of SatixFy following the Closing.
On February 14, 2022, following the foregoing modifications to the terms of the Business Combination, SatixFy held both a meeting of its board of directors and its shareholders at which representatives of SatixFy’s management, together with representatives of Davis Polk were in attendance. At the meeting, the board of directors of SatixFy was provided with a detailed overview of the Business Combination (including the potential benefits and risks related thereto) and the key terms of the definitive documentation related there by representatives of SatixFy’s management and Davis Polk, and the board of directors of SatixFy then unanimously adopted, among other things, (i) resolutions approving and authorizing the form, terms and provisions of the then-current draft of the Business Combination Agreement, including all exhibits and schedules attached thereto, including the Amended and Restated Shareholders’ Agreement and the SatixFy Transaction Support Agreements, and the transactions contemplated thereby and (ii) recommending to SatixFy’s shareholders that they approve and adopt the Business Combination Agreement and approve the

Business Combination. Following the meeting of the board of directors of SatixFy, a meeting of SatixFy’s shareholders was held pursuant to which the shareholders of SatixFy were asked to review and approve, among other things, (i) certain technical modifications to SatixFy’s organizational documents in order to facilitate the consummation of the Business Combination and (ii) the issuance of the Price Adjustment Shares in connection with the transactions contemplated by the Business Combination Agreement. The shareholders duly approved and adopted resolutions to approve such matters.
On February 15, 2022, representatives of Barclays and Cantor reached out to each potential investor of the PIPE Financing to extend the date upon which SatixFy and EDNCU are required to cleanse any material non-public information shared with such investors from February 15, 2022 to March 15, 2022. On
February 15, 2022, representatives of Cantor, Barclays and Truist Securities began to update the PIPE Investor Presentation to take into account the revised valuation of SatixFy. On February 22, 2022, representatives of Barclays sent a revised PIPE Investor Presentation to the Working Group. Between then and February 24, 2022 there were many conversations and meetings discussing the presentation. On
February 24, 2022, representatives of Barclays and Cantor distributed the updated presentation to potential investors in the PIPE Financing.
On February 22, 2022, Cantor, SatixFy, King and Spalding, Davis Polk, EDNCU and Morrison & Foerster had a telephonic conference to discuss the terms of the purchase agreement and registration rights agreement for the Equity Line of Credit and the due diligence that would be required by Cantor. Thereafter King and Spalding began drafting the purchase agreement and registration rights agreement for the Equity Line of Credit. On February 25, King and Spalding circulated to Davis Polk an initial draft of the purchase agreement and registration rights agreement for the Equity Line of Credit. From February 25, 2022 until March 6, 2022, representatives of King and Spalding and Davis Polk, on behalf of Cantor and SatixFy, respectively, exchanged revised drafts of the purchase agreement and registration rights agreement for the Equity Line of Credit, and engaged in negotiations of such documents and agreements. Over the same period, representatives of Cantor and SatixFy, together with their respective outside legal counsels and financial advisors, as applicable, held numerous conference calls and video meetings and came to agreement on various outstanding terms regarding the Equity Line of Credit.
On February 23, 2022, EDNCU and SatixFy agreed via e-mail to exercise the additional fifteen day exclusivity extension in the LOI through March 10, 2022.
On March 4, 2022, a special meeting of the EDNCU Board was held. All EDNCU directors attended the meeting. At the invitation of the Board, representatives of EDNCU’s management, together with representatives of Morrison & Foerster, Appleby and Truist Securities were in attendance. At the meeting, Appleby advised the Board regarding the director’s fiduciary duties under Cayman Islands law, and the Board was provided with a detailed overview of the Business Combination (including the potential benefits and risks related thereto) and the key terms of the definitive documentation related there by representatives of EDNCU’s management and Morrison & Foerster. Based on the factors cited in “— EDNCU’s Board of Directors’ Reasons for the Business Combination and The Recommendation of the Board of Directors” the Board then unanimously adopted, among other things, resolutions (i) determining that the form, terms and provisions of the Business Combination Agreement, including all exhibits and schedules attached thereto, including the Sponsor Letter Agreement and the SatixFy Transaction Support Agreements, are in the best interests of EDNCU, (ii) adopting and approving the Business Combination Agreement and the Transactions (including the Business Combination), (iii) recommending to EDNCU’s shareholders that they approve and adopt the Business Combination Agreement, the Sponsor Letter Agreement and the SatixFy Transaction Support Agreements and approve the Business Combination and the other matters proposed in this proxy statement/prospectus, and (iv) determine that the foregoing be submitted for consideration by EDNCU’s shareholders at the Extraordinary General Meeting.
Between March 4, 2022 and March 7, 2022, representatives of Cantor and Sensegain, severally, negotiated the terms of the PIPE Financing with representatives of SatixFy and EDNCU. On March 7, 2022 the prospective investors that had chosen to participate in the PIPE Financing, including Sensegain and affiliates of each of the Sponsor and Cantor, indicated their final subscription amounts totaling $29.1 million in the aggregate and delivered executed Subscription Agreements and PIPE Registration Rights Agreements.

On March 8, 2022, the parties entered into the Business Combination Agreement and certain Ancillary Documents, including the Sponsor Letter Agreement and the SatixFy Transaction Support Agreements and SatixFy and certain shareholders entered into definitive documentation with respect to (i) the PIPE Financing, which provides for binding subscriptions to purchase an aggregate of 2.91 million units of SatixFy consisting of one ordinary share of SatixFy and one-half of one redeemable warrant of SatixFy at an exercise price of $11.50 having terms substantially the same as the EDNCU Warrants and (ii) the purchase agreement between an affiliate Cantor and SatixFy with respect to the $75.0 million Equity Line of Credit.
On March 8, 2022, SatixFy and EDNCU issued a press release announcing the execution of the Business Combination Agreement and EDNCU filed a Current Report on Form 8-K with an investor presentation providing information on SatixFy and a summary of certain key terms of the Business Combination and other Ancillary Documents.
EDNCU’s Board of Directors’ Reasons for the Business Combination and The Recommendation of the Board of Directors
EDNCU’s board of directors, in evaluating the Business Combination, consulted with EDNCU’s management and financial and legal advisors. In reaching its unanimous resolution (i) that the Business Combination Agreement, the Business Combination and the Transactions contemplated thereby are advisable and in the best interests of EDNCU and (ii) to recommend that the shareholders adopt the Business Combination Agreement and approve the Business Combination and the Transactions contemplated thereby, EDNCU’s board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination Agreement, the Business Combination and the Transactions, EDNCU’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. EDNCU’s board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of EDNCU’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements; Market, Ranking and Other Industry Data.”
In approving the Business Combination Agreement, the Business Combination and the Transactions, EDNCU’s board of directors determined not to obtain a fairness opinion. The officers and directors of EDNCU have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background and sector expertise enabled them to make the necessary analyses and determinations regarding the Business Combination Agreement, the Business Combination and the Transactions. In addition, EDNCU’s officers and directors have substantial experience with mergers and acquisitions.
In evaluating the Business Combination Agreement, the Business Combination and the Transactions, EDNCU’s board of directors consulted with EDNCU’s management, financial, legal and capital markets advisors and discussed with EDNCU’s management various industry, commercial, operational and financial information of SatixFy. In addition, EDNCU’s management, with the assistance of EDNCU’s legal, commercial and financial advisors, conducted an extensive financial, operational, industry and legal due diligence review of SatixFy, including the following:
•
participated in multiple meetings with SatixFy’s management team and representatives regarding operations, intellectual property, technical, regulatory compliance and financial prospects, among other customary due diligence matters;

•
reviewed industry-related financial information and consulted with industry experts;

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reviewed SatixFy’s business model and historical audited and unaudited financial statements, among other financial information;

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reviewed financial projections provided by SatixFy’s management and the assumptions underlying those projections;

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reviewed SatixFy’s readiness to operate as a publicly-traded company;

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reviewed SatixFy’s material business contracts and certain other legal and commercial diligence; and

•
reviewed other financial aspects of SatixFy and the Business Combination Agreement, the Business Combination and the Transactions.

EDNCU’s board of directors considered a number of factors pertaining to the Business Combination Agreement, the Business Combination and the Transactions as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:
•
Large and Growing Market.   The launch of tens of thousands of new Low Earth Orbit broadband satellites, the updating of airplane communications and the roll out of 5G satellite communications over the next few years provides SatixFy the opportunity to grow its business;

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Strong and Differentiated Product Offering.   SatixFy offers high-quality chips, low-cost user terminals, modems, antennas, satellite payloads and other products, and EDNCU management believes SatixFy is the only vertically integrated semiconductor chip company whose technology addresses the entire satellite communications value chain;

•
Vertical Integration.   SatixFy designs its chips, builds its products, codes its software and designs end-to-end systems that use its technologies to produce systems with higher capacity, lower power, lower weight and lower costs than competing solutions which allows SatixFy to benefit from economics across the value chain;

•
Robust Technology Investment.   SatixFy has, and continues to, heavily invest in research and development of its technologies to improve its leadership position that would take competitors years to replicate;

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Validation of Technology.   SatixFy has acquired well known customers in its product areas and markets;

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Significant Revenue Visibility.   Much of SatixFy’s projected revenue in 2022 and 2023 are driven by existing contracts or new contracts with existing customers; and

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Experienced Leadership Team with a Proven Track Record.   SatixFy is led by an experienced management team in SatixFy’s industry, with deep prior experience in founding and operating public satellite communications companies.

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Platform for Future Development and Expansion.   SatixFy’s potential public company status following the consummation of the Business Combination, together with the capital to be provided to SatixFy in connection with the Business Combination, is expected to provide SatixFy with an optimal platform and strong financial foundation for further developing its technology and accelerating, streamlining production of its products and increasing sales and marketing efforts;

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Attractive Valuation.   EDNCU’s board of directors believes SatixFy’s implied valuation following the Business Combination relative to the current valuations experienced by comparable publicly traded companies in the vehicle data services sector is favorable for EDNCU.

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Due Diligence.   EDNCU’s due diligence examinations of SatixFy and discussions with SatixFy’s management and financial and legal advisors.

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Negotiated Transaction.   The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between EDNCU and SatixFy.

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Lock-Up.   Certain shareholders of SatixFy have agreed to be subject to a one-hundred and eighty (180) day lockup in respect of their SatixFy Ordinary Shares;

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Other Alternatives.   EDNCU’s board of directors’ belief, after a review of other business combination opportunities reasonably available to EDNCU, that the Business Combination represents the best potential business combination reasonably available to EDNCU and an attractive opportunity for EDNCU’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential combination targets, and EDNCU’s board of directors’ belief that such process has not presented a better alternative;
A financial and valuation benchmarking analysis was reviewed by EDNCU’s board of directors. The historical financial results and financial projections of SatixFy were benchmarked against nine comparable publicly-traded companies, selected in consultation with Truist Securities and Barclays. The analysis was based on publicly available information and market data as of March 2, 2022, but taking into consideration recent volatility in the markets.
These comparable publicly-traded companies share certain characteristics with SatixFy, including leading international developers of fabless chips and hardware and brands in the space technology sector, creation of next-generation technologies, large and growing addressable markets, and significant revenue ramps tied to satellite deployments. Such companies can be grouped into two categories as follows:
High-growth Fabless Semiconductor Companies.   These companies are Navitas Semiconductor Corp. (NVTS), Wolfspeed Inc. (WOLF), SiTime Corp. (SITM) and Indie Semiconductor Inc. (INDI). Similar to SatixFy, these companies are high growth brands in the fabless semiconductors sector, although they provide products that are different from SatixFy’s.
Recent Space de-SPACs.   These companies, namely AST SpaceMobile Inc. (ASTS), Planet Labs PBC (PL), Rocket Lab USA Inc. (RKLB), Terran Orbital (TWNT) and D-Orbit (BREZ) are disruptive space technology companies, which have either closed or recently announced de-SPAC transactions.
EDNCU’s board of directors did not rely solely on the quantitative results of the analysis, primarily because such analysis does not take into account certain key differences in the financial and operating profiles of the selected companies and SatixFy. Thus, EDNCU also made more complex qualitative judgments concerning the differences between the operational, business and/or financial characteristics of the selected companies and SatixFy to provide a context in which to consider the results of the quantitative analysis.
EDNCU’s board of directors reviewed the following metrics of the selected comparable companies: (i) the estimated enterprise value/2022E revenue, which indicated a median multiple for high growth chips and recent space de-SPACS of 14.0x and 16.2x, respectively; (ii) the estimated enterprise value/2022E growth-adjusted revenue, which indicated a median multiple for high growth chips and recent space de-SPACS of 0.26x and 0.16x, respectively; (iii) the estimated enterprise value/2023E revenue, which indicated a median multiple for high growth chips and recent space de-SPACS of 8.4x and 8.7x, respectively; (iv) the estimated enterprise value/2023E growth-adjusted revenue, which indicated a median multiple for high growth chips and recent space de-SPACS of 0.22x and 0.03x, respectively; (v) 2022-2024E revenue compound annual growth rate (“CAGR”), which indicated a median CAGR for high growth chips and recent space de-SPACS of 64% and 136%, respectively; and (vi) 2022E gross margin, which indicated a median gross margin for high growth chips and recent space de-SPACS of 49% and 28%, respectively.
EDNCU’s board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:
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Future Financial Performance.   The risk that future financial performance may not meet expectations due to factors in SatixFy’s control or out of SatixFy’s control, including due to economic cycles and macroeconomic factors and the COVID-19 pandemic;

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Product Performance.   The risk that new chips coming into production in 2022 will not perform as expected which would impact all key revenue segments (aero, terminals, chips and payload);

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Conversion of development revenue into product revenue.   53% of 2022 estimated revenue is from non-recurring sources which declines to 14% by 2024. If product revenue is not generated to replace and expand this non-recurring revenue, the financial performance of SatixFy would be impacted;

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Scaling of Sales and Marketing Teams.   The sales and marketing teams need to be effectively increased to generate additional product revenue;

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Potential Supply Chain Issues.   SatixFy is reliant on third parties to manufacture its chips and certain other equipment and any delays or significant costs increases could affect financial performance of SatixFy; and

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Systems Update.   The need to recruit additional finance and accounting personnel and complete the readiness of SatixFy’s financial systems and operations to the standard necessary for a public company.

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Competition.   Competition in SatixFy’s industry is intense, which may cause reductions in the price SatixFy can charge or the demand SatixFy can generate for its products and services, thereby potentially lowering SatixFy’s profits;

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Supply & Demand Issues.   If SatixFy fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand;

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Customer Relationships.   Disruptions in relationships with any of SatixFy’s key customers;

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Macroeconomic Risks.   Macroeconomic uncertainty and the effects it could have on SatixFy’s revenues;

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Benefits Not Achieved.   The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

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Redemption Risk.   The potential that a significant number of EDNCU Public Shareholders elect to redeem their EDNCU Public Shares prior to the consummation of the Business Combination and pursuant to EDNCU Articles, which would potentially make the Business Combination more difficult or impossible to complete;

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Shareholder Vote.   The risk that EDNCU’s shareholders may fail to provide the respective votes necessary to effect the Business Combination;

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Closing Conditions.   The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within EDNCU’s control;

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No Third-Party Valuation.   The risk that EDNCU did not obtain a third-party valuation or fairness opinion in connection with the Business Combination;

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Liquidation of EDNCU.   The risks and costs to EDNCU if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in EDNCU being unable to effect a business combination by March 17, 2023;

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EDNCU Shareholders Receiving Minority Position.   The fact that existing EDNCU shareholders will hold a minority position in SatixFy following consummation of the Business Combination; and

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Fees and Expenses.   The fees and expenses associated with completing the Business Combination.

In addition to considering the factors described above, EDNCU’s board of directors also considered other factors including, without limitation:
•
Interests of Certain Persons.   Some officers and directors of EDNCU may have interests in the merger. See the section titled “— Interests of Certain Persons in the Business Combination” beginning on page 132 of this proxy statement/prospectus; and

•
Other Risks.   Various other risks associated with SatixFy’s business, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

EDNCU’s board of directors concluded that the potential benefits that it expected EDNCU to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination Agreement, the Business Combination and the Transactions. Accordingly, EDNCU’s board of directors unanimously determined that the Business Combination Agreement, the Business Combination and the Transactions contemplated therein were advisable and in the best interests of EDNCU.
Unaudited Prospective Financial Information of SatixFy
SatixFy does not as a matter of course make public projections as to future sales, earnings, or other results. However, SatixFy’s management prepared and provided to the SatixFy board of directors, SatixFy’s financial advisors, EDNCU, the investor under the Equity Line of Credit and potential PIPE Investors certain internal, unaudited prospective financial information in connection with the evaluation of the Business Combination. SatixFy’s management prepared such financial information based on their judgment and assumptions regarding the future financial performance of SatixFy. The inclusion of the below information should not be regarded as an indication that SatixFy or any other recipient of this information considered — or now considers — it to be necessarily predictive of actual future results.
The unaudited prospective financial information is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year. In addition, various assumptions underlying the forecasts may prove to not have been accurate. The forecasts may not be realized, and actual results may be significantly higher or lower than projected in the forecasts. The forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. Furthermore, any assumptions and forecasts that are not realized in early periods could have a compounding effect on the forecasts shown for later periods, and any failure of an assumption or forecasts to be reflective of actual results in an early period could have a greater effect on the forecasted results failing to be reflective of actual events in later periods. As a result, the inclusion of the forecasts in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts.
While presented in this proxy statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of SatixFy management, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements”, “Industry and Market Data” and “Risk Factors.” Important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to SatixFy’s business, industry performance, the regulatory environment, supply chain issues, and general market, business and economic conditions. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change.
The unaudited prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of SatixFy’s management, reflected the best available estimates and judgments at the time of preparation. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/ prospectus are cautioned not to place undue reliance on the prospective financial information.
The prospective financial information included in this document has been prepared by, and is the responsibility of SatixFy and its management. Neither SatixFy’s independent registered public accounting firm, Ziv Haft Certified Public Accountants (Isr.), a member firm of BDO International Limited, nor any other independent accountants, has audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, does not express an opinion or any other form of assurance with respect thereto. The Ziv Haft Certified Public Accountants (Isr.) report included in this document relates to the Company’s previously issued audited financial statements. It does not extend to the prospective financial information and should not be read to do so.
Subject to the assumptions and other statements contained herein, SatixFy’s management prepared the prospective financial information based on the most current information available to them at the time and assumptions and courses of action they believe to be reasonably achievable.
The prospective financial information included in this proxy statement/prospectus were not included to induce any shareholder to vote in favor of any of the proposals at the general extraordinary meeting and EDNCU shareholders should not place undue reliance on these prospective financial information as they may be materially different than actual results.
EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, SATIXFY DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE

PROSPECTIVE FINANCIAL INFORMATION. THE PROSPECTIVE FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT THE INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW. NONE OF SATIXFY, EDNCU NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SATIXFY SHAREHOLDER, EDNCU SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.
Certain of the measures included in the prospective financial information, namely Adjusted EBITDA and Free Cash Flow, may be considered non-IFRS financial measures. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. These non-IFRS financial measures as used by SatixFy may not be comparable to similarly titled amounts used by other companies.
SatixFy is not providing a reconciliation of its prospective Adjusted EBITDA or Free Cash Flow for the years 2022 through 2026 to the most directly comparable measure prepared in accordance with IFRS because it is unable to provide this reconciliation without unreasonable effort due to the uncertainty and inherent difficulty of predicting the occurrence, financial impact, and the periods in which the relevant adjustments would be recognized.
The following table sets forth certain summarized prospective financial information regarding SatixFy for the years shown. The 2021E information contained in the presentation deck prepared for the PIPE Investors and certain accredited investors, which was previously filed with the SEC under Rule 425, is superseded in its entirety by the actual 2021 results contained elsewhere in this proxy statement/prospectus:
	Forecast Year Ended December 31,
(USD in millions)	2022E	2023E	2024E	2025E	2026E
Revenue	$40	$88	$166	$251	$374
Adjusted EBITDA(1)	—	23	47	71	113
Free Cash Flow(2)	—	3	40	70	112

(1)
SatixFy defines Adjusted EBITDA as net income or loss before financial income, financial expense, tax (if any), depreciation and amortization, stock-based compensation, transaction costs and other items that are non-recurring or are not core costs of its business. Adjusted EBITDA is not a financial measure prepared in accordance with IFRS and should not be considered a substitute for net loss prepared in accordance with IFRS. Adjusted EBITDA, as presented by SatixFy, may not be comparable to similarly-titled measures presented by other companies, in SatixFy’s industry or in other industries, as their definitions of Adjusted EBITDA may differ. Investors are cautioned not to place undue reliance on SatixFy’s calculation of Adjusted EBITDA.

(2)
For purposes of SatixFy’s unaudited prospective financial information, we calculate Free Cash Flow as projected Adjusted EBITDA minus projected capital expenditures.

The Company categorizes its revenue mix by category of product, irrespective of whether the revenues are derived from the provision of R&D services or product sales. The applicable product categories are
(i) satellite communication chips, (ii) user terminals, modems, antennas, hubs and gateways (“Terminals & Gateways”), (ii) Aero/IFC terminals, and (iv) satellite payloads.
The following is a summary, by year or period, of the Company’s material assumptions with respect to its projected revenues:
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2022:    Projected revenues of $40 million are based mostly on existing signed contracts and contracts under negotiation with existing customers (approximately 80%) and the remainder on contracts under negotiation with new customers. It also reflects the following projected mix: (i) $18 million (45%) from satellite communications chips, reflecting already contracted and expected sales to our existing customers, (ii) $15 million (38%) from Terminals & Gateways, reflecting mainly sales of base-band modems and terminals to, and development and pre-production work for, existing customers, (iii) $5 million (12%) from satellite payloads, reflecting expected revenues in respect of prototype development, and (iv) $2 million (5%) from Aero/IFC terminals, reflecting expected revenues in respect of prototype development.
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2023:   Projected revenues of $88 million are based on the Company’s existing products and services, existing and projected customers and contracts, and reflect the following projected mix: (i) $35 million (40%) from satellite communications chips, a 95% increase from 2022 reflecting mainly expected sales of our PRIME 2 and SX-4000 chips to a newly acquired customer, with whom we already have a contract in place, and our estimates of demand from the customer, (ii) $39 million (44%) from Terminals & Gateways, reflecting mainly expected sales of our base-band modems and terminals to, and development and pre-production work for, existing as well as potential new customers with whom we are currently in active discussions, (iii) $7 million (8%) from satellite payloads, reflecting expected revenues in connection with anticipated satellite launches by our existing customers, and (iv) $7 million (8%) from Aero/IFC terminals, reflecting expected revenues in respect of product sales driven by prospective business with new customers, which is under discussion, and a new recently signed development contract with an existing customer.

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2024 through 2026:   Our projections for each of these years are based on the following assumptions with respect to each of our principal product categories:

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Satellite communication chips:   We project that chip sales will increase at a CAGR of approximately 63% from $35 million in 2023 to $152 million in 2026, driven mainly by our expectations for the launch of LEO satellites by certain of our current and potential customers to address the growing 5G market and our assumptions regarding the number of launches by and our ability to contract with some of these potential customers. LEO satellite constellation launches are expected to commence in 2023 and ramp up substantially by 2026.

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Terminals & Gateways:   We forecast that Terminals & Gateways sales will increase at a CAGR of approximately 25% from $39 million in 2023 to $76 million in 2026. Our projections are based on an assumed ramp up of ground-based terminal sales to existing customers and, starting in 2024, assume our projected ground terminal sales to both existing customers and other operators of LEO satellite constellations based on the launch and market share estimates used in the preceding bullet.

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Aero/IFC:   Our projections are based on commencing commercial sales of terminals for business jets in late 2023 and commercial sales of terminals for commercial aircrafts, through our Jet Talk joint venture, in mid-2024. We expect this to drive revenue growth at a CAGR of approximately 140%, from $7 million in 2023 to $97 million in 2026. Our projections are based on our projected overall market demand and our assumptions on winning contracts and orders from potential customers as well as pricing of the terminals, resulting in a gradual change in mix of sales in favor of Aero/IFC terminals starting in 2024. The projections assume roughly 375 terminals for commercial aircrafts and 150 terminals for business jets.

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Satellite payloads:   We project that our satellite payload systems sales will increase at a CAGR of approximately 92% from $7 million in 2023 to $50 million in 2026. Our projections are based on our assumptions regarding the number of satellite launches by, and our ability to contract with, certain of our current and potential customers, including ongoing discussions with several prospective operators of LEO and GEO satellites.

The following is a summary of our additional material assumptions with respect to our projections, in respect of capital expenditures, operating costs and Adjusted EBITDA, for 2022 through 2026:
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Anticipated capital expenditures of approximately $20 million in 2023 relate mainly to our planned construction of a manufacturing facility for terminals and the acquisition of necessary manufacturing tools and equipment. In 2024, we anticipate making additional investments in necessary manufacturing tools and equipment related to Aero/IFC terminals.

•
Our projections assume an initial gross profit margin (excluding the impact of depreciation and amortization) of over 60%, driven by the expected expansion of our customer base and product commercialization in tandem with generally proportional increases to direct costs of sales and services, with this margin decreasing slightly over time, to approximately 60%, with the expected changing mix in sales.

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We project headcount to increase by approximately 200 personnel, or 90%, between 2022 and 2026, as well as commensurately higher overall employee-related expenses. We assume wage inflation of between 2% and 3% over the period.

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We anticipate an approximately 37% annual increase in the Company’s expected net research & development expenses, growing from $19 million in 2022 to about $66 million in 2026. The principal drivers of the increase include third-party developers that are commonly hired to alleviate some of the workload involved in the ASIC development process, higher employee-related costs and the purchase or enhanced third party development tools and intellectual property necessary for the manufacturing and operation of our chips.

•
We expect employee-related expenses to account for roughly two-thirds of our gross R&D spending in 2022 and decrease over time to just below 50% in 2026, driven by the aforementioned expected increase in our use of third party developers as well as third party development tools and intellectual property.

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We project our sales and marketing expenses to grow at a CAGR of roughly 90% from 2022 to 2026, reflecting our commitment to growth and expanding to new markets and attracting new customers. We expect trade shows and marketing agencies to make up roughly half of sales and marketing expenses over the 2022-2026 period.

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We project that our other general and administrative costs (G&A) will increase at a CAGR of roughly 50% over 2022-2026, reaching approximately $20 million in 2026, reflecting our hiring of additional personnel necessary to operate as a public company, as well as our plan to support revenue growth and business expansion. In the 2022-2024 period, we project our split of G&A will be approximately one-third employee-related costs and two-thirds other G&A expenses (utilities, information technology, communication and professional services, including legal, accounting audit and advisory and other consulting fees). In the 2024-2026 period, we also expect increased depreciation and utilities costs, which will account for roughly 50% of our G&A), reflecting mainly our planned 2023 capital expenditures.

In making the foregoing projections, SatixFy’s management made a number of important assumptions, including the following:
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Estimates of market development over the projection period;

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Our ability to capture and retain new and existing customers, respectively;

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Our estimates with respect to signed / existing customer contracts and future sales in the pipeline, including an assumption that the Company will successfully obtain contracts from at least some of the prospective customers it is currently in discussions with;

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The supply chain difficulties currently faced by the Company and its current and prospective customers will not materially deteriorate in 2022 and will be substantially resolved by the end of 2023;

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There will not be new, adverse impacts related to the COVID-19 pandemic that would lead to further reduction in global air travel demand or capacity;

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There will not be a deterioration in the geopolitical situation, including an expansion of armed conflict in Europe or commencement of hostilities in East Asia, or in international trade relations that would result in delays in projected communications satellite launches; and

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Forecasts for product demand and pricing and overall industry growth.

Changes in any of these assumptions, in addition to the other factors discussed above, could cause our projections not to be achieved.

Satisfaction of 80% Test
It is a requirement under the EDNCU Articles and Nasdaq rules that any business acquired by EDNCU have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable) at the time of the execution of a definitive agreement for an initial business combination. The balance of the funds in the Trust Account (excluding deferred underwriting commissions and taxes payable) at the time of the execution of the Business Combination Agreement with SatixFy was approximately $201,000,000 and 80% thereof represents approximately $160,800,000. In determining whether the 80% requirement was met, rather than relying on any one factor, EDNCU’s board of directors concluded that it was appropriate to base such valuation all of the qualitative factors described in this section and the section of this proxy statement entitled “EDNCU’s Board of Directors’ Reasons for the Business Combination and Recommendation of the Board of Directors” as well as quantitative factors, such as the anticipated implied equity value of the combined company being approximately $      million, assuming no redemptions. Based on the qualitative and quantitative information used to approve the Business Combination described herein, EDNCU’s board of directors determined that the foregoing 80% fair market value requirement was met. EDNCU’s board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition met the 80% requirement.
Certain Engagements in Connection with the Business Combination and Related Transactions
Cantor is acting as capital markets advisor and Truist Securities is acting as financial advisor to EDNCU. Barclays is acting as financial advisor to SatixFy in connection with the proposed Business Combination. In addition, Cantor and Barclays are acting as joint placement agents to EDNCU and SatixFy in connection with the PIPE Financing and will receive fees and expense reimbursements customary for such transactions. In connection with the Business Combination Agreement, the Company and SatixFy entered into a variety of different advisory arrangements with investments banks including Cantor, Truist Securities and Barclays Capital Inc. (“Barclays”). Pursuant to the placement agent engagement letter between Cantor, SatixFy and the Company, $3.5 million will be payable by SatixFy upon consummation of the Business Combination. Pursuant to the financial advisor engagement letter between Truist Securities and the Company, $2.855 million will be payable by the Company upon consummation of the Business Combination, and up to an additional $2.145 million will be payable depending on the amount of Proceeds involved in the Business Combination. Pursuant to the financial advisor engagement letter between Barclays and SatixFy, $7.5 million will be payable by SatixFy upon consummation of the Business Combination, and up to an additional $3.5 million will be payable depending on the amount of Proceeds involved in the Business Combination. Pursuant to the placement agent engagement letter between Barclays, SatixFy and the Company, no fees will be payable by the Company upon consummation of the Business Combination. Upon the consummation of the Business Combination, the Company would be a wholly owned subsidiary of SatixFy and any such obligations of the Company would be assumed by SatixFy on a consolidated basis. In the event that the Business Combination is not consummated, the only obligations of SatixFy and/or the Company will be the reimbursement of certain expenses.
Cantor and Truist Securities acted as the underwriters in the EDNCU IPO consummated on September 17, 2021, and will receive deferred underwriting commissions from EDNCU for the EDNCU IPO if the Business Combination is consummated. On March 6, 2022, the Company entered into a side letter to the underwriting agreement with Cantor and Truist Securities pursuant to which the deferred underwriting commission was changed to $6,000,000 for Cantor and $150,000 for Truist Securities. However, in the event that the Proceeds involved in the Business Combination are in excess of $40,000,000 and less than or equal to $100,000,000, the deferred underwriting commission shall be increased by up to an additional $2,100,000 for Cantor and up to an additional $750,000 for Truist Securities. Cantor’s, Truist Securities’ or their respective affiliates’ financial interests tied to the consummation of an initial business combination transaction by EDNCU may give rise to potential conflicts of interest in providing any services to EDNCU, including potential conflicts of interest in connection with the Business Combination.
Interests of Certain Persons in the Business Combination
In considering the recommendation of EDNCU’s board of directors to vote in favor of approval of the Business Combination Proposal, EDNCU shareholders should keep in mind that the Sponsor and EDNCU’s directors and executive officers, and entities affiliated with them, have interests in such proposals that are different from, or in addition to, those of EDNCU’s shareholders generally. In particular:
•
If the Business Combination with SatixFy or another business combination is not consummated by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles), EDNCU will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding EDNCU Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding EDNCU Public Shares, which redemption will completely extinguish EDNCU Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and, subject to the approval of its remaining shareholders and EDNCU’s board of directors and applicable law, dissolving and liquidating. In such event, the 5,000,000 Founder Shares (of which the Sponsor still holds 3,570,000 Founder Shares, and the directors and advisors collectively hold 180,000 Founder Shares), which were originally acquired by the Sponsor for $25,000, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such Founder Shares had an aggregate market value of $      million based upon the closing price of EDNCU Public Shares of $      per share on Nasdaq on           , 2022. On the other hand, if the Business Combination is consummated, each EDNCU ordinary share (including such Founder Shares) will be converted into one SatixFy Ordinary Share subject to adjustment described herein.

•
The Sponsor has spent $25,000 to purchase 5,000,000 Founder Shares (of which it still holds 3,570,000 Founder Shares) and $6,630,000 to purchase 6,630,000 EDNCU Private Warrants in a private placement from EDNCU for $1.00 per private warrant. The Founder Shares held by the Sponsor had an aggregate value of $      million based upon the closing price of EDNCU Public Shares of $      per share on Nasdaq on           , 2022 and the EDNCU Private Warrants had an aggregate market value of $      million based upon the closing price of the EDNCU Public Warrants of $      per EDNCU warrant on Nasdaq on           , 2022. The Founder Shares and the EDNCU Private Warrants will become worthless if EDNCU does not consummate a business combination by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles).

•
The Sponsor will receive 500,000 Price Adjustment Shares that will vest at three price adjustment achievement dates. See “The Business Combination Agreement — Consideration and Effects of the Business Combination — Price Adjustment Shares” for more information about the achievement dates.

•
Pursuant to the Unit Subscription Agreements and after the Closing, if the average trading price of the SatixFy Ordinary Shares during the thirty (30) consecutive days ending on the sixtieth (60th) day after the effectiveness of the resale registration statement that will register the PIPE Shares and PIPE Warrants is less than $10.00 per share, there shall be an adjustment such that the Sponsor shall forfeit, and the PIPE Investors (which includes an affiliate of the Sponsor) shall be entitled to receive at the Closing, up to 391,731 SatixFy Ordinary Shares that were issued to the Sponsor and put into the Escrow Account. All such shares will be released from the Escrow Account to the PIPE Investors by the Sponsor if the trading price of the SatixFy Ordinary Shares is $6.50 or lower during the applicable measurement period. Additionally, existing SatixFy shareholders contributed 1,175,192 SatixFy Ordinary Shares otherwise issuable to them upon Closing that are subject to release from escrow to the PIPE Investors on the same terms as the shares contributed by the Sponsor (including forfeiture to the affiliate of the Sponsor that is participating in the PIPE Financing). If the average trading price of the SatixFy Ordinary Shares during the period described above is equal to or greater than $10.00 per share, the Sponsor and the SatixFy shareholders shall have the above mentioned shares returned to them from the Escrow Account.

•
The Sponsor will be subject to a one hundred eighty (180) day lock-up on sales of SatixFy Ordinary Shares after the Closing, which has been reduced from the EDNCU IPO.

•
If EDNCU is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by EDNCU for services rendered or contracted for or products sold to EDNCU. If EDNCU consummates a business combination, on the other hand, EDNCU will be liable for all such claims.
•
The Sponsor and EDNCU’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on EDNCU’s behalf, such as identifying and investigating possible business targets and business combinations. However, if EDNCU fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, EDNCU may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles). As of the record date, the Sponsor and EDNCU’s officers and directors and their affiliates had incurred approximately $      of unpaid reimbursable expenses.

•
The Business Combination Agreement provides for the continued indemnification of EDNCU’s current directors and officers and the continuation of directors’ and officers’ liability insurance covering EDNCU’s current directors and officers.

•
EDNCU’s Sponsor, officers and directors (or their affiliates) may make loans from time to time to EDNCU to fund certain capital requirements. If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to EDNCU outside of the Trust Account.

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The Sponsor has designated Richard C. Davis, to serve as a member of the board of directors of SatixFy following the closing of the Business Combination and, therefore, in the future Mr. Davis will receive any cash fees, stock options or stock awards that SatixFy’s board of directors determines to pay to its non-executive directors.

•
Affiliates of the Sponsor have agreed to invest an aggregate amount of $10.0 million to purchase 1,000,000 PIPE Units in connection with the PIPE Financing to be completed at the closing of the Business Combination.

•
The Sponsor will benefit financially from the completion of any business combination even if the stock price declines after such business combination, generating a negative return for other shareholders. The Sponsor will lose substantially all of its investment in EDNCU and will not be reimbursed for any out-of- pocket expenses if an initial business combination is not completed prior to March 17, 2023 (or such later date as may be approved by EDNCU’s shareholders in an amendment to the EDNCU Articles). Thus, if the proposed Business Combination with SatixFy is not consummated, EDNCU may seek to complete a business combination with a less favorable target company or on terms less favorable to EDNCU shareholders rather than choose to dissolve and liquidate.

•
The Sponsor paid an aggregate of $25,000 for 5,000,000 Founder Shares (of which it still holds 3,570,000 Founder Shares), which had an aggregate market value of $      million based upon the closing price of $      per share on Nasdaq on           , 2022. If the proposed Business Combination with SatixFy is consummated, the Sponsor may still earn a positive rate of return on its investment, even if other shareholders experience a negative rate of return post-Business Combination.

Anticipated Accounting Treatment
The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, EDNCU will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of SatixFy issuing shares in the Business Combination for the net assets of EDNCU as of the Closing, accompanied by a recapitalization. The net assets of EDNCU will be stated at historical cost, with no goodwill or other intangible assets recorded.
SatixFy has determined that it will be the accounting acquirer based on evaluation of the following facts and circumstances:

•
SatixFy’s existing shareholders will have the greatest voting interest in the combined entity under both the No Redemption and Maximum Redemption (both terms, as defined below) scenarios.

•
SatixFy’s directors will represent the majority of the board of directors of the combined company following the consummation of the Business Combination;

•
SatixFy’s senior management will be the senior management of the combined company following the consummation of the Business Combination; and

•
SatixFy is the larger entity based on historical operating activity and its employee base.

The Business Combination, which is not within the scope of IFRS 3 since EDNCU does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of SatixFy Ordinary Shares issued over the fair value of EDNCU’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.
Regulatory Matters
The Business Combination is not subject to any federal or state regulatory requirement or approval, except for the filings with the Registrar of Companies in the Cayman Islands necessary to effectuate the Business Combination.
Upon Closing, EDNCU shall execute the Plan of Merger and shall file the Plan of Merger and such other documents as required by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Cayman Companies Law. The Business Combination shall become effective at the Closing when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands.
Required Vote
The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the EDNCU Articles, being the affirmative vote of shareholders holding a majority of the EDNCU ordinary shares which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present. The Transactions will not be consummated if EDNCU has less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to or upon consummation of the Transactions.
Brokers are not entitled to vote on the Business Combination Proposal absent voting instructions from the beneficial holder. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.
The approval of the Business Combination Proposal and Merger Proposal is a condition to the consummation of the Transactions. If the Business Combination Proposal is not approved, the other proposals (except an Adjournment Proposal, as described below) will not be presented to the EDNCU shareholders for a vote.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that Endurance Acquisition Corp.’s (“EDNCU”) entry into the Business Combination Agreement, dated as of March 8, 2022 (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among EDNCU, SatixFy MS (“Merger Sub”), and SatixFy Communications Ltd. (“SatixFy”), pursuant to which, among other things, Merger Sub will merge with and into EDNCU, with EDNCU surviving the merger as a wholly owned subsidiary of SatixFy in accordance with the terms and subject to the conditions of the Business Combination Agreement, and the transactions contemplated by the Business Combination Agreement each be and are hereby authorized, approved, ratified and confirmed in all respects.”

Recommendation of EDNCU’s Board of Directors
EDNCU’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE EDNCU SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
Resale of the SatixFy Ordinary Shares
The SatixFy Ordinary Shares to be issued in connection with the Business Combination will be freely transferable under the Securities Act except for shares issued to any shareholder who may be deemed for purposes of Rule 144 under the Securities Act an “affiliate” of EDNCU immediately prior to the Effective Time or an “affiliate” of SatixFy following the Business Combination. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with, SatixFy or EDNCU (as appropriate) and may include the executive officers, directors and significant shareholders of SatixFy or EDNCU (as appropriate).
Stock Exchange Listing of the SatixFy Ordinary Shares
SatixFy will use commercially reasonable efforts to cause, prior to the Effective Time, the SatixFy Ordinary Shares and the SatixFy Public Warrants to be approved for listing on Nasdaq under the symbols “SATX” and “SATXW,” respectively, subject to official notice of issuance. Approval of the listing on Nasdaq of the SatixFy Ordinary Shares and the SatixFy Public Warrants (subject to official notice of issuance) is a condition to each party’s obligation to complete the Business Combination.
Delisting and Deregistration of EDNCU ordinary shares
If the Business Combination is completed, EDNCU Public Shares, the EDNCU Public Warrants and EDNCU Units will be delisted from Nasdaq and will be deregistered under the Exchange Act.
Combined Company Status as a Foreign Private Issuer under the Exchange Act
SatixFy expects to remain a “foreign private issuer” (under SEC rules). Consequently, upon consummation of the Business Combination, SatixFy will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. SatixFy will be required to file its annual report on Form 20-F for the year ending December 31, 2022 with the SEC by April 30, 2023. In addition, SatixFy will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by SatixFy in Israel or that is distributed or required to be distributed by SatixFy to its shareholders.
Based on its foreign private issuer status, SatixFy will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers will be required to file their annual report on Form 20-F by 120 days after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. SatixFy will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. SatixFy will also have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that it discloses the requirements it is not following and describe the home country practices it is following.
Despite its initial exemption due to its foreign private issuer status, SatixFy, and following the consummation of the Business Combination, SatixFy, nevertheless expects to issue interim quarterly financial information publicly and to furnish it to the SEC on Form 6-K following the Business Combination.

See “Risk Factors — Risks Related to Being a Public Company — We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer” and “Management Following the Business Combination — Corporate Governance Practices.”
Combined Company Status as an Emerging Growth Company under U.S. Federal Securities Laws and Related Implications
Each of EDNCU and SatixFy is, and, following the Business Combination, the combined company is expected to be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, SatixFy will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and reduced disclosure obligations, including with regard to executive compensation (for which SatixFy will also be eligible so long as it remains a foreign private issuer and such reduced disclosure is permitted by Israeli standards). If some investors find SatixFy’s securities less attractive as a result, there may be a less active trading market for SatixFy’s securities and the prices of SatixFy’s securities may be more volatile.
The JOBS Act exempts emerging growth companies from certain SEC disclosure requirements and standard and SatixFy intends to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as it qualifies as an emerging growth company, including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, (2) presenting only two years of audited consolidated financial statements until we file our first annual report with the SEC, including in this proxy statement/prospectus, and (3) not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or current or future PCAOB rules requiring supplements to the auditor’s report providing additional information about the audit and the consolidated financial statements (critical audit matters or auditor discussion and analysis). Although under the JOBS Act emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies, this exemption does not apply to companies, such as SatixFy, reporting under IFRS since IFRS does not provide for different transition periods for public and private companies.
SatixFy will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of SatixFy’s initial public offering, (b) in which SatixFy’s has total annual gross revenue of at least $1.07 billion, or (c) in which SatixFy is deemed to be a large accelerated filer, which means that SatixFy has been a reporting company for at least 12 months, has filed an annual report and the market value of SatixFy’s common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which SatixFy has issued more than $1.0 billion in non-convertible debt securities during the prior rolling three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

PROPOSAL TWO — THE MERGER PROPOSAL
The Merger Proposal, if approved, will authorize the Plan of Merger.
Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the Business Combination, Merger Sub will merge with and into EDNCU, with EDNCU surviving as a wholly-owned subsidiary of SatixFy. See the section entitled “Proposal One — The Business Combination Proposal” for a description of the Business Combination and its structure.
Required Vote
The approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the EDNCU Articles, being the affirmative vote of shareholders holding at least two-thirds of the EDNCU ordinary shares which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present. The approval of the Business Combination Proposal and the Merger Proposal is a condition to the consummation of the Business Combination.
Brokers are not entitled to vote on the Merger Proposal absent voting instructions from the beneficial holder. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.
Resolutions to be Voted Upon
The full text of the resolutions to be voted upon is as follows:
“RESOLVED, as a special resolution, that:
(1)
the Plan of Merger, by and among Endurance Acquisition Corp. (“EDNCU”), SatixFy MS (“Merger Sub”), and SatixFy Communications Ltd. (“SatixFy”), substantially in the form appended to the Business Combination Agreement, dated as of March 8, 2022, by and among EDNCU, Merger Sub and SatixFy, (the “Plan of Merger”) be and is hereby authorized and approved in all respects;

(2)
EDNCU be authorized to merge with Merger Sub (the “Business Combination”) so that EDNCU be the surviving company (surviving the Business Combination as a wholly owned subsidiary of SatixFy, in accordance with the terms and subject to the conditions of the Business Combination Agreement and Plan of Merger) and all the undertaking, property and liabilities of Merger Sub shall vest in EDNCU by virtue of the merger pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”);

(3)
EDNCU be authorized to enter into the Plan of Merger;

(4)
there being no holders of any outstanding security interest granted by EDNCU immediately prior to the Effective Time (as defined in the Plan of Merger), the Plan of Merger be executed by any one director on behalf of EDNCU and any director or delegate or agent thereof be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands;

(5)
as at the Effective Time, the Memorandum and Articles of Association of EDNCU will be in the form attached to the Plan of Merger; and

(6)
all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these Resolutions by any director or officer of EDNCU in connection with the transactions contemplated by these resolutions be approved, ratified and confirmed in all respects.”

Recommendation of EDNCU’s Board of Directors
EDNCU’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EDNCU SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL

The existence of financial and personal interests of one or more of EDNCU’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he, she or they may believe is in the best interests of EDNCU and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See the section above entitled “Proposal One — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion.
Appraisal Rights under the Cayman Companies Law
Holders of record of EDNCU ordinary shares may have appraisal rights in connection with the Business Combination under the Cayman Companies Law. Holders of record of EDNCU ordinary shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its EDNCU ordinary shares must give written objection to the Business Combination to EDNCU prior to the shareholder vote to approve the Business Combination and follow the procedures set out in Section 238 of the Cayman Companies Law, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Law which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. These statutory appraisal rights are separate to and mutually exclusive of the right of EDNCU Public Shareholders to demand that their EDNCU Public Shares are redeemed for cash for a pro rata share of the funds on deposit in the Trust Account in accordance with the EDNCU Articles. It is possible that if an EDNCU Public Shareholder exercises appraisal rights, the fair value of the EDNCU ordinary shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than such holder would obtain if he, she, or it exercised his, her or its redemption rights as described herein. EDNCU believes that such fair value would equal the amount that EDNCU Public Shareholders would obtain if they exercise their redemption rights as described herein. EDNCU Public Shareholders need not vote against any of the proposals at the extraordinary general meeting in order to exercise Dissent Rights. An EDNCU shareholder which elects to exercise Dissent Rights must do so in respect of all of the EDNCU ordinary shares that person holds and will lose their right to exercise their redemption rights as described herein. See “Extraordinary General Meeting of EDNCU Shareholders — Appraisal Rights under the Cayman Companies Law” for more information.
EDNCU shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Law.

PROPOSAL THREE — THE ADJOURNMENT PROPOSAL
The Adjournment Proposal, if adopted, will allow the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting to a later date or dates, if necessary. In no event will EDNCU solicit proxies to adjourn the extraordinary general meeting or consummate the Transactions beyond the date by which it may properly do so under the EDNCU Articles. The purpose of the Adjournment Proposal is to provide more time to meet the requirements that are necessary to consummate the Transactions. See the section titled “Proposal One — The Business Combination Proposal” and “Proposal Two — The Merger Proposal.”
Consequences If the Adjournment Proposal Is Not Approved
If the Adjournment Proposal is presented to the meeting and is not approved by the shareholders, EDNCU’s board of directors may not be able to adjourn the extraordinary general meeting to a later date or dates. In such event, the Transactions would not be completed.
Required Vote
The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the EDNCU Articles, being the affirmative vote of shareholders holding a majority of the EDNCU ordinary shares which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.
Brokers are not entitled to vote on the Adjournment Proposal absent voting instructions from the beneficial holder. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting or to seek withdrawals if EDNCU’s public shareholders have elected to redeem an amount of Class A ordinary shares, par value $0.0001 per share, such that EDNCU reasonably expects the minimum available cash condition contained in the Business Combination Agreement, dated as of March 8, 2022 (as it may be amended and/or restated from time to time), by and among Endurance Acquisition Corp. (“EDNCU”), SatixFy MS, and SatixFy Communications Ltd. would not be satisfied, be and is hereby approved.”
Recommendation of EDNCU’s Board of Directors
EDNCU’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EDNCU SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL, IF PRESENTED.

THE BUSINESS COMBINATION AGREEMENT
For a discussion of the Business Combination structure and Business Combination consideration provisions of the Business Combination Agreement, see the sections entitled “Proposal One — The Business Combination Agreement Proposal” and “Proposal Two — The Merger Proposal.” Such discussion and the following summary of other material provisions of the Business Combination Agreement is qualified by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to the proxy statement/prospectus. All EDNCU shareholders are encouraged to read the Business Combination Agreement in its entirety for a more complete description of the terms and conditions of the Business Combination. You are urged to read carefully the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination. The legal rights and obligations of the parties to the Business Combination Agreement are governed by the specific language of the Business Combination Agreement, and not this summary.
The Business Combination Agreement summary below is included in this proxy statement/prospectus only to provide you with information regarding the terms and conditions of the Business Combination Agreement and not to provide any other factual information regarding EDNCU, SatixFy or their respective businesses. Accordingly, the representations and warranties and other provisions of the Business Combination Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties to the Business Combination Agreement and are subject to important qualifications and limitations agreed to by such parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure letters, which is referred to herein as the “EDNCU Disclosure Letter” and the “SatixFy Disclosure Letter,” respectively, and collectively as the “Disclosure Letters,” which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and was used for the purpose of allocating risk among the parties to the Business Combination Agreement rather than for the purpose of establishing matters as facts. EDNCU and SatixFy do not believe that the Disclosure Letters contain information that is material to an investment decision. Moreover, certain representations and warranties in the Business Combination Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about EDNCU or SatixFy or any other matter.
Overview of the Transactions Contemplated by the Business Combination Agreement
The Business Combination Agreement provides for the merger of Merger Sub with and into EDNCU, with EDNCU continuing as the surviving entity and a wholly-owned subsidiary of SatixFy. As a result of the Business Combination, SatixFy will continue as the parent/public company.
Closing and Effective Time
In accordance with the terms and subject to the conditions of the Business Combination Agreement, the Closing will take place as promptly as reasonably practicable, but in no event later than three (3) Business Days after the first date on which all conditions set forth in Article VI of the Business Combination Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or such other place, date and/or time as EDNCU and SatixFy may mutually agree to in writing. Upon closing of the Business Combination, SatixFy will own all of the capital stock of EDNCU. The Transactions are expected to be consummated promptly after the extraordinary general meeting of EDNCU’s shareholders described in this proxy statement/prospectus.
As of the date of this proxy statement/prospectus, the parties expect that the Business Combination will be effective during the second or third quarter of 2022. However, there can be no assurance as to when or if the Business Combination will occur.

If the Transactions are not completed by September 8, 2022, the Business Combination Agreement may be terminated by either EDNCU or SatixFy. However, a party may not terminate the Business Combination Agreement pursuant to the provision described in this paragraph if such party’s breach of the Business Combination Agreement proximately caused the failure to consummate the Transactions to be consummated on or before such date. See “— Termination”.
Consideration and Effects of the Business Combination
Treatment of SatixFy Preferred Shares — The Preferred Share Conversion
Prior to the Effective Time, each SatixFy Preferred Share issued and outstanding at the end of the date immediately prior to the Closing Date will be converted into one (1) SatixFy Ordinary Share, effective as of the end of such date immediately prior to the Closing Date.
Pre-Closing Recapitalization
Immediately following the Preferred Share Conversion but prior to the Effective Time, each SatixFy Ordinary Share issued and outstanding immediately following the Preferred Shared Conversion, but prior to the Effective Time, will be converted into a number of SatixFy Ordinary Shares determined by multiplying each such SatixFy Ordinary Share by the Exchange Ratio.
For the purposes of the Business Combination Agreement, the “Exchange Ratio” means the number equal to the quotient obtained by dividing:
•
(a) the number equal to the quotient obtained by dividing:

•
(1)(i) $500,000,000 (the “Equity Value”), plus (ii) the aggregate amount of the exercise price that would be paid to SatixFy in respect of all SatixFy Options that have become vested or are expected to vest on or prior to the Effective Time in accordance with the terms of the 2020 Share Award Plan and such SatixFy Option (after taking into consideration any accelerated vesting that may occur in connection with the Closing, if any) if all such vested SatixFy Options were exercised in full immediately prior to the Effective Time (without giving effect to any “net” exercise or similar concept) (the “Vested SatixFy Options”), plus (iii) the aggregate amount of the exercise price that would be paid to SatixFy in respect of SatixFy Warrants if all SatixFy Warrants were exercised in full immediately prior to the Effective Time (without giving effect to any “net” exercise or similar concept) by

•
(2) the sum of (a) the aggregate number of SatixFy Preferred Shares and SatixFy Ordinary Shares (the “SatixFy Shares”) outstanding as of immediately prior to the consummation of the Pre-Closing Recapitalization (and after, for the avoidance of doubt, giving effect to the Company Preferred Share Conversion, but excluding any SatixFy Shares held by SatixFy in treasury), (b) the aggregate number of SatixFy Ordinary Shares subject to Vested SatixFy Options as of immediately prior to the consummation of the Pre-Closing Recapitalization, and (c) the aggregate number of SatixFy Ordinary Shares issuable upon exercise of the SatixFy Warrants as of immediately prior to the consummation of the Pre-Closing Recapitalization (and excluding, for the avoidance of doubt, any SatixFy Warrant that has been exercised prior to such time in accordance with its terms either for SatixFy Shares or a cash payment in accordance with the terms thereof); provided that, in the case of this clause 2, such sum shall exclude, for the avoidance of doubt, any SatixFy Ordinary Shares or other capital stock of the Company issued or issuable in connection with the PIPE Financing, the Debt Financing, the Backstop Facility, the Equity Line of Credit or any Permitted Interim Financing,

by
•
(b) $10.00.

No later than two (2) Business Days prior to the Closing Date, SatixFy shall deliver to EDNCU its good faith estimate of the Exchange Ratio. SatixFy shall consider in good faith EDNCU’s comments thereto (or to any component thereof), it being understood that EDNCU’s approval of the Exchange Ratio will not be a condition to EDNCU’s obligations to consummate the transactions contemplated by the Business Combination Agreement and SatixFy shall have no obligation to revise the Exchange Ratio to reflect any comments provided by EDNCU. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any share split, split-up, reverse share split, recapitalization, share dividend or share distribution (including any dividend or distribution of securities convertible into SatixFy Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change (in each case, other than the Pre-Closing Recapitalization and the Preferred Share Conversion (collectively the “Capital Restructuring”)) with respect to SatixFy Ordinary Shares occurring on or after the date hereof and prior to the Closing.
Treatment of SatixFy Options
Immediately following the Pre-Closing Recapitalization but prior to the Effective Time, each SatixFy Option outstanding and unexercised immediately prior to the Effective Time, will be adjusted by multiplying the number of SatixFy Ordinary Shares subject to such option by the Exchange Ratio, which product shall be rounded to the nearest whole number of shares, and the per share exercise price will determined by dividing the exercise price of such option immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded to the nearest whole cent.
Treatment of SatixFy Warrants
Immediately following the Pre-Closing Recapitalization but prior to the Effective Time, each SatixFy Warrant will be adjusted by multiplying the number of SatixFy Ordinary Shares subject to such warrant by the Exchange Ratio, which product shall be rounded to the nearest whole number of shares, and the per share exercise price will be determined by dividing the per share exercise price of such warrant immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded to the nearest whole cent. Substantially all SatixFy Warrants issued and outstanding will be exercised on a cashless basis assuming a then price per share equal to $10.00, and no SatixFy Warrants shall survive after the Effective Time.
Treatment of EDNCU Units
Upon consummation of the Business Combination, EDNCU Units will automatically separate into the underlying EDNCU Class A ordinary shares and EDNCU warrants and will be converted into SatixFy Ordinary Shares and SatixFy Warrants pursuant to the applicable provisions of the Business Combination Agreement.
Treatment of EDNCU Ordinary Shares
At the Effective Time, each EDNCU ordinary share (excluding any EDNCU ordinary shares held by EDNCU as treasury shares, EDNCU Public Shares in respect of which the applicable holder thereof has validly exercised his, her or its redemption right (and not waived, withdrawn or otherwise lost such rights) (“Redeeming EDNCU Shares”) and EDNCU ordinary shares that are (i) issued and outstanding immediately prior to the Effective Time and (ii) held by an EDNCU shareholder who has validly exercised his, her or its Dissent Rights (and not waived, withdrawn, forfeited, failed to perfect or otherwise lost such rights) (“Dissenting EDNCU Shares”)) that is issued and outstanding immediately prior to the Effective Time (collectively, the “Eligible EDNCU Shares”) shall be converted automatically into, and the holders of such Eligible EDNCU Shares shall be entitled to receive from the Exchange Agent, for each Eligible EDNCU Share, one (1) SatixFy Ordinary Share after giving effect to the Capital Restructuring (the “Merger Consideration”), following which all Eligible EDNCU Shares shall automatically be canceled and shall cease to exist by virtue of the Business Combination. As of the Effective Time, the holders of Eligible EDNCU Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Eligible EDNCU Shares, except as provided herein or under applicable law.
Treatment of EDNCU Warrants
At the Effective Time, SatixFy will assume the Existing EDNCU Warrant Agreement (as defined herein) and each EDNCU warrant that is issued and outstanding immediately prior to the Effective Time shall automatically and irrevocably be converted into a corresponding SatixFy Warrant exercisable for one (1) SatixFy Ordinary Share under the terms and conditions of the SatixFy Warrant Assumption Agreement.
Treatment of EDNCU Treasury Shares
At the Effective Time, each EDNCU Share that is issued and outstanding and held immediately prior to the Effective Time by EDNCU as treasury shares (if any) shall be automatically canceled and extinguished without any conversion thereof and no consideration shall be paid with respect thereto.
Treatment of Redeeming EDNCU Shares
At the Effective Time, each Redeeming EDNCU Share that is issued and outstanding immediately prior to the Effective Time (if any) shall be automatically canceled and extinguished and shall thereafter represent only the right to be paid a pro rata share of the aggregate amount payable with respect to the exercise of EDNCU shareholder redemption rights in accordance with the EDNCU Articles.
Treatment of Redeeming Dissenting EDNCU Shares
At the Effective Time, each Dissenting EDNCU Share that is issued and outstanding immediately prior to the Effective Time (if any) shall be automatically cancelled and extinguished and shall thereafter represent only such rights as are granted by the Cayman Companies Law to a holder of Dissenting EDNCU Shares. If any Dissenting EDNCU Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time and the date of loss of such status, such shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with the Business Combination Agreement and shall not thereafter be deemed to be Dissenting EDNCU Shares.
Price Adjustment Shares
Immediately following the Effective Time, SatixFy will issue a total of 27,500,000 Price Adjustment Shares with SatixFy’s founders receiving 27,000,000 Price Adjustment Shares and the Sponsor receiving 500,000 Price Adjustment Shares. See “Security Ownership of Certain Beneficial Owners and Management of EDNCU, SatixFy and the Combined Company” for more information.The Price Adjustment Shares vest at three price adjustment achievement dates as follows:
•
One-third of the Price Adjustment Shares will vest if at any time 150 days after the Closing and within the 10-year period following the closing, the VWAP of SatixFy Ordinary Shares is greater than or equal to $12.50 for any seven (7) trading days within a period of 30 consecutive trading days.

•
One-third of the Price Adjustment Shares will vest if at any time 150 days after the Closing and within the 10-year period following the closing, the VWAP of SatixFy Ordinary Shares is greater than or equal to $14.00 for any seven (7) trading days within a period of 30 consecutive trading days.

•
One-third of the Price Adjustment Shares will vest if at any time 150 days after the Closing and within the 10-year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $15.50 for any seven (7) trading days within a period of 30 consecutive trading days.

The share price targets shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalization, reclassifications, combinations, exchanges of shares and other similar changes or transactions to the SatixFy Ordinary Shares occurring on or after the Closing.
In the event of a SatixFy change in control transaction within five years following the closing of the Business Combination, all of the unvested Price Adjustment Shares not earlier vested will vest immediately prior to the closing of such change in control.
If the Price Adjustment Shares do not vest according to the achievement dates above, or if a change of control has no occurred after the Closing and prior to the date that is ten (10) years following the Closing Date, then any unvested Price Adjustment Shares shall automatically be forfeited back to SatixFy for no consideration.

Board of Directors of the Combined Company
At the Effective Time, the SatixFy board shall initially have a minimum of three (3) and a maximum of nine (9), composed as follows: (i) the then-current Chief Executive Officer of SatixFy, (ii) one (1) member initially designated by the Sponsor and (iii) up to seven (7) members initially designated by SatixFy.
PIPE Financing
Prior to, but conditioned upon the Effective Time, SatixFy shall seek to consummate a PIPE Financing pursuant to, and in the amounts set forth in the Subscription Agreements. Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and SatixFy agreed to issue and sell to the PIPE Investors, immediately prior to the closing of the Business Combination, an aggregate of 2,910,000 PIPE Units consisting of (i) one PIPE Share and (ii) one-half of one PIPE Warrant exercisable for one SatixFy Ordinary Share at a price of $11.50 per share for a purchase price of $10.00 per unit, for gross proceeds of $29,100,000. Affiliates of the Sponsor agreed to purchase $10,000,000 of SatixFy units pursuant to the Subscription Agreements on the same terms and conditions as all other PIPE Investors. See “Agreements Entered into in Connection with the Business Combination Agreement — Subscription Agreements” for more information.
Backstop Facility
Prior to the Closing, SatixFy and EDNCU shall use commercially reasonable efforts to obtain a revolving credit agreement entered into between SatixFy and the institutional lender and its affiliates that are lenders under the Debt Financing pursuant to which SatixFy may borrow from time to time up to $25,000,000. The entry into or the consummation of the Backstop Facility will not be a condition to the obligations of either SatixFy or EDNCU to consummate the Closing. No amount of cash committed to SatixFy pursuant to the Backstop Facility shall be included for purposes of the Aggregate Transaction Proceeds, except to the extent the Backstop Facility has been entered into prior to or concurrently with the Effective Time.
Withholding
Payments received under the Business Combination Agreement are subject to applicable withholding requirements.
Representations and Warranties
The Business Combination Agreement contains representations and warranties of EDNCU relating, among other things, to:
•
organization and qualification;

•
the authorization, delivery and enforceability of the Business Combination Agreement and the Ancillary Documents;

•
Consents and requisite government approvals;

•
brokers;

•
information supplied;

•
capitalization;

•
SEC filings;

•
Trust Account;

•
indebtedness;

•
transactions with affiliates;

•
litigation;

•
compliance with applicable law;

•
business activities;

•
internal controls; Nasdaq listing; financial statements

•
no undisclosed liabilities;

•
tax matters;

•
material contracts; no defaults;

•
absence of changes;

•
employee benefit plans;

•
Sponsor Letter Agreement;

•
Investment Company Act;

•
charter provisions;

•
compliance with international trade and anti-corruption laws;

•
investigation; and

•
residency.

The Business Combination Agreement contains representations and warranties of SatixFy and its subsidiaries relating, among other things, to:
•
organization and qualification;

•
capitalization;

•
the authorization, delivery and enforceability of the Business Combination Agreement and the Ancillary Documents;

•
financial statements; undisclosed liabilities;

•
consents and requisite governmental approvals; no violations;

•
permits;

•
material contracts; no defaults;

•
absence of changes;

•
litigation;

•
compliance with applicable law;

•
employee plans;

•
environmental matters;

•
intellectual property;

•
privacy and data security;

•
labor matters;

•
insurance;

•
tax matters;

•
brokers;

•
real and personal property;

•
transactions with affiliates;

•
compliance with international trade and anti-corruption laws;

•
PIPE Financing;

•
Equity Line of Credit;

•
governmental grants;

•
information supplied; and

•
Investigation.

None of the representations and warranties of EDNCU, SatixFy or Merger Sub contained in the Business Combination Agreement or any certificate or instrument delivered pursuant to the Business Combination Agreement will survive the Closing, other than those covenants and agreements that by their terms survive the Effective Time and certain miscellaneous provisions of the Business Combination Agreement.
Material Adverse Effect
Under the Business Combination Agreement, certain representations and warranties of SatixFy are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Business Combination Agreement, certain representations and warranties of EDNCU are qualified in whole or in part by a material adverse effect on the ability of EDNCU to enter into and perform its obligations under the Business Combination Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Business Combination Agreement, a material adverse effect with respect to SatixFy (“SatixFy Material Adverse Effect”) any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (x) the business, results of operations or financial condition of SatixFy and its subsidiaries, taken as a whole, or (y) the ability of SatixFy and its subsidiaries to consummate the transactions contemplated by the Business Combination Agreement before the applicable Termination Date.
However, none of the following, alone or in combination, shall be taken into account in determining whether a SatixFy Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to:
(i)   general business or economic conditions in or affecting the United States, Israel or any other jurisdiction where any of SatixFy and its subsidiaries operate, or changes therein, or the global economy generally;
(ii)   acts of war, sabotage or terrorism (including cyberterrorism) in the United States, Israel, the United Kingdom, or any other jurisdiction where any of SatixFy and its subsidiaries operate;
(iii)   changes in conditions of the financial, banking, capital or securities markets generally in the United States, Israel, the United Kingdom, or any other jurisdiction where any of SatixFy and its subsidiaries operate, or changes therein, including changes in interest rates and changes in exchange rates;
(iv)   changes in any applicable Laws, regulatory policies or IFRS or any guidance relating thereto or any official interpretation thereof;
(v)   any change, event, effect or occurrence that is generally applicable to the industries or markets in which SatixFy or its subsidiaries operate;
(vi)   the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of SatixFy or its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third-parties related thereto;
(vii)   any failure by SatixFy or its subsidiaries to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a SatixFy Material Adverse Effect if otherwise contemplated by, and not otherwise excluded from, this definition); or
(viii)   any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, explosions, epidemics, pandemics (including COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof)), acts of God or other natural disasters or comparable events, or any escalation of the foregoing, or (ix) any action taken or not taken at the written request of EDNCU.
However, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) may be taken into account in determining whether a SatixFy Material Adverse Effect has occurred or is reasonably likely to occur to the extent (and only to the extent) such change, event, effect or occurrence has a disproportionate adverse effect on SatixFy or its subsidiaries, taken as a whole, relative to other participants operating in the industries or markets in which SatixFy or its subsidiaries operate.
Covenants
The parties have each agreed to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by the Business Combination Agreement. EDNCU and SatixFy have each also agreed that (a) SatixFy shall, and shall cause its subsidiaries to use commercially reasonable efforts to (i) conduct and operate their respective businesses in the ordinary course in all material respects (ii) maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of SatixFy and its subsidiaries, taken as a whole, (iii) keep available the services of the key employees of SatixFy and (iv) preserve existing relations and goodwill of SatixFy and its subsidiaries with major customers, supplies, distributors and creditors of SatixFy and its subsidiaries, and (b) EDNCU shall use its commercially reasonable efforts to comply with and continue performing under the its governing documents, the Investment Management Trust Agreement, dated as of September 14, 2021, by and between Continental and EDNCU (the “Trust Agreement”) and all other agreements or contracts to which EDNCU may be a party, in each case through the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms.
EDNCU and SatixFy have agreed that, unless otherwise contemplated under the Business Combination Agreement or any Ancillary Document or required by applicable law, and subject to certain disclosed exceptions, neither SatixFy nor its subsidiaries will take the following actions during the interim period from the date of the Business Combination Agreement through the earlier of the Closing or the valid termination of the Business Combination Agreement pursuant to its terms, among others, except as consented to in writing by EDNCU (such consent, not to be unreasonably withheld, conditioned or delayed):
•
declare, set aside, make or pay a dividend on, or make any other distribution or payment (whether in cash, shares, stock or property) in respect of, any equity Securities of SatixFy or its subsidiaries or repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, any outstanding equity securities of SatixFy or its subsidiaries, other than (x) dividends or distributions, declared, set aside or paid by any of SatixFy’s Subsidiaries, (y) any dividends or distributions required under the governing documents of any joint venture of any subsidiaries of SatixFy, if any, and (z) repurchases of any equity securities pursuant to its existing equity incentive awards as of the date hereof in accordance with the terms thereof existing as of the date hereof (or equity incentive awards permitted to be issued pursuant to the Business Combination Agreement on and after the date hereof);

•
(A) merge, consolidate, combine or amalgamate any SatixFy or any of its subsidiaries with any person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any corporation, company, partnership, association or other business entity or organization or division thereof;

•
adopt any amendments, supplements, restatements or modifications to SatixFy’s or any of its subsidiaries’ governing documents or the Shareholder Agreement;

•
subdivide, split, consolidate, combine or reclassify any of its share capital, capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its share capital or capital stock;

•
(A) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or voluntarily subject to a lien (other than a permitted lien or a lien in respect of the equity securities of SatixFy), any equity securities of SatixFy or its subsidiaries or Merger Sub or (B) grant any options, restricted stock, restricted stock units, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any SatixFy or its subsidiaries or Merger Sub to issue, deliver or sell any equity securities of SatixFy or its subsidiaries, other than (i) to employees and independent contractors of SatixFy or its subsidiaries (but not to certain key individuals) in the ordinary course of business consistent with past practice in a cumulative amount not to exceed 600,000 options, in each case, out of the 2020 Share Award Plan, (ii) the issuance of shares of capital stock of SatixFy upon the exercise of any SatixFy Option outstanding on the date of the Business Combination Agreement (or equity incentive awards permitted to be issued pursuant to the Business Combination Agreement on and after the date hereof) in accordance with the terms of the applicable SatixFy equity plan and the underlying grant, award or similar agreement, (iii) pursuant to the PIPE Financing, or (iv) in connection with any Permitted Interim Financing;

•
incur, create or assume any indebtedness for borrowed money in excess of $5,000,000 (either individually or in the aggregate), other than (x) any amounts payable under purchase orders, including any trade payables, (y) between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or (z) in connection with borrowings, extensions of credit and other financial accommodations under SatixFy’s and it subsidiaries’ existing credit facilities, notes and other existing Indebtedness and, in each case, any refinancings thereof (excluding the Backstop Facility);

•
make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person, other than (A) intercompany loans or capital contributions between SatixFy and any of its subsidiaries, (B) the reimbursement of expenses of employees in the ordinary course of business, (C) prepayments and deposits paid to suppliers of SatixFy or its subsidiaries in the ordinary course of business, (D) trade credit extended to customers of SatixFy or its subsidiaries in the ordinary course of business, (E) advances to wholly owned subsidiaries of SatixFy and (F) other such loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person in an aggregate amount not to exceed $2,000,000;

•
except (w) as required under the existing terms of any employee benefit plan, (x) as required under the terms of the Business Combination Agreement (including pursuant to Section 5.16 of the Business Combination Agreement), (y) as required by any applicable Law or (z) in the ordinary course of business, (A) adopt, enter into, terminate or materially amend or modify any material employee benefit plan of SatixFy or its subsidiaries, (B) materially increase the compensation payable to any member of SatixFy’s management, (C) accelerate, by any action or omission of SatixFy or its subsidiaries, any payment, right to payment, vesting or benefit, or the funding of any payment, right to payment, vesting or benefit, payable or to become payable to any member of SatixFy’s management, or (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any member of SatixFy’s management;

•
(i) materially modify, extend (other than extension in the ordinary course of business), terminate, negotiate, or enter into any collective bargaining agreement or (ii) recognize or certify any labor union, works council, or other labor organization or group of employees of SatixFy or its subsidiaries as the bargaining representative for any employees of SatixFy or its subsidiaries;

•
hire, engage, terminate (without cause), furlough, or temporarily lay off any member of SatixFy management;

•
implement or announce any closings, employee layoffs, furloughs, reductions-in-force, reduction in terms and conditions of employment, or other personnel actions that could implicate the Worker Adjustment and Retraining Notification Act;

•
make, change or revoke any material election concerning taxes (including, for the avoidance of doubt, making any U.S. federal income tax entity classification election pursuant to Treasury Regulations Section 301.7701-3(c) with respect to SatixFy), change or otherwise modify any material income or other method of accounting as such relates to taxes, amend any material tax return, surrender any right to claim a material refund of taxes, enter into any tax closing agreement, settle any material tax claim or assessment, change SatixFy’s jurisdiction of tax residence, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment;

•
enter into any settlement, conciliation or similar contract outside of the ordinary course of business the performance of which would involve the payment by SatixFy or its subsidiaries in excess of either $2,500,000 individually or $5,000,000 in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on SatixFy or its subsidiaries (or EDNCU or any of its affiliates after the Closing);

•
authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial winding up, liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving SatixFy or its subsidiaries (other than dormant entities), or to voluntarily initiate or permit or consent to any proceeding of insolvency, bankruptcy, receivership, administration, conservatorship or other similar proceeding involving SatixFy or its subsidiaries (other than dormant entities);

•
change SatixFy’s, or its subsidiaries’ methods of accounting in any material respect, other than changes that are made in accordance with IFRS or PCAOB standards;

•
enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

•
except for entries, modifications, amendments, waivers or terminations in the ordinary course of business, enter into, materially modify, materially amend, waive any material right under or voluntarily terminate (excluding any termination for breach by the counterparty(ies) or expiration in accordance with its terms), any material contract or any material real property lease (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such material contract or real property lease pursuant to its terms);

•
sell, lease, license, encumber or otherwise dispose of any properties or assets material to SatixFy or its subsidiaries, taken as a whole, except for the sale, lease, license, or disposition in the ordinary course of business;

•
close any material facility or discontinue any material line of business or material business operations;

•
incur any lien on or transfer (other than pursuant to non-exclusive licenses), let lapse, abandon, sell, assign, exclusively license, or dispose of any material SatixFy owned intellectual property (in each case, other than in the ordinary course of business);

•
except (A) pursuant to SatixFy’s budget as set forth in the Business Combination Agreement, and (B) capital expenditures in the ordinary course of business consistent with past practice necessary to maintain, repair and/or prevent damage to any of SatixFy’s assets or as is necessary in the event of an emergency situation, after prior notice to EDNCU (provided that if the nature of such emergency renders prior notice to EDNCU impracticable, SatixFy shall provide notice to EDNCU as promptly as practicable after making such capital expenditure), make or commit to make any capital expenditures in excess of $3,000,000 in the aggregate;

•
engage in any material new line of business; or

•
enter into any contract to take, or cause to be taken, any of the foregoing actions.

In addition, during the period from the date of the Business Combination Agreement until the earlier of its termination or the Closing, subject to applicable legal requirements, SatixFy has agreed to reasonably consult with EDNCU and consider EDNCU’s input in good faith, in respect of any matters brought to SatixFy’s board of directors, subject to certain limitations set forth in the Business Combination Agreement.

EDNCU and SatixFy have agreed that, unless otherwise contemplated under the Business Combination Agreement or any Ancillary Document or required by applicable law, and subject to certain disclosed exceptions, EDNCU will not take the following actions during the interim period from the date of the Business Combination Agreement through the earlier of the Closing or the valid termination of the Business Combination Agreement pursuant to its terms, among others, except as consented to in writing by SatixFy (such consent not to be unreasonably withheld, conditioned or delayed):
•
adopt any amendments, supplements, restatements or modifications to the Trust Agreement, SatixFy Warrant Agreement or the EDNCU Articles;

•
declare, set aside, make or pay a dividend on, or make any other distribution or payment (whether in cash, shares, stock or property) in respect of, any equity securities of EDNCU, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding equity securities of EDNCU;

•
(i) merge, consolidate, combine or amalgamate EDNCU with any person or (ii) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any corporation, company, partnership, association or other business entity or organization or division thereof;

•
subdivide, split, consolidate, combine or reclassify any of its shares, capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares or shares of its capital stock;

•
incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently, or otherwise) any indebtedness or other liability, except for EDNCU working capital loans equal to $500,000 in the aggregate;

•
make any loans or advances to, or capital contributions to, or guarantees for the benefit of, or any investment in, any other person, other than to, of, or in, EDNCU;

•
issue any equity securities of EDNCU or grant any additional options, warrants or stock appreciation rights with respect to equity securities of EDNCU, other than upon a conversion of EDNCU Class B Shares into EDNCU Class A ordinary shares in accordance with the EDNCU Articles;

•
enter into, renew, modify or revise any EDNCU related party transaction (or any contract or agreement that if entered into prior to the execution and delivery of the Business Combination Agreement would be an EDNCU related party transaction), except for EDNCU working capital loans equal to $500,000 in the aggregate (on substantially the same terms as EDNCU working capital loans existing on the date hereof, but without any right or conversion);

•
engage in any activities or business, other than activities or business (i) in connection with or incident or related to EDNCU’s incorporation or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, the Business Combination Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the Transactions or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;

•
make, change or revoke any material election concerning taxes (including, for the avoidance of doubt, making any U.S. federal income tax entity classification election pursuant to Treasury Regulations Section 301.7701-3(c) with respect to EDNCU), change or otherwise modify any material method of accounting as such relates to taxes, amend any material tax return, surrender any right to claim a material refund of taxes, enter into any tax closing agreement, settle any tax claim or assessment, change its jurisdiction of tax residence, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment;

•
enter into any settlement, conciliation or similar contract that would require any payment from the Trust Account or that would impose non-monetary obligations on EDNCU or any of its Affiliates (or SatixFy or any of its subsidiaries after the Closing);

•
authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving EDNCU;

•
change EDNCU’s methods of accounting in any material respect, other than changes that are made (i) in accordance with PCAOB standards or (ii) as required by any securities law or any order, directive, guideline, recommendation, statement or guidance issued, passed, approved, published, promulgated or released by the SEC, in each case following reasonable prior consultation with SatixFy and, to the extent such change would (x) adversely affect EDNCU’s ability to consummate the transactions contemplated by the Business Combination Agreement, (y) delay the consummation of the transactions contemplated by the Business Combination Agreement or (z) result in any material liability, subject to SatixFy’s prior written consent (solely in the case of clause (y), not to be unreasonably withheld, conditioned or delayed);

•
enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

•
except for entries, modifications, amendments, waivers, terminations or non-renewals in the ordinary course of business, enter into, materially modify, materially amend, waive any material right under, terminate (excluding any expiration in accordance with its terms) or fail to renew, any material contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such material contract pursuant to its terms);

•
enter into or adopt any EDNCU benefit plan or any benefit or compensation plan, policy, program or arrangement that would be an EDNCU benefit plan if in effect as of the date of this Agreement;

•
hire, engage, terminate (without cause), furlough, or temporarily lay off any employees;

•
incur any lien on or transfer (other than pursuant to non-exclusive licenses), let lapse, abandon, sell, assign, exclusively license, or dispose of any material intellectual property rights or technology owned by or licensed to EDNCU (in each case, other than in the ordinary course of business);

•
engage in any material new line of business; or

•
enter into any contract to take, or cause to be taken, any of the foregoing actions.

The Business Combination Agreement also contains additional covenants of the parties, including, among other things:
•
notifying the other party in writing promptly after learning of any shareholder demands or other shareholder proceedings relating to the Business Combination Agreement, any Ancillary Document or any matters relating thereto and reasonably cooperate with one another in connection therewith;

•
keeping certain information confidential in accordance with the existing non-disclosure agreements;

•
making relevant public announcements;

•
each of EDNCU and SatixFy agreeing to pay fifty percent (50%) all transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar taxes and fees incurred connection with Business Combination Agreement or the Transactions;

•
non-solicitation of other acquisition proposals;

•
cooperating on the preparation of this registration statement/proxy statement on Form F-4 relating to the Business Combination;

•
EDNCU establishing the record date for the extraordinary general meeting;

•
SatixFy agreeing to use commercially reasonable efforts to cause: its initial listing application with Nasdaq to be approved: (b) to satisfy all applicable initial listing requirements of Nasdaq; and (c) the SatixFy Ordinary Shares and the SatixFy Public Warrants to be approved for listing on Nasdaq;

•
EDNCU agreeing to, at the Closing, (i) cause the documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be delivered; and (ii) make all appropriate arrangement to cause Continental to distribute the Trust Account as directed in a termination letter;

•
EDNCU agreeing to purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy providing liability insurance coverage with respect to matters occurring on or prior to the Effective Time;

•
SatixFy agreeing to use commercially reasonable efforts to ensure that effective immediately after the Effective Time to take, or cause to be taken, all actions as may be necessary or appropriate such that effective after the Effective Time: (i) the board of directors of SatixFy shall consist of nine (9) directors,; (ii) the directors shall be divided into three classes, designated Class I, II and III, with Class I consisting of three (3) directors, Class II consisting of three (3) directors and Class III consisting of three (3) directors, including one (1) initially designated by the Sponsor; and (iii) the members of the compensation committee and audit committee of the Company Board shall be determined subject to applicable listing rules of Nasdaq, applicable federal securities laws and the requirements of the Israeli Companies Law;

•
SatixFy agreeing to deliver to EDNCU, as promptly as reasonably practicable, certain specified financial statements;

•
EDNCU agreeing to use commercially reasonable efforts (i) to assist SatixFy in preparation of any financial information or statements that are required to be included in this proxy statement/prospectus and any other filings to be made by SatixFy with the SEC in connection with the Transactions and (ii) to obtain the consents of its auditors in accordance with applicable legal requirements or requested by the SEC;

•
SatixFy agreeing to approve and adopt an equity incentive plan and file with the SEC a registration statement relating to SatixFy Ordinary Shares issuable pursuant to such plan;

•
SatixFy agreeing not to use EDNCU’s or its affiliates’ names, trading symbols, domain name, logos or intellectual property rights;

•
the parties entering into the SatixFy Warrant Assumption Agreement;

•
SatixFy terminating prior to closing certain investor agreements;

•
EDNCU maintaining its listing on Nasdaq through the Effective Time; and

•
promptly providing the other parties with written notice of: (a) any event, development or condition of which it obtains knowledge that is reasonably likely to cause any of the conditions set forth in Article VI of the Business Combination Agreement not to be satisfied or (b) the receipt of notice from any person alleging that the consent of such person may be required in connection with the Transactions.

In addition, EDNCU and SatixFy agreed that EDNCU and SatixFy will prepare and mutually agree upon and SatixFy will file with the SEC, this proxy statement/prospectus on Form F-4 relating to the Business Combination.
Conditions to Closing of the Transactions
•
Conditions to Each Party’s Obligations

The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or waiver, if permitted by applicable law, in writing by the party for whose benefit such condition exists, of the following conditions:
•
no enacted or promulgated law or order enjoins or prohibits the consummation of the Transactions;

•
the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending;

•
the requisite approval of SatixFy’s preferred and ordinary shareholders, SatixFy Shareholders Consents and Waivers and Consent to Shareholders Agreement Termination shall have been obtained;

•
the requisite approval of EDNCU’s shareholders shall have been obtained;

•
EDNCU has at least $5,000,001 of net tangible assets remaining prior to the Transactions (after giving effect to any redemption requests by EDNCU shareholders);

•
SatixFy’s application to list its ordinary shares (including ordinary shares to be issued pursuant to the Business Combination) shall have been approved by the Nasdaq Capital Market or another national securities exchange, subject to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders;

•
at the Effective Time, SatixFy’s board of directors shall initially consist of a minimum of three (3) and a maximum of nine (9) members, composed as follows: the then-current chief executive officer of SatixFy, one (1) member initially designated by the Sponsor and up to seven (7) members initially designated by SatixFy;

•
customary bringdown of the representations, warranties and covenants of the parties therein; and

•
the filing and obtaining of certain notices and approvals to and by the Israeli Innovation Authority.

•
Other Conditions to the Obligations of EDNCU

The obligations of EDNCU to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or waiver, if permitted by applicable law, waiver by EDNCU of the following further conditions:
•
certain representations and warranties of SatixFy regarding the organization of SatixFy and its subsidiaries, the capitalization of SatixFy’s subsidiaries, the authority of SatixFy to, among other things, execute and deliver the Business Combination Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated thereby, the absence of certain changes and brokers’ fees being true and correct in all material respects as of the Closing Date as if made at and as of such date (or, if given as of an earlier date, as of such earlier date);

•
the representations and warranties set forth in Section 3.2(a) of the Business Combination Agreement (capitalization) regarding the capitalization of SatixFy being true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•
the other representations and warranties of SatixFy set forth in Article III of the Business Combination Agreement being true and correct (without giving effect to any limitation as to “materiality” or “SatixFy Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date (or, if given as of an earlier date, as of such earlier date, in which case such representation and warranty shall be true and correct in all respects), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a SatixFy Material Adverse Effect;

•
SatixFy having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement prior to the Closing;

•
since the date of the Business Combination Agreement, no SatixFy Material Adverse Effect has occurred that is continuing;

•
EDNCU having received a certificate executed by an authorized officer of SatixFy confirming that the conditions specified in the five above bullet points have been satisfied;

•
EDNCU having received a certificate of the secretary or equivalent officer of each of the Company and Merger Sub certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors or equivalent body of each of the Company and Merger Sub authorizing the execution, delivery, and performance of the Business Combination Agreement and the Transactions, and that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the Transactions; and

•
each Ancillary Document shall have been executed and delivered by the parties thereto (other than EDNCU and the Sponsor).

•
Other Conditions to the Obligations of the SatixFy Parties

The obligations of each of SatixFy and Merger Sub (together, the “SatixFy Parties”) to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or waiver, if permitted by applicable law, by the SatixFy Parties of the following further conditions:
•
certain representations and warranties regarding the organization and qualification of EDNCU, the authority of EDNCU to, among other things, execute and deliver the Business Combination Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated thereby, brokers’ fees and the absence of certain changes being true and correct, in all material respects as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•
the representations and warranties set forth in Section 4.6(a) of the Business Combination Agreement (capitalization) regarding the capitalization of EDNCU being true and correct in all respects, (except for de minimis inaccuracies) as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•
the other representations and warranties of EDNCU set forth in Article IV of the Business Combination Agreement being true and correct (without giving effect to any limitation of “materiality” or “material adverse effect” or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct in all respects, taken as a whole, does not cause a material adverse effect on EDNCU;

•
EDNCU having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Business Combination Agreement;

•
SatixFy having received a certificate of the secretary or equivalent officer of EDNCU certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of EDNCU authorizing the execution, delivery, and performance of the Business Combination Agreement and the Transactions, and that all such resolutions are in full force and effect and are all of the resolutions of the board of directors of EDNCU adopted in connection with the Transactions;

•
SatixFy having received a certificate executed by an authorized officer of EDNCU confirming that the conditions set forth in the five above bullet points have been satisfied;

•
the Aggregate Transaction Proceeds shall be equal to or greater than $115,000,000;

•
each Ancillary Document shall have been executed and delivered by EDNCU and the Sponsor (other than SatixFy); and

•
SatixFy having received from the PIPE Investors and holders of EDNCU ordinary shares undertakings that SatixFy has reasonably determined to be required pursuant to the Encouragement of Research Development and Technological Innovation in the Industry Law, 5744-1984 and the rules and regulations promulgated thereunder.

Termination
The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:
•
by mutual written consent of EDNCU and SatixFy;

•
by EDNCU to the other parties, if any of the representations or warranties set forth in Article III of the Business Combination Agreement shall not be true and correct or if either SatixFy or Merger Sub has breached or failed to perform any covenant or agreement on the part of SatixFy set forth in the Business Combination Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) of the Business Combination Agreement (See “— Conditions to Each Party’s Obligations” and “— Other Conditions

to the Obligations of EDNCU” above) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the breaches or failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to SatixFy by EDNCU, and (ii) September 8, 2022 (the “Termination Date”); provided, however, that EDNCU is not then in breach of the Business Combination Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) of the Business Combination Agreement from being satisfied
•
by SatixFy to the other parties, if any of the representations or warranties set forth in Article IV of the Business Combination Agreement shall not be true and correct or if EDNCU has breached or failed to perform any covenant or agreement on the part of EDNCU set forth in the Business Combination Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) of the Business Combination Agreement (See “— Conditions to Each Party’s Obligations” and “— Other Conditions to the Obligations of SatixFy” above) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the breaches or failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to EDNCU by SatixFy and (ii) the Termination Date; provided, however, neither SatixFy or Merger Sub is then in breach of the Business Combination Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) of the Business Combination Agreement from being satisfied;

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by either EDNCU or SatixFy to the other parties, if the transactions contemplated by the Business Combination Agreement shall not have been consummated on or prior to the Termination Date; provided, that either EDNCU or SatixFy shall have the right, upon written notice to the other parties before the Termination Date, to extend the Termination Date to November 7, 2022 if all conditions to the Closing listed in Article VI have been satisfied, other than the conditions set forth in Sections 6.1(b), 6.1(d), 6.1(f) (effective of this proxy statement/prospectus, approval of the EDNCU shareholders, or the listing of the SatixFy Ordinary Shares on Nasdaq or another national securities exchange) of the Business Combination Agreement and those conditions that are only capable of being satisfied at the Closing; provided further, that (i) the right to terminate this Agreement pursuant to this paragraph shall not be available to EDNCU if EDNCU’s breach of any of its covenants or obligations under the Business Combination Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, (ii) the right to terminate the Business Combination Agreement pursuant to this paragraph shall not be available to SatixFy if either SatixFy’s or Merger Sub’s breach of its covenants or obligations under the Business Combination Agreement shall have proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement on or before the Termination Date, and (iii) the right to extend the Termination Date pursuant to this paragraph shall not be available to any Party who is then in breach of its covenants or obligations under the Business Combination Agreement;

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by either EDNCU or SatixFy to the other parties, if any governmental entity shall have issued an order, promulgated a law or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and non-appealable;

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by either EDNCU or SatixFy to the other parties if the required approval of EDNCU’s shareholders shall not have been obtained by reason of the failure to obtain the required vote at EDNCU’s shareholders meeting duly convened therefor (or at any adjournment thereof taken in accordance with the Business Combination Agreement);

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by SatixFy to the other parties if, prior to obtaining the required approval of EDNCU’s shareholders, EDNCU’s Board of Directors (i) shall have changed its recommendation to EDNCU’s shareholders to vote in favor of the Business Combination Agreement and the Transactions or (ii) shall have failed to include such recommendation in the Registration Statement; or

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by EDNCU to the other parties if (i) SatixFy’s shareholders have duly voted at a SatixFy shareholder meeting and either the required SatixFy preferred shareholder approval or the required SatixFy shareholder approval shall not been obtained or (ii) SatixFy, in its capacity as shareholder of Merger Sub, revokes the Merger Sub written resolution approving the Business Combination Agreement and the Transactions at any time.
Fees and Expenses
The fees and expenses incurred in connection with the Business Combination Agreement and the Ancillary Documents, and the Transactions, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that (i) if the Business Combination Agreement is terminated in accordance with its terms, SatixFy shall pay, or cause to be paid, all unpaid SatixFy expenses and EDNCU shall pay, or cause to be paid, all unpaid EDNCU expenses and (ii) if the Closing occurs, then SatixFy shall pay, or cause to be paid, all unpaid SatixFy expenses and all unpaid EDNCU expenses.
Amendments
The Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the parties thereto in the same manner as the Business Combination Agreement and which makes reference to the Business Combination Agreement.
Governing Law
The Business Combination Agreement, and all claims or causes of action based upon, arising out of, or related to the Business Combination Agreement or the Transactions, is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

AGREEMENTS ENTERED INTO IN CONNECTION WITH THE
BUSINESS COMBINATION AGREEMENT
Subscription Agreements
Concurrently with the execution of the Business Combination Agreement, EDNCU and SatixFy entered into Subscription Agreements with certain investors. Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and SatixFy agreed to issue and sell to the PIPE Investors, immediately prior to the closing of the Business Combination, an aggregate of 2,910,000 PIPE Units consisting of (i) one PIPE Share and (ii) one-half of one PIPE Warrant exercisable for one SatixFy Ordinary Share at a price of $11.50 per share for a purchase price of $10.00 per unit, for gross proceeds of $29,100,000, on the terms and subject to the conditions set forth in the applicable Subscription Agreement. Affiliates of the Sponsor agreed to purchase $10,000,000 of SatixFy units pursuant to the Subscription Agreements on the same terms and conditions as all other PIPE Investors. The ordinary shares and the warrants which comprise the units are not attached and will trade separately without any instruction or detachment obligations on the part of SatixFy, the PIPE Investors or the warrant agent.
The PIPE Warrants will be issued in the form attached as an exhibit to the PIPE Warrant Agreement. Each whole PIPE Warrant entitles the holder to one SatixFy Ordinary Share with an exercise price $11.50 per share. The PIPE Warrants are also subject to adjustment for other customary adjustments for stock dividends, stock splits and similar corporate actions. The PIPE Warrants will be exercisable for a period of five years following the closing. The terms of the PIPE Warrants are substantially the same as the existing EDNCU warrants.
Pursuant to the terms of the Subscription Agreements, SatixFy will deliver 1,175,192 Escrow Shares issuable to SatixFy shareholders and 391,731 Escrow Shares on behalf of the Sponsor into an escrow account. To the extent that pursuant to the terms of the Subscription Agreements, any amount of Sponsor Interests deposited into the escrow account pursuant to Section 2 of the Subscription Agreements are released from the escrow account to a PIPE Investor pursuant to the terms of Section 2 of the Subscription Agreements, then an amount of Unvested Sponsor Interests that remain subject to vesting equal to the Forfeited Sponsor Interests shall vest effective as of the date any such Forfeited Sponsor Interests are released from the Escrow Account to a PIPE Investor, which Unvested Sponsor Interests shall vest on a pro rata basis as between the Unvested Sponsor Interests subject to vesting at each of the three measurement periods.
As described above, pursuant to the terms of the Subscription Agreements, SatixFy will deliver the Escrow Shares into the escrow account. The Escrow Shares will be released in pro rata portions as follows:
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In the event that the PIPE Measurement Period VWAP, is less than $10.00 per ordinary share, then the PIPE Investor shall be entitled to receive ordinary shares equal to the product of (x) the number of shares issued to the PIPE Investor at the closing as part of the units held through the PIPE Measurement Date, multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the PIPE Measurement Period VWAP and (B) the denominator of which is the PIPE Measurement Period VWAP. In the event that the PIPE Measurement Period VWAP is less than $6.50, the PIPE Measurement Period VWAP, for the purposes of this calculation shall be deemed to be $6.50.

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In the event that the PIPE Measurement Period VWAP is equal to or more than $10.00 per ordinary share, all Escrow Shares will be released to the Sponsor and SatixFy shareholders, respectively.

The sale of units to the PIPE Investors pursuant to the Subscription Agreements will be consummated substantially concurrently with the closing of the Business Combination. The Subscription Agreements contain customary representations and warranties of SatixFy, EDNCU, and each PIPE Investor and contains customary conditions to closing, including the consummation of the Transactions.
SatixFy agreed to file a registration statement registering the resale of the PIPE Shares, the PIPE Warrants and the ordinary shares underlying the PIPE Warrants within thirty (30) days after consummation of the Transactions.
PIPE Warrant Agreement
Concurrently with the execution of the Business Combination Agreement and in connection with the Subscription Agreements pursuant to which SatixFy has agreed to sell the PIPE Units to the PIPE Investors,

SatixFy and Continental entered into that certain warrant agreement, dated the Closing Date, pursuant to which SatixFy agreed to issue 1,455,000 SatixFy Warrants, each entitling the warrant holder to purchase one (1) SatixFy Ordinary Share at an exercise price of $11.50 per share, subject to adjustment and on the terms and subject to the limitations described therein. The PIPE Warrants will be issued on terms identical to the EDNCU Public Warrants (and, accordingly, the SatixFy Public Warrants, via the SatixFy Warrant Agreement) in all material respects, except that (i) the PIPE Warrants will bear a unique CUSIP identifier, (ii) the PIPE Warrants will be subject to the resale restrictions and registration rights set forth in the Subscription Agreements, and (iii) the PIPE Warrants will bear a book-entry restrictive legend until registered with the SEC under an effective registration statement.
SatixFy Transaction Support Agreements
Concurrently with the execution of the Business Combination Agreement, certain shareholders of SatixFy entered into the SatixFy Transaction Support Agreements with EDNCU and SatixFy, pursuant to which, among other things, they agreed to (i) vote (or cause to be voted, as applicable) the covered shares in favor of all of the matters, actions and proposals necessary to consummate the Transactions contemplated by the Business Combination Agreement, (ii) appear at such meeting or otherwise cause the covered shares to be counted as present at the SatixFy shareholder meeting for purposes of constituting a quorum, (iii) vote (or cause to be voted, as applicable) the covered shares against any proposals which are in competition with or materially inconsistent with, the Business Combination Agreement, not to transfer, assign, or sell their respective shares, except to certain permitted transferees, prior to the consummation of the Transactions and (iv) consent to the transactions contemplated by the Business Combination Agreement. Further, as noted earlier and agreed to in the Transaction Support Agreements, the SatixFy shareholders agree not to transfer their SatixFy Ordinary Shares, except to certain permitted transferees and subject to the amended and restated articles of association of SatixFy. The SatixFy shareholders who entered into the SatixFy Transaction Support Agreements represent the requisite percentage of the vote need to approve all such actions subject to a vote. The SatixFy warrant holders have also agreed to the treatment of warrants set forth in the Business Combination Agreement.
The SatixFy shareholders who entered into the SatixFy Transaction Support Agreements represent the requisite percentage of the vote need to approve all such actions subject to a vote of shareholders of SatixFy.
Amended and Restated Shareholders’ Agreement
Concurrently with the execution of the Business Combination Agreement, SatixFy, the Sponsor, EDNCU, the directors and advisors of EDNCU and certain security holders of SatixFy entered into the A&R Shareholders’ Agreement, pursuant to which various parties to the A&R Shareholders’ Agreement will be entitled customary demand and/or piggyback registration rights, in each case subject to certain limitations set forth in the A&R Shareholders’ Agreement. In addition, the A&R Shareholders’ Agreement provides that SatixFy will pay certain expenses relating to such registrations and indemnify the security holders against certain liabilities. The rights granted under the A&R Shareholders’ Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to SatixFy securities, and all such prior agreements shall be terminated. In addition, pursuant to the A&R Registration Rights Agreement, the holders thereof agreed to the same registration rights granted to the A&R Shareholders Agreement and to be treated as if they were a holder thereunder.
Additionally, under the A&R Shareholders’ Agreement, the shareholders of SatixFy who are a party thereto have agreed, and (the directors and advisors of EDNCU have agreed) not to transfer their SatixFy Ordinary Shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter. In SatixFy’s amended and restated articles of association, the shareholders of SatixFy who are shareholders immediately prior to the closing date of the Business Combination are not permitted to transfer their SatixFy Ordinary Shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter. Pursuant to the A&R Registration Rights Agreement, the holders thereof have agreed not to transfer their SatixFy Ordinary Shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter.

Amended and Restated Registration Rights Agreement
Concurrently with the execution of the Business Combination Agreement, EDNCU, the Sponsor and Cantor Fitzgerald & Co. entered into the A&R Registration Rights Agreement pursuant to which, following completion of the Transactions, the parties to the A&R Registration Rights Agreement will receive the same registration rights as those persons party to the A&R Shareholders’ Agreement. The parties to the A&R Registration Rights Agreement will also be entitled to customary demand and/or piggyback registration rights, in each case subject to certain limitations consistent with A&R Shareholders’ Agreement. The rights granted under the A&R Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to SatixFy or EDNCU securities, and all such prior agreements shall be terminated.
SatixFy Warrant Assumption Agreement
Upon the closing of the Business Combination, SatixFy, EDNCU and Continental, as warrant agent, will enter into the SatixFy Warrant Assumption Agreement. Such agreement will amend and restate the Existing EDNCU Warrant Agreement dated as of September 14, 2021, between EDNCU and Continental, to provide for the assignment by EDNCU of all its rights, title and interest in the outstanding warrants of EDNCU to, and the assumption of such warrants by, SatixFy. Pursuant to the SatixFy Warrant Agreement, all EDNCU warrants under the Existing EDNCU Warrant Agreement will no longer be exercisable for EDNCU Class A ordinary shares, but instead will be exercisable for SatixFy Ordinary Shares.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Letter Agreement in favor of SatixFy and EDNCU, pursuant to which it has agreed to (i) vote all of the Founder Shares and any other equity securities of EDNCU beneficially owned by it in favor of the Business Combination and each other proposal related to the Business Combination proposed by the EDNCU board of directors at the extraordinary general meeting of EDNCU shareholders called to approve the Business Combination, (ii) appear at such meeting for the purpose of establishing a quorum, (iii) vote all such shares against any action that would reasonably be expected to materially impede, interfere with, delay, postpone, or adversely affect the Business Combination or any of the other Transactions contemplated by the Business Combination Agreement, (iv) not to transfer, assign, or sell such Sponsor Interests it owns (a) prior to the consummation of the Business Combination, except to certain permitted transferees, and (b) for a period of one hundred eighty (180) days following the closing date of the Business Combination, subject to certain exceptions, and (v) waive any adjustment to the Initial Conversion Ratio (as defined in the EDNCU Articles) that would otherwise apply pursuant to the amended and restated memorandum and articles of association, and to any other anti-dilution protections or other rights with respect to the Founder Shares or otherwise, as a result of the Transactions. Additionally, the Sponsor agreed not to redeem any EDNCU ordinary shares in connection with any shareholder approval of the Business Combination and to waive anti-dilution protections.
The Sponsor has agreed that if the Aggregate Transaction Proceeds immediately prior to the Effective Time are equal to or greater than $115,000,000 but less than $145,000,000 then up to 10% of the Sponsor Interests will be subject to the vesting provisions set forth below. If the Aggregate Transaction Proceeds are less than $115,000,000, then an additional 30% of the Sponsor Interests shall be subject to the vesting provisions set forth below.
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One-third of the Unvested Sponsor Interests will vest if at any time 150 days after closing and within the 5 year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $12.50 for any seven (7) trading days within a period of 30 consecutive trading days.

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One-third of the Unvested Sponsor Interests will vest if at any time 150 days after closing and within the 5 year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $14.00 for any seven (7) trading days within a period of 30 consecutive trading days.

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One-third of the Unvested Sponsor Interests will vest if at any time 150 days after closing and within the 5 year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $15.50 for any seven (7) trading days within a period of 30 consecutive trading days.

In the event of a SatixFy change in control transaction within five years following the closing of the Business Combination, all of the Unvested Sponsor Interests not earlier vested will vest immediately prior to the closing of such change in control. If the aforementioned conditions are not met within five years following the closing of the Business Combination, all of the Unvested Sponsor Interests not earlier vested will be forfeited. Additionally, to the extent the Sponsor forfeits any Escrow Shares to PIPE Investors, an equal number of the Unvested Sponsor Interests will vest immediately.
The Aggregate Transaction Proceeds for purposes of the Sponsor Letter Agreement are calculated as (i) the aggregate amount remaining in EDNCU’s Trust Account after taking into account all redemptions, minus (ii) expenses of EDNCU related to the Business Combination and Transactions, minus (iii) expenses of SatixFy related to the Business Combination and the Transactions, plus (iv) the aggregate proceeds to SatixFy from the Debt Financing less cash expenses, plus (v) the aggregate proceeds received by SatixFy pursuant to the Permitted Interim Financing from any investor with whom the Sponsor or such affiliate has a material relationship and that is first identified to SatixFy by the Sponsor or such affiliate less cash expenses, plus (vi) the aggregate proceeds to SatixFy from the PIPE Financing less cash expenses, plus (vii) the aggregate proceeds received from the Backstop Facility if entered into prior to or concurrently with the Effective Time, and plus (viii) $37,500,000 attributable to SatixFy’s securities that can be sold pursuant to the Equity Line of Credit.
Equity Line of Credit
Concurrently with the execution of the Business Combination Agreement, SatixFy and CF Principal Investments entered into the CF Purchase Agreement and CF Registration Rights Agreement. Pursuant to the CF Purchase Agreement, the Company has the right to sell to CF Principal Investments up to the lesser of (i) $75,000,000 of newly issued SatixFy Ordinary Shares and (ii) the number of shares equal to 19.99% of the voting power or number of SatixFy Ordinary Shares issued and outstanding after giving effect to the Business Combination and other transactions contemplated by the Business Combination Agreement, subject to certain exceptions as provided in the CF Purchase Agreement.
Upon the satisfaction of the conditions to CF Principal Investments’ purchase obligation set forth in the CF Purchase Agreement, including, pursuant to the CF Registration Rights Agreement, having a registration statement covering the resale of the shares to be purchased pursuant to the CF Purchase Agreement declared effective by the SEC and a final prospectus relating thereto filed with the SEC, SatixFy will have the right, but not the obligation, from time to time at its sole discretion over the 36-month period from and after the satisfaction of the conditions to CF Principal Investments’, to direct CF Principal Investments to purchase up to a specified maximum amount of its ordinary shares as set forth in the Purchase Agreement by delivering written notice to CF Principal Investments prior to the commencement of trading of the SatixFy Ordinary Shares on Nasdaq on any trading day, so long as all of its ordinary shares subject to all prior purchases by CF Principal Investments under the CF Purchase Agreement have theretofore been received by CF Principal Investments electronically as set forth in the CF Purchase Agreement. The purchase price of the ordinary shares that SatixFy may elect to sell to CF Principal Investments pursuant to the CF Purchase Agreement will be determined by reference to the VWAP of the ordinary shares on the date of purchase, which is when SatixFy has timely delivered written notice to CF Principal Investments directing it to purchase its ordinary shares under the CF Purchase Agreement, less a fixed 3.0% discount to such VWAP.
From and after Commencement, SatixFy will control the timing and amount of any sales of its ordinary shares to CF Principal Investments. Actual sales of its ordinary shares to CF Principal Investments under the CF Purchase Agreement will depend on a variety of factors to be determined by SatixFy from time to time, including, among other things, market conditions, the trading price of its ordinary shares and SatixFy’s needs for financing resources. The availability of the Equity Line of Credit is conditioned upon the concurrent consummation of the transactions contemplated by the Business Combination Agreement.
Debt Financing
On February 1, 2022, SatixFy, the Agent, and the lenders thereunder entered into the 2022 Credit Agreement, pursuant to which SatixFy borrowed an aggregate principal amount of $55 million in term loans, which are guaranteed by the Guarantors. The obligations under the 2022 Credit Agreement are secured by a lien and security interest over substantially all of SatixFy’s and the Guarantors’ assets. The 2022 Credit Agreement provides that the term loan matures on February 1, 2026, unless the Business Combination is not consummated by February 1, 2023, in which case the loan matures on August 1, 2024 (or August 1, 2025, if certain financial conditions are met). The loan bears interest at a rate of 9.5% per annum, unless the Business Combination is not consummated by February 1, 2023, in which case the interest rate shall automatically increase by 1.00% to 10.50% on March 31, 2024 and by 1.00% to 11.50% on March 31, 2025. Until the earlier of February 1, 2023 or the consummation of the Business Combination, SatixFy may elect to have up to 100% of any outstanding interest amounts due added to the balance of the term loan in lieu of a cash payment. If the Business Combination has not yet been consummated, SatixFy may elect to have up to 75% of any outstanding interest amounts that become due between February 1, 2023 and February 1, 2024, and 50% of any outstanding interest amounts that become due after February 1, 2024, added to the balance of the term loan in lieu of a cash payment. Upon the consummation of the Business Combination, SatixFy is required to make all interest payments in cash. The 2022 Credit Agreement contains customary covenants that restrict the way in which SatixFy may conduct its business and its ability to take certain actions. In particular, it limits SatixFy’s ability to incur additional indebtedness or liens, dispose of assets to third parties and places restrictions on its ability to repurchase shares or pay dividends. The 2022 Credit Agreement also imposes a financial maintenance covenant, requiring that, for so long as SatixFy has a leverage ratio of total debt to Consolidated Adjusted EBITDA (as defined in the 2022 Credit Agreement) greater than or equal to 6.00 to 1.00, it must maintain a minimum cash balance of $10 million plus an amount sufficient to cover it and its subsidiaries’ accounts payable that are past 60 days due, which cash is held in deposit accounts subject to a security interest in favor of the Agent for the benefit of the lenders. The 2022 Credit Agreement also contains customary events of default, which provide that the lenders are entitled to automatically accelerate payment of the loans upon the occurrence of an event of default.
In connection with the 2022 Credit Agreement, SatixFy also entered into an equity grant agreement, dated February 1, 2022, pursuant to which it issued 808,907 SatixFy Ordinary Shares (before giving effect to the Pre-Closing Recapitalization) to the lenders under the 2022 Credit Agreement in consideration for the funds borrowed thereunder.

INFORMATION ABOUT THE COMPANIES
Endurance Acquisition Corp.
EDNCU was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. EDNCU was incorporated as a Cayman Islands exempted company on April 23, 2021.
On September 17, 2021, EDNCU consummated the EDNCU IPO of 20,000,000 units, with each unit consisting of one (1) EDNCU Class A ordinary share and one-half (1/2) of one (1) EDNCU Public Warrant, with each whole warrant entitling the holder thereof to purchase one whole Class A Ordinary Share at a price of $11.50 per share. The EDNCU Public Warrants will become exercisable 30 days after the completion of our initial business combination, and will expire five years after the completion of the initial business combination or earlier upon redemption or EDNCU’s liquidation. The units from the EDNCU IPO were sold at an offering price of $10.00 per unit, generating total gross proceeds of $200,000,000. Simultaneously with the closing of the EDNCU IPO, EDNCU completed the private sale of an aggregate of 7,630,000 EDNCU Private Warrants in a private placement to the Sponsor, which purchased 6,630,000 EDNCU Private Warrants, and Cantor Fitzgerald & Co., the representative of the underwriters, which purchased 1,000,000 EDNCU Private Warrants, generating gross proceeds to EDNCU of $7,630,000 in the aggregate. A total of $201,000,000, comprised of the net proceeds of the EDNCU IPO and the sale of the private placement warrants was deposited into the Trust Account, net of underwriting discounts and commissions and other costs and expenses, which became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. As of the record date, there was approximately $      held in the Trust Account.
The EDNCU IPO was conducted pursuant to a registration statement on Form S-1 (Registration No. 333-259098) that became effective on September 17, 2021. EDNCU Units, EDNCU Class A ordinary shares and the EDNCU Public Warrants are currently listed on Nasdaq under the symbols “EDNCU,” “EDNC” and “EDNCW,” respectively.
The mailing address of EDNCU’s principal executive office is 630 Fifth Avenue, 20th Floor, New York, NY, 10111 and its telephone number is (646) 585-8975. After the consummation of the Business Combination, EDNCU’s principal executive office will be that of SatixFy.
SatixFy Communications Ltd.
SatixFy is a vertically integrated satellite communications systems provider using its own semiconductors, focused on designing chips and systems that serve the entire satellite communications value chain — from the satellite payload to user terminals. SatixFy creates chip technologies capable of enabling satellite-based broadband delivery to markets around the world. Since SatixFy commenced operations in June 2012, through December 31, 2021 it has invested over $180 million in research and development to create what we believe are the most advanced satellite communications and ground terminal chips in the world.
SatixFy develops advanced Application-Specific and Radio Frequency Integrated Circuit chips based on technology designed to meet the requirements of a variety of satellite communications applications, mainly for Low Earth Orbit, Medium Earth Orbit and Geostationary satellite communications systems, Aero/In Flight Connectivity systems and Communications — on-the-Move applications such as public transportation and maritime connectivity. Our chip technology supports Electronically Steered Multibeam Antennas, digital beamforming and beam-hopping, on-board processing for payloads and Software Defined Radio modems — each of which will be critical for providing optimized access to LEO satellite constellations.
The mailing address of SatixFy’s principal executive office is c/o SatixFy Communications Ltd., Attention: Legal, 12 Hamada St., Rehovot 670315 Israel and its telephone number is +(972) 8-939-3200.
SatixFy MS
Merger Sub is a newly formed Cayman Islands exempted company and a direct, wholly owned subsidiary of SatixFy. Merger Sub was formed solely for the purpose of effecting the Transactions and has not carried on any activities other than those in connection with the Transactions. The address and telephone number for Merger Sub’s principal executive offices are the same as those for SatixFy.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The following unaudited pro forma condensed combined financial information presents the combination of the financial information of SatixFy and EDNCU, adjusted to give effect to the transactions that were entered into in contemplation of, or that are contemplated by the Business Combination Agreement, including the PIPE Financing and the 2022 Credit Agreement (collectively, the “Pro Forma Transactions”).
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.
In addition, the Equity Line of Credit (together with the Pro Forma Transactions and the other transactions contemplated by the Business Combination Agreement, the “Transactions”) is not reflected in the unaudited pro forma condensed combined financial information because the consummation of the Business Combination is not conditioned on issuances under the Equity Line of Credit and it is uncertain whether the Equity Line of Credit will impact SatixFy’s financial position or operating results as a consequence of the Business Combination. It may, however, have a material impact on SatixFy’s financial position and operating results in future periods if SatixFy issues and sells additional shares under the Equity Line of Credit following the Closing. SatixFy’s financial position and results of operations may also be impacted if it issues and sells additional shares or incurs additional indebtedness in connection with any Permitted Interim Financing, if any has been entered into or consummated prior to or concurrently with the Business Combination.
The unaudited pro forma condensed combined financial information reflects the estimated transaction fees and expenses in connection with all of the Transactions, since the Transactions and associated fees and expenses were incurred in connection with the Business Combination.
The following unaudited pro forma condensed combined balance sheet as of December 31, 2021 assumes that the Pro Forma Transactions occurred on December 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 presents the pro forma effect of the Pro Forma Transactions for the combined company as if the Pro Forma Transactions had been completed on January 1, 2021.
The unaudited pro forma condensed combined financial information does not necessarily reflect what the combined company’s financial condition or results of operations would have been if the Pro Forma Transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
The unaudited pro forma adjustments reflected in the unaudited pro forma condensed combined financial information are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.
This unaudited pro forma condensed combined financial information should be read together with the notes thereto, as well as SatixFy’s and EDNCU’s respective audited financial statements as of and for the year ended December 31, 2021, and the related notes thereto, the sections titled “SatixFy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “EDNCU’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus.
Anticipated Accounting Treatment
The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, EDNCU will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of SatixFy issuing shares in the

Business Combination for the net assets of EDNCU as of the Closing, accompanied by a recapitalization. The net assets of EDNCU will be stated at historical cost, with no goodwill or other intangible assets recorded.
SatixFy has determined that it will be the accounting acquirer based on evaluation of the following facts and circumstances:
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SatixFy’s existing shareholders will have the greatest voting interest in the combined entity under both the No Redemption and Maximum Redemption (both terms, as defined below) scenarios.

•
SatixFy’s directors will represent the majority of the board of directors of the combined company following the consummation of the Business Combination;

•
SatixFy’s senior management will be the senior management of the combined company following the consummation of the Business Combination; and

•
SatixFy is the larger entity based on historical operating activity and its employee base.

The Business Combination, which is not within the scope of IFRS 3 since EDNCU does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of SatixFy Ordinary Shares issued over the fair value of EDNCU’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.
Pro Forma Presentation
The unaudited pro forma condensed combined financial information has been prepared based on the two scenarios described below:
•
Assuming No Redemptions:   This presentation assumes that no EDNCU shareholders exercise redemption rights with respect to their EDNCU Public Shares, and there are no Dissenting EDNCU Shareholders (the “No Redemption”).

•
Assuming Maximum Redemptions:   This presentation assumes that EDNCU Public Shareholders holding                   EDNCU Public Shares will exercise their redemption rights for approximately $       million of the $201.0 million of funds in the Trust Account, which is the maximum number of EDNCU Public Shares that could be redeemed by EDNCU Public Shareholders that allows the consummation of the Business Combination, which is not required to be consummated if, upon consummation of the Business Combination, the Aggregate Transaction Proceeds would not be greater than or equal to $115,000,000 (the “Minimum Cash Condition”), and such number of EDNCU Public Shares that could be redeemed in connection with the Business Combination is calculated based on an assumed redemption price of $10.00 per share and a Trust Account balance of $201.0 million as of the date of this proxy statement/prospectus (the “Maximum Redemption”). The Aggregate Transaction Proceeds for purposes of the Maximum Redemption scenario have been calculated assuming (i) $29.1 million in aggregate proceeds from the PIPE Financing, (ii) $37.5 million of the up to $75 million in proceeds from the sale of Ordinary Shares available to SatixFy under the Equity Line of Credit (whether or not SatixFy issues any such shares, this assumption is required under the terms of the Business Combination Agreement to determine the Minimum Cash Condition), (iii) $55.0 million in gross loan proceeds under the 2022 Credit Agreement, which were borrowed by SatixFy in February 2022, and (iv) the deduction of an estimated aggregate of $      million in fees and expenses related to the Transactions paid or payable by SatixFy and EDNCU (and not including any amount of the Backstop Facility or any Permitted Interim Financing, which have not been entered into as of the date of this proxy statement/prospectus). Furthermore, EDNCU will only proceed with the Business Combination if it will have net tangible assets of at least $5,000,001 upon consummation of the Business Combination (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act (or any successor rule)).

These scenarios are for illustrative purposes only, as the actual amount of redemptions by EDNCU’s Public Shareholders is unknowable prior to the EDNCU shareholder vote with respect to the Business Combination. The actual financial position and results of operations of the combined company may differ significantly from the pro forma amounts presented.

“Aggregate Transaction Proceeds” means, under the Business Combination Agreement, an amount equal to (a) the aggregate cash proceeds to be released to EDNCU from the Trust Account (after, for the avoidance of doubt, giving effect to the exercise of redemption rights by EDNCU Public Shareholders but before release of any other funds), minus (b) EDNCU’s fees and expenses in connection with the Transactions and its liability for deferred underwriting fees, minus (c) SatixFy’s fees and expenses in connection with the Transactions (which, together with EDNCU’s fees and expenses under clause (b), are initially estimated at $      million), plus (d)  the aggregate loan proceeds borrowed by SatixFy under the 2022 Credit Agreement, plus (e) the aggregate proceeds to be received by SatixFy pursuant to any Permitted Interim Financing less SatixFy’s cash expenses incurred in connection with such Permitted Interim Financing, plus (f) $29.1 million in estimated aggregate proceeds to be received by SatixFy under the PIPE Financing, plus (g) the aggregate proceeds received by or available to SatixFy from the Backstop Facility, if any, if entered into prior to or concurrently with the Effective Time less cash expenses, plus (h) $37.5 million, which represents 50% of the maximum amount available under the Equity Line of Credit in consideration of the issuance and sale by SatixFy of additional Ordinary Shares (whether or not SatixFy issues any such shares, this assumption is required under the terms of the Business Combination Agreement to determine the Minimum Cash Condition).
If EDNCU shareholders redeem more than        Class A ordinary shares, the Minimum Cash Condition will not be met. If such condition is not met, the condition may be waived by SatixFy in its sole discretion in writing; however, if such condition is waived and the Business Combination is consummated, the cash held by SatixFy after the closing may not be sufficient to allow SatixFy to operate, and SatixFy may be required to take additional actions, such as incurring additional indebtedness or selling additional shares, to meet its projected working capital and capital expenditure requirements. If the Minimum Cash Condition is not met and not waived, then the Business Combination will not be consummated.
Additionally, under the Business Combination Agreement and pursuant to its amended and restated memorandum and articles of association, EDNCU will not proceed with the Business Combination unless, upon the consummation of the Business Combination Transactions, the combined company will have net tangible assets of at least $5,000,001.
Description of the Transactions
Business Combination
On March 8, 2022, EDNCU entered into the Business Combination Agreement with SatixFy and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub will merge with and into EDNCU, with EDNCU surviving the merger. As a result of the Business Combination, and upon consummation of the Business Combination and the Transactions, EDNCU will become a wholly owned subsidiary of SatixFy, with the shareholders of EDNCU becoming shareholders of SatixFy.
Prior to the Effective Time, SatixFy will execute the following recapitalization transactions:
•
The Preferred Share Conversion, pursuant to which each SatixFy Preferred Share will be converted into one SatixFy Ordinary Share, no par value per share;

•
The Pre-Closing Recapitalization, pursuant to which each issued and outstanding SatixFy Ordinary Share will be converted into a number of SatixFy Ordinary Shares determined by multiplying each such SatixFy Ordinary Share by the Exchange Ratio;

•
The SatixFy Existing Warrant Conversion, pursuant to which substantially all of the SatixFy warrants issued and outstanding prior to the Effective Time will be exercised on a cashless basis assuming a price per share equal to $10.00. Each SatixFy warrant issued and outstanding prior to the Effective Time (excluding, for the avoidance of doubt, any warrant of SatixFy that has been exercised prior to such time in accordance with its terms either for ordinary shares or, for one warrant holder, a cash payment of $0.8 million) will be adjusted by multiplying the number of SatixFy Ordinary Shares subject to such warrant by the Exchange Ratio and the per share exercise price will be determined by dividing the per share exercise price of such warrant immediately prior to the Effective Time by the Exchange Ratio, and making such further adjustments, if any, as may be required by applicable contracts then in effect. Any remaining SatixFy warrants will be settled for cash (such that no SatixFy warrants shall survive after the Effective Time); and
•
Each SatixFy Option outstanding and unexercised immediately prior to the Effective Time, will be adjusted by multiplying the number of SatixFy Ordinary Shares subject to such option by the Exchange Ratio and the per share exercise price will determined by dividing the exercise price of such option immediately prior to the Effective Time by the Exchange Ratio.

Pursuant to the Business Combination Agreement and assuming the Pre-Closing Recapitalization has occurred, at the Effective Time:
•
Each EDNCU ordinary share, par value $0.0001 per share (excluding treasury shares, redeeming shares and dissenting shares), will be exchanged for one SatixFy Ordinary Share; and

•
Each outstanding EDNCU warrant will be assumed by SatixFy and will become a warrant exercisable for one SatixFy Ordinary Share (subject the terms and conditions of the SatixFy Warrant Assumption Agreement), with the number of SatixFy Ordinary Shares underlying the SatixFy warrants and the exercise price of such SatixFy warrants subject to adjustment in accordance with the Business Combination Agreement in certain cases.

Immediately following the Effective Time, SatixFy will issue a total of 27,500,000 Price Adjustment Shares with SatixFy’s founders receiving 27,000,000 Price Adjustment Shares and the Sponsor receiving 500,000 Price Adjustment Shares. The Price Adjustment Shares vest at three price adjustment achievement dates as follows:
•
One-third of the Price Adjustment Shares will vest if at any time 150 days after the Closing and within the 10-year period following the closing, the VWAP of SatixFy Ordinary Shares is greater than or equal to $12.50 for any seven (7) trading days within a period of 30 consecutive trading days.

•
One-third of the Price Adjustment Shares will vest if at any time 150 days after the Closing and within the 10-year period following the closing, the VWAP of SatixFy Ordinary Shares is greater than or equal to $14.00 for any seven (7) trading days within a period of 30 consecutive trading days.

•
One-third of the Price Adjustment Shares will vest if at any time 150 days after the Closing and within the 10-year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $15.50 for any seven (7) trading days within a period of 30 consecutive trading days.

The share price targets shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalization, reclassifications, combinations, exchanges of shares and other similar changes or transactions to the SatixFy Ordinary Shares occurring on or after the Closing.
In the event of a SatixFy change in control transaction within five years following the closing of the Business Combination, all of the unvested Price Adjustment Shares not earlier vested will vest immediately prior to the closing of such change in control.
If the Price Adjustment Shares do not vest according to the achievement dates above, or if a change of control has no occurred after the Closing and prior to the date that is ten (10) years following the Closing Date, then any unvested Price Adjustment Shares shall automatically be forfeited back to SatixFy for no consideration.
Sponsor Letter Agreement
The Sponsor has agreed under the Sponsor Letter Agreement that, in the event that the “Aggregate Transaction Proceeds” (as defined in the Sponsor Letter Agreement, which definition differs from the definition under the Business Combination Agreement) immediately prior to the Effective Time are equal to or greater than $115,000,000 but less than $145,000,000 then up to 10% of the Sponsor Interests, subject to pro rata linear interpolation, will be subject to the vesting provisions described below. If the Aggregate Transaction Proceeds are less than $115,000,000, then an additional 30% of the Sponsor Interests shall be subject to the vesting provisions set forth below:

•
One-third of the Unvested Sponsor Interests will vest if at any time 150 days after closing and within the 5 year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $12.50 for any seven (7) trading days within a period of 30 consecutive trading days.

•
One-third of the Unvested Sponsor Interests will vest if at any time 150 days after closing and within the 5 year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $14.00 for any seven (7) trading days within a period of 30 consecutive trading days.

•
One-third of the Unvested Sponsor Interests will vest if at any time 150 days after closing and within the 5 year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $15.50 for any seven (7) trading days within a period of 30 consecutive trading days.

Debt Financing
In February 2022, prior to the execution of the Business Combination Agreement, SatixFy entered into the 2022 Credit Agreement pursuant to which SatixFy borrowed an aggregate principal amount of $55.0 million. In connection with the 2022 Credit Agreement, SatixFy also entered into an equity grant agreement pursuant to which it issued 808,907 SatixFy Ordinary Shares (before giving effect to the Pre-Closing Recapitalization) to affiliates of the lenders. See “SatixFy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for more information.
PIPE Financing
Concurrently with the execution of the Business Combination Agreement, EDNCU and SatixFy entered into Subscription Agreements with certain investors. Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and SatixFy agreed to issue and sell to the PIPE Investors, immediately prior to the closing of the Business Combination, an aggregate of 2,910,000 PIPE Units consisting of (i) one PIPE Share and (ii) one-half of one PIPE Warrant exercisable for one SatixFy Ordinary Share at a price of $11.50 per share for a purchase price of $10.00 per PIPE Unit, for gross proceeds of $29,100,000, on the terms and subject to the conditions set forth in the applicable Subscription Agreement. Affiliates of the Sponsor agreed to purchase $10,000,000 of PIPE Units on the same terms and conditions as all other PIPE Investors. The sale of PIPE Units to PIPE Investors will be consummated substantially concurrently with the closing of the Business Combination.
Each PIPE Warrants will entitle the holder to one SatixFy Ordinary Share at an exercise price $11.50 per share. The terms of the PIPE Warrants are substantially the same as the existing EDNCU warrants.
Pursuant to the terms of the Subscription Agreements, SatixFy will deliver 1,175,192 Escrow Shares issuable to SatixFy shareholders and 391,731 Escrow Shares on behalf of the Sponsor into an escrow account. To the extent that pursuant to the terms of the Subscription Agreements, any amount of Escrow Shares are released from the Escrow Account to a PIPE Investor pursuant to the terms of Section 2 of the Subscription Agreements (the “Forfeited Sponsor Interests”), then an amount of Unvested Sponsor Interests that remain subject to vesting equal to the Forfeited Sponsor Interests shall vest effective as of the date any such Escrow Shares are released from the Escrow Account to a PIPE Investor. See “Agreements Entered Into in Connection with the Business Combination Agreement — Subscription Agreements.”
The Escrow Shares will be released in pro rata portions as follows:
•
In the event that the PIPE Measurement Period VWAP is less than $10.00 per ordinary share, then the PIPE Investor shall be entitled to receive ordinary shares equal to the product of (x) the number of shares issued to the PIPE Investor at the closing as part of the units held through the last date of the PIPE Measurement Period, multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the PIPE Measurement Period VWAP and (B) the denominator of which is the PIPE Measurement Period VWAP. In the event that the Measurement Period VWAP is less than $6.50, the Measurement Period VWAP, for the purposes of this calculation will be deemed to be $6.50.

•
In the event that the PIPE Measurement Period VWAP is equal to or more than $10.00 per ordinary share, all Escrow Shares will be released to the Sponsor and SatixFy shareholders, respectively.

Equity Line of Credit
Concurrently with the execution of the Business Combination Agreement, SatixFy and CF Principal Investments entered into the Equity Line of Credit with CF Principal Investments, pursuant to which we may issue and sell to CF Principal Investments, from time to time and subject to the conditions in the related purchase agreement, up to $75.0 million in SatixFy Ordinary Shares. See “Summary — Agreements Entered Into in Connection with the Business Combination Agreement — Equity Line of Credit.”
Other Potential Financing Transactions
In addition to the transactions described above, the Business Combination Agreement permits us to enter into certain additional equity and debt financing arrangements prior to the Effective Time (including after the date of this proxy statement/prospectus), which could result in a change in Aggregate Transaction Proceeds and impact the conditions to closing in the Business Combination Agreement. In particular, if we enter into any Permitted Interim Financing or the Backstop Facility, it will reduce the requirements for the minimum cash in trust that EDNCU must have at the Effective Time, as contemplated in the Maximum Redemption scenario. If this occurs, the Maximum Redemption scenario presented in the unaudited pro forma condensed combined balance sheet as of December 31, 2021 and unaudited pro forma condensed combined statement of operations for the year then ended would not accurately portray of our financial condition or results of operations after the consummation of the Business Combination.
Pro Forma Ownership
The following table summarizes the unaudited pro forma ownership of SatixFy Ordinary Shares that would have been outstanding as of December 31, 2021, after giving effect to the Pro Forma Transactions (including the Preferred Share Conversion, the SatixFy Existing Warrant Exercise and the Pre-Closing Recapitalization), under each of the No Redemption and Maximum Redemption scenarios.
	Assuming No Redemption		Assuming Maximum Redemption
	Shares	%	Shares	%
EDNCU Public Shareholders(a)	21,430,000	29.1%
Sponsor(b)	3,570,000	4.9%	3,213,000
PIPE Investors	2,910,000	4.0%	2,910,000
Existing SatixFy Shareholders(c)	45,570,508	62.0%	45,570,508
Total Pro Forma SatixFy Ordinary Shares Outstanding as of December 31, 2021(d)	73,480,508	100.0%		100.0%

(a)
Includes, in both scenarios, 1,430,000 Founder Shares that are not held by the Sponsor. The remainder are EDNCU Public Shares.

(b)
Excludes, in both scenarios, 500,000 Price Adjustment Shares to be issued to the Sponsor immediately following the Effective Time, which remain subject to vesting and forfeiture. See “— Description of the Transactions — Business Combination.” Also excludes, in the Maximum Redemption scenario, 357,000 Unvested Sponsor Interests, which would remain subject to vesting and forfeiture in the Maximum Redemption Scenario. While both such Price Adjustment Shares and such Unvested Sponsor Interests are issued, outstanding and entitled to voting and economic rights, they are not included in the calculation of pro forma basic loss per share because they remain subject to vesting and forfeiture and are not reflected in the calculation of pro forma diluted loss per share because the effect of their inclusion would be anti-dilutive. See “Unaudited Pro Form Condensed Combined Financial Information.” Includes, in both scenarios, 391,731 Escrow Shares issuable to the Sponsor in the Business Combination that may be released from the Escrow Account to the PIPE Investors if certain share price targets are not met. See “— Description of the Transactions — PIPE Financing.”

(c)
Excludes 27,000,000 Price Adjustment Shares, which remain subject to vesting and forfeiture, to be issued to SatixFy’s founders, which are not deemed to be outstanding for purposes of pro forma basic loss per share and are not reflected in pro forma diluted loss per share for the reasons described in footnote (b) above. Calculated, after giving effect to the Preferred Share Conversion and Pre-Closing Recapitalization, based on (1) 44,797,289 SatixFy Ordinary Shares issued and outstanding and (2) the issuance of 773,219 SatixFy Ordinary Shares in the SatixFy Existing Warrant Exercise. Includes, in both scenarios, 1,175,192 Escrow Shares issuable to SatixFy’s existing shareholders in the Business Combination that may be released from the Escrow Account to the PIPE Investors if certain share price targets are not met. See “— Description of the Transactions — PIPE Financing.”
(d)
Excludes, in both scenarios, Ordinary Shares underlying SatixFy Warrants and SatixFy Options that will be outstanding following the Business Combination, any additional equity grants under the 2020 Share Award Plan after the date of the Business Combination Agreement, the Equity Line of Credit and any Permitted Interim Financing.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2021
(dollars in thousands)
As of December 31, 2021
						Assuming No Redemption			Assuming Maximum Redemption
	SatixFy (Historical, IFRS)	EDNCU (Historical, U.S. GAAP)	IFRS and Accounting Policy Adjustments	Notes	Other Financing- Related Transaction Accounting Adjustments	Transaction Accounting Adjustments (Assuming No Redemption)	Notes	Pro Forma Combined	Additional Transaction Accounting Adjustments (Assuming Maximum Redemption)	Notes	Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents							B			B
C
Prepaid expenses							D			D
Trade accounts receivable
Contract Assets
Other current assets
Inventory
TOTAL CURRENT ASSETS
NON-CURRENT ASSETS:
Investments in Trust Account
Right-of-use assets
Property, plant and equipment, net
Investment in Jet Talk
Other non-current assets
Cash and securities held in Trust Account
TOTAL NON – CURRENT ASSETS
TOTAL ASSETS
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Trade payables
Short term loans from banks							K
Related parties
Deferred revenues
ESA advance payments
Lease liabilities
Other accounts payable and accrued expenses							D			D
TOTAL CURRENT LIABILITIES

As of December 31, 2021
						Assuming No Redemption			Assuming Maximum Redemption
	SatixFy (Historical, IFRS)	EDNCU (Historical, U.S. GAAP)	IFRS and Accounting Policy Adjustments	Notes	Other Financing- Related Transaction Accounting Adjustments	Transaction Accounting Adjustments (Assuming No Redemption)	Notes	Pro Forma Combined	Additional Transaction Accounting Adjustments (Assuming Maximum Redemption)	Notes	Pro Forma Combined
NON-CURRENT LIABILITIES:
Long-term loans from banks				A			E			E
							G			G
J
K
O
Lease liabilities
Loan from shareholder, net
Liability for royalties payable
Warrant liabilities							M
Deferred underwriting commissions							R
Other long-term liabilities
TOTAL LONG-TERM LIABILITIES
TOTAL LIABILITIES
MEZZANINE EQUITY:
SatixFy Preferred Shares							H
EDNCU shares subject to possible redemption				A
SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares
Additional paid-in capital							L			L
Accumulated deficit							M
Total shareholders’ equity (deficit)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands of dollars, except share and per share data)
For the year ended December 31, 2021
						Assuming No Redemption			Assuming Maximum Redemption
	SatixFy (Historical, IFRS)	EDNCU (Historical, U.S. GAAP)	IFRS and Accounting Policy Adjustments	Notes	Financing- Related Transaction Accounting Adjustments	Transaction Accounting Adjustments (Assuming No Redemption)	Notes	Pro Forma Combined	Additional Transaction Accounting Adjustments (Assuming Maximum Redemption)	Notes	Pro Forma Combined
Revenues
Cost sales and services
Gross profit
Operating expenses:
Research and development expenses
Sales and marketing expenses
General and administrative expenses							AA			AA
BB
CC
Loss from operations
Finance income							DD
Interest on marketable securities held in trust							EE
Finance expense							FF
Change in fair value of warrant liability
Share in the loss of a company accounted by equity method, net
Loss before income taxes
Income taxes
Loss for the period
Loss per share
Weighted-average ordinary shares outstanding, basic and diluted
Pro forma net loss per share attributable to holders of ordinary shares, basic and diluted

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1. Basis of Presentation
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Pro Forma Transactions and has been prepared for informational purposes only.
The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.
SatixFy and EDNCU did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma condensed combined balance sheet as of December 31, 2021 has been prepared using, and should be read in conjunction with, the following:
•
SatixFy’s consolidated balance sheet as of December 31, 2021, and the related notes, for the year ended December 31, 2021 included elsewhere in this proxy statement/prospectus; and

•
EDNCU’s balance sheet as of December 31, 2021, and the related notes for year ended December 31, 2021, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of December 31, 2021 assumes that the Transactions occurred on December 31, 2021. The unaudited pro forma combined statement of income for the year ended December 31, 2021 presents the pro forma effect of the Transactions as if they had been completed on January 1, 2021.
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 has been prepared using, and should be read in conjunction with, the following:
•
SatixFy’s condensed consolidated statements of operations for the year ended December 31, 2021 and the related notes included elsewhere in this proxy statement/prospectus; and

•
EDNCU’s condensed statement of operations for the year ended December 31, 2021, and the related notes included elsewhere in this proxy statement/prospectus.

The historical financial statements of SatixFy have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). The historical financial statements of EDNCU have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).
In preparing this unaudited pro forma combined financial information, EDNCU’s historical financial statements were first adjusted to IFRS and aligned with SatixFy’s presentation of its historical financial information (see Note 2 below) and the transaction accounting adustments were then applied to account for the impact of the Pro Forma Transactions under IFRS (see Note 3 below).
The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company after giving effect to the Transactions. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates, the final amounts recorded may differ materially from the information presented.
The unaudited pro forma combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Pro Forma Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of SatixFy after the Business Combination and the Transactions. They should be read in conjunction with the historical financial statements and notes thereto of SatixFy and EDNCU. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions. The pro forma adjustments reflecting the consummation of the Pro Forma Transactions are based on certain currently available information and certain assumptions and methodologies that SatixFy believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. SatixFy believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Pro Forma Transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments based on the statutory rate in effect for the historical periods presented. SatixFy believes this unaudited pro forma condensed combined financial information would not be meaningful given the combined entity incurred significant losses during the historical period presented.
2. IFRS, Policy and Presentation Alignment
The historical financial information of EDNCU has been adjusted to give effect to the differences between US GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. The principal such adjustments were (1) the reclassification of EDNCU’s ordinary shares subject to redemption from mezzanine equity under U.S. GAAP to non-current financial liabilities under IFRS and (2)       . See Note 3(A) below. In addition, certain reclassifications were made to align EDNCU’s historical financial information with SatixFy’s presentation of its historical financial information. See Note      below.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Pro Forma Transactions under IFRS and has been prepared for informational purposes only. The adjustments presented in the unaudited pro forma combined financial information are intended to present relevant information necessary to understand SatixFy’s financial position and results of operations upon the consummation of the Pro Forma Transactions.
The Business Combination, which is not within the scope of IFRS 3 since EDNCU does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Accordingly, any excess of fair value of SatixFy Ordinary Shares issued over the fair value of EDNCU’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.
Adjustments to Unaudited Pro Forma Combined Balance Sheets
The adjustments included in the unaudited pro forma combined balance sheets as of December 31, 2021 are as follows:
(A)
Represents the reclassification of EDNCU’s ordinary shares subject to redemption from mezzanine equity under U.S. GAAP to non-current financial liabilities under IFRS.

(B)
Represents pro forma adjustments to the cash balance to reflect the following:

In the case of No Redemption
	(dollars in thousands)	Notes
Payment of estimated Transaction costs		D
Reclassification from cash and investments held in Trust Account	201,000
Satixfy warrants outstanding before Effective Time redeemed for cash	800
Proceeds from PIPE Financing	29,100	F
Total

And the following additional adjustments, in case of Maximum Redemption
	(dollars in thousands)	Notes
Reduction in payment of estimated Transaction costs		D
Change in reclassification of cash and investments held in Trust Account
Total
EDNCU’s cash held in the Trust Account that becomes available following the Business Combination will be reclassified to SatixFy’s cash and cash equivalents in the amount of $201.0 million of under the No Redemption scenario and $      million under the Maximum Redemption scenario.
(C)
Represents, in both scenarios, the remaining cash proceeds, after giving effect to the refinancing of existing debt as of December 31, 2021, with the proceeds of the Debt Financing. See “— Description of the Transactions — Debt Financing.”

(D)
Represents payment of estimated Transaction costs as follows:

No Redemption Scenario — Represents estimated non-recurring Transaction costs of $      million paid by SatixFy upon the consummation of the Business Combination and the Transactions. Out of the estimated Transaction costs, an amount of $      million is recognized as a decrease in additional paid-in capital as this amount is attributed to the issuance of SatixFy Ordinary Shares, as part of the Pro Forma Transactions.
The estimated non-recurring Transaction costs primarily include an advisory fee payable to Barclays, an advisory fee paid to Truist Securities, placement agent fees paid to Barclays and Cantor in connection with the PIPE Financing, and the maximum amount payable in connection with EDNCU’s deferred underwriting fees in connection with the EDNCU IPO, and legal, accounting and other professional advisory fees in connection with the Transactions, and have the following impacts on the balance sheet in the No Redemption scenario:
(dollars in thousands)
Reduction in cash and cash equivalents
Reduction in prepaid expenses
Reduction in other accounts payable and accrued expenses
Elimination of deferred underwriting commissions
Transaction costs expensed through accumulated deficit
Maximum Redemption Scenario — Represents estimated reduction to non-recurring Transaction costs of approximately $8.5 million, reflecting a reduction in the advisory fee payable by SatixFy to Barclays, a reduction in an advisory fee payable by EDNCU to Truist Securities, a reduction in placement agent fees payable by SatixFy to Barclays and Cantor in connection with the PIPE Financing and the minimum amount payable in connection with EDNCU’s deferred underwriting fees in connection with the EDNCU IPO. This would result in the following impacts on the balance sheet in the Maximum Redemption scenario:
(dollars in thousands)
Adjustment to reduction in cash and cash equivalents
Reduction in Transaction costs expensed through accumulated deficit	$(8,495)

(E)
Reflects the reclassification in respect of EDNCU’s ordinary shares subject to redemption from long-term financial liabilities to equity in an amount of $201.0 million under the No Redemption scenario and $      million under the Maximum Redemption scenario, as the SatixFy Ordinary Shares issued in exchange for such shares will not be subject to redemption (except to the extent otherwise disclosed in the other Notes to the unaudited pro forma condensed combined financial information).

(F)
Reflects the gross proceeds (expenses are reflected under “Payment of estimated Transaction costs” in footnote (B) above) of $29.1 million from the issuance and sale of 291,000 SatixFy Ordinary Shares at $10 per share in a private placement pursuant to the Subscription Agreements. See “Security Ownership of Certain Beneficial Owners and Management of EDNCU, SatixFy and the Combined Company” for more information.

(G)
Reflects the impact to equity of the issuance of the Price Adjustment Shares, reflecting an expense of $      million to be recorded in the accumulated deficit balance.

(H)
Reflects the reclassification of $      million related to the SatixFy Preferred Shares to equity.

(I)
Reflects $      million related to      SatixFy Ordinary Shares issued in exchange for EDNCU ordinary shares that was reclassified from additional paid-in capital to accumulated deficit within equity, reflecting the excess of fair value of the SatixFy Ordinary Shares issued over the fair value of EDNCU’s identifiable net assets acquired, which represents compensation for the service of a stock exchange listing under IFRS 2.

(J)
Reflects $      million related to 27,500,000 Price Adjustment Shares to be issued immediately following the Effective Time, which have been classified in equity, as such Price Adjustment Shares are deemed compensation for services rendered in respect of the Business Combination under IFRS 2.

(K)
Represents the following pro forma adjustments to certain liability balances:

	(dollars in thousands)	Notes
Elimination of short-term debt due to refinancing in connection with the Debt Financing		Q
Net change in long-term debt due to refinancing in connection with the Debt Financing		Q

(L)
Represents the following pro forma adjustments to the additional paid-in capital balance within equity:

In the case of No Redemption
	(dollars in thousands)	Notes
Reclassification in respect of EDNCU’s ordinary shares subject to possible redemption	201,000	E
Issuance of SatixFy Ordinary Shares in PIPE Financing	29,100	F
Reclassification of SatixFy Preferred Shares		H
Issuance of Price Adjustment Shares		J
Net excercise of SatixFy’s warrants outstanding prior to Effective Time		N
And the following additional adjustments, in case of Maximum Redemption
	(dollars in thousands)	Notes
Reduction in reclassification in respect of EDNCU’s ordinary shares subject to possible redemption		E

(M)
Represents the following pro forma adjustments to accumulated deficit balance within equity:

	(dollars in thousands)	Notes
Payment of estimated Transaction costs		D
Cost related to Price Adjustment Shares		G
Elimination of EDNCU accumulated deficit		P
Adjustment to interest expense resulting from refinancing in connection with Debt Financing		Q

(N)
Eliminates SatixFy’s warrants liability prior to the Effective Time in respect of the SatixFy Existing Warrant Exercise on a net basis for         SatixFy Ordinary Shares, resulting in $      million recorded within equity.

(O)
Reflects the reclassification of EDNCU’s warrants liability to SatixFy’s long-term financial liabilities upon consummation of the Business Combination and their assumption by SatixFy. In addition, reflects $       million recorded in long-term financial liabilities related to the PIPE Warrants. All such warrants are, in certain circumstances, net exercisable for cash at the option of the holders.

(P)
Reflects the elimination of EDNCU’s accumulated deficit at the amount of $      million.

(Q)
In each scenario, in connection with the Debt Financing under the 2022 Credit Agreement and the associated debt refinancing that occurred in February 2022, reflects (i) elimination of $      million of SatixFy’s short-term debt, (ii) a net increase of $      million in SatixFy’s long-term debt, and (iii) additional $      million of interest expense applied to accumulated deficit.

(R)
Reflects the elimination of EDNCU’s deferred underwriting commissions.

Adjustments to Unaudited Pro Forma Combined Statement of Operations
(AA)
Represents adjustments for estimated Transaction costs that were not directly related to capital raising activities, which will be expensed, in an amount of $      million in the No Redemption scenario and $      million in the Maximum Redemption scenario. See Note (D) above for additional information.

(BB)
Represents elimination of EDNCU’s historical costs, net of contractual exit costs, amounting to $       million related to office space, utilities and certain administrative services, which will be terminated upon the consummation of the Business Combination.

(CC)
Represents (1) $      million in share-based compensation expense related to the issuance of the Price Adjustment Shares and (2) $      million in deemed share-based compensation reflecting the excess of fair value of the SatixFy Ordinary Shares issued over the fair value of EDNCU’s identifiable net assets acquired, in accordance with IFRS 2.

(DD)
Represents elimination of change in fair value for warrant liability related to SatixFy warrants outstanding prior to the Business Combination in the amount of $      million, as such warrants will be net exercised (in exchange for SatixFy Ordinary Shares or cash at the option of the holders) immediately prior to the Effective Time. See Note (O) for additional information.

(EE)
Represents the elimination of $      million of interest earned on the Trust Account.

(FF)
Represents adjustment to interest expense resulting from the Debt Financing and the related refinancing in the amount of $      million. See Note (Q) for additional information.

4.
Loss per Share

Net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional SatixFy Ordinary Shares in connection with the Pro Forma Transactions, assuming such shares were outstanding since January 1, 2021. As the Pro Forma Transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the SatixFy Ordinary Shares issuable relating to the Pro Forma Transactions have been outstanding for the entire period presented. If the maximum number of EDNCU Class A ordinary shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.
The calculation of weighted average shares outstanding for basic and diluted net loss per share gives effect to, prior to the Effective Time, the Preferred Share Conversion and the Pre-Closing Recapitalization.
As of December 31, 2021, prior to giving effect to Preferred Share Conversion, Pre-Closing Recapitalization or the other Pro Forma Transactions, the following SatixFy Preferred Shares were authorized, issued and outstanding:
•
Series A Preferred Shares, par value NIS 0.0001 per share: 7,300,000 shares authorized; 7,300,000 shares issued and outstanding;

•
Series B Preferred Shares, par value NIS 0.0001 per share: 4,870,000 shares authorized; 4,778,000 shares issued and outstanding; and

•
Series C Preferred Shares, par value NIS 0.0001 per share: 2,000,000 shares authorized; 856,000 shares issued and outstanding.

For purposes of the unaudited pro forma condensed combined financial information, after giving effect to the Preferred Share Conversion and the other Pro Forma Transactions, no SatixFy Preferred Shares of any series will be authorized, issued or outstanding.
As of December 31, 2021, prior to giving effect to the Pro Forma Transactions, the following EDNCU shares were authorized, issued and outstanding:
•
Class A Ordinary Shares, par value $0.0001 per share, all of which were subject to possible redemption at approximately $10.00 per share: 200,000,000 shares authorized, 20,000,000 shares issued and outstanding;

•
Class B Ordinary Shares, par value $0.0001 per share: 20,000,000 shares authorized, 5,000,000 shares issued and outstanding; and

•
Preference shares, par value $0.0001 per share: 2,000,000 shares authorized, no shares issued or outstanding.

For purposes of the unaudited pro forma condensed combined financial information, after giving effect to the Pro Forma Transactions, no EDNCU shares of any series will be authorized, issued or outstanding.
As of December 31, 2021, after giving effect to the Preferred Share Conversion, but before giving effect to the SatixFy Existing Warrant Exercise, the Pre-Closing Recapitalization or the other Pro Forma Transactions, the following SatixFy Ordinary Shares were authorized, issued and outstanding:
•
SatixFy Ordinary Shares, no par value per share: 185,830,000 SatixFy Ordinary Shares authorized;         SatixFy Ordinary Shares issued and outstanding.

For the purpose of calculating the pro forma SatixFy Ordinary Shares outstanding as of December 31, 2021, it was assumed that:
•
952,645 outstanding SatixFy warrants were exercised on a net basis and exchanged for 776,988 SatixFy Ordinary Shares immediately prior to the Business Combination (after giving effect to contractual adjustments and the Pre-Closing Capitalization); and

•
None of SatixFy’s outstanding vested or unvested options were exercised immediately prior to the Business Combination.

For purposes of the unaudited pro forma condensed combined financial information, based on the above and after giving effect to the Preferred Share Conversion, the SatixFy Existing Warrant Exercise, the Pre-Closing Recapitalization and the other Pro Forma Transactions, the following SatixFy Ordinary Shares were authorized, issued and outstanding:
•
SatixFy Ordinary Shares, no par value per share: 185,830,000 SatixFy Ordinary Shares authorized;        and       SatixFy Ordinary Shares issued and outstanding in the No Redemption scenario and Maximum Redemption scenario, respectively.

In addition, the following recapitalization transactions will occur upon the consummation of the Business Combination:
•
10,000,000 outstanding EDNCU Public Warrants and 7,630,000 EDNCU Private Warrants will be assumed by SatixFy in the form of SatixFy Warrants; and

•
outstanding vested and unvested options to purchase SatixFy Ordinary Shares were converted, after giving effect to the Exchange Ratio and any applicable contractual adjustments, into        vested and unvested options to purchase SatixFy Ordinary Shares

The above were considered in the calculation of pro forma diluted loss per share. However, because the net effect of the above warrants and options would be anti-dilutive, the net effect of such instruments was not included in the calculation of pro forma diluted loss per share.
Additionally, 27,500,000 Price Adjustment Shares will be issued immediately after the Effective Time and, in the Maximum Redemption scenario, 357,000 Unvested Sponsor Interests will be subject to vesting and forfeiture if certain market value performance conditions are not met. These were considered in the calculation of pro forma diluted loss per share, however, because the net effect of such Price Adjustment Shares and Unvested Sponsor Interests would be anti-dilutive, their net effect was not included in the calculation of pro forma diluted loss per share.
The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the year ended December 31, 2021:
	Year ended December 31, 2021
	Assuming No Redemption	Assuming Maximum Redemption
Pro forma net loss (in thousands)
Net loss per share-basic and diluted
Weighted average shares outstanding-basic and diluted as follows(a):
EDNCU Public Shareholders(b)	21,430,000
Sponsor	3,570,000	3,213,000
PIPE Financing	2,910,000	2,910,000
SatixFy Shareholders

(a)
The weighted average shares outstanding and net earnings per share information reflect the Pro Forma Transactions as if they had occurred on January 1, 2021. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for pro forma basic and diluted net loss per share assumes that the shares issuable relating to the Pro Forma Transactions have been outstanding for the entire period presented. SatixFy’s pro forma basic and diluted loss per share is calculated by dividing net loss attributable to holders of SatixFy Ordinary Shares by the weighted-average number of ordinary shares outstanding for the period. The pro forma diluted loss per share was calculated to exclude potentially anti-dilutive securities.

(b)
Includes, in both scenarios, 1,430,000 Founder Shares that are not held by the Sponsor. The remainder are EDNCU Public Shares.

EDNCU’S BUSINESS
Overview
Endurance Acquisition Corp. is a blank check company incorporated on April 23, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. EDNCU may pursue an initial business combination target in any industry, with intend to focus our search on companies that meet our acquisition target characteristics within the space and wireless technologies industries, specifically sectors that support data infrastructure, data analytics and big data. Sectors that are reflective of these themes include Platforms and Sensors, Mobile Communications, Internet of Things and AI and Big Data Analytics sectors, which we refer to collectively as our target sectors.
Initial Public Offering and Simultaneous Private Placement
On September 17, 2021, EDNCU consummated the EDNCU IPO of 20,000,000 units. The units from the EDNCU IPO were sold at an offering price of $10.00 per unit, generating total gross proceeds of $200,000,000. Cantor Fitzgerald & Co., acted as the representative of the underwriters. The EDNCU IPO was conducted pursuant to a registration statement on Form S-1 (Registration No. 333-259098) that was declared effective by the SEC on September 14, 2021.
Simultaneously with the closing of the EDNCU IPO, EDNCU completed the private sale of an aggregate of 7,630,000 warrants, at $1.00 per private placement warrant, in a private placement to the Sponsor, which purchased 6,630,000 private placement warrants, and Cantor Fitzgerald & Co., the representative of the underwriters, which purchased 1,000,000 private placement warrants, generating gross proceeds to EDNCU of $7,630,000 in the aggregate. The issuances were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. If EDNCU does not complete a business combination by March 17, 2023, the private placement warrants will expire worthless.
Of the gross proceeds received from the EDNCU IPO and the sale of private securities, $201,000,000 was placed in the Trust Account.
EDNCU may withdraw from the Trust Account interest earned on the funds held therein necessary to pay its income taxes, if any. Except as described in the prospectus for the EDNCU IPO and described in the subsection below entitled “EDNCU’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” these proceeds will not be released until the earlier of the completion of an initial business combination and EDNCU’s redemption of 100% of the outstanding EDNCU Public Shares upon its failure to consummate a business combination within the required time period.
The remaining proceeds from the EDNCU IPO and simultaneous private placement, net of underwriting discounts and commissions and other costs and expenses, became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.
Fair Market Value of Target Business
The target business or businesses that EDNCU acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the amount of deferred underwriting commissions held in trust and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for its initial business combination, although EDNCU may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. EDNCU’s board of directors determined that this test was met in connection with the proposed business combination with SatixFy as described in the section entitled “Proposal One — The Business Combination Proposal — Satisfaction of 80% Test” above.
Shareholder Approval of Business Combination
Pursuant to the EDNCU Articles, EDNCU is required to provide EDNCU Public Shareholders with an opportunity to have their EDNCU Public Shares redeemed for cash upon the consummation of its initial business combination, either in conjunction with a shareholder vote or tender offer. Due to the structure of the Transactions, EDNCU is providing this opportunity in conjunction with a shareholder vote. Accordingly, in connection with the Business Combination, the EDNCU Public Shareholders may seek to have their EDNCU Public Shares redeemed for cash in accordance with the procedures set forth in this proxy statement/prospectus. See “Extraordinary General Meeting of EDNCU Shareholders — Redemption Rights.”
Voting in Connection with the Shareholder Meeting
In connection with any vote for a proposed business combination, including the vote with respect to the Business Combination Proposal, the Sponsor has agreed to vote its EDNCU shares in favor of such proposed Business Combination.
At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding EDNCU or its securities, the Sponsor, EDNCU’s officers and directors, SatixFy, SatixFy shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire EDNCU ordinary shares or vote their shares in favor of the Business Combination Proposal. The purpose of such purchases and other transactions would be to increase the likelihood of approval of the Business Combination and ensure that EDNCU has in excess of $5,000,001 of net assets to consummate the Business Combination where it appears that such requirement would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with SatixFy’s consent, the transfer to such investors or holders of shares or warrants owned by the Sponsor for nominal value. Entering into any such arrangements may have a depressive effect on the EDNCU ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase EDNCU ordinary shares at a price lower than market and may therefore be more likely to sell the EDNCU ordinary shares he owns, either prior to or immediately after the extraordinary general meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it more likely that the conditions to the closing of the Business Combination are met.
No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus. EDNCU will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Redemption of EDNCU Public Shares and Liquidation if No Initial Business Combination
The EDNCU Articles provide that it will have only 18 months from the closing of the EDNCU IPO to complete its initial business combination. If EDNCU has not completed its initial business combination within such 18-month period or during any Extension Period, it will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the EDNCU Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding EDNCU Public Shares, which redemption will completely extinguish EDNCU Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to EDNCU’s warrants, which will expire worthless if EDNCU fails to complete its initial business combination within the 18-month time period or during any Extension Period.
The initial shareholders, directors, officers, and advisors have entered into a letter agreement with EDNCU pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if EDNCU fails to complete its initial business combination within 18 months from the closing of the EDNCU IPO or during any Extension Period. However, if the initial shareholders acquire EDNCU Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such EDNCU Public Shares if EDNCU fails to complete its initial business combination within the allotted 18-month time period. Each of the anchor investors has entered into an investment agreement with EDNCU pursuant to which they have agreed that any Founder Shares held by them are not entitled to liquidating distributions from the Trust Account with respect to any Founder Shares the anchor investor holds in the event that EDNCU fails to complete its initial business combination within 18 months from the closing of the EDNCU IPO or during any extension period.
The Sponsor, directors, officers and advisors have agreed, pursuant to a written agreement, that they will not propose any amendment to the EDNCU Articles (A) to modify the substance or timing of its obligation to allow redemption in connection with our initial business combination or to redeem 100% of the EDNCU Public Shares if it do not complete the initial business combination within 18 months from the closing of the EDNCU IPO or (B) with respect to any other provision relating to the rights of holders of the EDNCU Class A ordinary shares, unless EDNCU Public Shareholders are provided with the opportunity to redeem their EDNCU Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding EDNCU Public Shares. However, EDNCU may not redeem its EDNCU Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 following such redemptions.
EDNCU expects that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the $2,005,000 of proceeds held outside the Trust Account, although EDNCU cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, EDNCU may request the trustee to release an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If EDNCU were to expend all of the net proceeds of the EDNCU IPO and the sale of the private placement warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders upon dissolution would be approximately $10.05. The proceeds deposited in the Trust Account could, however, become subject to the claims of EDNCU’s creditors which would have higher priority than the claims of EDNCU Public Shareholders. EDNCU cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.05. While EDNCU intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.
Although EDNCU will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which it does business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the EDNCU Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against EDNCU assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, EDNCU management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to EDNCU than any alternative. Examples of possible instances where EDNCU may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where it is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with EDNCU and will not seek recourse against the Trust Account for any reason. Upon redemption of EDNCU Public Shares, if EDNCU has not completed its initial business combination within the required time period, or upon the exercise of a redemption right in connection with the initial business combination, EDNCU will be required to provide for payment of claims of creditors that were not waived that may be brought against it within the 10 years following redemption. The Sponsor has agreed that it will be liable if and to the extent any claims by a third party (other than the independent auditors) for services rendered or products sold to EDNCU, or a prospective target business with which EDNCU has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.05 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the EDNCU IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. EDNCU has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of EDNCU and, therefore, the Sponsor may not be able to satisfy those obligations. None of the EDNCU’s other officers will indemnify it for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below (1) $10.05 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, EDNCU’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While EDNCU currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations, it is possible that the independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. Accordingly, EDNCU cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.05 per share.
EDNCU will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which EDNCU does business, execute agreements with EDNCU waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under EDNCU’s indemnity of the underwriters of the EDNCU IPO against certain liabilities, including liabilities under the Securities Act. EDNCU will have access to up to $2,005,000 from the proceeds of the EDNCU IPO and the sale of the private placement warrants, with which to pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that EDNCU liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from the Trust Account could be liable for claims made by creditors.
If EDNCU files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in its insolvency estate and subject to the claims of third parties with priority over the claims of EDNCU shareholders. To the extent any insolvency claims deplete the Trust Account, EDNCU cannot assure you it will be able to return $10.05 per share to EDNCU public shareholders. Additionally, if EDNCU files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance or preference. As a result, a bankruptcy court could seek to recover some or all amounts received by EDNCU shareholders. Furthermore, the EDNCU board of directors may be viewed as having breached its fiduciary duty to its creditors and/or may have acted in bad faith, and thereby exposing itself and EDNCU to claims of punitive damages, by paying EDNCU Public Shareholders from the Trust Account prior to addressing the claims of creditors. EDNCU cannot assure you that claims will not be brought against it for these reasons.
EDNCU Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (1) the completion of an initial business combination, and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any EDNCU Public Shares properly submitted in connection with a shareholder vote to amend the EDNCU Articles (A) to modify the substance or timing of EDNCU’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of EDNCU Public Shares if it does not complete the initial business combination within 18 months from the closing of the EDNCU IPO or (B) with respect to any other provision relating to the rights of holders of EDNCU Class A ordinary shares; and (3) the redemption of our EDNCU Public Shares if EDNCU has not completed an initial business combination within 18 months from the closing of the EDNCU IPO, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. Holders of EDNCU warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants.
Facilities
EDNCU currently maintains its executive offices at 630 Fifth Avenue, 20th Floor, New York, NY 10111. The cost for this space is included in the $10,000 per month fee that it pays an affiliate of the Sponsor for office space, administrative and support services. EDNCU considers its current office space adequate for its current operations. Upon the closing of the Business Combination, the principal executive offices of EDNCU will be those of SatixFy.
Employees
EDNCU currently has three officers and do not intend to have any full-time employees prior to the completion of its initial business combination. Members of the management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to EDNCU’s affairs until the completion of the initial business combination. The amount of time that any such person will devote in any time period will vary based on whether a target business has been selected for the initial business combination and the current stage of the business combination process.
Directors and Executive Officers
EDNCU’s current directors and executive officers are as follows:
Name	Age	Position
Chandra R. Patel	56	Chairman of the Board
Richard C. Davis	56	Chief Executive Officer and Director
Graeme Shaw	51	Chief Technical Officer
Romeo A. Reyes	52	Chief Financial Officer
Gary D. Begeman	63	Independent Director
Henry E. Dubois	60	Independent Director
Michael Leitner	54	Independent Director
Chandra R. Patel has been EDNCU’s Chairman of the Board of directors since April 2021. Mr. Patel is the founder of Antarctica Capital and has served as the managing partner of Antarctica Capital since

2010. Antarctica Capital is an international private equity firm headquartered in New York with offices in the UK and India. Mr. Patel is responsible for Antarctica Capital’s strategic direction and core relationships and leads the firm’s key expansion initiatives. He developed the real assets business for Antarctica Capital and its SIGA®, SARO® and SEREY™ investment strategies. Mr. Patel co-founded Antarctica Capital’s private equity business and raised its first real estate fund. Previously, he invested in a portfolio of companies in technology and healthcare, and he was involved in a number of cross-border transactions and policy initiatives. Mr. Patel also founded and held senior management positions at a variety of technology and information services companies and was an associate at a leading New York law firm. He sits on the boards of Weddell Re and EarthDaily Analytics Corp. Mr. Patel graduated from the University of Kansas (Bachelors of Arts), Summa Cum Laude, London School of Economics (Master of Science), and Boston College (Juris Doctor). We believe that Mr. Patel is well qualified to serve on our board due to his extensive experience in private equity transactions and as the founder and managing partner of Antarctica Capital.
Richard C. Davis has been EDNCU’s Chief Executive Officer and a member of our board of directors since April 2021. Mr. Davis is a highly experienced executive with over 25 years of experience in corporate finance, private equity and the space industry. Since March 2021, he has served as a Managing Director of ADP. He is also a founder and Managing Member of ArgoSat Advisors, a premier global advisory firm focused on the space industry that was founded in 2009. As part of his duties with ArgoSat, Mr. Davis sits on the boards of Sky and Space Corporation and EarthDaily Analytics Corp.
Prior to ArgoSat, Mr. Davis was President, and later Interim-CFO, for ProtoStar, a communications satellite operator which raised over $500 million and launched two DTH satellites over Asia. Earlier in his career, Mr. Davis was a private equity investor Principal at VantagePoint Venture Partners, a private equity and venture capital firm with $4 billion of assets under management. His focus was on media/telecom as well as semiconductors/semiconductor capital equipment. Before that he was a Vice President and founding member of the Lehman Brothers Communication Fund which was an $800 million private equity fund focused on communications infrastructure investments. In these roles, Mr. Davis was involved in equity and debt investments, asset acquisitions and dispositions and mergers and other business combinations or spin-offs for approximately two dozen companies in various investment lifecycle stages. Mr. Davis started his corporate finance career as an Associate at Salomon Brothers.
Mr. Davis was formerly an instructor pilot in the United States Air Force. He received his B.S. in Astrophysics (cum laude) from the University of Minnesota, and his MBA from the University of Virginia. We believe that Mr. Davis is well qualified to serve on our board due to his extensive background in corporate finance, private equity and the space industry.
Graeme Shaw has been EDNCU’s Chief Technical Officer since September 2021. Mr. Shaw is an innovative, respected technologist and business strategist with over two decades of progressive experience in the aerospace and telecommunications industries. An expert in satellite engineering, telecommunications and business development, Dr. Shaw has extensive global experience in conceiving, designing, selling, buying, financing, managing, monitoring and operating satellite and technology projects. Since March 2021, he has served as a Managing Director of ADP. He is also a founder and Managing Member of ArgoSat Advisors, a premier global advisory firm focused on the space industry that was founded in 2009. As part of his duties with ArgoSat, Dr. Shaw supports clients in leading the design, development, procurement and management of many new satellite projects and financings. He acts as Technical Advisor to financial sector clients to provide due diligence on multibillion-dollar investments or M&A transactions.
Prior to ArgoSat, Dr. Shaw served as Senior Director of Business Development for Orbital Sciences Corporation where he led the Asia Pacific sales activities.
Dr. Shaw has ScD and SM degrees in Aeronautics/Astronautics from the Massachusetts Institute of Technology and a BEng degree from Imperial College, London.
Romeo A. Reyes has been EDNCU’s Chief Financial Officer since September 2021. Mr. Reyes is a veteran investment banker and leveraged finance research analyst. Mr. Reyes began his career in equity research at Goldman Sachs upon graduating from college in 1993. Nearly 30 years later, Mr. Reyes’ domain of expertise includes an extensive knowledge of the leveraged finance markets and the TMT industries.

Mr. Reyes spent the bulk of his career at Jefferies LLC, where, over his 19-year tenure, he held leadership positions, including Americas Head of Communications, Cable & Satellites Investment Banking, Director of Leveraged Finance Research and Senior TMT Credit Analyst. Mr. Reyes was instrumental in the origination and structuring as well as the distribution of dozens of high yield and leveraged loan deals in the TMT space. Mr. Reyes’ transaction experience, which dates back to the mid-1990s, includes debt and equity capital raises and advisory work for communications service providers, media and emerging technology companies. Mr. Reyes maintains close working relationships with management teams, institutional credit investors and private equity firms. Prior to Jefferies, Mr. Reyes held similar roles at UBS, Merrill Lynch and Goldman Sachs.
Mr. Reyes earned an honors degree in Economics (cum laude) from Harvard University.
Gary D. Begeman has served as an independent director since September 2021. Mr. Begeman has over 30 years of experience managing the legal support for a broad range of strategic, financing and commercial transactions for public and private companies. He has served as an independent director on boards of directors of private and publicly held companies including Intelsat Jackson Holdings S.A., a subsidiary of Intelsat SA (from March 2020 to February 2022), SolAero Technologies Corp. (from November 2018 to January 2022), Nine Point Energy (from July 2020 to August 2021), Frontera Holdings (from July 2020 to July 2021), Ascena Retail Group, Inc. (from September 2019 to March 2021), Acosta, Inc. (from August 2019 to December 2019), Toys “R” Us Property Company II, LLC (from August 2017 to December 2018) and Sequa Corporation (from February 2016 to May 2017). He is also a director of the University of South Dakota Foundation.
Mr. Begeman was previously Executive Vice President, General Counsel and Secretary of NII Holdings, Inc., a publicly-traded wireless telecommunications company operating in Latin America (“NII”), from November 2006 to October 2015. In this capacity, he advised the company’s senior management team and board of directors on all legal, regulatory and compliance matters, including through NII’s Chapter 11 reorganization proceedings, which were filed in September 2014. From August 2003 to September 2006, Mr. Begeman was Senior Vice President and Deputy General Counsel at Sprint Corporation and prior to that, he was Vice President and Deputy General Counsel at Nextel Communications, where he served as lead counsel on behalf of Nextel in the negotiation of its merger with Sprint. Previous to that, Mr. Begeman was General Counsel at XO Communications, Inc., where he advised the senior management team and board of directors on all legal, regulatory and compliance matters and was a Partner at Jones Day LLP, focusing on capital formation and mergers and acquisitions.
Mr. Begeman holds a Bachelor of Fine Arts in music education from the University of South Dakota and a Juris Doctor degree from The Ohio State University School of Law. We believe that Mr. Begeman is well qualified to serve on our board due to his deep understanding of legal, regulatory and compliance matters and broader experience in the telecommunications industry.
Henry E. Dubois has served as an independent director since September 2021. Mr. Dubois brings extensive domestic and international experience leading telecom and space related companies through periods of growth for both public and private companies. He has proven capital markets experience having raised more than $2.5 billion and led over 30 M&A transactions for companies in which he has been a member of senior management. Since September 2021, Mr. Dubois has been the Chief Development Officer of BlackSky Technology, Inc., a NYSE listed satellite company and provider of real-time geospatial intelligence. As a Managing Director at HED Consulting, LLC, he has led two satellite imaging companies and one telecom company through periods of significant growth and has been advising a data analytics and satellite imaging company as a board advisor through a period of transformation since 2018 As a board advisor to Blacksky, he advised on the carve-out sale of a division and has advised on multiple capital raises and the announced merger of Blacksky with Osprey Technology Acquisition Corp. He served in the chief financial officer role and in a strategic advisory role for GeoEye between 2005 and 2012. For DigitalGlobe, where he served as President, chief operating officer, and chief financial officer from 1999 through 2004, he led the company from its development stage through the commercialization of services from its imaging satellites. And for an Asia Pacific cellular telecom company, PT Centralindo Panca Sakti based in Jakarta, Indonesia, he led the company as chief executive officer from 1995 to 1999 as the company deployed its cellular network and expanded its media operations with acquisitions in related telecom services and television broadcasting.

In addition Mr. Dubois led Hooper Holmes, a national health risk assessment provider, from April 2013 to April 2018 as its chief executive officer through a Chapter 11 restructuring that was filed in 2018, refocusing its business lines to high growth opportunities in the healthcare industry shedding under-performing business lines and adding new capabilities through acquisitions. In August 2018, after Mr. Dubois’ tenure as the Chief Executive Officer of Hooper Holmes, the company filed a voluntary petition for bankruptcy under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (Case No. 18-23302). Pursuant to a plan of liquidation filed by Hooper Holmes and its subsidiaries, the Hooper Holmes Liquidating Trust was formed to administer the final liquidation of the company’s assets and a trustee was appointed to dissolve the company.
Mr. Dubois started his career as a consultant with Booz, Allen & Hamilton and as an internal auditor and finance supervisor for Exxon Corporation. He earned his Bachelor of Arts degree in Mathematics from the College of the Holy Cross and his Master of Management degree from the J. L. Kellogg Graduate School of Management at Northwestern University with concentrations in finance, marketing and accounting. We believe that Mr. Dubois is well qualified to serve on our board due to his extensive experience leading domestic and international companies through periods of growth and change for both public and private companies.
Michael Leitner has served as an independent director since September 2021. Mr. Leitner was the co-head of Blackrock’s Direct Lending and Special Situations investment practice, which had over $17 billion of assets under management at the time of Mr. Leitner’s retirement from BlackRock in December 2020. Mr. Leitner led BlackRock’s investment strategies in the technology, communication services and media sectors, and was also the lead partner for special situations strategies, restructurings, and corporate governance matters for the funds he managed. Michael Leitner currently serves as a director of each of INAP, a global provider of secure, performance-oriented hybrid infrastructure solutions, Tillman Infrastructure Group, a developer, owner and operator of wireless macro cell sites and towers, and Panagram Capital LLC, a closed-end investment fund focused on CLO equity tranche investing. From 2005 to August 2018, Mr. Leitner held several roles, including Managing Partner, Chairman of the Investment Committee and as a member of the Management Committee, with Tennenbaum Capital Partners (“TCP”), an alternative investment management firm. TCP was acquired by BlackRock in August 2018.
Mr. Leitner has had an extensive career as an executive with several leading technology and global communications firms. From 2004 to 2005, Mr. Leitner served as Senior Vice President of Corporate Development for WilTel Communications. From 2002 to 2004, Mr. Leitner served as President and Chief Executive Officer of GlobeNet Communications. Mr. Leitner positioned each of GlobeNet and WilTel through successful operating turnarounds and sale transactions. From 2000 to 2001, Mr. Leitner served as Vice President of Corporate Development and head of Global Data Center and Colocation Services for 360 Networks, Mr. Leitner also served as Senior Director of Corporate Development for Microsoft Corporation, managing corporate investments and acquisitions in the telecommunications, media, managed services, and enterprise software sectors, from 1998 to 2000. Prior to Microsoft, Mr. Leitner was a Vice President in the Mergers and Acquisitions group at Merrill Lynch. Mr. Leitner has served on numerous public and private company boards, including serving as a member and/or chairman of past audit, compensation, executive and governance committees.
Mr. Leitner earned a B.A. in Economics from the University of California at Los Angeles and an M.B.A from the University of Michigan. Mr. Leitner is also an active member of YPO (Young Presidents’ Organization) and a licensed EMT in New York. We believe that Mr. Leitner is well qualified to serve on our board due to his extensive experience as a leader in the finance, technology and communication services sectors.
Legal Proceedings
There is no material litigation, arbitration, governmental proceeding or any other legal proceeding currently pending or known to be contemplated against EDNCU, and EDNCU has not been subject to any such proceeding in the 10 years preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements
EDNCU has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. EDNCU has filed with the SEC an Annual Report on Form 10-K for the year ended December 31, 2021 and a Quarterly Report on Form 10-Q for the three months ended September 30, 2021.

SATIXFY’S BUSINESS
Before investing in our ordinary shares, you should read this entire proxy statement/prospectus carefully, including the information presented under the headings “Risk Factors,” “Unaudited Pro Forma Condensed Combined Financial Information,” “SatixFy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus. In this proxy statement/prospectus, unless we indicate otherwise or the context requires, “SatixFy,” “the company,” “our company,” “the registrant,” “we,” “our,” “ours” and “us” refer to SatixFy Communications Ltd. and its consolidated subsidiaries.
Our Mission
Our mission is to be the leading global provider of digital satellite communications systems that enable satellite-based broadband delivery to markets across the globe.
Our Company
We are a vertically integrated satellite communications systems provider using our own semiconductors, focused on designing chips and systems that serve the entire satellite communications value chain — from the satellite payload to user terminals. We create chip technologies capable of enabling satellite-based broadband delivery to markets around the world. Since we commenced operations in June 2012, through December 31, 2021 we have invested over $180 million in research and development (“R&D”) to create what we believe are the most advanced satellite communications and ground terminal chips in the world.
We develop advanced Application-Specific and Radio Frequency Integrated Circuit chips (“ASICs” and “RFICs”) based on technology designed to meet the requirements of a variety of satellite communications applications, mainly for LEO, MEO and GEO satellite communications systems, Aero/IFC systems, Communications — on-the-Move (“COTM”) applications such as public transportation and maritime connectivity, and satellite-enabled Internet-of-Things (“S-IoT”) and machine-to-machine (“M2M”) devices. Our chip technology supports Electronically Steered Multibeam Antennas (“ESMA”), digital beamforming and beam-hopping, on-board processing for payloads and Software Defined Radio (“SDR”) modems — each of which will be critical for providing optimized access to LEO satellite constellations.
We believe we are the only vertically integrated maker of satellite communications systems selling products across the entire satellite communications value chain (depicted in the graphic below). All of our systems integrate our proprietary semiconductor chips, of which we are a fabless manufacturer. We design our chips, code our software and design end-to-end communications systems for use in various satellite communications applications.
Our end-to-end solutions for the satellite communications industry include satellite payloads, user terminals (ground and Aero/IFC) and hubs, each built around our advanced ASICs and RFICs. We have a diverse customer base, including satellite operators, airlines, manufacturers of satellite communications systems, and other connectivity service providers that integrate our chips and systems in their satellite communications infrastructure. We believe that our modular, scalable and software controllable technology, our focus on producing products for the entire satellite communications value chain and our ability and experience in designing our systems to meet our customers’ specifications, differentiate us from our competitors.
In March 2018, we entered into a strategic partnership with ST Electronics (Satcom & Sensor Systems) Pte Ltd. (“STE”), a public company with approximately $5.4 billion or revenue in 2020, pursuant to which we formed a joint venture, Jet Talk, which was funded by a $20.0 million investment by STE intended to fund our R&D related to and commercialization of our Aero/IFC satellite communications terminals. We hold 51% of the equity in Jet Talk and STE, participates in significant financial and operational decisions, including the right to appoint its chief executive officer and direct Jet Talk’s R&D (which is performed by us) and marketing activities, and controls Jet Talks funding. Pursuant to our joint venture agreement with STE, once we complete the development of our Aero/IFC satellite communications terminal product, they will be commercialized to the commercial aviation market exclusively through Jet Talk. We anticipate that our partnership with STE will allow us to benefit from STE’s deep aerospace industry experience and large presence in East Asia. See “SatixFy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Revenue Model and Prospects” and Note 8 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.
We expect that our growth in the coming years will be driven by continued rapid increases in demand for high-speed broadband services across the globe, which will be propelled by an increasing number of internet users, broadband connected devices, amount of global data usage and the need for ubiquitous connectivity. We believe that our technologies are well positioned to meet the need for compatible chips and systems to connect new satellite technologies with existing systems and maximize their innovative potential.
Our revenues for the years ended December 31, 2021 and December 31, 2020 were $      and $10.6 million respectively.
Satellite Communications Chips
There is a current trend in the satellite communications industry to transition from traditional analog devices and components to modern digital devices, integrating multiple functions into miniaturized and low-cost integrated circuit modules (chips), which is having a material impact on the satellite communications value-chain. The chips themselves are the critical technology needed to implement this transition — enabling application-specific functionality and defining the capabilities of the communications systems in which they are integrated.
We believe we are a leader in developing advanced, digital silicon ASICs and RFICs for modems and antennas that can be deployed across the entire satellite communications value chain. We have developed advanced lines of modem and antenna chips that enable critical functions for satellite communications systems, such as our PRIME and BEAT antenna chips, which enable multi-beamforming and beam-hopping for satellite payloads and user terminals, and our newest, software-defined SX-4000 satellite payload chip, which enables digital on-board processing, beam-hopping and enhanced connectivity needs, including positioning, navigation and timing. We design each of our chips to provide a desirable ratio of size, weight, power and cost (“SWaP-C”), while also aiming to maximize data transmission rates for the communication applications that our chips serve.
We developed our chip set with the help of substantial grants from the European Space Agency (“ESA”), sponsored by the UK Space Agency (“UKSA”), through ESA’s Advanced Research in Telecommunication Systems (“ARTES”) program, which have amounted to over $70 million through December 31, 2021.
The functionality of our chips has been designed to meet key anticipated market trends in satellite communications, leveraging our know-how and additional insight and expertise from ESA industry specialists and other leading market participants in these programs throughout the development process. We believe the significant time and cost associated with the development of a new ASIC creates a significant barrier to entry and endows us with a market advantage over competitors that would need to invest large sums and spend years to attempt to catch up with our current capabilities. We intend to continue investing in new chip development to meet the future needs of our customers and ensure that we maintain our technological market advantage.
Our chips are compatible with the emerging communication LEO, MEO and GEO satellite constellations and are also designed to be utilized for satellite communications applications such as IFC and COTM. We believe our chips are some of the most advanced on the market in terms of their ability to provide wide bandwidths, beamforming and beam-hopping functions in satellite payloads and user terminals, while also being among the most attractive chips in terms of SWaP-C characteristics, as we believe our chips have higher capacity, lower power usage, lower weight and are lower cost than competing products. See the below graphic for an overview of our chipsets and for further discussion of our suite of ASIC and RFIC chip technologies, see “— Our Satellite Communications Chips and Systems.”
Satellite Communications Systems
A satellite communications system is comprised of the three following constituent subsystems (depicted in the graphic below):
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The satellite payload, which is the system integrated to the satellite platform that provides in-space data receiving, processing and transmitting capabilities.

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The user terminal, which is the system on the ground (or aircraft, in the case of IFC), comprised of an antenna and modem, that digitally links to the satellite payload and provides data receiving, processing and transmitting capabilities.

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The hub, which is the system that enables the network operator to control and manage its communication network and the interaction between the satellite payload and the ground terminal.

We design systems in each of these three categories powered by our own proprietary chips, providing satellite communications network operators and manufacturers of satellites with advanced solutions for their satellite communications needs.
Satellite Payloads
Our satellite payloads are designed to consist of an On-Board Processor (“OBP”) using our advanced SDR SX-4000 payload chip, and our satellite ESMA powered by our PRIME2 digital beamforming chip. Our satellite payloads are designed for LEO, MEO and GEO satellite applications and are fundamentally flexible, enabling the transmission of large amounts of data that can support in-flight and other remote and mobile communication services, among other applications. Our satellite payloads have a digital regenerative onboard processing capability (involving demodulation, processing and remodulation of the signals) that enables handling of communications coming from the ground and communications transmitted from the satellite to the ground, thereby supporting satellite interconnectivity, while ensuring more effective use of the communication bandwidth, and improving system performance. Our payload chips also support transparent modes used in more traditional satellite systems.
Satellite payloads must be engineered to meet the technical specifications of the satellite mission for which it is intended. We are nearing completion of our prototype payload, sponsored by ESA, for OneWeb’s initial Gen2 LEO launch, to be delivered to the customer in mid-2022, although there can be no assurance as to when or if it will launch or whether it will perform as expected.
User Terminals, Modems and Antennas
Our user terminals consist of a modem and antenna.
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Modems.   We have developed our modems based on our proprietary SX-3000 and SX-3099 Very Small Aperture Terminal (“VSAT”) chips, a part of our ASIC technology and one of the base building blocks for all our terminal products. We produce modem modules designed to bring the fastest performance available today in a compact form factor and with low power. All of our modems are designed for easy integration with our customers’ hardware, and software solutions and are available for a variety of applications. Our modems are designed to natively support the entire DVB-RCS2 / DVB-S2X industry standards as well as a complete SDR for any other waveform, to ensure maximum flexibility and relevance to our customer base. These industry standards are intended to ensure that systems that utilize them perform with better efficiency, more throughput and better network reliability. We were directly involved in writing the DVB-S2X standard which is based in part on our technology and patents.

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Antennas.   We offer a line of advanced ESMA products based on our proprietary BEAT and PRIME ASIC chip technologies for both ground (including COTM) and Aero/IFC terminal connectivity.

To date, we have sold over 115,000 units of our S-IDU modems based on our SX-3000 chip, have recently begun to offer our Terminal on Module (“ToM”) modems based on our SX-3099 chips and are in the process of engineering SX-3099-based ToM products for certain customers. In some cases, we engineer and sell our SX-3099 chip to customers that prefer to design their own case and board and have sold over 55,000 to such customers through December 31, 2021.

Through Jet Talk, we are at an advanced stage of developing Aero/IFC terminals that enable in-flight broadband connectivity via connection with multiple satellites, including LEO satellites, enabling high performance broadband communications for hundreds of passengers in commercial or private flights. We expect a prototype to be ready for a customer demonstration by the end of 2022, although there can be no assurance as to when or if the prototype will be ready or whether it will perform as expected.

We currently offer a line of compact satellite enabled Internet-of-Things (“S-IoT”) terminals using the industry-standard Ku-band frequency, mainly to provide enterprise users with efficiently priced messaging functionality for applications such as logistics, asset tracking, remote sensor data transmission and more.

We are developing a COTM user terminal capable of delivering broadband Internet capacity to vehicles, serving markets such as public transportation and emergency services. We expect our COTM terminal prototypes to be available for customer demonstrations by the end of 2022, although there can be no assurance as to when or if the prototypes will be ready or whether it will perform as expected.

Additionally, we are also developing a direct-to-home broadband user terminal in connection with our ESA-sponsored project with OneWeb, which is designed as a low-cost user terminal variant that we believe can be the lowest-cost ESMA on the market, providing large data transfer rates and low latency via LEO constellation operators.
Hubs and Gateways
We offer our Shepherd managed communications system, known as a hub, which serves as a smart satellite resource manager that uses a common forward channel to transmit data and allow our customers to monitor and manage advanced terminals in their networks. We also offer gateway modem products based on our SX-3099 modem chips, supporting high-capacity links and beam-hopping with reduced power consumption and cell size.
Market Opportunity
The space industry is undergoing a dramatic transformation due to lower cost communication solutions and miniaturization in the small satellite sector, which is driven by the increasing capability of small electronics, materials and sensors. We believe this paradigm shift in the industry represents a significant opportunity for SatixFy. Within the broader satellite communications industry, we are positioned to target three markets with our advanced satellite chips and communications systems: the satellite communications systems market, the Aero/IFC market and the COTM market.
We believe our technology, which is built on our advanced ASICs and RFICs, enables customers to unlock the full potential of LEO, MEO and GEO satellites. Our satellite and ground ESMA, and advanced chips with beamforming and beam-hopping capabilities, will be especially advantageous to overcoming the technological challenges of connecting with, and maximizing the utility of, the new LEO constellations. We anticipate, based on internal estimates using data published in a May 2020 McKinsey article titled “Large LEO satellite constellations: Will it be different this time?” (the “McKinsey data”) and our own estimates of the projected demand for satellite communications systems and unit pricing, that by 2028, our total addressable market (“TAM”) for our products can exceed $20 billion.
Satellite Communications Systems
The non-geostationary orbit includes satellites operating in LEO, with an altitude typically between 200 and 870 miles (325 to 1,400 kilometers) and satellites operating in MEO, between the LEO and GEO orbits. Unlike GEO satellites that operate in a fixed orbital location above the equator, LEO and MEO satellites travel over the surface of the earth at high relative velocities, requiring user terminals and hubs capable of tracking their movement. LEO satellite systems have the potential to offer a number of advantages over GEO satellites to meet growing requirements for commercial and consumer broadband services by providing increased data speeds and capacity, and global coverage.
We believe, based on internal estimates using the McKinsey data, that a total of approximately 50,000 satellites are planned to be in operation by 2028, most of which we expect to be LEO, and which will need advanced satellite payloads and user terminals to enable their use. Additionally, because LEO satellites are expected to have a shorter lifespan than GEO satellites, approximately 5 years based on estimates for Starlink’s SpaceX constellation, satellite providers will require access to a recurring supply of satellite communications systems and components in order to replenish constellations as the satellites approach obsolescence. We anticipate, based on the above figures and our own estimates of the projected demand for satellite communications systems and unit pricing, that by 2028, our TAM for satellite payloads will reach approximately $3 to $4 billion and the TAM for user terminals will reach approximately $5 to $6 billion.
We believe we are well positioned to meet the demand for technologies that enable communication via this anticipated wave of LEO satellites, which will require satellite communications systems (payloads, user terminals and hubs) with strong on-board processing capabilities, electronically steerable antennas, wideband modems, the ability to transfer large volumes of data and chips with desirable SWaP-C characteristics. Cost-effective ESMA are desirable for both mobile applications, removing the need for unreliable mechanical parts and associated maintenance, and fixed applications, for ease of installation. We believe these key characteristics of our proprietary technologies will offer customers compelling advantages, from ground to orbit. We believe that our chips’ capabilities to power customers’ needs across the entire satellite communications value chain is an important competitive advantage, ensuring compatibility and efficiency.
We expect that future satellite communications systems will be able to leverage the benefits of, and integrate with, existing communication networks, including cellular networks, satellite communications systems operating at L-band frequency ranges, as well as future 5G communications networks, to provide continuous and reliable communication at quality and prices competitive with the current terrestrial networks. Additionally, Ka and Ku-band frequency LEO satellites will enable satellite communications systems to compete with terrestrial systems, even in urban areas where terrestrial systems currently operate at more attractive prices. We believe there is a trend in the global telecommunications industry moving towards a convergence between satellite and terrestrial-enabled capability. Terrestrial players, including telecoms and other cellular service providers, are investing significantly in space capability to this end. Our chips and products can be implemented to bridge the technical gap between satellite and terrestrial systems, enabling seamless, ubiquitous connectivity across the globe.
While we are not currently developing any telecommunications-related products, we believe that the expected rapid expansion of 5G networks presents a substantial opportunity for the satellite communications industry. We also believe that our proprietary chip technology is well-suited to adaptation to the expected requirements of 5G telecommunications satellites.
Aero/IFC
Satellite communications systems for in-flight broadband connectivity on aircraft have undergone significant changes over recent years, as demand has intensified for in-flight broadband communication services at a level and quality more comparable to home use, supporting broadband and streaming applications. The modern airline passenger desires reliable, high speed data connectivity in-flight (which aggregates up to one (1) gigabit per second for a wide body aircraft serving hundreds of passengers), consistent, high-quality service from gate-to-gate, without the additional costs typically charged for such premium service.
Currently, Aero/IFC terminals are based on communication from the ground to the aircraft or from GEO satellites to the aircraft. The data volume and transmission speeds via these communications systems are limited, in part because the tracking antenna systems typically used for connection with GEO satellites and terrestrial broadband networks are mechanical and susceptible to signal disruptions or gaps as the antenna mechanically switches from source to source. Download and upload speeds are often limited, as is latency. The new generation of LEO satellite constellations operating at Ka and Ku-band frequency ranges provide a partial solution to this connectivity issue, because they will be deployed in far greater numbers and provide more extensive signal coverage than GEO constellations. However, in order for aircraft to connect with these LEO satellite constellations, they will need to be equipped with a user terminal capable of tracking the fast-moving and numerous LEO satellites, or accessing both LEO networks and GEO networks simultaneously. This electronically steered multibeam connectivity is essential to providing seamless handover between satellites and simultaneous multi-orbit operation.

Based on September 2020 EuroConsult estimates, by the end of 2019, approximately 9,000 commercial aircraft and 22,500 private aircraft were equipped with an IFC system, many of which are not compatible with the new LEO satellite technologies yet to be fully deployed. EuroConsult estimates that up to approximately 17,500 commercial and 30,000 private aircraft could have an IFC system by 2029, marking growth in demand for enhanced in-flight Internet and communication capabilities. We anticipate that, based on EuroConsult estimates and our estimates of demand and unit pricing, the TAM for Aero/IFC terminals will reach $10 to $12 billion by 2029. Electronically steered multibeam connectivity is essential to provide seamless handover between satellites and simultaneous multi-orbit operation.
Through Jet Talk, we are designing an advanced Aero/IFC terminal based on our chips with the ESMA beamforming and multibeam capabilities necessary to address the challenges of mechanical signal tracking. Our Aero/IFC terminal is designed to enable broadband connection between aircraft and LEO satellite constellations to provide enhanced data speeds and signal coverage for Aero/IFC providers. Improved speeds and latencies from LEO constellations are expected to enable airlines to promote more “bring-your-own-devices” for inflight entertainment, a longstanding ambition of the industry that could now become reality. Additionally, our Aero/IFC terminal is designed to be easier and faster to install than existing IFC systems. Our system will also be multi-orbit capable, able to send and receive signals to LEO, MEO and GEO networks simultaneously, a feature desired by customers for service resilience and flexibility.
The COVID-19 pandemic caused a severe decline in global air traffic during fiscal years 2020 and 2021, which slowed down the development and deployment of new IFC systems by airlines seeking to upgrade their existing systems or install IFC systems for the first time. While current global airline traffic is still a fraction of the activity in fiscal year 2019, domestic airline traffic is showing signs of improvement. The International Air Transport Association (IATA) expects air passenger numbers to recover to 103% of pre-Covid levels by 2024 (March, 2022). Further, we expect to benefit from STE’s industry experience and strong presence in East Asia in the marketing and sale of our Aero/IFC terminals, which will be marketed and sold to the commercial aviation market exclusively through our Jet Talk joint venture. See “SatixFy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Revenue Model and Prospects.”
Despite the challenges associated with COVID-19 and the clear impact on the Aero/IFC sector, we have continued to invest in research and development and also believe the circumstances have provided us with an opportunity to gain IFC market share. Significant delays occurred in the procurement of IFC antennas as a result of the pandemic, providing us with the opportunity to mature our technology and design lower cost, more powerful and easier to install Aero/IFC terminals at a time when our principal competitors’ market-ready products, based on more traditional mechanical antennas operating over GEO, did not receive substantial orders. We anticipate that our Aero/IFC terminals will now come to market at the time the industry is likely to begin procuring their next generation of IFC equipment, also coinciding better with new services being introduced by new LEO constellations. See “Risk Factors — Risks Related to SatixFy’s Business, Operations and Industry — The global COVID-19 pandemic has harmed and could continue to harm our business, financial condition, and results of operations” and “SatixFy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impact of COVID-19.”
Communications On The Move (“COTM”)
LEO constellations further provide the potential to facilitate connectivity for applications requiring continuous communication while on the move. There are many such satellite-enabled mobile applications such as connected cars and commercial vehicle fleets, broadband to public transport, and connected emergency service vehicles. satellite communications systems with high coverage capability will have an important role in supporting the development of the broader mobility market and enabling full ubiquitous connectivity. Accordingly, we believe that continued growth in the COTM device market may provide significant opportunities for additional new applications of our chip and product technologies in the future.
Satellite IoT (“S-IoT”) and Machine-to-Machine (“M2M”)
Presently, satellite communications that supports S-IoT are dominated by narrowband providers that are only able to transmit small amounts of data at very high costs. Although some GEO and LEO satellites are in use for M2M and S-IoT connectivity specifically, these constellations predominantly operate on

L-band frequencies, which imposes significant limitations on the amount of data they can transmit and makes them more expensive to operate than cellular networks. With the increased rollout of LEO satellites using Ku- and Ka-band frequency systems, we believe that satellite communications systems will become more relevant to the global IoT and M2M market. We believe that the lower cost-per-bit achievable via Ku/Ka-band LEO satellites, in conjunction with affordable mobile-capable S-IoT devices, will help grow this market segment.
Our Technology
We have a broad portfolio of technology leading silicon chips and systems for the entire satellite communications value chain. Our team of over 180 engineers is focused on developing cutting-edge systems, powered by our chip technologies, to lead innovation in satellite communications. We are committed to enhancing our technology, which is demonstrated by our over $180 million in R&D investment from the commencement of operations in June 2012 through to December 31, 2021.
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Cutting-Edge Chips.   We believe we are positioned to be a leading provider of satellite communications systems for the next generation of satellites. Our modem chips have the ability to split data for retransmission and combine received data from nearby satellites or ground hubs efficiently and quickly. Our chip technology enables us to develop communications systems that are high performing, low weight, energy efficient and sized to be compatible for a wide array of applications and satellite technologies.

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Advanced Antennas and Modems.   Our technology in the field of multibeam management, transmission and beamforming and hopping, based on our advanced chips, introduces a new and advanced generation of flat electronic antennas that will be critical to enabling user terminals to track multiple LEO satellites at a time. Our ESMA chips enable efficiency, modularity and scalability to support multibeam and high data rates. We are designing efficient and innovative digital interfaces for our modems to enable them to handle numerous transmission and reception beams, which will be necessary for LEO satellite networks.

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Tailor Made.   We have the ability to design and present customers with customized solutions using our whole family of highly flexible chips and modules that integrate with their planned or existing systems, and which can be tailored to meet their requirements. We believe that providing optimized cost-effective solutions, in an era when satellite technology is rapidly evolving, is important for positioning us at the technological forefront of the market and securing relationships with leading communications providers.

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End-to-End Solutions.   Our development team manages the entire product development life cycle, beginning with the characterization stage, through to the design and third-party manufacture of the chips, integration of the chips within communications systems, testing of the systems and culminating with delivery and the provision of operational support to the customer. The solutions we provide enable customers to enjoy an efficient and continuous process for the development of their systems with a single supplier and single point of contact throughout the entire development and implementation process. We develop the chips, design the systems that integrate the chips, write the software needed to operate the chips and manage integration of the various components into a single, cohesive satellite communications systems that fits our customers’ needs.

Our Strengths
Our core chip technology and satellite communications systems leverage our track record in satellite communications chip development, and our deep understanding of RF device processing, silicon chip design and related system architecture to address the emerging needs of the satellite communications markets. We believe our leadership position in developing chips and satellite communications systems is a result of the following core strengths:
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Superior Technology Leading to Superior Performance.   We believe we are a technology and product leader in the growing satellite communications industry, as evidenced by our innovative technologies such as the digital beamforming and the beam-hopping chip technology. Our chips are designed to power our satellite communications systems, which in turn enhance satellite communications capabilities, including on-board processing capabilities driven by channel switching and flexibility. Our systems are optimized to unlock the full potential of new LEO satellite constellations. We believe that the proprietary and innovative features of our modem and antenna chips enable us to create satellite communications systems that are superior in capacity, performance and functionality to our competitors’ systems.
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Tailor-Made Innovation of Next-Generation Satellite Communications Technology.   Our SDR modem and antenna chips are designed to be tailored and optimized to meet the technical requirements of our customers in their respective end markets without the traditional expense of developing bespoke chips each time. This is a significant differentiator from, and combined with the over $180.0 million we have invested in research and development creates significant barriers to entry for, our competitors. Our communications systems are also capable of being tailored to our customers’ needs, while promoting efficiency through a common chip set across the entire satellite communications value chain. In many cases, our close relationships with our customers in the design stage and our deep engineering expertise, position us in a limited group of satellite communications system developers capable of providing the necessary solutions to our customers. We believe these close working relationships, coupled with our proprietary technology and experience, help our customers achieve higher throughput capacity and better integration of all key components of the satellite communications system, while providing advantages in terms of lower weight and power consumption. We believe our solution enables overall lower systems costs relative to our principal competitors.

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Silicon Enabled SWaP-C.   The use of silicon-based technologies in our satellite communications chips and systems is key to achieving the industry’s goal of producing systems that are smaller in size and lower in weight, power consumption and cost.

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Higher Reliability, Lower Maintenance and Faster Installation.   The use of silicon in our antenna systems makes them more reliable than the mechanical antennas available in the market due to fewer moving parts, fewer failure points and faster installation time of our antennas. We have designed our antenna systems to be easier to install and require less maintenance than systems using mechanical elements with complex packaging.

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End-to-End Capabilities Promoting Long-term Customer Relationships.   We often cover the entire life cycle of the systems we deliver to our customers, from defining specifications according to our customers’ requirements, to designing or redesigning the chips, to oversight of the assembly of the final product and the subsequent delivery of custom-tailored products to the customer. We believe that our participation in serving the entire life cycle of the customer’s satellite communications system promotes long-term customer relationships, as once our tailor-made systems are integrated in a customer’s satellite constellation or the ground communications infrastructure, the costs of switching to a different provider of satellite communications systems could often be substantial.

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Proven Management Team.   Our founders and executive management team have extensive experience in effectively guiding companies through various industry cycles and technology transitions. We have recently strengthened our leadership with the joining of Mr. David Ripstein as a CEO. Mr Ripstein brings an extensive experience of transforming high-tech technologies and products into profitable, global businesses. Among the companies he managed throughout his career is RadCom Ltd. (Nasdaq: RDCM) where he served as a President & CEO for 9 years leading the development of new solutions and penetrating new markets, tripled its revenues and increased its share price 10x. Our co-founder, Mr. Yoel Gat has moved to Co-Chairman of the Board and will continue to focus on the development of new solutions and technologies. Mr. Yoel Gat previously founded Gilat Satellite Networks, where he served as Chairman of the Board since its inception in 1987 until 2003, growing the company to 3,000 employees, over $550 million in revenue and a $4.5 billion market cap. Mr. Yoel Gat also co-founded and RaySat, Inc., which developed broadband antennas for cars. Ms. Simona Gat, who serves as our President, brings over 35 years of experience in product design and manufacturing, marketing, sales and management from her tenure at both Gilat and Raysat. Charles A. Bloomfield, our Chief Executive Officer of SatixFy Space Systems UK Ltd., a subsidiary of SatixFy, previously led the Communication Products (Telecom Satellite) division of Airbus Defence and Space Ltd. where he was responsible for the strategic planning and its implementation relating to spacecraft advanced payloads, products and equipment. Mr. Yoav Leibovitch, our CFO and Co-Chairman of the Board, has a long joint working experience with our other Co-Chairman, Mr. Yoel Gat, in Gilat and Raysat and has a vast experience in leading the financial strategizing and investor relations of public companies. Our management team provides us with steady, reliable leadership, uniquely capable of identifying strong investments, executing through change, and maintaining stability during market uncertainty.
Our Strategy
We aim to be the leading global provider of digital satellite communications systems that enable satellite-based broadband delivery to markets across the globe. The key elements of our strategy are:
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Strengthen our Technology Leadership.   We believe that our success thus far is largely attributable to our digital silicon chip design expertise. We aim to leverage our design expertise to continue developing high-performing chips and systems that are smaller, lighter, have lower power consumption and a lower cost, while continuing to invest in research and development to maintain our technology leadership in this market.

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Capitalize on LEO and IFC Market Opportunities.   The satellite communications market presents significant opportunities for innovative solutions. The introduction of the new LEO satellite constellations creates the need for smaller satellite communications systems that can handle higher speeds, larger capacity and operate with lower power consumption. Our modem and antenna chips, as well as our satellite payload, user terminal and hub systems were developed to meet the new technological needs of the LEO satellite constellations. New opportunities in the Aero/IFC market are emerging as the demand for “home-like” broadband connectivity on commercial flights increases, creating the need for IFC systems that can deliver fast and reliable connectivity. By developing our chips and systems to meet new market opportunities, we intend to expand the deployment of our next generation chips and systems.

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Leverage and Expand our Existing Customer Base.   We intend to continue to develop long-term, collaborative relationships with top tier customers who are regarded as leaders in their respective markets. We intend to continue to focus on sales to these customers and build on our relationships with them to define and enhance our product roadmap and expand our scope of business with them. Engaging with market leaders will also enable us to participate in emerging technology trends and new industry standards.

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Attract and Retain Top Talent.   We are committed to recruiting and retaining talented professionals with proven expertise in the design, development, marketing and sales of satellite communications chips and systems. We believe we have assembled a high-quality global multinational team in all the areas of expertise required for a leading satellite communications company. We believe that our ability to attract the best engineers is a critical component of our future growth and success.

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Expand our Global Presence.   We intend to continue strengthening our relationships with our existing customers, while also planning for increased demand as our brand recognition grows. We intend to continue expanding our presence worldwide as we grow in our market to serve the needs of clients in additional geographies and tap into talent pools from international markets.

Our Chips and Satellite Communications Systems
Modem Chips — SX-3000/3099/4000
SX-3000/3099
Our SX-3000 is the first generation of modem chip we developed. It is a VSAT modem chip, System on a Chip and an ASIC designed for ground user terminals. The SX-3000 is a core element with empowered SDR capabilities and is compatible with the latest industry standards, such as DVB-S2X/RCS2, with a transponder throughput rate of up to 500 Msps HTS. In addition to providing VSAT modem SDR functions, additional embedded Central Processing Units and multiple Digital Signature Processing, the SX-3000 enables advanced features, such as fast beam-hopping, is custom designed for wide-band high throughput satellite terminals, and is highly compatible and designed to serve as a core component in VSAT modem systems. The SX-3000 serves applications from standard satellite broadcast to mobile satellite data terminals, and TV broadcast. The SX-3000 also includes “Over the Air” capability, which enables firmware upgrades in the field for long term system viability and a long product life cycle with future proof upgradability enabling future-proof systems.
Our SX-3099 VSAT modem chip is the new generation of SX-3000 that represents an improvement over the SX-3000. SX-3099 is capable of supporting 1GHz bandwidth, up to eight instances in receive and transmit paths, beam-hopping, and is smaller in size, consumes less power, and is lower in cost compared with the SX-3000. The beam-hopping capability is compatible with the DVB S2X standard, which is the latest revision of the industry standard for the satellite communications systems, written and led by our engineers and is based on our technology and patents. We believe of SX-3099 is the first and currently the only modem chip supporting wideband channels and beam hopping. The primary target uses of our SX-3099 modem chips include ground terminals and hubs, IFC systems and S-IoT.
As of December 31, 2021, we have sold approximately 115,000 of our satellite communications modems (S-IDU) with our SX-3000 chips and 55,000 of our SX-3099 chips.
SX-4000
The SX-4000 is a highly integrated, low-power, satellite baseband modem chip suitable for use in satellite payloads, with on-board processing, also supporting Inter-satellite Links. The chip is based on our SX-3000 and SX-3099 modem chips and is treated with a radiation hardening process to be suitable for space usage. The radiation hardening process used on the SX-4000 chip includes software features that are designed to reduce the occurrence of radiation-induced errors in the operating system. The software is also designed to identify and recover from errors caused by radiation, minimizing downtime and disconnection.
We designed our SX-4000 payload chip to meet the signal regeneration, beam-hopping and on-board processing needs of the next generation of LEO/MEO satellite constellations and high throughput GEO satellites using modern satellite architectures.
Antenna Chips — PRIME and BEAT
PRIME
The PRIME chip is a commercial digital beamforming ASIC implementing electronic steering of the beams by means of true-time delay of the electromagnetic waves received or transmitted by the antenna. Use of the digital beamforming technology allows the antenna to handle a wide bandwidth using a large number of antenna radiating elements and without beam squint. Each PRIME chip combines the radiation pattern from 32 antenna elements simultaneously, operates entirely in the digital domain and could be cascaded to any size antenna. The PRIME chip can point, track and manage multiple beams at multiple polarization angles simultaneously.
In order to address the in-orbit beamforming needs of our payload customers, we have developed a beamformer chip called PRIME 2.0. We believe that PRIME 2.0 offers the best SWaP-C digital multi-beamforming solution for satellite payloads on the market, capable of generating up to 128 simultaneous beams in any band up to Ka-band.
We believe our PRIME chips can reduce the number of LEO satellites needed in a constellation and allow for larger coverage areas than possible with conventional phased arrays.
BEAT
The BEAT chip is an RFIC that includes four independent transmit and receive channels in Ku-band, Ka-band and additional required satellite bands at any polarization. The chip includes four Power Amplifiers, four Low Noise Amplifiers and interfaces with the PRIME chip, on one side, and directly to the antenna radiating elements that transmit or receive the electromagnetic waves, on the other side.

Combining the PRIME and BEAT chips enables the construction of flat antennas or even conformal antennas at any size, and each antenna can generate multiple beams to communicate with satellites in multiple orbits at the same time. Target applications of the PRIME and BEAT chips include satellite payloads, ground user terminals, IFC and more.
Satellite Payloads
We are developing a line of satellite payload systems that can provide data throughput of many gigabits per second, are power efficient and weigh significantly less than competing solutions. The payload systems will be used in satellites providing broadband access, IoT, backhauling, mobility and other services.
Our satellite payloads are designed to consist of an OBP, our satellite ESMA powered by our PRIME 2.0 digital beamforming chip and our advanced SDR SX-4000 payload chip. Our satellite payloads are designed for LEO, MEO and GEO satellite applications and are fundamentally flexible, enabling the transmission of large amounts of data supporting the full range of satellite communications business opportunities. Our satellite payloads have a digital regenerative onboard processing capability that enables satellite interconnectivity, separate handling of communications coming from the ground and communications transmitted from the satellite to the ground, while ensuring more effective use of the communication bandwidth, improving system performance. Our payload chips also support transparent modes used in more classic satellite systems.
Operators using our payload technology can actively move satellite beams to direct services to customers on the ground, improving satellite efficiency and increasing the number of users served, leading to a substantial opportunity for enhanced service and operator profitability. Additionally, the on-board processing enables more efficient use of bandwidth and a significant improvement in system spectral efficiency, reducing the number of ground gateways required, which could lead to a substantial reduction in operator ground segment costs.
Satellite payloads must be engineered to meet the specifications of a specific satellite and the mission for which it is destined. We are nearing completion of our prototype payload, sponsored by ESA, for OneWeb’s initial second-generation demonstrator LEO launch, which we expect to be ready for delivery to the customer in mid-2022.
User Terminals, Modems and Antennas
User Terminals
User terminals consist of a modem and an antenna. The following is a description of our user terminal products, both current and under development.
Aero/IFC terminals.   Our Aero/IFC terminal, which we anticipate will be ready for customer demonstrations by the end of 2022, is designed to provide online broadband connectivity via multiple satellites to simultaneously support hundreds of passengers in commercial and private flights with high performance communication. We intend to offer a commercial Aero/IFC terminal, which is targeted at airlines operating narrow-body (single-aisle) aircrafts or wide-body (double-aisle) aircrafts, and a compact-sized terminal made to service business jets. Our commercial Aero/IFC terminals, as well as all other satellite antenna systems for commercial aircraft applications, will be offered exclusively in the commercial aviation market through our Jet Talk joint venture with STE. In furtherance of his arrangement, we have granted an exclusive, royalty-free, worldwide, perpetual, non-transferable, irrevocable license to certain of our intellectual property to Jet Talk for this purpose. We have two contracts with Jet Talk, both related to the development of an Aero/IFC satellite communications terminal for commercial aircraft. Jet Talk pays for our development services associated with these contracts with the proceeds of a $20.0 million investment by our joint venture partner, STE.
Our Aero/IFC terminal is designed to be fully electronic, with no moving parts, designed for high reliability, low maintenance and fast, simple installation. Our Aero/IFC terminal is equipped with our beamforming technology and is designed to enable seamless communication with multiple LEO, MEO and/or GEO satellites to provide “home-like” broadband connectivity and streaming capabilities to passengers.

Our Aero/IFC terminal includes an embedded modem, based on our SX-3099 chip. The modem is digitally interfaced with receive and transmit antenna arrays for high-performance data communication and is combined with a programmable SDR.
Ground Terminals.   We offer or are developing a family of ground terminals to address a broad number of market verticals such as S-IoT (e.g., fleet management, smart farming, oil and gas, etc.), fixed (e.g., direct-to-home, etc.) and mobile (e.g., public transport, maritime, etc.) broadband applications.
The Diamond S-IoT, now on offer, uses standard Ku-band and is compact, has low power consumption and is easy to install. The Diamond terminal uses small amounts of Ku-band frequency, enabling low operating costs and is available everywhere via a network of existing reliable satellite network operators. This S-IoT terminal provides mainly enterprise users with efficiently-priced messaging functionality for applications such as logistics, asset tracking, remote sensor data transmission and more.
We are also developing a direct-to-home broadband user terminal in connection with our ESA-sponsored project with OneWeb, which is designed as a low-cost user terminal variant that we believe can be the lowest-cost ESMA on the market, providing large data transfer rates and low latency via LEO constellation operators. We expect that this user terminal will be capable of delivering speeds greater than 100 Mbps at a very competitive price point.
Further, we are developing a COTM user terminal capable of delivering broadband Internet capacity to vehicles, serving markets such as public transportation and emergency services. We expect our COTM terminal prototypes to be available for customer demonstrations by the end of 2022. The first generation terminal will be based on Ku-band, and will benefit from the very competitive SWaP-C resulting from our capable chip set.
Hubs and Gateways.   We offer our Shepherd managed communications system, known as a hub, which serves as a smart satellite resource manager that uses a common forward channel to transmit data and allow our customers to monitor and manage advanced terminals in their networks. We also offer gateway modem products based on our SX-3099 modem chips, supporting high-capacity links and beam-hopping with reduced power consumption and cell size.
Modems
The following is a description of our modem products, both current and under development.
We have developed our modems based on our proprietary SX-3000 and SX-3099 VSAT chips, a part of our ASIC technology and one of the base building blocks for all our terminal products. We produce modem modules designed to bring the fastest performance available today in a compact form factor and with low power. All of our modems are designed for easy integration with our customers’ hardware and software solutions and are available for a variety of applications. Our modems are designed to natively support the entire DVC-RCS2 / DVB-S2X industry standards, as well as a complete SDR for any other waveform, to ensure maximum flexibility and relevance to our customer base.
Terminal on Module (ToM).   We believe our ToM modem, which is now available for sale, is among the most sophisticated satellite core modules available today, and is designed to bring the fastest performance available in an ultra-small-scale footprint with low power utilization. Our ToM is designed to help our customers shorten their design cycle and quickly deliver products to market. The SX-3099 based ToM can be used to design a wide variety of indoor and outdoor systems, integrating a satellite modem function. ToM is designed with multiple interfaces for the design of applications that directly interface to an external RF front-end or ESMA.
We have recently begun to offer our ToM modems based on our SX-3099 chips and are in the process of engineering models of our SX-3099-based ToM modems for certain customers, selling 55,000 SX-3099 units through December 31, 2021.
S-IDU.   The S-IDU, our first product to market, is a VSAT modem enabling satellite communications based on our SDR modem chips. The unit, which is marketed mainly to enterprise users of satellite communications services, provides base VSAT capabilities with advanced features for end-user enterprises and satellite communications service providers, and is designed to provide a complete communication solution. Satellite communications service providers can port their existing software stack to our S-IDU to benefit from affordable and advanced features.
The S-IDU is based on a SDR approach and supports the latest DVB-S2X and DVB-RCS2 standards. It is also designed to support beam-hopping, enabling migration to the next generation of satellite systems.
To date, we have sold over 115,000 units of our S-IDU modems based on our SX-3000 chip.
Antennas
Our ESMA is designed for fixed and mobile applications and is able to receive from, and transmit data to, existing Ku-band LEO, MEO and GEO satellites. The ESMA is based on our developed family of PRIME and BEAT antenna chips. The basic unit of the ESMA is comprised of one PRIME chip and multiple BEAT chips. The units are then integrated into an antenna module of 32 radiating elements, which are then cascaded into anywhere from 64 to thousands of antenna elements and can serve various applications, including as a building block for larger sized antennas or Aero/IFC systems.
We are currently developing an ESMA with a new RFIC to receive data from and transmit data to Ka-band LEO, MEO and GEO satellites. Our ESMA can handle a number of beams and can switch between LEO, MEO and GEO satellites in microseconds. ESMA supports acquisition and tracking capabilities from multiple beams at multiple polarizations and can be integrated with our SDR modem chip to provide a full terminal solution or with the SX-4000 chip to provide a full satellite payload solution. The ESMA can also be integrated with external modems produced by other vendors to operate on their own ecosystems.
Manufacturing and Raw Materials
We are a fabless chip manufacturer, and as such we manufacture our chips under contract with a fab manufacturer. After the manufacturing stage, the chips are then cut, packaged and tested by service providers that we have arrangements with for each of our chip lines. Additionally, we have a relationship with a leading supplier of software development tools to support the design, development, simulation and verification of new chip enhancements.
We currently rely on a small number of third parties for a substantial amount of our chip manufacturing and system assembly operations, and for electronic components and chip development software. Currently, the majority of our chips are supplied by a single foundry, GlobalFoundries, on a purchase order-by-purchase order basis and we purchase chip development software and software libraries from a limited number of providers, such as Cadence Design Systems, Inc. and Siemens. We currently do not have long term supply contracts with most of our other third party vendors, and we negotiate pricing with our main vendors on a purchase order-by-purchase order basis. The majority of our chips are designed to be compatible with the manufacturing processes and equipment employed by GlobalFoundries and switching to a new foundry vendor for these chips may require significant cost and time. Additionally, we may establish additional foundry and other vendor relationships as such arrangements become economically useful or technically necessary.
For our communications systems, which consist primarily of a printed circuit board (“PCB”), chips and other electronic components, we have arrangements with third-party manufacturers to produce our PCBs, and we source electronic components and other parts that comprise the non-chip components of our systems from a variety of suppliers. Additionally, we outsource the assembly of our systems to third-party service providers. While most of the electronic components used for our communications systems are commoditized, the subassemblies and other necessary services for the production of our communications systems are obtained from a limited group of suppliers. If one or more of these vendors terminates its relationship with us, or if they fail to produce and deliver our products or provide services according to our requested demands in specification, quantity, cost and time, our ability to ship our chips or satellite communication systems to our customers on time and in the quantity required could be adversely affected, which in turn could cause an unanticipated decline in our sales and damage our customer relationships. See “Risk Factors — Risks Related to SatixFy’s Business, Operations and Industry — We rely on third parties for manufacturing of our chips and other satellite communications system components. We do not have long-term supply contracts with our foundry or most of our third-party manufacturing vendors, and they may not allocate sufficient capacity to us at reasonable prices to meet future demands for our solutions” and “Risk Factors — Risks Related to SatixFy’s Business, Operations and Industry — We rely on a third-party vendor to supply chip development software to us for the development of our new chips and satellite communications systems, and we may be unable to obtain the tools necessary to develop or enhance new or existing chips or satellite communications products.”
Our engineers work closely with our contractors to increase yield, lower manufacturing costs and improve product quality. Our production objective is to produce systems that conform to customer and industry specifications at a competitive production and customer cost. To achieve this objective, we primarily utilize a range of sub-contractors that are selected based on the production volumes and complexity of the product.
The current global shortage in semiconductor and electronic components, resulting mainly from macro trends such as strong demand for 5G devices and high performance computing, as well as the impact of the COVID-19 pandemic, has resulted in disruptions in our supply chain and in the operations of our suppliers and customers. These disruptions have resulted in disruptions and delays in our development work and in delays in delivering our systems and products. In response to these challenges, we have implemented mitigation strategies, such as procurement planning, purchasing widely-available components based on regularly updated assessments of demand, while seeking longer-term supplier relationships and higher volume, longer-term orders for scarce components and materials.
Sales and Marketing
Sales
Our experienced executives lead our sales activities and are responsible for our overall market and business development. Our sales cycle is long and usually lasts between one-to-two years from identifying potential customer needs, defining product specification and proof of concept to production of our final product in large numbers. We have three dedicated global sales teams, one based out of Israel and two based out of the UK, each of which is specialized in one or more of our key targeted markets.
Our engineers interact with customers during all stages of design and production, maintain regular contact with customer engineers and provide technical support. We maintain close relationships with our customers and provide them with post-sale technical support until the stage in which the customer assumes full responsibility for such product’s support.
Marketing
Our marketing strategy is focused on promoting brand awareness through differentiated positioning, messaging and pronounced leadership. We achieve this by communicating our product advantages and business benefits and promoting our brand.
Our marketing team focuses on increasing the awareness of the SatixFy brand through public relations, advertising, trade show participation and conference speaking engagements that inform the market on our current systems. Our marketing efforts include identifying and sizing new market opportunities for our systems, creating awareness of our company and systems, and generating contacts and leads within these targeted markets.
In addition, in connection with our Jet Talk joint venture, which has the exclusive right to sell our Aero/IFC terminals to the commercial aviation market, we expect to benefit from STE’s marketing resources and experience in the aerospace industry.
Our Customers and Potential Revenue Pipeline
We design, develop, produce and market our modem and antenna chips and our systems to leading international companies such as operators of LEO, MEO and GEO communication satellites, manufacturers in the fields of Aero/ IFC systems and satellite communications systems’ manufacturers.

The structure of our contracts with customers varies based on the needs and preferences of our individual customers. For example, while we may enter into agreements with some customers that cover the whole life cycle of a project, from the definition of requirements to the development and delivery of a system, at the outset of the engagement, other customers may prefer a phased approach, placing a contract with us for an initial product demonstration, followed by a second phase for the delivery of a commercial-ready product. Accordingly, the length and nature of our contracts vary across our customer base.
We are focused on attracting new customers and expanding our relationships and revenue with existing customers, which we believe will be driven by our ability to continue to improve our technologies and systems that make our offerings compatible with the latest advances in satellite-enabled communication. We actively track our customer relationships, including by monitoring progress under our committed contracts and our prospective customer relationships. While our contracts are typically terminable by us or our customers upon prior notice, once our tailor-made systems are embedded in a customer’s satellite constellation or communication infrastructure, the costs of switching to a different provider could often be substantial.
A significant portion of our net revenue has historically been generated by a limited number of customers. Our three largest customers accounted for, in the aggregate, approximately    % and 97% of our total revenue for the years ended December 31, 2021 and December 31, 2020, respectively. As of December 31, 2021, we had binding contracts with      customers under which we recorded revenues in 2021 or expect to record future revenues. See “Risk Factors — Risks Related to SatixFy’s Business, Operations and Industry — We generate a significant percentage of our revenue from certain key customers, and anticipate this concentration will continue for the foreseeable future, and the loss of one or more of our key customers could negatively affect our business and operating results.”
Backlog and Potential Revenue Pipeline
As of December 31, 2021, we had signed revenue contracts representing backlog of approximately $46 million. Our backlog consists of estimated revenue pursuant to customer orders and signed contracts. Our customer orders may be terminated under certain circumstances, including if we fail to meet delivery deadlines or otherwise breach our contracts, and most of our customer contracts are terminable upon prior notice to us, without penalty. There is no assurance that we will be able to expand our customer relationships, and therefore our backlog, or that our backlog will translate into revenue or cash flows.
We actively seek to develop and win new business and, as of December 31, 2021, we had an estimated potential revenue pipeline through the end of 2024 worth approximately $129 million (in addition to our backlog described above) based on potential contracts. Our revenue pipeline reflects the estimated revenue opportunity, calculated based on historical experience and management’s estimates, from potential customer contracts that are under negotiation or in early discussion. We can offer no assurances that such negotiations or discussions will result in a signed contract or any revenue.
Research and Development
As of December 31, 2021, we had a team of over 180 engineers supporting our mission to innovate the satellite communications industry, including hardware and software engineers (50), VLSI engineers (50), product and antenna engineers (60), and algorithms, system engineers and satellite payload engineers (20). Continued investment in research and development is critical to our business.
Our R&D efforts focus primarily on developing new chips, systems and technologies, as well as improving our existing systems with additional innovative features and functionality. For example, based on our SX-3099 chip, we developed the SX-4000 chip to be used in space by applying a radiation hardening process. The development of modem and antenna chips requires us to improve the performance, size, power consumption, product roadmap, resilience and cost of our chips. We combine technologies, such as beamforming, beam-hopping and silicon development processes with our proprietary design methods, intellectual property and our expertise to develop new technologies and advanced systems.
Our research and development expenses were $      million and $30.9 million in 2021 and 2020, respectively, before the deduction of R&D grants. Since we commenced operations in 2012, we have invested over $180 million in R&D. We conduct our R&D across centers in Israel, the United Kingdom and

Bulgaria. By spreading our research and development team across multiple locations, we increase our access to highly skilled engineering talent, which we believe provides us with opportunities for evolution and growth.
We have received significant research and development funding from ESA, with the support of the UKSA, through its ARTES program since establishing and growing a presence in the UK in 2016. We have won multiple contracts with ESA, including as a subcontractor to leading satellite communications companies, and through December 31, 2021 have obtained over $70 million in grants from the ESA and $6.1 million in other forms of funding from the Israeli Innovation Authority. These development contracts span the full range of our product portfolio, including our PRIME, BEAT, S-IoT terminal, SX-3099, SX-4000 payload, Ka-band Aero/IFC terminal and the development of OneWeb’s Gen2 consumer user terminal and payload prototype currently contracted for delivery in 2022. In connection with the ESA grants, which are intended to fund 50%-75% of the cost of development and manufacturing of the integrated chip sets and the communications systems, our agreement stipulates that the resulting intellectual property will be available to ESA on a free, worldwide license for its own requirements. In addition, ESA can require us to license the intellectual property to certain bodies that are part of specified ESA programs, for ESA’s own requirements on acceptable commercial terms, and can also require us to license the intellectual property to any other third party for purposes other than ESA’s requirements, subject to our approval that such other purposes do not contradict our commercial interests.
Competition
The satellite communications industry is competitive and characterized by rapid advances in technology, new product introductions, high levels of investment in R&D and high costs associated with generating marketable systems. Our competitiveness depends on our ability to develop and launch systems superior in performance and SWaP-C than our competitors and our ability to anticipate and adjust to changes in our customers’ requirements. The competition in the satellite communications market focuses primarily on performance, size, power consumption, product roadmap resilience and cost. We believe that we compete favorably as measured against these criteria. Our customers’ selection process is highly competitive, and there are no guarantees that our systems will be included in the next generation of our customers’ systems.
We compete with many major chip and satellite communications system manufacturers that currently, or may in the future, develop satellite-specific communication technology, as well as smaller niche companies that produce systems or chips that compete with our individual offerings on a product-by-product basis. Additionally, in the future we may compete with telecommunication-based connectivity providers as 5G broadband coverage increases. We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality, and sales and technical support. In particular, standard systems may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated systems.
Many of our current and potential competitors have existing customer relationships, established patents and other intellectual property, and substantial technological capabilities. In some cases, our competitors are also our customers or suppliers. Additionally, many of our competitors may have significantly greater financial, technical, manufacturing and marketing resources than we do, which may allow them to implement new technologies and develop new systems more quickly than we can. For further information, see “Risk Factors — Risks Related to SatixFy’s Business, Operations and Industry — We operate in a highly competitive industry and may be unsuccessful in effectively competing in the future.”
Intellectual Property
We seek to establish and maintain our intellectual property and proprietary rights in our technology and systems through a combination of patent, trademark, copyright and trade secret laws, as well as contractual rights and confidentiality obligations. We seek to maintain the confidentiality of our trade secrets and confidential information through nondisclosure policies, the use of appropriate confidentiality agreements and other security measures. We have registered a number of patents worldwide and have a number of patent applications pending determination, including provisional patent applications for which we are considering whether to file a non-provisional patent application.

As of March 8, 2022, we owned approximately 30 issued patents and 45 pending patent applications, including provisional and Patent Cooperation Treaty applications, across the United States, the United Kingdom, Europe, China and Israel. Our issued patents and pending patent applications cover, among other things, our satellite communications systems, ESMA technology, beam-hopping, satellite payload technology and a broad array of applications from aero mechanics and cooling to mechanical design, digital design and software verification.
There can be no assurance that our patent rights can be successfully enforced against competitive systems in any particular jurisdiction. Although we believe the protection afforded by our intellectual property portfolio (including our patents and trade secrets) and confidentiality agreements has value, the rapidly changing technology in the satellite communications industry and uncertainties in the legal process make our future success dependent primarily on the innovative skills, technological expertise and management abilities of our personnel, rather than on the protections afforded by our intellectual property portfolio and contractual rights. Accordingly, while these legal protections are important, they must be supported by other factors, such as the expanding knowledge, ability and experience of our personnel and the continued development of new systems and product enhancements.
Certain of our systems include software or other intellectual property licensed from third parties. While it may be necessary in the future to seek new licenses or to renew existing licenses relating to various elements of the technology we use to develop these systems or our future systems, we believe, based upon past experience and standard industry practice, that such licenses generally could be obtained on commercially reasonable terms. Nonetheless, there can be no assurance that such licenses would be available on commercially reasonable terms, if at all.
The industries in which we compete are characterized by rapidly changing technologies, a large number of patents, and claims and related litigation regarding patent and other intellectual property rights. We cannot ensure that our patents and other intellectual property and proprietary rights will not be challenged, invalidated or circumvented, that others will not assert that we have infringed, misappropriated or otherwise violated their intellectual property rights, or that our rights will give us a competitive advantage. In addition, the laws of some foreign countries may not adequately protect our systems or intellectual property or proprietary rights.
For further information, see “Risk Factors — Risks Related to Intellectual Property, Information Technology, Data Privacy and Cybersecurity.”
Grants from the Israel Innovation Authority
We have received grants, in an aggregate amount of $6.1 million, from the government of Israel through the IIA for the financing of our research and development expenditures in Israel. As recipients of grants we are subject to certain obligations and restrictions under the Innovation Law, including the following:
Royalty payment obligations:   We are obligated to pay the IIA royalties from the revenues generated from the sale of products (and related services) developed, directly or indirectly, as a result of the Approved Programs, or deriving therefrom, at rates which are determined under the Innovation Law (currently a yearly rate of between 3% to 5% on sales of products or services developed under the Approved Programs), up to the aggregate amount of the total grants received by the IIA, plus annual interest based on the 12-month LIBOR.
Reporting obligations:   We are subject to periodic and event-based reporting obligations, and, among other requirements, must report to the IIA regarding any change of control in Satixfy or regarding any change in the holding of the means of control of Satixfy which results in any non-Israeli citizen or entity becoming an “interested party”, as defined in the Innovation Law, in the company. In the latter case, the non-Israeli citizen or entity will also be required to execute an undertaking, in a form prescribed by IIA, acknowledging the restrictions imposed by the Innovation Law and agreeing to abide by its terms.
IIA Funded Know-How transfer restrictions:    IIA Funded Know-How may not be transferred outside of Israel except under limited circumstances, and only with the approval of the IIA and in certain circumstances, subject to the payment to the IIA of a redemption fee calculated in accordance with the Innovation Law (generally capped at six times the grants received (dollar linked) plus interest). A “transfer”

for the purpose of the Innovation Law means a sale of the IIA Funded Know-How or any other transaction which in essence constitutes a transfer of such know-how (for example, grant of an exclusive license to a non-Israeli entity for R&D purposes which precludes the grant recipient from further using the IIA Funded Know-How). The calculation of the amount due to the IIA in the event of the transfer of IIA Funded Know-How outside of Israel will take into consideration the amounts received from the IIA, the royalties that have already paid to the IIA, the amount of time that has elapsed between the date on which the IIA Funded Know-How was transferred and the date on which the IIA grants were received, the sale price and the form of transaction. Upon payment of such redemption fee, the IIA Funded Know-How and the manufacturing rights of the products supported by such IIA funding cease to be subject to the Innovation Law. An IIA grant recipient may transfer IIA Funded Know-How to another Israeli entity subject to the IIA’s prior approval. Such transfer will not be subject to the payment of a redemption fee but the grant recipient will be required to pay royalties to the IIA from the proceeds of such transaction as part of the royalty payment obligation.
Local manufacturing obligations:   Products developed using the IIA grants must, as a general matter, be manufactured in Israel. The IIA grant recipient is prohibited from manufacturing products developed with IIA grants outside of the State of Israel without receiving prior approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which only requires submitting a notice following which the IIA has a right, within 30 days following the receipt of such notice, to deny the transfer of manufacturing). If approval to manufacture products developed with IIA grants outside of Israel is received, the grant recipient will be generally required to pay increased royalties to the IIA, up to 300% of the grant amount plus interest at annual rate, depending on the manufacturing volume that is performed outside of Israel. The grant recipient may also be subject to an accelerated royalty repayment rate as defined under the Innovation Law. The grant recipient also has the option to declare in its original IIA grant application its intention to perform a portion of the manufacturing capacity outside of Israel, thus avoiding the need to obtain additional approval and to pay the increased royalty amount. The company has declared in all of its IIA grant applications its intention to perform between 70% – 95% of the manufacturing capacity outside of Israel. This requires the payment of royalties at an accelerated rate.
IIA Funded Know-How license restrictions:   The grant of a license to use the IIA Funded Know-How (which does not amount to a “transfer”) to a non-Israeli licensee is subject to the IIA’s prior approval and the payment of license fees calculated in accordance with the Innovation Law (such fee shall be no less than the amount of the IIA grants received (plus annual interest), and no more than six times the grants received (dollar linked) plus interest and will generally be due only upon the receipt of the license fee from the licensee).
For further information, see “Risk Factors — Risks Related to Litigation, Laws and Regulation and Governmental Matters.”
Human Capital
As of December 31, 2021, we had approximately 210 full-time employees, primarily based in Israel, the United Kingdom and Bulgaria, of whom more than 180 are engineers focused on the development of Very Large Scale Integration (VLSI), hardware, software, algorithms, satellite payloads and communications systems. Our team draws from a broad spectrum of backgrounds and experiences and we seek to foster an entrepreneurial culture so that we may remain focused and innovative. We believe our culture, and the personal and professional development opportunities we offer, helps us to attract and retain talented engineers, including those who bring prior experience from national and multi-national space agencies and leading companies in the satellite communications sector.
Facilities
Our corporate headquarters is located in Rehovot, Israel, which also serves as VLSI R&D and Operations Center. We also have two design centers in the United Kingdom, one design center in Bulgaria and one center in the United States. The two UK locations serve as R&D and operations centers for our hardware, software and payload engineers and test teams, and the Bulgaria center is where we employ our antenna development team.

We lease all of our facilities. Our headquarters facility lease expires in 2023. We believe our facilities are sufficient to meet our current needs and anticipate that suitable additional space will be readily available to accommodate any foreseeable expansion of our operations.
Legal Proceedings
We are presently involved in a proceeding brought by certain plaintiffs, who purport to be stockholders of SatixFy, that have filed two suits, in an Israeli court in Tel Aviv, against SatixFy, Satixfy Limited, Yoel Gat, Doron Rainish, Yair Shamir and Yoav Leibovitch, arguing that plaintiffs are entitled to an aggregate of two million SatixFy ordinary shares, and seeking, among other things, an order enjoining the defendants from executing any transaction, including the Business Combination, or taking any other action that could harm plaintiffs’ rights as shareholders to the extent it does not affect all shareholders equally. The plaintiffs base their claims on their prior ownership stakes in Satixfy Limited, a company incorporated in Hong Kong, whose business was assigned to SatixFy in exchange for the issuance of identical holdings in SatixFy, except for certain shares placed in trust for the benefit of certain service providers (including the plaintiffs) subject to a future arrangement regarding their actual ownership. Plaintiffs maintain that they were entitled to direct holdings in SatixFy. SatixFy intends to vigorously contest the plaintiffs’ claims. SatixFy has issued and placed in trust sufficient shares to provide for the plaintiffs’ alleged stakes in SatixFy if the plaintiffs prevail on the merits and, accordingly, believes that the plaintiffs’ request for injunctive relief is moot, and that these proceedings will not have a material impact on SatixFy.
From time to time, we may be subject to other legal proceedings and claims in the ordinary course of business. We are not currently a party to any litigation, except as described above. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Regulatory Environment
Our customers are subject to certain laws and regulations with regard to the performance of their communications systems. Therefore, our systems must comply with their applicable requirements. We are subject to export control laws and regulations, and trade and economic sanctions laws and regulations, with respect to the export of such systems and equipment. For further information, see “Risk Factors — Risks Related to Litigation, Laws and Regulation and Governmental Matters.”
Product Testing and Verification
Certain equipment and systems manufactured by our customers must comply with applicable technical requirements intended to minimize radio interference to other communication services and ensure product safety. In the United States, the Federal Communications Commission is responsible for ensuring that communication devices comply with technical requirements for minimizing radio interference and human exposure to radio emissions. Other regulators, mainly in our European markets, perform similar functions of publishing and enforcing their own requirements. These requirements flow down as technical requirements from our customers to the technical specifications of our systems with which we must comply. The systems we deliver to our customers are tested either by us or by a private testing organization to ensure compliance with all applicable technical requirements, and such testing is backed up with a compliance certification as part of the delivery process.
Export Controls
Due to the nature and classification of our communications systems, we must comply with applicable export control regulations in the countries from which we export our systems. These regulations often require obtaining export licenses from local governments for the export of our systems, which could increase our costs. Failure to comply with these regulations could result in substantial harm to the company, including fines, penalties and the forfeiture of future rights to sell or export these systems.
Data Privacy and Cybersecurity
In the ordinary course of our business, we collect, use, transfer, store, maintain and otherwise process certain sensitive and other personal information regarding our employees, customers and service providers that is subject to complex and evolving laws, regulations, rules, and standards regarding data privacy and cybersecurity. Internationally, many jurisdictions have established their own data privacy and cybersecurity legal frameworks with which we may need to comply. For example, the European Union has adopted the General Data Protection Regulation (“GDPR”), which requires covered businesses to comply with rules regarding the processing of personal data, including its use, protection and the ability of persons whose personal data is processed to access, to correct or delete personal data about themselves. Failure to meet GDPR requirements could result in penalties of up to 4% of annual worldwide turnover or EUR 20 million (UK£17.5 million) (whichever is the greater). Additionally, the U.K. General Data Protection Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law) went into effect following Brexit. Further, the GDPR and the U.K. GDPR include certain limitations and stringent obligations with respect to the transfer of personal data from the EU and the U.K. to certain third countries (including the United States).
At the U.S. federal level, we are subject to the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to data privacy and cybersecurity. Moreover, the United States Congress has recently considered, and is currently considering, various proposals for more comprehensive data privacy and cybersecurity legislation, to which we may be subject if passed. Data privacy and cybersecurity are also areas of increasing state legislative focus and we are, or may in the future become, subject to various state laws and regulations regarding data privacy and cybersecurity. For example, the California Consumer Protection Act of 2018 (the “CCPA”), which became effective on January 1, 2020, applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CCPA gives California residents certain rights with respect to personal information collected about them. Further, effective in most material respects starting on January 1, 2023, the California Privacy Rights Act (“CPRA”) (which was passed via a ballot initiative as part of the November 2020 election) will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. Other states where we do business, or may in the future do business, or from which we otherwise collect, or may in the future otherwise collect, personal information of residents have adopted or are considering adopting similar laws. Laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.
Any failure or perceived or inadvertent failure by us to comply with existing or new laws, regulations, rules, and standards regarding data privacy or cybersecurity could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our products, and ultimately result in the imposition of liability. For further information, see “Risk Factors — We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which can increase the cost of doing business, compliance risks and potential liability.”

EDNCU’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of EDNCU’s financial condition and results of operations should be read in conjunction with EDNCU’s financial statements and notes to those statements included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see “Cautionary Statement Regarding Forward-Looking Statements; Market, Ranking and Other Industry Data.” EDNCU’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk Factors” and elsewhere in this proxy statement/prospectus. References in this section to “we,” “us,” “our,” and “the Company” are intended to mean the business and operations of Endurance Acquisition Corp.
Overview
We are a blank check company incorporated as a Cayman Islands exempted company on April 23, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to as a Business Combination. We completed the EDNCU IPO on September 17, 2021, which is described below under “Liquidity and Capital Resources.”
While we may pursue an initial business combination target in any industry, we intend to focus our search on companies that meet our acquisition target characteristics within the space and wireless technologies industries, specifically sectors that support data infrastructure, data analytics and big data. Sectors that are reflective of these themes include Platforms and Sensors, Mobile Communications, Internet of Things and AI and Big Data Analytics sectors, which we refer to collectively as our target sectors. We believe there are dozens of companies within our target sectors that could benefit from access to the public markets, fit our investment criteria and could benefit from our management team’s global relationships and decades of sector expertise.
Since completing the EDNCU IPO, we have reviewed, and continue to review, a number of opportunities to enter into a business combination with an operating business, but we are not able to determine at this time whether we will complete a business combination with any of the target businesses that we have reviewed or with any other target business. We intend to effectuate a business combination using cash from the proceeds of the EDNCU IPO and the sale of the EDNCU Private Warrants, our shares, debt, or a combination of cash, shares and debt.
Results of Operations
For the period from April 23, 2021 (inception) through December 31, 2021, we had a net income of $961,743 which consists of unrealized gain from change in fair value of warrant liabilities of $41,845 and interest income of $7,683, offset by formation and operating costs of $366,397 and transaction costs allocated to warrant liabilities of $1,821,244.
Our business activities during the year consisted primarily of organizational activities and those necessary to prepare for and complete the EDNCU IPO and, subsequent to the EDNCU IPO, identifying and evaluating prospective acquisition candidates for a business combination. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination.
We do not expect to generate any operating revenues until after the completion of our business combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence and other expenses in connection with searching for a target and completing a business combination.
Liquidity and Capital Resources
As of December 31, 2021, we had $510,165 in our operating bank account, and a working capital deficit of $(419,896).

For the period from April 23, 2021 (Inception) through December 31, 2021, cash used in operating activities was $1,544,883.
Our liquidity needs up to the completion of the EDNCU IPO on September 17, 2021 had been satisfied through a payment from our Sponsor of $25,000 for 5,750,000 Founder Shares (750,000 Founder Shares were forfeited on October 29, 2021) and the loan under an unsecured promissory note from the Sponsor of $148,372. The promissory note was fully repaid as of September 17, 2021.
On September 17, 2021, we consummated the EDNCU IPO of 20,000,000 EDNCU Units. The EDNCU Units were sold at a price of $10.00 per unit, generating aggregate gross proceeds of $200,000,000. Simultaneously with the closing of the EDNCU IPO, we consummated the sale of 7,630,000 EDNCU Private Warrants to the Sponsor and Cantor, one of the underwriters for the EDNCU IPO. The EDNCU Private Warrants were sold at a price of $1.00 per warrant, generating aggregate gross proceeds of $7,630,000.
Following the EDNCU IPO and the sale of the EDNCU Private Warrants, a total of $201,000,000 of the net proceeds from the sale of the EDNCU Units and the EDNCU Private Warrants was deposited in the Trust Account. Transaction costs of the EDNCU IPO amounted to $13,810,289 consisting of $4,000,000 of underwriting discounts and commissions, $9,000,000 of deferred underwriting discounts commissions and $810,289 of other cash offering costs, including $148,372 in repayment of the unsecured promissory note to our Sponsor. In addition, as of December 31, 2021, $510,165 of cash was held outside of the Trust Account and is available for working capital purposes. The funds in the Trust Account are invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries.
We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, which interest shall be net of taxes payable and excluding deferred underwriting commissions, to complete our business combination. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the Trust Account. We expect the interest earned on the amount in the Trust Account will be sufficient to pay our taxes. We expect the only taxes payable by us out of the funds in the Trust Account will be income and franchise taxes, if any. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete our business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
We have used the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a business combination, and to pay taxes to the extent the interest earned on the Trust Account is not sufficient to pay our taxes.
In order to fund working capital deficiencies or finance transaction costs in connection with an intended business combination, our Sponsor or an affiliate of our Sponsor or certain of our directors and officers may, but are not obligated to, loan us funds as may be required. If we complete our business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. Otherwise, such loans may be repaid only out of funds held outside the Trust Account. In the event that our business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the EDNCU Private Warrants issued to our Sponsor and Cantor. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor or certain of our directors and officers as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account. As of December 31, 2021, there were no amounts outstanding under any such working capital loans.

If our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our EDNCU Public Shares upon completion of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination.
Going Concern
As of December 31, 2021, the Company has neither engaged in any operations nor generated any revenues to date. The Company’s only activities since inception have been organizational activities and those necessary to prepare for the EDNCU IPO. Following the EDNCU IPO, the Company will not generate any operating revenues until after completion of its initial business combination. The Company has generated non-operating income in the form of interest income earned on the Trust Account balance in the amount of $7,683 which cannot used for working capital.
The Company expects to incur increased expenses since becoming a public company (for legal, financial reporting, accounting and auditing compliance), as well as expenses as it conducts due diligence on prospective business combination candidates. The Company’s Sponsor, or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (see Note 5 to EDNCU’s financial statements included elsewhere in this proxy statement/prospectus).
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until March 17, 2023 to consummate the proposed business combination. It is uncertain that the Company will be able to consummate the proposed business combination by this time. If a business combination is not consummated by March 17, 2023, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after March 17, 2023. The Company intends to complete the proposed business combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any business combination by March 17, 2023.
Based upon the above analysis, management determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.
Off-Balance Sheet Financing Arrangements
We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual Obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of our Sponsor a monthly fee of $10,000 for office space, administrative and support services, provided to the Company. We began incurring these fees on September 15, 2021 and will continue to incur these fees monthly until the earlier of the completion of a business combination and the Company’s liquidation.

Pursuant to the Underwriting Side Letter, the underwriters are entitled to a deferred discount of $6,150,00 in the aggregate. However, in the event that the Proceeds involved in the Business Combination are in excess of $40,000,000 and less than or equal to $100,000,000, the deferred discount shall be increased by up to an additional $2,850,000 and up to $9,000,000 in the aggregate. The deferred discount will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.
In connection with the Business Combination Agreement, the Company and SatixFy entered into a variety of different advisory arrangements with investments banks including Cantor, Truist Securities and Barclays Capital Inc. (“Barclays”). Pursuant to the placement agent engagement letter between Cantor, SatixFy and the Company, $3.5 million will be payable by SatixFy upon consummation of the Business Combination. Pursuant to the financial advisor engagement letter between Truist Securities and the Company, $2.855 million will be payable by the Company upon consummation of the Business Combination, and up to an additional $2.145 million will be payable depending on the amount of Proceeds involved in the Business Combination. Pursuant to the financial advisor engagement letter between Barclays and SatixFy, $7.5 million will be payable by SatixFy upon consummation of the Business Combination, and up to an additional $3.5 million will be payable depending on the amount of Proceeds involved in the Business Combination. Pursuant to the placement agent engagement letter between Barclays, SatixFy and the Company, no fees will be payable by the Company upon consummation of the Business Combination. Upon the consummation of the Business Combination, the Company would be a wholly owned subsidiary of SatixFy and any such obligations of the Company would be assumed by SatixFy on a consolidated basis. In the event that the Business Combination is not consummated, the only obligations of SatixFy and/or the Company will be the reimbursement of certain expenses.
Critical Accounting Policies
Warrant Liability
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with the Financial Accounting Standards Board’s (“FASB”) ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.
FASB ASC 470-20, Debt with Conversion and Other Options addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate EDNCU IPO proceeds from the EDNCU Units between EDNCU Class A ordinary shares and EDNCU warrants, using the residual method by allocating EDNCU IPO proceeds first to fair value of the EDNCU warrants and then the EDNCU Class A ordinary shares.
The Company accounts for the EDNCU Private Warrants as warrant liabilities due to certain features contained in the warrant agreements that give rise to liability treatment. The EDNCU Public Warrants are treated as equity as they do not meet the definition of a warrant liability.
Net Loss Per Share
The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. The 17,630,000 potential ordinary shares for outstanding warrants to purchase the Company’s shares were excluded from diluted earnings per share for the period from April 23, 2021 (inception) through December 31, 2021 because the warrants are contingently exercisable, and the contingencies have not yet been met. As a result, diluted net income per ordinary shares is the same as basic net income per ordinary shares for the periods.
Ordinary Shares Subject to Possible Redemption
The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The EDNCU Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. As a result of recent guidance to Special Purpose Acquisition Companies by the SEC regarding redeemable equity instruments, the Company revisited its application of ASC 480-10-S99 on the Company’s financial statements. Subsequent to the re-evaluation, the Company’s management concluded that all of the EDNCU Public Shares should be classified as temporary equity. Accordingly, 20,000,000 EDNCU Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.
Recent Accounting Standards
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

SATIXFY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with SatixFy’s consolidated financial statements and the related notes thereto appearing elsewhere in this proxy statement/prospectus and the unaudited pro forma condensed combined financial information as of and for the year ended December 31, 2021 under the heading “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus. Some of the information contained in this discussion and analysis, including information with respect to SatixFy’s plans and strategy for SatixFy’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” SatixFy’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Throughout this section, unless otherwise noted or the context requires otherwise, “we,” “us,” “our,” “SatixFy” and the “Company” refer to SatixFy Communications Ltd. and its consolidated subsidiaries, and in references to monetary amounts, “dollars” and “$” refer to U.S. dollars, “GBP” refers to British pounds, “EUR” refers to the Euro (the common currency of certain member states of the European Union) and “NIS” refers to New Israeli Shekels.
Overview
We are a vertically integrated satellite communications systems provider using our own semiconductors, focused on designing chips and systems that serve the entire satellite communications value chain — from the satellite payload to user terminals. We create chip technologies capable of enabling satellite-based broadband delivery to markets around the world. Since we commenced operations in June 2012, through December 31, 2021 we have invested over $180.0 million in R&D to create what we believe are the most advanced satellite communications and ground terminal chips in the world.
We develop advanced ASICs and RFICs based on technology designed to meet the requirements of a variety of satellite communications applications, mainly for LEO, MEO and GEO satellite communications systems, Aero/IFC systems and COTM applications such as public transportation and maritime connectivity. Our chip technology supports ESMA, digital beamforming and beam-hopping, on-board processing for payloads and SDR modems — each of which will be critical for providing optimized access to LEO satellite constellations.
We believe we are the only vertically integrated maker of satellite communications systems selling products across the entire satellite communications value chain. All of our systems integrate our proprietary semiconductor chips, of which we are a fabless manufacturer. We design our chips, code our software and design end-to-end communications systems for use in various satellite communications applications.
Our end-to-end solutions for the satellite communications industry include satellite payloads, user terminals (ground and Aero/IFC) and hubs, each built around our advanced ASICs and RFICs. We have a diverse customer base, including satellite operators, airlines, manufacturers of satellite communications systems, and other connectivity service providers that integrate our chips and systems in their satellite communications infrastructure. We believe that our modular, scalable and software controllable technology, our focus on producing products for the entire satellite communications value chain and our ability and experience in designing our systems to meet our customers’ specifications, differentiate us from our competitors.
Business Combination Agreement
On March 8, 2022, we and one of our subsidiaries entered the Business Combination Agreement. Under that agreement, our subsidiary, SatixFy MS, will merge with and into EDNCU, with EDNCU continuing as the surviving company and becoming our direct, wholly owned subsidiary. See “Summary.” The Business Combination Agreement and the related transactions were approved by both our board of directors and the board of directors of EDNCU. The Business Combination is currently expected to close in the second or third quarter of 2022, after receipt of the required approval by our shareholders and EDNCU’s shareholders and the fulfillment of certain other conditions. For a description of the conditions for the completion of the Business Combination, see the section entitled “The Business Combination Agreement — Conditions to Closing of the Transactions.”
As a result of the Business Combination, we expect to record an estimated net increase in cash (as compared to our consolidated balance sheet as of December 31, 2021) of between approximately $      million, assuming the Maximum Redemption scenario, and $      million, assuming the No Redemption scenario, and in each case including $29.1 million in proceeds from the PIPE Financing, expected to close concurrently with the Business Combination, and $55.0 million that we borrowed in February 2022 under the 2022 Credit Agreement, net of an estimated $      million in total expenses related to the Transactions. See “Unaudited Pro Forma Condensed Combined Financial Information” and “— Liquidity and Capital Resources.”
Concurrently with the execution of the Business Combination Agreement, we entered into the Equity Line of Credit with CF Principal Investments, pursuant to which we may issue and sell to CF Principal Investments, from time to time and subject to the conditions in the related purchase agreement, up to $75.0 million in SatixFy Ordinary Shares. See “Summary — Agreements Entered Into in Connection with the Business Combination Agreement — Equity Line of Credit.”
The Business Combination will be accounted for as a capital reorganization, with no goodwill or other intangible assets recorded, in accordance with IFRS. See “Unaudited Pro Forma Condensed Combined Financial Information.” SatixFy has been determined to be the accounting acquirer. In connection with the Business Combination, the SatixFy Ordinary Shares will be registered under the Exchange Act and listed on Nasdaq, which will require SatixFy to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. SatixFy expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources.
Impact of COVID-19
On March 11, 2020, the World Health Organization designated the outbreak of COVID-19 as a global pandemic. The COVID-19 pandemic has hindered the movement of people and goods worldwide, and many governments instituted restrictions on work and travel. For example, the U.S. government declared a national emergency and subsequently issued a “do not travel” advisory advising U.S. citizens to avoid all international travel due to the global impact of COVID-19. Governments, non-governmental organizations and private sector entities have also issued and may continue to issue non-binding advisories or recommendations regarding air travel or other social distancing measures, including limitations on the number of persons that should be present at public gatherings. The U.S. and other governments also implemented enhanced immigration controls for air travel, including screenings, mandatory quarantine requirements and restrictions on travel. The Israeli and many foreign and U.S. state governments also issued stay home or “shelter in place” orders or advisories and imposed limits or advised against non-essential travel. We took precautionary measures intended to help minimize the risk of the virus to our employees, including requiring some of our employees to work remotely and suspending all non-essential travel.
Among other things, the COVID-19 pandemic caused a significant decline in aviation travel, the industry primarily served by many of our current customers, and resulted in several project delays in the Aero/IFC sector, which adversely affected our business and results starting in 2020. Beginning in the first quarter of 2020, several opportunities at different stages of negotiations were postponed and exhibitions and sales meetings were canceled. In addition, work on many of our current projects was delayed, as more than 50% of our employees worked from home during a period of over eight months. This lead to delays in project schedules, and several of our customers put current projects on hold or postponed anticipated projects in light of uncertainties surrounding the air travel industry and demand for satellite communications-related products and services.
Our business volume and revenues improved over the course of 2021, as air travel gradually resumed and airlines and providers of satellite communications services resumed investments in satellite communications projects and our employees returned to work. On the other hand, we and certain of our customers have continued to be hampered by pandemic-related supply chain challenges, including a substantial manufacturing backlog for silicon chips, which are manufactured for by a third party under contract, and related supplies and services. Additionally, we have continued to experience periodic disruptions in air travel and normal business practices as a result of restrictions imposed in response to new COVID-19 variants.
Despite the challenges associated with COVID-19 and the clear impact on the Aero/IFC sector, we have continued to invest in R&D and also believe the circumstances have provided us with an opportunity to gain IFC market share. Significant delays occurred in the procurement of IFC antennas as a result of the pandemic, providing us with the opportunity to mature our technology and design lower cost, more powerful and easier to install Aero/IFC terminals at a time that our principal competitors’ market-ready products, based on more traditional mechanical antennas operating over GEO, did not receive substantial orders. We anticipate that our Aero/IFC terminals will now come to market at the time the industry is likely to begin procuring their next-generation of IFC equipment, also coinciding better with new services being introduced by new LEO constellations.
At this time, we are not able to predict whether the COVID-19 pandemic will result in long-term changes to business practices, including but not limited to a long-term reduction in air travel as a result of increased usage of “virtual” and “teleconferencing” products, which could lead to a decline in demand for air travel and related satellite communications services. The full extent of the ongoing impact of COVID-19 on our longer-term operational and financial performance will depend on future developments, many of which are outside of our control. Our ability to predict the impact of COVID-19 on our business in future periods remains limited and the pandemic’s full effect on our business is unlikely to be fully realized, or reflected in our financial results, until future periods.
Our management continues to monitor and to examine the effects of the COVID-19 pandemic on our business and has made adjustments, and may make further adjustments, in order to keep our employees and partners safe, meet our contractual obligations and continue developing our proprietary technology. Our management has not identified any asset impairments or solvency challenges to date.
Our Revenue Model and Prospects
We seek to provide end-to-end solutions for the satellite communications industry, driven by our proprietary chip technology, which we believe allow us to develop and provide satellite communications systems that have higher system processing capacities and throughputs and that are lighter in weight, consume less power and are lower in cost than competing systems. In most cases, our systems must be tailored to our customers’ specifications. A typical system development life cycle starts with an assessment of the customer’s needs and specifications, is followed by the design of a communications system based on those specifications and the integration of our proprietary chips, and culminates in the delivery of the final product to the customer.
The structure of our contracts with customers varies based on the needs and preferences of our individual customers. For example, while we may enter into agreements with some customers that cover the whole life cycle of a project from the definition of requirements to the development and delivery of a system, at the outset of the engagement, other customers may prefer a phased approach, placing a contract with us for an initial product demonstration, followed by a second phase for the delivery of a commercial-ready product. Accordingly, the length and nature of our contracts vary across our customer base. We are an early stage company and, to date, a substantial portion of our revenues has been derived from relatively few customers. Our three largest customers accounted for, in the aggregate, approximately    % and 97% of our total revenue for the years ended December 31, 2021 and December 31, 2020, respectively.
We recorded $      million and $10.6 million in revenues in 2021 and 2020, respectively. To date, most of our customer contracts have covered the early phases of satellite communications system development, typically requiring our R&D personnel to team with our customers on the development of system specifications. Accordingly, over the last two years, most of our customer revenues have related to these early phases of product development, and have been recorded as provision of R&D services, which accounted for approximately    % and 97% of our total revenues in 2021 and 2020, respectively. Our revenues from sales of products have related mainly to sales of modems and chips.
Our three largest customers accounted for, in the aggregate, approximately    % and 97% of our revenues in the years ended December 31, 2021 and December 31, 2020, respectively. Of our three top customers, Jet Talk, our equity method investee in which we own a 51% equity stake but which we do not control, accounted for approximately    % and 68% of our revenues in the years ended December 31, 2021 and December 31, 2020, respectively, all of which was revenue for the provision of R&D services. See “—Principal Components of Our Results of Operations — Share in the loss of a company accounted by equity method, net” below.
We have two commercial contracts with Jet Talk, both related to the development of an Aero/IFC satellite communications terminal for commercial aircraft, which under our joint venture agreement Jet Talk will have the exclusive right to commercialize and sell. Jet Talk pays for the development services associated with these contracts with the proceeds of a $20.0 million investment by our joint venture partner, STE. We believe our partnership with STE, which under our joint venture agreement contributes to Jet Talk’s funding and its marketing activities, will allow us to benefit from STE’s resources, commercial aviation industry expertise and strong presence in East Asia, thus providing us with an added advantage in commercializing our Aero/IFC satellite communications terminals, once their development is complete.
Jet Talk did not generate any revenue in 2021 or 2020 and is not expected to generate material revenue until at least 2023. Once we complete the development of and are able to commercialize our Aero/IFC satellite communications terminal product, the revenues and margins attributable to such sales will not be fully reflected in our consolidated financial statements, which will instead reflect our sales of products and services to Jet Talk and our equity in Jet Talk’s net income or loss for each reporting period. Accordingly, our consolidated statements of operations for future periods may not fully reflect the underlying revenues and margins of our future IFC/Aero terminals business. See Note 8 to SatixFy’s consolidated financial statements included elsewhere in this proxy statement/prospectus.
We expect our mix of revenue to shift to sales of products in the near term, as we attract more customers, develop custom-tailored and off-the-shelf products, and begin to deliver satellite communications systems at scale. Our ability to generate revenue and profits is subject to numerous contingencies and uncertainties, including those discussed below under “— Key Factors and Trends Affecting our Performance” and “— Liquidity and Capital Resources” and in the section of this proxy statement/prospectus titled “Risk Factors.”
Key Factors and Trends Affecting our Performance
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors.”
Expanding our Customer Base and Relationships
We are focused on attracting new customers and expanding our relationships and revenue with existing customers, which we believe will be driven by our ability to continue to improve our technologies and products that make our offerings compatible with the latest advances in satellite-enabled communications. As of December 31, 2021, we had binding contracts with           customers under which we recorded revenues in 2021 or expect to record future revenues.
Backlog
As of December 31, 2021, we had signed contracts representing revenue backlog of approximately $46.0 million. Our backlog consists of estimated revenue pursuant to customer orders and signed contracts. Our customer orders may be terminated under certain circumstances, including if we fail to meet delivery deadlines or otherwise breach our contracts and most of our customer contracts are terminable upon prior notice to us, without penalty. There is no assurance that we will be able to expand our customer relationships with existing customers, and therefore our backlog, or that our backlog will translate into revenue or cash flows.
Potential Revenue Pipeline
As of December 31, 2021, we had an estimated potential revenue pipeline through the end of 2024 worth approximately $129 million (in addition to our backlog described above) based on potential contracts.

Our revenue pipeline reflects the estimated revenue opportunity, calculated based on historical experience and management’s estimates, from potential customer contracts that are under negotiation or in early discussion. We can offer no assurances that such negotiations or discussions will result in a signed contract or any revenue.
Development of New Products
Since commencing operations in 2012, we have invested a total of approximately $180.0 million in R&D as of December 31, 2021, a substantial portion of which has been defrayed by government and public entity grants (recognized in our statement of operations as reductions in research and development expenses). To date, we have received over $70 million in grants from the ESA, sponsored by the UKSA, and over $5.0 million in grants from the Israeli Innovation Authority (“IIA”). Our net research and development expenses amounted to $      million and $16.6 million in 2021 and 2020, respectively. Our gross R&D spend, exclusive of the impact of government and public entity grants, amounted to $      million and $30.9 million in 2021 and 2020, respectively. In some cases, such as with grants from the IIA, we are required to repay a portion of the grants at a future date in the form of a royalty on the sales of products developed with the assistance of such grants. See “— Liquidity and Capital Resources — Contractual Obligations and Commitments.” Our R&D efforts also benefit from our experience on customer projects, including collaborations with leading companies in the satellite communications industry. We have generated $      million and $10.3 million in revenues from the provision of such R&D services in 2021 and 2020, respectively, while maintaining ownership of the intellectual property developed in connection with such projects.
Our R&D efforts focus primarily on developing new chips, systems and technologies, as well as improving our existing systems with additional innovative features and functionality. For example, based on our SX-3099 chip, we developed the SX-4000 chip to be used in space by applying a radiation hardening process. The development of modem and antenna chips requires us to improve the performance, size, power consumption, product roadmap, resilience and cost of our chips. We combine technologies, such as beamforming, beam-hopping and silicon development processes with our proprietary design methods, intellectual property and our expertise to develop new technologies and advanced systems. To date, our R&D efforts have yielded, in addition to our proprietary chips, satellite-capable modems that are in production and several products, including satellite payloads, Aero/IFC terminals and ground terminals and hubs, that are in late stage development or nearing the prototype phase.
As of December 31, 2021, we had a team of over 180 engineers supporting our mission to innovate the satellite communications industry, including hardware and software, VLSI, product and antenna and algorithm engineers. We conduct our R&D across centers in Israel, the United Kingdom and Bulgaria. By spreading our R&D team across multiple locations, we increase our access to highly skilled engineering talent, which we believe provides us with opportunities for evolution and growth.
We believe that continued investment in R&D is critical to our business, and accordingly expect to continue expanding the scope and scale of our R&D activities, including with the proceeds of the Business Combination, and also anticipate continued R&D funding from the ESA, although there can be no assurance as to when or if such funding occurs, or to what the amount and terms of such funding may be. Notwithstanding our continued investment, there is no assurance that our R&D efforts will be successful in yielding new or improved satellite communications products.
Market Trends and Uncertainties
The markets in which our customers operate, including the satellite payloads, ground terminals and IFC markets, are characterized by increasingly rapid technological changes, product obsolescence, competitive pricing pressures, evolving standards and fluctuations in product supply and demand. New technology may result in sudden changes in system designs or platform changes that may render our products obsolete and require us to devote significant additional R&D resources to compete effectively. We believe we have a significant opportunity ahead of us, with an aggregate TAM across our key markets that is expected to reach approximately $18 to $22 billion by around 2029 (see “Business — Market Opportunity”). However, we have no control over market demand and there is no assurance that we will be successful in capturing a substantial portion of the TAM, and our ability to do so will be contingent on numerous factors, including our ability to meet demand, to overcome chip supply shortages and other supply chain capacity challenges, among others. See “Risk Factors — Our estimates, including market opportunity estimates and growth forecasts, are subject to inherent challenges in measurement and significant uncertainty, and real or perceived inaccuracies in those metrics and estimates may harm our reputation and negatively affect our business.”
Our revenues amounted to $      million and $10.6 million in 2021 and 2020, respectively, while our net losses amounted to $      million and $17.6 million, respectively, in the same year. We had an accumulated deficit of $      million as of December 31, 2021. There is no assurance that we will achieve profitability in the near future, if at all, and may require additional funding to support our continuing operations, fund our R&D and capital expenditure requirements and service our debt obligations. See “— Liquidity and Capital Resources” for more information.
We currently rely on third parties for a substantial amount of our chip manufacturing and system assembly operations, and for electronic components and chip development software. The majority of our chips are supplied by a single foundry, GlobalFoundries, and we purchase chip development software and software libraries from a limited number of providers, such as Cadence Design Systems, Inc. and Siemens. The majority of our chips are designed to be compatible with the manufacturing processes and equipment employed by GlobalFoundries and switching to a new foundry vendor for these chips may require significant cost and time. The current global shortage in semiconductor and electronic components, resulting mainly from macro trends such as strong demand for 5G devices and high performance computing, as well as the impact of the COVID-19 pandemic, has resulted in disruptions in our supply chain and in the operations of our suppliers and customers. If one or more of our vendors terminates its relationship with us, or if they fail to produce and deliver our products or provide services according to our requested demands in specification, quantity, cost and time, our ability to ship our chips or satellite communications systems to our customers on time and in the quantity required could be adversely affected, which in turn could cause an unanticipated decline in our sales and damage our customer relationships. Additionally, we may experience other supply chain disruptions that may be caused by a range of factors beyond our control, including, but not limited to, COVID-19 related restrictions and quarantine mandates, geopolitical uncertainty, international trade disputes and armed conflicts (such as Russia’s invasion of Ukraine), climate change, increased costs of labor, freight cost and raw material price fluctuations or a shortage of qualified workers. For example, on March 3, 2022, OneWeb, one of our significant customers, announced that it was suspending all satellite launches from Russia’s Baikonur Cosmodrome and recently announced that it would partner with SpaceX, which may result in a significant delay of its test launch of satellites equipped with our payload systems if it is unable to transition its expected satellite launches on a timely basis. See “Risk Factors — Risks Related to SatixFy’s Business, Operations and Industry — We rely on third parties for manufacturing of our chips and other satellite communications system components. We do not have long-term supply contracts with our foundry or most of our third-party manufacturing vendors, and they may not allocate sufficient capacity to us at reasonable prices to meet future demands for our solutions.”
Competition
The satellite communications industry is competitive and characterized by rapid advances in technology, new product introductions, high levels of investment in R&D and high costs associated with generating marketable products. Our competitiveness depends on our ability to develop and launch products superior in performance and SWaP-C than our competitors and our ability to anticipate and adjust to changes in our customers’ requirements. The competition in the satellite communications market focuses primarily on performance, size, power consumption, product roadmap resilience and cost. Our customers’ selection processes are often highly competitive, and there are no guarantees that our products will be included in the next generation of our customers’ products and systems.
Many of our current and potential competitors have existing customer relationships, established patents and other intellectual property and substantial technological capabilities. In some cases, our competitors are also our customers or suppliers. Additionally, many of our competitors may have significantly greater financial, technical, manufacturing and marketing resources than we do, which may allow them to invest more in R&D, implement new technologies and develop new products more quickly than we can. For further information, see “Risk Factors — We operate in a highly competitive industry and may be unsuccessful in effectively competing in the future.”

Basis of Presentation
We currently conduct our business through one reportable operating segment. We prepare our consolidated financial statements under IFRS as issued by the IASB.
Our functional and reporting currency is the U.S. dollar (which is also the functional currency of our Israeli subsidiary), as the demand for satellite communications chips and systems, and many of the development costs with respect thereto, are priced in U.S. dollars. Certain of our subsidiaries, on the other hand, have other functional currencies (being the currencies in which their assets, liabilities, revenues and expenses are recorded). The functional currency of our UK subsidiaries is the GBP and the functional currency of our Bulgarian subsidiary is the EUR. Accordingly, in the preparation of our consolidated financial statements, we are required to translate these subsidiaries’ GBP and EUR balances to U.S. dollars. Assets and liabilities are generally translated at year-end exchange rates, while revenues and expenses are generally translated at the average exchange rates for the period presented. The differences resulting from translation are presented in our consolidated statement of comprehensive loss, under Exchange gains (losses) arising on translation of foreign operations, but are not reflected in our net loss. As a result of our foreign currency translation exposure, certain amounts in our consolidated financial statements may not be comparable between periods. Additionally, subsidiary cash and financial asset and liability balances that are denominated in currencies other than the functional currency of the subsidiary are remeasured into the functional currency, with the resulting gain or loss recorded in the financial income or financial expenses line-items in our statements of income. For more information about the comparability impact of our foreign currency translation exposure, see below under “— Quantitative and Qualitative Disclosure About Market Risk —  Foreign Currency Fluctuations.”
Key Financial and Operating Metrics
We monitor several financial and operating metrics in order to measure our current performance and project our future performance. These metrics are presented in the following table.
	Year Ended December 31,
	2021	2020
	(U.S.$ in thousands, except percentages)
Revenues		$10,632
Gross profit		$7,572
Gross margin(1)		73%
Net loss		$(17,564)

(1)
Calculated according to IFRS as gross profit divided by total revenues, and expressed as a percentage.

Principal Components of Our Results of Operations
Revenues
In the periods discussed in this proxy statement/prospectus, we have generated substantially all of our revenues from R&D services provided to our customers in connection with projects on which we are engaged (although we maintain ownership of the intellectual property developed in connection with such projects). Our revenue from sales of products consisted mostly of revenue from contracts for the provision of products, including product prototypes, and components, including our proprietary chips.
We expect our mix of revenue to shift to sales of products in the near term, as we attract more customers, develop custom-tailored and off-the-shelf products, and begin to deliver satellite communications systems at scale.
Cost of sales and services
Our cost of sales and services includes mainly salaries (including bonuses, benefits and related expenses) of our service personnel and the costs of our chip manufacturing subcontractors, chip manufacturing tools and materials and models, shipping cost, and related depreciation and amortization, including amortization of intangible assets, if any.
Research and development expenses
Research and development expenses consist primarily of salaries (including bonuses, benefits and related expenses) of personnel involved in R&D and the cost of development tools, third party intellectual property licenses, and subcontractors, net of public sector grants, including from ESA, which offset some of our research and development expenses. See Note 8 to SatixFy’s consolidated financial statements included elsewhere in this proxy statement/prospectus.
To date, we have expensed all of our R&D costs as incurred. See “— Critical Accounting Policies and Estimates — Research and Development Costs.” We expect to continue investing in R&D and, accordingly, expect our research and development expenses to increase. We also expect to benefit from additional funding from the ESA and other government and public sector entities, which, if obtained, would offset a portion of our research and development expenses.
Selling and marketing expenses
Selling and marketing expenses consist mainly of salaries (including bonuses, benefits and related expenses) of our personnel involved in the sales and marketing of our products, as well as advertising, exhibition and related expenses (including related travel).
We expect our sales and marketing costs to increase as we bring more products to market, the demand for our products increases and we hire more sales and marketing personnel.
General and administrative expenses
General and administrative expenses consist mainly of salaries (including bonuses, stock-based awards, benefits and related expenses) of management and administrative personnel, overhead costs (including facilities rent and utilities) and depreciation and amortization of property and equipment not used in the manufacturing of our products or provisions of our services.
We expect our general and administrative costs to increase as a result of becoming a public company, potentially substantially, as we expect to incur customary public company costs related to director and officer liability insurance, director fees and public company-related auditing and compliance costs. We also expect higher costs in connection with the expansion of our management team and finance and administrative functions in connection with the Business Combination.
Share in the loss of a company accounted by equity method, net
This represents our share in the loss of a company accounted by equity method, net, which reflects our proportionate share of the loss of Jet Talk, a joint venture with STE. We own 51% of Jet Talk’s equity, but do not control the company, as STE controls the company’s financing and participates substantially in directing its marketing and R&D activities (the latter generally being contracted to us) and also participates in the appointment of the chief executive officer. We are committed to provide Jet Talk with future development services for an Aero/IFC terminal, exclusive marketing rights for the commercial aviation market, technical skills, staff expertise, R&D facilities and a non-exclusive, royalty-free, world-wide, perpetual, non-transferable, irrevocable license to use and commercially exploit our intellectual property for the development, production, sales and marketing of satellite antenna systems. We expect Jet Talk to contribute significantly to our results of operations in the future. See Note 8 to SatixFy’s consolidated financial statements included elsewhere in this proxy statement/prospectus.
Finance Income and Expenses
Finance income includes mainly the impact of foreign exchange remeasurement of certain subsidiary financial assets and liabilities (see “— Basis of Presentation”), fair value adjustments related to financial assets and liabilities (including, in 2020, a deemed gain resulting from a discounted bank loan obtained in connection with the COVID-19 pandemic, and, in 2021,           ) and interest on bank deposits.

Finance expenses include mainly interest on loans and bank fees, depreciation of our right-of-use assets, amortization of debt and warrant discounts, fair value adjustments related to financial assets and liabilities (including, in 2020, our outstanding warrants and repayable grants from the IIA, and, in 2021       ) and the impact of foreign exchange remeasurement of certain subsidiary financial assets and liabilities.
Income taxes
To date, we have not been subject to income taxes, due to the fact that we have incurred losses in every year since commencing operations, and we have not recorded any income tax benefits since there is uncertainty as to our ability to utilize our tax loss carryforwards in future periods. See Note 24 to SatixFy’s consolidated financial statements included elsewhere in this proxy statement/prospectus.
Results of Operations
Results of Operations for Year Ended December 31, 2021 Compared with Year Ended December 31, 2020
The following table provides our consolidated statements of operations for the year ended December 31, 2021:
	Year Ended December 31,
	2021	2020	$ Change	% Change
	(U.S.$ in thousands, except percentages)
Revenues:
Provision of R&D services		10,319
Sale of products		313
Total revenues		10,632
Cost of sales and services:
Provision of R&D services		2,966
Sale of products		94
Total cost of sales and services		3,060
Gross profit		7,572
Research and development expenses		16,637
Selling and marketing expenses		1,088
General and administrative expenses		2,612
Profit (loss) from regular operations		(12,765)
Finance Incomes		1,260
Finance Expenses		(2,163)
Share in the loss of a company accounted by equity method, net		(3,895)
Loss before income taxes		(17,563)
Income taxes		—
Loss for the period		(17,563)
Revenues
Revenues increased / decreased by $      million, or    %, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase / decrease was primarily driven by      .
Cost of sales and services
Cost of sales and services increased / decreased by $      million, or    %, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase / decrease was primarily driven by           .

Provision of R&D services
Provision of R&D Services increased / decreased by $      million, or    %, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase / decrease was primarily driven by           .
Sale of products
Sale of products increased / decreased by $      million, or    %, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase / decrease was primarily driven by           .
Gross profit
Gross profit increased / decreased by $      million, or    %, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase / decrease was primarily driven by       .
Our gross margin improved / declined by      percentage points, to    % in the year ended December 31, 2021 from    % in the year ended December 31, 2020, reflecting mainly           .
Research and development expenses
Research and development expenses increased / decreased by $      million, or    %, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase / decrease was primarily driven by           .
Selling and marketing expenses
Sales and marketing expenses increased / decreased by $      million, or    %, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase / decrease was primarily driven by           .
General and administrative expenses
General and administrative expenses increased / decreased by $      million, or    %, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase / decrease was primarily driven by           .
Profit (loss) from regular operations
Profit (loss) from regular operations increased / decreased by $      million, or    %, for the year ended December 31, 2021 compared to the year ended December 31, 2020, reflecting the factors discussed above.
Finance Income
Finance Income increased / decreased by $      million, or    %, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase / decrease was primarily driven by           .
Finance Expenses
Finance Expenses increased / decreased by $      million, or    %, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase / decrease was primarily driven by           .
Share in the loss of a company accounted by equity method, net
Share in the loss of a company accounted by equity method, net, increased / decreased by $      million, or    %, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase / decrease was primarily driven by           .

Income taxes
We did not record tax benefits or expenses in 2020 or 2021.
Net loss for the period
Net loss for the period increased / decreased by $      million, or    %, for the year ended December 31, 2021 compared to the year ended December 31, 2020, reflecting the factors discussed above.
Liquidity and Capital Resources
Our primary cash needs are for working capital, including funding our R&D and meeting our contractual obligations and other commitments, capital expenditures (mainly our anticipated investment in building a manufacturing facility for terminals and acquiring the necessary manufacturing tools and equipment in 2023 and 2024), and payment of principal and interest on our outstanding debt. To date, we have funded these working capital requirements and other expenses mainly through issuances of equity capital and borrowings, as further discussed below, as well as grants and other funds received from the ESA and the IIA. Our ability to expand our business and become cash flow positive will depend on many factors, including our working capital needs, the availability of equity or debt financing and, over time, our ability to generate positive cash flows from operations, all of which depend on our ability to attract and retain customers, develop new products and compete effectively, as well as certain factors outside of our control. See “— Key Factors and Trends Affecting our Performance.”
As of December 31, 2021, our cash and cash equivalents amounted to $      million and our long-term debt amounted to $      million. On a pro forma basis, assuming the consummation of the Business Combination and the Pro Forma Transactions (as defined elsewhere in this proxy statement/prospectus), our cash and cash equivalents would have amounted to between approximately $      million and $      million at December 31, 2021, respectively, depending on the extent of redemptions by EDNCU shareholders. See “Unaudited Pro Forma Condensed Combined Financial Information.”
We expect our working capital requirements and, over time, our capital expenditure needs to increase substantially, as we continue to expand our R&D efforts and work to bring our products to market to meet the anticipated growing demand for satellite communications infrastructure. We believe that our cash on hand following the consummation of the Business Combination, including the net proceeds from EDNCU’s Trust Account, together with the proceeds of the PIPE Financing, our borrowings under the 2022 Credit Agreement and the amount available to us under the Equity Line of Credit, will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this proxy statement/prospectus.
We have based our estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Changing circumstances could also cause us to consume capital faster than we currently anticipate, and we may need to spend more than currently expected. Over the long term, we may decide to develop new products, enter new markets or build additional or expand current manufacturing facilities, any of which would require substantial additional capital. The timing of the completion of the development and engineering, and commercial launch, of our satellite communications systems that are expected to drive our future results is uncertain. The commercialization of these products may also entail unpredictable costs and delays and is subject to significant risks, uncertainties and contingencies, many of which are beyond our control. Certain of these risks and uncertainties are described in more detail in this proxy statement/prospectus under the title “Risk Factors,” and include, but are not limited to, changed business conditions, continued supply chain challenges, other disruptions due to the COVID-19 pandemic and governmental responses thereto, competitive pressures, regulatory developments or the cessation of public sector R&D funding, among other potential developments.
To the extent that our current resources are insufficient to satisfy our cash requirements, or to the extent we do not generate sufficient cash flows from operations to cover our future development or marketing strategies, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or scale back our operations, which could have a material adverse impact on our business and financial prospects.
Debt and other financing arrangements
As of December 31, 2021, we had total borrowings (not including lease liabilities) of approximately $12.7 million (of which approximately $10.5 million were long-term), under various loan agreements and bank lines of credit. See Note 13 to SatixFy’s consolidated financial statements included elsewhere in this proxy statement/prospectus. We repaid all of these borrowings in February 2022 with the proceeds of the term loan under the 2022 Credit Agreement, as described below.
2022 Debt Financing
In anticipation of the Business Combination, on February 1, 2022, we entered into the 2022 Credit Agreement with Wilmington Savings Fund Society, FSB, as Agent, and affiliates of Francisco Partners L.P., as lenders, pursuant to which we borrowed an aggregate principal amount of $55.0 million in the form of a term loan, which is guaranteed by certain of our subsidiaries. The obligations under the 2022 Credit Agreement are secured by a lien and security interest over substantially all of our and the guarantors’ assets. The 2022 Credit Agreement provides that the term loan matures on February 1, 2026, unless the Business Combination is not consummated by February 1, 2023, in which case the loan matures on August 1, 2024 (or August 1, 2025, if certain financial conditions are met). The loan bears interest at a rate of 9.5% per annum, unless the Business Combination is not consummated by February 1, 2023, in which case the interest rate shall automatically increase by 1.00% to 10.50% on March 31, 2024 and by 1.00% to 11.50% on March 31, 2025. At our election, until the consummation of the Business Combination, interest on the term loan may be paid on a pay-in-kind (PIK) basis (up to 100% in the first year, 75% in the second year and 50% thereafter). Following the consummation of the Business Combination, interest on the term loan will be payable in cash.
The 2022 Credit Agreement contains customary covenants that restrict the way in which we may conduct our business and our ability to take certain actions. In particular, it limits our ability to incur additional indebtedness or liens, dispose of assets to third parties, repurchase our shares and pay dividends. The 2022 Credit Agreement also imposes a financial maintenance covenant, requiring that, for so long as we have a leverage ratio (debt to Consolidated Adjusted EBITDA (as defined in the 2022 Credit Agreement)) greater than or equal to 6.00 to 1.00, SatixFy must maintain a minimum cash balance of $10.0 million plus an amount sufficient to cover it and its subsidiaries’ accounts payable that are past 60 days due, which cash is held in deposit accounts subject to a security interest in favor of the Agent. The 2022 Credit Agreement also contains customary events of default, which provide that the lenders are entitled to automatically accelerate payment of the loans upon the occurrence of an event of default.
In connection with the Debt Financing, SatixFy also entered into an equity grant agreement, dated February 1, 2022, pursuant to which it issued 808,907 SatixFy Ordinary Shares (before giving effect to the Pre-Closing Recapitalization) to the lenders under the 2022 Credit Agreement in consideration for the funds borrowed.
SatixFy and EDNCU also agreed in the Business Combination Agreement to use commercially reasonable efforts to obtain a Backstop Facility, to be entered into between SatixFy and the institutional lender and its affiliates that are lenders under the Debt Financing, under which SatixFy may borrow up to an additional $25.0 million.
Equity Line of Credit
In March 2022, concurrently with the execution of the Business Combination Agreement, we entered into the CF Purchase Agreement and CF Registration Rights Agreement with CF Principal Investments. Pursuant to the CF Purchase Agreement, we have the right to sell to CF Principal Investments up to $75.0 million of newly issued SatixFy Ordinary Shares. The Equity Line of Credit will become effective upon the consummation of the Business Combination. See “Agreements Entered into in Connection with the Business Combination Agreement — Equity Line of Credit.”

Cash Flows
The following table summarizes our cash flows for the periods indicated:
	Year Ended December 31,
	2021	2020
	(U.S.$ in thousands)
Cash Flow Data:
Net cash used in operating activities		(5,610)
Net cash used in investing activities		(293)
Net cash provided by financing activities		7,947
Effect of exchange rate changes on cash and cash equivalents		(22)
Increase (decrease) in cash and cash equivalents		2,044
Operating Activities
During the year ended December 31, 2021, net cash used in operating activities was $      million, an increase / decrease of $      million from $5.6 million in the year ended December 31, 2020. The change was driven primarily by                 .
Investing Activities
During the year ended December 31, 2021, net cash used in investing activities was $      million, consisting primarily of                 .
During the year ended December 31, 2020, net cash used in investing activities was $0.3 million, consisting of purchases of property and equipment.
Financing Activities
During the year ended December 31, 2021, net cash from financing activities amounted to $      million, consisting mainly of                 .
During the year ended December 31, 2020, net cash from financing activities amounted to $8.0 million, consisting mainly of bank borrowings and the proceeds of a shareholder loan.
Contractual Obligations and Commitments
The following table discloses, as of December 31, 2021, aggregate information about our material contractual obligations (after giving effect to the Debt Financing and related refinancing, as described above) and the periods in which they are due. Future events could cause actual payments to differ from these estimates.
(U.S.$ in thousands)	2022	2023 – 2024	2024 – 2025	Thereafter
Debt(1)
Lease obligations(2)
Total contractual obligations

(1)
Consists of the loan under the 2022 Credit Agreement, for which maturity and interest is presented assuming the Business Combination is consummated before February 1, 2023. See “— Debt and other financing arrangements — 2022 Debt Financing.” Includes aggregate estimated interest expense of approximately $      million in the period in which it is estimated to be payable.

(2)
Mainly facilities and car leases in Israel. Our lease of our headquarters facility expires in 2023.

In connection with the ESA grants described above, which are intended to fund 50%-75% of the cost of development of integrated chip sets for several industries (depending on the nature of the engagement), including both hardware and software, our agreement stipulates that the resulting intellectual property will be available to ESA on a free, worldwide license for its own requirements. In addition, ESA can require us to license the intellectual property to certain bodies that are part of specified ESA programs, for ESA’s own requirements on acceptable commercial terms, and can also require us to license the intellectual property to any other third party for purposes other than ESA’s requirements, subject to our approval that such other purposes do not contradict our commercial interests.
Additionally, approximately $3.3 million of the $5.3 million in R&D grants we obtained from the IIA is subject to repayment through royalties. We are required to pay the IIA royalties of 3% to 5% of total sales of products resulting from R&D funded by such grants, up to a maximum amount of 100% of total grants received, plus interest calculated at LIBOR. We record the royalty liability once the repayment obligation is deemed probable. Our royalty liability to the IIA amounted to $      million as of December 31, 2021. Of the $3.3 million subject to repayment, approximately $      million represented a contingent liability (fair value measured based on discounted future royalties and an interest rate of 20%), and accordingly was not recorded on our balance sheet.
Other than the commitments and contingencies disclosed in this discussion and analysis and our consolidated financial statements included elsewhere in this proxy statement/prospectus, we did not have material contractual commitments or contingencies for payments of cash as of December 31, 2021.
Off-balance Sheet Arrangements
Other than the contingencies described above, we did not have any off-balance sheet arrangements as of December 31, 2021.
Seasonality
We do not believe that demand for our products and services is seasonal. As an early stage company, most of our revenue to date has been project-based. Accordingly, our revenue and results of operations may fluctuate from period to period based on the number of customer projects or the achievement of key milestones under our customer contracts.
Critical Accounting Policies and Estimates
Our discussion and analysis of financial condition results of operations are based upon our consolidated financial statements included elsewhere in this proxy statement/prospectus. The preparation of our consolidated financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.
Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below involve the most difficult management decisions because they require the use of significant estimates and assumptions as described above. See Note 2 to SatixFy’s consolidated financial statements included elsewhere in this proxy statement/prospectus for a summary of our significant accounting policies. Our critical accounting policies are the following.
Revenue Recognition
We recognize revenue using the five-step model set forth in IFRS 15, Revenue from Contracts with Customers. To date, we have earned revenue mainly from providing customers with development services and the sale of ground-based modems for satellite communications and related products.
We recognize revenue from the provision of R&D services at the time the service is transferred to the customer and measure the revenue in an amount that represents the consideration that we expect to be entitled to for the same goods or services, while revenue from the sale of satellite communications modems and related products is recognized when control of the products is transferred to our customers, both as described in Note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus. In connection with the recognition of revenue from R&D services, we measure the progress of our performance commitments based on the portion of completion of each project or project deliverable. Changes in these estimates could have a material impact on the amount of revenue recognized for a given period.
Research and Development Costs
To date, we have recognized all expenditures on R&D activities in our statement of operations as they were incurred. Going forward, we may elect to capitalize expenditures incurred on development activities where the expenditure will lead to new or substantially improved products and only if all the following can be demonstrated:
•
the product is technically and commercially feasible;

•
we intend to complete the product so that it will be available for use or sale;

•
we have the ability to use or sell the product;

•
we have the technical, financial and other resources to complete the development and to use or sell the product;

•
we can demonstrate the probability that the product will generate future economic benefits; and

•
we are able to reliably measure the expenditure attributable to the product during its development.

Capitalized development costs are included in the carrying amount of an intangible asset, and the capitalization of costs ceases when the asset is in the condition necessary for it to be capable of operating in the manner intended by management. Capitalized development costs are amortized on a straight-line basis over their estimated useful lives once the development is completed and the assets are in use. Subsequent expenditure on capitalized intangible assets is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates. All other expenditure, including that incurred in order to maintain an intangible asset’s current level of performance, is expensed as incurred. As of December 31, 2021, our management concluded that we did not meet the aforementioned requirements for capitalization of any research and development expenses. Management’s conclusions may change in future periods, which could have a material impact on the comparability of our financial results for future periods with the results presented in this proxy statement/prospectus.
Share-based payments
We record share-based payments to employees, which are measured at the value of the equity instrument at the time of grant, and record a corresponding expense.
As our common shares are not listed on a public market, the calculation of the fair value of our common shares is subject to a greater degree of estimation in determining the basis for share-based grants. Accordingly, we are required to estimate the fair value of both the instrument entitling the recipient to purchase shares, as well as the shares themselves, at the time of each grant. We consider objective and subjective factors in determining the estimated fair value of our shares, with input from management and an independent valuation firm. We determined the value of our shares based on interpolating from the valuations in our most recent external equity financing rounds and, when applicable, an expected valuation for a public offering, subject to discounts for the probability and timing of an exit event and lack of marketability, among other factors.
In turn, we measure the value of options or warrants to purchase our shares based on the value of the shares and an option pricing or hybrid model. We used the Black-Scholes model to determine the fair value of options to buy our shares, based on assumptions as to dividend yield (0%), expected volatility (56.43%), risk-free interest rate (1.6%) and expected life of the instrument (3 years). We used a hybrid of the Black-Scholes and Merton (Structural Model) models for the purpose of determining the fair value of our warrants, based on assumptions as to risk-free interest rate (0.59%), expected exercise period (between 5 and 8 years) and expected volatility (approximately 40%).

The assumptions underlying the valuations represent our best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if we used significantly different assumptions or estimates, our share-based compensation expense for prior periods could have been materially different.
Following the consummation of the Business Combination, we expect to use the market price of our ordinary shares as the basis for the valuation of future grants, based on the reported closing price of such shares on the date of grant.
Inventory
Inventories are recognized at the lower of cost and net realizable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. We measure the cost of raw materials on a first-in, first-out basis and finished goods according to costs based on direct costs of materials and labor. We review the net realizable value of our inventory at the end of each reporting period. Factors that may affect inventory selling prices include the existing market demand, competition, the availability of superior technology in the market, the prices of raw materials and the solvency of customers and suppliers. Write-downs in the value of inventory are also expensed on our statement of operations. While we have not historically held significant inventory on hand, and have not experienced inventory write-downs, we expect this to change over time as develop more customer relationships and commercialize more products.
Quantitative and Qualitative Disclosures about Market Risk
Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.
Foreign Currency Exchange Risk
As discussed above under “— Basis of Presentation,” we have been and continue to be exposed to foreign currency translation effects, which may be material. In 2021, a hypothetical 10% increase (or decrease) in the average value of each of the NIS, GBP and EUR against the U.S. dollar in 2021 would have reduced (or increased) our operating loss by approximately $      million.
In addition, we are also exposed to foreign exchange remeasurement with respect to our subsidiaries financial assets and liabilities denominated in currencies other than such subsidiaries’ functional currencies. See “— Basis of Presentation.” We may also be exposed to foreign currency transaction risk as a result of funding our operations in one currency and paying our expenses in another, and consequently our earnings or losses may fluctuate from period to period as a result of changes in exchange rates.
Interest Rate Risk
Fluctuations in interest rates may impact the level of interest income we earn on short-term deposits. All of our outstanding debt bears interest at fixed rates, although the interest rate on our term loan under the 2022 Credit Agreement is subject to adjustment in certain cases, as described under “— Liquidity and Capital Resources — Debt and other financing arrangements” above. We do not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.
Emerging Growth Company Status
We are an emerging growth company, as defined in Section 102(b)(1) of the JOBS Act. The JOBS Act exempts emerging growth companies from certain SEC disclosure requirements and standard and we intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, (2) presenting only two years of audited consolidated financial statements until we file our first annual report with the SEC, including in this proxy statement/prospectus, and (3) not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or current or future PCAOB rules requiring supplements to the auditor’s report providing additional information about the audit and the consolidated financial statements (critical audit matters or auditor discussion and analysis). Although under the JOBS Act emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies, this exemption does not apply to companies, such as us, reporting under IFRS since IFRS does not provide for different transition periods for public and private companies.

MANAGEMENT FOLLOWING THE BUSINESS COMBINATION
Management and Board of Directors
The following persons are expected to serve as SatixFy’s executive officers and directors following the Business Combination. For biographical information concerning the executive officers and directors, see below. The following persons are expected to serve as SatixFy’s executive officers and directors following the Business Combination. For biographical information concerning the executive officers and directors, see below.
Name	Age	Position
David (Dudi) Ripstein	55	Successor Chief Executive Officer
Yoel Gat	69	Chief Executive Officer, Co-Chairman of the Board of Directors and Founder
Charles A. Bloomfield	49	Chief Executive Officer- SatixFy Space Systems
Simona Gat	65	President
Yoav Leibovitch	64	Chief Financial Officer, Co-Chairman of the Board of Directors
Doron Rainish	66	Chief Technology Officer and Director
Divaydeep Sikri	43	Vice President and Chief Engineer
Stephane Zohar	55	Vice President – VLSI
Mary P. Cotton	64	Director
Shengyan Fan	47	Director
Larry Krauss	68	Director
Yair Shamir	76	Director
David L. Willetts	66	Director
Richard C. Davis	56	Director Nominee
Executive Officers
David (Dudi) Ripstein will serve as the successor Chief Executive Officer to Mr. Yoel Gat, effective June 26, 2022. Since 2017, Mr. Ripstein has been serving as the President and Chief Executive Officer of GreenRoad Technologies Ltd., a global leader in fleet safety telematics. Since 2021, Mr. Ripstein is serving as a director in Ceragon Networks Ltd.a Nasdaq-traded (CRNT) company. In 2016, Mr. Ripstein served as the Chief Executive Officer of Spotoption Technologies a fintech SW provider. From 2000-2015, Mr. Ripstein served in various positions in RADCOM, a Nasdaq-traded (RDCM) provider of service assurance solutions, including as President & Chief Executive Officer from 2006-2015 and as a General Manger from 2000-2005. Prior to RADCOM, Mr. Ripstein co-founded two technology startups and served for 10 years as the head of a large R&D engineering group within the Israel Defense Force’s Intelligence Unit. Mr. Ripstein holds a B.Sc. in Electrical Engineering from the Technion Haifa Institute of Technology.
Yoel Gat is currently our Chief Executive Officer, Co-Founder and Co-Chairman of the board of directors, positions he has held since co-founding SatixFy in 2012. Following his succession by Mr. Ripstein, Mr. Gat will continue to serve as Co-Chairman of the board of directors. Mr. Gat has over 35 years of experience in the satellite communications industry and is considered one of the leading technology experts in this field. Prior to co-founding SatixFy, Mr. Gat also co-founded and served as the Chairman of the board of Directors for RaySat Israel, Inc. from 2004 to 2009 and Gilat Satellite Networks from 1987 to 2003. Prior to this, Mr. Gat also served as the Head of Research and Development for Elite Technologic of IDF Intelligence Corps. Mr. Gat holds an M.B.A. from Tel Aviv University and a B.Sc. in Electrical and Electronic Engineering from the Technion, Haifa. Mr. Gat is married to our President, Ms. Simona Gat.
Charles A. Bloomfield is our Chief Executive Officer of SatixFy Space Systems UK Ltd., a subsidiary of SatixFy, a position he has held since August 2020. Prior to SatixFy, Mr. Bloomfield was the Head of Communications Products (Telecom Satellites) of Airbus Defence and Space Limited from 2015 to 2020, where he was responsible for strategic planning concerning spacecraft advanced payloads, products and equipment, including system architecture, design, assembly, test and validation. From 2012 to 2015, Mr. Bloomfield served as the Head of Communications (Payload Electronics UK) of Airbus Defence and Space Limited. Prior to 2012, Mr. Bloomfield held various product and operation management roles at Astrium, an aerospace manufacturer and subsidiary of the European Aeronautic Defence and Space Company. Mr. Bloomfield holds a HND in Mechanical and Manufacturing Systems and a Bachelors of Engineering in Manufacturing, Systems Engineering from Plymouth University, England.
Simona Gat is our President, a position she has held since the founding of SatixFy in 2011. Ms. Gat has over 35 years of experience in product design and manufacturing, marketing, sales and management. Prior to SatixFy, from 2006 to 2012, Ms. Gat was the Chief Executive Officer and General Manager of Raysat Antenna Systems, a company that developed and was one of the leading companies in Communication-On-The-Move antennas. From 1988 to 2001, Ms. Gat was the Director of Production & Logistics at Gilat Satellite Networks. Ms. Gat holds a practical electronic engineering degree from Onim, a branch of the Technical School of the Air Force in Israel. Ms. Gat is the spouse of our Chief Executive Officer, Mr. Yoel Gat.
Yoav Leibovitch is our Chief Financial Officer, a position he has held since co-founding SatixFy in 2012, and was appointed as our Co-Chairman of the board of directors in March 2022. Prior to SatixFy, Mr. Leibovitch was the Chief Executive Officer of Raysat, Inc. from 2009 to 2012, a leading developer of Communication-On-The-Move antennas. Additionally, Mr. Leibovitch was the Vice President of Business Development at Gilat Satellite Networks (“Gilat”) from 2005 to 2008 and the Chief Financial Officer of Gilat from 1991 to 2003. Mr. Leibovitch holds an M.B.A. from the Hebrew University of Jerusalem. Mr. Leibovitch is a Certified Public Accountant in Israel.
Doron Rainish is our Chief Technology Officer and a Director of SatixFy, positions he has held since co-founding SatixFy in 2012. Mr. Rainish has over 40 years of experience in algorithm research and management of large teams of researchers in the field of advanced wireless communications. Mr. Rainish is an expert in information theory and digital signal processing and has over 30 patents issued and many publications on the field of digital communications. Prior to SatixFy, from 2006 to 2011, Mr. Rainish served as the Communication Director for RaySat Broadcasting Corporation, and served as a research group leader for Intel Cellular Communication from 1999 to 2006. Mr. Rainish holds a M.Sc. in Electrical Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.
Divaydeep Sikri is a Vice President and the Chief Engineer of SatixFy, positions he has held since joining SatixFy in August 2016. In this role, Mr. Sikri leads SatixFy’s R&D for Antenna technology, including Digital Beamforming Chip Architecture, RFIC Chip development, and Antenna system designs and software. Prior to SatixFy, Mr. Sikry held various Staff Systems Engineer roles with Qualcomm between 2004 and 2016, where he led various aspects of Qualcomm’s 2G/2.5G/3G/4G modem technology development. Mr. Sikry holds a M.S. in Electrical and Electronics Engineering from the New Jersey Institute of Technology and a Bachelors in Engineering from the Netaji Subhas Institute of Technology.
Stephane Zohar is our Vice President of VLSI, a position he has held since February 2019. Mr. Zohar has over 25 years of research and development experience in executive and VLSI expert roles. Prior to joining SatixFy, from 2011 to 2019, Mr. Zohar served as a Director of VLSI at Multiphy, a complex signal processing and mixed signal VLSI solution company. Prior to this, from 2005 to 2011, Mr. Zohar served as a Director of VLSI at Ethernity Networks, a leading provider of networking and security software solutions on Field Programmable Gate Arrays (FPGAs) company, and from 1997 to 2005 he was the VLSI Manager at Metalink, a silicon solutions for wireless and wireline broadband communications company. Mr. Zohar holds a B.Sc. in Computer Engineering from the Technion Israel with specialization in digital communication, signal processing and VLSI.
Directors
Mary P. Cotton has served as a member of our board of directors since 2014 and is expected to serve as a director of SatixFy upon the completion of the Business Combination. Ms. Cotton currently serves as a Senior Advisor at ST Engineering iDirect, where she previously served as CEO from 2007 to 2017 and as a director from 2007 to 2018. Ms. Cotton previously served on the board of Seachange International from

2004 to 2019 and as the chair of Seachange’s audit and compensation and governance committees. Ms. Cotton holds a B.Sc. in accounting from Boston College.
Shengyan Fan has served as a member of our board of directors since 2020 and is expected to serve as a director of SatixFy upon the completion of the Business Combination. Ms. Fan is a Founder and Managing Partner of the CEL Global Investment Fund and CEL Catalyst China Israel Fund. Ms. Fan also serves as a Director to CEL Catalyst Communications Limited, which has been a shareholder of SatixFy since 2016. Ms. Fan has over 20 years of experience in corporate finance advisory, direct investment and fund management and joined China Everbright Limited (CEL) in 2009 after working at Lehman Brothers, SwissRe, ABN AMRO and Macquarie Bank. Ms. Fan has a B.A. and a B.Sc. from Tsinghua University, China and a B.A. and a M.A. from the University of Oxford.
Larry Krauss has served as a member of our board of directors since 2013. Since 1989, Mr. Krauss has served as Chief Executive Officer and Principal of Terracap Group, a private equity group that specializes in high potential real estate acquisitions, development, management and early-stage tech. Mr. Krauss is an licensed attorney in Ontario, Canada (admitted 1978) and holds a LL.M. (taxation) and LL.B. from York University, Osgoode Hall Law School and a B.Sc. from the University of Toronto.
Yair Shamir has served as a member of our board of directors from 2007 to 2013 and since October 2018, and is expected to serve as a director of SatixFy upon completion of the Business Combination. Mr. Shamir co-founded Catalyst Investments L.P. in 1993 and served as a Managing Partner from 1993 to 2013 and has served in this role since 2015. Mr. Shamir was elected as a member of the Israeli Parliament (Knesset) and served as Minister of Agriculture of the State of Israel from 2013 to 2015. Mr. Shamir served as the Chairman of the Board of the N.T.A. Metropolitan Mass Transit System from 2017 to August 2018 and as the Chairman of the Israeli Road Safety Authorities from September 2018 until November 2020. Mr. Shamir served as the Chairman of Israel’s National Roads Company from 2011 to 2012 and Chairman of Israel Aerospace Industries Ltd. from 2005 until 2011. Mr. Shamir also served as the Chairman and Chief Executive Officer of VCON Telecommunications Ltd. from 1997 to 2010 and Chairman of El Al (Israeli Airlines), where he led El Al’s privatization from 2004 to 2005. Mr. Shamir holds a B.Sc. in Electronics Engineering from the Technion, Israel Institute of Technology.
Lord David L. Willetts has served as a member of our board of directors since 2020 and is expected to serve as a director of SatixFy upon the completion of the Business Combination. The Rt. Hon. Lord Willetts served as a British Member of Parliament from 1992-2015 and is now a member of the House of Lords. Lord Willetts served as Minister for Universities and Science in the British Government from 2010-2014 and oversaw Space policy issues. Served as Adviser to Dresdner Kleinwort Bank 1997-2008. Lord Willetts has served on the boards of several public companies, including Surrey Satellites Technology Ltd., a subsidiary of Airbus PLC (since 2015), Biotech Growth Trust PLC (since 2015), Verditek Ltd, a solar cell company (since 2018), Tekcapital PLC (since 2020), and Darktrace PLC (since its initial public offering in 2021). Lord Willetts holds a degree in philosophy, politics and economics from Christ Church, Oxford, a constituent college of the University of Oxford, and is a visiting Professor at King’s College, London.
Richard C. Davis has been the Chief Executive Officer and a director of EDNCU since April 2021 and is expected to serve as a director of SatixFy upon the completion of the Business Combination. Mr. Davis is a highly experienced executive with over 25 years of experience in corporate finance, private equity and the space industry. Since March 2021, he has served as a Managing Director of ADP. He is also a founder and Managing Member of ArgoSat Advisors, a premier global advisory firm focused on the space industry that was founded in 2009. As part of his duties with ArgoSat, Mr. Davis sits on the boards of Sky and Space Corporation and EarthDaily Analytics Corp. Mr. Davis was formerly an instructor pilot in the United States Air Force. He received his B.S. in Astrophysics (cum laude) from the University of Minnesota, and his MBA from the University of Virginia.
CEO Succcession
Effective June 26, 2022, Mr. Yoel Gat will retire as CEO and Mr. David Ripstein will assume the role of CEO. Mr. Yoel Gat will continue to serve as Co-Chairman of the board of directors.

Family Relationships
Ms. Simona Gat, our President, is married to Mr. Yoel Gat, our CEO and Co-Chairman of the board of directors. There are no other family relationships between any of our executive officers and our directors.
Arrangements for Election of Directors and Members of Management
Following the Business Combination, there will be no arrangements or understandings with major shareholders or others pursuant to which any of our executive officers or directors are selected.
Corporate Governance Practices
As an Israeli company, SatixFy is subject to various corporate governance requirements under the Israeli Companies Law. Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors.
However, pursuant to regulations promulgated under the Israeli Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, and which do not have a controlling shareholder (as such term is defined in the Israeli Companies Law), may (but are not required to), subject to certain conditions, opt out from the Israeli Companies Law requirements to appoint external directors and related Israeli Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Israeli Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we have elected to opt out of those requirements of the Israeli Companies Law. These exemptions will continue to be available to us so long as: (i) we do not have a “controlling shareholder” as used under the Israeli Companies Law, (ii) our shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.
The term “controlling shareholder” as used in the Israeli Companies Law (including by reference to the term “control” as used in the Israeli Securities Law) for purposes related to external directors and for the requirements related to appointment to the audit committee or compensation committee, as described below, means a shareholder with the ability to direct the activities of the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters (including various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.
We intend to comply with Nasdaq rule 5605(b)(1), which requires that the board of directors be comprised of a majority of independent directors. A majority of our board of directors will be composed of directors who are “independent” as defined by the rules of Nasdaq. The board of directors is expected to establish categorical standards to assist it in making its determination of director independence. We use the definition of “independence” of Nasdaq to make this determination. We are not yet listed on Nasdaq, and although we use its definition of “independence,” its rules are inapplicable to us until such time as we become listed on Nasdaq. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of SatixFy or any other individual having a relationship which, in the opinion of the board or directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq rules provide that the following persons shall not be considered independent:
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a director who is, or at any time during the past three years was, an employee of SatixFy;

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a director who accepted or who has a family member who accepted any compensation from SatixFy in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

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a director who is a family member of an individual who is, or at any time during the past three years was employed by SatixFy as an executive officer;

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a director who is or has a family member who is a partner in, of a controlling shareholder of, or an executive officer of an entity to which SatixFy made, or from which SatixFy received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

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a director of SatixFy who is or has a family member who is employed as an executive officer of another entity where, at any time during the past three years, any of the executive officers of SatixFy served on the compensation committee of such other entity; or

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a director who is or has a family member who is a current partner of SatixFy’s outside auditor, or at any time during the past three years was a partner or employee of SatixFy’s outside auditor, and who worked on SatixFy’s audit.

Under such definitions, SatixFy will have           independent directors.
The board of directors will assess on a regular basis, and at least annually, the independence of directors and will make a determination as to which members are independent. References to “SatixFy” above include any subsidiary in a consolidated group with SatixFy. The term “executive officer” above are expected to have the same meanings specified for such terms in the Nasdaq listing standards.
As a foreign private issuer whose shares will be listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of Nasdaq. We are permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules (although we intend to comply with many of these rules), provided that we disclose which Nasdaq requirements we are not following and the equivalent Israeli requirements. Pursuant to this “home country practice exemption,” we intend to:
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adopt and approve material changes to equity incentive plans in accordance with the Israeli Companies Law, which does not impose a requirement of shareholder approval for such actions, instead of the Nasdaq corporate governance rule, which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees, or consultants; and

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follow Israeli corporate governance practice in respect of private placements instead of Nasdaq corporate governance requirements to obtain shareholder approval for certain dilutive events, such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater equity interest in us and certain acquisitions of the stock or assets of another company.

Following the Business Combination, under the Israeli Companies Law we will be permitted to create and issue shares having rights different from those attached to the SatixFy Ordinary Shares. For a discussion of such different rights, see “Description of SatixFy Ordinary Shares — Anti-takeover Provisions.” SatixFy otherwise intends to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. It may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules.
Chairman of the Board
The A&R Articles of Association to be effective upon the Closing provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his term as a director, unless resolved otherwise by the board of directors. Under the Israeli Companies Law, the chief executive officer (or any relative of the chief executive officer) may not serve as the chairman of the board of directors, and the chairman (or any relative of the chairman) may not be vested with authorities of the chief executive officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:
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at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

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the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed 2% of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairman of the board may not serve in any other position in the company or a controlled company, but he may serve as a director or chairman of a subsidiary.
Committees of the Board of Directors
The board of directors will have the following standing committees: an audit committee and a compensation committee.
Audit Committee
Israeli Companies Law Requirements
Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee (the “Audit Committee”) comprised of at least three directors.
Listing Requirements
Under the corporate governance rules of Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.
The members of the Audit Committee are expected to be                 ,                 and                 . The board of directors is expected to designate                 as an “audit committee financial expert” and to determine that each member is “financially literate” under the Nasdaq rules. The board of directors is also expected to determine that each member of the Audit Committee is “independent” as defined under the Nasdaq rules and Exchange Act rules and regulations.
Audit Committee Role
Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Israeli Companies Law, the SEC rules, and the corporate governance rules of Nasdaq. These responsibilities include:
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retaining and terminating our independent auditors, subject to ratification by the board of directors and by the shareholders;

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pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

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overseeing the accounting and financial reporting processes of our company;

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managing audits of our financial statements;

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preparing all reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

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reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication, filing, or submission to the SEC;

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recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Israeli Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

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reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that may have a material impact on the financial statements;

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identifying irregularities in our business administration, including by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

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reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Israeli Companies Law; and

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establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee
Israeli Companies Law Requirements
Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee comprised of at least three directors (the “Compensation Committee”).
Listing Requirements
Under the corporate governance rules of Nasdaq we are required to maintain a compensation committee consisting of at least two independent directors.
The members of the Compensation Committee are expected to be           ,                 and                 . The board of directors is expected to determine that each member of the Compensation Committee is “independent” as defined under the Nasdaq listing standards. The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers.
Compensation Committee Role
In accordance with the Israeli Companies Law, the responsibilities of the compensation committee are, among others, as follows:
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recommending to the board of directors with respect to the approval of the compensation policy for “office holders” (a term used under the Israeli Companies Law, which essentially means directors and executive officers) and, once every three years, regarding any extensions to a compensation policy that has been in effect for a period of more than three years;

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reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation plan;

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resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

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exempting, under certain circumstances, from the requirement of approval by the general meeting of shareholders, transactions with a candidate to serve as the chief executive officer of SatixFy.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of Nasdaq and include among others:
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recommending to our board for its approval a compensation policy in accordance with the requirements of the Israeli Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Israeli Companies Law;
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reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

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approving and exempting certain transactions regarding office holders’ compensation pursuant to the Israeli Companies Law; and

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administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation Policy under the Israeli Companies Law
In general, under the Israeli Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, a compensation policy must be approved at least once every three years, first, by the issuer’s board of directors, upon recommendation of its compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a general shareholders meeting, provided that either:
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such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such compensation policy and who are present and voting (excluding abstentions); or

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the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the company’s aggregate voting rights.

In the event that the shareholders fail to approve the compensation policy in a duly convened meeting, the board of directors may nevertheless override that decision, provided that the compensation committee and then the board of directors decide, on the basis of detailed reasons and after further review of the compensation policy, that approval of the compensation policy is for the benefit of the company despite the failure of the shareholders to approve the policy.
If a company that adopts a compensation policy in advance of its initial public offering (or in this case, prior to the closing of the Business Combination) describes the policy in its prospectus for such offering, then that compensation policy shall be deemed validly adopted in accordance with the Israeli Companies Law and will remain in effect for term of five years from the date such company becomes a public company.
The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors as set forth in the Israeli Companies Law, including advancement of the company’s objectives, business plan and long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:
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the education, skills, experience, expertise and accomplishments of the relevant office holder;

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the office holder’s position, responsibilities and prior compensation agreements with him or her;

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the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

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if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

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if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:
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with regard to variable components of compensation:

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with the exception of office holders who report directly to the chief executive officer, provisions determining the variable components on the basis of long-term performance and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder’s contribution to the company; and

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the ratio between variable and fixed components, as well as the limit on the values of variable components at the time of their grant.

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a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

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the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

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a limit on retirement grants.

Our compensation policy, which will become effective immediately after the consummation of the Business Combination, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, its compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.
The compensation policy also addresses our executive officers’ individual characteristics (such as their respective positions, education, scope of responsibilities and contribution to the attainment of its goals) as the basis for compensation variation among its executive officers and considers the internal ratios between compensation of its executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed    % of each executive officer’s total compensation package with respect to any given calendar year.
An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than its chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the chief executive officer. The annual cash bonus that may be granted to executive officers other than our chief executive officer may be based entirely on a discretionary evaluation. Furthermore, our chief executive officer will be entitled to recommend performance objectives, and such performance objectives will be approved by the Compensation Committee (and, if required by law, by our board of directors).
The performance measurable objectives of our chief executive officer will be determined by our Compensation Committee and board of directors. A non-material portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the Compensation Committee and the board of directors based on quantitative and qualitative criteria.
The equity-based compensation under the compensation policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus. Primary objectives include enhancing the alignment between the executive officers’ interests and our long-term interests and those of its shareholders and strengthening the retention and the motivation of executive officers in the long term. our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with its share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.
In addition, the compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables its chief executive officer to approve immaterial changes in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure its executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations as set forth therein.
The compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded on Stock Exchanges Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in the compensation policy.
Our compensation policy, which was approved by its board of directors and shareholders on        , 2022, will become effective upon the closing of the Business Combination and is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
Compensation of Directors and Executive Officers
Directors
Under the Israeli Companies Law, the compensation of a public company’s directors requires the approval of (i) its compensation committee, (ii) its board of directors and, unless exempted under regulations promulgated under the Israeli Companies Law, (iii) the approval of its shareholders at a general meeting. In addition, if the compensation of a public company’s directors is inconsistent with the company’s compensation policy, then those inconsistent provisions must be separately considered by the compensation committee and board of directors, and approved by the shareholders by a special vote in one of the following two ways:
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at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

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the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against the inconsistent provisions of the compensation package does not exceed 2% of the aggregate voting rights in the company.

Executive Officers other than the Chief Executive Officer
The Israeli Companies Law requires the compensation of a public company’s office holders (other than the chief executive officer) be approved in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special vote as discussed above with respect to the approval of the compensation that is inconsistent with the compensation policy).
However, there are exceptions to the foregoing approval requirements with respect to non-director office holders. If the shareholders of the company do not approve the compensation of a non-director office holder, the compensation committee and board of directors may in special circumstances override the shareholders’ disapproval for such non-director office holder provided that the compensation committee and the board of directors each document the basis for their decision to override the disapproval of the shareholders and approve the compensation.
An amendment to an existing compensation arrangement with a non-director office holder requires only the approval of the compensation committee, if the compensation committee determines that the amendment is immaterial. However, if the non-director office holder is subordinate to the chief executive officer, an amendment to an existing compensation arrangement shall not require the approval of the compensation committee if (i) the amendment is approved by the chief executive officer, (ii) the company’s compensation policy allows for such immaterial amendments to be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.
Chief Executive Officer
Under the Israeli Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee, (ii) the company’s board of directors and (iii) the company’s shareholders (by a special vote as discussed above with respect to the approval of director compensation that is inconsistent with the compensation policy). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may in special circumstances override the shareholders’ decision provided that they each document the basis for their decision and the compensation is in accordance with the company’s compensation policy.
In the case of a new chief executive officer, the compensation committee may waive the shareholder approval requirement with regard to the compensation of a candidate for the chief executive officer position if the compensation committee determines that: (i) the compensation arrangement is consistent with the company’s compensation policy, (ii) the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and (iii) subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. However, if the chief executive officer candidate will serve as a member of the board of directors, such candidate’s compensation terms as chief executive officer must be approved in accordance with the rules applicable to approval of compensation of directors.
Aggregate Compensation of Directors and Executive Officers
The aggregate compensation (not including bonuses or share-based compensation) paid by us and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2021 was approximately $3.0 million. This amount includes $2.0 million of amounts set aside or accrued to provide pension, severance, retirement or similar benefits, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. This amount excludes bonuses earned with respect to 2021, which have not yet been determined, and share-based compensation, which we are not yet able to calculate without unreasonable effort.
As of December 31, 2021, options to purchase 4,361,731 of our ordinary shares (or                 ordinary shares after giving effect to the Pre-Closing Recapitalization at the currently anticipated split ratio, which is subject to change) granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $2.40 per ordinary share (or $      per ordinary share after giving effect to the Pre-Closing Recapitalization at the currently anticipated split ratio, which is subject to change).
Code of Ethics
Upon consummation of the Business Combination, we will adopt a code of ethics applicable to the board of directors and all employees, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards.
Equity Incentive Plans
2020 Share Award Plan
On May 12, 2020, we adopted our 2020 Share Award Plan and the EMI options Addendum to the 2020 Share Award Plan, and on September 30, 2020, we adopted the U.S. Addendum to the 2020 Share Award Plan (together the “Plans”). The purpose of the 2020 Share Award Plan is to advance our and our shareholders’ interests by attracting and retaining the best available personnel for positions of substantial responsibility and provide additional incentive to our officers, directors, employees and other key persons, upon whose judgment, initiative and efforts we depend for the successful conduct of our business, to acquire a proprietary interest in the Company and/or its Affiliates. Under the 2020 Share Award Plan, select eligible participants have been granted stock options. The 2020 Share Award Plan is administered by our board of directors or, at the discretion of our board, a committee of directors.
Authorized Shares.   The 2020 Share Award Plan provides for the grant of options and/or shares, including restricted shares, and/or restricted share units and/or stock appreciation rights and/or performance units, performance shares and other stock or cash awards to employees, officers, directors, advisors and consultants of SatixFy and its subsidiaries. As of the date of this proxy statement/prospectus, we had 8,988,105 SatixFy Ordinary Shares reserved for issuance under the 2020 Share Award Plan, of which            stock options to purchase SatixFy Ordinary Shares remain outstanding. The maximum number of shares which may be received under the 2020 Share Award Plan is determined by the board of directors from time to time, subject to the maximum authorized number of shares we may issue under the A&R Articles of Association.
Administration.   SatixFy’s board of directors, or a committee of SatixFy’s board of directors, appointed by the board, administers the Plans. Under the Plans, the administrator has the authority, subject to applicable law and subject to terms and conditions included in the Plans, to construe and interpret the terms of the Plans and any award granted pursuant to the Plans, to designate recipients of option grants, to determine the fair market value of a SatixFy Ordinary Share, to determine and amend the terms of awards, including the exercise price of options, to accelerate the vesting periods of the awards granted under the Plans, the time and vesting schedule applicable to an option grant or the method of payment for an award and make all other determinations necessary for the administration of the Plans.The administrator also has the authority to amend and rescind rules and regulations relating to the Plans or terminate the Plans at any time before their expiration.
Eligibility.   The Plans provide for granting awards under various tax regimes, including in compliance with Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the “Ordinance”, and Section 3(i) of the Ordinance, and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.
Section 102 allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. Our non-employee consultants and/or controlling shareholders who are considered Israeli residents may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”
Options granted under the U.S. Addendum to the 2020 Share Award Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of incentive stock options granted to certain significant shareholders).
Grants.   All awards granted pursuant to the Plans are evidenced by an award agreement that sets forth the terms and conditions of the award, including the tax designation, expiration date, number of shares subject to such award, vesting schedule, exercise price, and conditions. Each award will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator or required by applicable law.
Exercise.   An award under the Plans may be exercised by providing SatixFy with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law and subject to the Plans. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Plans, the administrator may, in its discretion, among others, accept cash or otherwise provide for net withholding of shares.
Termination of Employment.   In the event of termination of a grantee’s employment or service with SatixFy or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the Plans.
In the event of termination of a grantee’s employment or service with SatixFy or any of its affiliates due to such grantee’s death or total and permanent disability, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator or specified in the terms and conditions included in the Plans. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the twelve months period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the Plans.
Notwithstanding any of the foregoing, if a grantee’s employment or services with SatixFy or any of its affiliates is terminated for “cause” (as defined in the 2020 Share Award Plan), unless otherwise determined by the administrator or specified in the terms and conditions included in the Plans, all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and all shares issued upon previous exercise or vesting of awards of such grantee shall be subject to repurchase at their nominal value, for no value or for the exercise price previously received by SatixFy, as the administrator deems fit, and the shares covered by such awards shall again be available for issuance under the Plans.
Transactions.   In the event of a shares split, reverse shares split, shares dividend, recapitalization, combination or reclassification of our shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration SatixFy (but not including the conversion of any convertible securities of SatixFy), the administrator in its sole discretion may, and where required by applicable law shall, without the need for a consent of any holder, make an appropriate adjustment in order to adjust (i) the number of shares reserved and available for the outstanding awards and (ii) the exercise price per share covered by any award; provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share.

In the event of a single transaction and/or a series of transactions in connection with any of the following events: (i) the sale, transfer or other disposition of all or substantially all of the assets of SatixFy for cash, securities or any other asset, (ii) a sale (including an exchange) of all or substantially all of the shares of StixFy, (iii) a merger, acquisition, consolidation, amalgamation or like transaction of SatixFy with or into another corporation whereas SatixFy is not the surviving company, (iv) a scheme of arrangement for the purpose of effecting such sale, merger, acquisition, consolidation or amalgamation, or (v) such other transaction that is determined by the Board to be a transaction having a similar effect a merger or consolidation of SatixFy, then without the consent or action of the grantee unless otherwise determined by the administrator, any outstanding award will be assumed or substituted by such successor corporation.
In the event that the awards are not assumed or substituted (all or in part), the administrator may (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of an award, as to all or part of the shares covered by the award which would not otherwise be exercisable or vested and/or cancel all of the unvested awards and/or (b) cancel the award and pay in cash and/or shares of SatixFy to the grantees for any vested awards, as determined by the administrator as fair in the circumstances. Notwithstanding the foregoing, the administrator may upon such events amend, modify or terminate the terms of any award as it shall deem, in good faith, appropriate.
Employment and Incentive Arrangements with our Directors
Employment Agreement — Mr. David Ripstein
SatixFy Israel Ltd. entered into an agreement with Mr. David Ripstein, effective June 26, 2022, pursuant to which Mr. Ripstein agreed to provide CEO services to SatixFy Israel Ltd. and its affiliates. The Compensation to be paid to Mr. Ripstein pursuant to this agreement consists of, (i) a monthly gross salary of NIS 110,000 (which is equivalent to approximately $34,000 as of the date hereof), (ii) a signing bonus in the NIS equivalent amount of US$100,000, payable 6 months after the effective date of the agreement, (iii) an annual bonus opportunity of up to the NIS equivalent of US$250,000, prorated to a maximum of US$125,000 for fiscal year 2022, of which US$100,000 is guaranteed, (iv) options to purchase 800,000 ordinary shares of SatixFy at an exercise price of $2.50 per share issued pursuant to the terms of the 2020 Share Award Plan, which shall vest quarterly in equal installments over four years, provided that if a change of control (meaning a simultaneous ownership change of more than 50% of the outstanding SatixFy shares) occurs within 18 months of the effective date of the agreement (the “Cliff Period”), 200,000 of such options shall atomically vest, and if a change of control occurs after the Cliff Period, 100% of such options shall automatically vest, and (v) other customary executive perquisites and benefits.
Services Agreement — Mr. Yoel Gat
Effective January 1, 2013, SatixFy Israel Ltd. entered into a services agreement with Ilan Gat Ltd. (“Ilan Gat”), an entity organized under the laws of the State of Israel and controlled by Mr. Yoel Gat, the CEO and a significant shareholder of SatixFy, and amended as of June 27, 2017, September 6, 2020 and January 4, 2021. Pursuant to this agreement, Mr. Gat provides CEO services to SatixFy Israel Ltd. and its affiliates. The compensation paid to Ilan Gat for Mr. Gat’s services consists of, (i) a monthly fee of $55,000, (ii) a yearly bonus of 0.67% out of the incremental year to year growth in equity in the consolidated financial statements of SatixFy Communications Ltd. and (iii) an annual bonus of 0.67% out of the incremental year to year growth in revenues of SatixFy Communications Ltd. The service agreement further provides for garden leave equal to (i) 3 months’ base salary upon termination due to mutual written agreement or (ii) 6 months’ base salary plus VAT upon termination without cause (if such termination is approved by 51% of the board of directors). The service agreement provides for (i) a one year non-compete with respect to any business “anywhere in the world” that competes, directly or indirectly, with SatixFy Israel Ltd. or is based on similar technology to that of SatixFy Israel Ltd., (ii) standard confidentiality provisions and (iii) duty to perfect, enforce or defend trade secrets.
Services Agreement — Ms. Simona Gat
SatixFy Israel Ltd. and Ilan Gat are parties to an additional Services Agreement, effective January 1, 2013, and amended as of June 27, 2017, September 6, 2020 and January 4, 2021, for services provided by

Simona Gat. Pursuant to this agreement, Ms. Simona Gat provides presidential and management services to SatixFy Israel Ltd. and its affiliates. The compensation paid to Ilan Gat for Ms. Gat’s services consists of, (i) a monthly fee of $55,000, (ii) a yearly bonus of 0.67% out of the incremental year to year growth in equity in the consolidated financial statements of SatixFy Communications Ltd. and (iii) an annual bonus of 0.67% out of the incremental year to year growth in revenues of SatixFy Communications Ltd. The service agreement further provides for garden leave equal to (i) 3 months’ base salary upon termination due to mutual written agreement or (ii) 6 months’ base salary upon termination without cause (if such termination is approved by 76% of the board of directors). The service agreement further provides for (i) a one year non-compete with respect to any business “anywhere in the world” that competes, directly or indirectly, with SatixFy Israel Ltd. or is based on similar technology to that of SatixFy Israel Ltd., (ii) standard confidentiality provisions and (iii) duty to perfect, enforce or defend trade secrets.
Services Agreement — Mr. Yoav Leibovitch
SatixFy Israel Ltd. and RaySat Ltd. (“RaySat”), an entity organized under the laws of the State of Israel and controlled by Mr. Yoav Leibovitch, our CFO, Co-Chairman of the board of directors and one of our significant shareholders, are parties to a Services Agreement effective as of January 1, 2013 (as amended as of June 27, 2017, September 6, 2020 and January 4, 2021). Pursuant to this agreement, Mr. Yoav Leibovitch provides financial management, business development, presidential and management services to SatixFy Israel Ltd. and its affiliates. The compensation paid to RaySat for Mr. Leibovitch’s services consists of, (i) a monthly fee of 85,000, (ii) a yearly bonus of 0.67% out of the incremental year to year growth in equity in the consolidated financial statements of SatixFy Communications Ltd, effective 2021 and (iii) an annual bonus of 0.67% out of the incremental year to year growth in revenues of SatixFy Communications Ltd. Subject to the consummation of a SPAC transaction or the initial public offering of SatixFy, the foregoing percentages shall increase to 1% each. The service agreement further provides for garden leave equal to (i) 3 months’ base salary upon termination due to mutual written agreement or (ii) 6 months’ base salary plus VAT upon termination without cause (if such termination is approved by 51% of the board of directors). The service agreement provides for (i) a one year non-compete with respect to any business “anywhere in the world” that competes, directly or indirectly, with SatixFy Israel Ltd. or is based on similar technology to that of SatixFy Israel Ltd., (ii) standard confidentiality provisions and (iii) duty to perfect, enforce or defend trade secrets.
Employment Agreement – Doron Rainish.
Effective as of the incorporation of our subsidiary, SatixFy Israel Ltd, in 2012, SatixFy Israel Ltd entered into an employment agreement with Doron Rainish to serve as Chief Technology Officer, which was amended amended on December 1, 2016. The employment agreement provides for compensation equal to an annual gross amount of NIS 564,000 (which is equivalent to approximately $175,000 as of the date hereof) plus $60,000 as “13 Salary” paid in four quarterly installments of $15,000 in the NIS equivalent. The employment agreement further provides for severance equal to two months’ base salary and an additional 8.33% employer contribtion to any pension insurance. The employment agreement further provides for (i) pension insurance up to 14.33% employer contribution, depending on the type of insurance, (ii) advanced study fund with 7.5% employer contribution up to the limit recognized by the Income Tax Authority and (iii) employer car and mileage payments.
Services Agreement and Option Grant — Lord David Willetts.
On September 7, 2020, we entered into a Board Member Services Agreement with Lord David Willets, who serves as a director of the Company. With respect of his services as a director of the Company, Lord Willetts shall be entitled to receive annual remuneration and remuneration for participating in meetings at a fixed amount according to the applicable UK remuneration regulations. Pursuant to this agreement, Lord Willets is entitled to receive 50,000 non-tradable options exercisable into 50,000 SatixFy Ordinary Shares in accordance with the terms of the 2020 Share Award Plan.
Internal Auditor
Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is,

among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Israeli Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Israeli Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of the date of this proxy statement/prospectus, SatixFy has not yet appointed an internal auditor.
Approval of Related Party Transactions under Israeli Law
Fiduciary Duties of Directors and Executive Officers
The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director, and any other manager directly subordinate to the general manager. Each person listed in the table under “Management Following the Business Combination —Management and Board of Directors” is an office holder under the Israeli Companies Law.
An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would act under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:
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information on the business advisability of a given action brought for the office holder’s approval or performed by virtue of the office holder’s position; and

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all other important information pertaining to such action.

The duty of loyalty requires an office holder to act in good faith and in the best interests of the company, and includes, among other things, the duty to:
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refrain from any act involving a conflict of interest between the performance of the office holder’s duties in the company and the office holder’s other duties or personal affairs;

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refrain from any activity that is competitive with the business of the company;

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refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for the office holder or others; and

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disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of the office holder’s position.

Under the Israeli Companies Law, a company may approve an act, specified above, which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, neither the act nor its approval harms the company, and the personal interest of the office holder is disclosed a sufficient time before the approval of such act. Any such approval is subject to the terms of the Israeli Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.
Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions
The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director, or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.
If it is determined that an office holder has a personal interest in a non-extraordinary transaction (meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities), approval by the board of directors is required for the transaction unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.
Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.
A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.
Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest, and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.
For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “Management Following the Business Combination — Compensation of Directors and Executive Officers.”
Shareholder Duties
Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:
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an amendment to the company’s articles of association;

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an increase of the company’s authorized share capital;

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a merger; or

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interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.
Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote, and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Certain Relationships and Related Person Transactions — EDNCU
Founder Shares
On April 26, 2021, the Sponsor purchased 5,750,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. On June 7, 2021, the Sponsor transferred 25,000 Founder Shares to Mitsui & Co., LTD., an advisory board member. On August 13, 2021, the Sponsor transferred 35,000 Founder Shares to each of Gary D. Begeman, Henry E. Dubois and Michael Leitner, our independent directors, and 25,000 Founder Shares to each of Eddie Kato and Simon Cathcart, our advisory board members. Following the EDNCU IPO, EDNCU’s initial shareholders collectively own 15% of its issued and outstanding shares. In connection with the EDNCU IPO, the Sponsor transferred 1,500,000 Founder Shares to the anchor investors on September 17, 2021. On November 3, 2021, 750,000 Founder Shares were forfeited by the Sponsor when the EDNCU IPO underwriters’ over-allotment option expired unexercised.
Private Placement Warrants
The Sponsor and Cantor have purchased an aggregate of 7,630,000 EDNCU Private Warrants for a purchase price of $1.00 per warrant ($7,630,000 in the aggregate) in a private placement that occurred simultaneously with the closing of the EDNCU IPO. Each EDNCU Private Warrant may be exercised for one EDNCU Class A ordinary share at a price of $11.50 per share, subject to certain adjustments. The EDNCU Private Warrants (including the EDNCU Class A ordinary shares issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of EDNCU’s initial business combination.
Administrative Services Agreement
EDNCU entered into an Administrative Services Agreement with an affiliate of the Sponsor, pursuant to which EDNCU pays a total of $10,000 per month for office space, administrative and support services to such affiliate. Upon completion of EDNCU’s initial business combination or its liquidation, EDNCU will cease paying these monthly fees. Accordingly, in the event the consummation of EDNCU’s initial business combination takes the maximum 18 months, an affiliate of the Sponsor will be paid a total of $180,000 ($10,000 per month) for office space, administrative and support services and will be entitled to be reimbursed for any out-of-pocket expenses.
Reimbursement of Expenses
The Sponsor, EDNCU’s directors and officers, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on EDNCU’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. EDNCU’s audit committee reviews on a quarterly basis all payments that were made to the Sponsor, EDNCU’s directors or officers or any of their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on EDNCU’s behalf.
Related Party Notes
The Sponsor issued a promissory note allowing EDNCU to borrow up to $300,000 under an unsecured promissory note to be used for a portion of the expenses of the EDNCU IPO. EDNCU had borrowed $148,372 under the promissory note, which was fully repaid on September 17, 2021. There are currently no amounts outstanding under the promissory note.
In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of EDNCU’s directors and officers may, but are not obligated to, loan EDNCU funds as may be required. If EDNCU completes its initial business combination, it may repay such loaned amounts out of the proceeds of the Trust Account released to EDNCU. Otherwise, such loans may be repaid only out of funds held outside the

Trust Account. In the event that the initial business combination does not close, EDNCU may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into EDNCU warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the EDNCU Private Warrants issued to the Sponsor. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. EDNCU does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor or certain of EDNCU’s directors and officers as EDNCU do not believe third parties will be willing to loan such funds and provide a waiver of any and all rights to seek access to funds in the Trust Account.
After EDNCU’s initial business combination, members of EDNCU’s management team who remain with the combined company may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to EDNCU shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to EDNCU shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider EDNCU’s initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive officer and director compensation.
PIPE Financing
Concurrently with the execution of the Business Combination Agreement, EDNCU and SatixFy entered into the Subscription Agreements with the PIPE Investors. Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and SatixFy agreed to issue and sell to the PIPE Investors, immediately prior to the closing of the Business Combination, an aggregate of 2,910,000 PIPE Units consisting of (i) one SatixFy Ordinary Share and (ii) one-half of one redeemable warrant exercisable for one SatixFy Ordinary Share at a price of $11.50 per share for a purchase price of $10.00 per PIPE Unit, for gross proceeds of $29,100,000, on the terms and subject to the conditions set forth in the applicable Subscription Agreements. Affiliates of the Sponsor agreed to purchase $10,000,000 of PIPE Units pursuant to the Subscription Agreements on the same terms and conditions as all other PIPE Investors. The ordinary shares and the warrants which comprise the PIPE Units are not attached and will trade separately without any instruction or detachment obligations on the part of SatixFy, the PIPE Investors or the warrant agent.
Registration Rights
The holders of the Founder Shares, the EDNCU Private Warrants and any warrants that may be issued on conversion of working capital loans (and any EDNCU Class A ordinary shares issuable upon the exercise of the EDNCU Private Warrants or warrants issued upon conversion of the working capital loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to the A&R Registration Rights Agreement, which requires EDNCU to register such securities for resale (in the case of the Founder Shares, only after conversion to EDNCU Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that EDNCU register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent EDNCU’s completion of its initial business combination and rights to require EDNCU to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the &R Registration Rights Agreement provides that EDNCU will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. EDNCU will bear the expenses incurred in connection with the filing of any such. Notwithstanding the foregoing, the underwriters of the EDNCU IPO may not exercise their demand and “piggyback” registration rights until five years after the effective date of the registration statement relating to the EDNCU IPO and may not exercise their demand rights on more than one occasion.
Certain Relationships and Related Person Transactions — SatixFy
The following is a description of certain related party transactions in effect upon the consummation of the Business Combination with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than employment, compensation and indemnification arrangements which are described under “Management Following the Business Combination,” which are incorporated by reference herein.
A&R Shareholders’ Agreement
Concurrently with the execution of the Business Combination Agreement, SatixFy, the Sponsor and certain shareholders of SatixFy entered into the A&R Shareholders’ Agreement, pursuant to which various parties to the A&R Shareholders’ Agreement will be entitled to customary piggyback registration rights, in each case subject to certain limitations set forth in the A&R Shareholders’ Agreement. In addition, the A&R Shareholders’ Agreement provides that SatixFy will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the A&R Shareholders’ Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to SatixFy securities, and all such prior agreements shall be terminated.
Additionally, under the A&R Shareholders’ Agreement, each of the shareholders of SatixFy party thereto (other than the Sponsor) have agreed not to transfer its SatixFy Ordinary Shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter. See “Agreements Entered Into in Connection with the Business Combination Agreement — Amended and Restated Shareholders’ Agreement.”
Development Agreement — Jet Talk
On February 6, 2018, SatixFy entered into two development agreements with Jet Talk Limited, a joint venture company owned by SatixFy (51%) and ST Electronics (Satcom & Sensor Systems) Pte Ltd. (49%), an affiliate of our shareholder ST Engineering iDirect, Inc., to provide an electronically steerable Panel Antenna Array and supporting modem for a total consideration of $33,000 to be provided during 2018 through 2022.
See Note 8, under the heading “Investment in Jet-Talk”, to SatixFy’s consolidated financial statements included elsewhere in this proxy statement/prospectus.
Product Development and Sales Arrangements — iDirect
On December 20, 2013, our subsidiary, SatixFy Israeli Ltd., signed an agreement with an affiliate of our shareholder ST Engineering iDirect, Inc. (“iDirect”), for the manufacturing and sale of certain of SatixFy’s products and modem chips. The products were delivered during 2017 and 2018.
On April 4, 2016, the Company signed a framework agreement with iDirect for the development, manufacturing and sale of 90,000 S-IDU units manufactured by the Company. The framework agreement has a term of 10 years with an option to mutually extend the agreement by an additional 5 years. To date, SatixFy has generated R&D/development revenues of approximately $20 million and product sales of approximately $8 million dollars under the framework agreement.
On March 23, 2018, the Company and iDirect signed a memorandum of understanding (the “MOU”), pursuant to which the parties agreed to cooperate to enter into a license agreement under which the Company would grant iDirect a worldwide, non-exclusive, royalty-free license to produce and sell S-IDU products based on certain deliverables to be provided by the Company, such as designs related to the S-IDU products. According to the MOU, the parties acknowledged that iDirect would pay to SatixFy a one-time fee of $1.95 million for such deliverables. In addition, the Company would provide iDirect with the required software tools that iDirect may use to develop an appropriate software package for manufacturing the S-IDU products. The MOU also provided that the Company, through its contract manufacturer, would perform certain upgrades to the terminals already-purchased by iDirect for an additional fee. The MOU had an initial term of one year and was extended for an additional year to March 22, 2020.
On October 26, 2020, SatixFy and iDirect entered into an agreement for the purchase of 18,000 S-IDU units and product support services, for a total value of approximately $2.25 million.
On December 1, 2020, the Company entered into an additional memorandum of understanding with iDirect for a period of one year regarding the possible engagement of SatixFy for assistance in the development, engineering, business development and sales of iDirect products.

Mary P. Cotton serves as a director on the SatixFy board and is expected to serve as a director of SatixFy upon the completion of the Business Combination. Mr. Cotton currently serves as a Senior Advisor at iDirect, where she previously served as Chief Executive Officer from 2007 to 2017 and as a director from 2007 to 2018.
Shareholder Loan
In March 2020, our subsidiary, SatixFy UK Limited entered into a $5 million loan agreement with an existing shareholder, Mr. Alfred H. Moses. The loan was repaid in full in February 2022. The loan bore interest at LIBOR plus 200 basis points for the first 12 months and stepped up an additional 50 basis points every six months thereafter, until it was repaid.
As part of the loan agreement, we granted the shareholder warrants, which, upon exercise, will enable the shareholder to receive series C preferred shares, at an exercise price of $6.078 per share, without giving effect to the Preferred Share Conversion or the Pre-Closing Recapitalization.
See Note 15 to SatixFy’s consolidated financial statements included elsewhere in this proxy statement/prospectus.
Approval of Related Party Transactions under Israeli Law
For a discussion of the approval of related party transactions under Israeli law, see “Management Following the Business Combination — Approval of Related Party Transactions under Israeli Law.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of the material U.S. federal income tax considerations of the Business Combination to U.S. Holders (as defined below) of EDNCU ordinary shares and EDNCU warrants (together, the “EDNCU Securities”). The following discussion also summarizes the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of EDNCU ordinary shares that elect to have their EDNCU ordinary shares redeemed for cash, and the material U.S. federal income tax consequences of the ownership and disposition of SatixFy Ordinary Shares and SatixFy Warrants following the Business Combination. This discussion applies only to EDNCU Securities, SatixFy Ordinary Shares and SatixFy Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).
The following discussion does not purport to be a complete analysis of all potential tax considerations arising in connection with the Business Combination, the redemptions of EDNCU ordinary shares or the ownership and disposal of SatixFy Ordinary Shares and SatixFy Warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum tax or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Neither EDNCU nor SatixFy has sought nor will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.
This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:
•
banks, insurance companies, and certain other financial institutions;

•
regulated investment companies and real estate investment trusts;

•
brokers, dealers or traders in securities that use a mark to market method of tax accounting;

•
tax-exempt organizations or governmental organizations;

•
U.S. expatriates and former citizens or long-term residents of the United States;

•
persons holding EDNCU Securities or SatixFy Ordinary Shares and/or SatixFy Warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to EDNCU Securities or SatixFy Ordinary Shares and/or SatixFy Warrants, as the case may be, being taken into account in an applicable financial statement;

•
persons that actually or constructively own 5% or more (by vote or value) of the outstanding EDNCU Securities or, after the Business Combination, the issued SatixFy Ordinary Shares;

•
“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•
S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

•
persons subject to the “base erosion and anti-abuse” tax;

•
U.S. Holders having a functional currency other than the U.S. dollar;

•
persons who hold or received EDNCU Securities or SatixFy Ordinary Shares and/or SatixFy Warrants, as the case may be, pursuant to the exercise of any employee share option or otherwise as compensation; and

•
tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds EDNCU Securities, SatixFy Ordinary Shares and/or SatixFy Warrants, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION AND THE U.S. FEDERAL INCOME TAX TREATMENT TO HOLDERS OF EDNCU ORDINARY SECURITIES DEPENDS, IN SOME INSTANCES, ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION AND THE U.S. FEDERAL INCOME TAX TREATMENT OF OWNING SATIXFY ORDINARY SHARES AND/OR SATIXFY WARRANTS TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF EDNCU ORDINARY SHARES, SATIXFY ORDINARY SHARES OR SATIXFY WARRANTS.
U.S. Holders
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of EDNCU Securities, SatixFy Ordinary and/or SatixFy Warrants, as the case may be, that is for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

The Business Combination
Tax Consequences of the Business Combination Under Section 368(a) of the Code
It is intended that the Business Combination qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, there are significant factual and legal uncertainties as to whether the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. For example, under Section 368(a) of the Code, the acquiring corporation must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. However, there is an absence of guidance on how certain requirements for Section 368(a) of the Code would apply in the case of an acquisition of a corporation with only investment-type assets, such as EDNCU. Moreover, qualification of the Business Combination as a reorganization is based on certain facts which will not be known until or following the closing of the Business Combination, the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and neither EDNCU nor SatixFy has requested or intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. Accordingly, no assurance can be given that the IRS will not challenge the Business Combination’s qualification as a “reorganization” within the meaning of Section 368(a) of the Code or that a court will not sustain such a challenge by the IRS.

If any requirement for the Business Combination to qualify as a “reorganization” within the meaning of Section 368(a) of the Code is not met, a U.S. Holder of EDNCU Securities generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value of SatixFy Ordinary Shares and/or SatixFy Warrants received by such U.S. Holder in the Business Combination over such U.S. Holder’s tax basis in the EDNCU Securities surrendered by such U.S. Holder in the Business Combination. As discussed in more detail below under “— Application of the PFIC Rules to the Business Combination,” EDNCU believes that it would likely be considered a PFIC for its current taxable year. In that case, the U.S. federal income tax treatment of any such gain or loss recognized by a U.S. Holder will depend on the application of the PFIC rules discussed below. Subject to the application of such PFIC rules, any gain or loss so recognized would generally be long-term capital gain or loss if the U.S. Holder had held the EDNCU Securities for more than one year (or short-term capital gain or loss otherwise). It is unclear, however, whether certain redemption rights (described above) may suspend the running of the applicable holding period for this purpose. Long-term capital gains of non-corporate U.S. Holders (including individuals) currently are eligible for preferential U.S. federal income tax rates. However, the deductibility of capital losses is subject to limitations. A U.S. Holder’s holding period in the SatixFy Ordinary Shares and/or SatixFy Warrants received in the Business Combination, if any, would not include the holding period for the EDNCU Securities surrendered in exchange therefor. In the case of a U.S. Holder that holds EDNCU Securities with differing tax bases and/or holding periods, which generally occurs when blocks of shares are purchased at different times or for different amounts, these tax basis and holding period rules must be applied separately to each identifiable block of EDNCU Securities.
U.S. Holders Exchanging EDNCU Ordinary Securities for SatixFy Ordinary Shares and/or SatixFy Warrants
If the Business Combination qualifies as a “reorganization” under Section 368(a) of the Code, subject to the discussion below under the heading “— Application of the PFIC Rules to the Business Combination,” and assuming that, in the case of any U.S. Holder who would be treated as a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of us following the Business Combination, such U.S. Holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, a U.S. Holder generally would not recognize gain or loss if, pursuant to the Business Combination, the U.S. Holder (i) exchanges only EDNCU ordinary shares (but not EDNCU warrants) for SatixFy Ordinary Shares, (ii) exchanges only EDNCU warrants for SatixFy Warrants, or (iii) both exchanges EDNCU ordinary shares for SatixFy Ordinary Shares and exchanges EDNCU warrants for SatixFy Warrants.
In such a case, the aggregate tax basis of the SatixFy Ordinary Shares received by a U.S. Holder in the Business Combination generally would be equal to the aggregate adjusted tax basis of EDNCU ordinary shares surrendered in exchange therefor. The tax basis in the SatixFy Warrants received by a U.S. Holder in the Business Combination generally would be equal to the adjusted tax basis of the EDNCU warrants exchanged therefor. The holding period of the SatixFy Ordinary Shares and/or SatixFy Warrants received by a U.S. Holder in the Business Combination generally would include the period during which the EDNCU ordinary shares and/or EDNCU warrants, respectively, exchanged therefor were held by such U.S. Holder.
Application of the PFIC Rules to the Business Combination
A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income (including cash). Based upon the composition of its income and assets, EDNCU believes that it would likely be considered a PFIC for its current taxable year which ends as a result of the Business Combination. Regardless if whether the Business Combination qualifies as a “reorganization” under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging warrants of a PFIC for newly issued warrants) recognizes gain (but not loss) notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of EDNCU ordinary shares in connection with the Business Combination if:
1.
EDNCU were classified as a PFIC at any time during such U.S. Holder’s holding period for such EDNCU ordinary shares; and

2.
the U.S. Holder had not timely made, effective from the first taxable year of its holding period of EDNCU ordinary shares during which EDNCU qualified as a PFIC: (a) a valid QEF election (as defined below), or (b) a valid “mark-to-market election” (as defined below), with respect to such EDNCU ordinary shares.

Under those proposed Treasury Regulations, the amount of gain recognized by a U.S Holder would be equal to the excess, if any, of the fair market value of SatixFy Ordinary Shares and/or SatixFy Warrants received by such U.S. Holder in the Business Combination over such U.S. Holder’s tax basis in the EDNCU Securities surrendered by such U.S. Holder in the Business Combination. The tax on any such recognized gain would be imposed based on the Excess Distribution Rules, discussed below under “— Ownership and Disposition of SatixFy Ordinary Shares and SatixFy Warrants by U.S. Holders — Passive Foreign Investment Company Rules.”
The application of the PFIC rules to EDNCU warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” to acquire stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that a QEF election does not apply to options and no mark-to-market election (as described above) is currently available with respect to options. Therefore, if finalized in their current form, these proposed Treasury Regulations may require gain recognition on the exchange of EDNCU warrants for SatixFy Warrants pursuant to the Business Combination Agreement. The tax on any such recognized gain would be imposed based on the Excess Distribution Rules, discussed below under “— Ownership and Disposition of SatixFy Ordinary Shares and SatixFy Warrants by U.S. Holders — Passive Foreign Investment Company Rules.”
It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted or how any such final Treasury Regulations would apply. Therefore, U.S. Holders of EDNCU ordinary shares that have not made a timely QEF election or a mark-to-market election may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Business Combination to the extent their EDNCU ordinary shares and/or EDNCU warrants have a fair market value in excess of their tax basis therein.
THE RULES DEALING WITH PFICS IN THE CONTEXT OF THE BUSINESS COMBINATION ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.
U.S. Holders Exercising Redemption Rights with Respect to EDNCU ordinary shares
Subject to the discussion above under “— Application of the PFIC Rules to the Business Combination,” in the event that a U.S. Holder’s EDNCU ordinary shares are redeemed for cash pursuant to the redemption provisions described herein, the treatment of such redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of stock under Section 302 of the Code. Whether a redemption qualifies as a sale of stock under Section 302 of the Code will depend largely on the total number of EDNCU ordinary shares treated as held by the U.S. Holder relative to all of the EDNCU ordinary shares outstanding, both before and after the redemption.
The redemption of EDNCU ordinary shares generally will be treated as a sale of stock under Section 302 of the Code (rather than a distribution) if the redemption (i) results in a “complete termination” of the U.S. Holder’s interest in EDNCU, (ii) is “substantially disproportionate” with respect to the U.S. Holder or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests (determined immediately after the Business Combination) are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder generally should take into account not only EDNCU ordinary shares actually owned by such U.S. Holder but also EDNCU ordinary shares constructively owned by it. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option.
There will be a complete termination of a U.S. Holder’s interest if either: (i) all of the EDNCU ordinary shares actually and constructively owned by the U.S. Holder are redeemed, or (ii) all of the EDNCU ordinary shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules set forth in the Code and Treasury Regulations, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares (including any shares constructively owned by the U.S. Holder as a result of owning warrants).
In order to meet the “substantially disproportionate” test, the percentage of outstanding voting stock actually or constructively owned by a U.S. Holder immediately following the redemption generally must be less than 80% of the voting stock actually or constructively owned by such U.S. Holder immediately prior to the redemption. Because holders of EDNCU ordinary shares are not entitled to vote on the election of directors prior to the completion of the Business Combination, the EDNCU ordinary shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not apply.
The redemption of the EDNCU ordinary shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in EDNCU. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in EDNCU will depend on such U.S. Holder’s particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. Holders should consult their tax advisors as to the tax consequences of a redemption.
If the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, the U.S. Holder generally would recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of EDNCU ordinary shares redeemed. Such gain or loss generally would be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. Holder’s tax basis in such U.S. Holder’s EDNCU ordinary shares generally will equal the cost of such shares.
If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s EDNCU ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the EDNCU ordinary shares.
Ownership and Disposition of SatixFy Ordinary Shares and SatixFy Warrants by U.S. Holders
Distributions on SatixFy Ordinary Shares
If SatixFy makes distributions of cash or property on the SatixFy Ordinary Shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of SatixFy’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. SatixFy does not intend to provide calculations of its earnings and profits under U.S. federal income tax principles. A U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
Subject to the discussion below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:
•
the SatixFy Ordinary Shares are readily tradable on an established securities market in the United States;

•
SatixFy is neither a PFIC (as discussed below under below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;

•
the U.S. Holder satisfies certain holding period requirements; and

•
the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There can be no assurance that SatixFy Ordinary Shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, there can no assurance that SatixFy will not be treated as a PFIC in any taxable year. See discussion below under “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to SatixFy Ordinary Shares.
Subject to certain exceptions, dividends on SatixFy Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes and will generally be treated as passive category income or, in the case of certain types of U.S. Holders, general category income for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on SatixFy Ordinary Shares. In lieu of claiming a foreign tax credit, a U.S. Holder may elect to deduct foreign taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
THE RULES GOVERNING THE FOREIGN TAX CREDIT ARE COMPLEX, AND THE OUTCOME OF THEIR APPLICATION DEPENDS IN LARGE PART ON THE U.S. HOLDER’S INDIVIDUAL FACTS AND CIRCUMSTANCES. ACCORDINGLY, U.S. HOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE AVAILABILITY OF THE FOREIGN TAX CREDIT IN THEIR PARTICULAR CIRCUMSTANCES.
Sale, Exchange, Redemption or Other Taxable Disposition of SatixFy Ordinary Shares or SatixFy Warrants.
Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally would recognize gain or loss on any sale, exchange, redemption or other taxable disposition of SatixFy Ordinary Shares or SatixFy Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such SatixFy Ordinary Shares or such SatixFy Warrants, as applicable. Any gain or loss recognized by a U.S. Holder on a taxable disposition of SatixFy Ordinary Shares or SatixFy Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the SatixFy Ordinary Shares or SatixFy Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. In the event any non-U.S. tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. Holders should consult their tax advisors regarding the ability to claim a foreign tax credit.

Exercise or lapse of a SatixFy Warrant
Subject to the PFIC rules discussed under “— Passive Foreign Investment Company Rules” below and except as discussed below with respect to the cashless exercise of a SatixFy Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a SatixFy Ordinary Share on the exercise of a SatixFy Warrant for cash. A U.S. Holder’s initial tax basis in its SatixFy Ordinary Shares received upon exercise of the SatixFy Warrant generally should equal the sum of its tax basis in the EDNCU warrant exercised therefor and the exercise price. The U.S. Holder’s holding period for an SatixFy Ordinary Share received upon exercise of the SatixFy Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the SatixFy Warrant and will not include the period during which the U.S. Holder held the SatixFy Warrant. If a SatixFy Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the SatixFy Warrant.
The tax consequences of a cashless exercise of a SatixFy Warrant are not clear under current tax law. Subject to the PFIC rules discussed under “— Passive Foreign Investment Company Rules” below, a cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the SatixFy Ordinary Shares received generally would equal the U.S. Holder’s basis in the SatixFy Warrants exercised therefor. If the cashless exercise is not treated as a gain realization event, a U.S. Holder’s holding period in the SatixFy Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the SatixFy Warrants and will not include the period during which the U.S. Holder held the SatixFy Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the SatixFy Ordinary Shares would include the holding period of the SatixFy Warrants exercised therefor.
It is also possible that a cashless exercise of a SatixFy Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “— Sale, Exchange, Redemption or Other Taxable Disposition of SatixFy Ordinary Shares or SatixFy Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Subject to the discussion below under “— Passive Foreign Investment Company Rules”, the U.S. Holder would recognize capital gain or loss with respect to the SatixFy Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the SatixFy Ordinary Shares that would have been received in a regular exercise of the SatixFy Warrants deemed surrendered, net of the aggregate exercise price of such SatixFy Warrants and (ii) the U.S. Holder’s tax basis in such SatixFy Warrants. In this case, a U.S. Holder’s aggregate tax basis in the SatixFy Ordinary Shares received would equal the sum of (i) U.S. Holder’s tax basis in the SatixFy Warrants deemed exercised and (ii) the aggregate exercise price of such SatixFy Warrants. A U.S. Holder’s holding period for the SatixFy Ordinary Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the SatixFy Warrants and will not include the period during which the U.S. Holder held the SatixFy Warrants.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, including when a U.S. Holder’s holding period would commence with respect to the SatixFy Ordinary Share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of SatixFy Warrants.
Adjustment to Exercise Price
The terms of each SatixFy Warrant provides for an adjustment to the number of SatixFy Ordinary Shares for which the SatixFy Warrant may be exercised or to the exercise price of the SatixFy Warrant in certain events, as discussed under the heading “Description of SatixFy Warrants.” Under Section 305 of the Code, if certain adjustments are made (or not made) to the number of shares to be issued upon the exercise of a SatixFy Warrant or to the SatixFy Warrant’s exercise price, a U.S. Holder may be deemed to have received a constructive distribution with respect to the warrant, which could result in adverse consequences for the U.S. Holder, including the inclusion of dividend income (with the consequences generally as described above under the heading “— Distributions on SatixFy Ordinary Shares”). The rules governing constructive distributions as a result of certain adjustments with respect to a SatixFy Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a SatixFy Warrant.
Passive Foreign Investment Company Rules
The treatment of U.S. Holders of the SatixFy Ordinary Shares and/or SatixFy Warrants could be materially different from that described above, if SatixFy is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
•
at least 75% of its gross income for such year is passive income; or

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at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. For this purpose, SatixFy will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which SatixFy owns, directly or indirectly, 25% or more (by value) of the stock.
Whether SatixFy or any of its subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether SatixFy or any of its subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of SatixFy’s income and assets, and the market value of its and its subsidiaries’ shares and assets. Changes in the composition of SatixFy’s or any of its subsidiaries’ income or composition of SatixFy’s or any of its subsidiaries’ assets may cause it to be or become a PFIC for the current or subsequent taxable years. Because the determination of whether SatixFy for any of its subsidiaries is a PFIC for any taxable year is a factual determination that can only be made at the close of the taxable year, no assurances can be given that SatixFy or any of its subsidiaries will not be or become a PFIC for the taxable year that includes the Business Combination or for any subsequent taxable years. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and SatixFy can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.
Under the PFIC rules, if SatixFy were considered a PFIC at any time that a U.S. Holder owns SatixFy Ordinary Shares and/or SatixFy Warrants, SatixFy would continue to be treated as a PFIC with respect to such investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its SatixFy Ordinary Shares and/or SatixFy Warrants at their fair market value on the last day of the last taxable year in which SatixFy is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the SatixFy Ordinary Shares and/or SatixFy Warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless SatixFy subsequently becomes a PFIC.
For each taxable year that SatixFy is treated as a PFIC with respect to a U.S. Holder’s SatixFy Ordinary Shares or SatixFy Warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its SatixFy Ordinary Shares or SatixFy Warrants (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the SatixFy Ordinary Shares or SatixFy Warrants will be treated as excess distributions. Under these special tax rules:
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the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the SatixFy Ordinary Shares and/or SatixFy Warrants;

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the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which SatixFy is a PFIC, will be treated as ordinary income; and

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the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the SatixFy Ordinary Shares or SatixFy Warrants cannot be treated as capital gains, even though the U.S. Holder holds the SatixFy Ordinary Shares or SatixFy Warrants as capital assets.
Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which SatixFy may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that SatixFy does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of SatixFy’s subsidiaries.
If SatixFy is a PFIC, a U.S. Holder of SatixFy Ordinary Shares (but not SatixFy Warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its SatixFy Ordinary Shares only if SatixFy provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury Regulations. Because SatixFy currently does not intend to provide U.S. Holders with such information on an annual basis, U.S. Holders generally would not be able to make a QEF election with respect to the SatixFy Ordinary Shares.
A U.S. Holder of SatixFy Ordinary Shares (but not SatixFy Warrants) may also avoid taxation under the Excess Distribution Rules by making a mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. The SatixFy Ordinary Shares, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that they will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for SatixFy.
If a U.S. Holder makes a valid mark-to-market election with respect to its SatixFy Ordinary Shares, such U.S. Holder will include in income for each year that SatixFy is treated as a PFIC with respect to such SatixFy Ordinary Shares an amount equal to the excess, if any, of the fair market value of the SatixFy Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the SatixFy Ordinary Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the SatixFy Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the SatixFy Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the SatixFy Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the SatixFy Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the SatixFy Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such SatixFy Ordinary Shares previously included in income. A U.S. Holder’s basis in the SatixFy Ordinary Shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions SatixFy makes would generally be subject to the rules discussed above under “— Distributions on SatixFy Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.
A U.S. Holder that is eligible to make a mark-to-market election with respect to its SatixFy Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.
A U.S. Holder of a PFIC generally is required to file an IRS Form 8621 on an annual basis. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules and the associated reporting requirements to their particular circumstances.
Non-U.S. Holders
The section applies to Non-U.S. Holders of EDNCU ordinary shares, SatixFy Ordinary Shares and SatixFy Warrants. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of EDNCU ordinary shares, SatixFy Ordinary Shares or SatixFy Warrants, as the case may be, that is not a U.S. Holder, including:
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a nonresident alien individual, other than certain former citizens and residents of the United States;

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a foreign corporation; or

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a foreign estate or trust.

Non-U.S. Holders Exercising Redemption Rights with Respect to EDNCU Ordinary Shares
The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s EDNCU ordinary shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s EDNCU ordinary shares, as described above under “— U.S. Holders — U.S. Holders Exercising Redemption Rights with Respect to EDNCU ordinary shares.” Any redeeming Non-U.S. Holder generally will not be subject to U.S. federal income tax on any income or gain recognized as a result of the redemption or be able to utilize a loss in computing such Non-U.S. Holder’s U.S. federal income tax liability, in each case, unless one of the exceptions described below under “— Ownership and Disposition of SatixFy Ordinary Shares by Non-U.S. Holders” applies in respect of such income, gain or loss.
Ownership and Disposition of SatixFy Ordinary Shares and SatixFy Warrants by Non-U.S. Holders
Any (i) distributions of cash or property paid to a Non-U.S. Holders in respect of SatixFy Ordinary Shares or (ii) gain realized upon the sale or other taxable disposition of SatixFy Ordinary Shares or SatixFy Warrants generally will not be subject to U.S. federal income taxation unless:
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the gain or distribution is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

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in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates in the same manner discussed in “— Distributions on SatixFy Ordinary Shares” and “— Sale, Exchange, Redemption or Other Taxable Disposition of SatixFy Ordinary Shares or SatixFy Warrants.”
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a SatixFy Warrant, or the lapse of a SatixFy Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “— U.S. Holders — Exercise or Lapse of a SatixFy Warrant” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of the SatixFy Ordinary Shares and SatixFy Warrants.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
U.S. Holders.   Information reporting requirements may apply to cash received in redemption of EDNCU ordinary shares, distributions on the SatixFy Ordinary Shares, and the proceeds received on sale or other taxable disposition of the EDNCU Securities, the SatixFy Ordinary Shares or SatixFy Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Non-U.S. Holders.   Information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s disposition of EDNCU Securities, SatixFy Ordinary Shares or SatixFy Warrants, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Dividends paid with respect to SatixFy Ordinary Shares and proceeds from the sale of other disposition of the EDNCU Securities, SatixFy Ordinary Shares or SatixFy Warrants received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

CERTAIN MATERIAL ISRAELI TAX CONSIDERATIONS
The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of the SatixFy Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.
Israeli tax considerations
The following is a brief summary of certain material Israeli tax laws applicable to SatixFy, and certain Israeli Government programs that benefit SatixFy. This section also contains a discussion of certain material Israeli tax consequences concerning the ownership and disposition of SatixFy Ordinary Shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, SatixFy cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with a retroactive effect.
THEREFORE, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.
General corporate tax structure in Israel
Israeli companies are generally subject to corporate tax at a flat rate. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduced the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Benefited Enterprise or a Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to corporate tax rate.
Law for the Encouragement of Industry (Taxes), 5729-1969
The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” SatixFy may qualify as an Industrial Company within the meaning of the Industry Encouragement Law.
The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than certain income (such as income from certain government loans) is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.
Following are the main tax benefits available to Industrial Companies:
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Amortization of the cost of purchased patent, rights to use a patent, and know-how, which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

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Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies;

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Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.
Tax benefits and grants for research and development
Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:
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The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

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The research and development must be for the promotion of the company; and

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The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version) 5721-1961, or the Ordinance. Expenditures that are unqualified under the conditions above are deductible, under certain conditions, in equal amounts over three years.
From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct research and development expenses during the year of the payment, we may be able to deduct research and development expenses in equal amounts over a period of three years commencing in the year of the payment of such expenses.
Law for the Encouragement of Capital Investments, 5719-1959
The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, the Company is required to comply with the requirements of the Investment Law.
The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.
Tax benefits under the 2011 Amendment
The 2011 Amendment introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011.

The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, subject to certain conditions and during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.
Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to tax at the following rates: (i) Israeli resident corporations — 0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals — 20% (iii) non-Israeli residents (individuals and corporations) — 20%, or such lower rate under the provisions of any applicable double tax treaty (subject to the receipt in advance of a valid withholding certificate from the ITA allowing for a reduced tax rate). The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, as defined below), which may be reduced by applying in advance for a withholding certificate from the Israel Tax Authority. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.
The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.
SatixFy currently does not intend to implement the 2011 Amendment.
New tax benefits under the 2017 Amendment that became effective on January 1, 2017
The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.
The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as having a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined in the Investment Law. The corporate tax rate is further reduced to 7.5% with respect to a Preferred Technological Enterprise located in development zone “A.” In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority.
The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (including group consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special

Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.
Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to tax at the rate of 20% (in the case of non-Israeli shareholders — subject to the receipt in advance of a valid withholding certificate from the Israel Tax Authority allowing for a reduced tax rate of 20%, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period), which may be reduced by applying in advance for a withholding certificate from the Israel Tax Authority. In addition, if such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld.
SatixFy believes that it may be eligible to the tax benefits under the 2017 Amendment.
Taxation of our shareholders
Capital Gains Tax on Sales of SatixFy Ordinary Shares
Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies, by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.
Capital gains taxes applicable to non-Israeli resident shareholders.
A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax if, among other conditions, the capital gain derived from the sale of shares was not attributed to a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.
Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the U.S. Resident would be subject to Israeli tax (unless exempt under the Israeli domestic law as described above). Under the United States Israel Tax Treaty, the gain may be treated as foreign source income for United States foreign tax credit purposes, upon an election by the U.S. Resident, and such U.S. Resident may be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits. The United States Israel Tax Treaty does not provide such credit against any United States state or local taxes.
Regardless of whether shareholders may be liable for Israeli tax on the sale of SatixFy Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., provide resident certificate and other documentation).
Capital gains taxes applicable to Israeli resident shareholders.
An Israeli resident corporation that derives capital gains from the sale of shares will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23%). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder is claiming deduction of interest expenditures or he is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2022 plus 3% Surtax, if applicable). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.
Taxation of Israeli shareholders on receipt of dividends.
An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance is exempt from tax on dividend.
Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see “Certain Material Israeli Tax Considerations — Law for the Encouragement of Capital Investments, 5719-1959 — New tax benefits under the 2017 Amendment that became effective on January 1, 2017.”
Taxation of non-Israeli shareholders on receipt of dividends.
Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, Approved Enterprise or Beneficial Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to the outstanding voting rights and the gross income for the previous year (as set forth in the previous sentences) are met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires appropriate documentation presented and specific instruction received from the Israeli Tax Authorities to the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will have to comply with some administrative procedures with the Israeli Tax Authorities in order to receive back the excess tax withheld.
A foreign resident who had income from a dividend that was accrued from Israeli source, from which the full tax was deducted, will be generally exempt from filing a tax return in Israel, unless (i) such income was generated from a business conducted in Israel by him, (ii) he has other taxable sources of income in Israel with respect to which a tax return is required to be filed, or (iii) he is liable to additional Surtax (see below) in accordance with section 121B of the Ordinance.
Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see “Certain Material Israeli Tax Considerations — Law for the Encouragement of Capital Investments, 5719-1959 — New tax benefits under the 2017 Amendment that became effective on January 1, 2017.”
Surtax
Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,241 for 2022, which amount is linked to the annual change in the Israeli consumer price index.
Estate and Gift Tax
Israeli law presently does not impose estate or gift taxes.
Israeli Tax Ruling
EDNCU, in coordination with SatixFy intends to file an application with the ITA for a tax ruling (the “Tax Ruling”), which is intended, if and when it is obtained, to provide, among other things, the following (which ruling will be subject to customary conditions regularly associated with such a ruling): (i) the exchange of the share capital of EDNCU held by a shareholder of EDNCU who holds less than five percent (5%) of the share capital of the EDNCU 10 days prior to closing date of the Business Combination for SatixFy Ordinary Shares will be deferred until the actual sale of the SatixFy Ordinary Shares; (ii) the exchange of EDNCU Warrants for SatixFy Warrants will not be a taxable event in Israel; and (iii) SatixFy will not be required to withhold Israeli tax on any consideration paid to the shareholders of EDNCU.
The main conditions, limitations and restrictions under the Ordinance that are applicable to the Tax Ruling are expected to be as follows: (1) the ratio between the market value of the transferred EDNCU ordinary shares and the market value of the combined group immediately after the exchange of shares is equal to the ratio between the market value of the issued SatixFy Ordinary Shares and the market value of all rights in the combined group immediately after the exchange of shares; (2) the SatixFy Ordinary Shares issued to all of the transferors grant equal rights to all of such transferors; and (3) all of the shares and all of the rights of a transferor (and of parties associated with it) to purchase shares in EDNCU are transferred as part of the exchange of shares, unless the ITA approves otherwise.
There is no assurance that the Tax Ruling will be obtained, and if obtained, it may contain such provisions, terms and conditions as the ITA may prescribe, which may be different from those detailed above. Certain categories of shareholders may be excluded from the scope of any eventual ruling granted by the ITA, and the final determination of the types of holders of EDNCU shares who will be included in those categories will be based on the outcome of ongoing discussions with the ITA. Issuance of the Tax Ruling is not a condition to the consummation of the Business Combination Agreement.

DESCRIPTION OF SATIXFY ORDINARY SHARES
A summary of the material provisions governing SatixFy’s share capital immediately following the completion of the Business Combination is described below. This summary is not complete and should be read together with the A&R Articles of Association, a copy of which is appended to this proxy statement/prospectus as Annex B.
The following descriptions of share capital and provisions of the A&R Articles of Association to be effective upon completion of the Business Combination are summaries and are qualified by reference to the A&R Articles of Association to be effective upon the closing of the Business Combination. Copies of these documents will be filed with the SEC as exhibits to this registration statement. The description of the SatixFy Ordinary Shares reflects changes to SatixFy’s capital structure that will occur upon the closing of the Business Combination. Certain Israeli law matters concerning the provisions of the A&R Articles of Association and the rights of shareholders are further discussed under the section titled “Management Following the Business Combination.”
Unless otherwise indicated or the context otherwise requires, all references in this section entitled “Description of SatixFy Ordinary Shares” to the terms “SatixFy,” the “Company,” “we,” “us” and “our” refer to SatixFy Communications Ltd., together with its subsidiaries.
Authorized Capitalization
Upon the closing of the Business Combination, our authorized share capital will consist of        ordinary shares, no-par value per share, of which, effective upon closing of the Business Combination,                 ordinary shares will be issued and outstanding (assuming no public shareholders of Endurance Acquisition Corp. exercise their redemption rights in connection with the Business Combination).
All of our outstanding ordinary shares will be validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights. All ordinary shares will have identical voting and other rights in all respects, unless otherwise will be determined pursuant to the A&R Articles of Association.
Our board of directors may determine the issue prices and terms for such ordinary shares or other securities and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine. The board of directors may make calls or assessments upon shareholders with respect to any sum unpaid in respect of ordinary shares held by such shareholders which is not, the terms of allotment thereof or otherwise, payable at a fixed time.
The following descriptions of share capital and provisions of A&R Articles of Association are summaries and are qualified by reference to such articles, which will become effective upon the closing of the Business Combination. Copies of these documents will be filed with the SEC as exhibits to this registration statement. The description of our ordinary shares reflects changes to our capital structure that will occur upon the closing of the Business Combination.
Listing, Registration Number and Purpose
Upon the consummation of the Business Combination, SatixFy Ordinary Shares are expected to be listed and traded on Nasdaq under the trading symbol, “SATX.”
Our registration number with the Israeli Registrar of Companies is 51-61350-35. Our purpose as set forth in the A&R Articles of Association is to engage in any activity permitted by law.
Transfer of Shares
Our fully paid ordinary shares are issued in registered form and may be freely transferred under the A&R Articles of Association, unless the transfer is restricted or prohibited by the provisions therein, another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by the

A&R Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.
Election of Directors
Under the A&R Articles of Association, which will become effective immediately prior to the consummation of the Business Combination, the number of directors on our board of directors must be no less than three (3) and no more than twelve (12), including any external directors required to be appointed under the Israeli Companies Law (if required). The minimum and maximum number of directors may be changed, at any time and from time to time, by a special vote of the holders of at least sixty-six and two-thirds percent (66 2∕3%) of our outstanding shares.
Other than external directors (if so elected), for whom special election requirements apply under the Israeli Companies Law, the vote required to appoint a director is a simple majority vote. In addition, under the A&R Articles of Association, our board of directors may elect new directors to fill vacancies (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum required in the A&R Articles of Association), provided that the total number of directors shall not, at any time, exceed twelve (12) directors and provided that our board of directors may not elect external directors. the A&R Articles of Association provide that the term of a director appointed by our board of directors to fill any vacancy will be for the remaining term of office of the director(s) whose office(s) have been vacated.
Furthermore, under the A&R Articles of Association, our directors, other than external directors, are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors).
External directors, if so elected, are elected for an initial term of three years, may be elected for additional three-year terms, and may be removed from office pursuant to the terms of the Israeli Companies Law.
Dividend and Liquidation Rights
We have never declared or paid any cash dividends on our ordinary shares. We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings, or as other provided by the A&R Articles of Association. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. The A&R Articles of Association will not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by the board of directors.
Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to the company’s most recently reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If a company does not meet such criteria, then it may distribute dividends only with court approval. In each case, we would only be permitted to distribute a dividend if its board of directors, and if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent it from satisfying its existing and foreseeable obligations as they become due.
In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future pursuant to the A&R Articles of Association.
Exchange Controls
There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of certain countries that are, or have been, in a state of war with Israel at such time.

Shareholder Meetings
Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in the A&R Articles of Association as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.
Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, such as nominating a director candidate, provided that it is appropriate to discuss such a matter at the general meeting. The A&R Articles of Association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings.
Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding, among other things, the following matters must be passed at a general meeting of our shareholders:
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amendments to the A&R Articles of Association;

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appointment or termination of service of our auditors;

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election of directors, including external directors (unless otherwise determined in the A&R Articles of Association);

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approval of certain related party transactions;

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increases or reductions of our authorized share capital;

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a merger; and

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the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Under the A&R Articles of Association, we are not required to give notice to our registered shareholders pursuant to the Israeli Companies Law, unless otherwise required by law. The Israeli Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting. Under the Israeli Companies Law, shareholders of a public company are not permitted to take action by written consent in lieu of a meeting. The A&R Articles of Association provide that a notice of general meeting may be served, as a general notice to all shareholders, published by the Company on SatixFy’s website or any appropriate government agency, in accordance with applicable rules and regulations of any stock market upon which the Company’s shares are listed and, if so published, shall be deemed to have been duly given on the date of such publication to any shareholder.
Limitations on Liability and Indemnification of Directors and Officers
Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate in advance an office holder from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. The A&R

Articles of Association to be effective following the closing of the Business Combination include such a provision. The Company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.
Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:
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a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

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reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

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reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

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expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

Under the Israeli Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:
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a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

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a financial liability imposed on the office holder in favor of a third-party;

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a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

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expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

Under the Israeli Companies Law, a company may not indemnify, exculpate, or insure an office holder against any of the following:
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a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

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an act or omission committed with intent to derive illegal personal benefit; or

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a fine or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification, and insurance of office holders must be approved by the audit committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Israeli Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy that was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.
The A&R Articles of Association permit to us to exculpate, indemnify and ensure its office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. The office holders are currently covered by a directors and officers’ liability insurance policy.
We had entered into agreements with each of its directors exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to it as a result of a breach of duty of care and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.
Effective as of the date of the close of the Business Combination, the maximum indemnification amount set forth in such agreements is limited to an amount equal to the highest of (i) 10% of our valuation (ii) 25 % of our total shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made and (iii) 10% of our total market capitalization calculated based on the average closing prices of our ordinary shares over the 30 trading days prior to the actual payment, multiplied by the total number of our issued and outstanding shares as of the date of the payment (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.
In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.
There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.
Exclusive Jurisdiction of Certain Actions
Unless we consent in writing to the selection of an alternative forum, the competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of SatixFy, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of SatixFy to SatixFy or SatixFy’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law or the Israeli Securities Law. See “Risk Factors — Risks Related to SatixFy’s Incorporation and Location in Israel — Our amended and restated articles of association to be effective upon the closing of the Business Combination provide that unless SatixFy consents otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between SatixFy and its shareholders under the Israeli Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against, as well as obtain favorable judicial forum for disputes with SatixFy, its directors, officers and other employees.”

Voting Rights
Quorum Requirements
Pursuant to the A&R Articles of Association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. Under the A&R Articles of Association, the quorum required for general meetings of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding 33 1∕3% or more of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our board of directors if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.
Vote Requirements
The A&R Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by the A&R Articles of Association.
Pursuant to the A&R Articles of Association, an amendment to the A&R Articles of Association regarding any change of the composition or election procedures of our directors will require a special majority vote of shareholders (66 2∕3%).
Under the Israeli Companies Law, certain actions require the approval of a special majority vote of shareholders, including: (i) an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) certain compensation-related matters, including with respect to compensation of directors and executive officers, described above under “Management Following the Business Combination.” The special majority vote required for the actions in clauses (i) and (ii) require either that (A) at least a majority of the shares of shareholders that do not have a personal interest in the proposal voted at the meeting are voted in favor (disregarding abstentions) or (B) the total number of shares of shareholders who do not have a personal interest in such proposal does not exceed 2% of the aggregate voting rights in the company.
Modification of Class Rights
Under the Israeli Companies Law and the A&R Articles of Association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, in addition to the simple majority vote of all classes of shares voting together as a single class at a shareholder meeting, as set forth in the A&R Articles of Association.
Access to Corporate Records
Under the Israeli Companies Law, shareholders generally have the right to review minutes of our general meetings; our shareholders register and material shareholders register, the A&R Articles of Association, our financial statements and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Israeli Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.
Changes in Capital
The A&R Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly adopted by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.
Registration Rights
Following the Business Combination, certain of our shareholders will be entitled to certain registration rights under the terms of our A&R Shareholders’ Rights Agreement. For a discussion of such rights, see “Certain Relationships and Related Party Transactions — A&R Shareholders’ Agreement.”
Anti-Takeover and Acquisition Provisions under Israeli Law
Acquisitions under Israeli Law
Full Tender Offer.   A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof) is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of voting rights or the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class.
If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.
Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.
If (a) the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company (or of the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Israeli Companies Law will have no rights and will become dormant shares for as long as such shares are held by the purchaser who purchased those shares in contradiction with such rules.
Special Tender Offer.   The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) the acquisition occurs in the context of a private placement by the company that received shareholders’ approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (2) the acquisition was from a shareholder holding 25% or more of the voting rights in the company, which resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (3) the acquisition was from a shareholder holding more than 45% of the voting rights in the company, which resulted in the purchaser becoming a holder of more than 45% of the voting rights of the company.
A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including the relatives and entities under such person’s control).
In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.
If a special tender offer is accepted, then the shareholders who did not respond to or that had rejected the offer may accept the offer within four (4) days of the last day set for the acceptance of the offer and such shareholders will be considered to have accepted the offer from the first day it was made.
If a special tender offer is accepted, then the acquirer or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Israeli Companies Law will have no rights and will become dormant shares for as long as such shares are held by the purchaser who purchased those shares in contradiction with such rules under the Israeli Companies Law.
Merger.   The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, by a majority vote of each party’s shares, and, in the case that the shares of the target company are divided into separate classes, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting. The board of directors of a merging company is required pursuant to the Israeli Companies Law to discuss and determine whether, in its opinion, there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors of the merging companies must jointly prepare and execute a merger proposal, and the merging companies must submit the merger proposal to the Israeli Registrar of Companies.
For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person or entity who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.
Under the Israeli Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its contents. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities and may further give instructions to secure the rights of creditors.
In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.
Anti-Takeover Measures under Israeli Law
The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of the Business Combination, no preferred shares will be authorized under the A&R Articles of Association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to the A&R Articles of Association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law and our A&R Articles, as described above in “— Voting Rights.” In addition, as disclosed under “— Election of Directors,” we will have a classified board structure upon the closing of our Business Combination, which will effectively limit the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.
Transfer Agent and Registrar
The transfer agent and registrar for our ordinary shares is          , its address is          , and its telephone number is         .

DESCRIPTION OF SATIXFY WARRANTS
Unless otherwise indicated or the context otherwise requires, all references in this section entitled “Description of SatixFy Warrants” to the terms “SatixFy,” the “Company,” “we,” “us” and “our” refer to SatixFy Communications Ltd., together with its subsidiaries.
Public Warrants
Each whole warrant entitles the registered holder to purchase one SatixFy Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination, except as described below. Pursuant to the SatixFy Warrant Assumption Agreement, a warrant holder may exercise its warrants only for a whole number of SatixFy Ordinary Shares. This means only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We will not be obligated to deliver any SatixFy Ordinary Share pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the SatixFy Ordinary Share issuable upon exercise of the warrants is then effective and a current prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption described below under “— Redemption of warrants when the price per SatixFy Ordinary Share equals or exceeds $10.00.” No warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the SatixFy Ordinary Share underlying such unit.
We have agreed that as soon as practicable, but in no event later than 15 business days, after the closing of the Business Combination, we will use our commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement of which this prospectus forms a part or a new registration statement covering the issuance, under the Securities Act, of the SatixFy Ordinary Shares issuable upon exercise of the warrants, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the SatixFy Warrant Assumption Agreement. If any such registration statement has not been declared effective by the 60th business day following the closing of the Business Combination, holders of the warrants will have the right, during the period beginning on the 61st business day after the closing of the Business Combination and ending upon such registration statement being declared effective by the SEC, and during any other period when the company fails to have maintained an effective registration statement covering the issuance of the SatixFy Ordinary Shares issuable upon exercise of the warrants, to exercise such warrants on a “cashless basis.” Notwithstanding the above, if the SatixFy Ordinary Shares are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they do not satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In the case of a cashless exercise, each holder would pay the exercise price by surrendering the warrants for that number of SatixFy Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of SatixFy Ordinary Shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361 SatixFy Ordinary Shares per warrant. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the SatixFy Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.
Redemption of warrants when the price per SatixFy Ordinary Share equals or exceeds $18.00.   Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the SatixFy Private Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the last reported sale price of the SatixFy Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (which we refer to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”).

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the SatixFy Ordinary Shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those SatixFy Ordinary Shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the SatixFy Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.
Redemption of warrants when the price per SatixFy Ordinary Share equals or exceeds $10.00.   Once the warrants become exercisable, we may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the SatixFy Ordinary Share (as defined below) except as otherwise described below;

•
if, and only if, the Reference Value (as defined above under “— Redemption of warrants when the price per SatixFy Ordinary Share equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”); and

•
if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”), the SatixFy Private Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

During the period beginning on the date the notice of redemption is given, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of SatixFy Ordinary Shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the SatixFy Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of the SatixFy Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.
Redemption Date (period to expiration of warrants)	Fair Market Value of Shares of Class A Ordinary Shares
	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of SatixFy Ordinary Shares to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of the SatixFy Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 SatixFy Ordinary Shares for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the SatixFy Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 SatixFy Ordinary Shares for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 SatixFy Ordinary Shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any SatixFy Ordinary Shares.
This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the SatixFy Private Warrants) when the trading price for the SatixFy Ordinary Shares exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the SatixFy Ordinary Shares are trading at or above $10.00 per share, which may be at a time when the trading price of the SatixFy Ordinary Shares is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants when the price per SatixFy Ordinary Share equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.
As stated above, we can redeem the warrants when the SatixFy Ordinary Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the SatixFy Ordinary Shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer SatixFy Ordinary Shares than they would have received if they had chosen to wait to exercise their warrants for SatixFy Ordinary Shares if and when such SatixFy Ordinary Shares were trading at a price higher than the exercise price of $11.50.
No fractional SatixFy Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of SatixFy Ordinary Shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the SatixFy Ordinary Shares pursuant to the SatixFy Warrant Assumption Agreement, the warrants may be exercised for such security.
Redemption procedures.   A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the SatixFy Ordinary Shares issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments.   If the number of issued and outstanding SatixFy Ordinary Shares is increased by a capitalization or share dividend payable in SatixFy Ordinary Shares, or by a split-up of SatixFy Ordinary Shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of SatixFy Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding SatixFy Ordinary Shares. A rights offering to holders of SatixFy Ordinary Shares entitling holders to purchase SatixFy Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of SatixFy Ordinary Shares equal to the product of (1) the number of SatixFy Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for SatixFy Ordinary Shares) and (2) one minus the quotient of (x) the price per SatixFy Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for SatixFy Ordinary Shares, in determining the price payable for SatixFy Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of SatixFy Ordinary Shares during the 10 trading day period ending on the trading day prior to the first date on which the SatixFy Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the warrants are outstanding and unexpired, pay to all or substantially all of the holders of SatixFy Ordinary Shares a dividend or make a distribution in cash, securities or other assets to the holders of SatixFy Ordinary Shares on account of such SatixFy Ordinary Shares, other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the SatixFy Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, or (c) to satisfy the redemption rights of the holders of SatixFy Ordinary Shares in connection with the Business Combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each SatixFy Ordinary Shares in respect of such event.
If the number of issued and outstanding SatixFy Ordinary Shares is decreased by a consolidation, combination, reverse share sub-division or reclassification of SatixFy Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of SatixFy Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding SatixFy Ordinary Shares.
Whenever the number of SatixFy Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of SatixFy Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of SatixFy Ordinary Shares so purchasable immediately thereafter.
After the consummation of the Business Combination, in case of any reclassification or reorganization of the issued and outstanding SatixFy Ordinary Shares, or in the case of a merger or consolidation of us with or into another corporation (other than a merger or consolidation in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding SatixFy Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the SatixFy Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding SatixFy Ordinary Shares, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the SatixFy Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the SatixFy Warrant Assumption Agreement. Additionally, if less than 70% of the consideration receivable by the holders of SatixFy Ordinary Shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the SatixFy Warrant Assumption Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the SatixFy Warrant Assumption Agreement) of the warrant.
Upon the closing of the Business Combination, the warrants will be issued in registered form under a warrant agreement between Continental, as warrant agent, and us. You should review a copy of the SatixFy Warrant Assumption Agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants. The SatixFy Warrant Assumption Agreement provides that (a) the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the SatixFy Warrant Assumption Agreement to the description of the terms of the warrants and the SatixFy Warrant Assumption Agreement set forth in this prospectus, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the SatixFy Warrant Assumption Agreement as the parties to the SatixFy Warrant Assumption Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants and (b) all other modifications or amendments require the vote or written consent of at least 50% of the then outstanding public warrants and, solely with respect to any amendment to the terms of the SatixFy Private Warrants or any provision of the SatixFy Warrant Assumption Agreement with respect to the SatixFy Private Warrants, at least 50% of the then outstanding SatixFy Private Warrants.
The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive SatixFy Ordinary Shares. After the issuance of SatixFy Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional warrants will be issued upon separation of the units and only whole warrants will trade.
We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the SatixFy Warrant Assumption Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

PIPE Warrants
Each of the 1,455,000 PIPE Warrants, pursuant to the terms of the Subscription Agreements, shall be issued on the same terms and subject to the same limitations applicable to the Public Warrants as described in the SatixFy Warrant Assumption Agreement and as provided in the PIPE Warrant Agreement, except that the PIPE Warrants (i) will bear a unique CUSIP identifier, (ii) will be subject to the resale restrictions and registration rights set forth in the Subscription Agreements and (iii) will bear a book-entry restrictive legend until registered with the SEC under an effective registration statement.
Private Warrants
Each of the 7,630,000 SatixFy Private Warrants (including the SatixFy Ordinary Shares issuable upon exercise of the SatixFy Private Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions described in the SatixFy Warrant Assumption Agreement, to EDNCU’s directors and officers and other persons or entities affiliated with the Sponsor) and they will not be redeemable by us (except as described above under “— Public Shareholders’ Warrants — Redemption of warrants when the price per SatixFy Ordinary Share equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the SatixFy Private Warrants on a cashless basis and have certain registration rights described herein. Otherwise, the SatixFy Private Warrants have terms and provisions that are identical to the SatixFy Public Warrants. If the SatixFy Private Warrants are held by holders other than the Sponsor or its permitted transferees, the SatixFy Private Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the SatixFy Public Warrants. In addition, for as long as the SatixFy Private Warrants are held by Cantor or its designees or affiliates, they will be subject to the lock-up and registration rights limitations imposed by FINRA Rule 5110 and may not be exercised after five years from the commencement of sales in the EDNCU IPO.
Except as described under “— Public Shareholders’ Warrants — Redemption of warrants when the price per SatixFy Ordinary Share equals or exceeds $10.00,” if holders of the SatixFy Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of SatixFy Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of SatixFy Ordinary Shares underlying the warrants, multiplied by the excess of the “historical fair market value” (defined below) less the exercise price of the warrants by (y) the historical fair market value. For these purposes, the “historical fair market value” shall mean the average last reported sale price of the SatixFy Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.
Except as described above, the Private Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period.

SATIXFY ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of the Business Combination, SatixFy will have           ordinary shares authorized and, based on the assumptions set out elsewhere in this proxy statement/prospectus,           ordinary shares issued and outstanding, assuming the Pre-Closing Recapitalization has occurred based on a stock split ratio, which is subject to change, and no EDNCU ordinary shares are redeemed in connection with the Business Combination. All of the SatixFy Ordinary Shares issued in connection with the Business Combination will be freely transferable by persons other than by SatixFy’s “affiliates” without restriction or further registration under the Securities Act, except for (i) approximately           SatixFy Ordinary Shares (upon the consummation of the Business Combination) held by certain shareholders (other than the Sponsor) that have agreed not to sell such shares for a period of 180 days following the consummation of the Business Combination, (ii)           SatixFy Ordinary Shares issued to the Sponsor, which are subject to the lock-up described below, (iii) the PIPE Shares and the SatixFy Ordinary Shares underlying the PIPE Warrants, each of which are also subject to securities law restrictions, (iv) the 1,566,923 SatixFy Ordinary shares otherwise issuable to the Sponsor and existing SatixFy shareholders held in escrow pursuant to the Subscription Agreements until their release from escrow (most of which shares are also included in clauses (i) and (ii) above), (v) up to 357,000 Unvested Sponsor Interests that may be subject to vesting and forfeiture until such shares are vested (which shares are also included in clause (ii) above), (vi) 27,500,000 Price Adjustment Shares, which are subject to vesting, until such shares are vested (which shares are also included in clause (ii) above) and (vii) the shares eligible to be issued pursuant to the Equity Line of Credit, which will be subject to securities law restrictions upon their initial issuance. The SatixFy Warrants will become exercisable 30 days following the closing of the Business Combination and we expect the SatixFy Ordinary Shares underlying the SatixFy Public Warrants to be freely transferable upon such exercise, as we intend to file a registration statement registering such shares with the SEC. The remaining SatixFy Ordinary Shares held by existing SatixFy shareholders are subject to the lock-up restrictions described below and are subject to securities law restrictions, though may still be sold pursuant to Rule 144. Sales of substantial amounts of the SatixFy Ordinary Shares in the public market could adversely affect prevailing market prices of the SatixFy Ordinary Shares.
Lock-up Periods and Registration Rights
A&R Shareholders’ Agreement Lock-up
Concurrently with the execution of the Business Combination Agreement, SatixFy, the Sponsor, EDNCU, the directors and advisors of EDNCU, and certain shareholders of SatixFy entered into the A&R Shareholders’ Agreement pursuant to which, following completion of the Transactions, each of the shareholders of SatixFy party thereto (other than the Sponsor) have agreed not to transfer its SatixFy Ordinary Shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter.
A&R Shareholders’ Agreement Registration Rights
Under the A&R Shareholders’ Agreement, SatixFy agreed to register for resale upon demand certain SatixFy Ordinary Shares that are held by the parties thereto from time to time. In certain circumstances, various parties to the A&R Shareholders’ Agreement will be entitled to customary piggyback registration rights, in each case subject to certain limitations set forth in the A&R Shareholders’ Agreement. In addition, the A&R Shareholders’ Agreement provides that SatixFy will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities. The rights granted under the A&R Shareholders’ Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to SatixFy securities, and all such prior agreements shall be terminated.
Sponsor Letter Agreement Lock-up
The Sponsor has agreed not to transfer certain of its SatixFy Ordinary Shares and SatixFy Private Warrants, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing until the earlier of (i) one hundred eighty (180) days thereafter and (ii) when SatixFy completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all SatixFy shareholders having the right to exchange their ordinary shares for cash, securities or other property.
A&R Registration Rights Agreement
Concurrently with the execution of the Business Combination Agreement, EDNCU, the Sponsor and Cantor will enter into the A&R Registration Rights Agreement pursuant to which, following completion of the Transactions, the parties to the A&R Registration Rights Agreement will receive the same registration rights as those persons party to the A&R Shareholders’ Agreement. The parties to the A&R Registration Rights Agreement will also be entitled customary demand and/or piggyback registration rights, in each case subject to certain limitations consistent with A&R Shareholders’ Agreement. The rights granted under the A&R Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to SatixFy or EDNCU securities (other than the A&R Shareholders’ Agreement), and all such prior agreements shall be terminated.
Articles of Association Lock-up
Under the A&R Articles of Association to be in effect as of the consummation of the Business Combination, each existing SatixFy shareholder as of immediately prior to the consummation of the Business Combination will be restricted from transferring SatixFy Ordinary Shares (excluding any SatixFy Ordinary Shares acquired by the shareholder in open market transactions after March 8, 2022), except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter.
PIPE Resale Shelf
Pursuant to the Subscription Agreements relating to the PIPE, SatixFy has agreed that, within thirty (30) calendar days after the consummation of the Business Combination, it will file with the SEC (at SatixFy’s sole cost and expense) a registration statement registering the resale of the PIPE Shares, the SatixFy Ordinary Shares underlying the PIPE Warrants and the PIPE Warrants (the “Resale Registration Statement”), and SatixFy will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof, subject to certain conditions.
Equity Line of Credit Resale Shelf
Pursuant to the CF Registration Rights Agreement, SatixFy has agreed that, within thirty (30) calendar days after the consummation of the Business Combination, it will file with the SEC (at SatixFy’s sole cost and expense) an initial registration statement registering the resale of SatixFy Ordinary Shares issuable pursuant to the Equity Line of Credit.
Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted SatixFy Ordinary Shares for at least six months would, subject to the restrictions noted in the section below, be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of SatixFy at the time of, or at any time during the three months preceding, a sale and (ii) SatixFy has been subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as SatixFy was required to file reports) preceding the sale.
Persons who have beneficially owned restricted SatixFy Ordinary Shares for at least six months but who are affiliates of SatixFy at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of SatixFy Ordinary Shares then outstanding; or

•
the average weekly reported trading volume of the SatixFy Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales by affiliates of SatixFy under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about SatixFy.

Sales by affiliates of SatixFy under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about SatixFy.
Options
We intend to file a registration statement on Form S-8 under the Securities Act to register ordinary shares reserved for issuance under our equity compensation programs. The registration statement on Form S-8 will become effective automatically upon filing.
Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions, lock-up restrictions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the applicable 180 day lock-up period expires.

COMPARISON OF RIGHTS OF SATIXFY SHAREHOLDERS AND EDNCU SHAREHOLDERS
The rights of the shareholders of SatixFy and the relative powers of the SatixFy board of directors are governed by the laws of the State of Israel and the SatixFy A&R Articles of Association. As a result of the Business Combination, securities held by the EDNCU shareholders and warrantholders will be canceled and automatically converted into the right to receive SatixFy Ordinary Shares and/or SatixFy Warrants. Each SatixFy Ordinary Share will be issued in accordance with, and subject to the rights and obligations of, the A&R Articles of Association which will be effective upon the consummation of the Business Combination, in substantially the form attached hereto as Annex B. Because SatixFy will be, at the Effective Time, a company organized under the laws of the State of Israel, the rights of the shareholders of EDNCU will be governed by Israeli law and the A&R Articles of Association.
Many of the principal attributes of SatixFy Ordinary Shares and EDNCU ordinary shares will be similar. However, there are differences between the rights of shareholders of SatixFy under Israeli law and the rights of shareholders of EDNCU, as in effect prior to the consummation of the Business Combination under the laws of the Cayman Islands. In addition, there are differences between the A&R Articles of Association as such will be in effect from and after the consummation of the Business Combination and the EDNCU Articles.
The following is a summary comparison of the material differences between the rights of EDNCU shareholders under the EDNCU Articles and the laws of the Cayman Islands, and the rights of SatixFy shareholders under Israeli law and the A&R Articles of Association to be effective upon consummation of the Business Combination. The discussion in this section does not include a description of rights or obligations under the United States federal securities laws or Nasdaq listing requirements or of SatixFy’s or EDNCU’s governance or other policies.
The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Israeli Companies Law, the A&R Articles of Association as they will be in effect from and after the Effective Time, the Cayman Companies Law and the EDNCU Articles. The EDNCU Articles are filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You are also urged to carefully read the relevant provisions of the Israeli Companies Law and the Cayman Companies Law for a more complete understanding of the differences between being a shareholder of SatixFy and a shareholder of EDNCU.
	SatixFy	EDNCU
Authorized and Outstanding Capital Stock	Upon the closing of the Business Combination, SatixFy’s authorized capital shall include only one class of ordinary shares, no par value per share. The aggregate share capital of SatixFy is SatixFy Ordinary Shares.	EDNCU’s authorized share capital consists of US$22,200 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a par value of US$0.0001 each and 2,000,000 preference shares of a par value of US$0.0001 each, of which there are 20,000,000 Class A ordinary shares issued and outstanding, 5,000,000 Class B ordinary shares issued and outstanding and no preference shares issued and outstanding as of the record date.
Special Meetings of Shareholders or Stockholders	Pursuant to the Israeli Companies Law, the SatixFy board of directors may whenever it thinks fit convene an extraordinary general meeting, and, as provided in the Israeli Companies Law, it shall be obliged to do so upon the written request of (i) any two or more of its directors, (ii) one-quarter	The EDNCU Articles provide that the EDNCU directors may, whenever they think fit, call general meetings, and, shall on a shareholder’ requisition forthwith proceed to convene an extraordinary general meeting of EDNCU. A shareholders’ requisition is a requisition of shareholders

	SatixFy	EDNCU
	or more of the serving shareholders of its board of directors or (iii) one or more shareholders holding, in the aggregate, either (a) 5% or more of SatixFy’s issued and outstanding shares and 1% or more of SatixFy’s outstanding voting power or (b) 5% or more of SatixFy’s outstanding voting power.	holding at the date of deposit of the requisition not less than 30% in par value of the issued EDNCU shares which as at that date carry the right to vote at general meetings of EDNCU.
Action by Written Consent	The Israeli Companies Law prohibits shareholder action by written consent in public companies such as SatixFy.	The EDNCU Articles permit the shareholders to approve resolutions by way of unanimous written resolution.
Quorum
Board of Directors.   At all meetings of SatixFy’s board of directors, a quorum shall be deemed to exist when at least a majority of the directors then in office, who are not legally prevented from participating and voting, are present.
Shareholders.   The quorum required for either an annual (regular) or a special general meeting of SatixFy’s shareholders consists of at least two SatixFy shareholders present in person or by proxy holding shares conferring in the aggregate at least 33 1∕3% of the voting rights of SatixFy. If an SatixFy shareholder meeting that was convened by the SatixFy board of directors and no quorum is present within half an hour from the time appointed for the meeting, the meeting shall be adjourned to the same day one week later at the same time and place, or to such day and at such time and place as indicated in the notice of such meeting, or to such other day, time and place as the chairman of the meeting may determine. Any number of shareholders shall constitute a quorum at such adjourned general meeting, for the business for which the original meeting was called. No business shall be transacted at any general meeting of SatixFy unless a quorum of shareholders is present at the opening of the general meeting.

Board of Directors.   The EDNCU Articles provide that the quorum for the transaction of the business of the directors may be fixed by the directors, and unless so fixed shall be a majority of the directors then in office. A person who holds office as an alternate director shall, if his appointor is not present, be counted in the quorum. A director who also acts as an alternate director shall, if his appointor is not present, count twice towards the quorum.
Shareholders.   The EDNCU Articles provide that one or more shareholders holding at least a majority of the paid up voting share capital of EDNCU present in person or by proxy and entitled to vote at that meeting shall form a quorum:
A person may participate at a general meeting by conference telephone, video, a virtual platform or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.
If a quorum is not present within half an hour from the time appointed for the meeting to commence, or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a shareholder’s requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and

	SatixFy	EDNCU

place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.
No business shall be transacted at any general meeting of EDNCU unless a quorum of shareholders is present.

Notice of Meetings	Unless otherwise required by the Israeli Companies Law and the A&R Articles of Association, SatixFy is not required to give notice under Section 69 of the Israeli Companies Law. A notice of general meeting to a shareholder may be served, as a general notice to all shareholders, published by the Company on the website of the Company or any appropriate government agency, in accordance with applicable rules and regulations of any stock market upon which the Company’s shares are listed, at least 21 days prior to the general meeting (or earlier if so required under the Statutes) and, if so published, shall be deemed to have been duly given on the date of such publication to any shareholder. If the agenda of the meeting includes (among other things) the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the general meeting.
The EDNCU Articles provide that at least five clear days’ notice shall be given of any general meeting. The term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting.
The EDNCU Articles provide that notices shall be in writing and may be given by EDNCU to any shareholder either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in EDNCU’s register of members (or where the notice is given by e-mail by sending it to the e-mail address provided by such shareholder). For so long as any of the EDNCU shares are traded on a designated stock exchange, notice must also be served in accordance with the requirements of the designated stock exchange.

Advance Notice Provisions	Pursuant to the Israeli Companies Law and the regulations promulgated thereunder, the holder(s) of at least one percent of SatixFy’s voting rights may propose any matter appropriate for deliberation at a SatixFy shareholder meeting to be included on the agenda of a SatixFy shareholder meeting, including nomination of candidates for directors, generally by submitting a proposal within seven days of publicizing the convening of a SatixFy shareholder meeting, or, if	The EDNCU Articles provide that shareholders seeking to bring business before the annual general meeting or to nominate candidates for appointment as directors at the annual general meeting must deliver notice to the principal executive offices of EDNCU not less than 120 calendar days before the date of EDNCU’s proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if EDNCU did not hold an annual

	SatixFy	EDNCU
	SatixFy publishes a preliminary notice at least 21 days prior to publicizing the convening of a SatixFy shareholder meeting stating its intention to convene such meeting and the agenda thereof, within 14 days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and A&R Articles of Association to be effective upon the closing of the Business Combination.	general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the directors with such deadline being a reasonable time before EDNCU begins to print and send its related proxy materials.
Bylaw Amendments	Amendment of the A&R Articles of Association shall be in accordance with the Israeli Companies Law, and the A&R Articles of Association may generally be amended by an ordinary resolution of the general meeting of the Company.	Please see Charter Amendments.
Charter Amendments
According to the SatixFy’s Articles, all SatixFy shareholder’s resolutions, including amendments to the A&R Articles of Association, generally require a majority of the voting power represented at the meeting and voting thereon. An amendment to the SatixFy A&R Articles also requires Board approval. In addition, the affirmative vote of the holders of sixty-six and two-thirds percent (66 and 2/3%) or more of the votes cast by those shareholders voting in person or by proxy (including by voting deed) shall be required to amend or alter Articles 19.4 and 19.6 (relating to the general meetings); and Article 22.1 (relating to the Powers, Composition, Election and Number of Directors).

The EDNCU Articles provide that the Memorandum and Articles of Association of EDNCU may only be amended by a special resolution passed by a majority of at least two-thirds (or, prior to the consummation of an initial business combination, with respect to amending Article 31.2 (relating to the appointment and removal of directors prior to the closing of a business combination), a majority of at least 90 per cent) of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.

Size of Board of Directors, Election of Directors
The A&R Articles of Association provide that the number of directors shall be not less than three or more than twelve, including any external directors, (if so required to be appointed by the Israeli Companies Law). There are currently directors serving on the SatixFy board of directors.
Under the A&R Articles of Association, the directors of SatixFy (except for any external director that may be elected under the Israeli Companies Law, whose term is

The EDNCU Articles provide that the number of directors shall be not less than one person and the maximum number of directors shall be unlimited, provided however that the shareholders may by ordinary resolution increase or reduce the limits in the number of directors. There are currently five directors serving on EDNCU’s board of directors.
The shareholders may appoint any person to be a director by ordinary resolution (being a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or, where proxies are

SatixFy	EDNCU

determined in accordance with the Israeli Companies Law) are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2022 and after, each year the term of office of only one class of directors will expire.
Under the Israeli Companies Law, generally, a public company must have at least two external directors who meet certain independence and non-affiliation criteria. In addition, although not required by Israeli law, SatixFy may classify directors as “independent directors” pursuant to the Israeli Companies Law if they meet certain conditions provided in the Israeli Companies Law. However, pursuant to regulations promulgated under the Israeli Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, “opt out” from the Israeli Companies Law requirements to appoint external directors. In accordance with these regulations, SatixFy has elected to “opt out” from the Israeli Companies Law requirement to appoint external directors.

allowed, by proxy at a general meeting, and includes a unanimous written resolution), provided that, in accordance with Article 31.2 of the EDNCU Articles, prior to the consummation of an initial business combination only holders of EDNCU Class B ordinary shares have the right to vote on such ordinary resolution for the election of directors. Prior to the consummation of an initial business combination, holders of EDNCU Public Shares have no right to vote on the appointment of any director.
The directors may appoint any person to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the EDNCU Articles as the maximum number of directors.
The EDNCU Articles provide that any director (but not an alternate director) may by writing appoint any other director, or any other person willing to act, to be an alternate director and by writing may remove from office an alternate director so appointed by him. An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member, to attend and vote at every such meeting at which the director appointing him is not personally present, to sign any written resolution of the directors (except where such written resolution of the directors have been signed by the appointing director), and generally to perform all the functions of his appointor as a director in his absence. In addition, a director (but not an alternate director) may be represented at any meetings of the board of directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing director.
The EDNCU Articles do not contain provisions for a staggered board of directors or term limits.

	SatixFy	EDNCU
Removal of Directors	The SatixFy shareholders may, by a vote of least 66 2∕3% of the total voting power of the SatixFy’s shareholders, remove any director from office, and elect a new director instead.
The EDNCU Articles provide that the shareholders may remove any director by ordinary resolution (being a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution), provided that, in accordance with Article 31.2 of the EDNCU Articles, prior to the consummation of an initial business combination only holders of EDNCU Class B ordinary shares have the right to vote on such ordinary resolution for the removal of director. Prior to the consummation of an initial business combination, holders of EDNCU Public Shares have no right to vote on the removal of any director.
The EDNCU Articles in addition provide that the office of a director shall be vacated if: (a) the director gives notice in writing to EDNCU that he resigns the office of director; (b) the director absents himself (for the avoidance of doubt, without being represented by proxy or an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution that he has by reason of such absence vacated office; (c) the director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; (d) the director is found to be or becomes of unsound mind; (e) all of the other directors (being not less than two in number) determine that he should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the EDNCU Articles or by a resolution in writing signed by all of the other directors; or (f) the director is removed from office pursuant to any other provision of the EDNCU Articles.

	SatixFy	EDNCU
Board of Director Vacancies and Newly Created Directorships
The A&R Articles of Association provide that in the event that one or more vacancies are created on the SatixFy board of directors, however arising, including a situation in which the number of directors is less than the maximum number permitted, the continuing directors may continue to act in every matter and the board of directors may appoint directors to temporarily fill any such vacancy. If determined by the board of directors, any vacancy may be filled by a shareholder resolution.
In the event that the vacancy creates a situation where the number of directors is less than three, the continuing directors may only act (i) in an emergency, (ii) to fill the office of a director which has become vacant, or (iii) in order to call a general meeting of the SatixFy shareholders for the purpose of electing directors to fill any and all vacancies. Each director appointed as a result of a vacancy shall hold office for the remaining period of time during which the director whose service has ended would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number, the board of directors shall determine at the time of appointment the class to which the additional director shall be assigned.
Please see Size of Board of Directors, Election of Directors.
Corporate Opportunity	Under the Israeli Companies Law, the duty of loyalty requires that a director (and officer) act in good faith and in the best interests of the company, and includes, among other things, the duty to refrain from any activity that is competitive with the business of the company and the duty to refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself, herself, itself or others.	Under Cayman Islands law, directors and officers owe fiduciary duties, including a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole and a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. The duty to avoid conflicts of interests includes a duty not to engage in self-dealing or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance

SatixFy	EDNCU

by the shareholders; provided that there is full disclosure by the directors. This can be done by way of permission granted in the company’s memorandum and articles of association or alternatively by shareholder approval at general meetings.
The EDNCU Articles provide that, to the fullest extent permitted by applicable law, neither the Sponsor nor any individual serving as a director or officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as EDNCU. The EDNCU Articles further provide that, to the fullest extent permitted by applicable law, EDNCU renounces any interest or expectancy of the company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for either the Sponsor of its directors or officers, on the one hand, and the company, on the other, unless such opportunity is expressly offered to such director or officer in their capacity as a director or officer EDNCU and the opportunity is one the company is legally and contractually permitted to undertake and would otherwise be reasonable for the company to pursue. To the fullest extent permitted by applicable law, the Sponsor and the EDNCU’s directors and officers shall have no duty to communicate or offer any such corporate opportunity to EDNCU and shall not be liable to the company or its shareholders for breach of any fiduciary duty as a shareholder, director and/or officer of EDNCU solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to EDNCU, unless such

	SatixFy	EDNCU
opportunity is expressly offered to such director or officer in their capacity as a director or officer of EDNCU and the opportunity is one the company is legally and contractually permitted to undertake and would otherwise be reasonable for the company to pursue.
Exclusive Forum	SatixFy’s A&R Articles of Association to be effective upon the closing of the Business Combination provide that unless SatixFy consents in writing to the selection of an alternative forum, (i) the federal district courts of the United States of America shall be the for the resolution of any complaint asserting a cause of action arising under the Securities Act, and (ii) the competent courts in Tel Aviv, Israel shall be the exclusive forum for (a) any derivative action or proceeding brought on behalf of SatixFy, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of SatixFy to SatixFy or its shareholders, or (c) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law or the Securities Law 5728-1968 and the regulations promulgated thereunder and providing that any person or entity purchasing or otherwise acquiring or holding any interest in shares of SatixFy shall be deemed to have notice of and consented to these provisions.	No equivalent provision.
Limitation of Liability	SatixFy’s A&R Articles of Association to be effective upon the closing of the Business Combination provide that SatixFy may, subject and pursuant to the provisions of the Israeli Companies Law or other additionally applicable law, exempt SatixFy directors and officers from and against all liability for damages due to any breach of such director’s or officer’s duty of care. However, SatixFy may not exempt a director in advance from his liability toward SatixFy due to the breach of his/her duty of care in a dividend distribution.	The EDNCU Articles provide that no director or officer (including a former director or officer) shall be liable to the company for any loss or damage incurred by the company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful default or wilful neglect of such person. No person shall be found to have committed actual fraud, wilful default or wilful neglect unless or until a court of competent jurisdiction shall have made a finding to that effect.

	SatixFy	EDNCU
Indemnification and Advancement
The SatixFy A&R Articles of Association provide that SatixFy may, subject and pursuant to the provisions of the Israeli Companies Law, the Israeli Securities Laws and the Israeli Economic Competition Law, 5748-1988, or any other additionally applicable law, indemnify and insure a director or officer of SatixFy for all liabilities and expenses incurred by him or her arising from or as a result of any act (or omission) carried out by him or her as a director or officer of SatixFy and which is indemnifiable pursuant to applicable law, to the fullest extent permitted by law. The Israeli Companies Law provides that undertakings to indemnify a director or officer for such liabilities (but not for such legal expenses) be limited to specified foreseeable events and to reasonable maximum amounts.
An undertaking in relation to exemption, indemnification and insurance of a director or officer as aforesaid will continue following the director or officer ceasing to act as such.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against wilful default, fraud or the consequences of committing a crime.
The EDNCU Articles provide for indemnification of directors and officers (including former directors and officers) out of the company’s assets for any liability incurred in their capacities as such, except through their own actual fraud, willful neglect or willful default. The company shall advance to each indemnified person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such indemnified person for which indemnity will or could be sought. In connection with any advance of any expenses under the EDNCU Articles, the indemnified person shall execute an undertaking to repay the advanced amount to the company if it shall be determined by final judgment or other final adjudication that such indemnified person was not entitled to indemnification.
The directors, on behalf of the company, may purchase and maintain insurance for the benefit of any director or officer of the company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF
EDNCU, SATIXFY AND THE COMBINED COMPANY
The following table sets forth, as of            , 2022, information regarding (i) the actual beneficial ownership of EDNCU ordinary shares as of the date of this proxy statement/prospectus prior to the consummation of the Business Combination and (ii) the expected beneficial ownership of SatixFy Ordinary Shares immediately following the consummation of the PIPE Financing and the transactions contemplated by the Business Combination Agreement, assuming that (a) no EDNCU Class A ordinary shares are redeemed, the “no redemption scenario”, and alternatively (b) that           EDNCU Class A ordinary shares are redeemed for $      funds in the Trust Account, the “maximum redemption scenario”, representing the maximum number of shares that may be redeemed so that the Business Combination, including the receipt of proceeds, less applicable expenses, from the PIPE Financing, the Backstop Facility, the 2022 Credit Agreement and $37.5 million in proceeds deemed available under the Equity Line of Credit (whether or not SatixFy issues any such shares, this assumption is required under the terms of the Business Combination Agreement to determine the Minimum Cash Condition), will yield to SatixFy at least $115 million after the payment of any SatixFy and EDNCU transaction expenses (the “minimum cash condition”):
•
Each of the current executive officers and directors of EDNCU, and such persons as a group;

•
each person who is the beneficial owner of 5.0% or more of any class of the outstanding EDNCU ordinary shares;

•
each person who will become an executive officer or director of SatixFy post-Business Combination, and such persons as a group; and

•
each person who is expected to be the beneficial owner of 5.0% or more of SatixFy Ordinary Shares post-Business Combination;

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.
The beneficial ownership of EDNCU Ordinary Shares pre-Business Combination is based on 25,000,000 EDNCU ordinary shares issued and outstanding, which includes an aggregate of 20,000,000 EDNCU Class A ordinary shares and 5,000,000 EDNCU Class B ordinary shares. Immediately prior to the Effective Time, each EDNCU ordinary share will automatically be converted into one SatixFy Ordinary Share.
The total number of SatixFy Ordinary Shares expected to be outstanding after the consummation of the Business Combination will be        .
Unless otherwise indicated, we believe that all persons named in the table below have, or may be deemed to have, sole voting and investment power with respect to all SatixFy Ordinary Shares beneficially owned, or SatixFy’s ordinary shares to be beneficially owned, by them.

	Beneficial Ownership of EDNCU ordinary shares before the Consummation of the Buiness Combination, PIPE Financing and Price Adjustment Shares			Beneficial Ownership of SatixFy’s Ordinary Shares after Consummation of the Business Combination, PIPE Financing and Price Adjustment Shares
				No Redemption Scenario		Maximum Redemption Scenario
	Number of Shares		Percentage of EDNCU ordinary shares(1)	Number of SatixFy Ordinary Shares	Percentage of SatixFy Ordinary Shares	Number of SatixFy Ordinary Shares	Percentage of SatixFy Ordinary Shares
	Class A	Class B
EDNCU Directors, Executive Officers and 5% Holders Pre-Business Combination(2):
Endurance Antarctica Partners, LLC(3)	—	3,570,000	15.1%
Chandra R. Patel	—	—	—
Richard C. Davis	—	—	—
Graeme Shaw	—	—	—
Romeo A. Reyes	—	—	—
Gary D. Begeman	—	35,000	*
Henry E. Dubois	—	35,000	*
Michael Leitner	—	35,000	*
All Directors and Executive Officers as a Group	—	105,000	*
Aristeia Capital, L.L.C.(4)	1,980,000	—	9.0%
Polar Asset Management Partners Inc.(5)	1,980,000	—	9.0%
RiverNorth Capital Management, LLC(6)	1,980,000	—	9.0%
Radcliffe Capital Management, L.P.(7)	1,500,000	—	7.0%
MMCAP International Inc. SPC(8)	1,480,000	—	6.9%
Shaolin Capital Management LLC(9)	1,314,541	—	6.2%
Citadel Advisors LLC(10)	1,250,000	—	5.8%
SatixFy Directors, Executive Officers and 5% Holders Post-Business Combination(11):
David Ripstein
Yoel Gat(12)
Mary P. Cotton
Richard C. Davis(3)
Shengyan Fan
Larry Krauss
Doron Rainish
Yair Shamir
David L. Willetts
Charles A. Bloomfield
Simona Gat(13)
Yoav Leibovitch(14)
Divaydeep Sikry
Stephane Zohar
All Directors and Executive Officers as a Group
CEL Catalyst Communications Limited(15)
ST Engineering iDirect, Inc.(16)

*
Less than 1%.

(1)
For each beneficial owner, their respective Class B ordinary shares are included in the total outstanding ordinary shares for purposes of calculating the percentage of EDNCU ordinary shares, but Class B ordinary shares held by others are excluded.

(2)
Unless otherwise noted, the business address of each of the Sponsor and each of the directors and officers at EDNCU is c/o Endurance Acquisition Corp., 630 Fifth Avenue, 20th Floor, New York, NY 10111.

(3)
Interests shown before the business combination for Endurance Antarctica Partners, LLC consist solely of the Class B ordinary shares. Interests shown after the Business Combination consist of Shares SatixFy Ordinary Shares issued to the Sponsor in the Business Combination, as well as its share of the PIPE Financing and the Price Adjustment Shares and the SatixFy Ordinary Shares underlying the SatixFy Warrants owned by the Sponsor that will be exercisable within 60 days of the date hereof. Chandra R. Patel, Richard C. Davis and Graeme Shaw share voting and investment control over shares held by the Sponsor by virtue of their shared control of the Sponsor. By virtue of this relationship, Chandra R. Patel, Richard C. Davis and Graeme Shaw may be deemed to share beneficial ownership of the securities held of record of the Sponsor. Each of Chandra R. Patel, Richard C. Davis and Graeme Shaw has disclaimed beneficial ownership of the shares, except to the extent of their respective pecuniary interest therein, if any.

(4)
Represents shares that may be deemed to be beneficially owned by Aristeia Capital, L.L.C., a Delaware limited liability company (“Aristeia”). Aristeia is the investment manager of, and has voting and investment control with respect to the shares held by, one or more private investment funds. Aristeia has a business address of One Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(5)
Represents shares that may be deemed to be beneficially owned by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada (“Polar”), which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“PMSMF”) with respect to the shares directly held by PMSMF. Each of Polar and PMSMF has a business address of 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

(6)
Represents shares that may be deemed to be beneficially owned by RiverNorth Capital Management, LLC, a Delaware limited liability company (“RiverNorth”). RiverNorth is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. RiverNorth has a business address of 325 N. LaSalle Street, Ste. 645, Chicago, Illinois 60654.

(7)
Represents shares that may be deemed to be beneficially owned by each of Radcliffe Capital Management, L.P. a Delaware limited partnership, RGC Management Company, LLC, a Delaware limited liability company, Steven B. Katznelson, a citizen of Canada, the United States and the United Kingdom, Christopher Hinkel, a citizen of the United States, Radcliffe SPAC Master Fund, L.P., a Cayman Islands limited partnership, and Radcliffe SPAC GP, LLC, a Delaware limited liability company, each of whom has a business address of 50 Monument Road, Suite 300, Bala Cynwyd, PA 19004.

(8)
Represents shares that may be deemed to be beneficially owned by each of MMCAP International Inc. SPC, a Cayman Islands exempted company (“MMCAP”), and MM Asset Management Inc., a company incorporated under the laws of Ontario, Canada (“MM Asset”). MMCAP has a business address of c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands. MM Asset has a business address of 161 Bay Street, TD Canada Trust Tower Ste 2240, Toronto, ON M5J 2S1 Canada.

(9)
Represents shares that may be deemed to be beneficially owned by Shaolin Capital Management LLC, a company incorporated under the laws of State of Delaware (“Shaolin”), which serves as the investment advisor to Shaolin Capital Partners Master Fund, Ltd., a Cayman Islands exempted company, MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, and DS Liquid DIV RVA SCM LLC being managed accounts advised by the Shaolin Capital Management LLC. Shaolin has a business address of 7610 NE 4th Court, Suite 104 Miami FL 33138.

(10)
Represents shares that may be deemed to be beneficially owned by each of Citadel Advisors LLC (“Citadel Advisors”), Citadel Advisors Holdings LP (“CAH”), Citadel GP LLC (“CGP”), Citadel Securities LLC (“Citadel Securities”), Citadel Securities Group LP (“CALC4”), Citadel Securities GP LLC (“CSGP”) and Mr. Kenneth Griffin (collectively with Citadel Advisors, CAH, CGP, Citadel Securities, CALC4 and CSGP, the “Citadel Entities”) with respect to the shares owned by Citadel Multi-Strategy Equities Master Fund Ltd., a Cayman Islands company (“CM”), and Citadel Securities. Each of Citadel Advisors, CGP, Citadel Securities and CSGP is organized as a limited liability company under the laws of the State of Delaware. Each of CALC4 and CAH is organized as a limited partnership under the laws of the State of Delaware. Mr. Griffin is a U.S. citizen. Citadel Advisors is the portfolio manager for CM. CAH is the sole member of Citadel Advisors. CGP is the general partner of CAH. CALC4 is the non-member manager of Citadel Securities. CSGP is the general partner of CALC4. Mr. Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP. Each of the Citadel Entities has a business address of 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.
(11)
The business address for each of the directors and officers of SatixFy is 2 Hamada St., Rehovot 670315, Israel.

(12)
Mr. Yoel Gat is one of SatixFy’s founders. Mr. Yoel Gat’s holdings include Price Adjustment Shares.

(13)
Ms. Simona Gat, who is one of SatixFy’s founders, is married to Mr. Yoel Gat. By virtue of this relationship, Ms. Simona Gat may be deemed to share beneficial ownership of the securities held of record of Mr. Yoel Gat, which are not reflected as owned by Ms. Gat in the table. Ms. Gat’s direct holdings include Price Adjustment Shares

(14)
Mr. Yoav Leibovitch is one of SatixFy’s founders. Mr. Yoav Leibovitch’s holdings include Price Adjustment Shares.

(15)
CEL Catalyst Communications Limited is held by CEL Catalyst China Israel Fund L.P and Catalyst CEL Fund L.P. Mr. Yair Shamir and Ms. Shengyan Fan are directors of CEL Catalyst Communications Limited and have the power to direct it to vote and dispose of the shares and each such director has shared voting and investment power over the shares. Each director disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The address for CEL Catalyst Communications Limited is 40/F, Far East Finance Centre 16 Harcourt Road, Hong Kong.

(16)
The address for ST Engineering iDirect, Inc. is 13861 Sunrise Valley Drive, Suite 300 Herndon, Virginia 20171.

FUTURE SHAREHOLDER PROPOSALS AND NOMINATIONS
If the Business Combination is completed, SatixFy shareholders will be entitled to attend and participate in SatixFy’s annual general meetings of shareholders. SatixFy will provide notice of the date on which its annual general meeting will be held in accordance with the A&R Articles of Association and the Israeli Companies Law.

APPRAISAL RIGHTS UNDER THE CAYMAN COMPANIES LAW
Holders of record of EDNCU ordinary shares may have appraisal rights in connection with the Business Combination under the Cayman Companies Law.
Holders of record of EDNCU ordinary shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its EDNCU ordinary shares must give written objection to the Business Combination to EDNCU prior to the shareholder vote to approve the Business Combination and follow the procedures set out in Section 238 of the Cayman Companies Law. These statutory appraisal rights are separate to and mutually exclusive of the right of EDNCU Public Shareholders to demand that their EDNCU Public Shares are redeemed for cash for a pro rata share of the funds on deposit in the Trust Account in accordance with the EDNCU Articles. It is possible that if an EDNCU Public Shareholder exercises appraisal rights, the fair value of the EDNCU ordinary shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than such holder would obtain if he, she, or it exercised his, her or its redemption rights as described herein. EDNCU believes that such fair value would equal the amount that EDNCU Public Shareholders would obtain if they exercise their redemption rights as described herein.
EDNCU shareholders need not vote against any of the proposals at the extraordinary general meeting in order to exercise Dissent Rights. An EDNCU shareholder which elects to exercise Dissent Rights must do so in respect of all of the EDNCU ordinary shares that person holds and will lose their right to exercise their redemption rights as described herein.
At the Effective Time, the Dissenting EDNCU Shares shall automatically be cancelled by virtue of the Business Combination, and each Dissenting EDNCU Shareholder will thereafter cease to have any rights with respect to such shares, except the right to be paid the fair value of such shares and such other rights as are granted by the Cayman Companies Law. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn, forfeited or lost his, her or its rights under Section 238 of the Cayman Companies Law (including in the circumstances described in the immediately following paragraph) or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Companies Law, then the right of such holder to be paid the fair value of such holder’s Dissenting EDNCU Shares under Section 238 of the Cayman Companies Law will cease, the shares will no longer be considered Dissenting EDNCU Shares and such holder’s former EDNCU ordinary shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration comprising one SatixFy Ordinary Share for each EDNCU ordinary share, without any interest thereon. As a result, such EDNCU shareholder would not receive any cash for their EDNCU ordinary shares and would become a shareholder of SatixFy.
In the event that any EDNCU shareholder delivers notice of their intention to exercise Dissent Rights, EDNCU, SatixFy and Merger Sub may, in their sole discretion, elect to delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Companies Law. Section 239 of the Cayman Companies Law states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. In circumstances where the limitation under Section 239 of the Cayman Companies Law is invoked, no Dissent Rights would be available to EDNCU shareholders, including those EDNCU shareholders who previously delivered a written objection to the Business Combination prior to the extraordinary general meeting and followed the procedures set out in Section 238 of the Cayman Companies Law in full up to such date, and such holder’s former EDNCU ordinary shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration comprising one SatixFy Ordinary Share for each EDNCU ordinary share, without any interest thereon. Accordingly, EDNCU shareholders are not expected to ultimately have any appraisal or dissent rights in respect of their EDNCU ordinary shares and the certainty provided by the redemption process may be preferable for EDNCU Public Shareholders wishing to exchange their EDNCU Public Shares for cash.

SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with EDNCU’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Endurance Acquisition Corp., 630 Fifth Avenue, 20th Floor, New York, NY 10111 or by telephone at (646) 585-8975. Following the Business Combination, such communications should be sent in care of SatixFy Communications Ltd., Attention: Legal, 12 Hamada St., Rehovot 670315 Israel. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.
LEGAL MATTERS
The legality of the SatixFy Ordinary Shares offered by this proxy statement/prospectus and certain other Israeli legal matters will be passed upon for SatixFy by Gross Law Firm. The legality of the SatixFy Warrants offered by this proxy statement/prospectus and certain legal matters relating to U.S. law will be passed upon for SatixFy by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters will be passed upon for EDNCU by Morrison & Foerster LLP. Certain Cayman Islands legal matters will be passed upon for EDNCU by Appleby. Certain Israeli legal matters will be passed upon for EDNCU by Meitar Law Offices.
EXPERTS
The consolidated financial statements of SatixFy Communications Ltd. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 included in this proxy statement/prospectus and in the Registration Statement have been so included in reliance on the report of Ziv Haft Certified Public Accountants (Isr.), a member firm of BDO International Limited, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Endurance Acquisition Corp. as of December 31, 2021, and for the period from April 23, 2021 (inception) to December 31, 2021, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report, thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.
DELIVERY OF DOCUMENTS TO SHAREHOLDERS
Pursuant to the rules of the SEC, EDNCU and service providers that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of EDNCU’s proxy statement. Upon written or oral request, EDNCU will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of such document was delivered and who wishes to receive separate copies of such document. Shareholders receiving multiple copies of such document may likewise request that EDNCU delivers single copies of such document in the future. Shareholders may notify EDNCU of their requests by writing or calling EDNCU at its principal executive offices at 630 Fifth Avenue, 20th Floor, New York, New York 10111 or (646) 585-8975.
ENFORCEABILITY OF CIVIL LIABILITY
SatixFy is a company incorporated under the laws of the state of Israel. Accordingly, you may have difficulty serving legal process within the United States upon SatixFy. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against SatixFy in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that Israeli courts would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, SatixFy may be served with process in the United States with respect to actions against SatixFy arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of SatixFy’s securities by serving SatixFy’s U.S. agent irrevocably appointed for that purpose.

TRANSFER AGENT AND REGISTRAR
The transfer agent for SatixFy’s securities will be                 .
WHERE YOU CAN FIND MORE INFORMATION
SatixFy has filed a registration statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.
EDNCU files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on EDNCU at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.
Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination, you should contact via phone or in writing:
Endurance Acquisition Corp.
630 Fifth Avenue, 20th Floor
New York, New York 10111
(646) 585-8975
To obtain timely delivery of the documents, you must request them no later than five business days before the date of the extraordinary general meeting, or no later than           , 2022.
All information contained in this proxy statement/prospectus relating to SatixFy has been supplied by SatixFy, and all such information relating to EDNCU has been supplied by EDNCU. Information provided by one another does not constitute any representation, estimate or projection of the other.

INDEX TO FINANCIAL STATEMENTS
Page
Consolidated Financial Statements of SatixFy Communications Ltd. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders’ Deficit	F-6
Consolidated Statements of Cash Flows	F-7
Notes to the Consolidated Financial Statements	F-8
Audited Financial Statements of Endurance Acquisition Corp.
Report of Independent Registered Public Accounting Firm	F-43
Balance Sheet as of December 31, 2021	F-44
Statement of Operations for the period from April 23, 2021 (inception) to December 31, 2021	F-45
Statement of Changes in Shareholders’ Equity for period from April 23, 2021 (inception) to December 31, 2021	F-46
Statement of Cash Flows for period from April 23, 2021 (inception) to December 31, 2021	F-47
Notes to Financial Statements	F-48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and Board of Directors
SATIXFY COMMUNICATIONS LTD.
Qualified Opinion on the Financial Statements
We have audited the accompanying statements of consolidated balance sheet of Satixfy Communications LTD. (the “Company”) as of December 31, 2020, the related consolidated statements of comprehensive loss, stockholders’ deficit, and cash flows for the year ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, except for the omission of comparative financial information as described in the Basis for Qualified Opinion paragraph, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Qualified Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our consolidated audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
As described in note 2, the accompanying consolidated financial statements do not include comparative figures for prior year. International Accounting Standard 1, Presentation of Financial Statements requires the financial statements be presented with relevant comparative financial information. These consolidated financial statements have been prepared solely for the purpose of meeting the requirements of a confidential draft of a registration statement on form F-4 with the United States Securities and Exchange Commission. Accordingly, no comparative information is presented. In our opinion inclusion of comparative figures is necessary to obtain a proper understanding of the current period’s consolidated financial statements.
/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm
We have served as the Company’s auditor since August, 2019.
March 30, 2022
Tel Aviv, Israel

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)
		As at December 31
	Note	2021	2020
		In USD thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	13		6,983
Trade accounts receivable	3		489
Contract Assets	4		1,954
Other current assets	5		6,857
Inventory	6		675
Total current assets			16,958
NON-CURRENT ASSETS:
Right-of-use assets	7		3,697
Property, plant and equipment, net	9		990
Investment in Jet Talk	8		4,036
Other non-current assets			265
Total non-current assets			8,988
TOTAL ASSETS			25,946
The accompanying notes are an integral part of the consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)
		As at December 31
	Note	2021	2020
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables			7,151
Short term loans from banks	13		2,161
Related parties	15		—
Deferred revenues	10		612
ESA advance payments	18		14,382
Lease liabilities	7		932
Other accounts payable and accrued expenses	11		5,683
Total current liabilities			30,921
NON-CURRENT LIABILITIES:
Long term loans from banks	13		6,314
Lease liabilities	7		3,465
Loan from shareholder, net	14		4,212
Warrant Liabilities	16		1,118
Liability for royalties payable			1,596
Total non-current liabilities			16,705
SHAREHOLDERS’ EQUITY:	17
Share capital			4
Share premium			45,990
Capital reserves			(905)
Retained earnings			(66,769)
Total shareholders’ deficit			(21,680)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			25,946
The accompanying notes are an integral part of the financial statements.

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of USD)
		For the year ended December 31
	Note	2021	2020
Revenues:	19
Development services and preproduction			10,319
Sale of products			313
Total revenues			10,632
Cost of sales and services:	20
Development services and preproduction			2,966
Sale of products			94
Total cost of sales and services			3,060
Gross profit			7,572
Research and development expenses	21		16,637
Selling and marketing expenses	22		1,088
General and administrative expenses	23		2,612
Loss from regular operations			(12,765)
Finance Income			1,260
Finance Expenses			(2,163)
Company’s share in the loss of a company accounted by equity method, net	8		(3,895)
Loss before income taxes			(17,563)
Income taxes	24		—
Loss for the period			(17,563)
Other comprehensive income (loss) net of tax:
Items that will or may be reclassified to profit or loss:
Exchange loss arising on translation of foreign operations			(790)
Total comprehensive loss for the period			(18,353)
Basic and diluted loss per share (in dollars)	25		(1.00)
Basic and diluted weighted average common shares outstanding			17,551
The accompanying notes are an integral part of the financial statements.

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(in thousands of USD)
	Ordinary shares	Preferred Shares A	Preferred Shares B	Preferred Shares C	Share capital	Share premium	Retained earnings	Capital reserves	Total
	Number of shares				In USD thousand
For the year ended December 31, 2021
Balance as of January 1, 2021
Exercise of options
Issuance shares
Stock-based compensation
Issuance of warrants
Loss for the year
Balance as of December 31, 2021
For the year ended December 31, 2020
Balance as at January 1, 2020	17,197,000	7,300,000	4,778,000	856,000	4	44,151	(49,206)	(115)	(5,166)
Exercise of options	572,000	—	—	—	(*	14	—	—	14
Issuance shares	123,000	—	—	—	(*	750	—	—	750
Stock-based compensation	—	—	—	—	—	76	—	—	76
Issuance of warrants	—	—	—	—	—	999	—	—	999
Loss for the year	—	—	—	—	—	—	(17,563)	(790)	(18,353)
Balance as of December 31, 2020	17,892,000	7,300,000	4,778,000	856,000	4	45,990	(66,769)	(905)	(21,680)

*)
Represents an amount less than one thousand.

The accompanying notes are an integral part of the financial statements.

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of USD)
	For the year ended December 31
	2021	2020
Cash flows from operating activities:
Loss for the year		(17,563)
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization		1,328
Company’s share in the loss of a company accounted by equity method, net		3,895
Finance expenses on loans		675
Change in the fair value of warrant liabilities		9
Stock-based compensation		76
Decrease in trade accounts receivable		1,056
Decrease in contract assets		1,001
Increase in inventory		(63)
Increase in other current assets		(1,198)
Increase in long-term bank deposit		(6)
Increase in trade payables		1,038
Decrease in deferred revenues		(5,031)
Increase in provision for severance pay		573
Increase in other accounts payable and accrued expenses		9,285
Decrease in liability for royalties payable		(685)
Net cash used in operating activities		(5,610)
Cash flow from investing activities
Purchase of property, plant and equipment		(293)
Net cash used in investing activities		(293)
Cash flows from financing activities
Receipt of long-term loans from banks		4,504
Issuance of warrants to banks		295
Receipt of loan from shareholder		4,001
Issuance of warrants to shareholder		999
Repayment of loans from banks		(891)
Payments and interest of lease liabilities		(975)
Issuance of shares		14
Net cash provided by financing activities		7,947
Increase (decrease) in cash and cash equivalents		2,044
Cash and cash equivalents balance at the beginning of the year		4,961
Effect of changes in foreign exchange rates on cash and cash equivalents		(22)
Cash and cash equivalents balance at the end of the year		6,983
Appendix A – Cash paid and received during the year for:
Interest paid		386
The accompanying notes are an integral part of the financial statements.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 1 — GENERAL
a.   Satixfy Hong Kong (hereinafter: the “The Former Company” “) was incorporated in Hong Kong in 2012 having a place of business at Unit B, 20/F., Nathan Commercial Building, 430-436 Nathan Road, Yaumati, Kln. Hong Kong in accordance with Hong Kong law. On November 27, 2019, the Board of Directors of the Former Company decided to make a structural change (hereinafter “the reorganization”). For the reorganization, Satixfy Communications Ltd. (hereinafter: the “Company”) was incorporated on January 9, 2020, as a private limited company, in accordance with the provisions of the Israeli Companies Law while maintaining the same capital structure as the Former Company. On May 12, 2020, the Former Company transferred to the Company all its holdings directly and indirectly in the subsidiaries (hereinafter “the transferred companies”, see also Note 1.D). The reorganization was completed on May 12, 2020, after receiving an approval from the Israeli Tax Authorities for tax exemption in accordance with the provisions of section 104B (f) of the Income Tax Ordinance.
The Company handled the reorganization using the pooling of interest method, the Company’s consolidated financial statements reflect the reorganization using the “As Pooling” method accordingly, the consolidated financial statements include the financial position, results of operations and cash flows of the Company and of the transferred companies, consolidated as of January 1, 2020. Assets and rights acquired by the transferred companies after January 1, 2020, reflect the assets and liabilities and activities of those assets as of the date of their acquisition by the transferred companies.
b.   The Company and its subsidiaries are engaged in the development and marketing of integrated circuit products for specific applications, antennas and terminals used for satellite communications. The Company has developed a new generation of integrated silicon chips for modems and antennas based on its own proprietary technology and provide end-to-end solutions for the satellite communications industry, including terminals, payloads and hubs. The Company develops its advanced chips (Application Specific Integrated Circuit chips (ASICs) and Radio Frequency Integrated Circuit chips (RFICs) based on technology designed to meet a variety of applications and services, such as broadband aviation, IOT, mobility and maritime, and operating on GEO, LEO and MEO satellites. The Company’s technology includes electronically steered antenna arrays, forming and design of digital beams, beam hopping, on-board processing payload chips and software-defined radio (SDR) modem chips
c.   The affiliated company “Jet Talk” is engaged in the development and marketing of a unique antenna for IFC passenger aircraft and computers that receive broadband video transmissions from satellites.
d.   The Company operates primarily through four wholly owned subsidiaries: Satixfy Israel Ltd, Satixfy UK, Satixfy Space Systems UK, Satixfy Bulgaria and SatixFy US LLC, all of which have been consolidated in these consolidated financial statements.
Name	Holding percentage		Held By	Country of incorporation
	2021	2020
Satixfy Israel Ltd.		100%	Satixfy Communications	Israel
Satixfy UK		100%	Satixfy Communications	UK
Satixfy Satellite Systems UK		100%	Satixfy Communications	UK
Satixfy Bulgaria		100%	Satixfy UK	Bulgaria
Satixfy US LLC		100%	Satixfy Communications	USA
In addition, the Company’s holds 51% of the shares of the following entity (see also Note 8):
Name	Holding percentage		Held By	Country of incorporation
	2021	2020
Jet talk		51%	Satixfy UK	UK

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 1 — GENERAL (continued)
e.   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred losses of 66,769 from operations since its inception. As of December 31, 2020, the Company has incurred 17,563 of net loss in 2020, the Company has a working capital deficit of 13,963 and accumulated deficit of 66,769. In addition, COVID 19 pandemic has caused to delays in the schedule of projects.
Since its inception, the company has financed its day-to-day operations by receiving capital investments, receiving income from Government projects together with bank and Shareholders’ loans. It should be noted that after the balance sheet date and up to the date of publication of these reports, the Company has progressed in the development of its products and had recently signed a significant agreement with one of the largest LEO operators in the world today.
In order to secure its operation, the Company received a loan amounted to 55 million (see also Note 26 Subsequent Events).
f.   COVID -19
The 2019 Novel Coronavirus infection (‘coronavirus’) or ‘COVID-19’ pandemic poses a major public health threat. It has hindered the movement of people and goods worldwide, and many governments are instituting restrictions on both individuals and businesses. Significant development and spread of the coronavirus did not take place until January 2020, with the World Health Organization (WHO) announcing the coronavirus as a global health emergency on January 30, 2020, which prompted national governments around the world to begin putting actions in place to slow the spread of COVID-19. Furthermore, significant measures taken by the Chinese government and by private sector organizations did not take place until early 2020. On March 11, 2020, the WHO declared COVID-19 a global pandemic and suggested worldwide containment and mitigation measures. In response to the pandemic, the Company has adjusted its business practices with a focus on the health and well-being of our employees and their families, customers, partners, service providers, and communities. The Company’s office has been subject to government-mandated lockdowns for some periods of time and the Company received a long-term loan following the Israeli government’s decision to establish a dedicated loan fund to help the Israeli companies to deal with the impact of the COVID-19 pandemic. As the corona pandemic continued to spread around the world, it had a negative impact on the company’s business operations, mainly due to the impact the pandemic had on certain market sectors the company is targeting, as several opportunities at different stages of negotiations were postponed, exhibitions were canceled, and meetings postponed due to flight limitations. In addition, work on current projects was delayed, as more than 50% of employees worked from home during a period of over 8 months, leading to delays in project schedules, which affected the company’s forecasts and cash flow.
The Company’s management continue to monitor and to examine the effects of the Corona crisis on its various aspects and acts, if necessary, to make necessary adjustments in order to minimize exposure to the Company’s activities and operating results. In light of the aviation restriction due to the crisis, there may be delays in sales outside Israel.
As of the date of approval of this report, the Company’s management does not identify any difficulties in the Company’s solvency due to the corona crisis or a material impact on the availability of financing sources or their price.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies used in the preparation of the financial statements, on a consistent basis, are:
A.
Basis of preparation:

These consolidated financial statements have been prepared solely for the purpose of meeting the requirements of the United States Securities and Exchange Commission in connection with filing a confidential draft of registration statement on Form F-4. Accordingly, no comparative consolidated financial information is presented.
Except for the omission of comparative consolidated financial information as discussed in the preceding paragraph, these consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). The financial statements have been prepared under the historical cost convention except for certain financial liabilities which are measured at fair value until conversion. The Company has elected to present the consolidated statements of comprehensive loss using the function of expense method.
B.
Basis of consolidation:

Subsidiaries:
Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over the investee, exposure to variable returns from the investee, and the ability of the investor to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control. The consolidated financial statements present the results of the Company and its subsidiaries as if they formed a single entity. Intercompany transactions and balances between group companies are therefore eliminated in full.
In addition, the financial statements of the subsidiaries were prepared using a consistent accounting policy with the Company regarding similar transactions and events in similar circumstances.
Investments in affiliated companies and joint ventures:
When the Company has the ability to influence the business operation of another entity, but the influence doesn’t constitute a control, then the Company has a significant influence which will be presented as an affiliate company based on the equity method. Potential voting rights which can be exercise on an immediate basis also taking into account as part of the above influence. The holding in an affiliate company is presented based on the equity method unless the investment is held for sale. The financials statements of the affiliated company have been prepared using the same accounting policy of the Company. Any goodwill arising from the affiliated company purchase is part of the investment and isn’t amortized unless there is an objective evidence for impairment.
If the Company’s share in the losses of an affiliated company or joint venture is equal to or exceeds its rights in the affiliated company or in the joint venture, the Company ceases to recognize its share in additional losses. Once the Company’s rights have been reduced to zero, the Company recognizes additional losses only to the extent that it has incurred legal or implied liabilities or to the extent that payments have been made for the affiliated company or for the joint venture. The Company recognizes the gains that arise thereafter only when the Company’s share in the profits equals the share in unrecognized losses.
The Company performs an impairment test (see Note 2.U below) for a net investment in an affiliated company or in a joint venture as a whole when there is objective evidence of impairment of the investment. An impairment loss as aforesaid is allocated to an investment as a whole.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)
The Company ceases to use the equity method as of the date on which an investment ceases to be an affiliated company or joint venture. Any investment remaining in the former affiliate or former joint venture is measured at fair value. The difference between the fair value of the remaining investment and any consideration from the realization of part of the investment and the book value of the investment at the time the use of the equity method is discontinued is recognized in profit or loss. Amounts previously recognized in other comprehensive income with respect to the same investment are treated in the same manner that would have been required if the invested entity had itself realized the related assets or related liabilities.
C.
Use of estimates and assumptions in the preparation of the financial statements:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to measurement uncertainty and are reviewed periodically and adjustments, if necessary, are made in the year which they are identified. Actual results could differ from those estimates.
The following is a description of assumptions about the future and other factors for uncertainty in estimates at the end of the reporting period, which results in a significant risk that will result in material correlation to book values of assets and liabilities during the next reporting period:
Useful life of fixed assets and intangible assets — Useful life is based on management’s estimates of the period in which the assets will generate income, which are reviewed periodically for the purpose of examining the adequacy of these estimates. Changes in management’s estimates may lead to material changes in depreciation expense recognized in profit or loss.
Fair value of financial instruments — The fair value of financial instruments that are not quoted in an active market is measured in accordance with model-based valuation techniques. These techniques are significantly influenced by assumptions that serve as a basis for calculation, such as capitalization rates and estimates of future cash flows.
Inventory — The net realizable value of the inventory is reviewed at the end of each reporting period. Factors that may affect selling prices include the existing market demand for the company’s inventory, the activity of competitors in the market, superior technology in the market, the prices of raw materials and the bankruptcy of customers and suppliers.
Estimates of Receipts or Payments of Financial Instruments — If the Company updates the estimates of receipts or payments of financial instruments, it adjusts the value in the books of the financial instrument to reflect the actual cash flows and the updated estimate of the cash flows.
Contracts with customers — measuring the progress of performance commitments that exist over time the company estimates the total cost of completing each project based on estimates of material costs, labor costs, subcontractor performance and more.
D.
Foreign currency:

The consolidated financial statements are prepared in U.S. Dollars (the functional currency). Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 “The Effects of Changes in Foreign Exchange Rates”. Accordingly, transactions and balances have been converted as follows:
•
Monetary assets and liabilities — at the rate of exchange applicable at the consolidated statements of financial position date.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)
•
Exchange gains and losses from the aforementioned conversion are recognized in the statement of comprehensive income.

•
Expense items — at exchange rates applicable as of the date of recognition of those items.

•
Non-monetary items are converted at the rate of exchange used to convert the related consolidated statements of financial position items i.e. at the time of the transaction.

Foreign operations
On consolidation, the results of foreign operations are translated into US Dollars at exchange rates ruling when the transactions took place. All assets and liabilities of foreign operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date.
Exchange rate differences arising on translating the opening net assets at opening rate and the results of foreign operations at actual rate of exchange are recognized in other comprehensive income and accumulated in the foreign exchange reserve. Exchange differences recognized in profit or loss in the Group entities’ separate financial statements on the translation of long-term monetary items forming part of the Group’s net investment in the foreign operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation. On disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to that operation up to the date of disposal are classified to profit or loss as part of the profit or loss on disposal.
E.
Cash and cash equivalents:

Cash equivalents are considered by the Company to be highly liquid investments, including, inter alia, short-term deposits with banks and the maturity of which do not exceed three months at the time of deposit and which are not restricted.
Overdrafts, which are due on demand and form an integral part of the Company’s cash management, were included as a component of cash and cash equivalents for the purposes of presenting the statement of cash flows.
F.
Linkage:

Assets and liabilities linked to the consumer price index were included according to the appropriate index for each asset or liability.
CPI-linked loans are measured at reduced cost when the balance at the end of the reporting period is CPI-linked.
G.
Provisions:

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured. Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.
The effect of the time value is material, the amount of the provision is measured according to the present value of the projected expenses that will be required to settle the obligation.
The reduction of a provision is recognized in profit or loss as the reduction of the appropriate consequential item when the company actually bears it or at the date of its termination, whichever is later.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)
H.
Research and development costs:

Expenditure on research activities is recognized in profit or loss as incurred. Expenditure incurred on development activities including the Company’s development is capitalized where the expenditure will lead to new or substantially improved products and only if all the following can be demonstrated:
•
The product is technically and commercially feasible.

•
The Company intends to complete the product so that it will be available for use or sale.

•
The Company has the ability to use the product or sell it.

•
The Company has the technical, financial and other resources to complete the development and to use or sell the product.

•
The Company can demonstrate the probability that the product will generate future economic benefits.

•
The Company is able to measure reliability of the expenditure attributable to the product during the development.

Recognition of costs in the carrying amount of an intangible asset, ceases, when the asset is in the condition necessary for it to be capable of operating in the manner intended by management. Capitalized development costs are amortized on a straight-line basis over their estimated useful lives once the development is completed and the assets are in use. Subsequent expenditure on capitalized intangible assets is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates. All other expenditure, including that incurred in order to maintain an intangible assets current level of performance, is expensed as incurred. The Company did not meet those requirements for capitalization of research and development expenses.
I.
Leases:

The Company applied the following practical expedients when applying IFRS 16 to leases previously classified as operating leases:
•
Applied a single discount rate to a portfolio of leases with reasonably similar characteristics.

•
Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining as of the date of initial application and do not contain a purchase option.

•
Applied the practical expedient provided by the standard to recognize right-of-use assets equal to the lease liability upon initial application.

Under IFRS 16, the Company recognizes right-of-use assets and lease liabilities for most leases. The Company adopted IFRS 16 using the modified retrospective approach, with recognition of transitional adjustments on the date of initial application (January 1, 2019), without restatement of comparative figures.
On initial application of IFRS 16, the Company recognized right-of-use assets and lease liabilities in relation to leases of office facilities and motor vehicles, which had previously been classified as operating leases. The lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019. The Company’s incremental borrowing rate is the rate at which a similar borrowing could be obtained from an independent creditor under comparable terms and conditions. The weighted-average rate applied was 4.5%. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)
Right-of-use assets:
The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets comprises the amount of the initial measurement of the lease liability; lease payments made at or before the commencement date less any lease incentives received; and initial direct costs incurred. The recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment. The right-of-use assets are presented within property, plant and equipment.
Lease liabilities:
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option that is reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.
Lease term:
The term of a lease is determined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.
J.
Share-based payment:

The Company has recognized share-based payment transactions, inter alia, for the purchase of goods or services. These transactions include transactions with employees and non-employee parties that will be settled in the Company’s equity instruments, such as shares or stock options, or that will be settled in cash based on the price or value of the Company’s equity instruments, and transactions that allow the Company or service or goods to choose between Cash in cash and disposal in the company’s equity instruments.
In the case of share-based payment transactions for employees disposed of in equity instruments, the value of the benefit is measured at the time of grant with respect to the fair value of the equity instruments granted.
With respect to share-based payment transactions for non-employee parties settled in equity instruments, the value of the transaction is measured with respect to the fair value of the goods and / or services received. If the company is unable to reliably measure the fair value of the goods or services received, their fair value is measured with respect to the fair value of the equity instruments granted.
In the case of share-based payment transactions that are settled in cash, the value of the benefit is presented as a liability, which is measured at fair value at the end of each reporting period and at the date of settlement.
The benefit value of share-based payment transactions is recognized in profit or loss, unless the expense is included in the cost of an asset, against a capital fund over the vesting period based on the best estimate obtainable of the number of equity instruments expected to mature.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)
When the Company received services in exchange for a payment granted by the Parent Company, based on the Company’s equity instruments or the Parent Company’s equity instruments, it is a share-based payment transaction that is settled on equity instruments, so that an expense is recognized in profit or loss. From the parent company.
When changes are made to a share-based payment plan, the Company recognizes the effects of changes that increase the total fair value of the plan during the remaining vesting period.
K.
Transactions with controlling shareholders:

An asset transferred to the company by its controlling shareholder is presented in the company’s financial statements at its fair value at the date of the transfer. Any difference between the amount of consideration determined for the property and its fair value was recognized in equity.
An asset transferred from the Company to its controlling shareholder is deducted from the Company’s financial statements at its fair value at the date of the transfer. The difference between the fair value of the property and the book value at the date of transfer was recognized in profit or loss and the difference between the amount of consideration determined for the property at the time of transfer and its fair value was recognized in equity.
When the Company’s liability to a third party, in whole or in part, is taken by the controlling shareholder, the liability is deducted from the Company’s financial statements at fair value at the date of settlement when the difference between the book value of the liability and the fair value at the date of disposal is recognized in profit or loss. The obligation at the time of settlement and the amount of consideration determined by a capital seller.
A loan received from the controlling shareholder is presented on the date of recognition for the first time in the company’s financial statements as an asset or liability, as the case may be, at fair value when the difference between the amount of loan received or granted After recognition for the first time, the loan is presented in the financial statements of the company at its reduced cost while applying the effective interest method.
Transactions of business combinations under the same control are handled in accordance with the following principles:
— The assets and liabilities of the acquired entity are recognized for the first time in the financial statements according to their value in the books in the financial statements of the controlling shareholder on the eve of the business combination.
— The difference between the consideration determined in the transaction and the book value of the net assets of the acquired entity is recognized directly in equity.
— The Company’s financial statements reflect the state of the business and the results of operations of the acquired entity, which is consolidated by way of the business combination, as if the business was merged on the day these entities came under the same control, so that previous periods were restated to reflect the business combination.
L.
Loss per share:

Loss per share is calculated by dividing the net loss attributed to the Company’s shareholders by the number of weighted ordinary shares that exist during the period. The basic loss per share includes only shares that actually exist during the period. Potential ordinary shares (convertible securities such as convertible

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)
bonds, warrants and employee stock options) are included only in the calculation of diluted earnings per share to the extent that their effect dilutes loss per share by converting them to decreases earnings per share or increases losses per share.
In addition, potential ordinary shares converted during the period are included in the diluted earnings per share only up to the date of conversion, and from that date are included in the basic loss per share.
M.   Government grants (except OCS grants):
A benefit of a loan from the bank with the participation of the government at interest rate lower than the market interest rate was treated as a government grant. The loan was recognized and measured in accordance with the aforesaid in Note 13. The benefit was measured as the difference between the initial book value of the loan and the consideration received.
The benefit component from the government’s participation in the loan was recognized as a financing activity in accordance with the Company’s policy for presenting interest payments in financing activity.
N.
OCS grants:

A grant from the Office of the Chief Scientist (OCS) received for research and development activities, for which the company undertook royalties payments to the government contingent on making future sales resulting from this financing, was treated as a loan that could be forgiven.
The grant was recognized as a liability in the financial statements, unless there is reasonable assurance that the company will meet the conditions for the forgiveness of the loan, then it has been recognized as a government grant. When the liability to the government does not bear market interest, the liability was recognized at its fair value in accordance with the market interest rate at the time the grant was received. The difference between the consideration received and the liability recognized in the statement of financial position at the time of receiving the grant was treated as a government grant and recognized as a reimbursement of research expenses or as a reduction of development costs capitalized as the case may be. Repayment of the liability to the government is reviewed every reporting period, with changes in the liability resulting from a change in the expected royalties recognized in profit or loss.
O.
Credit costs:

The Company recognized credit costs as an expense in the period of formation, except in cases where they can be directly attributed to the acquisition, construction or production of eligible assets, so these costs were capitalized as part of the cost of those assets. The company capitalized credit costs when exits were formed in respect of the property, credit costs were formed, and the activities required to prepare the property for its intended use or sale were carried out. The Company has stopped capitalizing credit costs when substantially all the activities required to prepare the eligible asset for its intended use or sale have been completed. During prolonged periods in which the active development of a qualifying asset was stopped, the company delayed the capitalization of credit costs.
P.
Capital instrument:

Any contract that classifies a residual right in a company’s assets after deducting all its liabilities is classified as an equity instrument. Costs directly related to the issuance of an equity instrument are presented in equity less the issue.
Rights, options, or warrants offered in proportion to all existing owners of the same type of shares for the purchase of a fixed number of shares for a fixed amount in any currency have been classified as an equity instrument.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)
Q.
Warrants:

Equity Warrants:   Receipts in respect of warrants for the purchase of shares of the company / subsidiary, which give the holder the right to purchase a fixed number of equity instrument (e.g., ordinary shares) in exchange for a fixed amount of cash, are presented classified as equity.
Financial liability:   Receipts in respect of warrants for the purchase of shares of the company, which give the holder the right to purchase a fixed number of ordinary shares in exchange for a variable amount, including when the exercise of the warrants is linked to any index or foreign currency, are classified as liabilities. (See also Note 16)
R.
Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
1.
In the principal market for the asset or liability, or

2.
In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.
The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
The Company measures the following balances according to Fair Value: financial lability warrants.
Classification of fair value hierarchy
The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value. The classification of an item into the below levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur:
Level 1 —
Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 —
Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3 —
Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

S.
Financial instruments:

Financial assets
The Company classifies its financial assets into the following category, based on the business model for managing the financial asset and its contractual cash flow characteristics. The Company’s accounting policy for the relevant category is as follows:

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)
Amortized cost:   These assets arise principally from the services rendered to customers (e.g. trade receivables), but also incorporate other types of financial assets where the objective is to hold these assets in order to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment. Impairment provisions for trade receivables are recognized based on the simplified approach within IFRS 9 using a provision matrix in the determination of the lifetime expected credit losses. During this process the probability of the non-payment of the trade receivables is assessed. This probability is then multiplied by the amount of the expected loss arising from default to determine the lifetime expected credit loss for the trade receivables.
For trade receivables, which are reported net, such provisions are recorded in a separate provision account with the loss being recognized within general and administrative expenses in the consolidated statements of comprehensive income. On assessment that the trade receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.
For this purpose, the company relied on historical data that includes debt settlement, failure rate of lost debt to each company in the group in the period of the last 5 years up to the date of measurement. The Company updates the impairment provision at the end of each reporting period, and the change in the provision as it exists is recognized as a gain or loss from an impairment loss or loss.
At the end of each reporting period the Company assesses whether an asset has been impaired due to credit risk, i.e. if an event has occurred that has a detrimental effect on the future cash flows of the estimated asset. Evidence that a property is defective includes for example a significant financial difficulty of the debtor.
The company deletes the value in the gross books of a financial asset, in whole or in part, when the company has no reasonable expectation of the return of the asset, for example when the debtor enters into a foreclosure or bankruptcy proceeding.
Fair value:   All other financial assets, including debt instruments when first recognized at fair value through profit or loss to eliminate or significantly reduce inconsistency in measurement or recognition, were first measured at fair value, and changes in fair value after initial recognition were recognized in profit or loss. Transaction costs that were directly attributed to these assets were recognized in profit or loss at the time they were incurred.
Reclassification of measurement groups after initial recognition is not possible unless the company changes its business model for managing financial assets.
Financial liabilities (cont.):
The Company’s accounting policy for its financial liabilities is as follows:
Fair value: This category comprises of Convertible securities and warrants which are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive income.
Amortized cost: other financial liabilities include bank borrowings, loans from bank, trade payables, loan from major shareholder, leases and financial liability from government grants are initially recognized at fair value less any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortized cost using the effective interest method, which ensures that any interest expense over the period is at a constant interest rate on the balance of the liability

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)
carried in the statement of financial position. Interest expense in this context includes initial transaction costs, as well as any interest or coupon payable while the liability is outstanding.
De-recognition
•
Financial assets — the Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the rights to receive the contractual cash flows.

•
Financial Liabilities — the Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Impairment of financial assets
The Company assesses at the end of each reporting period whether there is any objective evidence of impairment of a financial asset as follows. Financial assets carried at amortized cost: there is objective evidence of impairment of other accounts receivable if one or more events have occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments.
Write-off policy
The Company writes off its financial assets if any of the following occur:
1.
Inability to locate the debtor.

2.
Discharge of the debt in a bankruptcy.

3.
It is determined that the efforts to collect the debt are no longer cost effective given the size of receivable.

T.
Issue of a unit of financial instruments:

The issue of a unit of financial instruments like a financial liability (e.g., a loan) and free-standing derivative (e.g. warrants) involves the allocation of the proceeds received (before issue expenses) to the instruments issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.
U.
Impairment of non-financial assets

Oher intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit. A cash-generating unit is the smallest group of assets that independently generates cash flow and whose cash flow is largely independent of the cash flows generated by other assets.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)
V.
Assets and liabilities arising from engagements with customers:

•
Customers —

The company presents an unconditional right to receive consideration as debtors in respect of contracts (customers). The right to compensation is not conditional if only a lapse of time is required until the due date, even if it may be subject to repayment in the future. Upon first recognition of customers, any difference between the measurement of customers in accordance with International Financial Reporting Standard 9 and the corresponding amount of recognized revenue will be presented as an expense. The Company treats debtors in respect of contracts as financial assets.
•
Assets in respect of contracts —

The company presents a right to receive consideration for goods or services transferred to the customer as an asset in respect of a contract, when this right is conditional on a factor other than the passage of time. The Company handles the impairment of an asset in respect of a contract on the same basis as a financial asset at a reduced cost.
•
Liabilities in respect of contracts —

The Company presents an obligation to transfer goods or services to the customer, for which the company has received consideration from the customer (or unconditional consideration that has matured), as an obligation in respect of a contract (advances from customers).
W.   Inventories
Inventories are recognized at the lower of cost and net realizable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The Company measures cost of raw materials on a First In First Out (“FIFO”) basis and finished goods according to costs based on direct costs of materials and labor.
X.
Property, plant and equipment

Items of property, plant and equipment are initially recognized at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:
%
Leasehold Improvement	25 – 33
Machinery and Equipment	7 – 14
Computers	33.3
Furniture	15
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.
The assets’ residual values, depreciation rates, and depreciation methods are reviewed, and adjusted if appropriate, at the end of reporting period year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the profit or loss.
Y.
Employee benefits

The Group has several employee benefit plans:
1.
Short-term employee benefits: Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.
Post-employment benefits: The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans. In Israel, the Group funds for most of its employee’s contribution plans pursuant to Section 14 to the Severance Pay Law since 2004 under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

Z.
Revenue recognition

Revenue is recognized based on the five-step model outlined in IFRS 15, Revenue from Contracts with Customers. IFRS 15 sets out a single revenue recognition model, according to which the entity shall recognize revenue in accordance with the said core principle by implementing a five-step model framework:
1.
Identify the contracts with a customer.

2.
Identify the performance obligations in the contract.

3.
Determine the transaction price.

4.
Allocate the transaction price to the performance obligations in the contract.

5.
Recognize revenue when the entity satisfies a performance obligation.

The company’s revenue from sales of products consists mostly of revenue from the sale of chip development services and the sale of modems for satellite communications and related products.
The Company recognizes revenue from development services, as set forth below, at the time the service is transferred to the customer and measures the revenue in an amount that represents the consideration that the Company expects to be entitled to for the same goods or service.
The Company recognizes revenue from the sale of satellite communications modems and related products when control is transferred to its customers: once the products have been physically delivered at the agreed location, the Company no longer has a physical holding, and usually has a present right to receive payment and does not retain any significant risks and benefits. In most of the company’s product sales, control is transferred when the products are shipped.
The company presents revenues from products and revenues from development and pre-production services in separate sections.
The company evaluates the products and services committed in each contract upon its creation in order to determine whether the contract includes a commitment / performance obligation. The Company treats goods or services as a separate performance obligation if they can be distinguished and the commitment to

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)
deliver the same goods or services is identifiable separately from other commitments in the contract. One of the Company’s contracts includes a commitment to license the Company’s intellectual property together with ancillary specialized services that are generally indistinguishable from each other because they are interdependent and closely related.
The Company determines the transaction price for each contract based on the consideration that the Company expects to be entitled to for the products or services provided subject to the contract. Sales tax, value added tax and other taxes which are levied by the company from income-generating activities are not included in the Company’s revenues. For contracts where part of the price may vary, the Company estimates a variable consideration in the most reasonable amount, which is included in the transaction price if and only when it is unlikely that there will be a significant cancellation of the recognized cumulative revenue. When the transaction price includes a non-cash consideration, the Company has measured its fair value at the time of the engagement, with subsequent changes in the fair value that are not due to the form of consideration being treated in accordance with the guidelines regarding variable consideration. The Company has chosen, as a practical relief, not to adjust the amount of consideration promised to the effects of a significant financing component in contracts when the period between execution by the Company and payment by the customer is one year or less. Ancillary items that are not material to the contract are recognized as an expense.
Revenue is recognized when control of the committed products or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to against those goods or services. When a contract includes a license to use the Company’s intellectual property, together with other goods or services, the Company assesses the nature of the combined performance obligation to determine whether it is met over time or at a point in time.
When the commitment to the customer is to provide a right of access to the company’s intellectual property, the company recognizes revenue over time. The Company measures progress towards the full fulfillment of the Company’s performance obligations in methods based on outputs such as a performance survey completed as of any given date.
The Company presents a contract liability (deferred income) when cash payments are received or are due for payment before the Company’s performance subject to the contract, including amounts that are repayable. A right to consideration is presented as and asset only when it is not conditional, i.e., when only a lapse of time is required before the due date of the consideration arrives. When the company delivers goods or services before the customer pays any consideration or before payment’s due date, the company records it as a contractual asset, which is presented as part of other receivables.
A.A.   Changes in accounting policies
New standards, interpretations and amendments not yet effective
The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
IAS1 — Presentation of Financial Statements
In January 2020, the IASB issued amendments to IAS 1, which clarify the criteria used to determine whether liabilities are classified as current or non-current. These amendments clarify that current or non-current classification is based on whether an entity has a right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. The amendments also clarify that ‘settlement’ includes the transfer of cash, goods, services, or equity instruments unless the obligation to transfer equity instruments arises from a conversion feature classified as an equity instrument separately

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)
from the liability component of a compound financial instrument. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. However, in May 2020, the effective date was deferred to annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of IAS 1 amendments, however, at this stage it is unable to assess such impact.
NOTE 3 — TRADE ACCOUNTS RECEIVABLE:
	December 31, 2021	December 31, 2020
Trade receivables		489
Related parties		—
		489
NOTE 4 — CONTRACT ASSETS:
	December 31, 2021	December 31, 2020
Related parties		79
Others		1,875
		1,954
NOTE 5 — OTHER CURRENT ASSETS:
	December 31, 2021	December 31, 2020
Prepaid expenses		3,263
Government departments and agencies		3,227
Related parties		367
		6,857
NOTE 6 — INVENTORY:
Inventories are stated at the lower of cost or market, computed using the first-in, first-out method.
Following is a breakdown of the Company’s inventory:
	December 31, 2021	December 31, 2020
Raw materials		367
Finished goods inventory		308
		675
NOTE 7 — LEASE ASSETS:
The Company has lease agreements that include leases of buildings and vehicles that are used for the purpose of carrying out the Company’s ongoing activities.
The lease agreements of the buildings are for a period of up to 5 years. While the lease agreements of the vehicles are up to 3 years.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 7 — LEASE ASSETS: (continued)
The company leases the offices of its corporate headquarters located in Rehovot, Israel. The lease for this office expires in May 2023. The company also leases two offices in the UK: one office in Farnborough, and one office in Manchester. The two offices in the UK serve as research and development and operations centers. The lease for the office of Farnborough will expire in October 2023 and the lease for the office in Manchester will expire in March 2022. The company also has an office in Sofia Bulgaria, where it employs its antenna development team. The lease for the office in Bulgaria included two agreements which will expire in May 2021 and February 2021.
a.
Extension and cancellation options

The Company has lease agreements that include extension options. These options give the company flexibility in managing the lease transactions and adjustment to the company’s business needs.
The Company exercises significant discretion in examining whether it is reasonably certain that the extension options will be exercised.
The company included as part of the lease period also the exercise of the extension options existing in the agreements, for assets in which the company expects to exercise the option.
There are no extension options in vehicle lease agreements.
The Company also has certain leases of office facilities with lease terms of 12 months or less. The Company applies the exemption to the recognition of ‘short-term leases’ to these leases.
b.
The following is a list of the carried values of the lease assets recognized and the transactions during the period:

	Buildings	Cars	Total
Cost
January 1, 2020	3,445	211	3,656
Additions	1,923	3	1,926
Disposals	(625)	—	(625)
December 31, 2020	4,743	214	4,957
Depreciation
January 1, 2020	(798)	(67)	(865)
Additions	(953)	(67)	(1,020)
Disposals	625	—	625
December 31, 2020	(1,126)	(134)	(1,260)
Net Book value December 31,2020	3,617	80	3,697

c.
Details regarding lease transactions

For the year ended December 31, 2020
Interest expenses in respect of lease liabilities	386
Lease payments during the year	975

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 8 — INVESTMENT IN JET-TALK:
In March 2018 Satixfy UK Limited (the “UK subsidiary”) signed on a Joint Venture agreement with ST Electronics (Satcom & Sensor Systems) Pte Ltd (“STE”) according to which STE will invest USD 20 Million in the JV while SatixFy had committed to provide to Jet Talk with future development services of a an electronically steerable Panel Antenna Array (“PAA”) and supporting modem, exclusive marketing rights for the commercial aviation market, technical skills, staff expertise, R&D facilities and none exclusive, royalty-free, world-wide, perpetual, non-transferable, irrevocable license to use and commercially exploit the Company’s intellectual property for the purposes of development, production, sales and marketing of satellite antenna systems.
As part of the Company’s commitment to the for future development services to Jet Talk, the Company signed two development agreements to provide an electronically steerable Panel Antenna Array (“PAA”) and supporting modem for a total consideration of USD 12M to be provided during 2018 through 2021.
Accordingly, The Joint Venture company, Jet Talk, was incorporated in UK and is 51% held by the UK subsidiary and 49% held by STE. Jet Talk developed the industry’s first Aero In Flight Connectivity (IFC) solution, delivering simultaneous high bit rate Internet and TV channels over current satellites.
Although the Company holds the majority of voting rights (51%), STE in fact participates in significant financial and operational decisions of Jet Talk made during the ordinary course of business including appointing a CEO, directing R&D activities, directing marketing activities while utilizing its East Asia business connections and its control over the Company’s financing activity. In view of the analysis of the relevant activities of the investee and the examination of the Company’s ability to direct these operations, the Company concluded that it has no influence over all of the investee’s most relevant operations and hence the Company has no control over the investee. Consequently, the investment in Jet Talk should be accounted for in accordance with the equity method and assessed under IFRS 28, Investments in Associates and Joint ventures. Condensed financial information of JET-TALK:
	December 31, 2021	December 31, 2020
Revenues		—
Net Loss		2,769
GAAP adjustments		4,867
Total net loss		7,636
Company’s share in the loss of a company accounted by equity method, net		3,895
NOTE 9 — PROPERTY, PLANT AND EQUIPMENT, NET:
Property, plant and equipment consist of the following as of December 31, 2021, and 2020:
	Computers	Leasehold improvements	Furniture	Machinery and Equipment	Total
Cost
January 1, 2021
Additions
December 31, 2021
Depreciation
January 1, 2021
Additions
December 31, 2021
Net Book value December 31,2021

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 9 — PROPERTY, PLANT AND EQUIPMENT, NET: (continued)
Depreciation expenses totaled 293 the year ended December 31, 2020.
	Computers	Leasehold improvements	Furniture	Machinery and Equipment	Total
Cost
January 1, 2020	740	380	390	178	1,688
Additions	126	87	80	—	293
December 31, 2020	866	467	470	178	1,981
Depreciation
January 1, 2020	(446)	(97)	(90)	(64)	(697)
Additions	(124)	(74)	(32)	(64)	(294)
December 31, 2020	(570)	(171)	(122)	(128)	(991)
Net Book value December 31,2020	296	296	348	50	990
NOTE 10 — DEFERRED INCOME:
Deferred revenues fully reflect the remaining amount to be recognized for each cut-off period in respect of the Jet Talk activity.
NOTE 11 — OTHER ACCOUNTS PAYABLE:
	December 31, 2021	December 31, 2020
Liabilities in respect of employees, wages and institutions in respect of wages		2,780
Accrued expenses		1,085
Liabilities to government institutions due to grants received		916
Government departments and agencies		575
Related parties		327
		5,683
NOTE 12 — LIABILITIES FOR EMPLOYEE SEVERANCE PAY, NET
On May 7, 2006, an extension order came into force in the manufacturing industry (hereinafter — the “Extension Order”) which applied Section 14 of the Severance Pay Law. Thus, employees who began their work after May 7, 2006, will receive comprehensive pension insurance. The section also grants employee the right to receive, both in the event of dismissal and in the event of resignation, the component of severance pay, which has been accrued in the funds the Company has created for him/her. On the other hand, the arrangement in Section 14 of the Severance Pay Law releases the company from the obligation to complement fund contributions if the amount accumulated in the funds does not reflect the amount of severance pay due to the employee under law. The Company applies Section 14 of the Severance Pay Law to its employees.
NOTE 13 — LONG TERM LOANS FROM BANKS, NET
a.
In July 2016, the Israeli subsidiary entered into an agreement for a bank loan (hereinafter — the “First Loan”) in the amount of 2,000 for a period of 36 months, at an annual interest rate of LIBOR + 6.9%. Monthly principal payments are being paid for a period starting from May 2017 up to July 2019. For that

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 13 — LONG TERM LOANS FROM BANKS, NET (continued)
purpose, the Company provided collateral to the bank. In addition, the Company has issued warrants for a period of 6 years. The warrant granted is for 400 to obtain fully paid and non-assessable shares of the Company with same right, preference and privileges as for such class and pro-rata right with other investors at a percentage of the lowest purchase price of any share issued or issuable pursuant to equity raising after the date of the warrant and the warrant is valid for six years after provision of the loan. These warrants have been classified as derivative liabilities and are recorded at the fair value.
According to the warrant agreement, the Exercise alternatives of the Bank include exercise for cash on the one hand and Cashless exercise (“Net Exercise”) on the other hand. However, the agreement also determines an Alternative Payment, in which in case of an Exit Transaction as defined the Warrant Agreement and/or in the event that the bank is required by the underwriter to exercise the warrants, the Bank may elect to waive all or any portion of the rights it may then have for the Payment of the Company of the Alternative Payment, as defined in the agreement up to $320K. This Alternative Payment is solely under the Bank’s discretion.
b.
In May 2019 and in March 2020, the Israeli subsidiary in took out a loan including two portions from a bank in the amounts of 5 million and 3 million, respectively, for a period of 36 months (hereinafter: the “Second Loan”). The Second Loan carries an annual interest rate of monthly LIBOR + 6.9%. Monthly principal payments will commence in June 2020. In order to secure the Second Loan, the Company provided the bank with pledged deposits. In addition, the parent company provided the bank with a guarantee to secure all of the Company’s debts and obligations and issued warrants for a period of 10 years convertible to preferred C shares upon holder’s discretion, with a price of $ 625 for the first portion and $ 375 for the second portion.

According to the warrant agreement, the Exercise alternatives of the Bank include exercise for cash on the one hand and Cashless exercise (“Net Exercise”) on the other hand. However, the agreement also determines an Alternative Payment, in which in case of an Exit Transaction as defined the Warrant Agreement and/or in the event that the bank is required by the underwriter to exercise the warrants, the Bank may elect to waive all or any portion of the rights it may then have for the Payment of the Company of the Alternative Payment, as defined in the agreement up to $800K. This Alternative Payment is solely under the Bank’s discretion. Notwithstanding the above, in case that a Qualified Financing, as determined the Bank Warrant Agreement, has occurred prior to November 15, 2020 (“Determining Date”), then the Bank is entitled to exercise his warrants to the same class of shares in the Qualified Financing, with the same rights and exercise price.
The issuance of the loan together with the warrants is an issuance of a unit of financial instruments for accounting purposes. Accordingly, the warrants’ fair value was determined first independently to amount to $ 471 and $ 295 for July 2016 and May 2019 grants, respectively. Being a financial liability derivative, the warrants are measured at each reporting date at fair value with changes recorded in profit or loss. This fair value at initial recognition was subtracted from the proceeds of the loan, creating a discount on the loan and an effective interest rate was imputed to measure the loan at amortized cost at each balance sheet date.
c.
In April 2020, following the Corona pandemic, the Israeli subsidiary took out a five-year state-guaranteed bank loan on preferential terms bearing a yearly interest of premium plus 1.5%. In order to guarantee this loan, the company provided the bank with a cash deposit of 5% of the loan amount and a $ 1.1 million paternal guarantee.

d.
In September 2020, following the Corona pandemic, the Israeli subsidiary took out an additional five-year state-guaranteed loan with preferential terms bearing a yearly interest rate of prime plus 1.5%. In order to guarantee this loan, the company provided the bank with a cash deposit of 5% of the loan amount and a $ 0.9 million paternal guarantee.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 13 — LONG TERM LOANS FROM BANKS, NET (continued)
	For the year ended December 31
	2021	2020
Bank Loan		6,314
Current maturities		2,161
Financial covenants:
In accordance with the 2019 loan agreement of SatixFy Israel Ltd. (hereinafter: “the Israeli subsidiary”), the Israeli subsidiary has undertaken that at any given time, it will hold at least 80% of its cash balance in Mizrahi-Tefahot Bank and in any case, the cash balance will not be less than $ 500,000; and in total, the Company’s consolidated cash balance will not decrease $ 2 million at any time. As of December 31, 2020, the Company and the Israeli subsidiary met these financial covenants
NOTE 14 — LOAN FROM SHAREHOLDER
In March 2020 the English subsidiary signed a USD 5 million loan agreement with an existing shareholder of the company, with a repayment period of thirty-six (36) months. The loan bears interest through the repayment of the loan, which is accrued and paid quarterly at the end of each calendar quarter, as follows: (a) 200 basis points according to Libor plus 30 days for the twelve (12) first months from the start date and additional 50 basis points every 6 months until the end of the repayment period.
As part of the loan agreement, the Company granted the shareholder warrants, which, upon exercise, in whole or in part, in accordance with the following terms, will enable to receive Preferred C shares of the Company (hereinafter — “the shares”), in aggregate value of the amount the holder actually lent to the Company in accordance with the loan agreement pre exercise of this warrant (that is, up to USD 5 million) at an option price per share (hereinafter — “the exercise price”) equal to USD 6.078 in exchange for preferred shares in a total amount not less than USD 500,000 before the start date. The warrants were classified to equity and were first booked at fair value.
The loan includes financial covenants whose non-compliance allows demand for immediate repayment of the loan. The lender undertakes not to require early repayment of the loan for 12 months from the date of signing the financial statements as of December 31, 2020, at least, even if the company does not meet these covenants.
The company took out a USD 5 million “key personnel” insurance policy as a guarantee for the loan on the company’s CEO, Mr. Yoel Gat.
The fair value of the loan at initial recognition was determined independently with the assistance of a professional valuer who established an equivalent market rate of interest to the loan without the warrants feature. Under IFRS 9, the loan is measured subsequently at amortized cost using the effective interest rate imputed at initial recognition from the fair value of the loan, as mentioned before. This calculated interest rate would determine the finance expenses throughout the life of the loan until conversation or settlement.
NOTE 15 — RELATED PARTIES
The Company’s policy is to enter into transactions with related parties on terms that are on the whole no less favorable to it than those that would be available from unaffiliated parties at arm’s length. Based on its experience in the business sectors in which it operates and the terms of the transactions with unaffiliated third parties, The Company believes that all of the transactions described below met this policy standard at the time they occurred.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 15 — RELATED PARTIES (continued)
On May 4, 2017, the Company’s Board of Directors approved the execution of a management and consulting services agreement with Ilan Gat Engineers Ltd. (hereinafter: “Ilan Gat”), an entity controlled by Mr. Yoel Gat, the CEO and a significant shareholder in the Company. According to this agreement, as of 2018, the management fee will be paid to Ilan Gat, which consists of a monthly management fee of USD 50 and reimbursement of other monthly expenses. In November 2019 the Company’s board of directors approved a retroactive update of the monthly management fee starting in January 2019 to the amount of USD 100 and reimbursement of other monthly expenses.
On May 4, 2017, the board of directors of the Company approved the execution of a management and consulting services agreement, Raysat Israel Ltd., an entity controlled by Mr. Yoav Leibovitch, Chief Financial Officer, pursuant to which Ms. Leibovitch’s management fees consisting of: (i) management fees of USD 25 on a monthly basis, and reimbursements of other monthly expenses In November 2019 the company board approved the monthly management fee update retroactively from January 2019 to the amount of USD 50 and reimbursement of other monthly expenses.
On December 20, 2013, the Company’s Israeli Subsidiary signed an agreement with VT Idirect, a shareholder of the Company for the manufacturing and sell of certain Company’s products and modem Chips. The products were delivered during 2017 and 2018.
On February 6, 2018 the Company signed on two development agreements with Jet Talk to provide an electronically steerable Panel Antenna Array (“PAA”) and supporting modem for a total consideration of USD 32,000 to be provided during 2018 through 2020. (See also Note 5).
On May 2018 the Company signed a subscription agreement with one of its shareholders for investment of USD 5,000 of which, initial payment of USD 750 was transferred on May 2018 and to date, the investment has not been completed. As the Investment agreement was not executed in full, the company is negotiating a resolution of this matter with the shareholder including the possible repayment of the USD 750.
Transactions with related parties
	For the year ended December 31
	2021	2020
Expenses in respect of management fees for Ilan Gat		1,200
Expenses in respect of management fees to Raysat		600
Revenues from Jet Talk		7,279
Revenues from iDirect		—

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 15 — RELATED PARTIES (continued)
Outstanding balances with related parties
	For the year ended December 31
	2021	2020
Assets
Jet Talk		446
Total Assets		446
Labilities
Raysat Israel Ltd.		60
Ilan Gat Engineers Ltd		117
Liability to shareholder		150
Deferred revenue from Jet Talk		—
Total Liabilities		327
NOTE 16 — FINANCIAL INSTRUMENTS — RISK MANAGEMENT
The Company’s activities expose it to various financial risks, such as market risk, including currency risk, credit risk and liquidity risk. The Company’s overall risk management plan focuses on minimizing possible adverse effects on the Company’s financial performance.
Risk management is performed by the CFO, which includes examining certain exposures to risks, such as exchange rate risk, credit risk. In 2020, the Company did not use derivative financial instruments to hedge its operations.
Credit risk:
Credit risk is created when the failure of parties against the fulfillment of their obligations may reduce the amount of future cash flows from the financial assets held by the Company to the balance sheet date. The Company’s main financial assets are cash and cash equivalents, customers and other receivables, and represent the Company’s maximum exposure to credit risks in connection with its financial assets. The company holds cash in large financial institutions.
The par value of financial assets represents the maximum credit exposure.
The maximum exposure to credit risk at the time of reporting was:
	21.12.2021	31.12.2020
Cash		6,983
Customers		489
Contract assets		1,954
Total		9,426
Currency risk:
Currency risk is the risk that the value of financial instruments will be affected by changes in exchange rates. Currency risk is created when future commercial transactions and recognized assets and liabilities are denominated in a currency other than the Company’s operating currency. The company is exposed to

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 16 — FINANCIAL INSTRUMENTS — RISK MANAGEMENT (continued)
foreign currency risk resulting from exposures to various currencies, mainly in relation to the New Israeli Shekel, the Euro and the British Pound.
The company’s policy is not to execute currency protection transactions.
As of the balance sheet date, the Group’s exposure to currencies as follows:
December 31, 2021
	NIS	EUR	GBP	Total
Assets:
Cash and cash equivalents
Trade receivables
Contract Assets

Liabilities:
Current liabilities:
Current maturities long-term loans
Trade payables
Payables and credit balances

Non-current liabilities:
Long term loans from banks
	December 31, 2020
	NIS	EUR	GBP	Total
Assets:
Cash and cash equivalents	933	3,572	919	5,424
Trade receivables	—	—	328	328
Contract Assets	—	—	1,875	1,875
	933	3,572	3,122	7,627
Liabilities:
Current liabilities:
Current maturities long-term loans	(79)	—	—	(79)
Trade payables	—	(368)	(1,110)	(1,478)
Payables and credit balances	(176)	—	—	(176)
	(255)	(368)	(1,110)	(1,733)
Non-current liabilities:
Long term loans from banks	(1,718)	—	—	(1,718)
Net balances	(1,040)	3,204	2,012	4,176
Sensitivity analysis:
A 10% strengthening of the dollar against the following currencies would have resulted in an increase (decrease) in the equity and profit and loss in the amounts presented below. This analysis assumes that all

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 16 — FINANCIAL INSTRUMENTS — RISK MANAGEMENT (continued)
other variables, and especially interest rates, remain constant. A 10% weakening of the currency against the relevant currencies will have the same effect in the opposite direction on equity and profit and loss.
	31.12.2021	31.12.2020
Linked to NIS		(1,040)
		10%
		(104)
Linked to EUR		3,204
		10%
		320
Linked to GBP		2,012
		10%
		201
Liquidity risks:
Liquidity risks arise from the management of the Group’s working capital as well as from the financing expenses and principal repayments of the Group’s debt instruments. Liquidity risk is the risk that the Group will find it difficult to meet obligations related to financial liabilities.
Liquidity risks:
Liquidity risks arise from the management of the Group’s working capital as well as from the financing expenses and principal repayments of the Group’s debt instruments. Liquidity risk is the risk that the Group will find it difficult to meet obligations related to financial liabilities.
The following is an analysis of the contractual maturities of financial liabilities in accordance with nominal values for settlement.
Based on the earliest time the company will be required to pay:
31.12.2021	Within 30 days	1 – 12 Months	1 – 5 Years	Total
Current maturities long-term loans
Liabilities in respect of leases-ST
Trade payables
Payables and credit balances
Long term loans from banks, net
Liabilities in respect of leases-LT
Related parties
Warrant Liabilities
Total

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 16 — FINANCIAL INSTRUMENTS — RISK MANAGEMENT (continued)
31.12.2020	Within 30 days	1 – 12 Months	1 – 5 Years	Total
Current maturities long-term loans	147	2,014	—	2,161
Liabilities in respect of leases-ST	114	818	—	932
Trade payables	—	7,151	—	7,151
Payables and credit balances	—	327	—	327
Long term loans from banks, net	—	—	6,314	6,314
Liabilities in respect of leases-LT	—	—	3,465	3,465
Related parties	—	—	4,212	4,212
Warrant Liabilities	—	1,118	—	1,118
Total	261	11,428	13,991	25,680
Fair value of financial instruments measured at fair value on a periodic basis
	Level	31.12.2021	31.12.2020
Financial Liabilities:
Warrants Liabilities	3		1,118
Classification of financial instruments by fair value hierarchy:
The financial instruments measured in the balance sheet at fair value are classified, according to groups with similar characteristics, into a fair value ranking as follows, determined in accordance with the data source used to determine the fair value:
Level 1: Quoted prices (without adjustments) in an active market of identical assets and liabilities.
Level 2: Non-quoted prices data included in Level 1 which can be viewed directly or indirectly.
Level 3: Data that are not based on viewable market information (assessment techniques without the use of viewable market data).
As mentioned in Note 13, the warrants granted to the bank are derivative financial liablities and accordingly measured at each balance date at fair value through profit or loss.
For the purpose of measuring the fair value of the warrants, a model based on Black Scholes and Merton was used. The inputs used in determining the fair value are: a risk-free interest rate of 0.59%, an expected exercise period of between 5 and 8 years and an expected volatility of approximately 40%.
Warrants
Balance at January 1, 2020	814
Issuance of warrants	295
Losses recognized in P&L in finance expenses	9
Balance at December 31, 2020	1,118
Issuance of warrants
Changes in fair value recognized in finance income (expenses)
Balance at December 31, 2021
For further details, see Note 13.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 17 — EQUITY
a.
Ordinary share:

Ordinary share confers upon its holders the rights to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared. During 2012 the Company issued 14,925 ordinary shares to certain shareholders.
b.
Preferred A Shares:

In November 2015, the Company granted warrants to two shareholders with a total exercise price of $1.5 million each exercisable to 455 Preferred A shares at an exercise price of $ 3,295 each. On September 5, 2018, all the warrants were exercised.
The preferred A shares are convertible into the Company’s ordinary shares on a one-to-one basis at the option of the holder or automatically upon the consummation of an underwritten listing of the Company in which the offer valuation of the Company represents a price per Ordinary Share of not less than 200% of the Preferred A Subscription Price.
Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the preferred shares are entitled to, after full satisfaction of the Preferred B Liquidation Preference, the holders of Preferred A Shares shall receive any amount equal to the higher of (1) the Preferred A Subscription Price and any declared and unpaid dividends plus 8% per annum; and (2) the pro-rata portion of the remaining funds in proportion to the amounts such holders would be entitled to receive if the Preferred A Shares were converted into Ordinary Shares immediately prior to the liquidation event.
c.
Preferred B Shares:

On January 26, 2017 and February 7, 2017, the Company entered into two Securities Purchase Agreements with Golden Arie Hi-tec Investment PTE, providing for the issuance in private placement to the investors thereunder an aggregate amount of 1,137 preferred shares for a total consideration of USD 4,997.
On March 28, 2017, the Company entered into a Securities Purchase Agreements with Glory Venture Investment Fund II LP, providing for the issuance in private placement to the investors thereunder an aggregate amount of 228 preferred shares for a total consideration of USD 751.
The preferred shares are convertible into the Company’s ordinary shares on a one-to-one basis at the option of the holder or automatically upon the consummation of the Company of a Qualified IPO (a Listing that ascribes a pre-money equity valuation of the Company of not less than the higher of (i) USD 300,000,000 and (ii) 200% of the post-money valuation of the Company immediately following the latest issuance of Preferred B Shares to the Investor or any Follow On Investment other than any issuance of Preferred B Shares at a higher price per Share than the price per Share paid by the Investor) which provided that each holder of Preferred B Shares has received prior to the consummation of such Qualified IPO by way of dividend an amount equal to the Preferred B liquidation preference subject to the cap.
Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the preferred shares are entitled to receive an amount equal to the higher of (1) 200% of the Preferred B Subscription Price plus all declared but unpaid dividends; and (2) an amount which constitutes an overall internal rate of return equal to 20% per annum plus all declared but unpaid dividends. The aforesaid shall be capped at 3 times the Preferred B Subscription Price.
d.
Preferred C Shares :

On August 21, 2017, the Company entered into three Securities Purchase Agreement with Signal Intelligence International ltd, providing for the issuance in private placement to the investor thereunder an aggregate amount of 823 preferred shares for a total consideration of USD 5,002.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 17 — EQUITY (continued)
On September 4, 2017 the Company entered into a Securities Purchase Agreement with Marc Jakobson, a private investor, providing for the issuance in private placement to the investor thereunder an aggregate amount of 33 preferred shares for a total consideration of USD 200.
The preferred shares are convertible into the Company’s ordinary shares on a one-to-one basis at the option of the holder or automatically upon the consummation of an underwritten listing of the Company in which the offer valuation of the Company represents a price per Ordinary Share of not less than 200% of the Preferred C Subscription Price.
Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the preferred shares are entitled to, after full satisfaction of the Preferred B Liquidation Preference and Preferred A Liquidation Preference , the holders of Preferred C Shares are entitled to receive an amount equal to the higher of (1) 200% of the Preferred B Subscription Price plus all declared but unpaid dividends; and (2) an amount which constitutes an overall internal rate of return equal to 20% per annum plus all declared but unpaid dividends.
The aforesaid shall be capped at 3 times the Preferred B Subscription Price.
e.
Share Option Plan:

On September 4, 2013, the Company’s board directors adopted the 2013 Share Incentive Plan pursuant to which the board of directors is authorized to issue share options, restricted share and other awards to officers, directors, employees, consultants and other service providers of the Company’s Israeli subsidiary. Each option can be exercised for one ordinary stock with a par value of US USD 0.008. Each option is exercisable over up to 10 years from the grant date.
The Options granted under the 2013 Share Incentive Plan are subject to Section 102 of the Israeli Tax Ordinance, the minimum period in which the Allocated Options granted to a participant or, upon exercise or vesting thereof the Underlying Shares, are to be held by the Trustee on behalf of the participant, in accordance with Section 102, and pursuant to the Tax Track which the Company selects subject to the provisions of Section 102(g) of the Israeli Tax Ordinance.
In 2020, the Company granted 3,575 options to the Company’s employees. In November 2021, 572 options were exercised by employees and converted to shares. As of December 31, 2020, 6,448 options to purchase the Company’s shares are outstanding, of which 2,814 are exercisable.
On May 4, 2017 the Company’s board of directors approved EMI share option scheme pursuant to which the board of directors is authorized to issue share options, restricted share and other awards to officers, directors, employees, consultants and other service providers of the Company’s UK subsidiaries. Each option can be exercised for one ordinary stock with a par value of US USD 0.008. Options granted vest in equal tranches over three years from the grant date. Each option is exercisable over up to 10 years from the grant date.
Under the rules of the scheme, share options only become exercisable upon an exit event. An exit event is defined as the sale or transfer of the whole of the undertaking or assets of the company and its subsidiaries or a successful listing on a recognized share exchange. If the share options remain unexercised after a period of ten years from the date of grant the share options will automatically lapse and cease to be exercisable. In the event that an employee leaves the employment of the company or its group, for whatever reason (including death), all share options are forfeited immediately. All share options granted are non-assignable under the rules of the scheme and any ordinary shares ultimately acquired on the exercise of a share option are subject to certain restrictions as stipulated in the company’s articles of association.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 17 — EQUITY (continued)
The following table summarizes information about share options outstanding and exercisable as of December 31, 2020:
Options Outstanding		Options Exercisable
Number Outstanding on December 31, 2020	Weighted Average Remaining Contractual Life	Number Exercisable on December 31, 2020	Exercise Price
	Years		USD
171	5.5	1,510	0.0001
36	5.85	223	0.55
714	5.75	1,025	1.102
4,721	6	57	2.5
806	6.25
6,448		2,814
	2021	2020
		Number of Options	Weighted Average Exercise Price
		USD
Options outstanding at the beginning of year:		3,579	0.42
Changes during the year:
Granted		3,575	2.38
Exercised		572	0.0001
Forfeited		134	1.10
Options outstanding at end of year		6,448	0.23
Options exercisable at year-end		2,814	0.31
The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: — 56.43%; risk-free interest rate: — 1.6%; and expected life: — 3 years.
The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividends payouts and may be subject to change in the future.
NOTE 18 — MATERIAL COMMITMENTS:
The Company’s UK subsidiaries had signed several agreements with the European Space Agency (hereinafter: “ESA” or “The Agency”) as part of the Agency’s ARTES programs. The objectives of ARTES programs are to ensure the readiness of the industry to respond to commercial opportunities by focusing the activities on technological innovation in equipment, systems and applications for satellite communication, resulting in products ready for future exploitation within either the commercial or institutional market. Accordingly, the Agency had agreed to participate in the funding of the development of a integrated chip sets for several industries, which includes both hardware and software. The Agency’s participation varies between 50% – 75% of the cost, depending on the nature of the engagement.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 18 — MATERIAL COMMITMENTS: (continued)
The grants are recognized in the statement of operations as a reduction of research and development expenses and are recognized when the Company is entitled, on the basis of the accumulation of expenses for which the grants are received.
The Agency do not require any future royalties nor any ownership of the Intellectual Property (“IP”) resulting from the development which is owned by the Company’s UK subsidiaries, however, the agreement do stipulates that the IP will be available to the Agency on a free, worldwide license for its own requirements, The Agency can require the Company to license the IP to certain bodies that are part of specified Agency programs, for the Agency’s own requirements on acceptable commercial terms and can also require the Company to license the IP to any other third party for purposes other than the Agency’s requirements subject to the approval of the Company that those other purposes do not contradict its commercial interests.
Grants received from ESA are recognized in the statement of operations as a reduction of the research and developments expenses and are recognized when the Company is entitled, on the basis of the accumulation of expenses for which the grants are received.
The Subsidiary also participates in programs that are financed by the Government of Israel for supporting research and development activities. As of 31 December 2020, the Subsidiary had obtained grants from the Israel Innovation Authority to finance its research and development programs in the aggregate of USD 5,300 thousand, of which 3,289 bear royalties.
In return for financing these programs, the Subsidiary committed to pay the Israel Innovation Authority royalties of 3% – 5% of total sales of products from revenues related to these programs. The royalties will be paid up to a maximum amount representing 100% of total grants received and are linked to the U.S. dollar exchange rate with the addition of an annual dollar interest rate As at 31 December 2020 the Subsidiaries’ commitments for future minimum lease payment under a lease agreement would fall due as follows: As of 31 December 2020, the Subsidiary has accumulated liability in respect of royalties to the Israel Innovation Authority in the amount of USD 916 and USD 606 thousand, representing 3% – 4% of revenues from 2020 and 2019, respectively.
As of 31 December 2020, and 31 December 2019, the Subsidiary has a contingent liability to the Chief Scientist in the amount of USD 2,260 and USD 2,281, respectively, based on discounted future royalties at an interest rate of 20%, respectively.
Legal proceedings
The Company is not subject to any pending or threatened legal proceedings, nor is our property the subject of a pending or threatened legal proceeding. None of our directors, officers or affiliates is involved in a proceeding adverse to our business or has a material interest adverse to our business.
Covenants
In accordance with the loan arrangement of the Israeli subsidiary of the Company from 2019, the Israeli subsidiary undertook that at any given time, it will hold at least 80% of its cash balance in Mizrahi-Tefahot Bank and in any case, the cash balance will not be less than USD 500; (And in total the company’s accounts will not be less than USD 2,000 at any one time. As of December 31, 2020, the Company and its Israeli subsidiary had met these covenants.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 18 — MATERIAL COMMITMENTS: (continued)
Royalty commitments
The Company receives research and development grants from the Israel Innovation Authority (the “IIA”). In consideration for the research and development grants received from the IIA, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.
Royalties are payable at the rate of 3%-5% from the time of commencement of sales of all of the Company’s products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus interest at LIBOR.
NOTE 19 — REVENUES
The Company splits its revenues from contracts with customers in accordance with contracts for provision of R&D services and products as presented in the statement of comprehensive income.
Main customers:
1.
Transactions with main customers:

The company has 3 main customers: Jet Talk, for which revenues were reported as revenues from provision of development services, Airbus, for which revenues were reported as revenues from provision of development services, and iDirect, for which revenues were reported as revenues from sale of products.
	For the year ended
	31.12.2021		31.12.2020
	USD thousands	%	USD thousands	%
Jet Talk			7,279	68%
Airbus			3,683	35%
iDirect			—	—

2.
Balances of main customers:

	December 31
	2021	2020
Jet Talk		79
Airbus		2,203
Geographical areas:
The following table splits the company’s revenues by main geographical areas:
	US & Canada	UK	Other	Consolidated
	2020	2020	2020	2020
Revenues	—	10,316	316	10,632

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 20 — COST OF REVENUE AND SERVICES
	31.12.21	31.12.20
Salaries and related expenses		1,184
Materials and models		63
Depreciation		59
Chip development tools and subcontractors		1,754
Total		3,060
NOTE 21 — RESEARCH AND DEVELOPMENT EXPENSES
	For the year ended
	31.12.21	31.12.20
Salaries and related expenses		16,048
Development tools and subcontractors		14,814
Government support and grants		(14,225)
Total		16,637
NOTE 22 — SELLING AND MARKETING EXPENSES
	For the year ended
	31.12.21	31.12.20
Salaries and related expenses		1,088
Advertising, exhibitions and related expenses		—
Total		1,088
NOTE 23 — ADMINISTRATIVE AND GENERAL EXPENSES
	For the year ended
	31.12.21	31.12.20
Salaries and related expenses		1,020
Depreciation and overheads		1,555
Other expenses		37
Total		2,612
NOTE 24 — TAXES ON INCOME
a.
Tax base:

Hong Kong:
The corporate tax rate in Hong Kong stood at 16.5% in the years 2020.
The Hong Kong Inland Revenue Department takes an “Assessment First, Audit Later” (“AFAL”) approach, according to which assessments or loss statements are issued to taxpayers based on the reported return.
Since Hong Kong’s tax system is based on a territorial concept, the tax is not levied on the basis of a company’s residency and therefore there is no need for a statutory definition of the term. However, the concept of residency has some importance in implementing another directive.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 24 — TAXES ON INCOME (continued)
Since its incorporation, the company has not generated profits that can be taxed under Hong Kong law.
UK:
The corporate tax rate in the UK stood at 19% in the years 2020.
The tax payable now is based on the taxable profit for the year. The taxable profit is different than the net profit as reported in the profit and loss account since it does not include items of income or expense that are taxable or tax deductible in other years and does not include items that are not taxable or not tax deductible at all. The Group’s current tax liability is calculated according to tax rates that have been enacted or that their enactment has actually been completed by the end of the reporting period.
Israel:
The company’s Israeli subsidiaries are subject to the tax laws of the State of Israel, whose overall tax rate was 23% in 2020. The company is entitled to various tax benefits in Israel by virtue of its status as a “preferred enterprise” as defined in the tax regulations. The benefits include, among other things, a reduced tax rate.
In December 2010, an amendment was adopted to the Capital Investment Encouragement Law of 1959, or the “Investment Law”. This new legislation came into force on 1 January 2011 and applies to preferred income produced or generated by a preferred enterprise from the date of commencement. Under this legislation, a unified corporate tax rate applies to all income that meets the conditions of certain industrial companies, or preferred enterprises (as defined in the Investment Law), in contrary to the previous law incentives, which were limited to income from approved enterprises and licensed enterprises during their benefit period. According to the legislation, the unified tax rates are as follows: 2015 — 12% (6% in development areas).
b.
Uncertain tax position:

The Company did not record any liability in respect of income taxes related to deferred tax benefits at the date of adoption and did not record any liability in respect of deferred tax benefits during 2020. Accordingly, the Company has not recorded any interest or penalty for any unrecognized benefit.
c.
Tax losses

As of December 31, 2020, the Company has a carry-forward loss of approximately USD 67 million, according to the 2020 tax return, which may be utilized to offset taxable income in the future.
The company did not create deferred taxes due to the uncertainty in their future utilization.
d.
Tax assessments

The company has not yet received final tax assessments in any of its subsidiaries.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 25 — LOSS PER SHARE
Below are the net loss data attributed to capital rights owners. The loss per share is calculated according to the weighted average number of the shares issued in the relevant financial periods, the weighted average number of the capital shares issued and the loss for the period as follows:
	For the year ended December 31
	2021	2020
Calculation of basic earnings per share:
Net loss		(17,563)
Loss attributed to ordinary shareholders in USD		(17,563)
Weighted average number of ordinary shares		17,551,000
Basic and diluted loss per share attributed in USD		(1.00)
NOTE 26 — SUBSEQUENT EVENTS
a.
Long Term Loan from a Financial Institution — Liquidity Capital II L.P

In April 2021 and in August 2021 the Company signed a USD 5 million and USD 2.3 million loan agreements, respectively, with a financial institution named Liquidity Capital II L.P. (“Liquidity”), with a repayment period of thirty (30) months. The loan bears a monthly interest of 16.4% on the outstanding balance with the following schedule: (i) First six (6) monthly installments of interest only and; (ii) Twenty-four (24) months thereafter equal monthly installments of the principal amount plus interest.
For that purpose, the Company granted to the Liquidity a warrant for a period of eight (8) years, which, upon exercise, in whole or in part, in accordance with the following terms, will enable to receive preferred shares C of the Company (hereinafter — “the shares”), in a minimum value of USD 365 thousands which might be adjusted upon certain future events. The exercise price per warrant share Shall be US$9.36, subject to adjustment from time to time pursuant to the terms of the Warrant.
b.
Long Term Loan from a Financial Institution — Francisco Partners L.P

On February 1, 2022, the Company signed a USD 55 million loan agreement with affiliates of a financial institution named Francisco Partners L.P., with a repayment period of between 2.5 to 4 years depending on the Company completing a qualified public offering within 12 months of closing . The loan bears a yearly interest of 9.5% on the outstanding balance. In the event the Company will not complete a qualified public offering during the first year, then the interest rate shall increase by 100 basis points per year beginning in year 2 up to a maximum rate of 11.5% total. While the Company is private, there is an ability to Pay in Kind (“PIK”) 100% of interest in year 1, 75% of interest in year 2, and 50% of interest thereafter. If the Company completes a qualified public offering, then 100% of interest will be paid in cash thereafter. The loan is guaranteed on a senior secured basis by the Company and its subsidiaries, subject to customary exceptions.
As consideration for the loan, the Company also granted to the lenders under the credit agreement 808,907 of its ordinary shares.
The loan also has the following Financial Covenants: If the Debt / EBITDA ratio (as defined in the credit agreement) is less than 6x, then no minimum cash covenant will apply; otherwise, a minimum cash covenant of $10 million will apply. In addition, the Company has to meet affirmative and negative covenants customary for a financing of this type, including but not limited to, limitations on indebtedness, restricted payments, dividends, transactions with affiliates, investments, liens, acquisitions, and asset sales.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD, except when specified otherwise)
NOTE 26 — SUBSEQUENT EVENTS (continued)
c.
Business Combination agreement — SPAC Transaction

On March 8, 2022, The Company and one of its subsidiaries (SatixFy MS) which was incorporated during 2022 for that purpose, entered a Business Combination Agreement with Endurance Acquisition Corp (EDNCU). Under that agreement, the subsidiary, SatixFy MS, will merge with into EDNCU, with EDNCU continuing as the surviving company and becoming the Company’s direct, wholly owned subsidiary. The Business Combination is currently expected to close in the third quarter of 2022, after receipt of the required approval by the Company’s shareholders and EDNCU’s shareholders and the fulfillment of certain other conditions.
As a result of the Business Combination, the Company expect to record an estimated net increase in cash of between approximately $      million, assuming the Maximum Redemption scenario, and $      million, assuming the No Redemption scenario, and in each case including $29.1 million in proceeds from the PIPE Financing, expected to close concurrently with the Business Combination, net of up to $30 million in total expenses related to the Transactions. The Business Combination will be accounted for as a capital reorganization, with no goodwill or other intangible assets recorded, in accordance with IFRS. The Company has been determined to be the accounting acquirer. In connection with the Business Combination, the SatixFy Ordinary Shares will be registered under the Exchange Act and listed on Nasdaq.
Concurrently with the execution of the Business Combination Agreement, The Company entered into the Equity Line of Credit with Cantor Fitzgerald Principal Investments (“CF”), pursuant to which the Company may issue and sell to CF, from time to time and subject to the conditions in the related purchase agreement, up to $75 million in the Company’s Ordinary Shares.
d.
Legal Proceeding

The Company, SatixFy Limited, and certain shareholders and directors of the Company (the “Defendants”) were served with two lawsuits filed in the district court in Tel Aviv, by certain plaintiffs purporting to be stockholders of the Company (the “Plaintiffs”). Based on their prior stakes in Satixfy Limited, a company incorporated in Hong Kong, whose business was assigned to the Company in exchange for the issuance of equivalent holdings in the Company, except for certain shares placed in trust for the benefit of certain service providers, the Plaintiffs claim they are entitled to an aggregate of 2,000,000 Ordinary Shares of the Company and that the said trust mechanism does not pertain to them. The Plaintiffs ask for: (i) the amendment of the Company’s shareholders register accordingly, (ii) an order enjoining the defendants from executing any transaction or taking any other action that could adversely and disproportionally affect the Plaintiffs’ rights as shareholders, and (iii) the Defendants to notify the relevant regulatory authorities of the plaintiffs’ claim.
The Company intends to contest the Plaintiffs’ claims and believes that the Plaintiffs’ request for injunctive relief is moot, as the Company issued and placed in trust sufficient shares to provide for the Plaintiffs’ alleged stakes in the Company should they prevail on the merits.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Endurance Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Endurance Acquisition Corp. (the “Company”) as of December 31, 2021, the related statements of operations, changes in shareholders’ equity and cash flows for the period from April 23, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from April 23, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2021 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2021.
Costa Mesa, CA
March 30, 2022

ENDURANCE ACQUISITION CORP.
BALANCE SHEET
DECEMBER 31, 2021
Assets:
Current assets:
Cash	$510,165
Prepaid expenses	635,952
Total current assets	1,146,117
Prepaid expenses, non-current	443,363
Cash held in Trust Account	201,007,683
Total assets	$202,597,163
Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accrued expenses	$1,566,013
Total current liabilities	1,566,013
Warrant liabilities	9,340,468
Deferred underwriting commissions	9,000,000
Total liabilities	19,906,481
Commitments and Contingencies (Note 6)
Class A ordinary shares subject to possible redemption, 20,000,000 shares at redemption value of $10.05	201,007,683
Shareholders’ Equity (Deficit):
Preference shares, $0.0001 par value; 2,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; none issued and outstanding (exclude 20,000,000 shares subject to possible redemption)	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 5,000,000 shares issued and outstanding	500
Additional paid-in capital	—
Accumulated deficit	(18,317,501)
Total shareholders’ equity (deficit)	(18,317,001)
Total Liabilities and Shareholders’ Equity (Deficit)	$202,597,163
The accompanying notes are an integral part of these financial statements.

ENDURANCE ACQUISITION CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM APRIL 23, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021
Formation and operating costs	$1,821,244
Loss from operations	(1,821,244)
Other income (expense)
Change in fair value of warrant liabilities	3,993,683
Transactions costs allocated to warrant liabilities	(1,260,224)
Gain on expired over-allotment	41,845
Interest income	7,683
Total other income, net	2,782,987
Net income	$961,743
Basic and diluted weighted average shares outstanding, ordinary shares subject to redemption	8,433,735
Basic and diluted net income per Class A ordinary share	$0.07
Basic and diluted weighted average shares outstanding, ordinary shares	5,000,000
Basic and diluted net income per ordinary share	$0.07
The accompanying notes are an integral part of these financial statements.

ENDURANCE ACQUISITION CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE PERIOD FROM APRIL 23, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021
	Class A Ordinary Share		Class B Ordinary Share		Additional Paid-in Capital	Accumulated Deficit	Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of April 23, 2021 (Inception)	—	$—	—	$—	$—	$—	$—
Class B ordinary shares issued to initial shareholder	—	—	5,750,000	575	24,425	—	25,000
Forfeit of 750,000 over-allotment founder shares	—	—	(750,000)	(75)	75	—	—
Sale of 20,000,000 Units through public offering	20,000,000	2,000	—	—	—	—	2,000
Shares subject to redemption	(20,000,000)	(2,000)	—	—	—	—	(2,000)
Excess of private placement proceed over fair value as capital contribution, net of amount deposited into Trust	—	—	—	—	848,914	—	848,914
Fair value of over-allotment option					(41,845)		(41,845)
Subsequent measurement of Class A ordinary shares subject to redemption	—	—	—	—	(831,569)	(29,080,985)	(29,912,554)
Incentives to anchor investors	—	—	—	—	—	9,801,741	9,801,741
Net income	—	—	—	—	—	961,743	961,743
Balance as of December 31, 2021	—	$—	5,000,000	$500	$—	$(18,317,501)	$(18,317,001)
The accompanying notes are an integral part of these financial statements.

ENDURANCE ACQUISITION CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM APRIL 23, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021
Cash flows from operating activities:
Net income	$961,743
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(7,683)
Offering costs allocated to warrants	1,260,224
Gain on expired over-allotment	(41,845)
Change in fair value of warrant liabilities	(3,993,683)
Changes in operating assets and liabilities:
Prepaid assets	(1,079,315)
Accrued expenses	1,355,676
Net cash used in operating activities	(1,544,883)
Cash flows from investing activities:
Investment of cash in Trust Account	(201,000,000)
Net cash used in investing activities	(201,000,000)
Cash flows from financing activities:
Proceeds from initial public offering, net of underwriting discounts paid	196,000,000
Proceeds from private placement	7,630,000
Proceeds from issuance of founder shares	25,000
Proceeds from issuance of promissory note to related party	148,372
Payment of promissory note	(148,372)
Payment of deferred offering costs	(599,952)
Net cash provided by financing activities	203,055,048
Net change in cash	510,165
Cash, beginning of the period	—
Cash, end of the period	$510,165
Supplemental disclosure of non-cash investing and financing activities
Deferred underwriting discount	$9,000,000
Initial classification of warrant liabilities	$13,334,151
Initial value of Class A ordinary shares subject to possible conversion	$201,000,000
Accretion of Class A ordinary shares subject to possible redemption	$7,683
The accompanying notes are an integral part of these financial statements.

Endurance Acquisition Corp.
Notes to Financial Statements
Note 1 — Organization, Business Operations, Liquidity and Going Concern
Endurance Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on April 23, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). While the Company may pursue an initial Business Combination target in any industry or geographic location, the Company intends to focus its search for a target business operating in data infrastructure and analytics, with a primary focus on space and wireless industries and related technology and services, which the Company refers to as “space-based tech” businesses.
As of December 31, 2021, the Company had not commenced any operations. All activity for the period from April 23, 2021 (inception) through December 31, 2021 relates to the Company’s formation, search for a target business and the Initial Public Offering (the “IPO”), and subsequent to the IPO, identifying a target company for a Business Combination and activities in connection with the proposed business combination with SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (“SatixFy”). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO and will recognize changes in the fair value of warrant liabilities as other income (expense).
The Company has selected December 31 as its fiscal year end.
The Company’s sponsor is Endurance Antarctica Partners, LLC, a Cayman Islands limited liability company (the “Sponsor”).
Financing
The registration statement for the Company’s IPO was declared effective on September 14, 2021 (the “Effective Date”). On September 17, 2021, the Company’s consummated the IPO of 20,000,000 units at $10.00 per unit (the “Units”), which is discussed in Note 3 (the “Initial Public Offering”), generating gross proceeds to the Company of $200,000,000. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (the “Public Warrants”). Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share.
Simultaneously with the consummation of the IPO, the Company consummated the private placement of 7,630,000 warrants (the “Private Placement Warrants”) to the Sponsor and Cantor Fitzgerald & Co. (“Cantor”), at a price of $1.00 per Private Placement Warrant in a private placement, generating gross proceeds to the Company of $7,630,000.
Transaction costs amounted to $23,612,030 consisting of $4,000,000 of underwriting commissions, $9,000,000 of deferred underwriting commissions, $810,289 of other offering costs and $9,801,741 of incentives to anchor investors. In addition, December 31, 2021, $510,165 of cash was held outside of the Trust Account (as defined below) and is available for working capital purposes.
Trust Account
Following the closing of the IPO on September 17, 2021, $201,000,000 ($10.05 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was deposited into a trust account (the “Trust Account”) and was invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. Based on current interest rates, the Company estimates that the interest earned on the Trust Account will be approximately $40,200 per year, assuming an interest rate of 0.02% per year. The Company will not be permitted to withdraw any of the principal or interest held in the Trust Account except for the withdrawal of interest to pay taxes, if any. The funds held in the Trust Account will not otherwise be released from the Trust Account until the earliest of: (1) the completion of the initial Business Combination; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend its amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company does not complete its initial Business Combination within 18 months from the closing of the IPO, or (B) with respect to any other provision relating to the rights of holders of the Company’s Class A ordinary shares; and (3) the redemption of the public shares if the Company has not completed an initial Business Combination within 18 months from the closing of the IPO, subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which would have priority over the claims of the public shareholders.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the Private Placement Warrants, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination (less deferred underwriting commissions).
The Company’s Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the value of the trust account (excluding the amount of any deferred underwriting discount held in trust and taxes payable on the income earned on the trust account). However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.
Initial Business Combination
The Company will provide the holders of Class A ordinary shares with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either: (1) in connection with a general meeting called to approve the Business Combination or (2) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require the Company to seek shareholder approval under applicable law or Nasdaq listing requirement. The shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of its initial Business Combination, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to the limitations described herein. The amount in the Trust Account is initially $10.05 per public share. The per-share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters.
The Class A ordinary shares subject to redemption are recorded at a redemption value and classified as temporary equity, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”
The Company will have 18 months from September 17, 2021 (the “Combination Period”) to complete the initial Business Combination. If the Company is unable to complete the initial Business Combination within the Combination Period or during any extension period approved by the Company’s shareholders (an “Extension Period”), the Company will (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Class A ordinary shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish EDNCU public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of the Company remaining shareholders and its board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete its initial Business Combination within the Combination Period or during any Extension Period.
The initial shareholders, directors, officers and advisors have entered into a letter agreement with the Company, pursuant to which they have agreed to waive: (i) their redemption rights with respect to any founder shares and public shares held by them, as applicable, in connection with the completion of the initial Business Combination; (ii) their redemption rights with respect to any founder shares and public shares held by them in connection with a shareholder vote to amend the amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company does not complete the initial Business Combination within 18 months from the closing of the Company’s IPO or (B) with respect to any other provision relating to the rights of holders of the Class A ordinary shares; and (iii) their rights to liquidating distributions from the trust account with respect to any founder shares they hold if the Company fails to complete the initial Business Combination within 18 months from the closing of the Company’s IPO or during any Extension Period (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the prescribed time frame). Each of the Company’s anchor investors has entered into an investment agreement with the Company pursuant to which they have agreed that any founder shares held by them are (i) not entitled to redemption rights in connection with the completion of the initial Business Combination or in connection with a shareholder vote to amend the amended and restated memorandum and articles of association and (ii) not entitled to liquidating distributions from the trust account with respect to any founder shares the anchor investor holds in the event the Company fails to complete the initial Business Combination within 18 months from the closing of the Company’s IPO or during any Extension Period.
The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than its independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.05 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of the Company and, therefore, the Sponsor may not be able to satisfy those obligations. The Company has not asked the Sponsor to reserve for such obligations.
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Liquidity and Going Concern
As of December 31, 2021, the Company had $510,165 in its operating bank account, and a working capital deficit of $(419,896). In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor, or an affiliate of the Sponsor, or certain Company’s officers and directors may, but are not obligated to, provide the Company with Working Capital Loans (see Note 5).

As of December 31, 2021, the Company has neither engaged in any operations nor generated any revenues to date. The Company’s only activities since inception have been organizational activities those necessary to prepare for the Company’s IPO and search for a target business. Following the IPO, the Company will not generate any operating revenues until after completion of its initial business combination. The Company has generated non-operating income in the form of interest income earned on the trust account balance in the amount of $7,683 which cannot used for working capital. The Company expects to incur increased expenses since becoming a public company (for legal, financial reporting, accounting and auditing compliance), as well as expenses as it conducts due diligence on prospective business combination candidates.
Based on the foregoing, management believes that the Company will not have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing.
Management has determined that the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern.
Note 2 — Significant Accounting Policies and Basis of Presentation
Basis of Presentation
The accompanying financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $510,165 in cash as of December 31, 2021. The Company did not have any cash equivalents as of December 31, 2021.
Marketable Securities Held in Trust Account
As of December 31, 2021, the assets held in the Trust Account were held in money market fund. At December 31, 2021, the Company had $201,007,683 held in the Trust Account.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. As of December 31, 2021, the Company had not experienced losses on this account.
Offering Costs associated with the Initial Public Offering
Offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the IPO. The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A-”Expenses of Offering”. Offering costs are allocated to the separable financial instruments issued in the IPO based on a relative fair value basis compared to total proceeds received. Offering costs associated with warrant liabilities are expensed, and offering costs associated with the Class A ordinary shares are charged to shareholders’ equity. The Company incurred offering costs amounting to $23,612,030 as a result of the Initial Public Offering consisting of $4,000,000 of underwriting commissions, $9,000,000 of deferred underwriting commissions, $810,289 of other offering costs and $9,801,741 of incentives to anchor investors.
The Company recorded $22,351,806 of offering costs as a reduction of equity in connection with the Class A ordinary shares included in the Units. The Company immediately expensed $1,260,224 of offering costs in connection with the Public Warrants and Private Placement Warrants that were classified as liabilities.
Ordinary Shares Subject to Possible Redemption
The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. As a result of recent guidance to Special Purpose Acquisition Companies by the SEC regarding redeemable equity instruments, the Company revisited its application of ASC 480-10-S99 on the Company’s financial statements. Subsequent to the re-evaluation, the Company’s management concluded that all of its Public Shares should be classified as temporary equity. Accordingly, 20,000,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.
Income Taxes
The Company accounts for income taxes in accordance with the provisions of ASC Topic 740, “Income Taxes” (“ASC 740”). Under the asset and liability methods, as required by this accounting standard, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to the period when assets are realized, or liability is settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in the operation of statement in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net Income Per Ordinary Share
The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. The 17,630,000 potential ordinary shares for outstanding warrants to purchase the Company’s shares were excluded from diluted earnings per share for the year ended December 31, 2021 because the warrants are contingently exercisable, and the contingencies have not yet been met. As a result, diluted net income per ordinary shares is the same as basic net income per ordinary shares for the period. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share for each class of ordinary shares:
	For the Period from April 23, 2021 (Inception) to December 31, 2021
	Class A	Class B
Basic and diluted net income per share:
Numerator:
Allocation of net income	$603,785	$357,958
Denominator:
Basic and diluted weighted-average shares outstanding	8,433,735	5,000,000
Basic and diluted net income per share	$0.07	$0.07
Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.
FASB ASC 470-20, Debt with Conversion and Other Options addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate IPO proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating IPO proceeds first to fair value of the warrants and then the Class A ordinary shares.
The Company granted the underwriters a 45-day option at the Initial Public Offering date to purchase up to 3,000,000 additional Units to cover over-allotments. The over-allotment option was evaluated under ASC 480 “Distinguishing Liabilities from Equity” and is considered to be a freestanding financial instrument and meets the definition of a liability under ASC 480. The determination was based on the understanding that the over-allotment option may be exercised subsequent to the transfer of the securities from the underwriters to the investors. The over-allotment option liability is measured at fair value at inception and subsequently until expired on October 29, 2021, with changes in fair value presented in the statement of operations. As of December 31, 2021, no such liability related to over-allotment was recorded on the accompanying balance sheet.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature, except for the Warrants (see Note 9).
Recent Accounting Standards
In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
Note 3 — Initial Public Offering
On September 17, 2021, the Company consummated its IPO of 20,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Each whole warrant will entitle the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). Each warrant will become exercisable 30 days after the completion of the initial Business Combination and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.
Following the closing of the IPO on September 17, 2021, $201,000,000 ($10.05 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants, was placed in a Trust Account and was invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.
All of the 20,000,000 Class A ordinary share sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s certificate of incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary share subject to redemption to be classified outside of permanent equity.
The Class A ordinary share is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable ordinary share resulted in charges against additional paid-in capital and accumulated deficit.
As of December 31, 2021, the ordinary share reflected on the balance sheet are reconciled in the following table:
Gross proceeds from IPO	$201,000,000
Less:
Proceeds allocated to Public Warrants	(7,553,065)
Ordinary share issuance costs	(22,351,806)
Plus:
Remeasurement of carrying value to redemption value	29,904,871
Interest income	7,683
Contingently redeemable ordinary share	$201,007,683
Note 4 — Private Placement
Simultaneously with the closing of the IPO, the Company’s Sponsor and Cantor purchased an aggregate of 7,630,000 Private Placement Warrants, of which 6,630,000 Private Placement Warrants were purchased by the Sponsor and 1,000,000 Private Placement Warrants were purchased by Cantor, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per warrant, or $7,630,000 in the aggregate, in a private placement.
The Private Placement Warrants will not be redeemable by the Company (except as described in Note 1) so long as they are held by the Sponsor, Cantor or their permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor, Cantor or their permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units being sold in the IPO. The Sponsor, as well as its permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis.
A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period or during any Extension Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the public shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the IPO, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, except as described above, the Private Placement Warrants are non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or Cantor or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Note 5 — Related Party Transactions
Founder Shares
On April 26, 2021, the Sponsor purchased 5,750,000 founder shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. The purchase price of the founder shares was determined by dividing the amount of cash contributed to the Company by the number of founder shares issued. On June 7, 2021, the Sponsor transferred 25,000 founder shares to Mitsui & Co., LTD., an advisory board member. On August 13, 2021, the Sponsor transferred 35,000 founder shares to each of Gary D. Begeman, Henry E. Dubois and Michael Leitner, the independent directors, and 25,000 founder shares to each of Eddie Kato and Simon Cathcart, the advisory board members. 750,000 founder shares were forfeited by the Sponsor on October 29, 2021 after the underwriters’ over-allotment option expired without being exercised.
In connection with the IPO, the anchor investors, collectively, acquired from the Sponsor an aggregate of 1,250,000 Founder Shares, with an aggregate fair value of $9,807,176. The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, the offering costs were allocated to the separable financial instruments (i.e., public shares and Public Warrant) issued in the IPO based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to the public shares were charged to shareholders’ equity upon the completion of the IPO.
Promissory Note-Related Party
The Sponsor issued a promissory note allowing the Company to borrow up to $300,000 under an unsecured promissory note to be used for a portion of the expenses of the Company’s IPO. The Company had borrowed $148,372 under promissory note, which was fully repaid on September 17, 2021. At December 31, 2021, no such promissory note were outstanding.
Working Capital Loans
In addition, in order to fund any working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required. If the Company completes its initial Business Combination, it may repay such loaned amounts out of the proceeds of the trust account released to the Company. Otherwise, such loans may be repaid only out of funds held outside the trust account. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the private placement warrants issued to the Sponsor and Cantor. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. The Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor or certain of its directors and officers as the Company does not believe third parties will be willing to loan such funds and provide a waiver of any and all rights to seek access to funds in the trust account. At December 31, 2021, no such Working Capital Loans were outstanding.
Consulting and Management Fees
After the initial Business Combination, members of the Company’s management team who remain with the Company may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to the shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to the shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider the initial Business Combination, as applicable, as it will be up to the directors of the post-combination business to determine executive officer and director compensation.

Secretarial and Administrative Services
On September 14, 2021, the Company entered into an Administrative Services Agreement pursuant to which it will also pay an affiliate of the Sponsor a total of $10,000 per month for office space, administrative and support services. Upon completion of the initial Business Combination or a liquidation, the Company will cease paying these monthly fees. For the period from April 23, 2021 (inception) to December 31, 2021, the Company incurred and paid $35,333 under the Administrative Services Agreement.
Note 6 — Commitments and Contingencies
Registration Rights
The holders of the founder shares, Private Placement Warrants and any warrants that may be issued on conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the founder shares) will be entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the IPO requiring the Company to register such securities for resale (in the case of the founder shares, only after conversion to the Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such. Notwithstanding the foregoing, the underwriters may not exercise their demand and “piggyback” registration rights until five years after the effective date of the registration statement of which this prospectus forms a part and may not exercise their demand rights on more than one occasion.
Underwriting Agreement
The underwriters had a 45 -day option from the date of the IPO to purchase up to an additional 3,000,000 Units to cover over-allotments, if any. The option expired on October 29, 2021.
On September 17, 2021, the Company paid a cash underwriting discount of 2.0% per Unit, or $4,000,000. Upon completion of the initial Business Combination, up to 4.5% per Unit, or $9,000,000, which constitutes the underwriters’ deferred commissions will be paid to the underwriters from the funds held in the trust account, and the remaining funds, less amounts used to pay redeeming shareholders, will be released to the Company and can be used to pay all or a portion of the purchase price of the business or businesses with which the initial Business Combination occurs or for general corporate purposes, including payment of principal or interest on indebtedness incurred in connection with the initial Business Combination, to fund the purchases of other companies or for working capital. The underwriters will not be entitled to any interest accrued on the deferred underwriting discounts and commissions.
Note 7 — Warrant Liabilities
At December 31, 2021, the Company had 17,630,000 warrants outstanding (10,000,000 Public Warrants and 7,630,000 Private Placement Warrants).
Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the completion of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummate its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $10.00 per share redemption trigger price described below under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating thereto is current, subject to the Company’s satisfying its obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption described below under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00”. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A ordinary share underlying such unit.
The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC, and within 60 business days following the initial Business Combination to have declared effective, a post-effective amendment to the registration statement for the IPO or a new registration statement for the registration, under the Securities Act, covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $ 18.00.
Once the warrants become exercisable, the Company may redeem the warrants (except as described herein with respect to the private placement warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within any 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”).

Redemption of warrants when the price per Class A ordinary share equals or exceeds $ 10.00.
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the “fair market value” of the Class A ordinary shares;

•
if, and only if, the Reference Value equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant); and

•
if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant), then the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

The “fair market value” of the Class A ordinary shares shall mean the volume weighted average price of the Class A ordinary shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. This redemption feature differs from the warrant redemption features used in some other blank check offerings. The Company will provide its warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).
The Company accounted for the Public Warrants and Private Placement Warrants as liabilities in accordance with the guidance contained in ASC 815-40, Derivatives and Hedging-Contracts in Entity’s Own Equity. Because the Company does not control the occurrence of events, such as a tender offer or exchange that may trigger cash settlement of the warrants where not all of the shareholders also receive cash, the warrants do not meet the criteria for equity treatment thereunder, and as such, the warrants must be recorded as derivative liability.
Additionally, certain adjustments to the settlement amount of the Private Placement Warrants are based on a variable that is not an input to the fair value of a “fixed-for-fixed” option as defined under ASC 815-40, and thus the Private Placement Warrants are not considered indexed to the Company’s own stock and not eligible for an exception from derivative accounting.
The accounting treatment of derivative financial instruments requires that the Company record a derivative liability upon issuance of the warrants at the closing of the IPO. Accordingly, the Company classified each warrant as a liability at its fair value. The Public Warrants were allocated a portion of the proceeds from the issuance of the Units equal to its fair value determined with the assistance of a professional independent valuation firm. The warrant liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification of the warrants at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the IPO, except that the Private Place Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Note 8 — Shareholders’ Equity
Preference Shares
The Company is authorized to issue 2,000,000 preference shares with a par value of $0.0001 per share. At December 31, 2021, there were no preference shares issued or outstanding.
Class A Ordinary Shares
The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2021, there were 20,000,000 Class A ordinary shares issued or outstanding, all of which are subject to possible redemption.
Class B Ordinary Shares
The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each ordinary share. At December 31, 2021, there were 5,000,000 Class B ordinary shares issued and outstanding.
The Sponsor, officers, directors, advisors and anchor investors have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of: (1) one year after the completion of the initial Business Combination; and (2) subsequent to the initial Business Combination (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property (except with respect to permitted transferees as described herein). Any permitted transferees will be subject to the same restrictions and other agreements of the Sponsor with respect to any founder shares.
The founder shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the IPO and related to the closing of the initial Business Combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all ordinary shares issued and outstanding upon the completion of the IPO plus all Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for the Class A ordinary shares issued in a financing transaction in connection with the initial Business Combination, including but not limited to a private placement of equity or debt.
Note 9 — Fair Value of Financial Instruments
The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy described above. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The fair value of the Company’s prepaid expenses and accrued offering costs and expenses approximate the carrying amounts represented in the balance sheet, primarily due to their short-term nature.
The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis at December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
	December 31, 2021	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Marketable Securities held in Trust Account	$201,007,683	$201,007,683	$—	$—
	$201,007,683	$201,007,683	$—	$—
Liabilities:
Warrant liabilities – Public Warrants	$5,294,000	$5,294,000	$—	$—
Warrant liabilities – Private Placement Warrants	4,046,468	—	—	4,046,468
	$9,340,468	$5,294,000	$—	$4,046,468

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statement of operations. The Private Warrants were initially valued and continue to be valued using a Monte Carlo model.
The Private Warrants are initially considered to be a Level 3 fair value measurements due to the use of unobservable inputs and were initially valued using a Monte Carlo Model.
The Monte Carlo model’s primary unobservable input utilized in determining the fair value of the Private Warrants and Public Warrants is the expected volatility of the ordinary shares. The expected volatility as of the IPO date was derived from the post-merger announced publicly traded warrants for comparable SPAC companies as of the valuation date.
The following table provides quantitative information regarding Level 3 fair value measurements as of December 31, 2021:
Input	December 31, 2021	September 17, 2021
Exercise price	$11.50	$11.50
Unit price	$ 9.78	$10.00
Volatility	9.6%	13.3%
Expected term of the warrants	6.07 years	6.36 years
Risk-free rate	1.36	1.08%
Dividend yield	0	0
The Company’s public warrants began separately trading on November 5, 2021. After this date, the public warrant values per share were based on the observed trading prices of the public warrants as of each balance sheet date. The fair value of the public warrant liability is classified as level 1 as of December 31, 2021.
The following table presents the changes in the fair value of Level 3 warrant liabilities:
	Private Placement Warrants	Public Warrants	Total Warrant Liabilities
Fair value as of April 23, 2021 (inception)	$—	$—	$—
Initial measurement on September 17, 2021	5,781,086	7,553,065	13,334,151
Change in fair value of warrant liabilities	(1,734,618)	(2,259,065)	(3,993,683)
Transfer from level 3 to level 1		(5,294,000)	(5,294,000)
Fair value as of December 31, 2021	$4,046,468	$—	$4,046,468
Note 10 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date the financial statement was issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.
On March 8, 2022, the Company entered into a business combination agreement (the “Business Combination Agreement”) with SatixFy and SatixFy MS, a Cayman Islands exempted company and a direct, wholly owned subsidiary of SatixFy (“Merger Sub”). Pursuant to the Business Combination Agreement, Merger Sub will merge with and into the Company, with the Company surviving the Business Combination as a wholly-owned subsidiary of SatixFy.
At the effective time of the Business Combination (the “Effective Time”), (i) each Company Class A ordinary share, par value $0.0001 per share (excluding treasury shares, redeeming shares and dissenting shares), will be exchanged for one ordinary share of SatixFy and (ii) each outstanding warrant of the Company will be assumed by SatixFy and will become a warrant exercisable for one ordinary share of SatixFy (subject the terms and conditions of the Warrant Assumption Agreement).
Prior to the Effective Time, each preferred share of SatixFy will be converted into one ordinary share of SatixFy. Immediately following such preferred share conversion but prior to the Effective Time, each issued and outstanding ordinary share of SatixFy will be converted into a number of SatixFy ordinary shares (the “Pre-Closing Recapitalization”) determined by multiplying each then issued and outstanding ordinary share by the quotient of (a) the Adjusted Equity Value Per Share and (b) $10.00 (the “Exchange Ratio”). Additionally, immediately following the Pre-Closing Recapitalization but prior to the Effective Time, each SatixFy Option outstanding and unexercised immediately prior to the Effective Time, will be adjusted by multiplying the number of SatixFy ordinary shares subject to such option by the Exchange Ratio and the per share exercise price will determined by dividing the exercise price of such option immediately prior to the Effective Time by the Exchange Ratio. In addition, immediately following the Pre-Closing Recapitalization but prior to the Effective Time, each SatixFy warrant will be adjusted by multiplying the number of SatixFy ordinary shares subject to such warrant by the Exchange Ratio and the per share exercise price will be determined by dividing the per share exercise price of such warrant immediately prior to the Effective Time by the Exchange Ratio. Each SatixFy warrant issued and outstanding will be exercised on a cashless basis assuming a then price per share equal to $10.00, and no SatixFy warrants shall survive after the Effective Time.
For more information about the Business Combination Agreement and the proposed Business Combination, see our Current Report on Form 8-K filed with the SEC on March 8, 2022, and subsequent filings with the SEC. Unless specifically stated, this Form 10-K does not give effect to the proposed Business Combination and does not contain a description of the risks associated with the Business Combination. Such risks and effects relating to the proposed Business Combination will be described in a Form F-4 registration statement to be filed by SatixFy. The registration statement on Form F-4 will also contain a description of the business, operations, financial condition, management, governance, capitalization and other materials terms of the combined company following the business combination as well as information on the redemption process and the shareholders’ meeting to approve the transaction.
On March 6, 2022, the Company entered into a side letter to the underwriting agreement with Cantor and Truist Securities, Inc. (“Truist Securities”) pursuant to which the deferred underwriting commission was changed to $6,000,000 for Cantor and $150,000 for Truist Securities. However, in the event that the Proceeds involved in the Business Combination are in excess of $40,000,000 and less than or equal to $100,000,000, the deferred underwriting commission shall be increased by up to an additional $2,100,000 for Cantor and up to an additional $750,000 for Truist Securities.
In connection with the Business Combination Agreement, the Company and SatixFy entered into a variety of different advisory arrangements with investments banks including Cantor Truist Securities and Barclays Capital Inc. (“Barclays”). Pursuant to the placement agent engagement letter between Cantor, SatixFy and the Company, $3.5 million will be payable by SatixFy upon consummation of the Business Combination. If the Business Combination is consummated, up to $50,000 in expenses will be reimbursed by SatixFy, and if the Business Combination is not consummated, up to $25,000 in expenses will be reimbursed by the Company. Pursuant to the financial advisor engagement letter between Truist Securities and the Company $2.855 million will be payable by the Company upon consummation of the Business Combination, and up to an additional $2.145 million will be payable depending on the amount of Proceeds involved in the Business Combination. Whether or not the Business Combination is consummated, up to $50,000 in expenses will be reimbursed by the Company. Pursuant to the financial advisor engagement letter between Barclays and SatixFy, $7.5 million will be payable by SatixFy upon consummation of the Business Combination, and up to an additional $3.5 million will be payable depending on the amount of Proceeds involved in the Business Combination. Pursuant to the placement agent engagement letter between Barclays, SatixFy and the Company, no fees will be payable by the Company upon consummation of the Business Combination. If the Business Combination is consummated, up to $50,000 in expenses will be reimbursed by SatixFy, and if the Business Combination is not consummated, up to $25,000 in expenses will be reimbursed by the Company. Upon the consummation of the Business Combination, the Company would be a wholly owned subsidiary of SatixFy and any such obligations of the Company would be assumed by SatixFy on a consolidated basis. In the event that the Business Combination is not consummated, the only obligations of SatixFy and/or the Company will be the reimbursement of certain expenses.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of directors and officers
The Israeli Companies Law, 5759-1999 provides that a company may not exculpate or indemnify a director or an executive officer (each an “Officer”) for, or enter into an insurance contract that would provide coverage for, any liability incurred as a result of any of the following: (i) a breach by the Officer of his or her duty of loyalty unless, with respect to insurance coverage or indemnification, due to a breach of his or her duty of loyalty to the company committed in good faith and with reasonable grounds to believe that such act would not prejudice the interests of the company; (ii) a breach by the Officer of his or her duty of care to the company committed intentionally or recklessly excluding a breach arising out of the negligent conduct of the office holder; (iii) any act or omission committed with intent to derive illegal personal benefit; or (iv) a fine, monetary sanction, forfeit or penalty imposed upon an Officer. In addition, the Israeli Companies Law provides that Officers can only be exculpated in advance with respect to liability for damages caused as a result of a breach of their duty of care to the company (but not for such breaches committed intentionally or recklessly, as noted above, or in connection with a distribution (as defined in the Israeli Companies Law)).
SatixFy’s A&R Articles of Association include provisions under which officers are or may be insured, exempted or indemnified against liability, which they may incur in their capacities as such, to the maximum extent permitted by law.
Item 21.   Exhibits and Financial Statements Schedules
Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of March 8, 2022, by and among SatixFy, Endurance Acquisition Corp. and SatixFy MS (included as Annex A to the proxy statement/prospectus).
3.1	Amended and Restated Articles of Association of SatixFy.
3.2	Form of Second Amended and Restated Articles of Association of SatixFy (included as Annex B to the proxy statement/prospectus).
3.3	Amended and Restated Memorandum and Articles of Association of Endurance Acquisition Corp.
4.1	Specimen Unit Certificate of Endurance Acquisition Corp.
4.2	Specimen Ordinary Share Certificate of Endurance Acquisition Corp.
4.3	Specimen Warrant Certificate of Endurance Acquisition Corp.
4.4	Warrant Agreement, dated as of September 14, 2021, between Continental and Endurance Acquisition Corp.
4.5	Registration Rights Agreement, dated as of September 14, 2021, by and among Endurance Acquisition Corp., the Sponsor and certain equityholders of Endurance Acquisition Corp.
4.6	Letter Agreement, dated as of September 14, 2021, by and among Endurance Acquisition Corp., its officers and directors, and the Sponsor.
4.7*	Specimen Ordinary Share Certificate of SatixFy.
4.8*	Specimen Warrant Certificate of SatixFy.
4.9*	Specimen PIPE Warrant Certificate of SatixFy.
4.10	Form of Warrant Assignment, Assumption and Amendment Agreement, by and among SatixFy, Endurance Acquisition Corp. and Continental.

Exhibit Number	Description
4.11	Form of Warrant Agreement, by and among SatixFy and Continental Stock Transfer & Trust Company.
4.12	Amended and Restated Shareholders’ Agreement, dated as of March 8, 2022, by and among SatixFy, certain equityholders of SatixFy and certain equityholders of Endurance Acquisition Corp.
5.1*	Opinion of Gross & Co., as to the validity of the SatixFy Ordinary Shares and SatixFy warrants to be issued.
5.2*	Opinion of Davis Polk & Wardwell LLP as to the validity of the SatixFy warrants to be issued.
10.1	Investment Management Trust Agreement, dated as of September 14, 2021, by and between Continental and Endurance Acquisition Corp.
10.2	Form of SatixFy Transaction Support Agreement, dated as of March 8, 2022, by and among SatixFy, Endurance Acquisition Corp. and certain equityholders of SatixFy.
10.3	Sponsor Letter Agreement, dated as of March 8, 2022, by and among Endurance Acquisition Corp., the Sponsor and certain officers and directors of Endurance Acquisition Corp. in favor of SatixFy and Endurance Acquisition Corp.
10.4	Amended and Restated Registration Rights Agreement, dated as of March 8, 2022, by and among Endurance Acquisition Corp., the Sponsor and certain equityholders of Endurance Acquisition Corp.
10.5	Form of Unit Subscription Agreement, by and between SatixFy and the subscribers party thereto.
10.6	Common Equity Purchase Agreement, dated as of March 8, 2022, by and among SatixFy and CF Principal Investments LLC.
10.7	Form of Registration Rights Agreement, by and among SatixFy and CF Principal Investments LLC.
10.8*	Form of Director and Officer Indemnification Agreement.
10.9*	SatixFy Communications Ltd. Compensation Policy
10.10†	Credit Agreement, dated as of February 1, 2022, by and among SatixFy, Wilmington Savings Fund Society, FSB, as administrative agent and the lenders thereunder.
10.11†	Security Agreement, dated as of February 1, 2022, by and among SatixFy, the grantors party thereto and Wilmington Savings Fund Society, FSB, as collateral agent.
10.12*	2020 Share Award Plan
21.1*	List of subsidiaries of SatixFy.
23.1*	Consent of Ziv Haft Certified Public Accountants (Isr.), a member firm of BDO International Limited, independent registered public accounting firm for SatixFy.
23.2*	Consent of Marcum LLP, independent registered accounting firm for EDNCU.
23.3*	Consent of Gross & Co. (included in Exhibit 5.1).
23.4*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.2).
24.1*	Power of Attorney.
99.1*	Form of Proxy for Special Meeting (included as Annex to the proxy statement/prospectus)
99.2*	Consent of Richard C. Davis (Director Nominee)
107*	Filing Fee Table

*
To be filed by amendment.

†
Certain schedules and exhibits to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplemental copies of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

††
Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

Item 22.   Undertakings
The undersigned registrant hereby undertakes:
•
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

•
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

•
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

•
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (1)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
•
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rehovot, Israel on the      day of           , 2022.
SATIXFY COMMUNICATIONS LTD.
By:	/s/
Name: Yoel Gat
Title: Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Yoel Gat and Yoav Leibovitch, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of SatixFy Communications Ltd., and to file the same, with all exhibits thereto, and other document in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.
Name	Position	Date
Yoel Gat	Chief Executive Officer and Director (Principal Executive Officer)
Yoav Leibovitch	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)
Mary Cotton	Director
Shengyan Fan	Director
Larry Krauss	Director
Doron Rainish	Director
Yair Shamir	Director
David Willetts	Director

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of SatixFy Communications Ltd. has signed this proxy statement/prospectus in the City of New York, State of New York, on the           day of           , 2022.
Authorized U.S. Representative-COGENCY GLOBAL INC.
By:	/s/
Name:
Title: